Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

As confidentially submitted with the Securities and Exchange Commission on December 15, 2023. This Amendment No. 7 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

INGRAM MICRO HOLDING CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	5045	86-2249729
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3351 Michelson Drive, Suite 100

Irvine, CA 92612

Telephone: (714) 566-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul Bay

Chief Executive Officer

3351 Michelson Drive, Suite 100

Irvine, CA 92612

Telephone: (714) 566-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Cristopher Greer, Esq. Anne L. Barrett, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019-6099 (212) 728-8000	Augusto Aragone, Esq. General Counsel 7509 NW 99th Avenue Doral, FL 33178 (786) 547-6045	James J. Clark, Esq. William J. Miller, Esq. Meghan McDermott, Esq. Cahill Gordon & Reindel LLP 32 Old Slip New York, NY 10005 (212) 701-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. SUBJECT TO COMPLETION, DATED, 2023. Shares MICRO Ingram Micro Holding Corporation Common Stock This is the initial public offering of common stock of Ingram Micro Holding Corporation (the Common Stock). We are offering shares of our Common Stock. Currently, no public market exists for our shares of our Common Stock. We expect that the initial public offering price of our Common Stock will be between $and $per share. We have applied to have our Common Stock listed on the New York Stock Exchange (the NYSE) under the symbol INGM. After the completion of this offering, Imola JV Holdings L.P., an investment vehicle ultimately controlled by Platinum Equity, LLC, will continue to beneficially own % of the voting power of all of our outstanding shares of Common Stock. As a result, we will be a controlled company within the meaning of the corporate governance rules of the NYSE. See ManagementBoard Independence. We intend to use the proceeds from this offering of the Common Stock to repay a portion of the outstanding borrowings under our Term Loan Credit Facility (as defined herein). See Use of Proceeds. Investing in our Common Stock involves risk. See Risk Factors beginning on page 26 to read about factors you should consider before buying shares of our Common Stock. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. Per Share Total(1) Initial public offering price $$ Underwriting discounts and commissions(2)$$Proceeds, before expenses, to us $ $ (1) Assumes no exercise of the underwriters option to purchase additional shares of Common Stock from the selling stockholder as described below.(2) Please see the section entitled Underwriting for a description of compensation payable to the underwriters. The selling stockholder identified in this prospectus has granted the underwriters an option to purchase up to additional shares of Common Stock, at the initial public offering price, less the underwriting discount, for 30 days from the date of this prospectus. We will not receive any of the proceeds from the sale of shares by the selling stockholder upon such exercise. The underwriters expect to deliver the shares of our Common Stock to our investors on or about,. Morgan Stanley Goldman Sachs & Co. LLC J.P. Morgan The date of this prospectus is , 2023.

The Business Powering the World’s Technology Brands.

Leading Global Scale

$50.8B
2022 Net Sales [1]

Operations in
59
Countries

130
Logistics and Service Centers

25.2K+
Full-time Associates

40+
Acquisitions Worth $2B Since 2012

(1) $50.8B represents the net sales from Fiscal Year 2022 (Successor).

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

i

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we nor the selling stockholder nor the underwriters have authorized anyone to provide you with different information. The Company, the selling stockholder and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sales of shares of our Common Stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We are not, the selling stockholder is not and the underwriters are not, making an offer to sell shares of our Common Stock in any jurisdiction where the offer or sale is not permitted. Neither we nor the selling stockholder nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of shares of Common Stock and the distribution of this prospectus outside the United States.

INDUSTRY AND MARKET DATA

Within this prospectus, we reference information and statistics regarding the IT industry. We have obtained this information and statistics from various independent third-party sources, including independent industry publications, reports by market research firms and other independent sources. Some data and other information contained in this prospectus, including, without limitation, reports from International Data Corporation (“IDC”), Technavio and Statista, are also based on management’s estimates and calculations, which are derived from our review and interpretation of internal company research, surveys and independent sources in the markets in which we operate, which, in each case, we believe are reliable. Data regarding the industries in which we operate and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share within these industries. Market share data is subject to change and cannot always be verified with certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market shares. In addition, customer preferences can and do change. References herein to our being a leader in a market or product category refers to our belief that we have a leading market share position in each specified market, unless the context otherwise requires. While we believe such information is reliable, we have not independently verified any third-party information. While we believe our internal company research, surveys and estimates are reliable, such research, surveys and estimates have not been verified by an independent source. In addition, assumptions and estimates of our and our industries’ future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements.”

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

This prospectus contains some of our trademarks, service marks and trade names, including, among others, “Ingram Micro,” the Ingram Micro logo, “V7” (Video Seven), “CloudBlue,” “Aptec,” “Xvantage” and “Trust X Alliance.” Each one of these trademarks, service marks or trade names is either (i) our registered trademark, (ii) a trademark for which we have a pending application, (iii) a licensed trademark or (iv) a trade name or service mark for which we claim common law rights. All other trademarks, trade names or service marks of any other company appearing in this prospectus belong to their respective owners. Solely for convenience, the trademarks,

ii

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

service marks and trade names referred to in this prospectus are presented without the TM, SM and ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

BASIS OF PRESENTATION

Presentation of Financial Information

Ingram Micro Holding Corporation conducts its operations through its subsidiaries, including its indirect subsidiary Ingram Micro Inc., a Delaware corporation and operating company which is doing business as and which we refer to as “Ingram Micro.” As used in this prospectus, unless the context otherwise indicates, any reference to “our Company,” “the Company,” “us,” “we” and “our” refers, prior to the Imola Mergers, to our predecessor, Ingram Micro, together with its consolidated subsidiaries, and after the Imola Mergers, to our successor, Ingram Micro Holding Corporation, together with its consolidated subsidiaries. Our Fiscal Year is a 52- or 53-week period ending on the Saturday nearest to December 31. All references herein to “Fiscal Year 2022 (Successor)” and “Fiscal Year 2020 (Predecessor)” represent the Fiscal Years ended December 31, 2022 (52 weeks) and January 2, 2021 (53 weeks), respectively. All references herein to the “Unaudited 2022 Interim Period (Successor)” and the “Unaudited 2023 Interim Period (Successor)” represent the thirty-nine weeks ended October 1, 2022 (Successor) and September 30, 2023 (Successor), respectively.

As used in this prospectus, “Platinum” means Platinum Equity, LLC together with its affiliated investment vehicles.

Platinum formed Ingram Micro Holding Corporation (formerly known as Imola Holding Corporation) on September 28, 2020, and on December 9, 2020, Imola Acquisition Corporation, an investment vehicle of certain private investment funds sponsored and ultimately controlled by Platinum, Tianjin Tianhai Logistics Investment Management Co., Ltd., HNA Technology Co., Ltd. (“HNA Tech”), a part of HNA Group, GCL Investment Management, Inc., Ingram Micro and Imola Merger Corporation (“Escrow Issuer”) entered into an agreement pursuant to which Platinum indirectly acquired (through Imola Acquisition Corporation) Ingram Micro from affiliates of HNA Tech, for aggregate cash consideration of approximately $7.2 billion, net of any indebtedness acquired (the “Acquisition Agreement”). The acquisition closed on July 2, 2021 (the “Acquisition Closing Date”). To fund a portion of the consideration for the acquisition, Platinum contributed certain amounts in cash to an indirect parent of Ingram Micro in exchange for the issuance to Platinum of equity in such parent entity in connection with the acquisition (the “Equity Contribution”). Concurrently with the Equity Contribution and to finance the remaining portion of the consideration for the acquisition, Ingram Micro entered into the following:

•	the ABL Credit Facilities, consisting of a $500 million ABL Term Loan Facility and a $3,500 million ABL Revolving Credit Facility;

•	the $2,000 million Term Loan Credit Facility; and

•	the $2,000 million 2029 Notes.

In connection with the acquisition, Ingram Micro repaid in full, or satisfied and discharged in full, the obligations under any governing instruments, as applicable, of the then existing indebtedness of the Company and its subsidiaries, except for certain additional lines of credit, short-term overdraft facilities and other credit facilities with approximately $205.4 million outstanding as of September 30, 2023, and entered into the agreements governing its current indebtedness as described above (the “Financing Transactions”). See “Description of Material Indebtedness.”

As part of the acquisition, Imola Merger Corporation merged with and into GCL Investment Management Inc., an affiliate of HNA Tech, which immediately thereafter merged with and into GCL Investment Holdings, Inc., which subsequently and immediately then merged with and into Ingram Micro, with Ingram Micro as the surviving entity (collectively, and together with the closing of the transactions contemplated by the Acquisition Agreement, the Equity Contribution and the Financing Transactions related to the acquisition, the “Imola Mergers”).

iii

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

For the purpose of discussing our financial results, (i) we refer to ourselves (Ingram Micro Holding Corporation) as the “Successor” in the periods following the Imola Mergers and the “Predecessor” (Ingram Micro Inc.) during the periods preceding the Imola Mergers and (ii) we refer to the period from January 3, 2021 to July 2, 2021 as the “Predecessor 2021 Period” and the period from July 3, 2021 to January 1, 2022 as the “Successor 2021 Period.” The financial information of the Company has been separated by a vertical line on the face of the consolidated financial statements to distinguish the Successor and Predecessor periods. See Note 1, “Organization and Basis of Presentation,” to our audited consolidated financial statements.

The Company’s consolidated financial data for the respective periods as of and for the Fiscal Years ended January 2, 2021 (Predecessor) (“Fiscal Year 2020 (Predecessor)”) and December 31, 2022 (“Fiscal Year 2022 (Successor)”) have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The Company’s consolidated financial data for the Predecessor 2021 Period, for the Successor 2021 Period, and as of January 1, 2022 (Successor) have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus.

To facilitate comparability of Fiscal Year 2022 (Successor) and Fiscal Year 2020 (Predecessor) to the fiscal year ended January 1, 2022, this prospectus also includes unaudited pro forma condensed combined financial information for key financial metrics and results of operations for the year ended January 1, 2022 (the “Unaudited Pro Forma 2021 Combined Period”), which gives effect to the Imola Mergers, on a pro forma basis, as if they had occurred on January 3, 2021. See “Unaudited Pro Forma Condensed Combined Statement of Income.”

Numerical figures included in this prospectus and the consolidated financial statements included in this prospectus are presented in U.S. dollars rounded to the nearest million, unless otherwise noted. Certain amounts presented in tables are subject to rounding adjustments and, as a result, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

Non-GAAP Financial Measures

Our financial statements included in this prospectus have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). We have included certain non-GAAP financial measures in this prospectus, as further described below, that may not be directly comparable to other similarly titled measures used by other companies and therefore may not be comparable among companies. For purposes of Regulation G under the Exchange Act (“Regulation G”) and Section 10(e) of Regulation S-K under the Securities Act (“Regulation S-K”), a non-GAAP financial measure is a numerical measure of a company’s historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statements of operations, balance sheets, or statement of cash flows of the company; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from most directly comparable measure so calculated and presented. Pursuant to the requirements of Regulation G, we have provided reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures. These non-GAAP measures are provided because our management uses these financial measures in monitoring and evaluating our ongoing results and trends.

This prospectus contains “non-GAAP financial measures,” including EBITDA, Adjusted EBITDA, Adjusted Income from Operations, Adjusted Income from Operations Margin, Adjusted Free Cash Flow and Adjusted Return on Invested Capital, which are financial measures that are not required by, or presented in accordance with GAAP.

We believe that, in addition to our results determined in accordance with GAAP, EBITDA, Adjusted EBITDA, Adjusted Income from Operations, Adjusted Income from Operations Margin, Adjusted Free Cash Flow and Adjusted Return on Invested Capital are useful in evaluating our business and the underlying trends

iv

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

that are affecting our performance. The non-GAAP measures noted above are primary indicators that our management uses internally to conduct and measure its business and evaluate the performance of its consolidated operations. Our management believes these non-GAAP financial measures are useful as they provide meaningful comparisons to prior periods and an alternate view of the impact of acquired businesses. These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP. These non-GAAP financial measures reflect an additional way of viewing aspects of our operations that, when viewed with our GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business. A material limitation associated with these non-GAAP measures as compared to the GAAP measures is that they may not be comparable to other companies with similarly titled items that present related measures differently. The non-GAAP measures should be considered as a supplement to, and not as a substitute for or superior to, the corresponding measures calculated in accordance with GAAP. See “Summary Historical and Unaudited Pro Forma Condensed Combined Financial and Other Data” for a reconciliation to the most directly comparable financial measure stated in accordance with GAAP.

Offering Reorganization Transactions

Historically, we have had two classes of common stock, Class A voting common stock and Class B non-voting common stock. Our amended and restated certificate of incorporation, which will be effective prior to the consummation of this offering, will convert our Class A voting common stock and Class B non-voting common stock into Common Stock on a 1-for-1 basis and effect a              -for-             stock split with respect to our Common Stock. We refer to the effectiveness of our amended and restated certificate of incorporation, stock conversion and stock split as the “Offering Reorganization Transactions.”

v

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

GLOSSARY

Certain Definitions

The following terms are used in this prospectus unless otherwise noted or indicated by the context:

•	“2029 Notes” means the Company’s $2,000 million aggregate principal amount 4.750% notes due 2029;

•

“ABL Credit Agreement” means the credit agreement that governs the ABL Revolving Credit Facility and the ABL Term Loan Facility, dated as of July 2, 2021 by and among Imola Acquisition Corporation, Ingram Micro Inc., the borrowers therein, various lenders and issuing banks, and JP Morgan Chase Bank, N.A., as amended by Amendment No. 1 to the ABL Credit Agreement, dated as of August 12, 2021, and as further amended by Amendment No. 2 to the ABL Credit Agreement, dated as of May 30, 2023;

•	“ABL Credit Facilities” means the ABL Term Loan Facility together with the ABL Revolving Credit Facility;

•

“ABL Revolving Credit Facility” means the senior secured asset-based credit facility entered into on July 2, 2021, consisting of a multi-currency revolving credit facility (available for loans and letters of credit) in an aggregate principal amount of up to $3,500 million, subject to borrowing base capacity;

•	“ABL Term Loan Facility” means the term loan facility in an aggregate principal amount of $500 million, entered into on July 2, 2021;

•	“Asia-Pacific” refers to the Asia-Pacific region;

•	“Credit Agreements” means the Term Loan Credit Agreement together with the ABL Credit Agreement;

•	“Credit Facilities” means the ABL Revolving Credit Facility together with the ABL Term Loan Facility and the Term Loan Credit Facility;

•	“EMEA” refers, collectively, to the Europe, Middle East and Africa region;

•

“Indenture” means the indenture that governs the 2029 Notes, dated as of April 22, 2021, by and between Imola Merger Corporation and the Bank of New York Mellon Trust Company, N.A., as trustee and notes collateral agent, as supplemented by that certain supplemental indenture, by and among Ingram Micro Inc., as issuer, the Guarantors (as defined therein) party thereto from time to time, and the Bank of New York Mellon Trust Company, N.A., as trustee and notes collateral agent;

•	“Latin America” refers to the Latin American region;

•	“North America” refers to the North America region encompassing the United States and Canada;

•	“Platinum” means Platinum Equity, LLC together with its affiliated investment vehicles;

•	“Platinum Advisors” means Platinum Equity Advisors, LLC, an entity affiliated with Platinum;

•

“Term Loan Credit Agreement” means the term loan credit agreement that governs the Term Loan Credit Facility, dated as of July 2, 2021, by and among Imola Acquisition Corporation, Ingram Micro Inc., JP Morgan Chase Bank, N.A., and the lenders, agents and other parties thereto, as amended by Amendment No. 1 to the Term Loan Credit Agreement, dated as of June 23, 2023 and as further amended by Amendment No. 2 to the Term Loan Credit Agreement, dated as of September 27, 2023; and

•

“Term Loan Credit Facility” means the senior secured term loan facility in an original aggregate principal amount of $2,000 million with JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and certain other agents and lenders, entered into as of July 2, 2021.

vi

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all the information that you should consider before investing in shares of our Common Stock, and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, including “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and our financial statements and the related notes included elsewhere in this prospectus, before deciding to purchase shares of our Common Stock. Unless the context indicates otherwise, references to “our Company,” “the Company,” “us,” “we” and “our” refers, prior to the Imola Mergers, to our predecessor, Ingram Micro, together with its consolidated subsidiaries, and after the Imola Mergers, to our successor, Ingram Micro Holding Corporation, together with its consolidated subsidiaries. Following this offering, we will be a “controlled company” under the NYSE corporate governance standards, and as a result, will rely on exemptions from certain corporate governance requirements. See “Risk Factors.”

Ingram Micro is a leading solutions provider by revenue for the global information technology (“IT”) ecosystem helping power the world’s leading technology brands. With our vast infrastructure and focus on commercial and consumer technologies, advanced solution offerings and cloud-based solutions, we enable our business partners to scale and operate more efficiently in the markets they serve. We deliver customized solutions to our vendor, reseller and retailer partners, enabling them to provide excellent business outcomes to the companies and consumers they serve. Through our global reach and broad portfolio of products, professional services offerings, software, cloud and digital solutions, we remove complexity and maximize the value of the technology products our partners make, sell or use, providing the world more ways to realize the promise of technology. In the face of significant economic uncertainty and volatility in commercial markets globally, we believe that our business remains well-positioned to benefit from technology megatrends, including cloud migration, enhanced security, Internet-of-Things (“IoT”), hybrid work and 5G.

As one of the world’s largest technology distributors by revenue and/or by global footprint, we have positioned Ingram Micro as an integral link in the global technology value chain. With operations in 59 countries and 130 logistics and service centers worldwide, we serve as a solutions aggregator that we believe based on our experience in the industry enables our more than 1,500 vendor partners to serve the technology needs of nearly 90% of the global population. Original Equipment Manufacturers (“OEMs”) and software providers rely on us to simplify global sales channels, gain operational efficiencies and address complex technology deployments. Our highly diversified base of more than 161,000 customers includes value-added resellers, system integrators, telecommunications companies and managed service providers. We provide our customers with broad product availability, technical expertise and a full suite of professional services to simplify their deployment and maximize their use of technology, including data-driven business and market insights, pre-sales engineering, post-sales integration, technical support and financing solutions. We manage more than 1.25 billion units of technology products every year and handle, on average, in excess of 15,000 technical engineering calls monthly. Additionally, we provide resellers, retailers and OEMs with our IT Asset Disposition (“ITAD”) and Reverse Logistics and Repairs services to advance environmental sustainability through responsibly collecting and beneficially repurposing e-waste through remanufacturing, recycling, refurbishing and reselling technology devices. For the Predecessor 2021 Period, Successor 2021 Period, the Unaudited Pro Forma 2021 Combined Period, Fiscal Year 2022 (Successor) and the Unaudited 2023 Interim Period (Successor), we generated net sales of $26,406.9 million, $28,048.7 million, $54,455.6 million, $50,824.5 million and $35,020.9 million, respectively, and net income of $378.5 million, $96.7 million, $366.1 million, $2,394.5 million and $216.2 million, respectively. In addition, during such periods we generated Adjusted EBITDA of $647.8 million for the Predecessor 2021 Period, $746.3 million for the Successor 2021 Period, $1,384.2 million for the Unaudited Pro Forma 2021 Combined Period, $1,349.4 million for Fiscal Year 2022 (Successor) and $917.7 million for the Unaudited 2023 Interim Period (Successor). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.” As of September 30, 2023 we had approximately 25,230 full-time associates.

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Even before the recent global softening in demand for certain of our traditional offerings, including our commercial and consumer products, we identified the rapidly expanding anything-as-a-service (“XaaS”) market as a key growth driver, leading to our accelerated development of highly integrated solutions and services. Our Ingram Micro Cloud Marketplace connects leading software vendors with what we believe to be the world’s largest cloud ecosystem, enabling them to sell, deploy and manage digital service offerings for more than 31,000 cloud marketplace customers covering millions of end users. Our Cloud Marketplace hosts more than 200 cloud solutions, aggregates 29 marketplaces and manages over 29 million seats. The Ingram Micro Cloud Marketplace is powered by our proprietary CloudBlue digital commerce platform that enables application programming interface (“API”) driven procurement and subscription billing. CloudBlue is also sold as a white label service to clients who want to automate, aggregate and monetize their own cloud services and currently manages over 44 million seats for many of the world’s leading telecommunications companies, as well as for leading managed service providers, technology distributors and value-added resellers. Building on our successful Ingram Micro Cloud Marketplace, CloudBlue platform and other acquired and organically developed intellectual property, in 2021 we launched our Flexible Subscription Engine (“FSE”), which uses artificial intelligence (“AI”) and machine learning (“ML”) technologies to manage cloud and XaaS monthly and annual recurring subscription services together with product purchases. Cloud generated net sales of $225.7 million for Fiscal Year 2020 (Predecessor), $125.9 million for the Predecessor 2021 Period, $161.7 million for the Successor 2021 Period, $326.0 million for Fiscal Year 2022 (Successor) and $271.1 million for the Unaudited 2023 Interim Period (Successor).

Since 2012, we have invested more than $2 billion in technical resources, intellectual property, digital processes and systems, advanced solutions, specialty markets and professional services to further expand the solutions and choices available for our partners. We have proven we can deliver value to our partners and successfully scale these investments. Over $600 million of our investments within that time has been to acquire and develop the intellectual property to enhance our growing cloud businesses, our CloudBlue digital commerce platform and our FSE.

Industry Background

We believe that technological innovation—as a primary catalyst of growth, differentiation and efficiency gains across industries and applications—will continue to drive long-term expansion in the global IT market, even as certain technologies and sectors experience declines in demand from time to time. As the world becomes increasingly digital, connected and automated, companies and consumers will need to invest in the latest technology and security around these solutions to effectively interact with key stakeholders, grow their business and drive operational efficiencies.

We believe our industry will benefit from a number of key trends:

•

Continued cloud migration and shift to a subscription-based economy. Enterprises and individuals continue to increase their adoption of XaaS solutions, and the shift to cloud alternatives is driving continued infrastructure buildout globally. The ability to bill, provision, launch, price, recognize revenue and manage subscriptions is becoming increasingly essential to successful business outcomes and continued growth.

•

Need for enhanced security. The information security market has been impacted by an increase in the number and the complexity of threats and targeted attacks over the past several years. Given the impact that attacks have had on organizations across the world, security will remain a top priority for senior management teams and boards of directors, driving continued spend on security in the future. According to IDC, global security spend is expected to grow to $330 billion in 2027, an 11.6% compound annual growth rate (“CAGR”) from 2023.

•

Exponential increase in the number of connected devices. As internet connectivity has become more widespread, the number of access points has increased. According to IDC, there will be approximately 46 billion connected IoT devices by 2025, generating approximately 67 zettabytes of data. We expect

2

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

the prevalence of connected devices, edge computing and the regular refresh cycles needed will continue to drive IT spending in the future.

•

More sophisticated edge technologies and distributed networks. We expect work-from-home and hybrid working needs to continue and drive increasingly complex and sophisticated personal and home infrastructure. This will drive additional infrastructure spend to change not only how we work from home but also the way the workplace itself is configured. We expect this dynamic to increase the overall infrastructure installed base, as well as subsequent refresh and upgrade cycles.

•

Rollout of broadband and 5G networks will continue to drive technology growth. The continued proliferation of high-speed mobile networks is expected to increase connectivity and expand technical capabilities and applications, particularly in areas such as IoT, across a broad range of new markets and end users. We believe companies and consumers will need to continue investment in IT hardware and software technologies to capitalize on this expanding set of opportunities.

Distributors provide vendors a highly attractive variable cost channel to customers, including consultative sales and engineering support, as well as trade credit, financing, marketing and logistics services. Vendors leverage distributors’ capabilities to aggregate demand and provide extensive market reach and coverage across different geographies, while simplifying supply chain and go-to-market complexity. Distributors provide customers, including resellers and end users, with critical product information and availability, aggregate multi-vendor technical expertise and service offerings, train and enable new certified sellers and authorized partners, extend financial solutions and trade credit and provide efficient supply chain logistics and technical support globally. As a result of these strategic benefits, we believe the opportunity for growth in the technology distribution industry will continue to exceed that of the global technology market as both hardware and software vendors increasingly rely on distributors to support their go-to-market strategies.

As technology solutions have become more complex and refresh cycles have shortened, dependence on distributors to provide product, marketing, technical and financial support has increased. Companies are increasingly seeking perspectives on the most efficient ways to design, procure and optimize their technical infrastructures, and customers increasingly demand high-quality service and support including advanced technical, training, support and financing services. These strategic engagements are bringing the technology value chain closer to the end customer and will increasingly require a comprehensive platform to serve customer needs.

Additionally, environmental concerns and regulatory requirements for the disposal of IT products and data security regulations, such as general data protection regulation (“GDPR”), create challenges for companies in managing the disposal of IT products, limiting the risk of data loss and reducing or eliminating subsequent financial losses. In addition to the environmental considerations, improperly deleting data and disposing of hardware can result in costly management of data and potential exposures if data is not managed properly and securely.

Our Market Opportunity

Numerous trends continue to reshape the way organizations go to market, driving increasingly complex supply chains in industries ranging from enterprise hardware and software to mobility and retail. Despite recent fluctuations in businesses’ and consumers’ purchasing behaviors, particularly for discrete products, demand remains strong for end-to-end technology solutions, cloud-centric business applications and subscription management services. Additionally, there is an increasing need to simplify and automate the delivery of complicated virtual, physical and hybrid solutions and replace what currently are complex, unconnected, people-dependent processes and systems used to consume technology.

As a key partner to OEMs, software providers and businesses, our objective is to:

1.	Provide the industry’s most efficient and reliable route to market, with comprehensive capabilities to enhance the value of the solutions we deliver to drive successful business outcomes;

2.	Enable and increase our partners’ success and reach as the market evolves to additional cloud-centric and digital solutions, driven by Ingram Micro Cloud Marketplace, CloudBlue platform and FSE;

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Digitize the supply and value chains and influence the way technology is acquired and demand is generated for technology solutions and services to enable our partners to transact via a fully digital platform to make business decisions, build demand and develop new offerings based on intelligent data insights; and

4.

Sustainably support the circular economy and lifecycle of technology by helping organizations quickly cycle through IT assets in a secure and environmentally friendly manner, providing IT asset disposition and reverse logistics and repair offerings to reduce e-waste.

According to IDC, global IT spend across hardware, software and IT services was $3.0 trillion (excluding infrastructure-as-a-service) in 2023, and is expected to grow to $3.9 trillion in 2027, a 6.8% CAGR. We believe the proportion of the IT market sold through distribution has increased over the last decade, and we expect distribution to remain the principal route to market for most technology vendors. As technology becomes more complex, drawing off of multiple vendors and providers, and continues to be consumed on premises, virtually and in hybrid manners, we believe the importance of distribution will continue even as more technology becomes cloud-based. We continue to offer a significant value proposition for both vendors and customers by bringing these diverse and numerous technologies together in one source.

Today, a number of key verticals such as cybersecurity, data center, sustainability and cloud are driving strong growth in technology spend. According to IDC, global security spend is expected to grow to $330 billion in 2027, an 11.6% CAGR from 2023. As IT spend continues to increase, we expect demand for IT asset disposition and reverse logistics and repair services to also increase. According to Technavio, the total addressable market for IT asset disposition is expected to reach $26.5 billion in 2027, up from $20.6 billion in 2023, a 6.6% CAGR. According to Statista, the total addressable market for reverse logistics and repair services in 2027 is expected to reach $861 billion, up from $700 billion in 2023, a 5.3% CAGR. We believe our differentiated capabilities enable us to continue our leadership position in this large and growing market.

Cloud adoption is accelerating, with public cloud services spend expected to reach $1.3 trillion by 2027, up from $667 billion in 2023, a 19.3% CAGR, according to IDC. Cloud marketplaces have become increasingly important to software, hardware and infrastructure vendors’ go-to-market strategy, providing a unique value proposition to vendors including market reach, reduced complexity for customers and the ability to bundle services and broader solutions from multiple sources. According to IDC, the global digital transformation market, including hardware, software and IT and business services, is estimated to grow from $2.2 trillion in 2023 to $3.4 trillion in 2026, a 15.5% three-year CAGR. We believe our broad product offering, extensive vendor ecosystem and expansive customer base, combined with our highly scalable automated platform, position us to capture a greater share in a rapidly growing market. As more software licenses currently sold directly to end users move to a cloud as a service model, we expect our Serviceable Addressable Market (“SAM”) cloud offering to grow. Based on our experience in the industry, we believe the strength of our Ingram Micro Cloud Marketplace and CloudBlue platform allows us to capture cloud opportunities that may not be available to our competitors.

Key Benefits of Our Business Model

Our technology and cloud solutions business model is purpose-built for today’s technology landscape and the technology ecosystem of the future. We serve as an integral link in the global technology value chain, driving sales, reach and profitability for vendors, value-added resellers, mobile network operators, service and solution providers and other customers. We have a strong presence in each of the four regions in which we operate: North America, EMEA, Asia-Pacific and Latin America. Across each of these markets, our partners trust us to deliver a full spectrum of hardware, software, cloud, managed and professional and other services.

Our business model provides the following key benefits:

•

Strong Market Access through Global Network of Partners and Customers. We are one of the global leaders in technology and cloud distribution with leading market share around the globe. We have more than

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1,500 vendor partners and hold approximately 11,000 technical certifications across our organization. Furthermore, we have a highly diversified base of more than 161,000 customers serving the small and mid-sized business (“SMB”) market, which consists of millions of businesses, and more than 31,000 cloud marketplace customers, covering millions of end users and over 29 million seats. With operations on six continents, we believe based on our experience in the industry our geographic reach and presence are superior to that of our competitors.

•

Cloud Platform Designed for the Evolution of XaaS. Our CloudBlue platform provides customers with a white label marketplace and end-to-end capabilities to deliver products, solutions and services more effectively and efficiently on a global scale. Our advanced platform enables API driven procurement, subscription billing, metering and upgrades via a single integrated platform providing a streamlined approach for vendors of all sizes. In addition to providing the technology platform powering the cloud businesses for many of the world’s foremost telecommunications companies, managed service providers, technology distributors and value-added resellers, our CloudBlue platform also powers our own Ingram Micro Cloud marketplace and is the foundation for building Ingram Micro Xvantage, the fully automated, intelligent and self-learning digital platform we launched in the United States, Germany, Canada, the United Kingdom, Mexico, Colombia, Austria, France, Italy, Belgium, the Netherlands, Spain and India, and that we expect to launch in more geographies in 2024, which will provide a singular experience for our customers and partners to procure and consume technology. We expect the investment and commitment we continue to make in Ingram Micro Xvantage will further strengthen our existing relationships, attract new partners and customers and influence end user technology preferences.

•

Efficient Go-To-Market Channel through Demand Aggregation. We serve as a central, unified platform for our vendors to aggregate demand from large and highly fragmented markets, providing vendors with a highly attractive and efficient channel to market and a valuable extension of their sales forces. The SMB market sector, for example, includes a greater share of long-tail customers who are often more difficult for vendors to access efficiently and profitably given they have lower buying power than large customers who can consolidate orders.

•

Broad Solutions Offering to Meet Evolving Customer Demand. Our long-standing, entrenched relationships with the largest global technology vendors allow us to provide customers with access to a deep portfolio of hundreds of thousands of technology and cloud products from vendors around the world. This, combined with our Ingram Micro Cloud Marketplace, connects partners with what we believe to be the world’s largest cloud ecosystem, enabling them to generate and satisfy demand more efficiently. Our Cloud Marketplace serves 29 aggregated marketplaces and supports more than 200 cloud solutions, a number that is rapidly increasing.

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Integrated Managed and Professional Services Tailored to Customer Needs. Customers increasingly demand integrated multi-vendor, high-quality service and support. As of September 30, 2023, we had approximately 1,020 engineers globally who provide the high-quality technical, training and pre- and post-sales support, integration and ongoing managed services our partners and customers need, without adding incremental overhead. Through a personalized and consultative approach, we tailor solution sets to specific customer needs and deploy certified technicians to assist where vendors have gaps and where partners need multi-vendor solutions.

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Enabling a Circular Economy. We play an important role in responsibly collecting and beneficially repurposing e-waste through remanufacturing, recycling, refurbishing and reselling technology devices. Our business thrives through helping our customers achieve their sustainability goals and our services have a positive impact on the environment by keeping harmful materials out of landfills and reducing mining and new product manufacturing. By recycling customers’ IT products, we support their security and regulatory requirements and environmental objectives.

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Our Strategic Priorities

We are a technology-focused company and have invested heavily in developing and acquiring technology, including intellectual property, to enable our partners’ success. We expect our continued investment in areas such as robotics, automation, software, ML and AI technologies, along with efficient, customer-centric delivery, will further enhance our competitive position and the experience of our customers and vendors. We have a proven track record of profitable growth which has enabled us to achieve a position of great competitive strength and remain focused on continuing to deliver strong future growth. We recognize the market’s need for sophisticated IT solutions and our strategies are developed with this in mind. Our overall objective is to continue to expand our business and our profitability by delivering innovative and thoughtful solutions to enable business partners to scale and operate more efficiently and successfully in the markets they serve.

Our strategic priorities are aligned to achieve this objective and focus on:

•

Adding digital tools and services to deepen engagement with key customers and continuing to develop a transformative, fully digital platform to further simplify, automate, digitize and scale the delivery of our products and solutions portfolio. We intend to continue expanding our digital and services capabilities to connect and team with our partners and customers and serve their evolving needs. Our focus will be in areas of solving for growing XaaS and business model transactional complexity; digitizing quote-to-order, order status and tracking, customer service and other critical business support services; providing business intelligence for easier decision making on market or practice expansion; and enabling the deployment of new and emerging technologies. We intend to add, through acquisitions and organic investments, incremental digital tools, technical engineers and experts and service capabilities, along with training for our partners and customers. Our goal is to have our entire portfolio of products, software and services available on Ingram Micro Xvantage, delivering a singular experience for our vendor and customer partners to interact, learn, partner, plan and consume technology via seamless and autonomous engines using the latest in AI and ML technology. We believe Ingram Micro Xvantage will influence the way technology is acquired and demand is generated for all forms and transaction models of technology solutions and services. We launched the platform in the United States, Germany, Canada, the United Kingdom, Mexico, Colombia, Austria, France, Italy, Belgium, the Netherlands, Spain and India, and we expect to launch in more geographies in 2024. We expect the investment and commitment we continue to make in Ingram Micro Xvantage will further strengthen our existing relationships, attract new partners and customers and influence end user technology preferences.

•

Continuing to innovate, enhance and scale our CloudBlue digital platform and Cloud Marketplace capabilities. We will continue to expand the capabilities and feature sets for CloudBlue while leveraging our leadership position and strong technology vendor partnerships to enhance our offering and scale the Ingram Micro Cloud Marketplace business. We will continue to pursue additional acquisitions and organic investments to expand our digital and cloud capabilities, and further increase scale.

•

Growing our cybersecurity, AI, hyper automation, IoT and other emerging technologies practices and further extending our technology portfolio to build out additional higher value, more complex product and services offerings. One of our investment priorities for the foreseeable future will be continued expansion of our advanced and emerging technology offerings. We plan to further expand our ecosystem by identifying emerging technologies and higher value, more complex solutions, and adding additional technology vendors to our platform.

•

Enhancing profitability through operational improvement initiatives, digitization and automation. We have additional opportunities to drive operational enhancement and efficiencies in areas such as pricing, management of rebates, mix enrichment, staff optimization and warehouse efficiency, to name a few. We also plan to continue building our technology roadmap to further develop and enhance our customer and vendor interface and experience.

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Continuing our commitment to Environmental, Social and Governance (“ESG”) initiatives. We will continue to focus on environmental stewardship, social responsibility and effective governance across our global operations. We aim to continue to invest in our communities and improve our environmental performance, while developing a comprehensive environmental sustainability data management system across our operations. We are committed to minimizing our environmental impact both directly through our operations and indirectly through our influence within our value chain. We will continue to invest in and evolve our ESG efforts, and over the next few years we expect to expand ESG competency and reporting with a continued focus on climate action and waste reduction, diversity, equity and inclusion (“DE&I”), supply chain risk assessments and alignment with UN Sustainable Development Goals relevant to our impacts and activities.

Our Products and Solutions

We provide a broad line of technology, services and solutions from more than 1,500 vendor partners, enabling us to offer comprehensive solutions to our reseller and retail customers. Our suppliers are the world’s trusted technology leaders, along with emerging technology brands, and include the industry’s premier computer hardware suppliers, mobility hardware suppliers, networking equipment suppliers, software publishers and other suppliers of computer peripherals, consumer electronics, cloud-based solutions, unified communication and collaboration, data capture-point of sale (“DC / POS”) and physical security products, such as Apple, Cisco, Dell, HPE, HPI, Lenovo and Microsoft. Our cloud portfolio comprises third-party services and subscriptions spanning a breadth of products from solution software through infrastructure-as-a-service. Our Ingram Micro Cloud Marketplace service portfolio consists of third-party cloud-based services or subscription offerings sold through our own platform. Vendors on the platform include Adobe, Amazon Web Services, Cisco, Microsoft, Proofpoint and VMware.

Our Ingram Micro Cloud Marketplace connects partners with what we believe to be the world’s largest cloud ecosystem, enabling them to generate demand more efficiently and providing third-party cloud-based services and subscription offerings through a digital platform for the consumption of cloud solutions in an ever-increasing cloud-centric world. The Ingram Micro Cloud Marketplace supports more than 200 cloud solutions and manages over 29 million seats. Our CloudBlue digital platform provides customers with a white label marketplace and end-to-end capabilities to deliver products, solutions and services more effectively and efficiently on a global scale. Our CloudBlue platform, which also powers the Ingram Micro Cloud Marketplace, is utilized by many of the world’s leading telecommunication companies, as well as by managed service providers, technology distributors and value-added resellers, and manages over 44 million seats. Our professional services offerings add value to our partners and customers by providing data-driven business and market insights, pre-sales engineering, post-sales integration, technical support and financing solutions to further grow their businesses. In addition, our ITAD and Reverse Logistics and Repairs businesses play an important role in advancing environmental sustainability and bridging the digital divide through electronic device reverse logistics, refurbishment, recycling, reuse and resale for organizations, including the world’s largest mobile telecom providers. By helping to enable a circular economy, we support our customers in achieving their sustainability goals and enable consumers to access quality, affordable smartphones, computers and other devices.

We are focused on building our presence in those product categories and services and solutions that will benefit from key growth trends, such as the continuing technology shift to cloud-centric solutions, hybrid data centers, anything-as-a-service offerings, AI, hyper automation and circular economy solutions.

As part of our global presence in each of our four geographic regions, we offer customers a full spectrum of hardware and software, cloud services and logistics expertise through three main lines of business: Technology Solutions, Cloud and Other. In each geographic region we offer customers the following product categories broken down under the respective line of business.

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Technology Solutions:

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Commercial & Consumer. We offer a variety of higher-volume products targeted for corporate and individual end users, including desktop personal computers, notebooks, tablets, printers, components (including hard drives, motherboards, video cards, etc.), application software, peripherals, accessories and Ingram Micro branded solutions. We also offer a variety of products that enable mobile computing and productivity, including phones, phone tablets (including two-in-one “notebook/tablet” devices), smartphones, feature phones, mobile phone accessories, wearables and mobility software.

•

Advanced Solutions. We offer enterprise grade hardware and software products aimed at corporate and enterprise users and generally characterized by specific projects, which account for lower volumes but higher gross margin. And while Advanced Solutions requires higher operational expenditures, primarily in the form of technical capabilities to serve the market, the operating margin delivered by this business is also generally stronger than Commercial & Consumer offerings. Within this product category, we offer servers, storage, networking, infrastructure hardware and software (covering system management, network and storage), hybrid and software-defined solutions, cybersecurity, power & cooling and virtualization (software and hardware) solutions. This category also includes training, professional services and financial solutions related to these product sets. We also offer customers DC / POS, physical security, audio visual & digital signage, Unified Communications and Collaboration (“UCC”) and Telephony, IoT (smart office/home automation) and AI products.

Cloud:

•

Cloud-based Solutions. Our cloud portfolio comprises third-party services and subscriptions spanning a breadth of products from solution software through infrastructure-as-a-service. As technology consumption increasingly moves to XaaS, we have expanded our cloud solutions to more than 200 third-party cloud-based services or subscription offerings, including business applications, security, communications and collaboration, cloud enablement solutions and infrastructure-as-a-service. Also included here are sales of our proprietary CloudBlue digital platform, which provides customers with a white-label marketplace and end-to-end capabilities to deliver products, solutions and services more effectively and efficiently on a global scale.

Other:

•

Other offerings. We provide customers with ITAD, reverse logistics and repair and other related solutions, and prior to April 2022 included the operations sold through the CLS Sale further described herein. See “—CLS Sale.” These offerings represent less than 10% of net sales for all periods presented herein. Products offered within our Reverse Logistics and Repairs solution includes returns management, repair and refurbishment and an aftermarket sales channel.

Imola Mergers

Platinum formed Ingram Micro Holding Corporation (formerly known as Imola Holding Corporation) on September 28, 2020, and on December 9, 2020, Imola Acquisition Corporation, an investment vehicle of certain private investment funds sponsored and ultimately controlled by Platinum, Tianjin Tianhai Logistics Investment Management Co., Ltd., HNA Technology Co., Ltd. (“HNA Tech”), a part of HNA Group, GCL Investment Management, Inc., Ingram Micro, and Imola Merger Corporation (“Escrow Issuer”) entered into an agreement pursuant to which Platinum indirectly acquired (through Imola Acquisition Corporation) Ingram Micro from affiliates of HNA Tech, for aggregate cash consideration of approximately $7.2 billion, net of any indebtedness acquired (the “Acquisition Agreement”). Pursuant to the Acquisition Agreement, HNA Tech had the right to receive an amount not to exceed $325.0 million in the aggregate, on the achievement by the Company of certain adjusted EBITDA targets for fiscal years 2021, 2022 and 2023. Based upon adjusted EBITDA achieved through the end of the 2021 Successor Period, such payment of $325.0 million was earned in its entirety and was paid on April 11, 2022. See Note 2, “Significant Accounting Policies,” to our audited consolidated financial statements.

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The acquisition closed on July 2, 2021 (the “Acquisition Closing Date”). To fund a portion of the consideration for the acquisition, Platinum contributed certain amounts in cash to an indirect parent of Ingram Micro in exchange for the issuance to Platinum of equity in such parent entity in connection with the acquisition (the “Equity Contribution”). Concurrently with the Equity Contribution and to finance the remaining portion of the consideration for the acquisition, Ingram Micro entered into the following:

•	the ABL Credit Facilities, consisting of a $500 million ABL Term Loan Facility and a $3,500 million ABL Revolving Credit Facility;

•	the $2,000 million Term Loan Credit Facility; and

•	the $2,000 million 2029 Notes.

In connection with the acquisition, Ingram Micro repaid in full, or satisfied and discharged in full, the obligations under any governing instruments, as applicable, of the then existing indebtedness of the Company and its subsidiaries, except for certain additional lines of credit, short-term overdraft facilities and other credit facilities with approximately $205.4 million outstanding as of September 30, 2023, and entered into the agreements governing its current indebtedness as described above (the “Financing Transactions”). See “Description of Material Indebtedness.”

As part of the acquisition, Imola Merger Corporation merged with and into GCL Investment Management Inc., an affiliate of HNA Tech, which immediately thereafter merged with and into GCL Investment Holdings, Inc., which subsequently and immediately then merged with and into Ingram Micro, with Ingram Micro as the surviving entity (collectively, and together with the closing of the transactions contemplated by the Acquisition Agreement, the Equity Contribution and the Financing Transactions related to the acquisition, the “Imola Mergers”).

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The diagram below depicts our simplified organizational structure following the Imola Mergers and the completion of this offering of our Common Stock, including the entities through which we predominantly conduct our Technology Solutions business in the countries indicated below. Such entities, which we consider to be our key operating subsidiaries, consist of Ingram Micro Inc. and certain indirectly wholly owned subsidiaries of Ingram Micro Inc., each of which is set forth below. This chart is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us.

CLS Sale

On December 8, 2021, we announced the sale of most of our Commerce and Lifecycle Services business, including Shipwire, our proprietary order management platform, and technology forward logistics and commerce

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businesses, with operations in North America, Europe, Latin America and Asia-Pacific, to the CMA CGM Group, a France-based provider of global shipping and logistics, in exchange for consideration of approximately $3.0 billion, subject to certain adjustments (the “CLS Sale”). Post-CLS Sale, we refer to such business, to the extent it remains, as “Other”. The transaction contemplated a primary closing date with respect to the vast majority of the operations that were the subject of the CLS Sale and successive deferred closings in respect of other operations. The primary closing of the transaction occurred on April 4, 2022 and the deferred closings were completed between the primary closing date of April 4, 2022 and November 16, 2022. In connection with the primary closing of the transaction on April 4, 2022, we entered into a transition services agreement (“TSA”) with CMA CGM Group, under which we are providing certain services, including logistical, IT and corporate services. The services provided under the TSA will terminate at various times but those that are not fully transitioned by the applicable specified time may be extended under certain circumstances to no later than 24 months from April 4, 2022. The majority of the human resources services that the Company was obligated to provide under the TSA were fully transitioned and completed at the end of December 2022. In addition, management believes that the majority of the operations and IT services are expected to be fully transitioned and completed by the end of December 2023. See Note 1, “Organization and Basis of Presentation,” to our audited consolidated financial statements. On April 4, 2022, we used a portion of the proceeds received from the primary closing of the CLS Sale to pay down the full outstanding balance of our $500 million ABL Term Loan Facility. The business encompassed in the CLS Sale had $781.0 million, $853.1 million and $399.2 million of net sales for the Predecessor 2021 Period, the Successor 2021 Period and Fiscal Year 2022 (Successor), respectively, and $42.2 million, $29.0 million and $3.7 million of income from operations for the Predecessor 2021 Period, the Successor 2021 Period and Fiscal Year 2022 (Successor), respectively.

Morgan Stanley Bank, N.A., an affiliate of Morgan Stanley & Co. LLC, and JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, each an underwriter of this offering, are lenders, agents and joint lead arrangers and bookrunners under the ABL Term Loan Facility. As a result of the use of proceeds from the CLS Sale, such affiliates of the underwriters received a portion of the proceeds from the CLS Sale. See “Underwriting—Other Relationships.”

On April 29, 2022, the Company declared and paid a dividend to our current stockholders of approximately $1.75 billion with proceeds from the primary closing of the CLS Sale.

Summary Risk Factors

An investment in our Common Stock involves a high degree of risk. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus, and, in particular, you should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our Common Stock. Among these important risks are the following:

•	the effect of the COVID-19 pandemic on our business;

•	our ability to predict our results of operations, which may fluctuate significantly;

•	the level of success of our acquisition and investment strategies;

•	the provision of transition services to the buyer in the CLS Sale and our ability to adjust our cost base;

•	our ability to continue to successfully develop and deploy Ingram Micro Xvantage;

•	our ability to maintain, upgrade and protect our information systems;

•	our ability to retain and recruit key personnel;

•	the effect of various political and economic issues and our ability to comply with laws and regulations we are subject to, both in the United States and internationally;

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•	industry and market conditions, inflation, volatility and developments, including supply constraints across many elements of technology;

•	the high level of competition in our industry;

•	our reliance on third-party service providers to facilitate the sale of our products and solutions;

•	our ability to maintain existing customers and accurately forecast customer demand;

•	our ability to make accurate assumptions or estimations in preparing our financial statements and our ability to correctly implement any required changes based on such assumptions or estimations;

•	Platinum’s significant influence over us and our status as a “controlled company” under the rules of the NYSE;

•

our financial leverage, which could adversely affect our ability to raise additional capital to fund our operations, and other risks related to indebtedness, which included $3,971.4 million of outstanding debt as of September 30, 2023;

•	our ability to adjust to developments in the economic or regulatory environment;

•	the volatility of our stock price which may result in stockholders’ inability to sell shares at or above the price paid;

•	our expectation that we will not pay dividends or repurchase shares in the foreseeable future; and

•	the other factors identified under the heading “Risk Factors” beginning on page 27 of this prospectus.

Our Relationship with Our Sponsor

Founded in 1995 by Tom Gores, Platinum is a global investment firm with approximately $47 billion of assets under management and a portfolio of approximately 50 operating companies that serve customers around the world. Platinum specializes in mergers, acquisitions and operations—a trademarked strategy it calls M&A&O®—acquiring and operating companies in a broad range of business markets, including manufacturing, distribution, transportation and logistics, equipment rental, metals services, media and entertainment, technology, telecommunications and other industries. Over the past 28 years, Platinum has completed more than 400 acquisitions.

Following the consummation of the Imola Mergers, the Company (and/or one of its affiliates) and Platinum Advisors entered into a Corporate Advisory Services Agreement, dated as of July 2, 2021 (the “Advisory Agreement”), pursuant to which the Company engaged Platinum Advisors as a financial, transactional and management consultant. Under the Advisory Agreement, the Company has agreed to pay Platinum Advisors an annual management fee in an amount to be mutually agreed between the parties and to reimburse Platinum Advisors for its out-of-pocket costs and expenses incurred in connection with its services under the agreement. In 2022, the aggregate management fee was $25 million. The Advisory Agreement contains customary indemnification provisions in favor of Platinum Advisors. The Advisory Agreement will be terminated upon the consummation of this offering.

In connection with this offering, we intend to enter into an investor rights agreement with Platinum (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, we will agree to nominate to our board of directors individuals designated by Platinum in accordance with the respective provisions set forth in the Investor Rights Agreement. Pursuant to the Investor Rights Agreement, Platinum will retain the right to designate a majority of our directors for so long as it beneficially owns at least 50% of the voting power of all shares of our outstanding stock entitled to vote generally in the election of our directors. See “Certain

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Relationships and Related Person Transactions—Agreements to Be Entered into in Connection with this Offering—Investor Rights Agreement” and “Description of Capital Stock.” Immediately following this offering, Platinum will beneficially own     % of the voting power of our Common Stock, or     % if the underwriters exercise in full their option to purchase additional shares of Common Stock from the selling stockholder, and Platinum’s interests may conflict with ours or yours in the future. See “Risk Factors—Risks Related to Our Relationship with Platinum and Being a “Controlled Company”—Platinum controls us, and its interests may conflict with ours or other stockholders’ in the future.” Even when Platinum ceases to own shares of our stock representing a majority of the total voting power, for so long as Platinum continues to own a significant percentage of our stock, it will still be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring stockholder approval through its voting power. Accordingly, for such period of time, Platinum will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers.

Corporate Information

Our business was founded in 1979 as Micro D Inc. Ingram Micro Holding Corporation (formerly known as Imola Holding Corporation) was incorporated on September 28, 2020 to serve as a holding company in connection with the Imola Mergers. Ingram Micro Holding Corporation had immaterial operations from September 28, 2020 to the Acquisition Closing Date. Our principal offices are located at 3351 Michelson Drive, Suite 100, Irvine, CA 92612. Our telephone number is (714) 566-1000. We maintain a website, www.ingrammicro.com. The information on, or that can be accessed through, our website is not part of this prospectus and you should not rely on any such information in making the decision whether to purchase shares of our Common Stock.

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The Offering

Issuer	Ingram Micro Holding Corporation

Common Stock offered by us	shares.

Underwriters’ option to purchase additional shares of Common Stock from the selling stockholder	The selling stockholder has granted the underwriters an option to purchase up to an additional shares of Common Stock at the public offering price less underwriting discounts and commissions, for 30 days after the date of this prospectus.

Common Stock to be outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares of Common Stock).

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, assuming an initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of Common Stock from the selling stockholder, we estimate that the net proceeds to the selling stockholder from this offering will be approximately $ million, assuming an initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any such proceeds from the sale of shares by the selling stockholder if the underwriters exercise their option to purchase additional shares of Common Stock.

We currently expect to use the net proceeds from the sale of shares of Common Stock in this offering to pay down a portion of the Term Loan Credit Facility. See “Use of Proceeds” beginning on page 71 for a more complete description of the intended use of proceeds from this offering and “Underwriting.” Following the consummation of this offering and use of proceeds therefrom, we expect to have approximately $ million of borrowing outstanding thereunder. See “Use of Proceeds” and “Capitalization.”

JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, an underwriter of this offering, is a lender and joint lead arranger and bookrunner under the Term Loan Credit Facility. On or

14

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about November 6, 2023, JPMorgan Chase Bank, N.A. held approximately $7,739,000 of term loans outstanding under the Term Loan Credit Facility (which is approximately 0.55% of the outstanding borrowings thereunder). As a result of the foregoing, in the event we repay a portion of the outstanding borrowings under the Term Loan Credit Facility with the net proceeds of this offering, then neither JPMorgan Chase Bank, N.A. nor any of the other underwriters will have a “conflict of interest” with us within the meaning of Rule 5121, as administered by FINRA, as none of the underwriters are expected to receive more than 5% of the proceeds of this offering. See “Description of Material Indebtedness,” “Use of Proceeds” and “Underwriting.”

Controlled company	After the completion of this offering, Platinum will continue to control approximately % of the voting power of our outstanding Common Stock (or % of the voting power of all of our outstanding shares of Common Stock if the underwriters exercise in full their option to purchase additional shares of Common Stock), and thus, in each case, hold more than a majority of the voting power of our outstanding Common Stock. As a result, we will be a “controlled company” under the NYSE corporate governance standards. Under these standards, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance standards. See “Management—Controlled Company Exception.”

Dividend policy	We have no current plans to pay dividends on our Common Stock to any holders of our Common Stock. Any decision to declare and pay dividends in the future will be, subject to our compliance with applicable law, made at the sole discretion of our board of directors and will depend on, among other things, general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual and tax implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions and subject to the covenants under our Credit Facilities, the indenture governing the 2029 Notes and any other future indebtedness or preferred securities we may incur or issue, and such other factors as our board of directors may deem relevant. See “Dividend Policy” and “Description of Material Indebtedness.”

Exchange symbol	“INGM.”

Risk factors	You should read the “Risk Factors” section of this prospectus, together with all of the other information set forth in this prospectus, for a discussion of factors to consider carefully before deciding to invest in shares of our Common Stock.

15

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement

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The number of shares of our Common Stock outstanding after this offering is based on                shares outstanding as of                , 2023, and excludes the following:

•

                shares of Common Stock reserved for issuance under our new 2023 Stock Incentive Plan (the “2023 Plan”) which we intend to adopt in connection with this offering. See “Executive Compensation—Compensation Discussion and Analysis—2023 Compensation Decisions.”

Except as otherwise indicated, information in this prospectus reflects or assumes the following:

•	no exercise of the underwriters’ option to purchase up to additional shares of Common Stock from the selling stockholder;

•	an initial public offering price of $ per share of Common Stock (the midpoint of the estimated price range set forth on the cover page of this prospectus); and

•

the Offering Reorganization Transactions, which includes the effectiveness of our amended and restated certificate of incorporation, stock conversion and a             -for-             stock split, which will occur prior to the consummation of this offering.

16

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Summary Historical and Unaudited Pro Forma Condensed Combined Financial and Other Data

The following tables present summary historical consolidated financial and unaudited pro forma condensed combined financial and other data for Ingram Micro Holding Corporation and its subsidiaries as of and for the periods indicated. For the purpose of discussing our financial results, (i) we refer to ourselves as the “Successor” in the periods following the Imola Mergers and the “Predecessor” during the periods preceding the Imola Mergers and (ii) we refer to the period from January 3, 2021 to July 2, 2021 as the “Predecessor 2021 Period” and the period from July 3, 2021 to January 1, 2022 as the “Successor 2021 Period.” The financial information of the Company has been separated by a vertical line on the face of the consolidated financial statements to distinguish the Successor and Predecessor periods. See Note 1, “Organization and Basis of Presentation,” to our audited consolidated financial statements. The Company’s summary historical financial data for the respective periods as of and for the Fiscal Years ended January 2, 2021 (Predecessor), or Fiscal Year 2020 (Predecessor) and December 31, 2022 (Successor), or Fiscal Year 2022 (Successor) have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The Company’s summary historical financial data for the Predecessor 2021 Period, Successor 2021 Period, and as of January 1, 2022 (Successor) have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The Company’s summary historical financial data for the Unaudited 2022 Interim Period (Successor) and for the Unaudited 2023 Interim Period (Successor) have been derived from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus. The results of operations for any period are not necessarily indicative of our future financial condition or results of operations.

To facilitate comparability of Fiscal Year 2022 (Successor) and Fiscal Year 2020 (Predecessor) to the fiscal year ended January 1, 2022, we have also included summary unaudited pro forma condensed combined financial information for key financial metrics and results of operations for the year ended January 1, 2022 (the “Unaudited Pro Forma 2021 Combined Period”), which gives effect to the Imola Mergers as if they had occurred on January 3, 2021. The summary unaudited pro forma condensed combined financial data has been derived from our unaudited pro forma condensed combined statement of income included elsewhere in this prospectus. The summary unaudited pro forma condensed combined financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if such transactions had been consummated on the date indicated, nor is it indicative of future operating results. See “Unaudited Pro Forma Condensed Combined Statement of Income.”

The information set forth below under the column heading “As Adjusted” gives effect to the effectiveness of our amended and restated certificate of incorporation and stock conversion, each of which will occur prior to the consummation of this offering. The information set forth below under the column heading “As Further Adjusted” further adjusts for the consummation of this offering and use of proceeds therefrom by giving further effect to (i) the sale by us of                shares of Common Stock in this offering at an assumed initial public offering price of $                per share (the midpoint of the estimated price range set forth on the cover of this prospectus) and (ii) the application of the net proceeds to be received by us as described in “Use of Proceeds.”

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You should read the following summary financial and other data below together with the information under “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes and our unaudited pro forma condensed combined financial statements and related notes, each included elsewhere in this prospectus.

	Predecessor		Successor	Combined	Successor
	Fiscal Year 2020	Predecessor 2021 Period	Successor 2021 Period	Unaudited Pro Forma Combined 2021 Period	Fiscal Year 2022	Unaudited 2022 Interim Period	Unaudited 2023 Interim Period
(Amounts in thousands, except share and per share data)	Year Ended January 2, 2021	Period from January 3, 2021 to July 2, 2021	Period from July 3, 2021 to January 1, 2022	Fiscal Year Ended January 1, 2022	Year Ended December 31, 2022	Thirty-nine Weeks Ended October 1, 2022	Thirty-nine Weeks Ended September 30, 2023
Consolidated Statement of Income Data:
Net sales	$49,120,453	$26,406,869	$28,048,703	$54,455,572	$50,824,490	$38,098,659	$35,020,863
Cost of sales	45,510,256	24,419,489	25,925,610	50,345,099	47,131,098	35,348,435	32,452,386

Gross profit	3,610,197	1,987,380	2,123,093	4,110,473	3,693,392	2,750,224	2,568,477

Operating expenses (income):
Selling, general and administrative	2,718,689	1,459,364	1,684,170	3,203,846	2,716,234	2,060,047	1,935,975
Merger-related costs (1)	—	2,314	114,332	116,646	1,910	1,670	—
Restructuring costs (2)	1,186	202	831	1,033	10,138	9,573	19,090
Gain on CLS Sale	—	—	—	—	(2,283,820)	(2,271,466)	—

Total operating expenses (income)	2,719,875	1,461,880	1,799,333	3,321,525	444,462	(200,176)	1,955,065

Income from operations	890,322	525,500	323,760	788,948	3,248,930	2,950,400	613,412

Other (income) expense:
Interest income	(22,773)	(11,744)	(6,306)	(18,050)	(22,911)	(16,579)	(25,160)
Interest expense	86,693	44,281	183,208	312,642	320,230	226,995	284,751
Net foreign currency exchange (gain) loss	(9,001)	1,419	17,473	18,892	69,597	22,900	18,641
Other (income) expense	(2,263)	(13,410)	12,628	(782)	67,473	51,258	25,481

Total other (income) expense	52,656	20,546	207,003	312,702	434,389	284,574	303,713

Income before income taxes	837,666	504,954	116,757	476,246	2,814,541	2,665,826	309,699
Provision for income taxes	197,195	126,479	20,023	110,136	420,052	372,251	93,511

Net income	$640,471	$378,475	$96,734	$366,110	$2,394,489	$2,293,575	$216,188

Weighted average shares of common stock outstanding	100	100	26,473	26,427	26,580	26,580	26,580

Basic and diluted earnings per share for Class A and Class B shares	6,404,710	3,784,750	3,654	13,854	90,086	86,290	8,133

(1)	Merger-related costs for the Unaudited 2022 Interim Period (Successor) are presented within selling, general and administrative costs in our unaudited condensed consolidated financial statements.
(2)

Restructuring costs for the Fiscal Year 2020 (Predecessor), the Predecessor 2021 Period, the Successor 2021 Period, and the Fiscal Year 2022 (Successor) are presented within selling, general and administrative expenses in our audited consolidated financial statements.

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement

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	Successor	Successor	Actual	As Adjusted (1)	As Further Adjusted (2)
(Amounts in thousands)	January 1, 2022	December 31, 2022	September 30, 2023	September 30, 2023	September 30, 2023
	Restated	Restated
Balance Sheet Data (3):
Cash and cash equivalents	$1,227,879	$1,320,137	$864,627	$	$
Property and equipment, net	391,140	349,450	438,708
Total assets	19,797,714	19,326,470	18,583,904
Total liabilities	17,104,285	16,268,402	15,353,160
Total stockholders’ equity	2,693,429	3,058,068	3,230,744

(1)	Gives effect to our amended and restated certificate of incorporation and stock conversion, each of which will occur prior to the consummation of this offering.
(2)

Gives effect to the adjustments set forth in note (1) above as well as: (i) the sale by us of                shares of Common Stock in this offering at an assumed initial public offering price of $                per share (the midpoint of the estimated price range set forth on the cover of this prospectus) and (ii) the application of the net proceeds to be received by us as described in “Use of Proceeds.”

(3)

Information marked as restated refers to financial statement amounts that were subject to the restatement of certain of our financial statements. See Note 3, “Restatement of Previously Issued Financial Statements,” to our audited consolidated financial statements and Note 3, “Restatement of Previously Issued Financial Statements,” to our unaudited condensed consolidated financial statements.

	Predecessor		Successor
	Fiscal Year 2020	Predecessor 2021 Period	Successor 2021 Period	Fiscal Year 2022	Unaudited 2022 Interim Period	Unaudited 2023 Interim Period
(Amounts in thousands)	Year Ended January 2, 2021	Period from January 3, 2021 to July 2, 2021	Period from July 3, 2021 to January 1, 2022	Year Ended December 31, 2022	Thirty-nine Weeks Ended October 1, 2022	Thirty-nine Weeks Ended September 30, 2023
	Restated	Restated	Restated	Restated	Restated
Cash Flow Data (1):
Net cash provided by (used by):
Operating activities	$1,491,172	$(614,064)	$231,763	$(361,109)	$(723,562)	$59,764
Capital expenditures	(135,125)	(63,160)	(86,584)	(135,785)	(95,687)	(164,986)
Other investing activities	96,910	32,437	(7,635,655)	3,164,553	3,130,166	108,420
Financing activities	(817,529)	798,388	7,257,854	(2,465,313)	(2,499,224)	(472,073)

(1)

Information marked as restated refers to financial statement amounts that were subject to the restatement of certain of our financial statements. See Note 3, “Restatement of Previously Issued Financial Statements,” to our audited consolidated financial statements and Note 3, “Restatement of Previously Issued Financial Statements,” to our unaudited condensed consolidated financial statements.

19

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement

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Non-GAAP Financial Measures

We monitor the following key non-GAAP financial measures to help us evaluate our business, identify trends affecting our business, measure our performance, formulate business plans and make strategic decisions. Certain judgments and estimates are inherent in our processes to calculate these metrics. We believe that, in addition to our results determined in accordance with GAAP the following metrics are useful in evaluating our business and the underlying trends that are affecting our performance.

	Predecessor		Successor	Combined	Successor
	Fiscal Year 2020	Predecessor 2021 Period	Successor 2021 Period	Unaudited Pro Forma Combined 2021 Period	Fiscal Year 2022	Unaudited 2022 Interim Period	Unaudited 2023 Interim Period
(Amounts in thousands)	Year Ended January 2, 2021	Period from January 3, 2021 to July 2, 2021	Period from July 3, 2021 to January 1, 2022	Fiscal Year Ended January 1, 2022	Year Ended December 31, 2022	Thirty-nine Weeks Ended October 1, 2022	Thirty-nine Weeks Ended September 30, 2023
Non-GAAP Financial Data (unaudited)
Adjusted Income from Operations (1)	$972,975	$549,684	$613,906	$1,134,441	$1,162,132	$835,091	$730,730
Adjusted Income from Operations Margin (1)	1.98%	2.08%	2.19%	2.08%	2.29%	2.19%	2.09%
Adjusted Return on Invested Capital (2)	15.6%	21.7%	14.4%		14.1%	13.3%	11.4%
EBITDA (3)	$1,096,127	$637,033	$431,143	$1,045,806	$3,308,971	$3,025,798	$708,060
Adjusted EBITDA (3)	$1,169,892	$647,770	$746,278	$1,384,178	$1,349,399	$954,654	$917,702
Adjusted Free Cash Flow (Restated) (4)	$1,472,926	$(626,795)	$205,483		$(351,891)	$(711,624)	$6,473

(1)	Adjusted Income from Operations and Adjusted Income from Operations Margin:

To provide investors with additional information regarding our financial results, we have disclosed in the table above and elsewhere in this prospectus Adjusted Income from Operations and Adjusted Income from Operations Margin, each of which is a non-GAAP financial measure. Adjusted Income from Operations means income from operations plus (i) amortization of intangibles, (ii) restructuring costs, (iii) integration and transition costs and (iv) advisory fee paid to Platinum Advisors under the Advisory Agreement. Adjusted Income from Operations Margin means Adjusted Income from Operations divided by net sales. Adjusted Income from Operations and Adjusted Income from Operations Margin have limitations as analytical tools, and you should not consider either measure in isolation or as a substitute for analysis of our results as reported under GAAP. Adjusted Income from Operations is a key measure used by our management and board of directors to understand and evaluate our operating performance and trends by removing the impact of non-operational factors.

20

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement

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The following table reconciles income from operations and Adjusted Income from Operations for each of the periods indicated:

	Predecessor		Successor	Combined	Successor
	Fiscal Year 2020	Predecessor 2021 Period	Successor 2021 Period	Unaudited Pro Forma Combined 2021 Period	Fiscal Year 2022	Unaudited 2022 Interim Period	Unaudited 2023 Interim Period
(Amounts in thousands)	Year Ended January 2, 2021	Period from January 3, 2021 to July 2, 2021	Period from July 3, 2021 to January 1, 2022	Fiscal Year Ended January 1, 2022	Year Ended December 31, 2022	Thirty-nine Weeks Ended October 1, 2022	Thirty-nine Weeks Ended September 30, 2023
Income from operations	$890,322	$525,500	$323,760	$788,948	$3,248,930	$2,950,400	$613,412
Amortization of intangibles	62,807	31,799	50,462	100,924	91,039	69,026	65,313
Restructuring costs	1,186	202	831	1,033	10,138	9,573	19,090
Integration and transition costs (a)	18,660	(7,817)	226,353	218,536	(2,212,975)	(2,212,658)	14,165
Advisory fee	—	—	12,500	25,000	25,000	18,750	18,750

Adjusted Income from Operations	$972,975	$549,684	$613,906	$1,134,441	$1,162,132	$835,091	$730,730

Net sales	49,120,453	26,406,869	28,048,703	54,455,572	50,824,490	38,098,659	35,020,863

Income from operations margin	1.81%	1.99%	1.15%	1.45%	6.39%	7.74%	1.75%

Adjusted Income from Operations Margin	1.98%	2.08%	2.19%	2.08%	2.29%	2.19%	2.09%

(a)	Includes the Gain on CLS Sale.

(2)	Adjusted Return on Invested Capital:

Adjusted Return on Invested Capital is defined as Adjusted Net Income divided by the invested capital for the period. Adjusted Net Income for a particular period is defined as net income plus (i) other income/expense, (ii) amortization of intangibles, (iii) restructuring costs, (iv) integration and transition costs, (v) the advisory fee paid to Platinum Advisors under the Advisory Agreement plus (vi) the GAAP tax provisions for and/or valuation allowances on items (i), (ii), (iii), (iv) and (v) plus (vii) the GAAP tax provisions for and/or valuation allowances on large non-recurring or discrete items. Invested capital is equity plus debt less cash and cash equivalents at the end of each period. Adjusted Return on Invested Capital provides a measure of the efficiency with which the Company invests its capital in the business. Adjusted Return on Invested Capital incorporates elements of both profit generation and the capital invested in the business and provides a meaningful gauge of the level of overall value generation when compared to the weighted average cost of capital. This methodology provides a clearer picture to investors of the ongoing business irrespective of temporary volatility that may result from non-recurring business activities including tax impacts thereon. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement

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To provide investors with additional information regarding our financial results, we have disclosed in the table below and elsewhere in this prospectus Return on Invested Capital.

	Predecessor		Successor
	Fiscal Year 2020	Predecessor 2021 Period	Successor 2021 Period	Fiscal Year 2022	Unaudited 2022 Interim Period	Unaudited 2023 Interim Period
(Amounts in thousands)	Year Ended January 2, 2021	Period from January 3, 2021 through July 2, 2021	Period from July 3, 2021 through January 1, 2022	Year Ended December 31, 2022	Thirty-nine Weeks Ended October 1, 2022	Thirty-nine Weeks Ended September 30, 2023
Net income	$640,471	$378,475	$96,734	$2,394,489	$2,293,575	$216,188
Provision for income taxes	197,195	126,479	20,023	420,052	372,251	93,511
Total other (income) expenses	52,656	20,546	207,003	434,389	284,574	303,713

Income from operations	890,322	525,500	323,760	3,248,930	2,950,400	613,412
Income taxes on income from operations (1)	(227,362)	(130,781)	(40,798)	(508,949)	(428,268)	(163,848)

Income from operations after taxes	662,960	394,719	282,962	2,739,981	2,522,132	449,564
Stockholders’ equity	5,011,688	5,161,145	2,693,429	3,058,068	2,726,266	3,230,744
Long-term debt	931,579	7,687	4,640,888	4,174,027	4,084,039	3,619,081
Short-term debt and current maturities of long-term debt (Restated) (2)	79,032	149,234	179,332	200,327	214,567	352,309
Cash and cash equivalents (Restated) (2)(3)	(1,409,893)	(1,553,079)	(1,251,608)	(1,320,137)	(844,613)	(864,627)

Invested capital	4,612,406	3,764,987	6,262,041	6,112,285	6,180,259	6,337,507

Return on invested capital (4)(5)	14.4%	21.0%	9.0%	44.8%	54.4%	9.5%

Period in weeks for non-52 week periods	52	26	26	52	39	39
Number of weeks	52	52	52	52	52	52

(1)

Income taxes on income from operations was calculated by excluding the current and deferred income taxes associated with total other (income) expenses from the provision for income taxes for all respective periods.

(2)

Information marked as restated refers to financial statement amounts that were subject to the restatement of certain of our financial statements. See Note 3, “Restatement of Previously Issued Financial Statements,” to our audited consolidated financial statements and Note 3, “Restatement of Previously Issued Financial Statements,” to our unaudited condensed consolidated financial statements.

(3)	Cash and cash equivalents for the Successor 2021 Period and the Unaudited 2022 Interim Period (Successor) includes $23,729 and $4,287, respectively, of cash held for sale.
(4)

Return on Invested Capital is defined as income from operations, after taxes, divided by the invested capital for the period. Income from operations, after taxes, for a particular period is defined as (i) net income plus (ii) the GAAP provision for income taxes plus (iii) other income/expense less (iv) the GAAP provision for income taxes on the sum of (i), (ii) and (iii). Invested capital is equal to stockholders’ equity plus long-term debt plus short-term debt and the current maturities of long-term debt less cash and cash equivalents at the end of each period.

(5)	Calculations for Fiscal Year 2022 (Successor) and the Unaudited 2022 Interim Period (Successor) include the gain of $2,283,820 and $2,271,466, respectively, as a result of the CLS Sale.

22

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement

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The following table reconciles net income to Adjusted Return on Invested Capital for each of the periods indicated:

	Predecessor		Successor
	Fiscal Year 2020	Predecessor 2021 Period	Successor 2021 Period	Fiscal Year 2022	Unaudited 2022 Interim Period	Unaudited 2023 Interim Period
(Amounts in thousands)	Year Ended January 2, 2021	Period from January 3, 2021 through July 2, 2021	Period from July 3, 2021 through January 1, 2022	Year Ended December 31, 2022	Thirty-nine Weeks Ended October 1, 2022	Thirty-nine Weeks Ended September 30, 2023
Net income	$640,471	$378,475	$96,734	$2,394,489	$2,293,575	$216,188
Pre-tax adjustments:
Other (income) expense	52,656	20,546	207,003	434,389	284,574	303,713
Amortization of intangibles	62,807	31,799	50,462	91,039	69,026	65,313
Restructuring costs	1,186	202	831	10,138	9,573	19,090
Integration and transition costs	18,660	(7,817)	226,353	70,845	58,808	14,165
Advisory fee	—	—	12,500	25,000	18,750	18,750
Gain on CLS Sale	—	—	—	(2,283,820)	(2,271,466)	—
Tax adjustments:
Tax impact of pre-tax adjustments excluding gain on CLS Sale (a)	(49,858)	(10,123)	(63,373)	(125,486)	(87,339)	(96,858)
Tax impact of Luxembourg valuation allowance reversal (b)	—	—	(63,519)	—	—	—
Tax impact of gain on CLS Sale (c)	—	—	(11,115)	246,450	243,562	—
Other discrete items (d)	(5,920)	(6,316)	(1,585)	(3,067)	(1,096)	379

Adjusted Net Income	$720,002	$406,766	$454,291	$859,977	$617,967	$540,740
Stockholders’ equity	5,011,688	5,161,145	2,693,429	3,058,068	2,726,266	3,230,744
Long-term debt	931,579	7,687	4,640,888	4,174,027	4,084,039	3,619,081
Short-term debt and current maturities of long-term debt (Restated) (e)	79,032	149,234	179,332	200,327	214,567	352,309
Cash and cash equivalents (Restated) (e)(f)	(1,409,893)	(1,553,079)	(1,251,608)	(1,320,137)	(844,613)	(864,627)

Invested capital	4,612,406	3,764,987	6,262,041	6,112,285	6,180,259	6,337,507
Number of Days	364	181	183	364	273	273

Adjusted Return on Invested Capital	15.6%	21.7%	14.4%	14.1%	13.3%	11.4%

(a)

Tax impact of pre-tax adjustments (excluding tax on the Gain on CLS Sale, which is presented separately in item (c) below) reflects the current and deferred income taxes associated with the above pre-tax adjustments in arriving at Adjusted Net Income.

(b)

In the Successor 2021 Period, we concluded that NOL’s related to our Luxembourg treasury operations, would be more likely than not realizable, which resulted in a valuation allowance release that generated a non-cash income tax benefit of $63,519. We excluded the material change in our valuation allowance to provide a more meaningful evaluation of current operating income.

(c)

In the Successor 2021 Period, we excluded certain tax adjustments included within our provision for income taxes under GAAP for temporary and permanent differences in stock basis and pre-transaction intercompany sales related to the CLS Sale to provide a more meaningful evaluation of our operating performance. In Fiscal Year 2022 (Successor), we recorded $246,450 tax expense related to the Gain on CLS Sale. In the Unaudited 2022 Interim Period (Successor), we recorded $243,562 tax expense related to the Gain on CLS Sale.

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and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(d)

Other discrete items represent non-recurring adjustments resulting from valuation allowance adjustments of ($2,369), ($11,478), and $4,257 in Fiscal Year 2020 (Predecessor), Predecessor 2021 Period, and Fiscal Year 2022 (Successor); adjustments of uncertain tax liabilities of ($2,937), $1,484, ($2,759), ($5,710) and ($1,010) in Fiscal Year 2020 (Predecessor), Predecessor 2021 Period, Successor 2021 Period, Fiscal Year 2022 (Successor) and Unaudited 2022 Interim Period (Successor); and other minor non-recurring items.

(e)

Information marked as restated refers to financial statement amounts that were subject to the restatement of certain of our financial statements. See Note 3, “Restatement of Previously Issued Financial Statements,” to our audited consolidated financial statements and Note 3, “Restatement of Previously Issued Financial Statements,” to our unaudited condensed consolidated financial statements.

(f)	Cash and cash equivalents for the Successor 2021 Period and the Unaudited 2022 Interim Period (Successor) includes $23,729 and $4,287, respectively, of cash held for sale.

(3)	EBITDA and Adjusted EBITDA:

To provide investors with additional information regarding our financial results, we have disclosed in the table above and elsewhere in this prospectus EBITDA and Adjusted EBITDA, each a non-GAAP financial measure. EBITDA is calculated as net income before net interest expense, income taxes, depreciation and amortization expenses. We define Adjusted EBITDA as EBITDA adjusted to give effect to (i) restructuring costs incurred primarily related to employee termination benefits in connection with actions to align our cost structure in certain markets, (ii) net realized and unrealized foreign currency exchange gains and losses including net gains and losses on derivative instruments not receiving hedge accounting treatment, (iii) costs of integration, transition, and operational improvement initiatives primarily related to professional, consulting, integration and implementation costs associated with the Imola Mergers, as well as consulting, retention and transition costs associated with our organizational effectiveness programs charged to selling, general and administrative expenses, (iv) annual advisory fee paid to Platinum Advisors, (v) cash-based compensation expense associated with our cash-based long-term incentive program for certain employees in lieu of equity-based compensation and (vi) certain other items as defined in our Credit Agreements.

We regularly monitor EBITDA and Adjusted EBITDA internally to conduct and measure our business and evaluate the performance of our consolidated operations. Management believes that in addition to our results determined in accordance with GAAP, EBITDA and Adjusted EBITDA are useful in evaluating our business and the underlying trends that are affecting our performance because they are key measures used by our management, Platinum and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating EBITDA and Adjusted EBITDA facilitate operating performance comparisons on a period-to-period basis and excludes items that we do not consider to be indicative of our core operating performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

EBITDA and Adjusted EBITDA are non-GAAP financial measures and are not intended to replace financial performance measures determined in accordance with GAAP, such as income from operations and net income. Rather, we present EBITDA and Adjusted EBITDA as supplemental measures of our performance. As non-GAAP financial measures, our computation of EBITDA and Adjusted EBITDA may vary from similarly termed non-GAAP financial measures used by other companies, making comparisons with other companies on the basis of these measures impracticable.

EBITDA and Adjusted EBITDA are used to facilitate a comparison of the ordinary, ongoing and customary course of our operations on a consistent basis from period to period and provides an additional understanding of factors and trends affecting our business. Such measures do not necessarily indicate whether cash flow will be sufficient or available to meet our cash requirements and may not be indicative of our historical operating results, nor are such measures meant to be predictive of our future results. EBITDA and Adjusted EBITDA have

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limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	they do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments on our debts;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and EBITDA and Adjusted EBITDA do not reflect any cash requirements that would be required for such replacements; and

•	some of the exceptional items that we eliminate in calculating EBITDA and Adjusted EBITDA reflect cash payments that were made, or will in the future be made.

The following table reconciles net income to EBITDA and Adjusted EBITDA for each of the periods indicated:

	Predecessor		Successor	Combined	Successor
	Fiscal Year 2020	Predecessor 2021 Period	Successor 2021 Period	Unaudited Pro Forma Combined 2021 Period	Fiscal Year 2022	Unaudited 2022 Interim Period	Unaudited 2023 Interim Period
(Amounts in thousands)	Year Ended January 2, 2021	Period from January 3, 2021 to July 2, 2021	Period from July 3, 2021 to January 1, 2022	Fiscal Year Ended January 1, 2022	Year Ended December 31, 2022	Thirty-nine Weeks Ended October 1, 2022	Thirty-nine Weeks Ended September 30, 2023

Net income	$640,471	$378,475	$96,734	$366,110	$2,394,489	$2,293,575	$216,188
Interest income	(22,773)	(11,744)	(6,306)	(18,050)	(22,911)	(16,579)	(25,160)
Interest expense	86,693	44,281	183,208	312,642	320,230	226,995	284,751
Provision for income taxes	197,195	126,479	20,023	110,136	420,052	372,251	93,511
Depreciation and amortization	194,541	99,542	137,484	274,968	197,111	149,556	138,770

EBITDA	$1,096,127	$637,033	$431,143	$1,045,806	$3,308,971	$3,025,798	$708,060

Restructuring costs	1,186	202	831	1,033	10,138	9,573	19,090
Net foreign currency exchange (gain) loss	(9,001)	1,419	17,473	18,892	69,597	22,900	18,641
Integration, transition and operational improvement costs (a)	18,660	(7,817)	242,400	234,583	(2,163,975)	(2,187,530)	89,858
Advisory fee	—	—	12,500	25,000	25,000	18,750	18,750
Cash-based compensation expense	50,996	27,428	28,576	56,004	35,418	24,269	25,395
Other	11,924	(10,495)	13,355	2,860	64,250	40,894	37,908

Adjusted EBITDA	$1,169,892	$647,770	$746,278	$1,384,178	$1,349,399	$954,654	$917,702

(a)	Includes the Gain on CLS Sale.

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement

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(4)	Adjusted Free Cash Flow:

We regularly monitor Adjusted Free Cash Flow internally to conduct and measure our business and evaluate the performance of our consolidated operations and the generation of cash to fund financing and investing needs outside of capital expenditures. To provide investors with additional information regarding our financial results, we have disclosed in the table above and elsewhere in this prospectus Adjusted Free Cash Flow, a non-GAAP financial measure. Adjusted Free Cash Flow means net income adjusted to give effect to (i) depreciation and amortization, (ii) other non-cash items and changes to non-working capital assets/liabilities, (iii) changes in working capital, (iv) proceeds from the deferred purchase price of factored receivables and (v) capital expenditures. Adjusted Free Cash Flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

Information marked as restated refers to financial statement amounts that were subject to the restatement of certain of our financial statements. See Note 3, “Restatement of Previously Issued Financial Statements,” to our audited consolidated financial statements and Note 3, “Restatement of Previously Issued Financial Statements,” to our unaudited condensed consolidated financial statements.

The following table reconciles net income to Adjusted Free Cash Flow for each of the periods indicated:

	Predecessor		Successor
	Fiscal Year 2020	Predecessor 2021 Period	Successor 2021 Period	Fiscal Year 2022	Unaudited 2022 Interim Period	Unaudited 2023 Interim Period
(Amounts in thousands)	Year Ended January 2, 2021	Period from January 3, 2021 to July 2, 2021	Period from July 3, 2021 to January 1, 2022	Year Ended December 31, 2022	Thirty-nine Weeks Ended October 1, 2022	Thirty-nine Weeks Ended September 30, 2023
	Restated	Restated	Restated	Restated	Restated
Net income	$640,471	$378,475	$96,734	$2,394,489	$2,293,575	$216,188
Depreciation and amortization	194,541	99,542	137,484	197,111	149,556	138,770
Other non-cash items and changes to non-working capital assets/liabilities	248,401	(286,637)	182,343	(2,514,006)	(2,560,062)	(270,429)
Changes in working capital	407,759	(805,444)	(184,798)	(438,703)	(606,631)	(24,765)

Cash provided by (used by) operating activities	1,491,172	(614,064)	231,763	(361,109)	(723,562)	59,764
Capital expenditures	(135,125)	(63,160)	(86,584)	(135,785)	(95,687)	(164,986)
Proceeds from deferred purchase price of factored receivables	116,879	50,429	60,304	145,003	107,625	111,695

Adjusted Free Cash Flow	$1,472,926	$(626,795)	$205,483	$(351,891)	$(711,624)	$6,473

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

RISK FACTORS

An investment in our Common Stock involves risk. You should carefully consider the following risks described below, as well as the other information included in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and related notes, before investing in our Common Stock. Many of the following risks and uncertainties have been, and may continue to be, exacerbated by the COVID-19 pandemic (including any resurgences thereof) and any worsening of the global business and economic environment as a result. Any of the following risks could materially and adversely affect our business, results of operations, financial condition, cash flows or growth prospects. The selected risks described below, however, are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, results of operations, financial condition or growth prospects. In such a case, the trading price of our Common Stock could decline, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” The Company’s actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors.

Risks Related to Our Business and Our Industry

We have been, and will continue to be, affected by the COVID-19 pandemic, and such effects could have an adverse effect on our business operations, results of operations, cash flows and financial condition.

We have experienced disruptions to our business from the COVID-19 pandemic, and the potential for future disruptions from COVID-19 or other illnesses is unpredictable. The full impact of the COVID-19 pandemic on all aspects of our business and geographic markets is highly uncertain. This includes how it has impacted, or in the future may impact, our customers, associates, vendors, suppliers, strategic partners, end users, managed services provided by us or others, access to capital markets and general operations globally. Due to lockdowns, our operations in certain countries, including China, Peru, Malaysia, Lebanon, Germany, the United Kingdom, Colombia, India and Dubai, were closed for periods of time with limited or no ability to operate. Specifically, the lockdown in India halted our operations for approximately two months in 2020. In addition, our operations and business in China were negatively impacted by the widespread lockdowns in 2022. The COVID-19 pandemic has created significant volatility, uncertainty and economic and societal dislocation, and may materially and adversely affect our business, results of operations, financial condition and cash flows.

The impact of the virus on third parties on which we rely, such as our customers, associates, vendors, suppliers, contract manufacturers, resellers, end users and strategic partners, cannot be fully known or controlled by us. We have encountered industry-wide supply chain challenges, including shipping and logistics challenges and significant limits on component supplies, which have resulted in delayed product availability. Because our vendors have been unable to ship products as quickly as they are able to under normal circumstances, we have had, and continue to have, product backlog. We have also experienced rate increases in our transportation cost base, see “—Risks Related to Our Reliance on Third Parties—We face a variety of risks in our reliance on third-party service companies, including shipping companies, for the delivery of our products and outsourcing arrangements.” These supply chain challenges have adversely impacted, and may continue to impact, our ability to meet demand, resulting in additional costs or otherwise adversely impacting our business, financial condition and results of operations. Additionally, in many countries in which we operate, a number of our associates have been infected with COVID-19, which has, at times, limited our available workforce. In the United States, the cost of labor and attrition increased in 2021 and 2022, making the labor market increasingly competitive. We may continue to experience restrictions on high-volume shipping, supply chain volatility and product constraints, an increasingly competitive temporary labor workforce market and negative impact on the health and safety of our workforce.

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The impact of the COVID-19 pandemic on our customers and demand for the products we distribute/sell is also uncertain. While demand for certain of our products increased during the COVID-19 pandemic due in part to sales of IT products used to work and learn remotely, it is possible that, due to resulting financial constraints, illness within their organizations, quarantine and travel restrictions placed upon our customers’ employees, as well as individual actions our customers may take in response to the spread of COVID-19, our customers may in the future have difficulty in making timely payments to us or may have an inability or unwillingness to purchase our products and services. It is also possible that, in the future, we may face unforeseen liability as a result of the COVID-19 pandemic, including as a result of claims alleging exposure to COVID-19 in connection with our operations or facilities or to the extent we are subject to a governmental enforcement action as a result of failing to comply with applicable health and safety regulations. Also, certain of our customers’ projects require regulatory approvals, and such projects have experienced, and may continue to experience, delays in obtaining necessary regulatory approvals. Any of these effects may materially and adversely affect us.

Our management has taken measures, when appropriate, both voluntarily and as a result of government directives and guidance, to mitigate the effects of the COVID-19 pandemic on us and others. These measures include, among others, restrictions on our associates’ access to our physical work locations, additional health and safety measures and the purchase of personal protective equipment. Additionally, we implemented, and may in the future again implement, or be required to implement, the temporary closure or reduction in operations of certain of our facilities, which would be disruptive to our operations. We experienced closures of our facilities in China, Peru, Malaysia, Lebanon, India, Dubai, Colombia, Germany and the United Kingdom. We implemented measures to allow certain associates to work remotely, which may place a burden on our IT systems, may create declines in productivity and may expose us to increased vulnerability to cyber attack and other cyber disruption. Because certain of our associates transitioned to working remotely on a mandatory or voluntary basis for a prolonged period of time, our return-to-office plans have, in some cases, led to associate attrition. Pandemic-related and post-pandemic-related changes in workforce patterns have resulted, and may continue to result, in additional attrition, difficulty in hiring and reduced productivity. See “Failure to retain and recruit key personnel would harm our ability to meet key objectives.” Many of these measures resulted in, and may in the future result in, incremental costs to us, and such costs may not be recoverable or adequately covered by our insurance. For example, we have implemented health and safety protocols in line with all local, state and federal health authority regulations throughout our facilities, including health checks and tests. Further, focus by our management on mitigating COVID-19 effects required, and may again require, a large investment of time and resources, which may delay other value-added initiatives. Furthermore, even if we follow what we believe to be best practices, there can be no assurance that our measures will prevent the transmission of COVID-19 between associates. Any incidents of actual or perceived transmission may expose us to liability claims, adversely impact associate productivity and morale and result in negative publicity and reputational harm.

As a company with global operations, we are subject to numerous government jurisdictions at all levels that are addressing COVID-19 differently. The guidance and directives provided by these governmental authorities are difficult to predict, may be unclear in their application and are unknown in duration. This includes uncertainty in governmental authorities’ assessments or our own assessment of our business as “essential.” If governmental authorities were to reverse their designation of our business as “essential,” or if the regulatory framework were to establish a narrower definition of “essential” business, or if any regulatory or judicial authority enforcing those regulatory frameworks were to take a more restrictive view of the interpretation of what constitutes an “essential” business, we may experience a material adverse effect on our business, results of operations, financial condition and cash flows.

The full extent to which the COVID-19 pandemic impacts us depends on numerous evolving factors and future developments that we are not able to predict at this time, including: effectiveness of vaccinations and medical advancements to treat or stop the infections caused by the virus; impact of variants of the COVID-19 virus; or governmental, business and other actions (which could include limitations on our operations to provide products or services or require us to operate in a certain manner). In addition, we cannot fully predict the impact that COVID-19 will have on our customers, associates, vendors, suppliers, end users, strategic partners and other

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement

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business partners and each of their financial conditions; however, any material effect on these parties could materially and adversely impact us. The impact of COVID-19 may also include possible impairment or other charges and may exacerbate other risks described below, any of which could have a material effect on us.

Our quarterly results have fluctuated significantly.

Our quarterly operating results have fluctuated significantly in the past and will likely continue to do so in the future as a result of:

•	the COVID-19 pandemic and the related stimulus and support packages offered by various governments worldwide, as well as the premature termination of such subsidies;

•

general changes in economic or geopolitical conditions, including changes in legislation or regulatory environments in which we operate and changes in import and export regulations, tariffs or taxes and duties;

•

competitive conditions in our industry, which may impact the prices charged and terms and conditions imposed by our vendors and/or competitors and the prices we charge our customers, which in turn may negatively impact our revenues and/or gross margins;

•

variations in purchase discounts and rebates from vendors based on various factors, including changes to sales or purchase volume, changes to objectives set by the vendors and changes in timing of receipt of discounts and rebates;

•

seasonal variations in the demand for our products and services, which historically have included lower demand in Europe during the summer months, worldwide pre-holiday stocking in the retail and e-tail channels during the September-to-December period and the seasonal increase in demand for our fulfillment services in the fourth quarter, which affects our operating expenses and gross margins;

•	changes in businesses’ and consumers’ purchasing behaviors, including the rates at which they replace or upgrade technology solutions;

•	changes in product mix, including entry or expansion into new markets, new product offerings and the exit or retraction of certain business;

•	the impact of and possible disruption caused by integration and reorganization of our businesses and efforts to improve our IT capabilities, as well as the related expenses and/or charges;

•	currency fluctuations in countries in which we operate;

•	variations in our levels of excess inventory and doubtful accounts, and changes in the terms of vendor-sponsored programs such as price protection and return rights;

•	changes in the level of our operating expenses;

•	the impact of acquisitions and divestitures;

•

variations in the mix of profits between multiple tax jurisdictions, including losses in certain tax jurisdictions in which we are not able to record a tax benefit, as well as changes in assessments of uncertain tax positions or changes in the valuation allowances on our deferred tax assets, which could affect our provision for taxes and effective tax rate;

•	the occurrence of unexpected events or the resolution of existing uncertainties, including, but not limited to, litigation or regulatory matters;

•	the loss or consolidation of one or more of our major vendors or customers;

•	product supply constraints; and

•

inflation, interest rate fluctuations and/or credit market volatility, which may increase our borrowing costs and may influence the willingness or ability of customers and end users to purchase products and services.

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement

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These historical variations in our business may not be indicative of future trends in the near term. We believe that investors should not rely on period-to-period comparisons of our operating results as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year.

Our acquisition and investment strategies may not produce the expected benefits, which may adversely affect our results of operations.

We have made, and expect to continue to make, acquisitions or investments in companies around the world to further our strategic objectives and support key business initiatives. Acquisitions and investments involve risks and uncertainties, some of which may differ from those historically associated with our operations. In 2019, we completed the acquisition of Abbakan, a cybersecurity value-add distributor in France. In 2020, we completed the acquisition of Ictivity B.V., a Netherlands-based company that offers consulting, implementation and managed services, and Harmony PSA Holding Limited, a company based in the United Kingdom, specializing in professional services automation. In 2021, we completed the acquisitions of Canal Digital, S.A., an IT distributor in Colombia, BR Link, a managed services provider in Brazil, and Keenondots, a platform-as-a-service business in the Netherlands. In each case, we made these acquisitions to enhance our existing portfolio of products and services. In 2021, we were also indirectly acquired by Platinum. The Imola Mergers are expected to result in cost savings, operating synergies and other benefits, which may not be realized fully, if at all. Significant risks and uncertainties related to our acquisition and investment strategies that could materially and adversely affect our financial performance include the following:

•	acquisitions that do not strategically align with our goals and growth initiatives;

•	valuation methodologies that result in overpayment for an asset;

•	failure to identify risks during due diligence processes or to accurately quantify the probability, severity and potential impact of the risks on our business;

•	exposure to new regulations, such as those relating to U.S. federal government procurement regulations, those in new geographies or those applicable to new products or services;

•

inability to successfully integrate the acquired businesses, which may be more difficult, costly or time-consuming than anticipated, including inability to retain key management associates and other personnel who could be critical to the acquisition strategy, current business operations and growth potential of the acquired operations; difficulties realizing revenue and cost savings synergies, which could hamper the growth and profitability of the core business operations and lead to distraction of management; difficulties with integrating different business systems and technology platforms and consolidating corporate, administrative, technological and operational infrastructures;

•	distraction of management’s attention away from existing business operations while coordinating and integrating new and sometimes geographically dispersed organizations;

•	insufficient profit generation to offset liabilities assumed and expenses associated with the investment strategy;

•	inability to preserve our and the acquired company’s customer, supplier and other important relationships;

•	inability to successfully protect and defend acquired intellectual property rights;

•	inability to adapt to challenges of new markets, including geographies, products and services, or to identify new profitable business opportunities from expansion of existing products or services;

•	inability to adequately bridge possible differences in cultures, business practices and management philosophies;

•	inability to successfully operate in a new line of business;

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•	substantial increases in our debt; and

•	issues not discovered in our due diligence process.

In addition, we may divest business units that do not meet our strategic, financial and/or risk tolerance objectives. No assurance can be given that we will be able to dispose of business units on favorable terms or without significant costs.

We may not achieve the benefits we anticipated to achieve through the CLS Sale.

On December 6, 2021, we entered into a purchase agreement with respect to the CLS Sale. The transaction contemplated a primary closing date with respect to the vast majority of the operations that were the subject of the CLS Sale and successive deferred closings in respect of other operations. The primary closing of the transaction occurred on April 4, 2022 and the deferred closings were completed between the primary closing date of April 4, 2022 and November 16, 2022. We may not achieve some or all of the benefits that we anticipated to achieve through the CLS Sale, and the closing of the CLS Sale may result in significant cost increases in our cost base that we may fail to timely mitigate, adjust or pass on to our customers. In addition to complexities in separating operations, systems, services and personnel, the CLS Sale may result in reduced bargaining power and lost synergies. Our failure to manage these risks may make it difficult for us to negotiate favorable terms and prices with respect to transportation, security and workforce, which could also adversely affect our business, results of operations, financial condition and cash flows.

In connection with the primary closing and deferred closing of the CLS Sale, we are providing transition services which may draw attention and resources away from our ongoing business.

Following the primary closing of the CLS Sale, we entered into the TSA with the buyer, whereby we are providing certain services, including logistical, IT and certain corporate services. The services provided under the TSA will terminate at various times but those services that are not fully transitioned by the applicable specified time may be extended under certain circumstances to no later than 24 months from April 4, 2022, the primary closing date of the CLS Sale. The majority of the human resources services that the Company was obligated to provide under the TSA were fully transitioned and completed at the end of December 2022. In addition, management believes that the majority of the operations and IT services are expected to be fully transitioned and completed by the end of December 2023. In the course of performing our obligations under the TSA, we will continue to allocate resources, including assets, facilities and equipment, for the benefit of the separated business in the CLS Sale, and we will continue to require time and attention of our management and other associates, potentially diverting their attention from other aspects of our business. We are bound to comply with the terms of the TSA, and at times, such compliance could disrupt our operations.

We have invested, and will continue to invest, significant resources in the development and deployment of Ingram Micro Xvantage, and if Ingram Micro Xvantage is not successful, our business could be impacted.

We have made, and expect to continue to make, substantial investments to develop a transformative digital platform to provide a singular experience for our customers to consume technology and accelerate the benefits innovative technology brings to our customers. However, we may not be able to continue to successfully develop or effectively implement Ingram Micro Xvantage in a timely and cost-effective manner. Any difficulties in implementing or integrating Ingram Micro Xvantage could have an adverse effect on our business, results of operations, financial condition and cash flows. Further, if our competitors develop and introduce similar services in the future, our future success will depend, in part, on our ability to develop and provide competitive technologies, and we may not be able to do so timely, effectively or at all. As technologies are improved in the future, we may be required to make significant capital expenditures to remain competitive, which may have an adverse effect on our results of operations, and failure to do so may impact our growth, revenue and profit. There is also no guarantee that such investment in Ingram Micro Xvantage or future technologies will create additional efficiencies in our operations.

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We are a holding company with no direct operations. Our sole material asset after completion of this offering is our indirect equity interest in Ingram Micro Inc. and, as such, we will depend on our subsidiaries for cash to fund all of our expenses.

We are a holding company with no direct operations, and, following the completion of this offering, will have no material assets other than our indirect ownership of the stock of Ingram Micro Inc. and the direct and indirect ownership of its subsidiaries, which are the key operating subsidiaries. Our ability to pay cash dividends and our ability to generate the funds necessary to meet our outstanding debt service and other obligations will depend on the payment of distributions by our current and future subsidiaries, including, without limitation, Ingram Micro Inc., and such distributions may be restricted by law, taxes or repatriation or the instruments governing our indebtedness, including the Indenture, the Credit Agreements or other agreements of our subsidiaries. Our subsidiaries may not generate sufficient cash from operations to enable us to make principal and interest payments on our indebtedness.

Failure to retain and recruit key personnel would harm our ability to meet key objectives.

Because of the complex and diverse nature of our business, which includes a high volume of transactions, business complexity, wide geographical coverage and a broad scope of products, vendors, suppliers and customers, we are highly dependent on our ability to retain the services of our key management, sales, IT, operations and finance personnel. Our continued success is also dependent upon our ability to retain and recruit other qualified associates, including highly skilled technical, managerial and marketing personnel and to provide growth and development opportunities and reward incentives that drive above-market performance. Competition for qualified personnel is intense and the costs of qualified talent are increasing. We may not be successful in attracting and retaining the personnel we require, which could have a material adverse effect on our business. In addition, our entry into new markets requires us to hire qualified personnel with new capabilities, and our increasing global footprint requires us to recruit talent in new geographies. We constantly review market conditions and other factors; however, we may fail to make staffing adjustments based on current and forecasted conditions. While these adjustments are generally small, there are occasions where we have reduced headcount in various geographies and functions through restructuring and outsourcing activities. For example, we initiated a workforce restructuring plan in July 2023, which resulted in a headcount reduction primarily in our North American operations. This restructuring plan, and any similar actions taken in the future, could negatively impact our relationships with vendors and customers, the morale of our workforce and our ability to attract, retain and motivate associates. In addition, failure to meet our performance targets may result in reduced levels of incentive compensation, which could affect our ability to adequately reward key personnel and potentially negatively impact retention. Changes in our workforce, including those resulting from acquisitions, and our failure to leverage shared services, could disrupt our operations or increase our operating cost structure. Government regulations, collective bargaining agreements and the unavailability of qualified personnel could also negatively impact operations and our costs.

In addition, we believe that our corporate culture is a critical component of our success. Remote work resulting from the COVID-19 pandemic have required us to make substantial changes to the way that many of our associates work. Remote work and geographically dispersed teams could negatively impact associate morale, the cohesiveness of and collaboration among our teams, as well as our ability to maintain our culture. Any failure to preserve our culture and maintain associate morale could negatively affect our ability to retain and recruit personnel. Further, as we have required associates to return to our office sites at least two days per week, we may not be able to retain associates or attract new associates who prefer to work from home on a full-time basis. The failure to attract and retain such personnel could adversely affect our business. Finally, as we continue to evolve various work-from-home policies and other hybrid workforce arrangements, we may not be able to adopt or implement such policies in a timely manner or efficiently adapt to requisite changes once such policies are in place.

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and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Increases in wage and benefit costs, collective bargaining agreements, changes in laws and other labor regulations or labor disruptions could impact our financial condition and cash flows.

Our expenses relating to employee labor, including employee health benefits, are significant. Our ability to control our employee and related labor costs is generally subject to numerous external factors, including prevailing wage rates, availability of labor, recent legislative and private sector initiatives regarding healthcare reform and adoption of new or revised employment and labor laws and regulations; for example, recently, various legislative movements have sought to increase the federal minimum wage in the United States and the minimum wage in a number of individual states, some of which have been successful at the state level. Several employers in the private sector with whom we compete for permanent and seasonal labor have initiated wage increases and provided special benefits and incentives that may go beyond the minimum required by law. As minimum and market wage rates increase, we may need to increase not only the wage rates of our minimum wage associates, but also the wages paid to our other associates as well. A number of factors may adversely affect the labor force available to us, including high employment levels, federal and state unemployment subsidies and other government regulations. In certain markets, such as the United States and Europe, labor shortages remain a challenge. Such shortages have led, and are likely to continue to lead, to higher wages for associates in order for us to provide competitive compensation. Should we fail to increase our wages competitively in response to increasing wage rates or labor shortages, the quality of our workforce could decline, adversely affecting our customer service and our overall business operations. Additionally, any increase in the cost of our labor could have an adverse and material effect on our operating costs, financial condition and results of operations.

In addition, while we do not have unions in the United States, some of our associates are covered by collective bargaining agreements and works council arrangements in a number of the countries in which we operate including Australia, Brazil, Chile, Costa Rica, France, Germany, Mexico, the Netherlands, Poland, Spain, Sweden and the United Kingdom. Future negotiations prior to the expiration of our collective agreements may result in labor unrest for which a strike or work stoppage is possible. Strikes and/or work stoppages could negatively affect our operational and financial results and may increase operating expenses. In addition, any future unionization efforts would require us to incur additional costs related to wages and benefits, inefficiencies in operations, unanticipated costs in sourcing temporary or third-party labor, legal fees and interference with customer relationships. If a significant number of our associates were to become unionized and collective bargaining agreement terms were significantly different from our current arrangements, we may experience a material adverse effect on our business, results of operations, financial condition and cash flows. In addition, a labor dispute involving some of our associates may harm our reputation, disrupt our operations and reduce our revenue, and resolution of disputes may increase our costs.

We are also required to comply with laws and regulations in the countries in which we have associates that may differ substantially from country to country, requiring significant management attention and cost.

As of September 30, 2023, we had approximately 25,230 full-time global associates, with approximately 5,200 full-time associates located in the United States and approximately 20,030 full-time associates located internationally. While we have not experienced any material work stoppages at any of our facilities, any stoppage or slowdown could cause material interruptions in our business, and we cannot assure investors that alternate qualified personnel would be available on a timely basis, or at all.

Our failure to adequately adapt to industry changes could negatively impact our future operating results.

The technology and IT services industry is subject to rapid and disruptive technological change, new and enhanced product specification requirements, evolving industry standards and changes in the way technology products are distributed, managed or consumed. We have been and will continue to be dependent on innovations in hardware, software and services offerings, as well as the acceptance of those innovations by customers and consumers. Our failure to add new products and vendors, a decrease in the rate of innovation, or the lack of

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acceptance of innovations by customers, could have a material adverse effect on our business, results of operations, financial condition and cash flows. Vendors may also give us limited or no access to new products being introduced.

Changes in technology may cause the value of our inventory on hand to decline substantially or to become obsolete, regardless of the general economic environment. Although it is the policy of many of our vendors to offer limited protection from the loss in value of inventory due to technological change or due to the vendors’ price reductions (“price protections”), such policies are often subject to time restrictions and do not protect us in all cases of declines in inventory value. If our major vendors decrease or eliminate our price protection, such a change in policy could lower our gross margins on products we sell or cause us to record inventory write-downs. In addition, vendors could become insolvent and unable to fulfill their protection obligations to us. We offer no assurance that inventory rotation or price protection rights will continue, that unforeseen new product developments will not adversely affect us or that we will successfully manage our existing and future inventories.

Significant changes in vendors terms, such as higher thresholds on sales volume before the application of discounts and/or rebates, the overall reduction in incentives, reduction or termination of price protection, return levels or other inventory management programs, or reductions in trade credit or vendor-supported credit programs, may adversely impact our results of operations or financial condition.

The advent of cloud-based and consumption-based services creates business opportunities and risks, including that our customer base may lack the expertise and capital required to support and enable the migration to the cloud and, as a result, end users may seek to source their solutions directly from software developers. Further, our Cloud Marketplace technology requires significant engineering expertise and investments to be able to evolve along with the offerings of our software partners. We may not invest enough or be able to attract talent to advance our Cloud Marketplace technology.

Further, some of our established vendors are transitioning to as-a-service companies, providing their entire portfolio through a range of subscription-based, pay-per-use and as-a-service offerings. Many of our vendors also continue to provide hardware and software in a capital expenditure and license-based model, ultimately giving end users a choice in consuming products and services in a traditional or as-a-service offering. While we are seeking to participate in both the on-premises and cloud-based markets, such business model changes entail significant risks and uncertainties, and our vendors, resellers and we may be unable to complete the transition to a subscription-based business model or manage the transition successfully. Additionally, we may not realize all of the anticipated benefits of the transition to the new consumption model, even if it is successfully completed. The transition also means that our historical results, especially those achieved before the transition, may not be indicative of our future results. Further, as customer demand for our consumption model offerings increases, we may experience differences in the timing of revenue recognition between our traditional offerings (for which revenue is generally recognized at the time of delivery) and our as-a-service offerings (for which revenue is generally recognized ratably over the term of the arrangement), which could have an adverse effect on our business, results of operations, financial condition and cash flows.

We continually experience intense competition across all markets for our products and services.

Our competitors include local, regional, national and international distributors, service providers and e-retailers, as well as suppliers that employ a direct-sales model. As a result of intense price competition in the technology and IT services industries, our gross margins have historically been narrow, and we expect them to continue to be narrow in the future, which magnifies the impact of variations in revenue, operating costs, obsolescence, foreign exchange and bad debt on our operating results. In addition, when there is overcapacity in our industry, our competitors may respond by reducing their prices.

The competitive landscape has also experienced a consolidation among vendors, suppliers and customers and this trend is expected to continue, which could result in a reduction or elimination of promotional activities

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by the remaining vendors, suppliers and customers as they seek to reduce their expenses, which could, in turn, result in decreased demand from end users and our reseller customers for our products or services. Additionally, the trend toward consolidation within the mobile operator community is expected to continue, which could result in a reduction or elimination of promotional activities by the remaining mobile operators as they seek to reduce their expenses, which could, in turn, result in decreased demand for our products or services. Moreover, consolidation of mobile operators reduces the number of potential contracts available to us and other providers of logistics services. We could also lose business if mobile operators that are our customers are acquired by other mobile operators that are customers of our competitors, or we could face price pressures if our mobile operator customers are acquired by other mobile operators that are our customers.

We offer no assurance that we will not lose market share, or that we will not be forced in the future to reduce our prices in response to the actions of our competitors, which may put pressure on our gross margins. Furthermore, to remain competitive we may be forced to offer more credit or extended payment terms to our customers. This could increase our required capital, financing costs and the amount of our bad debt expenses. Customers, suppliers and lenders may also seek commitments from us related to sustainability and environmental impacts, and meeting these commitments may increase our cost of operations or preclude some customers from doing business with us if we cannot meet their standards.

We have also initiated and expect to continue to initiate other business activities and may face competition from companies with more experience and/or from new entrants in those markets. As we enter new areas of business or geographies or as we expand our offerings of new products or vendors, we may encounter increased competition from current competitors and/or from new competitors, some of which may be our current customers or suppliers, which may negatively impact our sales or profitability.

We have operations in 59 countries, spanning all global regions, and we sell our products and services to a global customer base of more than 161,000 customers. We are subject to anti-competition regulations in the markets we serve, and our market share may adversely impact our ability to further expand our business, as well as increase the number of compliance requirements to which we are subject and the costs associated with such compliance.

On September 1, 2021, two of our competitors, Synnex and Tech Data Corporation, announced that they closed a transaction pursuant to a definitive merger agreement under which the two companies combined into a publicly traded company with an investment grade credit profile called TD Synnex. Following the merger, TD Synnex became the industry’s largest IT distributor in the United States.

This particular transaction and further consolidation in our industry may be disruptive to our business in a number of ways, including, but not limited to, by affecting the availability and pricing of credit lines extended by our vendors and other capital suppliers to us, any reduction of price protection, stock rotation or similar vendor incentives, heightening pricing pressures and competition for customers and impacting our attractiveness to top talent.

Our goodwill and identifiable intangible assets could become impaired, which could reduce the value of our assets and reduce our net income in the year in which the write-off occurs.

Goodwill represents the excess of the cost of an acquisition over the fair value of the assets acquired. We also ascribe value to certain identifiable intangible assets, which consist primarily of intellectual property, customer relationships and trade names, among others, as a result of acquisitions. We may incur impairment charges on goodwill or identifiable intangible assets if we determine that the fair values of the goodwill or identifiable intangible assets are less than their current carrying values. We evaluate, at least annually, whether events or circumstances have occurred that indicate all, or a portion, of the fair value of a reporting unit is less than its carrying amount, in which case an impairment charge to earnings would become necessary.

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement

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A decline in general economic conditions or global equity valuations could impact our judgments and assumptions about the fair value of our businesses and we could be required to record impairment charges on our goodwill or other identifiable intangible assets in the future.

We have incurred and will incur additional amortization expense over the useful lives of certain assets acquired in connection with business combinations, and to the extent that the value of goodwill or intangible assets with indefinite lives acquired in connection with a business combination and investment transaction become impaired, we may be required to incur material charges relating to the impairment of those assets. For example, we had $842.0 million of goodwill and $887.9 million of identifiable net intangible assets recorded in connection with various acquisitions as of September 30, 2023. If our future results of operations for these acquired businesses do not perform as expected or are negatively impacted by any of the risk factors noted herein or other unforeseen events, we may have to recognize impairment charges which would adversely affect our results of operations.

Changes in our credit rating or other market factors, such as adverse capital and credit market conditions or reductions in cash flow from operations, may affect our ability to meet liquidity needs, reduce access to capital and/or increase our costs of borrowing.

Our business requires significant levels of capital to finance accounts receivable and product inventory that is not financed by our trade credit with our vendors. This is especially true when our business is expanding, including through acquisitions, but we may still have substantial demand for capital even during periods of stagnant or declining net sales. In order to continue operating our business, we will continue to need access to capital, including debt financing and inbound and outbound flooring. In addition, changes in payment terms with either suppliers or customers could increase our capital requirements. Our ability to repay current or future indebtedness when due, or have adequate sources of liquidity to meet our business needs, may be affected by changes to the cash flows of our subsidiaries. A reduction of cash flow generated by our subsidiaries may have an adverse effect on our liquidity. Under certain circumstances, legal, tax or contractual restrictions may limit our ability or make it more costly to redistribute cash between subsidiaries to meet our overall operational or strategic investment needs, or for repayment of indebtedness requirements.

We believe that our existing sources of liquidity, including cash resources and cash provided by operating activities, supplemented as necessary with funds available under our credit arrangements, will provide sufficient resources to meet our working capital and cash requirements for at least the next 12 months. However, volatility and disruption in the capital and credit markets, including increasingly complex regulatory constraints on these markets and changes in existing and expected interest rates, may increase our costs for accessing the capital and credit markets. In addition, our credit ratings reflect each rating organization’s opinion of our financial strength, operating performance and ability to meet our debt obligations, and there can be no assurance that we will achieve a particular rating or maintain a particular rating in the future. An inability to obtain or maintain a particular rating could increase the cost and impact the availability of future borrowings. These and other adverse capital and credit market conditions, including the inability of our finance partners to meet their commitments to us, may also limit our ability to replace maturing credit arrangements in a timely manner and affect our ability to access committed capacities or the capital we require on terms acceptable to us, or at all. See “—Risks Related to Our Indebtedness—Our substantial indebtedness could materially and adversely affect our financial condition, limit our ability to raise additional capital to fund our operations, limit our ability to increase or maintain existing levels of trade credit supplied from our suppliers and prevent us from fulfilling our obligations under our indebtedness.” Furthermore, any failure to comply with the various covenant requirements of our corporate finance programs, including cross-default threshold provisions, could result in an event of default, which, if not cured or waived, could accelerate our repayment obligations and could affect our ability to access the majority of our credit programs with our finance partners. The acceleration of our repayment obligations or the lack of availability of such funding could materially harm our ability to operate or expand our business.

In addition, our cash and cash equivalents (including trade receivables collected and/or monies set aside for payment to creditors) are deposited and/or invested with various financial institutions located in the various

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement

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countries in which we operate. We endeavor to monitor these financial institutions regularly for credit quality; however, we are exposed to risk of loss on such funds or we may experience significant disruptions in our liquidity needs if one or more of these financial institutions were to suffer bankruptcy or similar restructuring.

We cannot predict the outcome of litigation matters and other contingencies with which we may be involved from time to time.

We are involved, and in the future may become involved, in various claims, disputes, lawsuits and actions. Other than as discussed in Note 10, “Commitments and Contingencies,” to our audited consolidated financial statements, we do not believe that the ultimate resolution of matters currently pending will have a material adverse effect on our business, results of operations, financial condition and cash flows. However, we can make no assurances that we will ultimately be successful in our defense or prosecution of any of these matters or of any future matters. In addition, from time to time, we are, and may become, the subject of inquiries, requests for information or investigations by government and regulatory agencies regarding our business. Any such matters, regardless of their merit or resolution, could be costly and divert the efforts and attention of our management and other associates, damage our reputation or otherwise adversely affect our business. For more information regarding our current litigation matters, see Note 10, “Commitments and Contingencies,” to our audited consolidated financial statements.

Risks Related to the Macroeconomic and Regulatory Environment

We operate a global business that exposes us to risks associated with conducting business in multiple jurisdictions.

Sales outside the United States made up approximately 62% of our net sales in Fiscal Year 2022 (Successor). In addition, an increasing portion of our business activity or key processes is being conducted in emerging markets, including, but not limited to, China, India, Brazil, Mexico, Peru, Colombia, Saudi Arabia, Indonesia, Malaysia, Thailand, Egypt, Argentina, Pakistan, Morocco, Lebanon and Serbia, and includes business with customers and end users that are state-owned or public sector entities. As such, a number of our subsidiaries are based outside of the United States. As a result, our future operating results and financial condition could be significantly affected by risks associated with conducting business in multiple jurisdictions, including increasingly complex regulations that vary from jurisdiction to jurisdiction, the violation of which can lead to serious consequences, including, but not limited to, the following:

•	trade protection laws, policies and measures;

•	import and export duties, customs levies and value-added taxes;

•

compliance with foreign and domestic import and export controls, economic sanctions and anti-money laundering and anti-corruption laws and regulations, including the U.S. Export Administration Regulations, various economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Department of Commerce, the U.S. Foreign Corrupt Practices Act and similar laws and regulations of other jurisdictions for our business activities outside the United States, the violation of which could result in severe penalties including monetary fines, criminal proceedings and suspension of export privileges;

•	laws and regulations regarding consumer and data protection, privacy, network security, encryption and payments, including the Export Administration Regulations;

•	managing compliance with legal and regulatory requirements and prohibitions, including compliance with local laws and regulations that differ or are conflicting among jurisdictions;

•	anti-competition regulations and compliance requirements, including any new antitrust legislation that may be passed in the United States;

•	environmental laws and regulations, such as those relating to climate change and waste disposal;

•	differing employment practices and labor issues;

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement

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•	political instability, terrorism and potential or actual military conflicts or civil unrest;

•	economic instability in a specific country or region;

•

earthquakes, power shortages, telecommunications failures, water shortages, tsunamis, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics or pandemics and other natural or man-made disasters or business interruptions in a region or specific country;

•	complex and changing tax laws and regulations in various jurisdictions;

•	potential restrictions on our ability to repatriate funds from our foreign subsidiaries; and

•	difficulties in staffing and managing international operations.

The potential criminal penalties for violations of import/export controls, economic sanctions, anti-corruption and anti-competition laws, particularly the U.S. Foreign Corrupt Practices Act, data privacy and protection laws and environmental laws and regulations in many non-U.S. jurisdictions create heightened risks for our international operations. In the event that a governing regulatory body determined that we have violated any laws, including applicable import/export controls, economic sanctions or anti-corruption laws, we could be fined significant sums, incur sizable legal defense costs and/or our import/export capabilities could be restricted, which could have a material and adverse effect on our business and reputation.

Additionally, unethical or fraudulent activities perpetrated by our directors, officers, senior management, associates, third-party suppliers and partners could expose us to potential reputational damage. Damage to our reputation for these or any other reasons could have a material adverse effect on our business, results of operations, financial condition and cash flows, and could require additional resources to rebuild our reputation. Further, failure to comply with applicable laws and regulations and failure to maintain an effective system of internal controls may subject us to fines or sanctions and incurrence of substantial legal fees and costs. Our operating expenses could increase due to implementation of and compliance with existing and future laws and regulations or remediation measures that may be required if we are found to be noncompliant with any existing or future laws or regulations.

We are subject to risks and uncertainties associated with the impact of trade discussions between the United States and China and related U.S. security risks and export controls. The U.S. government has imposed various measures impacting trade with China, including levying various tariffs on imports from China and may impose additional measures in the future. For example, on May 15, 2019, the President of the United States issued Executive Order 13873, which authorizes export controls on entities determined to (among other things) be a U.S. security threat. The next day, the U.S. Commerce Department placed Huawei Technologies Co., Ltd. and 68 of its non-U.S. affiliates on the U.S. Entity List, generally imposing a license requirement for export to those entities of items subject to the Export Administration Regulations and a license review policy of presumption of denial for all exports to the entities added to the Entity List. In addition, in interim rulemaking issued in January 2021, and final rule making issued in June 2023, the U.S. Commerce Department issued regulations implementing Executive Order 13873, which governs information and communications technology and services transactions involving certain “foreign adversaries,” such as China and Russia (among other countries). On June 9, 2021, the President of the United States issued an Executive Order on Protecting Americans’ Sensitive Data from Foreign Adversaries, to elaborate upon measures to address the national emergency with respect to the information and communications technology and services supply chain that was declared in Executive Order 13873. As an additional example, the U.S. Commerce Department issued new rules in October 2022, supplemented by additional rules in October 2023, that further restrict the export of certain controlled items, in particular, advanced semiconductors, to companies based in China and certain other enumerated countries. We continue to assess the impact of these regulations. While our sales in China have been affected, we do not currently believe that the new regulations will have a material effect on our overall business or financial condition, as the primary vendor impacted by the regulations has indicated that global demand for the products subject to the export restrictions remains strong. Additionally, any future expansion of such regulations or change in interpretation of such regulations could, depending on how much advance notice we receive, result in us

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement

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having a significant inventory position of items subject to such restrictions that we might not be able to sell or return to the vendor or obtain payment for from our customers. Our global operations, including in China, could be impacted by these trade restrictions and the overall uncertainty regarding trade between the United States and China. For example, in response to these and other U.S. actions, the Chinese government on July 3, 2023, imposed export restrictions on certain minerals, and in the future China could take additional countermeasures against U.S. companies doing business in or with China. We cannot predict whether China or any of the countries in which we operate could become the subject of new or additional trade restrictions. Import/export controls, tariffs, countermeasures or other trade measures involving our customers’ products could harm sales of such products or result in the loss of non-U.S. customers, which could harm our business.

We historically had an office in Russia that employed engineering and coding resources supporting the operation and maintenance of the Ingram Micro Cloud Marketplace. On April 6, 2022, the President of the United States signed an Executive Order prohibiting, among others, new investments in Russia. While our operations in Russia were not material to our overall operations or specifically Ingram Micro Cloud Marketplace, operating in Russia for non-Russian companies became increasingly challenging due to the various trade sanctions imposed by the government of the United States, European Union, United Kingdom and other Western governments on Russian interests, the counter-measures adopted by the government of the Russian Federation in response thereto, the decisions made by actors in the private sector that go beyond the sanctions and the increasing animosity towards Western businesses in Russia.

In August 2022, we began the process of winding down our operations in Russia. In September 2022, we substantially completed the shutdown of our Russia operations, and we no longer operate in Russia. As of September 30, 2023, we no longer maintained a corporate entity in Russia and we no longer employed any associates in Russia.

Further, regional instability caused by, and any sanctions imposed in response to, geopolitical conflicts, including but not limited to the conflict between Russia and Ukraine and the conflict in Israel and surrounding areas, could lead to disruption and volatility in global markets that could adversely impact our business and supply chain, or that of our vendors or customers. At this stage, we are uncertain of the extent to which measures taken in response to the conflict could impact our business, results of operations, financial condition or cash flows.

Additionally, we have been and expect to continue to be subject to new and increasingly complex U.S. and non-U.S. government regulations that affect our operations in the United States and globally. Complying with such regulations may be time-consuming and costly, and compliance could result in the delay or loss of business opportunities. While we have implemented, and will continue to implement and maintain, measures designed to promote compliance with these laws, we cannot assure investors that such measures will be adequate or that our business will not be materially and adversely impacted in the event of an alleged violation.

We are also exposed to market risk primarily related to foreign currencies and interest rates. In particular, we are exposed to changes in the value of the U.S. dollar versus the local currency in which the products are sold and goods and services are purchased, including devaluation and revaluation of local currencies. Since more than half of our sales are from countries outside of the United States, other currencies, including, but not limited to, the euro, British pound, Chinese yuan, Indian rupee, Australian dollar, Mexican peso, Canadian dollar and Brazilian real, can have an impact on our results of operations (reported in U.S. dollars).

Currency variations, which may be caused or exacerbated by inflation, also contribute to fluctuations in sales of products and services in impacted jurisdictions. Accordingly, fluctuations in foreign currency exchange rates may positively or negatively impact our financial statements, which are reported in U.S. dollars. For example, in 2022, the euro and other currencies in which we transact business depreciated against the U.S. dollar, which had, and may continue to have, an adverse effect on our reported net sales and/or earnings from our foreign operations. The translation impact of foreign currencies relative to the U.S. dollar had a negative impact

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement

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on our net sales growth of approximately 4% for Fiscal Year 2022 (Successor) compared to the Unaudited Pro Forma Combined 2021 Period. In addition, currency variations can adversely affect margins on sales of our products in countries outside of the United States.

We have managed our exposure to fluctuations in the value of currencies and interest rates using a variety of financial instruments entered into with financial institutions. Although we believe that we have appropriately diversified our exposures across counterparties and that through our ongoing monitoring procedures these counterparties are creditworthy financial institutions, we are nonetheless exposed to credit loss in the event of nonperformance by these counterparties. In addition, our hedging activities may not fully offset any adverse financial impact resulting from currency variations, which could affect our financial results.

Our businesses operate in various international markets, including certain emerging markets that are subject to greater political, economic and social uncertainties than developed countries.

We are monitoring the effects of Russia’s invasion of Ukraine. While such conflict has not yet materially impacted our business, geopolitical instability arising from such conflict, the imposition of sanctions, taxes and/or tariffs against Russia or commercial decisions to abstain from doing business with Russian-owned or-managed vendors, and Russia’s response to such sanctions (including retaliatory acts), could adversely affect the global economic or specific international, regional and domestic markets, which could adversely impact our business. We are also monitoring the effects of the conflict in Israel and surrounding areas, which has not yet materially impacted our business but could likewise adversely affect the global economic or specific international, regional and domestic markets, which could adversely impact our business. Additionally, we operate internationally and to the extent future sanctions, laws, regulations or orders imposed by the United States, the European Union, the United Kingdom and other countries or private sector actors in response to the conflict differ between jurisdictions, we may experience regulatory and business uncertainty.

Changes in macroeconomic and geopolitical conditions can affect our business and results of operations.

Our revenues, profitability, financial position and cash flows are highly dependent on the broader movements of the macroeconomic environment. The volatility in the global economy has trickle-down effects on the overall IT market as consumers of IT products and services plan their capital expenditures in the face of economic uncertainty, which has resulted, and may continue to result, in fluctuating revenue, margins and earnings, difficulty forecasting inventory levels to achieve optimum order fill rates, difficulty collecting customer receivables, decreased availability of trade credit from suppliers and/or their credit insurance underwriters or decreased capital availability through debt and similar financing from external parties.

Further, an increase in inflation, as well as changes in existing and expected rates of inflation, could result in higher operating and labor costs, financing costs and supplier costs, which could have an adverse effect on our results of operations if we are unable to pass along such higher costs to customers. Inflation may also impact our customers’ ability to obtain financing, cash flows and profitability, which could adversely impact their ability to purchase our products and our ability to offer credit and collect receivables.

In addition, default by one of the several large financial institutions that are dependent on one another to meet their liquidity or operational needs or are perceived by the market to have similar financial weaknesses, so that a default by one institution causes a series of defaults by or runs on other institutions (sometimes referred to as a “systemic risk”) or a downgrade of U.S. or non-U.S. government securities by credit rating agencies, may expose us to investment losses, business disruption and liquidity constraints. There has recently been significant volatility and instability among banks and financial institutions. For example, on March 10, 2023, the Federal Deposit Insurance Corporation (“FDIC”) took control and was appointed receiver of Silicon Valley Bank (“SVB”), due primarily to liquidity concerns. Other domestic and foreign institutions have subsequently experienced similar liquidity issues. While our exposure to, and deposits with, these institutions were not, and are not currently, material, any future failure of financial institutions at which we maintain funds, or events involving limited liquidity, defaults, non-performance or other adverse conditions in the financial or credit markets

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement

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impacting these institutions, or concerns or rumors about such events, may lead to disruptions in our ability to access our bank deposits or otherwise adversely impact our liquidity and financial performance. Such incidents have exposed, and in the future may impose, strains on the banking sector as a whole and demonstrate a heightened risk of systemic failures throughout the financial industry. We maintain cash balances at financial institutions in excess of the FDIC insurance limit, and if one or more of the financial institutions at which we maintain funds were to fail, there is no guarantee regarding the amount or timing of any recovery of the funds deposited, whether through the FDIC or otherwise. Additionally, we continue to monitor the risk that one or more of our vendors, suppliers, strategic partners, resellers, other business partners and financial institutions, could be impacted by such instability, which could adversely affect our business, results of operations, financial condition and cash flows.

Our business may also be impacted by sustained uncertainty about global economic conditions; continued negative economic trends or instability; the COVID-19 pandemic; heightened trade and geopolitical tension among the United States, China, Taiwan, Russia, Middle Eastern countries or other countries in which we operate or from which we procure product; civil unrest; political instability; or global recession or economic downturn in the countries in which we do business, leading to:

•	reduced demand for products in general;

•	shifts in consumer demand for products and services, which may lead to loss of sales and/or market share;

•	difficulty in forecasting demand, including the seasonality of demand;

•	more intense competition, which may lead to loss of sales and/or market share;

•	reduced prices and lower gross margin;

•	loss of vendor rebates and other incentives;

•	extended payment terms with customers;

•	increased bad debt risks;

•	shorter payment terms with vendors;

•	reduced access to liquidity and higher financing and interest costs;

•	increased currency volatility making hedging more expensive and more difficult to obtain;

•	reduced availability of credit insurance capacity or acceptable terms to mitigate risk; and

•	increased inventory losses related to obsolescence and/or excess quantities and/or theft/misappropriation.

Each of these factors, individually or in the aggregate, could adversely and materially affect our results of operations, financial condition and cash flows. We may not be able to adequately adjust our cost structure in a timely fashion to remain competitive, which may cause our profitability to suffer.

Tariffs may result in increased prices and could adversely affect our business, results of operations, financial conditions and cash flows.

The U.S. government has imposed tariffs on certain products imported into the United States, and the Chinese government has imposed tariffs on certain products imported into China, which have increased the prices of many of the products that we purchase from our vendors. The tariffs, along with any additional tariffs or trade restrictions that may be implemented by the United States, China or other countries, could result in further increased prices or challenges in procuring product for resale. While we intend to pass price increases on to our customers, the effect of tariffs on prices may impact demand, sales and results of operations. Retaliatory tariffs imposed by other countries on U.S. goods have not yet had a significant impact, but we cannot predict further

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement

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developments. The tariffs and the additional operational costs incurred in minimizing the number of products subject to the tariffs could adversely affect the operating profits for certain of our businesses and customer demand for certain products, which could have an adverse effect on our business, results of operations, financial condition and cash flows.

In addition, in the event that we pay tariffs for products we import from China which are then re-exported to other locations outside of the United States, we may be eligible for refunds of certain tariffs. In order to qualify for these tariff drawbacks, we must provide data and documentation to the U.S. government that we must obtain from third-party sources, such as our suppliers. There is no guarantee we will be able to obtain this additional data and documentation from those other sources, which could result in the U.S. government rejecting the drawback requests. Further, there are additional administrative costs expended by us in furtherance of these efforts. Finally, due to the backlog of drawback applications, the U.S. government has been slow in issuing the associated drawback refunds. Our inability to obtain the drawback refunds or significant delays in receiving them could result in a material adverse effect on our business.

U.S.-China tensions around technology, national security and human rights could adversely affect our business.

Our business within China is predominantly Technology Solutions, consisting of distribution of Western products in China. The evolving regulatory landscape in both the United States and China regarding technology and national security remains uncertain. Enactment by China of laws, regulations and/or practices that favor Chinese technology vendors over the Western ones that comprise our business could materially and adversely impact our business in China. Actions taken by the U.S. government to prohibit or restrict exports of key technology by U.S. vendors to Chinese end-customers, whether located in China or in other regions such as Europe, could also adversely affect our business. Net sales in China for Fiscal Year 2022 (Successor) were $2.7 billion. In addition, countermeasures imposed by China, such as export restrictions, could impact the supply of critical components to our vendors and their suppliers, which could adversely affect our business on a global basis.

To a lesser extent, we also distribute products in the United States made by Chinese vendors. Risks associated with doing business with these Chinese vendors, in particular actual or perceived cybersecurity risks of their products, could also adversely affect our business. For example, in October 2021, the offices of one such vendor, PAX Technology (“PAX”), a Chinese provider of point-of-sale devices used by millions of businesses and retailers globally, were raided in connection with an investigation related to PAX’s reported potential involvement in cyberattacks on U.S. and European Union (“EU”) organizations. We continue to monitor public news sources for further updates and are investigating the impact of this event on Ingram Micro’s operations. These steps reflect the actions we would take as the result of any such similar incident.

In addition, changes in the relationship between China and Taiwan could disrupt the operations of several companies in Taiwan that are our vendors or are in our vendors’ supply chains. Disruption of certain critical operations in Taiwan may have a material adverse effect on key sectors within the global technology industry. Furthermore, scrutiny by the U.S. government on human rights practices in China, as well as on the transparency of companies with business operations in China, may likewise have an adverse effect on key sectors within the global technology industry.

Increasing attention on environmental, social and governance (“ESG”) matters may impact our business, subject us to unforeseen liability or cause harm to our reputation.

Recently, various stakeholders, including lenders, customers, vendors, local communities, regulators, public interest groups and consumers, are placing an increased focus on ESG matters, such as diversity, equity and inclusion, environmental protection and social responsibility. ESG standards are evolving, and if we are perceived, due to unfavorable ESG ratings or otherwise, to have not responded appropriately to those standards, regardless of whether there is a legal requirement to do so, such perception could have a negative impact on our reputation, which could, in turn, have a negative impact on our business, including as it relates to associate

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

retention, consumer sales or investor interest. There are certain organizations that provide information to investors and other stakeholders on ESG matters that have developed ratings processes for evaluating companies on their approach to such ESG matters with no universal standard applied for these ratings. While some investors may use these ESG ratings to inform their investment and voting decisions, such ratings may result in misplaced focus on certain factors over others.

We have publicly communicated, and from time to time will continue to publicly communicate, certain initiatives and goals regarding ESG matters. There is no guarantee that we will be able to achieve these initiatives or goals. Our ability to successfully execute these initiatives and accurately report our progress presents numerous operational, financial, legal, reputational and other risks, many of which are outside of our control, and which could have a material negative impact on our business and reputation. Additionally, the implementation of these initiatives imposes additional costs and other administrative burdens on us. Our failure, or perceived failure, to pursue or fulfill our goals, targets and objectives or to satisfy various reporting standards on the time frames we announce could have negative impacts on our business, financial condition and results of operations and expose us to liability, including litigation. Our ability to meet the standards imposed on us or that we choose or aspire to achieve may impact the perceptions held by our various stakeholders or the communities in which we do business. Further, different stakeholders may assess our achievement of these standards inconsistently, which could result in a negative perception or misrepresentation of our policies and practices.

A number of our customers may also adopt, or have already adopted, policies that impose standards on suppliers, such as environmental testing requirements or social responsibility standards. Likewise, some of our vendors have adopted such policies and standards with respect to their customers. The failure to meet our customers’ or vendors’ requirements could have an adverse effect on our business, including our ability to retain such customers or vendors. In addition, any ESG issues in our own supply chain, such as human rights, safety or environmental issues, could have an adverse effect on our business, including harm to our reputation.

Our failure to comply with the requirements of environmental, health and safety regulations or other laws and regulations applicable to a distributor of consumer products could adversely affect our business.

Our business, facilities and operations are subject to various federal, state, local and foreign laws, rules and regulations addressing matters such as:

•	labor and employment;

•	product safety and product stewardship, including regulations enforced by the United States Consumer Products Safety Commission;

•	import and export activities;

•	the internet and e-commerce;

•	antitrust issues;

•	taxes; and

•

environmental, health, safety and other impacts, including as it relates to chemical usage, carbon and air emissions, worker health and safety, wastewater and storm water discharges, recycling of products at the end of their useful life and the generation, handling, storage, transportation, treatment and disposal of waste and other materials, including hazardous materials.

These laws include the European Union Waste Electrical and Electronic Equipment Directive as enacted by individual European Union countries and other similar legislation adopted in North America, which make producers of electrical goods, including computers and printers, responsible for collection, recycling, treatment and disposal of recovered products. Failure to comply or allegations of noncompliance with these laws, rules and regulations could result in substantial costs, fines and civil or criminal sanctions, as well as third-party claims for property damage or personal injury. Further, environmental health and safety laws and the enforcement of such laws (including relating to climate change) may change, becoming more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations.

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

In many countries, governmental bodies are enacting new or additional legislation and regulations to reduce or mitigate the potential impacts of climate change. If we, our suppliers or our vendors are required to comply with these laws and regulations, or if we choose to take voluntary steps to reduce or mitigate our impact on climate change, we may experience increased costs for energy and transportation, increased capital expenditures, increased insurance premiums and deductibles or other unforeseen costs or business disruptions, which could adversely impact our operations. Inconsistency of legislation and regulations among jurisdictions may also affect the costs of compliance with such laws and regulations. Any assessment of the potential impact of future climate change legislation, regulations or industry standards, as well as any international treaties and accords, is uncertain given the wide scope of potential regulatory change in the countries in which we operate.

We may also be subject to liability for the remediation of contaminated soil or groundwater, including at sites currently or formerly owned or operated by us or our predecessors in interest or in connection with third-party contaminated sites where have sent waste for treatment or disposal. While we take actions designed to ensure that we are in compliance with all applicable regulations, certain of these regulations, including those relating to the remediation of soil and groundwater, may impose strict liability and liability may be joint or several.

Although we believe that we are in substantial compliance with all applicable laws and regulations, because legal requirements frequently change and are subject to interpretation, we are unable to predict the ultimate cost of compliance or the consequences of non-compliance with these requirements, or the effect on our operations, any of which may be significant. We routinely incur costs in complying with these regulations and, if we fail to comply, we could incur significant penalties, such as criminal sanctions or civil remedies, including fines, penalties, injunctions or prohibitions on importing or exporting, and our operations may be shut down. A failure to comply with applicable laws and regulations, or concerns about product safety, also may lead to a recall or post-manufacture repair of selected products, resulting in the rejection of our products by our customers and end users, lost sales, increased customer service and support costs and costly litigation. In addition, failure to comply with environmental, health and safety requirements could require us to shut down one or more of our facilities. There is a risk that any claims or liabilities, including product liability claims, relating to such noncompliance may exceed, or fall outside the scope of, our insurance coverage. Any changes in regulations, the imposition of additional regulations or the enactment of any new governmental legislation that impacts employment/labor, trade, healthcare, tax, environmental or other business issues could have a material adverse impact on our business, results of operations, financial condition and cash flows.

Changes in accounting rules could adversely affect our reported operating results.

Our consolidated financial statements are prepared in accordance with GAAP. These principles are subject to interpretation by various governing bodies, including the Financial Accounting Standards Board, which create and interpret appropriate accounting standards. Future periodic assessments required by current or new accounting standards may result in additional noncash charges and/or changes in presentation or disclosure. A change from current accounting standards could have a significant adverse effect on our reported financial position or results of operations.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.

Together with our subsidiaries, we are subject to taxation in many jurisdictions worldwide. The future effective tax rates applicable to us and our subsidiaries as a group could be subject to volatility or adversely affected by a number of factors, including changes in the valuation of our deferred tax assets and liabilities, limitations on the tax deductibility of interest expense, tax effects of stock-based compensation and other executive compensation programs or changes in tax laws, regulations or interpretations thereof. In addition, we and our subsidiaries may be subject to audits of our income, sales and other taxes by U.S. federal, state, local and non-U.S. taxing authorities. Outcomes from these audits could have an adverse effect on our business, results of operations, financial condition and cash flows.

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Changes in, or interpretations of, tax rules and regulations, changes in mix of our business among different tax jurisdictions, and deterioration of the performance of our business may adversely affect our effective income tax rates or operating margins, and we may be required to pay additional taxes and/or tax assessments, as well as record valuation allowances relating to our deferred tax assets.

In addition to payroll taxes, we are subject to both income and transaction-based taxes in substantially all countries and jurisdictions in which we operate, which are complex. Changes to tax laws or regulations or to their interpretation or application by governments could adversely affect our future earnings and cash flows. For example, in light of continuing global fiscal challenges, various levels of government and international organizations such as the Organisation for Economic Co-operation and Development (“OECD”) and the European Union are increasingly focused on tax reform and other legislative or regulatory action to increase tax revenue. These tax reform efforts, such as the OECD’s Base Erosion and Profit Shifting Project, are designed to ensure that corporate entities are taxed on a larger percentage of their earnings. Tax reform efforts include proposals that may change various aspects of the existing framework under which our tax obligations are determined in many of the countries in which we do business and increase the complexity, burden and cost of tax compliance. For example, the OECD/G20 Inclusive Framework released a statement on a two-pillar solution to address the tax challenges arising from the digital economy in October 2021, which includes proposals to reallocate profits among taxing jurisdictions based on a market-based concept rather than historical “permanent establishment” concepts and subject multinational enterprises to a global minimum corporate tax rate of 15%. These proposals have been agreed in principle by 139 OECD member jurisdictions. In August 2022, the U.S. government enacted the Inflation Reduction Act, which imposes a corporate alternative minimum tax of 15% on adjusted financial statement income for certain corporations. Although we are currently evaluating the impact this law may have, we do not expect our effective tax rate to increase as a result of the legislation. Our effective income tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, limitations on the tax deductibility of interest expense, tax effects of stock based compensation and other executive compensation programs, changes to our operating structure, changes in tax laws, regulations or interpretation thereof and the discovery of new information in the course of our tax return preparation process.

Likewise, changes to our transaction tax liabilities could adversely and materially affect our future results of operations, cash flows and our competitive position. We engage in a high volume of transactions where multiple types of consumption, commercial and service taxes are potentially applicable. An inability to appropriately identify, charge, remit and document such taxes, along with an inconsistency in the application of these taxes by the applicable taxing authorities, may negatively impact our gross and operating margins, financial position or cash flows.

We are subject to the continuous examination of both our income and transaction tax returns by the U.S. Internal Revenue Service and other domestic and foreign tax authorities. While we regularly evaluate our tax contingencies and uncertain tax positions to determine the adequacy of our provision for income and other taxes based on the technical merits and the likelihood of success resulting from tax examinations, any adverse outcome from these continuous examinations may have an adverse effect on our operating results and financial position.

Risks Related to Our Indebtedness

Our substantial indebtedness could materially and adversely affect our financial condition, limit our ability to raise additional capital to fund our operations, limit our ability to increase or maintain existing levels of trade credit supplied from our suppliers and prevent us from fulfilling our obligations under our indebtedness.

We have a significant amount of indebtedness. As a result of our substantial indebtedness incurred in connection with the Imola Mergers, a significant amount of our cash flows is required to pay interest and principal on our outstanding indebtedness, and we may not generate sufficient cash flows from operations, or have future borrowings available under the ABL Revolving Credit Facility, to enable us to repay our indebtedness or to fund our other liquidity needs. As of September 30, 2023, we had total indebtedness of

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

$3,971.4 million, including the 2029 Notes and borrowings under the Term Loan Credit Facility, and we had unused commitments under the ABL Revolving Credit Facility available to us of $3,415 million. Cash paid for interest expense was $18.07 million, $174.39 million, $320.0 million and $259.5 million for the Predecessor 2021 Period, the Successor 2021 Period, Fiscal Year 2022 (Successor) and Unaudited 2023 Interim Period (Successor), respectively. See “Capitalization”.

Subject to the limits contained in the ABL Credit Agreement and the Term Loan Credit Agreement, the Indenture and our other debt instruments, we may incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions or for other purposes. If we do so, the risks related to our high level of debt would further increase. Specifically, our high level of debt could have important consequences, including:

•	making it more difficult for us to satisfy our obligations with respect to our debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•

requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and market conditions;

•

exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under the ABL Credit Facilities and the Term Loan Credit Facility, are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the markets in which we compete and to changing business and economic conditions;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures in order to generate cash proceeds necessary to satisfy our debt obligations;

•	impairing our ability to obtain additional financing in the future;

•	placing us at a disadvantage compared to other, less leveraged competitors and affecting our ability to compete;

•	limiting our ability to retain or increase levels of trade credit and financing provided by our suppliers, or generating less advantageous pricing or rebate structures from our suppliers; and

•	increasing our cost of borrowing.

We are also party to certain additional lines of credit, short-term overdraft facilities and other credit facilities with approximately $205.4 million outstanding under these facilities as of September 30, 2023. See “Description of Material Indebtedness.”

We may not be able to generate sufficient cash flows from operations to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory and other factors beyond our control. We might not be able to maintain a level of cash flows from operations sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. Additionally, we may not be able to obtain loans or other debt financings on commercially reasonable terms or at all. Even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The Credit Agreements and the Indenture restrict, and the agreements governing our indebtedness in the future may restrict, our ability to dispose of certain assets and use the proceeds from such dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. Because of these restrictions, we may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our business, results of operations, financial condition and cash flows as well as our ability to satisfy our obligations under our indebtedness.

Additionally, any inability to generate sufficient cash flows to satisfy our debt obligations or to refinance our indebtedness on commercially reasonable terms or at all could result in a material adverse effect on our business, results of operations, financial condition and cash flows, and could negatively impact our ability to satisfy our obligations under our indebtedness, which in turn could negatively impact investments in our Common Stock. If we cannot make scheduled payments on our indebtedness, we will be in default and holders of our indebtedness could declare all outstanding principal and interest to be due and payable, the lenders under the ABL Revolving Credit Facility could terminate their commitments to loan additional money to us, the lenders could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation. Any or all of these events could result in investors losing all or a part of their investments in our Common Stock.

The Indenture and the Credit Agreements contain a number of restrictive covenants that impose significant operating and financial restrictions on us and limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability and the ability of our subsidiaries to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions in respect of, repurchase or redeem, capital stock;

•	prepay, redeem or repurchase certain debt;

•	issue certain preferred stock or similar equity securities;

•	make loans and investments;

•	sell assets;

•	incur liens;

•	enter into agreements containing prohibitions affecting our subsidiaries’ ability to pay dividends;

•	enter into transactions with affiliates; and

•	consolidate, merge or sell all or substantially all of our assets.

As a result of all of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

These restrictions might hinder our ability to grow in accordance with our strategies. With respect to the ABL Credit Facilities, we will also be required by a springing financial covenant to, on any date when Adjusted Availability (as such term is defined in the ABL Credit Agreement) is less than the greater of (i) 10% of the lesser of the Line Cap (as such term is defined in the ABL Credit Agreement) and (ii) $300 million, maintain a minimum fixed charge coverage ratio of 1.00 to 1.00, tested for the four fiscal quarter periods ending on the last day of the most recently ended fiscal quarter for which financials have been delivered, and at the end of each succeeding fiscal quarter thereafter until the date on which Adjusted Availability has exceeded the greater of (x) 10% of the Line Cap and (y) $300 million for 30 consecutive calendar days. Our ability to meet the financial covenant could be affected by events beyond our control. While we anticipate that we will continue to be able to maintain compliance with this covenant immediately following the consummation of this offering, we cannot assure investors that we will not breach this covenant or other covenants in our Credit Facilities in the future, or other covenants in our future credit facilities.

A breach of the restrictive, reporting and other covenants under the Indenture or under the Credit Agreements could result in an event of default under the applicable indebtedness. Such a default, if not cured or waived, may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt that is subject to an applicable cross-acceleration or cross-default provision. In addition, an event of default under the Credit Agreements would permit the lenders under the ABL Revolving Credit Facility to terminate all commitments to extend further credit thereunder. Furthermore, if we were unable to repay the amounts due and payable under the Credit Facilities, those lenders could proceed against the collateral securing such indebtedness. In the event our lenders or holders of the 2029 Notes accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under the Credit Facilities are, and borrowings under the agreements governing our future indebtedness may be, subject to variable rates of interest, exposing us to interest rate risk. As interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed may remain the same, and our profit and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Assuming that our ABL Revolving Credit Facility was fully drawn as of September 30, 2023, each one-eighth percentage point change in interest rates would result in a change of approximately $4.4 million in annual interest expense on the indebtedness under our Credit Facilities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.” To mitigate the Company’s exposure to interest rate risk arising from the Company’s long-term debt, the Company entered into certain agreements during the first quarter of 2023 to establish a 5.5% upper limit on the LIBOR interest rate applicable to a substantial portion of the borrowings under the Term Loan Credit Facility. We recently transitioned the ABL Revolving Credit Facility and the Term Loan Credit Facility from LIBOR to SOFR as the interest reference rate, and we amended the interest rate cap agreements to establish a 5.317% upper limit on the SOFR interest rate. These interest rate cap agreements transitioned from LIBOR to SOFR as the interest reference rate during the third quarter of 2023. These transitions may result in increased interest expense to us and may affect our ability in the future to incur debt on terms acceptable to us, which could adversely affect our business, results of operations, financial condition and cash flows. In the future, we may enter into other interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, it is possible that we will not maintain interest rate swaps with respect to any of our variable rate indebtedness. Alternatively, any swaps we enter into may not fully or effectively mitigate our interest rate risk.

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The Indenture governing the 2029 Notes and the Credit Agreements governing the Credit Facilities contain cross-default or cross-acceleration provisions that may result in all of the debt issued under the Indenture and the Credit Agreements to become immediately due and payable because of a default under an unrelated debt instrument.

Our failure to comply with the obligations contained in the agreements governing any of our debt instruments could result in an event of default under such instruments, which could result in the 2029 Notes and the Credit Facilities (together with accrued and unpaid interest and other fees) becoming immediately due and payable. In such event, we would need to raise funds from alternative sources, which funds may not be available to us on favorable terms, on a timely basis or at all. Alternatively, such a default could require us to sell certain of our assets and otherwise curtail our operations in order to pay our creditors. These alternative measures could have a material adverse effect on our business, results of operations, financial condition and cash flows, which could cause us to become bankrupt or insolvent or otherwise impair our ability to make cash available by dividend, debt repayment or otherwise to enable us to make payments in respect of our indebtedness.

Risks Related to Our Reliance on Third Parties

We face a variety of risks in our reliance on third-party service companies, including shipping companies, for the delivery of our products and outsourcing arrangements.

We rely almost entirely on arrangements with third-party shipping and freight forwarding companies for the delivery of our products. Freight and shipping charges may increase due to rising fuel cost, inflation, labor disputes or general price increases. For example, in 2021, one of our key transportation suppliers notified us of a significant rate increase in our transportation cost base. Any such increases have an immediate adverse effect on our margins unless we are able to pass the increased charges to our customers or renegotiate terms with our suppliers. Additionally, the termination of our arrangements with one or more of these third-party shipping companies, or the failure or inability of one or more of these third-party shipping companies to deliver products from vendors to us or products from us to our customers, even temporarily, could materially disrupt our business and harm our reputation and operating results, and we and our vendors and customers may be unable to mitigate such disruptions by securing alternate shipping arrangements.

In addition, we have outsourced various transaction-oriented service and support functions to business process outsource providers. We have also outsourced a significant portion of our IT infrastructure function and certain IT application development functions to third-party providers. We may outsource additional functions to third-party providers. Our reliance on third-party providers to provide services to us, our customers and suppliers, could result in significant disruptions and costs to our operations, including damaging our relationships with our suppliers and customers, if these third-party providers do not meet their obligations to adequately maintain an appropriate level of service for the outsourced functions or fail to adequately support our IT requirements. As a result of our outsourcing activities, it may also be more difficult to recruit and retain qualified associates for our business needs.

We or our vendors, suppliers or customers may experience damage to or disruptions at our respective facilities caused by natural disasters and other factors, such as climate change, which may result in our business, financial condition and results of operations being adversely affected.

Several of our facilities or those of our vendors, suppliers and customers could be subject to a catastrophic loss or business interruptions due to extreme weather events, including as a result of climate change (such as drought, wildfires, increased storm severity and frequency and sea level rise), earthquakes, tornadoes, floods, hurricanes, fire, power loss, telecommunication and information systems failure, inclement weather, failure of the power grid or other similar events. We maintain disaster recovery and business continuity plans that would be implemented in the event of incidents such as severe weather events; however, we cannot be certain that our plans will protect us or our vendors, suppliers or customers from all such events. While we maintain insurance coverage to mitigate business continuity risks, among other risks, such coverage may be insufficient to recover

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement

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all such losses, or we may not be able to reestablish our operations and, as a result, our customers or suppliers may experience material disruptions in their operations as a result of such events, which could materially and adversely affect our business, results of operations, financial condition and cash flows.

Termination of a key supply or services agreement or a significant change in vendor terms or conditions of sale could negatively affect our operating margins, revenue or the level of capital required to fund our operations.

Our agreements with most of our key vendors are terminable upon short notice and for any reason. Additionally, under most of our agreements, our vendors are not required to accept the purchase orders we regularly place. Should our contractual relationships with vendors be terminated or, even if not terminated, should vendors decide to reject our purchase orders, our business may be materially and adversely impacted.

A significant percentage of our net sales relates to products sold to us by relatively few vendors. As a result of such concentration, terminations of supply or services agreements, a significant change in the terms or conditions of sale from one or more of our significant vendors or the bankruptcy or closure of business by one or more of our key vendors could negatively affect our operating margins, revenues and/or the level of capital required to fund our operations. Our vendors have the ability to make, and in the past have made, rapid and significantly adverse changes in their sales terms and conditions, such as reducing the amount of price protection and return rights offered to us, as well as reducing the level of purchase discounts and rebates they make available to us. In most cases, we have no guaranteed price or delivery agreements with vendors. In certain product categories, such as systems, limited price protection or return rights offered by vendors may have a bearing on the amount of product we may be willing to purchase for stock. We expect restrictive vendor terms and conditions to continue for the foreseeable future. Our inability to pass through to our customers the impact of these changes, as well as our failure to develop systems to manage ongoing vendor programs, could cause us to record inventory write-downs or other losses and could have a negative impact on our gross margins.

We receive purchase discounts and rebates from vendors based on various factors, including sales or purchase volume, breadth of customers and achievement of other quantitative and qualitative goals set by the vendors. These purchase discounts and rebates may affect gross margins and ultimately, profitability. Many purchase discounts from vendors are based on percentage increases in sales of products. Our operating results could be negatively impacted if these rebates or discounts are reduced or eliminated or if our vendors significantly increase the complexity of the process and costs for us to receive such rebates.

Our ability to obtain particular products or product lines in the required quantities to fulfill customer orders on a timely basis is critical to our success. The technology industry experiences significant product supply shortages and customer order backlogs from time to time due to the inability of certain vendors to supply certain products on a timely basis. As a result, we have experienced, and may continue to experience, shortages of specific products that may last for an indefinite period of time, which can significantly impact pricing of such products. Vendors have, from time to time, made efforts to reduce the number of distributors with whom they do business. This could result in more intense competition as distributors strive to secure distribution rights with these vendors, which could have an adverse effect on our operating results. If vendors are not able to provide us with an adequate supply of products to fulfill our customer orders on a timely basis or we cannot otherwise obtain particular products or a product line or vendors substantially increase their existing distribution through other distributors, their own dealer networks or directly to resellers, our reputation, sales and profitability may materially suffer.

Our business may be adversely affected by some vendors’ strategies to consolidate business or increase their direct sales, which in turn could cause our business and operating results to suffer.

A determination by any of our primary vendors to consolidate their business with other distributors or systems integrators could negatively affect our business and operating results. Consolidation of vendors has

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement

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resulted in fewer sources for some of the products and services that we distribute. This consolidation has also resulted in larger vendors that have significant operating and financial resources and wield significant bargaining power to pursue aggressive business terms. Other vendors may reduce or eliminate promotional activities to reduce their expenses, which could, in turn, result in declined demand from our reseller or retailer customers and end users.

Some vendors, including some of our primary vendors, sell products and services directly to reseller and/or retail customers and/or end users, thereby significantly limiting our addressable market and business opportunities. If large vendors increasingly sell directly to end users or our resellers and retailers, rather than use us as the distributor of their products and services, our business and operating results will materially suffer.

Substantial defaults by our customers or the loss of significant customers could have a negative impact on our business, results of operations, financial condition or liquidity.

As is customary in many industries, we extend credit to our customers for a significant portion of our net sales. Customers have a period of time, generally 30 days after date of invoice, to make payment. We are subject to the risk that our customers will not pay for the products or services they have purchased, a risk that we have experienced more frequently in emerging foreign markets but has also occurred in the United States. For example, in 2022, one of our customers in the United States went into receivership and we experienced a loss of less than $10 million for which we did not have insurance coverage. As another example, an aging receivable related to a public sector customer in Latin America, with a balance of $30.5 million as of September 30, 2023, led to bad debt expense of $7.4 million during the quarter ended April 1, 2023, and an additional reserve may be required related to aging of this same receivable from a single project for which collections continue to be delayed. The risk that we may be unable to collect on receivables may increase if our customers experience decreases in demand for their products and services or otherwise become less stable, due to adverse economic conditions or otherwise. If there is a substantial deterioration in the collectability of our receivables or if we cannot obtain credit insurance at reasonable rates, are unable to collect under existing credit insurance policies or fail to take other actions to adequately mitigate such credit risk, our earnings, cash flows and our ability to utilize receivable-based financing could significantly deteriorate and credit insurance may become more expensive and on terms that are less favorable to us. In addition, our customers generally do not have an obligation to purchase products or services from us. In the event a significant customer decides to make its purchases from a competitor, experiences a significant change in demand from its own customer base, becomes financially unstable or is acquired by another company, our revenues, and our ability to access rebates or reduced pricing from product suppliers or vendors may be negatively impacted, resulting in a materially adverse effect to our business or results of operations.

We do not have guaranteed future sales of the products we sell and when we enter into contracts with our customers we generally take the risk of certain cost increases, and our business, financial condition, results of operations and operating margins may be negatively affected if we purchase more products than our customers require, product costs increase unexpectedly, we experience high start-up costs on new contracts or our contracts are terminated.

Certain of our contracts are long-term, fixed-price agreements with no guarantee of future sales volumes, and may be terminated for convenience on short notice by our customers, often without meaningful penalties, and often provide that we are reimbursed for the cost of any inventory specifically procured for the customer or inventory that is not commonly sold to our other customers. In addition, we purchase inventory based on our forecasts of anticipated future customer demand. As a result, we have taken, and will continue to take, the risk of holding excess inventory if our customers do not place orders consistent with our forecasts, particularly with respect to inventory that has a more limited shelf life. Also, even though we may sometimes enter into long-term pricing agreements with our vendors, we run the risk of not being able to pass along to our customers, or otherwise recover, unexpected increases in our product costs, including as a result of changing environmental laws and regulations, the effects of climate change on pricing and sourcing and commodity price increases and

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

tariffs, which may increase above our established prices at the time we entered into the contract and established prices for products we provide. When we are awarded new contracts, particularly just-in-time contracts, we may incur high costs, including salary and overtime costs, to hire and train on-site personnel, in the start-up phase of our performance. In the event that we purchase more products than our customers require, product costs increase unexpectedly, we experience high start-up costs on new contracts, or our contracts are terminated, our business, financial condition, results of operations and operating margins could be negatively affected.

Risks Related to Information Technology, Data Privacy and Intellectual Property

Our dependence on a variety of information systems to operate our business could, if such systems are not properly functioning, maintained and available, or if we experience system security breaches, data protection breaches or other cyberattacks, result in disruptions to our business and harm our reputation and net sales.

We depend on a variety of information systems for our operations, many of which are proprietary, including one of our legacy mainframe enterprise resource planning (“ERP”) systems, which have historically supported many of our material business operations such as inventory and order management, shipping, receiving and accounting. Because a significant number of our information systems are internally developed systems and applications in the legacy programming language COBOL, it can be more difficult to upgrade or adapt them compared to commercially available software solutions and they require significant engineering expertise to maintain. We may not invest sufficient resources in, or be able to attract necessary talent to successfully maintain, our information systems.

More than a decade ago, we began our program to deploy a new global ERP system developed by SAP SE. Since then, our business has significantly diversified, and new technologies allow legacy systems and diverse applications to easily be connected in a modular way, which allows these legacy systems to be part of a flexible, powerful and efficient solution. Today, the majority of our distribution business still runs on our legacy mainframe ERP system. We can make no assurances as to whether the modularity of our system construct will continue to operate efficiently or as expected, which could in turn impact our ability to operate or for our customers or vendors to transact with us normally.

Further, we may not invest rapidly enough in our systems to allow them to cope with increasing demands of our associates working from home.

We can make no assurances that the combined systems strategy will be successful or that we will not have additional disruptions, delays and/or negative business impacts from future deployments.

Disruptions, delays or deficiencies in the design, implementation, performance and maintenance of our various IT systems could adversely and materially affect our ability to effectively run and manage our business and potentially our customers’ ability to access our price and product availability information or place orders. Portions of our IT infrastructure also may experience interruptions, delays or cessations of service or may produce errors in connection with systems integration or migration work that takes place from time to time. We may not be successful in implementing new systems and transitioning data, which could cause business disruptions and be more expensive, time consuming, disruptive and resource-intensive than anticipated. Such disruptions could adversely impact our ability to fulfill orders and could interrupt other business processes. Moreover, the expenses associated with these initiatives can be difficult to predict, and we may incur substantial additional expenses in excess of what is currently expected, particularly if any of these initiatives is unsuccessful or proves unsustainable, which may require us to incur additional costs. We may also be limited in our ability to integrate any new business that we may acquire into our information systems. If our information systems do not allow us to transmit accurate information, even for a short period of time, to key decision makers, the ability to manage our business could be disrupted and the results of operations and our financial condition could be materially and adversely affected. Failure to properly or adequately address these issues could impact our ability to perform necessary business operations, which could materially and adversely affect our reputation, competitive position, business, results of operations and financial condition.

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We may not be able to prevent or timely detect breaches of, or attacks on, our information technology systems.

We rely on the internet for our orders and information exchanges with our suppliers, vendors and customers. The internet in general, and individual websites in particular, have experienced a number of disruptions, slowdowns and security breaches, some of which were caused by organized attacks. If we were to experience a security breakdown, disruption or breach that compromised sensitive information, including personal information, this could materially harm our relationships with our customers, suppliers or associates; impair our order processing; damage our reputation in the industry and with our customers; or more generally prevent our customers and suppliers from accessing information, which could cause us to lose business. Computer programmers, state and non-state actors and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of third parties, create system disruptions or cause shutdowns. For example, some of our associates have mistakenly clicked on a ‘phishing’ email that resulted in compromised network credentials or other stolen information. None of these incidents has been material, and as described below, we employ defenses designed to mitigate the risk of these types of events, but we cannot guarantee that these defenses will succeed given the changing tactics and tools of threat actors around the world. In addition, “ransomware” attacks or other forms of cyber extortion present a significant concern as such attacks may impose costs in the form of remediation, post-attack notification obligations or other legal or regulatory requirements, and operational delays and other interruptions to normal business activities. In addition, sophisticated hardware and operating system software and applications that we procure from third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of the system. For instance, one of our suppliers, SolarWinds, fell victim to one of the largest and most sophisticated attacks in recent history. This attack, reportedly perpetrated by nation-state actors, infected SolarWinds software that was eventually distributed to us, as well as more than 30,000 other SolarWinds customers. This third-party security incident necessitated us taking steps to secure our systems, including by conducting a forensic investigation and patching relevant software. Though we uncovered no evidence that the SolarWinds attack resulted in any actual compromise of our systems or data, incidents such as this impose costs and may adversely affect our operations.

Cyberattacks, including by state-sponsored actors, continue to become more sophisticated and persistent. Geopolitical tensions or conflicts, such as the ongoing conflict between Russia and Ukraine and the tension between China and Taiwan, may create a heightened risk of cybersecurity incidents.

We deploy data security measures, including physical, technical and administrative safeguards, and contingency plans reasonably designed to mitigate these risks and to satisfy regulatory, contractual and other legal requirements in the United States and other countries as required by our global footprint; however, we cannot assure investors that a breakdown, disruption or breach will not occur in the future. In particular, we have taken steps to reduce the potential risk presented by ransomware attacks, for instance by standardizing our disaster recovery program and by conducting backup and recovery exercises. Additionally, we conduct industry-standard audits of our data security program and maintain active programmatic data security certifications. The costs of eliminating or alleviating cyberattacks or other information security vulnerabilities, including bugs, viruses, worms and malicious software programs could be significant, and our efforts to address or anticipate these problems may not be successful and could result in interruptions, delays, cessation of service and loss of existing or potential customers and may impede our sales, distribution or other critical functions.

We manage and store proprietary information and sensitive or confidential data relating to our business. In addition, we routinely process, store and transmit large amounts of data for our partners, including, sometimes, sensitive information and personal information. Confidential information may also inadvertently be disclosed in connection with our repair and refurbishment and/or our electronic waste disposal services. Breaches of our security measures or the accidental loss, inadvertent disclosure or unapproved dissemination of proprietary information or sensitive or confidential data about us or our customers or vendors, including the potential loss or disclosure of such information or data as a result of fraud, trickery or other forms of deception, could expose us, our customers or vendors, or the individuals affected to loss or misuse of this information, result in litigation, regulatory scrutiny and potential liability for us, damage our brand and reputation or otherwise materially harm

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

our business. In addition, the cost and operational consequences of implementing further data protection measures could be significant. Such breaches, costs and consequences could materially and adversely affect our business, results of operations, financial condition and cash flows.

Changes in the regulatory environment regarding privacy and data protection regulations could have a material adverse effect on our results of operations.

The collection, use, sharing and protection of personal data (i.e., data relating to an identifiable natural individual) is highly regulated in many countries in which we operate. For example, in the EU and the European Economic Area (the “EEA”) we are subject to GDPR in relation to our collection, control, processing, sharing, disclosure and other uses of personal data. We may process personal data in relation to our associates, customers, business partners, vendors, suppliers and other third parties. GDPR imposes restrictions that, in many respects, are more stringent, and impose more significant burdens on businesses, than many privacy laws, including those in the United States, which are applicable to our business. GDPR is directly applicable in each EU and EEA member state; however, it provides that EU and EEA member states may establish further conditions, limitations and regulations, and these could further limit our ability to collect, control, process, share, disclose and otherwise use personal data and/or could cause our compliance costs to increase, ultimately having an adverse effect on our business.

GDPR limits our ability to operate with respect to cross-border transfers of personal data out of the EU and EEA. GDPR limits such transfers to countries that have “adequate” protections in place, as determined by the European Commission (“EC”), or subject to a lawful data transfer mechanism. Where we transfer personal data out of the EU or EEA to countries that are not considered by the EC to offer adequate protection of personal data, we seek to comply with the relevant EU data export requirements, including entering into the EC-approved Standard Contractual Clauses for the transfer of personal data to third countries. Further, these cross-border data transfer rules and the mechanisms used by companies such as ours are under scrutiny from time to time, and that uncertainty increases our compliance costs. For example, there is ongoing litigation challenging the use of the Standard Contractual Clauses to legitimize transfers of personal data to the United States. If the use of Standard Contractual Clauses in such circumstances is invalidated by the European courts, we may need to renegotiate certain contracts or change certain data processing operations to remain in compliance with GDPR. In the United Kingdom, regulators are moving away from GDPR-specific mechanisms by implementing their own United Kingdom-specific requirements, such as by requiring parties to use an International Data Transfer Agreement or otherwise amend the Standard Contractual Clauses when transferring data to countries without adequate protections in place. These additional requirements increase the costs of negotiating and executing contracts with suppliers, vendors and customers when both the United Kingdom and the EU are involved.

We depend on a number of third parties in relation to the operation of our business, a number of which process personal data on our behalf. With each such provider we attempt to mitigate the associated risks of using third parties by entering into contractual arrangements to ensure that providers only process personal data according to our instructions and that they have sufficient technical and organizational security measures in place to protect such data. Where we transfer personal data outside the EEA to such third parties, we do so in compliance with the relevant data export requirements, as described above. However, there is no assurance that these contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information. Any violation of data or security laws by our third-party processors could have a material adverse effect on our business and result in the fines and penalties outlined below.

We are subject to the supervision of local data protection authorities in those EU and EEA jurisdictions where we are established or otherwise subject to the GDPR. Fines for violation of the GDPR may be significant: up to the greater of 20 million Euros or 4% of total global annual turnover, whichever is higher. In addition to the foregoing, a breach of the GDPR could result in regulatory investigations, reputational damage, orders to cease, change our processing of our data, enforcement notices, assessment notices (for a compulsory audit), as well as potential civil claims including class-action type litigation where individuals suffer harm.

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We are also subject to evolving EU privacy laws on cookies and e-marketing. Regulators have interpreted GDPR to require opt-in for marketing and the use of third-party cookies, web beacons and similar technology that are not strictly necessary for the proper functioning of a website or online application. Violations of these requirements are potentially subject to fines at the same levels as the GDPR generally (i.e., the greater of 20 million Euros or 4% of total global annual turnover). We are likely to be required to expend further capital and other resources to ensure compliance as expectations, precedent and guidance from regulators continue to evolve around issues related to tracking technologies and e-marketing.

Other jurisdictions, outside the EU and EEA, including several states in the United States and a number of countries around the world, have enacted or are considering enacting data privacy and data protection laws, including laws that borrow various concepts from GDPR. For example, in 2020 and 2021, laws went into effect in California, Brazil and China regulating the collection, use and sharing of personal data in those jurisdictions, and new data privacy laws in various states, as well as updates to states’ existing laws, have come or will come into effect in 2023. In addition, numerous countries, such as China and Russia, have enacted data localization laws that require certain data to stay within their borders and impose significant penalties for failure to comply. As laws in the jurisdictions in which we operate continue to change, we face additional costs to update our compliance efforts and additional risks related to potential complaints and associated penalties, fines, reputational damage and other costs.

Further, many jurisdictions are considering or have adopted cybersecurity requirements that may apply to our business. For example, in July 2023, the Securities and Exchange Commission (the “SEC”) adopted new cybersecurity rules for public companies that are subject to the reporting requirements of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”). Under these new rules, registered companies must disclose a material cybersecurity incident within four business days of management’s determination that the incident is material. Companies also must include updated cybersecurity risk management, strategy and governance disclosures, including disclosures regarding management’s role in assessing and managing risks from cybersecurity threats. These new rules will become effective for companies other than smaller reporting companies on December 18, 2023. Outside the United States, China has implemented, and other jurisdictions may implement, laws that require companies’ information technology security environments to be certified against certain standards. Such laws may be complex, ambiguous, and subject to varying interpretation, which may create uncertainty regarding compliance.

Finally, we may also face audits or investigations by one or more government agencies and/or customers, business partners and vendors relating to our compliance with these regulations that could result in the imposition of penalties or fines or impact our business relationships. We have implemented a compliance program with input from external advisors designed to ensure our compliance with these privacy and data protection obligations; however, the costs of compliance with, and other burdens imposed by, such laws, regulations and policies that are applicable to us may limit the use and adoption of our products and solutions and could have a material adverse effect on our results of operations.

We may become involved in intellectual property disputes that could cause us to incur substantial costs, divert the efforts of management or require us to pay substantial damages or licensing fees.

As a distributor of products and as a service provider, including of our Cloud Marketplace technology, from time to time we receive notifications from third parties alleging infringements of intellectual property rights allegedly held by others relating to the products or services we sell. As we continue to expand the products and services we offer and the geographies and channels in which we participate, our potential exposure to disputes related to intellectual property rights infringement increases. Litigation with respect to patents or other intellectual property matters could result in substantial costs and diversion of management and other resources and could have an adverse effect on our operations. Further, we may be obligated to indemnify and defend our customers if the products or services we sell are alleged to infringe any third party’s intellectual property rights. While we may be able to seek indemnification and defense from our vendors and suppliers to protect our customers and our company against such claims, there is no assurance that we will be successful in obtaining such indemnification or defense or that we will be fully protected against such claims or that such indemnification and defense rights will be sufficient. We also may be unable to insure against such claims. We

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

may also be prohibited from marketing products or services, be forced to market products or services without desirable features, be forced to pay additional licensing fees to continue to distribute certain products or perform certain services, or incur substantial costs to defend legal actions, including when third parties claim that we or vendors who may or may not have indemnified us are infringing upon their intellectual property rights. The validity, subsistence and enforceability of the intellectual property rights portfolio that we currently hold, develop or acquire may be challenged. We may receive such a challenge from individuals and groups who purchase intellectual property assets for the sole purpose of asserting claims of infringement and attempting to extract settlements from target companies. Even if we believe that such infringement claims are without merit, the claims may be time-consuming and costly to defend and may divert management’s attention and resources away from our business. Claims of intellectual property infringement may require us to enter into costly settlements or pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling certain products or services, which could affect our ability to compete effectively. If an infringement claim is successful, we may be required to pay damages or seek royalty or license arrangements, which may not be available on commercially reasonable terms.

Risks Related to Our Relationship with Platinum and Being a “Controlled Company”

After the completion of this offering, we will be a “controlled company” within the meaning of the NYSE rules and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. Our stockholders will not have the same protections afforded to stockholders of other companies that are subject to such requirements.

After the completion of this offering, Platinum will continue to hold more than a majority of the voting power of our outstanding Common Stock entitled to vote generally in the election of directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE, and may elect not to comply with certain corporate governance requirements, including the requirements that within one year of the date of the listing of our Common Stock:

•	a majority of the members of our board of directors are “independent directors” as defined under the rules of the NYSE;

•	our board of directors has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•

our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process; and

•	we complete an annual performance evaluation of our compensation and nominating and corporate governance committees.

Following this offering, we intend to utilize some of these exemptions. For example, we do not intend to have a majority of independent directors, our compensation and nominating and corporate governance committees may not be composed entirely of independent directors and we may not perform annual performance evaluations with respect to such committees. The independence standards are intended to ensure that directors who meet those standards are free of any conflicting interest that could influence their actions as directors. Accordingly, our stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. In the event that we cease to be a “controlled company,” we will be required to comply with the above referenced requirements within one year.

In addition, in response to the adoption of Rule 10C-1 under the Exchange Act, by the SEC, the national securities exchanges (including the NYSE) adopted amendments to their existing listing standards to comply with provisions of Rule 10C-1, which require, among other things, that:

•	compensation committees be composed of fully independent directors, as determined pursuant to new and existing independence requirements;

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	compensation committees be explicitly charged with hiring and overseeing compensation consultants, legal counsel and other committee advisers; and

•

compensation committees be required to consider, when engaging compensation consultants, legal counsel or other advisers, certain independence factors, including factors that examine the relationship between the consultant or adviser’s employer and us.

As a “controlled company,” we will not be subject to these compensation committee independence requirements.

Platinum controls us, and its interests may conflict with ours or other stockholders’ in the future.

After the completion of this offering, Platinum will continue to hold more than a majority of the voting power of our outstanding Common Stock entitled to vote generally in the election of directors. Platinum will be able to control the election and removal of our directors and thereby control our policies and operations, including the appointment of management, future issuances of our Common Stock or other securities, payment of dividends, if any, on our Common Stock, the incurrence or modification of indebtedness by us, amendment of our amended and restated certificate of incorporation and amended and restated bylaws and the entering into of extraordinary transactions, and their interests may not in all cases be aligned with the interests of our other stockholders. This concentration of voting control could deprive stockholders of an opportunity to receive a premium for their shares of Common Stock as part of a sale of our company and ultimately might affect the market price of our Common Stock. This concentration of ownership may also adversely affect our share price.

Moreover, in accordance with our Investor Rights Agreement, we have agreed to nominate to our board of directors a number of individuals designated by Platinum constituting a majority thereof. Pursuant to the Investor Rights Agreement, Platinum will retain the right to designate a majority of our directors for so long as it beneficially owns at least 50% of the voting power of all shares of our outstanding stock entitled to vote generally in the election of our directors. See “Certain Relationships and Related Person Transactions—Agreements to Be Entered into in Connection with this Offering—Investor Rights Agreement” and “Description of Capital Stock.” In the event that Platinum ceases to own shares of our stock representing a majority of the total voting power, for so long as Platinum continues to own a significant percentage of our stock, it will still be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring stockholder approval through its voting power. Accordingly, for such period of time, Platinum will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers.

Platinum is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us or whose interests are otherwise not aligned with ours. Our amended and restated certificate of incorporation will provide that neither Platinum nor any of its affiliates or any director who is not employed by us or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Platinum and its affiliates also may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement

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Among other things, these provisions:

•

permit our board of directors to establish the number of directors and fill vacancies and newly created directorships, other than certain directors who are nominated by Platinum pursuant to our Investor Rights Agreement;

•	establish a classified board of directors, as a result of which our board of directors will be divided into three classes, with each class serving for staggered three-year terms;

•

provide for the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 and 2/3% of the shares of Common Stock entitled to vote generally in the election of directors if Platinum and its affiliates cease to beneficially own at least 50% of shares of Common Stock entitled to vote generally in the election of directors;

•	provide for the ability of our board of directors to issue one or more series of preferred stock, including “blank check” preferred stock;

•	designate Delaware as the sole forum for certain litigation against us;

•	provide for advance notice requirements for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual stockholder meetings;

•

provide certain limitations on convening special stockholder meetings in the event Platinum beneficially owns less than 50% of the voting power of all outstanding shares of our stock entitled to vote generally in the election of directors;

•	prohibit cumulative voting in the election of directors;

•

provide that actions by our stockholders be taken only at an annual or special meeting of our stockholders, and not by written consent, in the event Platinum beneficially owns less than 50% of the voting power of all outstanding shares of our stock entitled to vote generally in the election of directors;

•

provide (i) that the board of directors is expressly authorized to alter or repeal our amended and restated bylaws and (ii) that our stockholders may only amend our amended and restated bylaws with the approval of 66 and 2/3% or more of all of the outstanding shares of our stock entitled to vote, in the event Platinum beneficially owns less than 50% of the total voting power of all then-outstanding shares of our stock entitled to vote generally in the election of directors; and

•

provide that certain provisions of our amended and restated certificate of incorporation may be amended only by the affirmative vote of the holders of at least 66 and 2/3% in voting power of the outstanding shares of our stock entitled to vote, in the event Platinum beneficially owns less than 50% of the total voting power of all then-outstanding shares of our stock entitled to vote generally in the election of directors.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Common Stock and could also affect the price that some investors are willing to pay for our Common Stock. In addition, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”

Risks Related to this Offering and Ownership of Our Common Stock

No market currently exists for our Common Stock, and an active, liquid trading market for our Common Stock may not develop, which may cause shares of our Common Stock to trade at a discount from the initial offering price and make it difficult for stockholders to sell the shares of Common Stock they purchase.

Prior to this offering, there has not been a public trading market for shares of our Common Stock. Ingram Micro Inc. ceased being a publicly traded company in 2016. We cannot predict the extent to which investor

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

interest in us will lead to the development of a trading market or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, stockholders may have difficulty selling their shares of our Common Stock at an attractive price or at all. The initial public offering price per share of Common Stock will be determined by negotiations between us, the selling stockholder and the underwriters, and may not be indicative of the price at which shares of our Common Stock will trade in the public market after this offering. The market price of our Common Stock may decline below the initial offering price, and stockholders may not be able to sell their shares of our Common Stock at or above the price paid in this offering, or at all.

Stockholders will incur immediate and substantial dilution.

We anticipate the initial public offering price per share of our Common Stock will be substantially higher than the as further adjusted net tangible book value (deficit) per share of our Common Stock. Therefore, investors who purchase shares of our Common Stock in this offering will pay a price per share that substantially exceeds our as further adjusted net tangible book value (deficit) per share after this offering. Such investors will experience immediate dilution of $                per share, representing the difference between our as further adjusted net tangible book value (deficit) per share after giving effect to the Offering Reorganization Transactions, this offering and the assumed initial public offering price. Furthermore, such investors may experience additional dilution upon future equity issuances or upon the exercise of options to purchase our Common Stock or vesting of restricted stock units or other stock-based awards granted to our associates, executive officers and directors under the 2023 Plan that we intend to adopt in connection with this offering. See “Dilution.”

Because our executive officers hold, or in the future may hold, long-term incentive awards that will vest upon a change of control, these officers may have interests in us that conflict with those of our stockholders.

Our executive officers hold, or in the future may hold, long-term incentive awards that would automatically vest upon a change of control. As a result, these officers may view certain change of control transactions more favorably than other stockholders due to the vesting opportunities available to them and, as a result, may have an economic incentive to support a transaction that may not be viewed as favorable by other stockholders.

As a result of becoming a publicly traded company, we will be required to design and maintain adequate internal control over financial reporting. Failure to comply with requirements to design, implement and maintain effective internal control over financial reporting and/or failure to effectively remediate material weaknesses could have a material adverse effect on our business and the price of our Common Stock, and could result in our financial statements becoming unreliable.

As a privately held company, we were not required to evaluate the effectiveness of our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by the rules and regulations of the SEC regarding compliance with Section 404 of the Sarbanes-Oxley Act (“Section 404”). Upon consummation of this offering, we will become a publicly traded company subject to the rules and regulations established from time to time by the SEC and the NYSE. These rules and regulations will require, among other things, that we establish and periodically evaluate the design and operating effectiveness of our internal control over financial reporting.

Reporting obligations as a publicly traded company will place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel for the foreseeable future. In addition, as a publicly traded company, we will be required to document and test our internal control over financial reporting pursuant to the rules and regulations of the SEC so that our management can report as to the effectiveness of our internal control over financial reporting. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to the operation of our business. In addition, when our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with the rules and regulations of the SEC over Section 404 will correspondingly increase. Our compliance with applicable provisions of Section 404 will

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements.

Section 404(a) requires that, beginning with our second annual report filed on Form 10-K following our initial public offering, management assess and report annually on the effectiveness of our internal control over financial reporting and disclose any material weaknesses in our internal control over financial reporting. Section 404(b) requires our independent registered public accounting firm to issue a report that attests to the effectiveness of our internal control over financial reporting as of the end of the fiscal year. We expect our first Section 404(a) assessment will take place for our annual report for the year ending December 28, 2024. We are in the process of evaluating our internal controls to allow management to report on the effectiveness of our internal control over financial reporting. Upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC rules and regulations that require remediation. As a publicly traded company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” and changes in internal control over financial reporting that, or that are reasonably likely to, materially affect internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. To comply with the requirements of being a publicly traded company, we have undertaken various actions, and may need to take additional actions, such as implementing and enhancing our internal controls and procedures and hiring additional accounting or internal audit staff. Further, because there are inherent limitations in all control systems, even our remediated and effective internal control over financial reporting may not prevent or detect all material misstatements. Additionally, any projection or the result of any evaluation of effectiveness of these measures in future periods remain subject to the risk that our internal control over financial reporting may become inadequate because of changes in our business condition, changes in accounting rules and regulations, or to the degree our compliance with our internal policies or procedures may deteriorate. If we fail to timely design and maintain the effectiveness of our internal control over financial reporting, we may not be able to produce reliable financial reports and will be less able to detect and prevent material misstatements due to error or fraud.

Additionally, as described in the risk factor directly below, we have identified material weaknesses in our internal control over financial reporting. As we become a publicly traded company and subject to Section 404, we may identify additional material weaknesses.

We have identified material weaknesses in our internal control over financial reporting and have restated certain of our consolidated financial statements, which has created additional risks and uncertainties that may have a material adverse effect on our business, financial position and results of operations. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to design and maintain effective internal control over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence and the price of our Common Stock, or impair our ability to comply with applicable laws and regulations.

During the course of preparing for this offering, we identified material weaknesses in our internal control over financial reporting related to:

•	the design and maintenance of controls over the presentation and disclosure of non-recurring transactions in the consolidated statements of cash flows, stockholders’ equity, and comprehensive income;

•	controls over the presentation and disclosure of proceeds from and payments of debt arrangements in the consolidated statement of cash flows; and

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•

controls over the identification of unique contract terms related to our trade accounts receivable factoring programs to evaluate the accounting considerations to ensure proper presentation and disclosure in the consolidated balance sheet and the consolidated statement of cash flows.

These material weaknesses resulted in restatements of the aforementioned financial statements as of and for the periods ended as set forth in Note 3, “Restatement of Previously Issued Financial Statements,” to our audited consolidated financial statements and Note 3, “Restatement of Previously Issued Financial Statements,” to our unaudited condensed consolidated financial statements. Additionally, these material weaknesses could result in further misstatements of the aforementioned financial statements that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. As a result of these errors and the restatements, we have become subject to a number of additional risks and uncertainties and unanticipated costs for accounting, legal and other fees and expenses. We may become subject to legal proceedings as a result of the errors or the related restatements, which could result in reputational harm, the loss of key employees, additional defense and other costs. Any of the foregoing impacts, individually or in the aggregate, may have a material adverse effect on our business, financial position and results of operations.

We are taking a number of steps to remediate these material weaknesses and to strengthen our internal control over financial reporting. These remediation measures are ongoing, and include strengthening the regional controllership function, revising policies and procedures and implementing additional training. The implementation of these remediation measures is in the early stages and will require validation and testing of design and operating effectiveness of internal controls over multiple financial reporting cycles. Implementing the necessary changes to internal controls may involve substantial costs and divert our management’s attention from other matters that are important to the operation of our business. At this time, we cannot provide an estimate of costs expected to be incurred in connection with implementing our remediation plan; however, the remediation measures will be time consuming, will result in us incurring significant costs, and will place significant demands on our financial and operational resources.

While we expect to remediate the material weaknesses, we cannot assure investors that these measures will significantly improve or remediate the material weaknesses described above or that we will be able to do so in a timely manner. If the steps we take do not remediate these material weaknesses, or future material weaknesses, in a timely manner, if we identify additional material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of the rules and regulations of the SEC over Section 404 in a timely manner, if we are unable to assert that our internal control over financial reporting is effective, that may result in a material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis, which, in turn, could jeopardize our ability to comply with our reporting obligations, including those under the Indenture and Credit Agreements which may give rise to a default thereunder restrict our access to the capital markets, cause investors to lose confidence in the accuracy, completeness or reliability of our financial reports and adversely impact the price of our Common Stock. As a result of such failures, we could also become subject to investigations or sanctions by the NYSE, the SEC, or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation, financial condition or divert financial and management resources from our core business, and would have a material adverse effect on our business, financial condition and results of operations.

Our stock price may change significantly following this offering, and stockholders may not be able to resell shares of our Common Stock at or above the price paid or at all and could lose all or part of their investment as a result.

We, the selling stockholder and the underwriters will negotiate to determine the initial public offering price. Stockholders may not be able to resell their shares at or above the initial public offering price due to a number of factors such as those listed in “—Risks Related to Our Business and Our Industry” and the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors compared to market expectations;

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•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	changes in market valuations of, or earnings and other announcements by, companies in our industry;

•	declines in the market prices of stocks generally, particularly those of information technology companies;

•	departures of key management personnel;

•	strategic actions by us or our competitors;

•

announcements by us, our competitors or our vendors of significant contracts, price reductions, new products or technologies, acquisitions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

•	changes in preference of our customers;

•	changes in general economic or market conditions or trends in our industry or the economy as a whole and, in particular, in the consumer spending environment;

•	changes in business or regulatory conditions which adversely affect our industry or us;

•	future issuances, exchanges or sales, or expected issuances, exchanges or sales of our Common Stock or other securities;

•	investor perceptions of or the investment opportunity associated with our Common Stock relative to other investment alternatives;

•	investors’ responses to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	adverse resolutions relating to new or pending litigation or governmental investigations;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	the development and sustainability of an active trading market for our stock;

•	changes in accounting principles; and

•	other events or factors, including those resulting from informational technology system failures and disruptions, natural disasters, war, acts of terrorism or responses to these events.

Furthermore, the stock market may experience extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our Common Stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our Common Stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were to become involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

Because we have no current plans to pay cash dividends on our Common Stock or to repurchase shares, stockholders may not receive any return on investment unless they sell their Common Stock for a price greater than that which they paid for it.

We currently expect to retain all available funds and future earnings for use in the operation and expansion of our business, as well as the repayment of debt, and have no current plans to pay dividends on our Common Stock or to repurchase shares. The declaration, amount and payment of any future dividends on our Common

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Stock will be at the sole discretion of our board of directors. In making such decisions regarding any future dividends, our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual and tax implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our Credit Facilities, 2029 Notes and other indebtedness we may incur, and such other factors as our board of directors may deem relevant. See “Dividend Policy.”

As a result, stockholders may not receive any return on an investment in our Common Stock unless they sell our Common Stock for a price greater than the purchase price.

If securities or industry analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our Common Stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts stop covering us or fail to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

We will incur significantly increased costs and become subject to additional regulations and requirements as a result of becoming a publicly traded company, and our management will be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.

As a publicly traded company, we will incur significant legal, regulatory, finance, accounting, investor relations and other expenses that we have not incurred as a privately held company, including costs associated with applicable reporting requirements. As a result of having publicly traded Common Stock, we will also be required to comply with, and incur costs associated with such compliance with, the Sarbanes-Oxley Act and the Dodd-Frank Act, the PCAOB, as well as rules and regulations implemented by the SEC and the NYSE. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We anticipate that these costs will materially increase our general and administrative expenses. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements, including expanded corporate governance standards, diverting the attention of management away from revenue-producing activities.

In addition, these laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a publicly traded company, we could be subject to delisting of our Common Stock, fines, sanctions and other regulatory action and potentially civil litigation.

If we or our selling stockholder sell additional shares of our Common Stock after this offering or are perceived by the public markets as intending to sell them, the market price of our Common Stock could decline.

The sale of substantial amounts of shares of our Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell shares of our Common Stock in the future at a time and at a price that we deem appropriate. Upon completion of this offering, we will have a total of                shares of our Common Stock outstanding. All of the shares of our Common Stock sold in

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this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), by persons other than our “affiliates,” as that term is defined under Rule 144 of the Securities Act (“Rule 144”). See “Shares Eligible for Future Sale.”

We, our directors, executive officers and holders of substantially all of the outstanding stock of Ingram Micro Holding Corporation immediately prior to this offering, including Platinum, have agreed, subject to certain exceptions, not to sell, dispose of or hedge any shares of our Common Stock or securities convertible into or exchangeable for shares of our Common Stock for 180 days from the date of this prospectus, except with the prior written consent of                 on behalf of the underwriters. See “Underwriting.”

Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in the public market, subject in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that Platinum will continue to be considered an affiliate following the expiration of the lock-up period based on its expected shares of ownership and its board nomination rights. Certain other of our stockholders may also be considered affiliates at that time. However, subject to the expiration or waiver of the 180-day lock-up period, certain of the holders of these shares of Common Stock will have the right, subject to certain exceptions and conditions, to require us to register their shares of Common Stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of Common Stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Common Stock or securities convertible into or exchangeable for shares of our Common Stock issued pursuant to the 2023 Plan that we intend to adopt in connection with this offering. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover                shares of our Common Stock.

Our board of directors will be authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our amended and restated certificate of incorporation will authorize our board of directors, without the approval of our stockholders, to issue                shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our Common Stock, which may reduce its value.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by the Delaware General Corporation Law (the “DGCL”).

In addition, as permitted by Section 145 of the DGCL, our amended and restated bylaws to be effective immediately prior to the completion of this offering and our indemnification agreements that we will enter into prior to the consummation of this offering with our directors and officers provide that:

•

we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by the DGCL, which provides that a corporation

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may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

•	we may, in our discretion, indemnify associates and agents in those circumstances where indemnification is permitted by applicable law;

•

we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that any such person is not entitled to indemnification;

•

we will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification;

•

the rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, associates and agents and to obtain insurance to indemnify such persons; and

•	we may not retroactively amend our amended and restated bylaws provisions to reduce our indemnification obligations to directors, officers, associates and agents.

Our amended and restated certificate of incorporation will contain exclusive forum provisions for certain stockholder litigation matters, which would limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, associates or stockholders.

Our amended and restated certificate of incorporation that will be in effect upon completion of this offering will provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of any fiduciary duty owed by, or other wrongdoing by, any of our current or former directors, officers or other associates to us or our stockholders, creditors or other constituents, or a claim of aiding and abetting any such breach of fiduciary duty, (3) any action asserting a claim against us or any of our directors, officers or employees arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, (4) any action to interpret, apply, enforce or determine the validity of the amended and restated certificate of incorporation, (5) any other action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine of the State of Delaware or (6) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL. As described below, this provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or Exchange Act, or rules and regulations thereunder.

To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Neither the exclusive forum provision nor the federal forum provision of our amended and restated certificate of incorporation will apply to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. However, our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, contains a federal forum provision which provides that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Our decision to adopt such a federal forum provision followed a decision by the Supreme Court of the State

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of Delaware holding that such provisions are facially valid under the DGCL. While there can be no assurances that federal or state courts will follow the holding of the Delaware Supreme Court or determine that our federal forum provision should be enforced in a particular case, application of our federal forum provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have had notice of and consented to the forum provisions in our amended and restated certificate of incorporation, including the federal forum provision. Additionally, our stockholders cannot waive compliance with the federal securities laws and rules and regulations thereunder. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other associates or stockholders which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

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LETTER FROM OUR CHIEF EXECUTIVE OFFICER

Ingram Micro—Past and Present

On the heels of celebrating Ingram Micro’s 44th anniversary in July 2023, I can’t help but be amazed at the journey we’ve taken over our nearly five-decade history. Helping people realize the promise of technology has always been our mission: from our founding in 1979 as a small computer products distributor to today where we believe based on our experience in the industry our vendor partners are able to provide technology services and solutions to nearly 90% of the global population. Over the years, our business has evolved from solely providing IT products to serving as an integral link in the technology lifecycle and an aggregator solving for business outcomes. I believe no other company delivers as broad or as deep of a spectrum of services to the world’s leading global technology brands.

Throughout my 24-year career with our organization, I have witnessed many changes in the IT industry that have shaped both our professional and personal lives and I expect the rate of change to continue to accelerate over the coming decades. I am honored to now lead this phenomenal organization to further our strategic initiatives to remove complexity from technology consumption while continuing to strengthen our position as an integral partner helping to power the brands we serve.

Our unwavering commitment to customer experience, coupled with our broad geographic reach and extensive portfolio of products and services, has positioned us as an innovative leader within the technology ecosystem. Our reach extends across six continents, close to 200 countries and is supported by our approximately 25,230 associates, innovative digital technologists, experienced engineers, and creative go-to-market professionals. Our partners encompass some of the world’s leading technology companies, including Apple, Cisco, Dell, HPE, HPI, Lenovo and Microsoft and our solutions are trusted by more than 161,000 customers. We’ve also created unique services that pave the path for emerging technology brands around the world, many of whom are poised to become the technology leaders of tomorrow.

Our Core Values

Our commitment to a shared set of principles is the foundation of our past achievements and essential to our present and future success.

•	Results. We deliver successful business outcomes and an excellent experience for our business partners, ourselves and our teams.

•	Courage. We embrace change and are willing to make difficult decisions that deliver better results to our customers, vendors and fellow associates.

•	Integrity. We strive to exemplify the highest ethical standards, led by honesty, fairness and dignity in each and every action we take.

•

Responsibility. We say what we do and we do what we say. We are responsible for our individual and team actions, meet our customer and financial commitments and recognize our social, community and environmental responsibilities.

•	Imagination. We believe that creativity, agility and resourcefulness reinforce a competitive, entrepreneurial spirit. There is no substitute for the constant desire to be better and achieve more.

•

Talent. We are committed to learning, collaborating, inventing and always maintaining transparency. Our people and their diverse talents define us. Attracting, inspiring, retaining and celebrating our best individuals is the foundation of our success.

Where We Are Headed

As we prepare to go public yet again, 27 years after our initial debut on the New York Stock Exchange, I am excited by the opportunities that lie ahead for our partners and our company. We continue to put our customers

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and partners in the middle of everything we do, listening and responding to their need to simplify and automate the delivery of next generation technology solutions. We continue to evolve to enable partners to make better informed business decisions, generate more customer demand and develop new product offerings. We are digitizing the technology value chain and changing the way technology is distributed and demand is generated.

Join Us

The approximately $3.0 trillion global information technology industry forever changed during the global pandemic. Decades of anticipated digital transformation investments were accelerated to help soothe a world in crisis. During the pandemic, due to our critical role in helping keep the global IT supply chain and e-commerce markets functioning, Ingram Micro was declared a provider of essential services in most of the countries in which we operate. We adapted quickly and were resourceful in taking the steps required to keep our people safe and healthy in the workplace. Our office-based associates quickly pivoted to a required work-from-home regime. More importantly, our teams on the front line in our operations facilities proudly and courageously kept our businesses running, as demand grew exponentially for technology solutions and services to support pandemic-driven changes in both our business and personal lives. Our business continues to thrive, as we give the world more ways to realize the promise of technology, while transforming the way we all work, play and live. I’ve been humbled by the character, commitment, and vitality of our associates, and I have never been prouder to be a part of this fantastic organization!

I hope you will join us on the next chapter of our journey.

Respectfully,

Paul Bay, Chief Executive Officer

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters we discuss in this prospectus may constitute forward-looking statements. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” or “anticipates,” or similar expressions which concern our strategy, plans, projections or intentions. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” and relate to matters such as our industry, growth strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. By their nature, forward-looking statements: speak only as of the date they are made; are not statements of historical fact or guarantees of future performance; and are subject to risks, uncertainties, assumptions or changes in circumstances that are difficult to predict or quantify. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs and projections will result or be achieved and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Such risks, uncertainties and other important factors include, among others, the risks, uncertainties and factors set forth above under “Risk Factors,” and the following:

•	the effect of the COVID-19 pandemic on our business;

•	the incurrence of substantial costs in connection with this offering;

•	our estimates of the size of the markets for our products and services;

•	our plans to continue to expand;

•	the provision of transition services to the buyer in the CLS Sale and our ability to adjust our cost base;

•	our ability to continue to successfully develop and deploy Ingram Micro Xvantage;

•	the competition our products and services face and our ability to adapt to industry changes, including supply constraints for many categories of technology;

•	our ability to identify and integrate acquisitions and technologies into our platform;

•	the performance and security of our services, including information processing and cybersecurity provided by third parties;

•	current and potential litigation involving us;

•	our ability to retain and recruit key personnel;

•	our ability to maintain and protect our intellectual property;

•	the global nature of our business, including the various laws and regulations applicable to us;

•	various environmental, social and governance initiatives;

•	our relationships with our customers, OEMs and suppliers;

•	general economic conditions;

•	our financing efforts;

•	our ownership structure;

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•	our dependence upon Ingram Micro Inc. and its controlled subsidiaries for our results of operations, cash flows and distributions; and

•	our status as a “controlled company” and the extent to which Platinum’s interests following this offering conflict with our or your interests.

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USE OF PROCEEDS

We estimate that the net proceeds from the sale of                 shares of Common Stock that we are selling in this offering will be approximately $                 million at an assumed initial public offering price of $                 per share (the midpoint of the estimated price range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of Common Stock from the selling stockholder, we will not receive any such proceeds from the sale of shares of our Common Stock by the selling stockholder in this offering if the underwriters exercise their option to purchase additional shares of Common Stock.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share (the midpoint of the estimated price range set forth on the cover of this prospectus) would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $                 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of                 shares in the number of shares sold in this offering by us, as set forth of the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $                 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering.

We intend to use our net proceeds from this offering to repay approximately $                 million of outstanding indebtedness under the Term Loan Credit Facility.

As of September 30, 2023, $1,360.4 million was outstanding under the Term Loan Credit Facility. The interest rate applicable to borrowings under our term loans will be, at our option, either (1) the base rate (which is the highest of (x) the then current federal funds rate set by the Federal Reserve Bank of New York, plus 0.50%, (y) the prime rate on such day and (z) the one-month SOFR rate published on such date plus 1.00%) plus an applicable margin or (2) one-, three- or six-month SOFR plus an applicable margin. The Term Loan Credit Facility matures on July 2, 2028.

JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, an underwriter of this offering, is a lender and joint lead arranger and bookrunner under the Term Loan Credit Facility. On or about November 6, 2023, JPMorgan Chase Bank, N.A. held approximately $7,739,000 of term loans outstanding under the Term Loan Credit Facility (which is approximately 0.55% of the outstanding borrowings thereunder). As a result of the foregoing, in the event we repay a portion of the outstanding borrowings under the Term Loan Credit Facility with the net proceeds of this offering, then neither JPMorgan Chase Bank, N.A. nor any of the other underwriters will have a “conflict of interest” with us within the meaning of Rule 5121, as administered by FINRA, as none of the underwriters are expected to receive more than 5% of the proceeds of this offering. See “Description of Material Indebtedness” and “Underwriting.”

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DIVIDEND POLICY

We currently expect to retain all available funds and future earnings for use in the operation and expansion of our business and have no current plans to pay dividends on our Common Stock. The declaration, amount and payment of any future dividends on our Common Stock will be, subject to compliance with applicable law, at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual and tax implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our Credit Facilities, the Indenture governing the 2029 Notes and other indebtedness or preferred securities we may incur or issue and such other factors as our board of directors may deem relevant. If we elect to pay such dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time.

Ingram Micro Holding Corporation is a holding company with no material assets other than indirect ownership of the stock of Ingram Micro Inc., and its operations are conducted through its wholly owned subsidiaries. Our operating subsidiaries are currently subject to certain restrictions and covenants under the Credit Agreements and the Indenture. Our ability to pay cash dividends will depend on the payment of distributions by our current and future subsidiaries, including Ingram Micro Inc., and such distributions may be restricted as a result of contractual agreements, including any future agreements governing their indebtedness. See “Risk Factors—Risks Related to Our Business and Our Industry—We are a holding company. Our sole material asset after completion of this offering will be our equity interest in Ingram Micro Inc. and, as such, we will depend on our subsidiaries for cash to fund all of our expenses.” These restrictions and covenants may restrict the ability of those entities to make distributions to Ingram Micro Holding Corporation. See “Description of Material Indebtedness” and “Risk Factors—Risks Related to Our Indebtedness—The Indenture and the Credit Agreements contain a number of restrictive covenants that impose significant operating and financial restrictions on us and limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability and the ability of our subsidiaries to...:” Any additional financing arrangement we enter into in the future may include restrictive covenants that limit our subsidiaries’ ability to pay dividends to us. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our Common Stock.

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement

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CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of September 30, 2023:

•	on an actual basis;

•

on an as adjusted basis to give effect to the effectiveness of our amended and restated certificate of incorporation and stock conversion, each of which will occur prior to the consummation of this offering; and

•

on an as further adjusted basis to give effect to (i) the sale by us of                 shares of Common Stock in this offering at an assumed initial public offering price of $                 per share (the midpoint of the estimated price range set forth on the cover of this prospectus) and (ii) the application of the net proceeds to be received by us as described in “Use of Proceeds.”

The as further adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this capitalization table together with the information contained in “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Material Indebtedness”, as well as our audited consolidated financial statements and related notes and our unaudited pro forma condensed combined financial statements and related notes, each included elsewhere in this prospectus.

	As of September 30, 2023
($ in thousands, except par value and share data)	Actual	As Adjusted	As Further Adjusted(1)
Cash and cash equivalents	$864,627	$

Debt:
ABL Revolving Credit Facility (2)	$85,000	$
Term Loan Credit Facility	1,360,389
2029 Notes	1,960,996
Other Indebtedness	565,005
Total debt	3,971,390

Stockholders’ equity (3)
Class A voting common stock, par value $0.01, 30,000 shares authorized, 26,382 shares issued and outstanding; and no shares authorized, issued and outstanding, as adjusted	—
Class B non-voting common stock, par value $0.01, 300 shares authorized, 198 shares issued and outstanding; and no shares authorized, issued and outstanding, as adjusted	—
Common Stock, no shares authorized, issued and outstanding, actual; and par value $0.01, shares issued and outstanding, as adjusted	—
Additional paid-in capital	2,658,000
Retained earnings	943,252
Accumulated and other comprehensive loss	(370,508)

Total stockholders’ equity	3,230,744

Total capitalization	$7,202,134	$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share (the midpoint of the estimated price range set forth on the cover of this prospectus) would increase (decrease) the

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement

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net proceeds we receive in this offering and each of cash and cash equivalents, additional paid-in-capital, total stockholders’ equity and total capitalization by approximately $ million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase (decrease) of shares in the number of shares sold in this offering by us, as set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering and each of cash and cash equivalents, additional paid-in-capital, total stockholders’ equity and total capitalization by approximately $ million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)

Following the consummation of the primary closing of the CLS Sale, we used a portion of the proceeds therefrom to repay all of the outstanding borrowings under the ABL Term Loan Facility. See “Summary—CLS Sale.” As of September 30, 2023, the ABL Revolving Credit Facility has a full committed capacity of $3,500 million and availability thereunder of $3,415 million.

(3)

Stockholders’ equity on an as further adjusted basis gives effect to this offering of shares of our Common Stock as contemplated by this prospectus, and does not give effect to any exercise of the underwriters’ option to purchase additional shares of Common Stock from the selling stockholder for 30 days following the date of this prospectus. If the underwriters exercise in full their option to purchase additional shares of Common Stock from the selling stockholder, then the total Stockholders’ equity as of September 30, 2023, on an as further adjusted basis, would be                 .

The above discussion and table are based on                 shares of our Common Stock outstanding as of September 30, 2023 and exclude the following:

•

                shares of Common Stock reserved for issuance under the 2023 Plan which we intend to adopt in connection with this offering. See “Executive Compensation—Compensation Discussion and Analysis—2023 Compensation Decisions.”

•	No exercise of the underwriters’ option to purchase up to additional shares of Common Stock from the selling stockholder.

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement

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DILUTION

If you purchase any of the shares offered by this prospectus, you will experience dilution to the extent the offering price paid by purchasers of our Common Stock in this offering will exceed the as further adjusted net tangible book value (deficit) per share of our Common Stock upon completion of this offering.

As of September 30, 2023, we had an as adjusted net tangible book value (deficit) of $                million, or $                 per share of Common Stock. As adjusted net tangible book value (deficit) is equal to total tangible assets less total liabilities, which is not included within stockholders’ equity, after giving effect to the effectiveness of our amended and restated certificate of incorporation and stock conversion, each of which will occur prior to the consummation of this offering, assuming such transactions had taken place on September 30, 2023. As adjusted net tangible book value (deficit) per share is determined by dividing our net tangible book value (deficit) by the aggregate number of shares of our Common Stock outstanding, after giving effect to the adjustment described above.

After giving further effect to our sale of shares of Common Stock in this offering at an assumed initial public offering price of $                 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) and the use of proceeds therefrom as described in “Use of Proceeds,” after deducting the underwriting discounts and estimated offering expenses payable by us, our as further adjusted net tangible book value (deficit) as of September 30, 2023 would have been $                 million, or $                 per share of Common Stock. This represents an immediate increase in as further adjusted net tangible book value (deficit) of $                 per share to our existing stockholders and an immediate dilution of $                 per share to new investors purchasing shares of Common Stock in this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of Common Stock		$

As adjusted net tangible book value (deficit) per share as of September 30, 2023	$
Increase in as further adjusted net tangible book value (deficit) per share of Common Stock attributable to investors in this offering and the use of proceeds from this offering	$

As further adjusted net tangible book value (deficit) per share of Common Stock after giving effect to this offering		$

Dilution per share of Common Stock to new investors in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover of this prospectus) would increase (decrease) our as further adjusted net tangible book value (deficit) by approximately $         million, or approximately $                 per share, and the dilution per common share to new investors in this offering by approximately $                 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of             shares in the number of shares of Common Stock offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the as further adjusted net tangible book value (deficit) per share by approximately $         million and decrease (increase) the dilution per share to new investors by approximately $            , after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

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The following table summarizes, as of September 30, 2023, on the same as adjusted basis, the number of shares of Common Stock purchased from us, the total consideration paid to us and the average price per share of Common Stock paid by existing stockholders or to be paid by new investors purchasing shares of Common Stock in this offering, assuming the underwriters do not exercise their option to purchase additional shares of Common Stock:

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
Existing owners			%	$		%	$
New investors in this offering			%	$		%	$

Total		100%		$	100%		$

The outstanding share information in the table above is based on                 shares of Common Stock outstanding as of September 30, 2023 and excludes:

•

                shares of Common Stock reserved for issuance under the 2023 Plan which we intend to adopt in connection with this offering. See “Executive Compensation—Compensation Discussion and Analysis—2023 Compensation Decisions.”

If the underwriters exercise their option to purchase additional shares of Common Stock from the selling stockholder in full, the percentage of shares of our Common Stock held by our existing stockholders would be reduced to                                                                              , or approximately         % of the total shares of Common Stock outstanding after this offering, which would increase the number of shares held by new investors to                 , or approximately         % of the total shares of Common Stock outstanding after this offering.

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement

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UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Platinum formed Ingram Micro Holding Corporation (formerly known as Imola Holding Corporation) on September 28, 2020, and on December 9, 2020, Imola Acquisition Corporation, an investment vehicle of certain private investment funds sponsored and ultimately controlled by Platinum, Tianjin Tianhai Logistics Investment Management Co., Ltd., HNA Technology Co., Ltd. (“HNA Tech”), a part of HNA Group, GCL Investment Management, Inc., Ingram Micro, and Imola Merger Corporation (“Escrow Issuer”) entered into an agreement pursuant to which Platinum indirectly acquired (through Imola Acquisition Corporation) Ingram Micro from affiliates of HNA Tech, for aggregate cash consideration of approximately $7.2 billion, net of any indebtedness acquired (the “Acquisition Agreement”). The acquisition closed on July 2, 2021 (the “Acquisition Closing Date”). To fund a portion of the consideration for the acquisition, Platinum contributed certain amounts in cash to an indirect parent of Ingram Micro in exchange for the issuance to Platinum of equity in such parent entity in connection with the acquisition (the “Equity Contribution”). Concurrently with the Equity Contribution and to finance the remaining portion of the consideration for the acquisition, Ingram Micro entered into the following:

•	the ABL Credit Facilities, consisting of a $500 million ABL Term Loan Facility and a $3,500 million ABL Revolving Credit Facility;

•	the $2,000 million Term Loan Credit Facility; and

•	the $2,000 million 2029 Notes.

In connection with the acquisition, Ingram Micro repaid in full, or satisfied and discharged in full, the obligations under any governing instruments, as applicable, of the then existing indebtedness of the Company and its subsidiaries, except for certain additional lines of credit, short-term overdraft facilities and other credit facilities with approximately $205.4 million outstanding as of September 30, 2023, and entered into the agreements governing its current indebtedness as described above (the “Financing Transactions”). See “Description of Material Indebtedness.”

As part of the acquisition, Imola Merger Corporation merged with and into GCL Investment Management Inc., an affiliate of HNA Tech, which immediately thereafter merged with and into GCL Investment Holdings, Inc., which subsequently and immediately then merged with and into Ingram Micro, with Ingram Micro as the surviving entity (collectively, and together with the closing of the transactions contemplated by the Acquisition Agreement, the Equity Contribution and the Financing Transactions related to the acquisition, the “Imola Mergers”).

The Company has a fiscal year of a 52- or 53-week period ending on the Saturday nearest to December 31. This unaudited pro forma condensed combined financial information of the Company includes the unaudited pro forma condensed combined income statement data for the fiscal year ended January 1, 2022, with the related explanatory notes thereto (the “Unaudited Pro Forma Condensed Combined Statement of Income”) and reflects the Imola Mergers as if all such transactions occurred on January 3, 2021.

The unaudited pro forma condensed combined statement of income for the fiscal year ended January 1, 2022 was derived from the audited statements of income and accompanying notes for the Predecessor 2021 Period from January 3, 2021 to July 2, 2021 and the Successor 2021 Period from July 3, 2021 to January 1, 2022. The Company had immaterial operations from January 3, 2021 to July 2, 2021, the date of the Imola Mergers. The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X under the Securities Act. The Company has elected not to present management’s adjustments and will only be presenting transaction accounting adjustments in the following unaudited pro forma condensed combined statement of income. The detailed assumptions used to prepare the unaudited pro forma condensed combined statement of income are contained in the notes hereto and such assumptions should be reviewed in their entirety.

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement

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For the purpose of discussing our financial results, (i) we refer to ourselves (Ingram Micro Holding Corporation) as the “Successor” in the periods following the Imola Mergers and the “Predecessor” (Ingram Micro Inc.) during the periods preceding the Imola Mergers and (ii) we refer to the period from January 3, 2021 to July 2, 2021 as the “Predecessor 2021 Period” and the period from July 3, 2021 to January 1, 2022 as the “Successor 2021 Period.” The financial information of the Company has been separated by a vertical line on the face of the consolidated financial statements to distinguish the Successor and Predecessor periods. See Note 1, “Organization and Basis of Presentation,” to our audited consolidated financial statements.

An unaudited pro forma condensed combined balance sheet as of January 1, 2022 is not presented because the Successor 2021 Period consolidated balance sheet, including acquisition-related adjustments, has already been included in our historical balance sheet as of January 1, 2022, which is included elsewhere in this prospectus.

The unaudited pro forma condensed combined statement of income has been prepared for illustrative purposes only and does not purport to reflect the results the combined company may achieve in future periods or results of operations that actually would have been realized had we completed the Imola Mergers on January 3, 2021.

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement

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The unaudited pro forma condensed combined statement of income should be read in conjunction with our historical audited consolidated financial statements and the accompanying notes included elsewhere in this prospectus, as well as the financial and other information appearing elsewhere in this prospectus, including information contained in the sections titled “Risk Factors,” “Use of Proceeds,” “Capitalization,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Predecessor	Successor	Transaction Accounting Adjustments for the Imola Mergers			Financing Transaction Accounting Adjustments for the Imola Mergers			Unaudited Pro Forma Combined 2021 Period Fiscal Year Ended January 1, 2022
	Predecessor 2021 Period	Successor 2021 Period
	Period from January 3, 2021 to July 2, 2021	Period from July 3, 2021 to January 1, 2022		Note			Note			Note
Net sales	$26,406,869	$28,048,703	—						$54,455,572
Cost of sales	24,419,489	25,925,610	—						50,345,099

Gross profit	1,987,380	2,123,093	—						4,110,473

Operating expenses:
Selling, general and administrative	1,459,566	1,685,001	19,279	1	(a)				3,204,879
	—	—	18,663	1	(b)				—
	—	—	9,870	1	(c)				—
	—	—	12,500	1	(d)				—
Merger-related costs	2,314	114,332	—						116,646

Total operating expenses	1,461,880	1,799,333	60,312						3,321,525

Income from operations	525,500	323,760	(60,312)						788,948

Other (income) expense:
Interest income	(11,744)	(6,306)	—						(18,050)
Interest expense	44,281	183,208	85,153			85,153	2	(a)	312,642
Net foreign currency exchange loss (gain)	1,419	17,473	—						18,892
Other	(13,410)	12,628	—						(782)

Total other (income) expense	20,546	207,003	—			85,153			312,702

Income from continuing operations before income taxes	504,954	116,757	(60,312)			(85,153)			476,246
Provision for income taxes	126,479	20,023	(15,078)	1	(e)	(21,288)	2	(b)	110,136

Net income	$378,475	$96,734	$(45,234)			(63,864)			$366,110
Weighted Average Shares of common stock outstanding	100	26,473							26,427
Basic and Diluted earnings per share for Class A and Class B shares	3,784,750	3,654							13,854	2	(c)

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Note 1 — Transaction Accounting Adjustments for the Imola Mergers

(a)

Reflects the assumed adjustments to eliminate historical depreciation expense and record new depreciation expense based on the fair value of the identifiable acquired fixed assets as if the Imola Mergers occurred at the beginning of 2021. The depreciation of fixed assets is based on the periods over which the economic benefits of the fixed assets are expected to be realized.

	Preliminary Fair Value	Estimated Remaining Useful Life	Depreciation Expense for Unaudited Pro Forma Combined 2021 Period
Land	$18,229	—	—
Buildings	45,205	34 Years	1,330
Leasehold improvements	64,007	2.4 Years	26,786
Distribution equipment	214,512	3.3 Years	64,460
Computer equipment and software	222,389	2.7 Years	81,468

	$564,342		$174,044
Elimination of historical depreciation of fixed assets			(154,765)

Net adjustments to depreciation of fixed assets			$19,279

(b)

Reflects the assumed adjustments to eliminate historical amortization expense and record new amortization expense based on the fair value of the identifiable acquired intangible assets as if the Imola Mergers occurred at the beginning of 2021. The amortization of intangible assets is based on the periods over which the economic benefits of the intangible assets are expected to be realized.

	Preliminary Fair Value	Estimated Useful Life	Amortization Expense for Unaudited Pro Forma Combined 2021 Period
	(in thousands)		(in thousands)
Tradenames	$445,000	15 Years	$29,150
Developed technology	105,000	8 Years	12,432
Customer relationships	615,000	12 Years	51,213
Others	8,129	1 Year	8,129

	$1,173,129		$100,924
Elimination of historical amortization of intangible assets			(82,261)

Net adjustments to amortization of intangible assets			$18,663

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(c)

Represents the additional expense operating lease assets and liabilities based on the fair value of the operating lease assets and liabilities as if the Imola Mergers occurred at the beginning of 2021.

Unaudited Pro Forma Combined 2021 Period
(in thousands)
Lease operating lease amortization expense for fiscal year 2021	$163,930
Elimination of historical amortization expense of operating lease assets	(154,060)

Net adjustments to operating lease amortization	$9,870

(d)	Reflects the additional annual advisory fee payable to Platinum Advisors, as if a full year fee was paid and which will no longer be payable following the completion of this offering.

Unaudited Pro Forma Combined 2021 Period
(in thousands)
Full year advisory fee	$25,000
Elimination of historical advisory fee	(12,500)

$12,500

(e)

Reflects the assumed income tax benefit related to the pro forma adjustments to the annual advisory fee paid to Platinum Advisors, depreciation, amortization of intangible assets, and amortization of operating lease assets. The actual effective tax rate could differ significantly from the assumed tax rates used for the purposes of preparing the unaudited pro forma condensed combined financial information for a variety of factors, including but not limited to relative mix of earnings or losses and various tax rates within the jurisdictions in which we operate, such as: (a) losses in certain jurisdictions in which we are not able to record a tax benefit; (b) changes in the valuation allowance on deferred tax assets; and (c) changes in tax laws or interpretations thereof. The tax benefit also does not consider any impact to U.S. foreign tax credit utilization and any other U.S. international tax calculations from the pro forma adjustments.

Unaudited Pro Forma Combined 2021 Period
(in thousands)
Income tax benefit of assumed depreciation expense of fixed assets(1)	$(4,820)
Income tax benefit of assumed amortization of intangible assets (1)	(4,666)
Income tax benefit of assumed amortization of operating lease assets (1)	(2,468)
Income tax benefit of assumed annual advisory fee (2)	(3,125)

Net adjustments to provision for income taxes	$(15,078)

(1)	Calculated using an assumed global blended tax rate of 25% for depreciation & amortization.
(2)	Calculated using an assumed blended U.S. federal and state tax rate of 25% for the advisory fee paid to Platinum Advisors.

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Note 2 — Financing Transaction Accounting Adjustments for Imola Mergers

(a)

Reflects the incremental interest expense and amortization of debt financing fees and original issuance discounts, as well as the elimination of our historical interest expense, and amortization of discount and deferred financing costs related to our historical senior unsecured notes.

Unaudited Pro Forma Combined 2021 Period
(in thousands)
Interest expense on the 2029 Notes and Credit Facilities (1)	$223,393
Elimination of historical interest expense for debt paid	(144,803)
Unused line fee on ABL Revolving Credit Facility	6,563

Net adjustment to interest expense	$85,153

(1)

For pro forma purposes, interest expense adjustments have been calculated using a weighted average effective interest rate of 5.17%, 5.20% and 4.17% for the 2029 Notes, the Term Loan Credit Facility and ABL Term Loan Facility, respectively.

(b)

Reflects the assumed income tax benefit related to the pro forma adjustments related to incremental interest expense calculated using an assumed blended U.S. federal and state tax rate of 25%. The U.S. blended tax rate was utilized as the incremental debt is located in the United States. The estimated tax benefit does not consider the potential impact of Section 163(j) which limits business interest expense deductions. Section 163(j) generally limits a taxpayer’s business net interest expense deductions for a taxable year to 30% of the taxpayer’s adjusted taxable income (“ATI”) for that year. The tax benefit also does not consider any impact to U.S. foreign tax credit utilization from incremental interest expense.

(c)	Basic and diluted earnings per share are calculated as follows:

	Unaudited Pro Forma Combined 2021 Period
	(in thousands except share and per share data)
	Class A	Class B
Net income	365,459	651
Weighted average shares of common stock outstanding	26,380	47
Basic earnings per share	13,854	13,854
Diluted earnings per share	13,854	13,854

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis, including information with respect to our planned investments in our research and development, sales and marketing and general and administrative functions, includes forward-looking statements that involve risks and uncertainties. You should review the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Our Fiscal Year is a 52- or 53-week period ending on the Saturday nearest to December 31. For the purpose of discussing our financial results, we refer to ourselves (Ingram Micro Holding Corporation) as the “Successor” in the periods following the Imola Mergers and the “Predecessor” (Ingram Micro Inc.) during the periods preceding the Imola Mergers. All references herein to “Fiscal Year 2022 (Successor)” and “Fiscal Year 2020 (Predecessor)” represent the Fiscal Years ended December 31, 2022 (52 weeks) and January 2, 2021 (53 weeks), respectively. For purposes of discussing our unaudited financial results, all references herein to the “Unaudited 2022 Interim Period (Successor)” and the “Unaudited 2023 Interim Period (Successor) represent the thirty-nine weeks ended October 1, 2022 (Successor) and September 30, 2023 (Successor), respectively. When discussing our financial results for the 2021 fiscal year, we refer to the period from January 3, 2021 to July 2, 2021 as the “Predecessor 2021 Period” and the period from July 3, 2021 to January 1, 2022 as the “Successor 2021 Period.” To facilitate comparability of Fiscal Year 2022 (Successor) and Fiscal Year 2020 (Predecessor) to the fiscal year ended January 1, 2022, this prospectus also includes unaudited pro forma condensed combined financial information for key financial metrics and results of operations for the year ended January 1, 2022 to illustrate the effects of the Imola Mergers, on a pro forma basis, as if they had occurred on January 3, 2021 (the “Unaudited Pro Forma Combined 2021 Period”). See “Unaudited Pro Forma Condensed Combined Statement of Income.” All financial data included in this Management’s Discussion and Analysis of Financial Condition and Results of Operations section are in thousands, except as otherwise indicated.

Overview

Ingram Micro is a leading solutions provider by revenue for the global IT ecosystem helping power the world’s leading technology brands. Through our global reach and broad portfolio of products, professional services offerings and software, cloud and digital solutions, we remove complexity and maximize the value of the technology products our partners make, sell or use, providing the world more ways to realize the promise of technology.

With operations in 59 countries and 130 logistics and service centers worldwide, we serve as a solutions aggregator that we believe based on our experience in the industry enables our more than 1,500 vendor partners to serve the technology needs of nearly 90% of the global population. OEMs and software providers rely on us to simplify global sales channels, gain operational efficiencies and address complex technology deployments, including through our global Ingram Micro Cloud Marketplace and CloudBlue digital commerce platform. Our highly diversified base of more than 161,000 customers includes value-added resellers, system integrators, telecommunications companies and managed service providers. We provide our customers with broad product availability, technical expertise and a full suite of professional services to simplify their deployment and maximize their use of technology, including data-driven business and market insights, pre-sales engineering, post-sales integration, technical support and financing solutions. We manage more than 1.25 billion units of technology products every year and handle, on average, in excess of 15,000 technical engineering calls monthly. Additionally, we provide resellers, retailers and vendors with our ITAD and Reverse Logistics and Repairs services to advance environmental sustainability through responsibly collecting and beneficially repurposing e-waste through remanufacturing, recycling, refurbishing and reselling technology devices.

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Even before the recent global softening in demand for certain of our traditional offerings, including our commercial and consumer products, we identified the rapidly expanding XaaS market as a key growth driver, leading to our accelerated development of highly integrated solutions and services. The Ingram Micro Cloud Marketplace connects leading software vendors with what we believe to be the world’s largest cloud ecosystem, enabling them to sell, deploy and manage digital service offerings for more than 31,000 cloud marketplace customers covering millions of end users. Our Cloud Marketplace hosts more than 200 cloud solutions, aggregates 29 marketplaces and manages over 29 million seats. In addition, our proprietary CloudBlue digital commerce platform is sold as a white label service to cloud aggregators, telecommunication companies and software vendors who want to automate, aggregate and monetize their own cloud services. Our CloudBlue digital commerce platform powers our Cloud Marketplace and manages over 44 million seats for many of the world’s leading telecommunications companies, as well as for leading managed service providers, technology distributors and value-added resellers. Building on our successful Ingram Micro Cloud Marketplace, CloudBlue platform and other acquired and organically developed intellectual property, in 2021 we launched a transformative digital FSE, which uses AI and ML technologies to manage Cloud and XaaS monthly and annual recurring subscription services together with product purchases. Cloud generated net sales of $225.7 million for Fiscal Year 2020 (Predecessor), $125.9 million for the Predecessor 2021 Period, $161.7 million for the Successor 2021 Period, $326.0 million for Fiscal Year 2022 (Successor) and $271.1 million for the Unaudited 2023 Interim Period (Successor).

Our History

Ingram Micro was founded in 1979 as Micro D Inc. Over the course of several decades, we have significantly expanded our global footprint, product breadth and technology expertise. We have grown through a series of organic and inorganic investments, expanding our presence in key strategic focus, areas of software, cloud, cybersecurity and supply chain solutions. We leverage these leading capabilities to power our differentiated solutions including CloudBlue, Ingram Micro Cloud Marketplace and others. We are among the largest technology distributors in the world by revenue and/or global footprint.

Platinum formed Ingram Micro Holding Corporation (formerly known as Imola Holding Corporation) on September 28, 2020, and on December 9, 2020, Imola Acquisition Corporation, an investment vehicle of certain private investment funds sponsored and ultimately controlled by Platinum, Tianjin Tianhai Logistics Investment Management Co., Ltd., HNA Technology Co., Ltd. (“HNA Tech”), a part of HNA Group, GCL Investment Management, Inc., Ingram Micro and Imola Merger Corporation (“Escrow Issuer”) entered into an agreement pursuant to which Platinum indirectly acquired (through Imola Acquisition Corporation) Ingram Micro from affiliates of HNA Tech, for aggregate cash consideration of approximately $7.2 billion, net of any indebtedness acquired (the “Acquisition Agreement”). Pursuant to the Acquisition Agreement, HNA Tech had the right to receive an amount not to exceed $325.0 million in the aggregate, on the achievement by the Company of certain adjusted EBITDA targets for fiscal years 2021, 2022 and 2023. Based upon adjusted EBITDA achieved through the end of the Successor 2021 Period, such payment of an expected $325.0 million was earned in its entirety and was paid on April 11, 2022.

The acquisition closed on July 2, 2021 (the “Acquisition Closing Date”). To fund a portion of the consideration for the acquisition, Platinum contributed certain amounts in cash to an indirect parent of Ingram Micro in exchange for the issuance to Platinum of equity in such parent entity in connection with the acquisition (the “Equity Contribution”). Concurrently with the Equity Contribution and to finance the remaining portion of the consideration for the acquisition, Ingram Micro entered into the following:

•	the ABL Credit Facilities, consisting of a $500 million ABL Term Loan Facility and a $3,500 million ABL Revolving Credit Facility;

•	the $2,000 million Term Loan Credit Facility; and

•	the $2,000 million 2029 Notes.

In connection with the acquisition, Ingram Micro repaid in full, or satisfied and discharged in full, the obligations under any governing instruments, as applicable, of the then existing indebtedness of the Company and its subsidiaries, except for certain additional lines of credit, short-term overdraft facilities and other credit facilities with approximately $205.4 million outstanding as of September 30, 2023, and entered into the agreements governing its current indebtedness as described above (the “Financing Transactions”). See “Description of Material Indebtedness.”

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As part of the acquisition, Imola Merger Corporation merged with and into GCL Investment Management Inc., an affiliate of HNA Tech, which immediately thereafter merged with and into GCL Investment Holdings, Inc., which subsequently and immediately then merged with and into Ingram Micro, with Ingram Micro as the surviving entity (collectively, and together with the closing of the transactions contemplated by the Acquisition Agreement, the Equity Contribution and the Financing Transactions related to the acquisition, the “Imola Mergers”).

On December 8, 2021, we announced the CLS Sale. The transaction contemplated a primary closing date with respect to the vast majority of the operations that were the subject of the CLS Sale and successive deferred closings in respect of other operations. The primary closing of the transaction occurred on April 4, 2022 and the deferred closings were completed between the primary closing date and November 16, 2022. In connection with the primary closing of the transaction on April 4, 2022, we entered into a TSA with CMA CGM Group, under which we are providing certain services, including logistical, IT and corporate services. The services provided under the TSA will terminate at various times but those that are not fully transitioned by the applicable specified time may be extended under certain circumstances to no later than 24 months from April 4, 2022. The majority of the human resources services we are obligated to provide under the TSA were fully transitioned and completed by the end of December 2022, while management believes that the majority of the operations and IT services are expected to be fully transitioned and completed by the end of December 2023. See Note 1, “Organization and Basis of Presentation,” to our audited consolidated financial statements. On April 4, 2022, we used a portion of the proceeds received from the CLS Sale to pay down the full outstanding balance of our $500 million ABL Term Loan Facility.

The business encompassed in the CLS Sale had $781.0 million, $853.1 million and $399.2 million of net sales for the Predecessor 2021 Period, the Successor 2021 Period and Fiscal Year 2022 (Successor), respectively, and $42.2 million, $29.0 million and $3.7 million of income from operations for the Predecessor 2021 Period, the Successor 2021 Period and Fiscal Year 2022 (Successor), respectively.

Ingram Micro Timeline

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Operating Segments

Our business is organized into four reporting segments based on the different geographic regions in which we operate: North America, EMEA, Asia-Pacific and Latin America.

The table below summarizes our results of operations by these reporting segments for Fiscal Year 2020 (Predecessor), the Predecessor 2021 Period, the Successor 2021 Period, the Unaudited Pro Forma Combined 2021 Period, the Unaudited 2022 Interim Period (Successor), Fiscal Year 2022 (Successor) and the Unaudited 2023 Interim Period (Successor).

	Predecessor		Successor	Combined	Successor
	Fiscal Year 2020	Predecessor 2021 Period	Successor 2021 Period	Unaudited Pro Forma Combined 2021 Period	Fiscal Year 2022	Unaudited 2022 Interim Period	Unaudited 2023 Interim Period
(Amounts in millions)	Year Ended January 2, 2021	Period from January 3, 2021 to July 2, 2021	Period from July 3, 2021 to January 1, 2022	Fiscal Year Ended January 1, 2022	Year Ended December 31, 2022	Thirty-nine Weeks Ended October 1, 2022	Thirty-nine Weeks Ended September 30, 2023
Net Sales
North America	$20,418	$10,568	$11,573	$22,141	$20,908	$15,941	$13,663
EMEA	15,771	8,539	8,526	17,065	15,052	10,949	10,355
Asia-Pacific	10,275	5,520	6,097	11,617	11,185	8,504	8,237
Latin America	2,656	1,780	1,853	3,633	3,679	2,705	2,766
Total	$49,120	$26,407	$28,049	$54,456	$50,824	$38,099	$35,021
Income from Operations
North America	$430	$202	$203	$374	$414	$314	$226
EMEA	278	170	197	361	315	196	210
Asia-Pacific	189	115	127	229	230	175	170
Latin America	54	65	61	128	113	78	59
Corporate	(10)	1	(236)	(247)	(72)	(60)	(27)
Gain on CLS Sale	—	—	—	—	2,284	2,271	—
Cash-based compensation	(51)	(27)	(28)	(56)	(35)	(24)	(25)
Total	$890	$526	$324	$789	$3,249	$2,950	$613
Income from Operations Margin
North America	2.11%	1.91%	1.75%	1.69%	1.98%	1.97%	1.65%
EMEA	1.77%	2.00%	2.30%	2.12%	2.09%	1.79%	2.03%
Asia-Pacific	1.84%	2.08%	2.09%	1.97%	2.06%	2.06%	2.07%
Latin America	2.04%	3.64%	3.31%	3.52%	3.08%	2.87%	2.15%
Corporate	—	—	—	—	—	—	—
Gain on CLS Sale	—	—	—	—	—	—	—
Cash-based compensation	—	—	—	—	—	—	—
Total	1.81%	1.99%	1.15%	1.45%	6.38%	7.73%	1.74%

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Key Operating Metrics and Non-GAAP Financial Measures

We monitor the following key non-GAAP financial measures to help us evaluate our business, identify trends affecting our business, measure our performance, formulate business plans and make strategic decisions. Certain judgments and estimates are inherent in our processes to calculate these metrics. We believe that, in addition to our results determined in accordance with GAAP the following metrics are useful in evaluating our business and the underlying trends that are affecting our performance. See “—Non-GAAP Financial Measures” below for more detail and the accompanying reconciliations.

	Predecessor		Successor
	Fiscal Year 2020	Predecessor 2021 Period	Successor 2021 Period	Fiscal Year 2022	Unaudited 2022 Interim Period	Unaudited 2023 Interim Period
(Amounts in thousands)	Year Ended January 2, 2021	Period from January 3, 2021 to July 2, 2021	Period from July 3, 2021 to January 1, 2022	Year Ended December 31, 2022	Thirty-nine Weeks Ended October 1, 2022	Thirty-nine Weeks Ended September 30, 2023
Non-GAAP Financial Data (unaudited)
Adjusted Income from Operations	$972,975	$549,684	$613,906	$1,162,132	$835,091	$730,730
Adjusted Income from Operations Margin	1.98%	2.08%	2.19%	2.29%	2.19%	2.09%
Adjusted Return on Invested Capital	15.6%	21.7%	14.4%	14.1%	13.3%	11.4%
EBITDA	$1,096,127	$637,033	$431,143	$3,308,971	$3,025,798	$708,060
Adjusted EBITDA	$1,169,892	$647,770	$746,278	$1,349,399	$954,654	$917,702
Adjusted Free Cash Flow (Restated) (1)	$1,472,926	$(626,795)	$205,483	$(351,891)	$(711,624)	$6,473

(1)

Information marked as restated refers to financial statement amounts that were subject to the restatement of certain of our financial statements. See Note 3, “Restatement of Previously Issued Financial Statements,” to our audited consolidated financial statements and Note 3, “Restatement of Previously Issued Financial Statements,” to our unaudited condensed consolidated financial statements.

We believe EBITDA, Adjusted EBITDA, Adjusted Income from Operations and Adjusted Income from Operations Margin are all useful measures to our management as well as investors, analysts and other interested parties to assist in assessing the performance of the Company on a more meaningful and consistent basis before certain non-cash or non-recurring items that are not core to our business. These metrics have all generally shown growth over the periods presented as we have continued to drive revenue and gross margin growth and leverage on our operating expenses. As we continue to move our mix of business more toward higher margin Advanced Solutions and cloud product offerings, as well as seeing generally higher prices for high-demand, supply-constrained products, we have generated growth in gross profits to help offset, or more than offset, the growth in selling, general and administrative (“SG&A”) expenses from inflationary trends and investments necessary to service our higher net sales as a whole.

We view adjusted free cash flow as an important measure to evaluate our ability to generate operating cash flows after capital expenditures, which we in turn use to fund financing and investing needs. Our operating cash flows move most significantly based upon our changes in working capital. In 2020, as sales volumes declined in the initial onset of the COVID-19 pandemic, we were able to reduce our overall investment in working capital, particularly trade accounts receivable and inventory, to match to the new sales levels. This, coupled with strong profitability on cost constraints and higher gross profit percentage, generated significant adjusted free cash flow. At the end of 2020 and as we moved into the Predecessor 2021 Period, our net sales levels began to increase more significantly, which required more significant investment in working capital to support this growth particularly through the Predecessor 2021 Period.

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We believe Adjusted Return on Invested Capital measures both our profitability and the efficiency with which we invest our capital in the business. This metric has generally been increasing over Fiscal Year 2020 (Predecessor) and the Predecessor 2021 Period reflective of the Company’s actions which drove solid growth in profitability and have generated solid returns on our investments in working capital to run our business. The declines in Adjusted Return on Invested Capital in the Successor 2021 Period and the Fiscal Year 2022 (Successor) are reflective of our revised capital structure resulting from the Imola Mergers, as well as some volatility in the investment in working capital driven by supply constraints, but continues to represent a strong return overall and usage of working capital to run our business even when compared to Fiscal Year 2020 (Predecessor) and the Predecessor 2021 Period, prior to the Imola Mergers.

Key Factors and Trends Affecting Our Operating Results

Global Demand for IT Products and Value-Added Services

We are dependent on global IT spend, which is influenced by broader economic trends and their impacts on enterprise spending, as well as new product introductions and product transitions by technology vendors. Driven by the rapid evolution of the technology industry, frequent fluctuations in market demand, and the increasing complexity of solutions, which often integrate offerings from multiple vendors and service providers, vendors increasingly rely on distributors to bring their products to market more efficiently along with providing value-added services. We have diverse relationships with many global vendors and offer a full end-to-end solution including comprehensive services, positioning us well to capture demand in key technology sectors. We expect to continue investing in our services offerings, as well as our relationships with existing and emerging vendors with the goal of expanding the breadth and depth of what we already believe to be the industry’s most comprehensive offering.

Market Adoption of Cloud Solutions and XaaS

The accelerating transition from on-premises software solutions to cloud-based solutions can drive a revenue mix shift to our higher margin cloud offerings. According to IDC, cloud software deployment is expected to grow at a CAGR of 21% from 2020 to 2025 while on-premise software deployment is expected to grow at a CAGR of 3% over the same period. Because of our advanced capabilities and offerings, we believe this industry shift is a net positive for our business, and it demonstrates the comprehensive value of our business model. To capture this opportunity, we plan to continue investing in development and go-to-market support for our cloud offerings and Ingram Micro Cloud Marketplace, but also for our CloudBlue platform, which provides customers of this platform with end-to-end capabilities to deliver products and solutions as a service.

Product, Line of Business and Global Presence

Our product, service and solution offerings consist of Commercial & Consumer, Advanced Solutions, Cloud-based Solutions and Other, which include the product and service categories further described below. Results are impacted by changes in product mix, including entry or expansion into new markets, new product offerings and the exit or retraction of certain business. Furthermore, we have invested most heavily in recent years into Advanced Solutions and Cloud-based Solutions and capabilities globally, for which an increased need for more complex solutions coupled with more products being consumed on an as-a-service basis is driving a more rapid shift towards these offerings. Advanced Solutions and Cloud sales now collectively comprise more than one-third of our net sales.

As part of our global presence in each of our four geographic regions, we offer customers a full spectrum of hardware and software, cloud services and logistics expertise through three main lines of business: Technology Solutions, Cloud and Other. In each geographic region we offer customers the following product categories broken down under the respective line of business.

Technology Solutions:

•	Commercial & Consumer. We offer a variety of higher-volume products targeted for corporate and individual end users, including desktop personal computers, notebooks, tablets, printers, components

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(including hard drives, motherboards, video cards, etc.), application software, peripherals, accessories and Ingram Micro branded solutions. We also offer a variety of products that enable mobile computing and productivity, including phones, phone tablets (including two-in-one “notebook/tablet” devices), smartphones, feature phones, mobile phone accessories, wearables and mobility software.

•

Advanced Solutions. We offer enterprise grade hardware and software products aimed at corporate and enterprise users and generally characterized by specific projects, which account for lower volumes but higher-margin products individually and collectively in the form of solutions and related services. And while Advanced Solutions requires higher operational expenditures, primarily in the form of technical capabilities to serve the market, the operating margin delivered by this business is also generally stronger than Commercial & Consumer offerings. Within this product category, we offer servers, storage, networking, hybrid and software-defined solutions, cyber security, power and cooling and virtualization (software and hardware) solutions. This category also includes training, professional services and financial solutions related to these product sets. We also offer customers DC / POS, physical security, audio visual & digital signage, UCC and Telephony, IoT (smart office/home automation) and AI products.

Cloud:

•

Cloud-based Solutions. Our cloud portfolio comprises third-party services and subscriptions spanning a breadth of products from solution software through infrastructure-as-a-service. As technology consumption increasingly moves to XaaS, we have expanded our cloud solutions to more than 200 third-party cloud-based services or subscription offerings, including business applications, security, communications and collaboration, cloud enablement solutions and infrastructure-as-a-service. Also included here are sales of our proprietary CloudBlue digital platform, which provides customers with a white-label marketplace and end-to-end capabilities to deliver products, solutions and services more effectively and efficiently on a global scale.

Other:

•

Other Offerings. We provide customers with ITAD, reverse logistics and repair and other related solutions, and prior to April 2022 included the operations sold through the CLS Sale further described herein. See “—CLS Sale.” These offerings represent less than 10% of net sales for all periods presented herein.

The following table presents net sales across our four product categories for each of the periods indicated.

	Predecessor		Predecessor		Successor		Successor
	Fiscal Year Ended 2020		Period from January 3, 2021 to July 2, 2021		Period from July 3, 2021 to January 1, 2022		Fiscal Year Ended 2022
Net sales:
Commercial & Consumer	$31,260,335	64%	$16,900,639	64%	$18,310,621	65%	$31,994,972	63%
Advanced Solutions	13,495,823	27	7,329,449	28	8,309,073	30	17,353,836	34
Cloud-based Solutions	225,713	1	125,975	1	161,669	1	325,981	1
Other(1)	4,138,582	8	2,050,806	7	1,267,340	4	1,149,701	2

Total	$49,120,453	100%	$26,406,869	100%	$28,048,703	100%	$50,824,490	100%

(1)	Other net sales consist mainly of revenues associated with our Commerce & Lifecycle Services business which was primarily disposed of and sold effective April 4, 2022.

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End-market demand across IT products in each of the geographic regions in which we operate affects the relative mix of our revenues and may lead to fluctuations in our overall profitability.

Vendors are increasingly focused on their global presence and we are consistently growing our share of the total addressable market with global vendors. Exposure to emerging markets, especially Asia-Pacific and Latin America, is driving higher growth and operating margin. Emerging markets typically require lower capital investment given less automation, and we experience higher operating margins due to their lower average labor costs.

Vendor Relationships

Our vendors include many of the largest tech companies, including Apple, Cisco, Dell, HPE, HPI, Lenovo and Microsoft. Ingram Micro’s access to products, especially when supply constraints exist, is enhanced by the strength of our long-standing relationships with vendors. Vendors typically select distributors based on global reach, scale, contract terms, the strength of partnerships and service capabilities offered.

The value of our inventory is

subject to risks of obsolescence and price reductions driven by vendors and by market conditions. To mitigate such risks, our vendors typically offer price protection, return rights and stock rotation privileges. We closely monitor our inventory levels and attempt to time our purchases to address demand levels while maximizing contractual protections provided by our vendors. We monitor both our inventory levels and customer demand patterns at each of our facilities and are able to stock products next to our vendors and resellers, which effectively minimizes our shipping costs.

Liquidity and Access to Capital and Credit

Our business requires investment in working capital to meet movements in demand and seasonality. Our working capital needs depend on terms and conditions established with vendors and resellers, as well as our customers’ ability to pay us on time, and cash conversion rates affect our overall liquidity and cash flow.

Our resellers might fail to pay their obligations in a timely manner, which could adversely affect our operations and profitability. We protect ourselves from such risks by purchasing credit insurance in many markets, as well as by only doing business with customers we believe are creditworthy. We are able to act quickly in case of failure of timely payments, such as escalating communications and credit holds.

Substantial trade credit and similar offerings from our vendors, coupled with access to our borrowing facilities and ongoing cash flows from our business, are key to financing the necessary investment in inventory and trade credit that we offer to our customers.

The cash flow profile of our business is countercyclical. In times of elevated demand, more working capital investment may be required while overall working capital investment tends to reduce in times of decreasing demand. For example, when our sales initially decreased during the onset of the COVID-19 pandemic, we experienced a reduction in overall working capital investment of more than $500 million over the second and third quarters of 2020, increasing our adjusted free cash flow significantly during that same period.

Mergers and acquisitions are a core part of our business strategy, leading to elevated leverage from time to time. However, given our consistent and predictable cash flow generation, we are able to adequately manage our leverage profile. We are dependent on external sources of capital to fund our business, but also use internally generated cash flow as a significant source of funding. As of September 30, 2023, we had $3,415 million available under our $3,500 million ABL Revolving Credit Facility.

Supply Constraints

Our future success is dependent on the health of our global supply chain. We have a large presence across North America, Europe and the Middle East, Asia-Pacific and Latin America, and any supply constraints can disrupt our global operations. Disruptions in local or international supply chains can cause significant delays,

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impacting inventory levels across our facilities. Supply chain constraints can also cause product prices and related fulfillment expenses to increase as well as prices we charge our customers.

As one of the largest technology distributors in the world, our strong relationships with vendors globally allow us to access a broad range of products. This global presence and breadth of offerings helps insulate our operations from potential impacts to our local and international supply chains. For example, during the supply constraints experienced in the past several quarters, we have been able to secure favorable allocations of product from our vendors when product becomes available, or in some cases we have been able to offer alternatives that can be sourced more rapidly.

Impact of Labor, Warehousing, Transportation and Other Fulfillment Costs

Our business is impacted by increases in labor, warehousing, transportation and other fulfillment costs. In periods of labor shortages, our operating costs typically increase. While increasing costs associated with labor shortages can impact profitability, we have developed a number of initiatives to mitigate the impact on our profitability. Our flexible workforce structure comprising a mix of temporary and permanent associates, allows us to modulate our local workforces based on demand, including typical seasonality. Furthermore, our extensive operating history, as well as our global scale provide us with access to local and international carriers to secure critical volume discounts that help offset the impact of increasing transportation costs.

Seasonality

We experience some seasonal fluctuations in demand in our business. For instance, we typically see lower demand, particularly in Europe, during the summer months. Additionally, we also experience an increase in demand in the fourth quarter, driven primarily by typical enterprise budgeting cycles in our commercial and consumer business and the pre-holiday impacts of stocking in the retail channel and associated higher logistics-based fulfillment fees. These seasonal fluctuations have historically impacted our revenue and working capital including receivables, payables and inventory. Our extensive experience combined with a flexible workforce allows us to modulate our operations and workforce demand fluctuations throughout the year.

Foreign Currency Fluctuations

We are exposed to the impact of foreign currency fluctuations and interest rate changes due to our international sales and global funding. In the normal course of business, we employ established policies and procedures to manage our exposure to fluctuations in the value of foreign currencies using a variety of financial instruments. It is our policy to utilize financial instruments to reduce risks where internal netting cannot be effectively employed and not to enter into foreign currency or interest rate transactions for speculative purposes.

Our foreign currency risk management objective is to protect our earnings and cash flows resulting from sales, purchases and other transactions from the adverse impact of exchange rate movements. Foreign exchange risk is managed by using forward contracts to offset exchange risk associated with receivables and payables. We generally maintain hedge coverage between minimum and maximum percentages. During 2022, hedged transactions were denominated in U.S. dollars, Canadian dollars, euros, British pounds, Danish krone, Hungarian forint, Israeli shekel, Norwegian kroner, Swedish krona, Swiss francs, Polish zloty, South African rand, Australian dollars, Japanese yen, New Zealand dollars, Singapore dollars, Bulgarian lev, Czech koruna, Hong Kong dollars, Croatian kuna, Romanian leu, Brazilian real, Colombian pesos, Chilean pesos, Indian rupee, Chinese yuan, Turkish lira, Moroccan dirham, Thai baht, Malaysian ringgit and Indonesian rupiah.

Impact of COVID-19 on Our Business

The global COVID-19 pandemic has significantly impacted the macroeconomic environment and created volatility and disruption in supply chains, lead times and workforce participation. Despite the challenges

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associated with the COVID-19 pandemic, we have efficiently met the business requirements of our suppliers and customers, and the demand for certain of our products has increased due in part to increased sales of IT products used to work remotely.

For additional information on the impacts of the COVID-19 pandemic, please see “Risk Factors—Risks Related to Our Business and Our Industry—We have been, and will continue to be, affected by the COVID-19 pandemic, and such effects could have an adverse effect on our business operations, results of operations, cash flows and financial condition.”

Components of Results of Operations

Net Sales

We are one of the largest distributors of technology hardware, software and services worldwide, including a leading global presence in cloud, based on revenues. We offer a broad range of IT products and services to help generate demand and create efficiencies for our customers and suppliers around the world. We serve as an integral link in the global technology value chain, driving sales and profitability for the world’s leading technology companies, resellers, mobile network operators and other customers. Our results of operations have been, and will continue to be, directly affected by the conditions in the economy in general.

Gross Margin

The technology distribution industry in which we operate is characterized by narrow gross profit as a percentage of net sales, or gross margin. Historically, our margins have also been impacted by pressures from price competition and declining average selling prices, as well as changes in vendor terms and conditions, including, but not limited to, variations in vendor rebates and incentives, our ability to return inventory to vendors and time periods qualifying for price protection. We expect competitive pricing pressures and restrictive vendor terms and conditions to continue in the foreseeable future. In addition, our margins have been and may continue to be impacted by our inventory levels which are based on projections of future demand, product availability, product acceptance and marketability and market conditions. Any sudden decline in demand and/or rapid technological changes in products could cause us to have a charge for excess and/or obsolete inventory. Likewise, in times of heavy demand or when supply constraints become significant, the latter of which was the case in much of 2022 and to a lesser degree thus far in 2023, prices for certain technology products will tend to increase. To manage our profitability, we have implemented changes to and continue to refine our pricing strategies, inventory management processes and vendor engagement programs. In addition, we continuously monitor and work to change, as appropriate, certain terms, conditions and credit offered to our customers to reflect those being imposed by our vendors, to recover costs and/or to facilitate sales opportunities. We have also strived to improve our profitability through diversification of product offerings, including our presence in adjacent product categories, such as enterprise computing, data center and automatic identification/data capture and point-of-sale (“DC / POS”). Additionally, we continue to expand our capabilities in what we believe are faster growing and higher margin service-oriented businesses, including cloud and hybrid cloud/on-premise solutions.

Selling, General and Administrative Expenses

Another key area for our overall profitability management is the monitoring and control of our level of SG&A expenses. On an ongoing basis, we regularly look to optimize and drive efficiencies throughout our operations, which includes use of temporary workforce to address staffing needs particularly in our warehouse operations where demand levels are more impactful on workloads. Furthermore, we have instituted a number of cost reduction and profit enhancement programs over the years, which in certain years included restructuring actions across various parts of our business to respond to changes in the economy and to further enhance productivity and profitability. These actions have included the rationalization and re-engineering of certain roles

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and processes, resulting in the reduction of headcount and consolidation of certain facilities. There are no material such charges in the periods presented. SG&A expenses also include the cost of investment in certain initiatives to accelerate growth and profitability and optimize our operations following the Imola Mergers. We continue to increase our presence in cloud which generally has higher gross margins but also requires higher automation and investment in commerce and other platforms to address its respective end markets.

Restructuring Costs

We have instituted a number of cost reduction and profit enhancement programs over the years, which in certain years included reorganization actions across various parts of our business to respond to changes in the economy and to further enhance productivity and profitability. These actions have included the rationalization and re-engineering of certain roles and processes, resulting in the reduction of headcount and consolidation of certain facilities.

Merger-Related Costs

Merger-related costs consist of commitment fees, placement fees and other transaction costs for advisory and professional fees related to the Imola Mergers.

Foreign Currency Translation

The financial statements of our foreign subsidiaries for which the functional currency is the local currency are translated into U.S. dollars using (i) the exchange rate at each balance sheet date for assets and liabilities and (ii) an average exchange rate for each period for statement of income items. Translation adjustments are recorded in accumulated other comprehensive income, a component of stockholders’ equity. The functional currency of a small number of operations within our EMEA, Asia-Pacific and Latin America regions is the U.S. dollar; accordingly, the monetary assets and liabilities of these subsidiaries are remeasured into U.S. dollars at the exchange rate in effect at the applicable balance sheet date. Revenues, expenses, gains or losses are remeasured at the average exchange rate for the period and nonmonetary assets and liabilities are remeasured at historical rates. The resultant remeasurement gains and losses of these operations, as well as gains and losses from foreign currency transactions are included in the consolidated statements of income of Ingram Micro.

Working Capital and Debt

The IT products distribution business is working capital intensive. Our business requires significant levels of working capital, primarily trade accounts receivable and inventory, which is partially financed by vendor trade accounts payable. For our working capital needs, we rely heavily on trade credit from vendors, and also on trade accounts receivable financing programs and proceeds from debt facilities. We maintain a strong focus on management of working capital in order to maximize returns on investment, cash provided by operations and our debt and cash levels. However, our debt and/or cash levels may fluctuate significantly on a day-to-day basis due to the timing of customer receipts, stocking levels and periodic payments to vendors. A higher concentration of payments received from customers toward the end of each month, combined with the timing of payments we make to our vendors, typically yields lower debt balances and higher cash balances at our quarter-ends than is the case throughout the quarter or year. Our future debt requirements may increase and/or our cash levels may decrease to support growth in our overall level of business, changes in our required working capital profile or to fund acquisitions or other investments in the business.

Results of Operations

We do not allocate cash-based compensation expense (see Note 11, “Employee Awards” to our audited consolidated financial statements), certain Corporate costs, including merger-related costs to our operating segments and the gain from the CLS Sale; therefore, we are reporting these amounts separately. The following tables set forth our net sales by reportable segment and the percentage of total net sales represented thereby, as well as income from operations and income from operations margin by reportable segment for each of the periods indicated.

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The following tables set forth our historical results of operations for the periods indicated below:

Annual and Interim Results of Operations

	Predecessor		Successor	Combined	Successor
	Fiscal Year 2020	Predecessor 2021 Period	Successor 2021 Period	Unaudited Pro Forma Combined 2021 Period	Fiscal Year 2022	Unaudited 2022 Interim Period	Unaudited 2023 Interim Period
(Amounts in thousands)	Year Ended January 2, 2021	Period from January 3, 2021 to July 2, 2021	Period from July 3, 2021 to January 1, 2022	Fiscal Year Ended January 1, 2022	Year Ended December 31, 2022	Thirty-nine Weeks Ended October 1, 2022	Thirty-nine Weeks Ended September 30, 2023
Consolidated Statement of Income Data:
Net sales	$49,120,453	$26,406,869	$28,048,703	$54,455,572	$50,824,490	$38,098,659	$35,020,863
Cost of sales	45,510,256	24,419,489	25,925,610	50,345,099	47,131,098	35,348,435	32,452,386

Gross profit	3,610,197	1,987,380	2,123,093	4,110,473	3,693,392	2,750,224	2,568,477

Operating expenses (income):
Selling, general and administrative	2,718,689	1,459,364	1,684,170	3,203,846	2,716,234	2,060,047	1,935,975
Merger-related costs (1)	—	2,314	114,332	116,646	1,910	1,670	—
Restructuring costs (2)	1,186	202	831	1,033	10,138	9,573	19,090
Gain on CLS Sale	—	—	—	—	(2,283,820)	(2,271,466)	—

Total operating expenses (income)	2,719,875	1,461,880	1,799,333	3,321,525	444,462	(200,176)	1,955,065

Income from operations	890,322	525,500	323,760	788,948	3,248,930	2,950,400	613,412

Other (income) expense:
Interest income	(22,773)	(11,744)	(6,306)	(18,050)	(22,911)	(16,579)	(25,160)
Interest expense	86,693	44,281	183,208	312,642	320,230	226,995	284,751
Net foreign currency exchange (gain) loss	(9,001)	1,419	17,473	18,892	69,597	22,900	18,641
Other (income) expense	(2,263)	(13,410)	12,628	(782)	67,473	51,258	25,481

Total other (income) expense	52,656	20,546	207,003	312,702	434,389	284,574	303,713

Income before income taxes	837,666	504,954	116,757	476,246	2,814,541	2,665,826	309,699
Provision for income taxes	197,195	126,479	20,023	110,136	420,052	372,251	93,511

Net income	$640,471	$378,475	$96,734	$366,110	$2,394,489	$2,293,575	$216,188

(1)	Merger-related costs for the Unaudited 2022 Interim Period (Successor) are presented within selling, general and administrative costs in our unaudited condensed consolidated financial statements.
(2)

Restructuring costs for the Fiscal Year 2020 (Predecessor), the Predecessor 2021 Period, the Successor 2021 Period, and the Fiscal Year 2022 (Successor) are presented within selling, general and administrative expenses in our audited consolidated financial statements.

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Results of Operations for the Unaudited 2022 Interim Period (Successor) and the Unaudited 2023 Interim Period (Successor) (Amounts in thousands):

	Successor
	Unaudited 2022 Interim Period		Unaudited 2023 Interim Period		Change Increase (Decrease)
	Thirty-Nine Weeks Ended October 1, 2022		Thirty-Nine Weeks Ended September 30, 2023		Amount	Percentage
Net sales by reportable segment
North America	$15,940,774	42%	$13,662,409	39%	$(2,278,365)	(14.3)%
EMEA	10,948,908	29	10,355,358	30	(593,550)	(5.4)
Asia-Pacific	8,503,970	22	8,236,696	23	(267,274)	(3.1)
Latin America	2,705,007	7	2,766,400	8	61,393	2.3

Total	$38,098,659	100%	$35,020,863	100%	$(3,077,796)	(8.1)%

	Successor
	Unaudited 2022 Interim Period		Unaudited 2023 Interim Period		Change Increase (Decrease)
	Thirty-Nine Weeks Ended October 1, 2022		Thirty-Nine Weeks Ended September 30, 2023		Amount	Percentage
Income from operations and income from operations margin by reportable segment	Income from Operations	Income from Operations Margin	Income from Operations	Income from Operations Margin	Income from Operations	Income from Operations Margin
North America	$314,183	1.97%	$225,528	1.65%	$(88,655)	(0.32)%
EMEA	196,202	1.79	210,342	2.03	14,140	0.24
Asia-Pacific	175,198	2.06	170,704	2.07	(4,494)	0.01
Latin America	77,526	2.87	59,374	2.15	(18,152)	(0.72)
Corporate	(59,906)	—	(27,141)	—	32,765	—
Gain on CLS Sale	2,271,466	—	—	—	(2,271,466)	—
Cash-based compensation expense	(24,269)	—	(25,395)	—	(1,126)	—

Total	$2,950,400	7.74%	$613,412	1.75%	$(2,336,988)	(5.99)%

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	Successor
	Unaudited 2022 Interim Period	Unaudited 2023 Interim Period
	Thirty-Nine Weeks Ended October 1, 2022	Thirty-Nine Weeks Ended September 30, 2023
Net sales	100.00%	100.00%
Cost of sales	92.78	92.67

Gross profit	7.22	7.33
Operating expenses (income):
Selling, general and administrative	5.41	5.53
Restructuring costs	0.03	0.05
Gain on CLS Sale	(5.96)	—

Income from operations	7.74	1.75
Total other (income) expense	0.75	0.86

Income before income taxes	6.99	0.89
Provision for income taxes	0.98	0.27

Net income	6.01%	0.62%

Consolidated net sales were $35,020,863 for the Unaudited 2023 Interim Period (Successor) compared to $38,098,659 for the Unaudited 2022 Interim Period (Successor). The 8.1% decrease in our consolidated net sales for the Unaudited 2023 Interim Period (Successor) compared to the Unaudited 2022 Interim Period (Successor), includes $398,388, or 1.1%, driven by the CLS Sale, the majority of which closed on April 4, 2022. The remaining 7% decrease was a result of lower net sales in our North America, EMEA, and Asia-Pacific regions, partially offset by growth in our Latin America region. The Unaudited 2023 Interim Period (Successor) saw weaker demand, particularly in commercial and consumer products, compared to the relatively more robust consumer environment of the Unaudited 2022 Interim Period (Successor), partially offset by stronger advanced solutions results in the current year. In the Unaudited 2023 Interim Period (Successor), all regions were impacted by softer demand for commercial and consumer goods, which declined by 13% globally. Our Other services net sales declined by 50% globally as a result of the CLS Sale noted above. These declines were partially offset by growth of 5% in our global net sales of advanced solutions offerings, as well as growth of 17% in our cloud-based solutions. The translation impact of foreign currencies relative to the U.S. dollar negatively impacted the comparison of our global net sales year-over-year by approximately 1%.

The $2,278,365, or 14.3%, decrease in North American net sales for the Unaudited 2023 Interim Period (Successor) compared to the Unaudited 2022 Interim Period (Successor), of which $171,111, or 1.3%, relates to the CLS Sale, was primarily driven by a decline of 23% in net sales of commercial and consumer goods, attributed primarily to declines in notebooks, desktops, and consumer electronics sales in the United States. Other services net sales were down 58% as a result of the CLS Sale as well as lower market demand. These factors were partially offset by growth in net sales of advanced solutions offerings, which were up 2% for the Unaudited 2023 Interim Period (Successor) compared to the Unaudited 2022 Interim Period (Successor), driven by strong networking and cybersecurity net sales in the United States. Additionally, net sales of cloud-based solutions in North America were up 7% year-over-year.

The $593,550, or 5.4%, decrease in EMEA net sales for the Unaudited 2023 Interim Period (Successor) compared to the Unaudited 2022 Interim Period (Successor) includes a year-over-year reduction in net sales of $199,983, or 1.9%, driven by the CLS Sale. Commercial and consumer goods net sales declined by 11% primarily due to declines in notebooks and peripherals in Germany and the United Kingdom. Other services net sales were down 37% as a result of the CLS Sale. This was partially offset by growth of 9% in net sales of advanced solutions, driven by networking, primarily in Germany, the United Kingdom, the United Arab

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Emirates, France, the Netherlands and Turkey, as well as servers in the United Arab Emirates and Turkey. The region’s net sales of Cloud-based solutions also increased 30% year-over-year. The translation impact of foreign currencies relative to the U.S. dollar had a positive impact of approximately 1% on the region’s net sales. On a constant currency basis, commercial and consumer goods net sales declined by 12%, Other services net sales declined by 36%, while advanced solutions net sales increased by 9%, and cloud-based solutions increased by 29%.

The $267,274, or 3.1%, decrease in Asia-Pacific net sales for the Unaudited 2023 Interim Period (Successor) compared to the Unaudited 2022 Interim Period (Successor) includes the translation impact of foreign currencies relative to the U.S. dollar, which had a negative impact on the region’s net sales growth of approximately 5%. The CLS Sale also drove $14,577, or 0.2%, of the year-over-year reduction in net sales. Commercial and consumer net sales declined 5%, primarily as a result of declines in notebooks in India and Australia, as well as consumer electronics in India. Other services net sales were down 78% as a result of the CLS Sale. These declines were partially offset by a 3% increase in advanced solutions primarily attributed to networking in India and China. Cloud-based solutions net sales were also 40% higher, driven primarily by growth in Australia. On a constant currency basis, advanced solutions net sales increased by 7%, cloud-based solutions increased by 46%, while commercial and consumer net sales were flat, and Other services declined by 77%.

The $61,393, or 2.3%, increase in Latin American net sales for the Unaudited 2023 Interim Period (Successor) compared to the Unaudited 2022 Interim Period (Successor) includes the translation impact of foreign currencies relative to the U.S. dollar, which had a positive impact on the region’s net sales growth of approximately 4%. Advanced solutions net sales for the region increased by 21%, led primarily by networking in Mexico, Brazil, and Chile. Cloud-based solutions also grew by 61%, attributed primarily to growth in Brazil and Mexico. This growth was partially offset by a decrease of 3% in commercial and consumer goods net sales, primarily driven by declines in notebooks in Brazil and several Central American and Caribbean markets. Additionally, Other services declined by 98% as a result of the CLS Sale, which resulted in a year-over-year reduction in net sales of $12,717 or 0.5%. On a constant currency basis, commercial and consumer goods net sales declined by 7%, and Other services net sales declined by 98%, while advanced solutions net sales grew by 17%, and cloud-based solutions net sales grew by 50%.

Gross profit was $2,568,477 for the Unaudited 2023 Interim Period (Successor), compared to $2,750,224 for the Unaudited 2022 Interim Period (Successor). Gross margin increased by 11 basis points in the Unaudited 2023 Interim Period (Successor) compared to the Unaudited 2022 Interim Period (Successor). The decrease in gross profit dollars was primarily attributable to the previously described declines in our net sales. The 11 basis point increase in gross margin was primarily driven by higher margin achievement on advanced solutions net sales, particularly in EMEA, Latin America and Asia-Pacific, as well as a higher mix of higher margin advanced solutions and cloud-based solutions net sales globally. Gross margins also benefited from a reduction of certain inventory reserves in the Unaudited 2023 Interim Period (Successor) compared to the Unaudited 2022 Interim Period (Successor), as relatively more aged product was sold in the current period, which resulted in a benefit of 11 basis points. The translation impact of foreign currencies relative to the U.S. dollar had a positive impact of 3 basis points on the year-over-year comparison of gross margin.

Total SG&A expenses decreased $125,742, or 6%, and increased by 12 basis points as a percentage of net sales in the Unaudited 2023 Interim Period (Successor) compared to the Unaudited 2022 Interim Period (Successor). The decrease in SG&A dollars reflects a decrease in compensation and headcount expenses of $180,533, or 12%, a decrease in shipping and supply costs of $20,629, or 46%, a decrease in depreciation expense of $7,074, or 9%, which were primarily the result of the CLS Sale. Additionally, integration and transition costs decreased by $11,878, or 67%, as the Unaudited 2022 Interim Period (Successor) included a legal penalty in our French operations of $20,264. These declines were partially offset by an increase in professional and outside service costs of $21,799, or 17%. Additionally, in the Unaudited 2023 Interim Period (Successor), there were less costs allocated out of SG&A and into gross margin, primarily as a result of the CLS Sale, or were

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not capitalizable into applicable projects compared to the Unaudited 2022 Interim Period (Successor), which had a negative impact of $96,249, or 42% on SG&A. The increase in SG&A expenses as a percentage of net sales was driven by the previously described declines in our net sales. The translation impact of foreign currencies relative to the U.S. dollar had a positive impact of 1 basis point on the year-over-year comparison of SG&A as a percentage of net sales.

Restructuring costs were $19,090 in the Unaudited 2023 Interim Period (Successor) compared to $9,573 in the Unaudited 2022 Interim Period (Successor). Restructuring costs in the Unaudited 2023 Interim Period (Successor) represented organizational and staffing changes, including a headcount reduction, primarily in our North American operations. This restructuring plan, implemented in July 2023, is expected to deliver annual incremental savings in the range of $50,000 and $60,000 with some savings beginning in the third quarter of 2023 and full-year run rate savings to be realized in 2024. Restructuring costs in the Unaudited 2022 Interim Period (Successor) were primarily related to the discontinuation of our cloud-support operations in Russia. See Note 9, “Restructuring Costs”, to our unaudited condensed consolidated financial statements.

Income from operations was $613,412, or 1.75% of net sales in the Unaudited 2023 Interim Period (Successor), compared to $2,950,400, or 7.74% of net sales, in the Unaudited 2022 Interim Period (Successor). The 5.99% year-over-year decrease was primarily due to the $2,271,466, or 5.96% of net sales, gain that was recorded in conjunction with the CLS Sale, as well as increases in SG&A and restructuring costs as a percentage of net sales as discussed above. This was partially offset by the increase in gross margin described above. The translation impact of foreign currencies relative to the U.S. dollar had no impact on the year-over-year comparison of our consolidated income from operations margin.

Our North American income from operations margin decreased 32 basis points in the Unaudited 2023 Interim Period (Successor) compared to the Unaudited 2022 Interim Period (Successor) primarily due to an increase in SG&A expenses in the region; most notably, an increase of 21 basis points of net sales in compensation and headcount expenses from merit increases on existing headcount. The savings impacts of the headcount reduction actions taken during the Unaudited 2023 Interim Period (Successor) have not yet been fully realized, as the actions were taken during the third quarter. Additionally, software-related costs increased by 13 basis points, bad debt expense increased by 3 basis points, and depreciation expense increased by 2 basis points. These were partially offset by higher gross margin on favorable product mix, which had a positive impact of 5 basis points.

Our EMEA income from operations margin increased 24 basis points in the Unaudited 2023 Interim Period (Successor) compared to the Unaudited 2022 Interim Period (Successor). This increase was primarily attributable to a higher mix of our higher margin advanced solutions net sales for the region, as well as a reduction of certain inventory reserves in the Unaudited 2023 Interim Period (Successor) relating to aged inventory that was sold during the period. These factors had a combined favorable impact of 43 basis points of net sales. These favorable impacts were slightly offset by an increase in various SG&A expenses of 20 basis points. The translation impact of foreign currencies relative to the U.S. dollar had a positive impact of 1 basis point on the year-over-year comparison of the region’s income from operations margin.

Our Asia-Pacific income from operations margin increased 1 basis points in the Unaudited 2023 Interim Period (Successor) compared to the Unaudited 2022 Interim Period (Successor), primarily as a result of a decrease in SG&A expenses in the region; most notably, compensation and headcount expenses decreased by 7 basis points, intangible asset amortization decreased by 3 basis points, and legal expenses decreased by 2 basis points. These favorable results were slightly offset by unfavorable gross margin primarily driven by lower gross margins on commercial and consumer goods net sales. The translation impact of foreign currencies relative to the U.S. dollar had a negative impact of 2 basis points on the year-over-year comparison of the region’s income from operations margin.

Our Latin American income from operations margin decreased 72 basis points in the Unaudited 2023 Interim Period (Successor) compared to the Unaudited 2022 Interim Period (Successor), primarily due to an

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increase in SG&A expenses in the region; most notably, bad debt expense, which increased by 36 basis points related primarily to aging receivable balances related to a single project. Additionally, integration and transition costs increased by 13 basis points, compensation and headcount expenses increased by 12 basis points, outside and professional service expenses increased by 8 basis points, and rental and occupancy costs increased by 7 basis points. These factors were partially offset by the favorable impact of a shift in mix towards our higher margin advanced solutions net sales for the region. The translation impact of foreign currencies relative to the U.S. dollar had a positive impact of 3 basis points on the year-over-year comparison of the region’s income from operations margin.

In the Unaudited 2022 Interim Period (Successor), we recorded a gain of $2,271,466 on the CLS Sale.

In the Unaudited 2023 Interim Period (Successor), Corporate included $18,750 of advisory fees paid to Platinum Advisors and $5,086 related to investments in certain initiatives to accelerate our growth and profitability and optimize our operations. In the Unaudited 2022 Interim Period (Successor), Corporate costs consisted primarily of $21,936 related to executive transition agreements, $18,750 of advisory fees paid to Platinum Advisors, and $8,651 related to investments in certain initiatives to accelerate our growth and profitability and optimize our operations following the Imola Mergers.

Cash-based compensation expense increased by $1,126 in the Unaudited 2023 Interim Period (Successor) compared to the Unaudited 2022 Interim Period (Successor) primarily due to investments in headcount related to our digital and e-commerce platform initiatives during the Unaudited 2023 Interim Period (Successor).

Total other (income) expense consists primarily of interest income, interest expense, foreign currency exchange gains and losses, and other non-operating gains and losses. We incurred total other (income) expense of $303,713 in the Unaudited 2023 Interim Period (Successor) compared to $284,574 in the Unaudited 2022 Interim Period (Successor). The increase is largely driven by higher interest expense of $57,756, primarily as a result of higher interest rates on our Term Loan Credit Facility and ABL Credit Facility and partially offset by the impacts of lower average debt outstanding in the current year period, due in particular to a $500,000 principal payment on our Term Loan Credit Facility in June 2023. These factors were partially offset by a loss of $7,066 related to an equity investment for the Unaudited 2023 Interim Period (Successor) as compared to a loss of $17,614 for the Unaudited 2022 Interim Period (Successor), as well as $4,259 lower net foreign currency exchange losses in the current year period. Additionally, the Unaudited 2023 Interim Period (Successor) includes an unrealized gain of $4,172, while the Unaudited 2022 Interim Period (Successor) includes an unrealized loss of $18,277 related to our investments held in rabbi trust.

We recorded an income tax provision of $93,511, or an effective tax rate of 30.2%, in the Unaudited 2023 Interim Period (Successor), compared to $372,251, or an effective tax rate of 14.0%, in the Unaudited 2022 Interim Period (Successor). The tax provision for the Unaudited 2023 Interim Period (Successor) included $5,949 of net tax benefit, or 1.9 percentage points of the effective tax rate, primarily due to an increase in actual 2022 U.S. foreign tax credit utilization as compared to our previous estimate, partially offset by $1,666, or 0.5 percentage points of the effective tax rate, due to a reduction in estimated U.S. foreign tax credit utilization in 2023. The effective tax rate is also higher in the Unaudited 2023 Interim Period (Successor) due to the relative mix of pre-tax income and various tax rates in the tax jurisdictions in which we operate, including the impact of statutory rate increases in the United Kingdom. The Unaudited 2022 Interim Period (Successor) included $2,271,466 of income from the CLS Sale, which had an income tax provision of $243,562, or an effective tax rate of 10.7%. The low effective tax rate on the CLS Sale was primarily due to the gain on sale of European subsidiaries being tax exempt due to the participation exemption in Europe. In addition, the tax provision for the Unaudited 2022 Interim Period (Successor), also included $9,000 of withholding tax expense, or 0.3% of the effective rate, due to a dividend from our Canadian subsidiary. Our Unaudited 2022 Interim Period (Successor) income that was not part of the CLS Sale was taxed at a higher rate resulting in an overall effective tax rate of 14.0%.

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Results of Operations for Fiscal Year 2022 (Successor) and for the Predecessor 2021 Period (Amounts in thousands):

	Predecessor		Successor
	Predecessor 2021 Period		Fiscal Year 2022
	Period from January 3, 2021 through July 2, 2021		Year Ended December 31, 2022
Net sales by reportable segment
North America	$10,568,316	40%	$20,908,493	41%
EMEA	8,538,634	32	15,052,242	30
Asia-Pacific	5,519,718	21	11,184,575	22
Latin America	1,780,201	7	3,679,180	7

Total	$26,406,869	100%	$50,824,490	100%

	Predecessor		Successor		Change—Increase (Decrease)
	Predecessor 2021 Period		Fiscal Year 2022
	Period from January 3, 2021 through July 2, 2021		Year Ended December 31, 2022
Income from operations and income from operations margin by reportable segment	Income from Operations	Income from Operations Margin	Income from Operations	Income from Operations Margin	Income from Operations Margin
North America	$201,981	1.91%	$414,128	1.98%	0.07%
EMEA	170,646	2.00	314,823	2.09	0.09
Asia-Pacific	114,637	2.08	230,494	2.06	(0.02)
Latin America	64,770	3.64	113,473	3.08	(0.56)
Gain on CLS Sale	—	—	2,283,820	—	—
Corporate	894	—	(72,390)	—	—
Cash-based compensation expense	(27,428)	—	(35,418)	—	—

Total	$525,500	1.99%	$3,248,930	6.39%	4.40%

	Predecessor	Successor
	Predecessor 2021 Period	Fiscal Year 2022
	Period from January 3, 2021 through July 2, 2021	Year Ended December 31, 2022
Net sales	100.00%	100.00%
Cost of sales	92.47	92.73

Gross profit	7.53	7.27
Operating expenses:
Selling, general and administrative	5.53	5.36
Merger-related costs	0.01	—
Gain on CLS Sale	—	(4.49)

Income from operations	1.99	6.39
Total other (income) expense	0.08	0.85

Income before income taxes	1.91	5.54
Provision for income taxes	0.48	0.83

Net income	1.43%	4.71%

Consolidated net sales were $50,824,490 for Fiscal Year 2022 (Successor), compared to $26,406,869 for the Predecessor 2021 Period. The translation impact of foreign currencies relative to the U.S. dollar had a negative

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impact on our net sales growth of approximately 4% on our consolidated net sales in Fiscal Year 2022 (Successor). Commercial and consumer goods, namely notebooks, peripherals and desktops were the largest driver of net sales at 63% of consolidated net sales in Fiscal Year 2022 (Successor). Advanced solutions offerings made up 34% of consolidated net sales in Fiscal Year 2022 (Successor), led by our networking and server offerings. Our Other services and cloud-based solutions contributed 2% and 1%, respectively, to consolidated net sales in Fiscal Year 2022 (Successor). During Fiscal Year 2022 (Successor), our advanced solutions offerings saw stronger demand while demand for commercial and consumer goods softened. In the Predecessor 2021 Period, commercial and consumer goods, namely notebooks, peripherals and desktops, were the largest driver of sales at 64% of consolidated net sales. Advanced solutions offerings comprised 28% of consolidated net sales in the Predecessor 2021 Period, as advanced solutions, particularly networking and related offerings, remained softer through much of 2021 as these areas of technology spending were slower to recover following COVID-19-related shutdowns. Our Other services, which largely consisted of the business encompassed in the CLS Sale, contributed 7% to consolidated net sales in the Predecessor 2021 Period.

North American net sales were $20,908,493 for Fiscal Year 2022 (Successor), compared to $10,568,316 for the Predecessor 2021 Period. Commercial and consumer goods made up 56% of North American net sales in Fiscal Year 2022 (Successor), led by notebooks, desktops and consumer electronics, while our advanced solutions offerings made up 40%, led primarily by networking, and to a lesser extent, by our server, cyber security and storage offerings. Our Other services and cloud-based solutions contributed 3% and 1%, respectively, to North American net sales in Fiscal Year 2022 (Successor). In the Predecessor 2021 Period, commercial and consumer goods, namely notebooks, desktops and accessories, made up 53% of North American net sales, while advanced solutions offerings made up 32% of North American net sales. Additionally, our Other services contributed 14% to North American net sales in the Predecessor 2021 Period.

EMEA net sales were $15,052,242 for Fiscal Year 2022 (Successor), compared to $8,538,634 for the Predecessor 2021 Period. The translation impact of foreign currencies relative to the U.S. dollar had a negative impact of approximately 10% on the region’s net sales growth. Commercial and consumer goods made up 63% of EMEA net sales in Fiscal Year 2022 (Successor), led by notebooks, peripherals and tablets, while our advanced solutions offerings made up 34%, led by networking, server and storage offerings. Our Other services contributed 3% to EMEA net sales in Fiscal Year 2022 (Successor). In the Predecessor 2021 Period, commercial and consumer goods, namely notebooks and peripherals, made up 67% of EMEA net sales, while advanced solutions offerings made up 26% of EMEA net sales. Additionally, our Other services, which largely consisted of the business encompassed in the CLS Sale, contributed 6%, while our cloud-based solutions contributed 1% to EMEA net sales in the Predecessor 2021 Period.

Asia-Pacific net sales were $11,184,575 for Fiscal Year 2022 (Successor), compared to $5,519,718 for the Predecessor 2021 Period. The translation impact of foreign currencies relative to the U.S. dollar had a negative impact of approximately 5% on the region’s net sales growth. Commercial and consumer goods made up 72% of Asia-Pacific net sales, led by notebooks, peripherals, consumer electronics and desktops, while our advanced solutions offerings made up 28%, led by networking, data center and server offerings. Our Other services and cloud-based solutions made up less than 1% of Asia-Pacific net sales in Fiscal Year 2022 (Successor). In the Predecessor 2021 Period, commercial and consumer goods, namely notebooks, peripherals and desktops, made up 75% of Asia-Pacific net sales, while advanced solutions offerings made up 24% of Asia-Pacific net sales. Our Other services and cloud-based solutions made up the remaining 1% of Asia-Pacific net sales in the Predecessor 2021 Period.

Latin American net sales were $3,679,180 for Fiscal Year 2022 (Successor), compared to $1,780,201 for the Predecessor 2021 Period. The translation impact of foreign currencies relative to the U.S. dollar had a negative impact of approximately 2% on the region’s net sales growth. Commercial and consumer goods made up 74% of Latin American net sales, led by notebooks, consumer electronics and desktops, while our advanced solutions offerings made up 25%, led by networking, and server offerings. Our Other services and cloud-based solutions made up the remaining 1% of Latin American net sales in Fiscal Year 2022 (Successor). In the Predecessor 2021 Period, commercial and consumer goods, namely notebooks, made up 77% of Latin American net sales, while advanced solutions offerings made up 21% of Latin American net sales. Our Other services and cloud-based solutions made up the remaining 2% of Latin American net sales in the Predecessor 2021 Period.

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Gross profit was $3,693,392 for Fiscal Year 2022 (Successor), compared to $1,987,380 for the Predecessor 2021 Period. Gross margin decreased 26 basis points in Fiscal Year 2022 (Successor) compared to the Predecessor 2021 Period. The translation impact of foreign currencies relative to the U.S. dollar had a negative impact of 4% on gross profit growth and a negative impact of 2 basis points on gross margin. The decrease was primarily attributable to the decline in our share of higher margin fee-for-service net sales from our Other services in Fiscal Year 2022 (Successor) compared to the Predecessor 2021 Period, as a result of the CLS Sale. Additionally, commercial and consumer goods experienced softer demand and product constraints during Fiscal Year 2022 (Successor) compared to the Predecessor 2021 Period, which benefited from higher selling prices due to comparatively higher demand, particularly for work-from-home and learn-from-home technologies. This was partially offset by an increase in our share of net sales in our higher-margin advanced solutions offerings. The decrease was also partially offset by the result of a negative inventory revaluation in our U.S. Reverse Logistics and Repair business in the Predecessor 2021 Period, of $36,611, which had a negative impact of 14 basis points to gross margin in the Predecessor 2021 Period.

Total SG&A expenses as a percentage of net sales in Fiscal Year 2022 (Successor) decreased 17 basis points compared to the Predecessor 2021 Period. The translation impact of foreign currencies relative to the U.S. dollar had a positive impact of 4% on SG&A expenses. The decrease was driven by lower compensation and headcount expenses of 79 basis points of net sales, lower rental and occupancy costs of 15 basis points, lower shipping and supply costs of 8 basis points and lower depreciation expense of 5 basis points. Each of these factors were primarily the result of the CLS Sale coupled with diligent management of discretionary expenses across the remaining business. These decreases were partially offset by decrease of 53 basis points of net sales on lower cost absorption to margin, primarily as a result of the CLS Sale. Amortization expense also increased 6 basis points due to the step-up of the fair value of intangible assets as a result of applying the acquisition method of accounting following the Imola Mergers in the Successor 2021 Period. Additionally, the Predecessor 2021 Period included the benefit of a reversal of an accrual recorded in prior years related to an ICMS tax assessment in Brazil totaling $13,642.

Income from operations margin in Fiscal Year 2022 (Successor) increased 4.40% compared to the Predecessor 2021 Period primarily due to the gain of $2,283,820, or 4.49%, that was recorded as a result of the CLS Sale, as well as a reduction in SG&A expenses, described above. These benefits were slightly offset by the decrease in gross margin explained above. Income from operations margin was negatively impacted in the Predecessor 2021 Period by an inventory revaluation in our U.S. Reverse Logistics and Repair business, most of which was in gross margin and had a negative impact of 14 basis points, as well as Imola Merger-related costs, which had a negative impact of 1 basis point. The translation impact of foreign currencies relative to the U.S. dollar had a negative impact of 11 basis points on our consolidated income from operations margin.

Our North American income from operations margin increased 7 basis points in Fiscal Year 2022 (Successor) compared to the Predecessor 2021 Period. This was driven primarily by an inventory revaluation charge in the Predecessor 2021 Period of $38,082 or 36 basis points of North America net sales in our U.S. Reverse Logistics and Repair business, most of which was in gross margin, that did not reoccur in Fiscal Year 2022 (Successor). Income from operations margin was negatively impacted by the CLS Sale in Fiscal Year 2022 (Successor), which resulted in lower revenue and margin from our Other services. The region experienced lower volume and margin on commercial and consumer goods as a result of softer demand as well as product mix during Fiscal Year 2022 (Successor) compared to the Predecessor 2021 Period, partially offset by favorable results in advanced solutions offerings. Additionally, the region was impacted by certain corporate charges of $11,337 related to the discontinuation of our Cloud operations in Russia, which had a negative impact of 5 basis points on North American income from operations margin in Fiscal Year 2022 (Successor). Despite an overall decrease in operating expenses, the region was also impacted by an increase in bad debt expense of 12 basis points, due to a customer going into receivership in late 2022.

Our EMEA income from operations margin increased 9 basis points in Fiscal Year 2022 (Successor) compared to the Predecessor 2021 Period, driven by diligent management of operating expenses and impacts of the CLS Sale, including decreased compensation and headcount expenses of 192 basis points, decreased rental

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and occupancy costs of 22 basis points and decreased shipping and supply costs of 11 basis points. These declines were partially offset by declines in gross margin, primarily in commercial and consumer goods, as well as the decline in our share of net sales from our Other services, as a result of the CLS Sale. The increase in EMEA income from operations margin was also slightly offset by a monetary penalty in our French operations, which had a negative impact of 14 basis points, as well as an 8 basis point increase in write-offs for excess and obsolete inventory as a result of inventory build-up during Fiscal Year 2022 (Successor) in response to supply constraints. The translation impact of foreign currencies relative to the U.S. dollar had a negative impact of 22 basis points on the region’s income from operations margin.

Our Asia-Pacific income from operations margin decreased 2 basis points in Fiscal Year 2022 (Successor) compared to the Predecessor 2021 Period as a result of lower net sales volumes, most notably in commercial and consumer goods, as a result of softer demand during Fiscal Year 2022 (Successor). Income from operations margin was also negatively impacted by the CLS Sale in Fiscal Year 2022 (Successor), which resulted in lower revenue and margin from our Other services. The region’s total share of mobility distribution sales declined during Fiscal Year 2022 (Successor) compared to the Predecessor 2021 Period. Additionally, during Fiscal Year 2022 (Successor), write-offs for excess and obsolete inventory increased by 9 basis points as a result of inventory build-up, particularly in China where significant COVID-related restrictions continued through much of 2022. These factors were partially offset by diligent management of operating expenses including bad debt expense, which decreased by 18 basis points, as well as compensation and headcount expenses, which decreased by 4 basis points. The translation impact of foreign currencies relative to the U.S. dollar had a negative impact of 15 basis points on the region’s income from operations margin.

Our Latin American income from operations margin decreased 56 basis points in Fiscal Year 2022 (Successor) compared to the Predecessor 2021 Period, primarily due to lower volume and margin as a result of softer demand, primarily for commercial and consumer goods. Income from operations margin was also negatively impacted by the CLS Sale in Fiscal Year 2022 (Successor), which resulted in lower revenue and margin from our Other services. Additionally, SG&A expenses increased in the region, most notably compensation and headcount expenses increased 19 basis points, outside consulting costs increased 8 basis points, travel and entertainment increased 4 basis points and depreciation expense increased 3 basis points. Additionally, write-offs for excess and obsolete inventory increased by 33 basis points as a result of inventory build-up during Fiscal Year 2022 (Successor) in response to supply constraints. The translation impact of foreign currencies relative to the U.S. dollar had a negative impact of 24 basis points on the region’s income from operations margin.

In Fiscal Year 2022 (Successor), we recorded a gain of $2,283,820 as a result of the CLS Sale.

In Fiscal Year 2022 (Successor), Corporate consisted primarily of $25,000 of advisory fees paid to Platinum Advisors, $21,886 related to executive transition agreements and $16,033 related to investments in certain initiatives to accelerate our growth and profitability and optimize our operations following the Imola Mergers. In the Predecessor 2021 Period, Corporate included the reversal of certain accruals at the close of the Imola Mergers, partially offset by merger-related costs of $2,314 incurred during the Predecessor 2021 Period which consisted of commitment fees, placement fees and other transaction costs for advisory and professional fees related to the Imola Mergers.

Cash-based compensation expense increased by $7,990 in Fiscal Year 2022 (Successor) compared to the Predecessor 2021 Period primarily due to Fiscal Year 2022 (Successor) having six additional months as compared to the Predecessor 2021 Period.

Total other (income) expense consists primarily of interest income, interest expense, foreign currency exchange gains and losses and other non-operating gains and losses. We incurred total other (income) expense of $434,389 in Fiscal Year 2022 (Successor) compared to $20,546 in the Predecessor 2021 Period. Interest expense increased by 46 basis points as a percentage of net sales, as a result of higher interest expense due to the issuance

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of new debt in connection with the Imola Mergers and higher interest rates, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Interest Rate Risk.” Additionally, we recorded a loss of 5 basis points as a percentage of net sales related to valuation of an equity investment in Fiscal Year 2022 (Successor) compared to a gain of 10 basis points on the same equity investment in the Predecessor 2021 Period. Further, we incurred a foreign exchange loss of 14 basis points in Fiscal Year 2022 (Successor) compared to a loss of 1 basis point in the Predecessor 2021 Period.

We recorded an income tax provision of $420,052, or an effective tax rate of 14.9%, in Fiscal Year 2022 (Successor) compared to $126,479, or an effective tax rate of 25.0%, in the Predecessor 2021 Period. Fiscal Year 2022 (Successor) included $2,283,820 of income from the CLS Sale, which had an income tax provision of $246,450, or an effective tax rate of 10.8 percentage points. The low effective tax rate on the CLS Sale was primarily due to the gain on sale of European subsidiaries being tax exempt due to the participation exemption in Europe. In addition, Fiscal Year 2022 (Successor) also included $8,795 of withholding tax expense, or 0.3 percentage points of the effective rate, due to a dividend from our Canadian subsidiary. Our Fiscal Year 2022 (Successor) income that was not part of the CLS Sale was taxed at a higher rate resulting in an overall effective tax rate of 14.9 percentage points. The Predecessor 2021 Period income tax provision included $9,120 of non-cash tax benefits, or 1.8 percentage points of the effective rate, related to the reversal of the full valuation allowance against Belgium deferred tax assets. The tax provision in the Predecessor 2021 Period also included other items that resulted in net tax expenses of $4,496, or 0.9 percentage points.

Results of Operations for Fiscal Year 2022 (Successor) and for the Successor 2021 Period (Amounts in thousands):

	Successor
	Successor 2021 Period		Fiscal Year 2022
	Period from July 3, 2021 through January 1, 2022		Year Ended December 31, 2022
Net sales by reportable segment
North America	$11,572,674	41%	$20,908,493	41%
EMEA	8,526,486	30	15,052,242	30
Asia-Pacific	6,097,137	22	11,184,575	22
Latin America	1,852,406	7	3,679,180	7

Total	$28,048,703	100%	$50,824,490	100%

	Successor
	Successor 2021 Period		Fiscal Year 2022		Change—Increase (Decrease)
	Period from July 3, 2021 through January 1, 2022		Year Ended December 31, 2022
Income from operations and operating margin by reportable segment	Income from Operations	Income from Operations Margin	Income from Operations	Income from Operations Margin	Income from Operations Margin
North America	$202,717	1.75%	$414,128	1.98%	0.23%
EMEA	196,473	2.30	314,823	2.09	(0.21)
Asia-Pacific	127,399	2.09	230,494	2.06	(0.03)
Latin America	61,310	3.31	113,473	3.08	(0.23)
Gain on CLS Sale	—	—	2,283,820	—	—
Corporate	(235,563)	—	(72,390)	—	—
Cash-based compensation expense	(28,576)	—	(35,418)	—	—

Total	$323,760	1.15%	$3,248,930	6.39%	5.24%

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	Successor
	Successor 2021 Period	Fiscal Year 2022
	Period from July 3, 2021 through January 1, 2022	Year Ended December 31, 2022
Net sales	100.00%	100.00%
Cost of sales	92.43	92.73

Gross profit	7.57	7.27
Operating expenses:
Selling, general and administrative	6.01	5.36
Merger-related costs	0.41	—
Gain on CLS Sale	—	(4.49)

Income from operations	1.15	6.39
Total other (income) expense	0.74	0.85

Income before income taxes	0.42	5.54
Provision for income taxes	0.07	0.83

Net income	0.34%	4.71%

Consolidated net sales were $50,824,490 for Fiscal Year 2022 (Successor), compared to $28,048,703 for the Successor 2021 Period. The translation impact of foreign currencies relative to the U.S. dollar had a negative impact on our net sales growth of approximately 4% on our consolidated net sales in Fiscal Year 2022 (Successor). Commercial and consumer goods, namely notebooks, peripherals and desktops were the largest driver of net sales at 63% of consolidated net sales in Fiscal Year 2022 (Successor). Advanced solutions offerings made up 34% of consolidated net sales in Fiscal Year 2022 (Successor), led by our networking and server offerings. Our Other services and cloud-based solutions contributed 2% and 1%, respectively, to consolidated net sales in Fiscal Year 2022 (Successor). In the Successor 2021 Period, commercial and consumer goods, namely notebooks, peripherals and desktops were the largest driver of net sales at 65% of consolidated net sales. Our advanced solutions offerings contributed 30% of our consolidated net sales, led by networking, server and storage offerings. Our Other services, which largely consisted of the business encompassed in the CLS Sale, contributed 4% to consolidated net sales, while our cloud-based solutions contributed 1% to consolidated net sales in the Successor 2021 Period.

North American net sales were $20,908,493 for Fiscal Year 2022 (Successor), compared to $11,572,674 for the Successor 2021 Period. Commercial and consumer goods made up 56% of North American net sales in Fiscal Year 2022 (Successor), led by notebooks, desktops and consumer electronics, while our advanced solutions offerings made up 40%, led primarily by networking, and to a lesser extent, by our server, cyber security and storage offerings. Our Other services and cloud-based solutions contributed 3% and 1%, respectively, to North American net sales in Fiscal Year 2022 (Successor). In the Successor 2021 Period, commercial and consumer goods, namely notebooks, desktops and consumer electronics, made up 60% of North American net sales, while advanced solutions offerings made up 34% of North American net sales, primarily driven by networking offerings. Additionally, our Other services and cloud-based solutions contributed 5% and 1%, respectively, to North American net sales in the Successor 2021 Period.

EMEA net sales were $15,052,242 for Fiscal Year 2022 (Successor), compared to $8,526,486 for the Successor 2021 Period. The translation impact of foreign currencies relative to the U.S. dollar had a negative impact of approximately 10% on the region’s net sales growth. Commercial and consumer goods made up 63% of EMEA net sales in Fiscal Year 2022 (Successor), led by notebooks, peripherals and tablets, while our advanced solutions offerings made up 34%, led by networking, server and storage offerings. Our Other services contributed 3% to EMEA net sales in Fiscal Year 2022 (Successor). In the Successor 2021 Period, commercial and consumer goods, namely notebooks and peripherals, made up 65% of EMEA net sales, while advanced solutions offerings made up 28% of EMEA net

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sales, primarily driven by networking and server offerings. Additionally, our Other services, which largely consisted of the business encompassed in the CLS Sale, contributed 6%, while our cloud-based solutions contributed 1% to EMEA net sales in the Successor 2021 Period.

Asia-Pacific net sales were $11,184,575 for Fiscal Year 2022 (Successor), compared to $6,097,137 for the Successor 2021 Period. The translation impact of foreign currencies relative to the U.S. dollar had a negative impact of approximately 5% on the region’s net sales growth. Commercial and consumer goods made up 72% of Asia-Pacific net sales, led by notebooks, peripherals, consumer electronics and desktops, while our advanced solutions offerings made up 28%, led by networking, data center and server offerings. Our Other services and cloud-based solutions made up less than 1% of Asia-Pacific net sales in Fiscal Year 2022 (Successor). In the Successor 2021 Period, commercial and consumer goods, namely notebooks, peripherals and consumer electronics, made up 73% of Asia-Pacific net sales, while advanced solutions offerings made up 26% of Asia-Pacific net sales. Our Other services and cloud-based solutions made up the remaining 1% of Asia-Pacific net sales in the Successor 2021 Period.

Latin American net sales were $3,679,180 for Fiscal Year 2022 (Successor), compared to $1,852,406 for the Successor 2021 Period. The translation impact of foreign currencies relative to the U.S. dollar had a negative impact of approximately 2% on the region’s net sales growth. Commercial and consumer goods made up 74% of Latin American net sales, led by notebooks, consumer electronics and desktops, while our advanced solutions offerings made up 25%, led by networking and server offerings. Our Other services and cloud-based solutions made up the remaining 1% of Latin American net sales in Fiscal Year 2022 (Successor). In the Successor 2021 Period, commercial and consumer goods, namely notebooks, made up 74% of Latin American net sales, while advanced solutions offerings made up 24% of Latin American net sales, primarily driven by networking and server offerings. Our Other services and cloud-based solutions made up the remaining 2% of Latin American net sales in the Successor 2021 Period.

Gross profit was $3,693,392 for Fiscal Year 2022 (Successor), compared to $2,123,093 for the Successor 2021 Period. Gross margin decreased 30 basis points in Fiscal Year 2022 (Successor) compared to the Successor 2021 Period. The translation impact of foreign currencies relative to the U.S. dollar had a negative impact of 4% on gross profit growth and a negative impact of 2 basis points on gross margin. The decrease was primarily attributable to the decline in our share of higher margin fee-for-service net sales from our Other services in Fiscal Year 2022 (Successor) compared to the Successor 2021 Period, as a result of the CLS Sale. Additionally, commercial and consumer goods experienced softer demand and product constraints during Fiscal Year 2022 (Successor) compared to the Successor 2021 Period, which benefited from strong work-from-home and learn-from-home demand. The decrease was partially offset by the result of a negative inventory revaluation in our U.S. Reverse Logistics and Repair business in the Successor 2021 Period, of $41,322, which had a negative impact of 15 basis points to gross margin in the Successor 2021 Period.

Total SG&A expenses as a percentage of net sales in Fiscal Year 2022 (Successor) decreased 65 basis points compared to the Successor 2021 Period. The translation impact of foreign currencies relative to the U.S. dollar had a positive impact of 4% on SG&A expenses. The decrease was driven by lower compensation and headcount expenses of 70 basis points of net sales, lower rental and occupancy costs of 11 basis points, lower shipping and supply costs of 10 basis points and lower depreciation expense of 10 basis points. Each of these factors were primarily the result of the CLS Sale coupled with diligent management of discretionary expenses. These decreases were partially offset by a decrease of 60 basis points on lower cost absorption to margin, primarily as a result of the CLS Sale.

Income from operations margin in Fiscal Year 2022 (Successor) increased 5.24% compared to the Successor 2021 Period primarily due to the gain of $2,283,820, or 4.49%, that was recorded as a result of the CLS Sale, as well as a reduction in SG&A expenses, described above. These benefits were slightly offset by the decrease in gross margin explained above. Income from operations margin was negatively impacted in the Successor 2021 Period by Imola Merger-related costs discussed further below, which had a negative impact of 41 basis points, as

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well as an inventory revaluation in our U.S. Reverse Logistics and Repair business, most of which was in gross margin, which had a negative impact of 16 basis points. The translation impact of foreign currencies relative to the U.S. dollar had a negative impact of 11 basis points on our consolidated income from operations margin.

Our North American income from operations margin increased 23 basis points in Fiscal Year 2022 (Successor) compared to the Successor 2021 Period. This was driven primarily by an inventory revaluation charge in the Successor 2021 Period of $43,974, or 38 basis points of North America net sales in our U.S. Reverse Logistics and Repair business, most of which was in gross margin. Income from operations margin was negatively impacted by the CLS Sale in Fiscal Year 2022 (Successor), which resulted in lower revenue and margin from our Other services. Additionally, the region experienced lower volume and margin on commercial and consumer goods as a result of softer demand during Fiscal Year 2022 (Successor) compared to the Successor 2021 Period, partially offset by favorable results in advanced solutions offerings. Additionally, the region was impacted by certain corporate charges of $11,337 related to the discontinuation of our Cloud operations in Russia, which had a negative impact of 5 basis points on North American income from operations margin in Fiscal Year 2022 (Successor). Despite an overall decrease in operating expenses, the region was also impacted by an increase in bad debt expense of 10 basis points, due to a customer going into receivership in late 2022.

Our EMEA income from operations margin decreased 21 basis points in Fiscal Year 2022 (Successor) compared to the Successor 2021 Period, driven primarily by a legal fine in our French operations accounting for 14 basis points of the overall decline. Additionally, the CLS Sale, as well as continued supply constraints, primarily in our commercial and consumer product group, also negatively impacted income from operations margin in the region for Fiscal Year 2022 (Successor) compared to the Successor 2021 Period. Write-offs for excess and obsolete inventory increased by 12 basis points as a percentage of net sales as a result of inventory build-up during Fiscal Year 2022 (Successor), in response to supply constraints. These results were partially offset by reductions in SG&A expenses, as a result of the CLS Sale, including a decrease in compensation and headcount expenses of 211 basis points, a decrease in rental and occupancy costs of 20 basis points and a decrease in shipping and supply costs of 17 basis points. The translation impact of foreign currencies relative to the U.S. dollar had a negative impact of 22 basis points on the region’s income from operations margin.

Our Asia-Pacific income from operations margin decreased 3 basis points in Fiscal Year 2022 (Successor) compared to the Successor 2021 Period, primarily due to lower volume and margin as a result of softer demand, primarily for commercial and consumer goods. Additionally, the region was impacted by the CLS Sale, which resulted in lower revenue and margin from our Other services in Fiscal Year 2022 (Successor). The region’s total share of mobility distribution sales declined during Fiscal Year 2022 (Successor) compared to the Successor 2021 Period. Additionally, during Fiscal Year 2022 (Successor), write-offs for excess and obsolete inventory increased by 9 basis points as a result of inventory build-up, particularly in China where significant COVID-related restrictions continued through much of 2022. These factors were partially offset by diligent management of operating expenses including bad debt expense, which decreased by 30 basis points. The translation impact of foreign currencies relative to the U.S. dollar had a negative impact of 15 basis points on the region’s income from operations margin.

Our Latin American income from operations margin decreased 23 basis points in Fiscal Year 2022 (Successor) compared to the Successor 2021 Period, primarily due to lower volume and margin as a result of softer demand, primarily for commercial and consumer goods. Additionally, the region was impacted by the CLS Sale, which resulted in lower revenue and margin from our Other services in Fiscal Year 2022 (Successor). Write-offs for excess and obsolete inventory also increased by 19 basis points as a result of inventory build-up during Fiscal Year 2022 (Successor) in response to supply constraints. This was partially offset by a decline in SG&A expenses including a 12 basis point decrease in compensation and headcount expenses. The translation impact of foreign currencies relative to the U.S. dollar had a negative impact of 24 basis points on the region’s income from operations margin.

In Fiscal Year 2022 (Successor), we recorded a gain of $2,283,820 as a result of the CLS Sale.

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In Fiscal Year 2022 (Successor), Corporate consisted primarily of $25,000 of advisory fees paid to Platinum Advisors, $21,886 related to executive transition agreements and $16,033 related to investments in certain initiatives to accelerate our growth and profitability and optimize our operations following the Imola Mergers. In the Successor 2021 Period, Corporate costs consisted primarily of merger-related costs of $114,332, which included commitment fees, placement fees and other transaction costs for advisory and professional fees related to the Imola Mergers, $75,000 of expenses related to the true-up in value of contingent consideration resulting from the Imola Mergers, $15,767 of fees related to certain initiatives to accelerate our growth and profitability and optimize our operations following the acquisition by Platinum and $12,500 of advisory fees paid to Platinum Advisors. Corporate costs also included $9,400 related to an executive transition agreement.

Cash-based compensation expense increased by $6,842 in Fiscal Year 2022 (Successor) compared to the Successor 2021 Period primarily due to Fiscal Year 2022 (Successor) having six additional months as compared to the Successor 2021 Period.

Total other (income) expense consists primarily of interest income, interest expense, foreign currency exchange gains and losses and other non-operating gains and losses. We incurred total other (income) expense of $434,389 in Fiscal Year 2022 (Successor) compared to $207,003 in the Successor 2021 Period. Interest expense was lower by 2 basis points as a percentage of net sales in Fiscal Year 2022 (Successor), because the Successor 2021 Period includes one-time interest expense pertaining to the issuance of new debt in connection with the Imola Mergers. Additionally, we incurred a foreign exchange loss of 14 basis points in Fiscal Year 2022 (Successor) compared to a loss of 6 basis points in the Successor 2021 Period. Fiscal Year 2022 (Successor) also includes a loss of 5 basis points as a percentage of net sales related to valuation of an equity investment.

We recorded an income tax provision of $420,052, or an effective tax rate of 14.9%, in Fiscal Year 2022 (Successor) compared to $20,023, or an effective tax rate of 17.1%, in the Successor 2021 Period. Fiscal Year 2022 (Successor) included $2,283,820 of income from the CLS Sale, which had an income tax provision of $246,450, or an effective tax rate of 10.8 percentage points. The low effective tax rate on the CLS Sale was primarily due to the gain on sale of European subsidiaries being tax exempt due to the participation exemption in Europe. In addition, Fiscal Year 2022 (Successor) also included $8,795 of withholding tax expense, or 0.3 percentage points of the effective rate, due to a dividend from our Canadian subsidiary. Our Fiscal Year 2022 (Successor) income that was not part of the CLS Sale was taxed at a higher rate resulting in an overall effective tax rate of 14.9 percentage points. The Successor 2021 Period income tax provision included $63,519 of non-cash tax benefits, or 54.4 percentage points of the effective rate, related to the reversal of the full valuation allowance against Luxembourg deferred tax assets; and $14,115 of non-cash tax benefits, or 12.1 percentage points of the effective rate, related to establishment of net deferred tax assets for basis differences on held for sale subsidiaries. These tax benefits are partially offset by the impact of the Imola Mergers non-recurring expenses, including $18,750, or 16.1 percentage points of the effective rate, related to a non-deductible expense related to the contingent consideration provided in the Imola Mergers, and $8,428, or 7.2 percentage points of the effective rate, related to non-deductible transaction costs. In addition, there is an impact of $19,564, or 16.8 percentage points of the effective tax rate, due to additional U.S. federal non-cash tax expenses on foreign earnings associated with non-recurring transactions. The tax provision in the Successor 2021 Period also included other items that resulted in net tax expenses of $6,638, or 5.7 percentage points of the effective tax rate.

Results of Operations for Fiscal Year 2022 (Successor) and for the Unaudited Pro Forma Combined 2021 Period (Amounts in thousands):

To facilitate comparability of Fiscal Year 2022 (Successor) to the fiscal year ended January 1, 2022, we present unaudited condensed combined pro forma financial information for key financial metrics and results of operations for the Unaudited Pro Forma Combined 2021 Period to illustrate the effects of the Imola Mergers,

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including the Financing Transactions, as if they had occurred on January 3, 2021. See Unaudited Pro Forma Condensed Combined Statement of Income.

	Combined		Successor
	Unaudited Pro Forma Combined 2021 Period		Fiscal Year 2022		Change—Increase (Decrease)
	Fiscal Year Ended January 1, 2022		Year Ended December 31, 2022		Amount	Percentage
Net sales by reportable segment
North America	$22,140,990	41%	$20,908,493	41%	$(1,232,497)	(5.6)%
EMEA	17,065,120	31	15,052,242	30	(2,012,878)	(11.8)
Asia-Pacific	11,616,855	21	11,184,575	22	(432,280)	(3.7)
Latin America	3,632,607	7	3,679,180	7	46,573	1.3

Total	$54,455,572	100%	$50,824,490	100%	$(3,631,082)	(6.7)%

	Combined		Successor
	Unaudited Pro Forma Combined 2021 Period		Fiscal Year 2022
	Fiscal Year Ended January 1, 2022		Year Ended December 31, 2022		Change—Increase (Decrease)
Income from operations and operating margin by reportable segment	Income from Operations	Operating Margin	Income from Operations	Operating Margin	Income from Operations	Operating Margin
North America	$374,164	1.69%	$414,128	1.98%	$39,964	0.29%
EMEA	361,054	2.12	314,823	2.09	(46,231)	(0.03)
Asia-Pacific	228,945	1.97	230,494	2.06	1,549	0.09
Latin America	127,958	3.52	113,473	3.08	(14,485)	(0.44)
Gain on CLS Sale	—	—	2,283,820	—	2,283,820	—
Corporate	(247,169)	—	(72,390)	—	174,779	—
Cash-based compensation expense	(56,004)	—	(35,418)	—	20,586	—

Total	$788,948	1.45%	$3,248,930	6.39%	$2,459,982	4.94%

	Combined	Successor
	Unaudited Pro Forma Combined 2021 Period	Fiscal Year 2022
	Fiscal Year Ended January 1, 2022	Year Ended December 31, 2022
Net sales	100.00%	100.00%
Cost of sales	92.45	92.73

Gross profit	7.55	7.27
Operating expenses:
Selling, general and administrative	5.89	5.36
Merger-related costs	0.21	—
Gain on CLS Sale	—	(4.49)

Income from operations	1.45	6.39
Total other (income) expense	0.57	0.85

Income before income taxes	0.87	5.54
Provision for income taxes	0.20	0.83

Net income	0.67%	4.71%

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The 6.7% decrease in our consolidated net sales for Fiscal Year 2022 (Successor) compared to the Unaudited Pro Forma Combined 2021 Period, includes the negative impact of foreign currencies relative to the U.S. dollar of approximately 4%. The decrease was also largely driven by a decline in net sales in our EMEA region of $2,012,878 or 11.8%, due to softer demand and product constraints on commercial and consumer goods, as well as a decrease in our Other services globally due to the CLS Sale. We also saw declines in North America of $1,232,497 or 5.6%, as well as in Asia-Pacific of $432,280 or 3.7%. These results were partially offset by growth in our Latin America region of $46,573, or 1.3%. Commercial consumer goods net sales decreased by $3,216,288, or 9%, across all regions, but most notably in EMEA, which decreased by $1,819,207, or 16%, and North America, which decreased by $761,127, or 6%. The decline reflects softer demand and product constraints in Fiscal Year 2022 (Successor) compared to the Unaudited Pro Forma Combined 2021 Period, which benefited from higher selling prices due to comparatively higher demand, particularly for work-from-home and learn-from-home technologies. Our Other services net sales decreased by $2,168,445, or 65%, in Fiscal Year 2022 (Successor) compared to the Unaudited Pro Forma Combined 2021 Period as a result of the CLS Sale. The CLS Sale primarily impacted North America, which saw Other services net sales decline by 71%, and EMEA, which saw Other services net sales decline by 56%. These declines were partially offset by growth across all regions in our advanced solutions offerings net sales of $1,715,314, or 11%, most notably in North America, which grew by 13%, and EMEA, which grew by 10%. Our cloud-based solutions grew by $38,337, or 13%, globally.

The 5.6% decrease in our North American net sales for Fiscal Year 2022 (Successor) compared to the Unaudited Pro Forma Combined 2021 Period was primarily driven by a decline of 71% in our Other services net sales mainly as a result of the CLS Sale. Commercial and consumer goods net sales decreased by 6%, most notably due to declines in components, consumer electronics and notebooks in the United States. These declines were partially offset by growth of 13% in advanced solutions offerings in the region, driven by cyber security, storage and networking offerings in the United States. The region’s cloud-based solutions also experienced growth of 60% in Fiscal Year 2022 (Successor) compared to the Unaudited Pro Forma Combined 2021 Period.

The 11.8% decrease in our EMEA net sales for Fiscal Year 2022 (Successor) compared to the Unaudited Pro Forma Combined 2021 Period includes the translation impact of foreign currencies relative to the U.S. dollar, which had a negative impact on the region’s net sales growth of approximately 10%. The decline in the region was driven by a decrease of 16% in commercial and consumer goods due to the negative impact of supply constraints in Fiscal Year 2022 (Successor) compared to the Unaudited Pro Forma Combined 2021 Period, which saw higher levels of demand. Declines were most notable in notebooks in France and Spain, components in Germany and the Netherlands, as well as tablets in Germany. Other services net sales also decreased by 56% as a result of the CLS Sale. These declines were partially offset by a 10% increase in advanced solutions offerings, particularly networking offerings in Germany and the UK, server offerings in Belgium and the Netherlands, as well as storage offerings in Belgium and Sweden. On a constant currency basis, commercial and consumer goods net sales decreased by 6%, Other services net sales decreased by 51%, advanced solutions net sales increased by 21% and cloud-based solutions net sales increased by 19%.

The 3.7% decrease in our Asia-Pacific net sales for Fiscal Year 2022 (Successor) compared to the Unaudited Pro Forma Combined 2021 Period includes the translation impact of foreign currencies relative to the U.S. dollar, which had a negative impact on the region’s net sales growth of approximately 5%. Overall, the decline in the region was driven by a decrease of 7% in commercial and consumer goods, most notably related to a decline in mobility distribution, components and tablets in China, as well as components in Australia. Additionally, Other services net sales decreased by 42% as a result of the CLS Sale. These declines were partially offset by growth in advanced solutions offerings of 6%, driven by server offerings in India, cyber security in India and Singapore, as well as specialty offerings of UCC and Telephony in India. On a constant currency basis, advanced solutions net sales increased by 11%, cloud-based solutions net sales increased by 21%, commercial and consumer goods net sales decreased by 1% and Other services net sales decreased by 39%.

The 1.3% increase in Latin American net sales for Fiscal Year 2022 (Successor) compared to the Unaudited Pro Forma Combined 2021 Period includes the translation impact of foreign currencies relative to the U.S. dollar,

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which had a negative impact on the region’s net sales growth of approximately 2%. Overall, the growth in the region was driven by an increase of 13% in advanced solutions offerings, specifically cyber security offerings in Brazil, as well as networking offerings in Brazil, Miami Export and Mexico. Additionally, cloud-based solutions net sales increased by 42%, largely due to growth in Brazil. This growth was partially offset by a decline in commercial and consumer goods of 1%, primarily attributed to notebooks in Chile and accessories in Miami Export. On a constant currency basis, advanced solutions net sales increased by 15%, cloud-based solutions net sales increased by 40%, commercial and consumer goods net sales increased by less than 1% and Other services net sales decreased by 53%.

Gross profit decreased by $417,081, or 10.1%, in Fiscal Year 2022 (Successor) compared to the Unaudited Pro Forma Combined 2021 Period and gross margin decreased 28 basis points. The translation impact of foreign currencies relative to the U.S. dollar had a negative impact of 4% on gross profit growth and a negative impact of 2 basis points on gross margin. This decrease was primarily attributable to the decline in our share of net sales from our Other services in Fiscal Year 2022 (Successor) compared to the Unaudited Pro Forma Combined 2021 Period, which is due to the lower fee-for-service net sales resulting from the CLS Sale. Additionally, commercial and consumer goods experienced softer demand and product constraints during Fiscal Year 2022 (Successor) compared to the Unaudited Pro Forma Combined 2021 Period, which benefited from higher selling prices due to comparatively higher demand, particularly for work-from-home and learn-from-home technologies. The decrease was partially offset by the result of a negative inventory revaluation in our U.S. Reverse Logistics and Repair business in the Unaudited Pro Forma Combined 2021 Period, of $77,933, which had a negative impact of 14 basis points to gross margin in the Unaudited Pro Forma Combined 2021 Period.

Total SG&A expenses, decreased $478,507, or 14.9%, in Fiscal Year 2022 (Successor) compared to the Unaudited Pro Forma Combined 2021 Period. The translation impact of foreign currencies relative to the U.S. dollar had a positive impact of 4% on SG&A expenses. The decrease in SG&A expenses was driven by lower compensation and headcount expenses of 75 basis points, lower rental and occupancy costs of 15 basis points, lower depreciation costs of 11 basis points and lower shipping and supply costs of 9 basis points. Each of these factors were primarily the result of the CLS Sale and diligent management of discretionary expenses. These decreases were partially offset by a decrease of 56 basis points on lower cost absorption to margin, primarily as a result of the CLS Sale. Additionally, the Unaudited Pro Forma Combined 2021 Period included the benefit of a reversal of an accrual recorded in prior years related to an ICMS tax assessment in Brazil totaling $13,642.

Income from operations margin in Fiscal Year 2022 (Successor) increased 4.94% compared to the Unaudited Pro Forma Combined 2021 Period due to the gain of $2,283,820, or 4.49%, that was recorded as a result of the CLS Sale, as well as a reduction in SG&A expenses described above. Additionally, income from operations margin was negatively impacted in the Unaudited Pro Forma Combined 2021 Period by Imola Merger-related costs further discussed below, which had a negative impact of 21 basis points, as well as an inventory revaluation in our U.S. Reverse Logistics and Repair business, most of which was in gross margin, which had a negative impact of 15 basis points. The translation impact of foreign currencies relative to the U.S. dollar had a negative impact of 11 basis points on our consolidated income from operations margin.

Our North American income from operations margin increased 29 basis points in Fiscal Year 2022 (Successor) compared to the Unaudited Pro Forma Combined 2021 Period. This was primarily driven by an inventory revaluation charge in the Unaudited Pro Forma Combined 2021 Period of $82,056, or 37 basis points, of North America net sales in our U.S. Reverse Logistics and Repair business, most of which was in gross margin that did not recur in 2022. Income from operations margin was negatively impacted by the decline in our share of revenue and margin from our Other services, as a result of the CLS Sale in Fiscal Year 2022 (Successor). Additionally, lower revenue and margin from commercial and consumer goods as a result of softer demand during Fiscal Year 2022 (Successor) translated into a decline in income from operations margin. The region was also impacted by certain corporate charges of $11,337 related to the discontinuation of our Cloud operations in Russia, which had a negative impact of 5 basis points on North American income from operations margin in Fiscal Year 2022 (Successor). These factors were partially offset by lower SG&A expenses, including

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a decrease in compensation and headcount expenses of 27 basis points, a decrease in rental and occupancy costs of 18 basis points, a decrease in depreciation expense of 17 basis points and a decrease in shipping and supply costs of 10 basis points, primarily as a result of the CLS Sale.

Our EMEA income from operations margin decreased 3 basis points in Fiscal Year 2022 (Successor), compared to the Unaudited Pro Forma Combined 2021 Period, driven primarily by the negative impact from the decline in our share of revenue and margin from our Other services, as a result of the CLS Sale in Fiscal Year 2022 (Successor). Additionally, lower revenue and margin from commercial and consumer goods as a result of softer demand during Fiscal Year 2022 (Successor) translated into a decline in income from operations margin. Additionally, the decrease was driven by a legal fine in our French operations of 14 basis points, as well as an increase in write-offs for excess and obsolete inventory of 10 basis points. These results were partially offset by lower operating expenses, including decreased compensation and headcount expenses of 201 basis points, decreased rental and occupancy costs of 22 basis points and a decreased shipping and supply costs of 14 basis points. These factors are primarily the result of the CLS Sale. The translation impact of foreign currencies relative to the U.S. dollar had a negative impact of 22 basis points on the region’s income from operations margin.

Our Asia-Pacific income from operations margin increased 9 basis points in Fiscal Year 2022 (Successor) compared to the Unaudited Pro Forma Combined 2021 Period largely due to a shift in sales mix towards our higher-margin advanced solutions offerings. Additionally, the region diligently managed SG&A expenses, including a decrease in compensation and headcount expenses of 152 basis points, a decrease in bad debt expense of 24 basis points, a decrease in rental and occupancy costs of 3 basis points, a decrease in depreciation expense of 2 basis points, as well as a decrease in amortization expense of 2 basis points. These results were partially offset by lower net sales volumes, most notably in commercial and consumer goods, as a result of softer demand during Fiscal Year 2022 (Successor), as well as higher write-offs for excess and obsolete inventory of 9 basis points due to the build-up of inventory, particularly in China where significant COVID-related restrictions continued through much of 2022. The translation impact of foreign currencies relative to the U.S. dollar had a negative impact of 15 basis points on the region’s income from operations margin.

Our Latin American income from operations margin decreased 44 basis points in Fiscal Year 2022 (Successor) compared to the Unaudited Pro Forma Combined 2021 Period primarily due to lower volume and margin as a result of softer demand, primarily for commercial and consumer goods. Income from operations margin was also negatively impacted by the CLS Sale in Fiscal Year 2022 (Successor), which resulted in lower revenue and margin from our Other services. Additionally, write-offs for excess and obsolete inventory increased by 26 basis points as a result of inventory build-up during Fiscal Year 2022 (Successor) in response to supply constraints. The region also saw an increase in rental and occupancy costs of 5 basis points, as well as outside consulting fees of 4 basis points. The translation impact of foreign currencies relative to the U.S. dollar had a negative impact of 24 basis points on the region’s income from operations margin.

In Fiscal Year 2022 (Successor), Corporate consisted primarily of $25,000 of advisory fees paid to Platinum Advisors, $21,886 related to executive transition agreements, and $16,033 related to investments in certain initiatives to accelerate our growth and profitability and optimize our operations following the Imola Mergers. In the Unaudited Pro Forma Combined 2021 Period, Corporate costs consisted primarily of merger-related costs of $116,646, which included commitment fees, placement fees and other transaction costs for advisory and professional fees related to the Imola Mergers, $75,000 of expense related to the true-up in value of the contingent consideration resulting from the Imola Mergers, $15,822 of fees related to investments in certain initiatives to accelerate our growth and profitability and optimize our operations following the acquisition by Platinum and $25,000 of advisory fees paid to Platinum Advisors. Corporate costs also included $9,400 related to an executive transition agreement.

Cash-based compensation expense decreased by $20,586 in Fiscal Year 2022 (Successor) compared to the Unaudited Pro Forma Combined 2021 Period due to fewer awards granted in Fiscal Year 2022 (Successor) compared to the Unaudited Pro Forma Combined 2021 Period.

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Total other (income) expense consists primarily of interest income, interest expense, foreign currency exchange gains and losses and other non-operating gains and losses. We incurred total other (income) expense of $434,389 in Fiscal Year 2022 (Successor) compared to $312,702 in the Unaudited Pro Forma Combined 2021 Period. Interest expense was $320,230 in Fiscal Year 2022 (Successor) compared to $312,642 in the Unaudited Pro Forma Combined 2021 Period. Additionally, we incurred a foreign exchange loss of $69,597 in Fiscal Year 2022 (Successor) compared to a loss of $18,892 in the Unaudited Pro Forma Combined 2021 Period. Further, we recorded a loss of 5 basis points as a percentage of net sales related to valuation of an equity investment in Fiscal Year 2022 (Successor) compared to a gain of 5 basis points on the same equity investment in the Unaudited Pro Forma Combined 2021 Period.

We recorded an income tax provision of $420,052, or an effective tax rate of 14.9%, in Fiscal Year 2022 (Successor) compared to $110,136, or an effective tax rate of 23.1%, in the Unaudited Pro Forma Combined 2021 Period. Fiscal Year 2022 (Successor) included $2,283,820 of income from the CLS Sale, which had an income tax provision of $246,450, or an effective tax rate of 10.8 percentage points. The low effective tax rate on the CLS Sale was primarily due to the gain on sale of European subsidiaries being tax exempt due to the participation exemption in Europe. In addition, Fiscal Year 2022 (Successor) also included $8,795 of withholding tax expense, or 0.3 percentage points of the effective rate, due to a dividend from our Canadian subsidiary. Our Fiscal Year 2022 (Successor) income that was not part of the CLS Sale was taxed at a higher rate resulting in an overall effective tax rate of 14.9 percentage points. The income tax provision for the Unaudited Pro Forma Combined 2021 Period included $63,519 and $9,120 of non-cash tax benefits, or 13.3 percentage points and 1.9 percentage points of the effective rate, related to the reversal of the full valuation allowance against Luxembourg and Belgium deferred tax assets, respectively; and $14,115 of non-cash tax benefits, or 3.0 percentage points of the effective rate, related to establishment of net deferred tax assets for basis differences on held for sale subsidiaries. The tax benefits are partially offset by the impact of the Imola Mergers non-recurring expenses, including $18,750, or 3.9 percentage points of the effective rate, related to a non-deductible expense related to the contingent consideration provided in the Imola Mergers and $8,428, or 1.8 percentage points of the effective rate, related to non-deductible transaction costs. In addition, there is an impact of $19,564, or 4.1 percentage points of the effective tax rate, due to additional U.S. federal non-cash tax expenses on foreign earnings associated with non-recurring transactions. The tax provision for the Unaudited Pro Forma Combined 2021 Period also included other items that resulted in net tax expenses of $11,134, or 2.3 percentage points of the effective tax rate.

Results of Operations for the Predecessor 2021 Period and for Fiscal Year 2020 (Predecessor) (Amounts in thousands):

	Predecessor		Predecessor
	Fiscal Year Ended		Period from January 3, 2021 through July 2, 2021
	January 2, 2021
Net sales by reportable segment
North America	$20,417,713	42%	$10,568,316	40%
EMEA	15,771,247	32	8,538,634	32
Asia-Pacific	10,275,479	21	5,519,718	21
Latin America	2,656,014	5	1,780,201	7

Total	$49,120,453	100%	$26,406,869	100%

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	Predecessor		Predecessor		Change—Increase (Decrease)
	Fiscal Year Ended		Period from January 3, 2021 through July 2, 2021
	January 2, 2021
Income from operations and Income from operations margin by reportable segment	Income from Operations	Income from Operations Margin	Income from Operations	Income from Operations Margin	Income from Operations Margin
North America	$429,868	2.11%	$201,981	1.91%	(0.20)%
EMEA	278,432	1.77	170,646	2.00	0.23
Asia-Pacific	188,666	1.84	114,637	2.08	0.24
Latin America	54,252	2.04	64,770	3.64	1.60
Corporate	(9,900)	—	894	—	—
Cash-based compensation expense	(50,996)	—	(27,428)	—	—

Total	$890,322	1.81%	$525,500	1.99%	0.18%

	Predecessor
	Fiscal Year Ended January 2, 2021	Period from January 3, 2021 through July 2, 2021
Net sales	100.00%	100.00%
Cost of sales	92.65	92.47

Gross profit	7.35	7.53
Operating expenses:
Selling, general and administrative	5.54	5.53
Merger-related costs	—	0.01

Income from operations	1.81	1.99
Total other (income) expense	0.11	0.08

Income before income taxes	1.70	1.91
Provision for income taxes	0.40	0.48

Net income	1.30%	1.43%

Consolidated net sales were $26,406,869 for the Predecessor 2021 Period, compared to $49,120,453 for Fiscal Year 2020 (Predecessor). Technology Solutions comprised 92% of our consolidated net sales for the Predecessor 2021 Period, with commercial and consumer goods, namely notebooks, peripherals and desktops being the largest driver of sales at 64% of consolidated net sales. These categories of technology remained in high demand in the Predecessor 2021 Period primarily to service work-from-home and learn-from-home needs. For Fiscal Year 2020 (Predecessor), consolidated net sales were primarily driven by Technology Solutions, which made up 91% of consolidated net sales, as the demand for work-from-home and learn-from-home technologies increased due to the COVID-19 pandemic. This resulted in strong sales of commercial and consumer goods, particularly notebooks, peripherals and desktops, which made up 64% of consolidated net sales.

North American net sales were $10,568,316 for the Predecessor 2021 Period, compared to $20,417,713 for Fiscal Year 2020 (Predecessor). Technology Solutions comprised 85% of North American net sales, led by strong demand for commercial and consumer goods, specifically notebooks, desktops and accessories, at 53% of North American net sales. These categories of technology remained in high demand in the Predecessor 2021 Period primarily to service work-from-home and learn-from-home needs. North American net sales were also driven by advanced solutions offerings, most notably networking, contributing 32% of North American net sales, as a result of an increase in demand due to the easing of COVID-19 restrictions and increasing corporate projects driven by return-to-work initiatives. For Fiscal Year 2020 (Predecessor), North American net sales were primarily driven by Technology Solutions at 84% of net sales, as the demand for work-from-home and learn-from-home technologies

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increased due to the COVID-19 pandemic. This resulted in strong sales of commercial and consumer goods such as notebooks, desktops and components.

EMEA net sales were $8,538,634 for the Predecessor 2021 Period, compared to $15,771,247 for Fiscal Year 2020 (Predecessor). Technology Solutions comprised 93% of EMEA net sales for the Predecessor 2021 Period, with commercial and consumer goods, particularly notebooks and peripherals as the primary contributors at 67% of EMEA net sales. Advanced solutions offerings, namely networking, servers and storage solutions also contributed 26% to EMEA net sales in the Predecessor 2021 Period. In Fiscal Year 2020 (Predecessor), Technology Solutions comprised 94% of EMEA net sales, primarily led by commercial and consumer goods, specifically notebooks and peripherals, which represented 69%, and advanced solutions offerings, namely networking, servers and storage, which represented 25%.

Asia-Pacific net sales were $5,519,718 for the Predecessor 2021 Period, compared to $10,275,479 for Fiscal Year 2020 (Predecessor). Technology Solutions was the primary driver of Asia-Pacific net sales for the Predecessor 2021 Period, making up 99% of Asia-Pacific net sales, with commercial and consumer goods, primarily notebooks, peripherals and desktops representing 75% of Asia-Pacific net sales, while advanced solutions offerings, namely networking and server solutions, contributed 24% to Asia-Pacific net sales in the Predecessor 2021 Period. In Fiscal Year 2020 (Predecessor), Technology Solutions represented 99% of Asia-Pacific net sales, with the same categories noted above representing 79% and 20% of Asia-Pacific net sales, respectively. For the Predecessor 2021 Period, demand for each of these categories was strong as COVID-19 restrictions eased across much of the region, but work-from-home demand remained solid.

Latin American net sales were $1,780,201 for the Predecessor 2021 Period, compared to $2,656,014 for Fiscal Year 2020 (Predecessor). Technology Solutions was the primary driver of Latin American net sales for the Predecessor 2021 Period, making up 98% of Latin American net sales, with commercial and consumer goods, led by notebooks, contributing 77% to the region’s net sales. Advanced solutions offerings, primarily networking and server solutions, also contributed 21% to Latin American net sales. For Fiscal Year 2020 (Predecessor), Technology Solutions represented 98% of net sales for Latin America, with sales of commercial and consumer goods, specifically notebooks, representing 75% and advanced solutions offerings, led by networking and servers, representing 23%, as enterprise level capital projects were scaled back during the COVID-19 pandemic.

Gross margin increased 18 basis points in the Predecessor 2021 Period compared to Fiscal Year 2020 (Predecessor). The increase was primarily attributable to strong growth and higher selling prices in high-demand commercial and consumer goods, most notably in North America, Asia-Pacific and Latin America regions, as well as growth in our higher-margin advanced solutions offerings, particularly in EMEA, Asia-Pacific and Latin America. Our cloud-based solutions, particularly in North America and EMEA, also saw strong growth in margin in the Predecessor 2021 Period compared to Fiscal Year 2020 (Predecessor). This growth was partially offset by the impact of a negative inventory revaluation in our U.S. Reverse Logistics and Repair business of $36,611, which had a negative impact to gross margin of 13 basis points.

Total SG&A expenses as a percentage of net sales in the Predecessor 2021 Period was down 1 basis point compared to Fiscal Year 2020 (Predecessor). The decrease was driven by lower integration and transition costs of 7 basis points of net sales, lower bad debt expense of 3 basis points, lower intangible asset amortization expense of 1 basis point, lower depreciation expense of 1 basis point, as well as lower other departmental operating expenses of 9 basis points. These decreases were offset by a 20 basis point increase in compensation due to increases in headcount required to support higher revenue levels, market increases in wage rates, particularly in warehouse operations, and higher software-related costs.

Operating margin increased 18 basis points in the Predecessor 2021 Period compared to Fiscal Year 2020 (Predecessor), primarily reflecting the 18 basis point increase in gross margin described above. Operating margin was negatively impacted in the Predecessor 2021 Period by the inventory revaluation in our U.S. Reverse Logistics and Repair business, most of which was in gross margin, as well as Imola Merger-related costs. Operating margin

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was slightly offset by the negative impacts of a charge in our U.S. Reverse Logistics and Repair business relating to a negative inventory revaluation, which had a negative impact of 14 basis points and the Imola Merger-related costs which had a negative impact of 1 basis point.

Our North American operating margin decreased 20 basis points in the Predecessor 2021 Period compared to Fiscal Year 2020 (Predecessor) due primarily to a $38,082 or 36 basis points of North America net sales, charge in our U.S. Reverse Logistics and Repair business relating to inventory revaluation, most of which was in gross margin. The decrease was partially offset by favorable gross margins, primarily attributed to strong volume and gross margin from commercial and consumer goods, namely notebooks, consumer electronics and peripherals.

Our EMEA operating margin increased 23 basis points in the Predecessor 2021 Period compared to Fiscal Year 2020 (Predecessor), driven by the favorable gross margin from the increased demand in Technology Solutions. Operating margin was also bolstered by margin growth in our Other services, particularly in Sweden and France. This was partially offset by an increase in SG&A expenses, driven by a higher compensation expense of 53 basis points of EMEA net sales in the Predecessor 2021 Period compared to Fiscal Year 2020 (Predecessor).

Our Asia-Pacific operating margin increased 24 basis points in the Predecessor 2021 Period compared to Fiscal Year 2020 (Predecessor) primarily due to robust growth in Technology Solutions, particularly in commercial and consumer goods, specifically notebooks and peripherals, led by India, Australia and Singapore. This was partially offset by an increase in SG&A expenses in the Predecessor 2021 Period, most notably salaries and wages and bad debt expense, which increased by 14 basis points and 4 basis points of Asia-Pacific net sales, respectively, in the Predecessor 2021 Period compared to Fiscal Year 2020 (Predecessor).

Our Latin American operating margin increased 160 basis points in the Predecessor 2021 Period compared to Fiscal Year 2020 (Predecessor), primarily due to robust growth in gross profit from higher sales in Technology Solutions. Operating margin was also positively impacted by efficiencies gained in the management of operating expenses such as salaries and wages, which decreased by 40 basis points of Latin American net sales in the Predecessor 2021 Period compared to Fiscal Year 2020 (Predecessor). Additionally, integration and transition costs, decreased by 38 basis points of Latin American net sales in the Predecessor 2021 Period compared to Fiscal Year 2020 (Predecessor) due to the reversal of an accrual recorded in years prior to 2020 related to an ICMS tax assessment in Brazil.

In the Predecessor 2021 Period, Corporate included the reversal of certain accruals at the close of the Imola Mergers, partially offset by merger-related costs of $2,314 incurred during the Predecessor 2021 Period which consisted of commitment fees, placement fees and other transaction costs for advisory and professional fees related to the Imola Mergers. In Fiscal Year 2020 (Predecessor), Corporate included costs related to the Imola Mergers and certain legal and restructuring expenses.

Total other (income) expense consisted primarily of interest expense and income, foreign currency exchange losses and gains and other non-operating gains and losses. We incurred other expenses of 8 basis points of net sales in the Predecessor 2021 Period compared to 11 basis points of net sales in Fiscal Year 2020 (Predecessor). The decrease is primarily due to the impact of a 7 basis point increase in gains related to an equity investment in the Predecessor 2021 Period compared to Fiscal Year 2020 (Predecessor).

We recorded an income tax provision of $126,479, or an effective tax rate of 25.0%, in the Predecessor 2021 Period as compared to $197,195, or an effective tax rate of 23.5%, in Fiscal Year 2020 (Predecessor). The Predecessor 2021 Period income tax provision included $9,120 of non-cash tax benefits, or 1.8 percentage points of the effective rate, related to the reversal of the full valuation allowance against Belgium deferred tax assets. The tax provision in the Predecessor 2021 Period also included other items that resulted in net tax expenses of $4,496, or 0.9 percentage points of the effective tax rate. Fiscal Year 2020 (Predecessor) income tax provision included $10,910 of tax benefit, or 1.3 percentage points of the effective rate, due to additional U.S. foreign tax

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credit utilization from recapture of an overall domestic loss, and other items that resulted in net tax benefits of $5,920, or 0.7 percentage points of the effective tax rate.

Results of Operations for the Successor 2021 Period and for Fiscal Year 2020 (Predecessor) (Amounts in thousands):

	Predecessor		Successor
	Fiscal Year Ended		Period from July 3, 2021 through January 1, 2022
	January 2, 2021
Net sales by reportable segment
North America	$20,417,713	42%	$11,572,674	41%
EMEA	15,771,247	32	8,526,486	30
Asia-Pacific	10,275,479	21	6,097,137	22
Latin America	2,656,014	5	1,852,406	7

Total	$49,120,453	100%	$28,048,703	100%

	Predecessor		Successor		Change—Increase (Decrease)
	Fiscal Year Ended		Period from July 3, 2021 through January 1, 2022
	January 2, 2021
Income from operations and income from operations margin by reportable segment	Income from Operations	Income from Operations Margin	Income from Operations	Income from Operations Margin	Income from Operations Margin
North America	429,868	2.11%	202,717	1.75%	(0.36)%
EMEA	278,432	1.77	196,473	2.30	0.53
Asia-Pacific	188,666	1.84	127,399	2.09	0.25
Latin America	54,252	2.04	61,310	3.31	1.27
Corporate	(9,900)	—	(235,563)	—	—
Cash-based compensation expense	(50,996)	—	(28,576)	—	—

Total	$890,322	1.81%	$323,760	1.15%	(0.66)%

	Predecessor	Successor
	Fiscal Year Ended January 2, 2021	Period from July 3, 2021 to January 1, 2022
Net sales	100.00%	100.00%
Cost of sales	92.65	92.43

Gross profit	7.35	7.57
Operating expenses:
Selling, general and administrative	5.54	6.01
Merger-related costs	—	0.41

Income from operations	1.81	1.15
Total other (income) expense	0.11	0.74

Income before income taxes	1.70	0.42
Provision for income taxes	0.40	0.07

Net income	1.30%	0.34%

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Consolidated net sales were $28,048,703 for the Successor 2021 Period, compared to $49,120,453 for Fiscal Year 2020 (Predecessor). Technology Solutions comprised 95% of our consolidated net sales for the Successor 2021 Period with the largest driver of sales, at 65%, comprised of commercial and consumer goods, specifically notebooks, peripherals and desktops. While our Other services were adversely impacted by global pricing changes in freight, our cloud-based solutions, which comprised 1% of consolidated net sales, experienced strong sales during the Successor 2021 Period. For Fiscal Year 2020 (Predecessor), consolidated net sales were primarily driven by Technology Solutions, which made up 91% of consolidated net sales, as the demand for work-from-home and learn-from-home increased due to the COVID-19 pandemic. This resulted in strong sales of commercial and consumer goods, particularly notebooks, peripherals and desktops, which made up 64% of consolidated net sales.

North American net sales were $11,572,674 for the Successor 2021 Period, compared to $20,417,713 for Fiscal Year 2020 (Predecessor). Technology Solutions comprised 94% of our North American net sales for the Successor 2021 Period. Commercial and consumer goods, specifically notebooks, desktops and consumer electronics products, made up 60% of net sales. Advanced solutions offerings, in particular networking, servers and virtualization, contributed to 34% of North American net sales in the Successor 2021 Period. Our Other services and cloud-based solutions, while relatively small with 5% and 1% of North American net sales, respectively, exhibited strong demand during the Successor 2021 Period. For Fiscal Year 2020 (Predecessor), North American net sales were driven primarily by Technology Solutions, which constituted 84% of North American net sales, particularly related to demand for commercial and consumer goods, specifically notebooks, desktops and accessories, which made up 51% of North American net sales as the demand for work-from-home increased due to the impact of the COVID-19 pandemic. This growth was partially offset by declines in sales of our advanced solutions offerings, primarily storage and servers, which made up 33% of North American net sales, as investments in these more costly and complex infrastructure solutions were put on hold due to the shutdown environment brought on by the COVID-19 pandemic. We also experienced growth in our North American cloud-based solutions in Fiscal Year 2020 (Predecessor).

EMEA net sales were $8,526,486 for the Successor 2021 Period, compared to $15,771,247 for Fiscal Year 2020 (Predecessor). Technology Solutions comprised 93% of our EMEA net sales for the Successor 2021 Period driven primarily by commercial and consumer goods, in particular notebooks and peripherals, at 65% of EMEA net sales. Sales of advanced solutions offerings, namely networking, servers and storage, contributed 28% to EMEA net sales in the Successor 2021 Period. Our Other services and cloud-based solutions, which represent 6% and 1% of EMEA net sales, respectively, also exhibited strong demand during the Successor 2021 Period. In Fiscal Year 2020 (Predecessor), Technology Solutions comprised 94% of EMEA net sales, with commercial and consumer goods sales, specifically notebooks and peripherals, representing 69% and advanced solutions offerings, namely networking, servers and storage, representing 25%. For Fiscal Year 2020 (Predecessor), EMEA net sales were driven by strong sales in all businesses across the region, but were led primarily by commercial and consumer goods sales, particularly notebooks, tablets and accessories, led by Germany and strong sales in mobility distribution in Spain.

Asia-Pacific net sales were $6,097,137 for the Successor 2021 Period, compared to $10,275,479 for Fiscal Year 2020 (Predecessor). Technology Solutions made up 99% of Asia-Pacific net sales for the Successor 2021 Period, with commercial and consumer goods, namely notebooks, peripherals and consumer electronics, constituting 73% of Asia-Pacific net sales. Advanced solutions offerings, in particular networking, servers and storage, also contributed 26% to Asia-Pacific net sales in the Successor 2021 Period, driven primarily by China and India. For Fiscal Year 2020 (Predecessor), Technology Solutions represented 99% of Asia-Pacific net sales, with the same categories noted above representing 79% and 20% of Asia-Pacific net sales, respectively. For the Successor 2021 Period, demand for each of these goods was strong as COVID-19 restrictions eased across much of the region, but work-from-home demand remained solid.

Latin American net sales were $1,852,406 for the Successor 2021 Period, compared to $2,656,014 for Fiscal Year 2020 (Predecessor). Technology Solutions made up 98% of Latin American net sales for the Successor

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2021 Period, led by commercial and consumer goods, specifically notebooks as the largest driver of sales, with 74% of the region’s total. Advanced solutions, namely networking, storage and server solutions, also contributed 24% to Latin American net sales. For Fiscal Year 2020 (Predecessor), Technology Solutions represented 98% of net sales for Latin America, with commercial and consumer goods, primarily notebooks, representing 75% and advanced solutions offerings, led by networking and servers, representing 23%, as enterprise level capital projects were scaled back during the COVID-19 pandemic.

Gross margin increased 22 basis points in the Successor 2021 Period compared to Fiscal Year 2020 (Predecessor). The increase was primarily attributable to strong growth and higher selling prices in high-demand commercial and consumer goods, namely notebooks and tablets, most notably in Latin America, Asia-Pacific and North America, as well as growth in our higher-margin advanced solutions offerings, in particular servers and computing solutions, led by our Asia-Pacific region. Our cloud-based solutions also saw robust growth in margin in the Successor 2021 Period compared to Fiscal Year 2020 (Predecessor), most notably in North America and EMEA. This growth was partially offset by the impact of a negative inventory revaluation in our U.S. Reverse Logistics and Repair business of $41,322, which had a negative impact to gross margin of 15 basis points.

Total SG&A expenses as a percentage of net sales in the Successor 2021 Period increased by 47 basis points compared to Fiscal Year 2020 (Predecessor). The increase was driven by increased compensation of 11 basis points of net sales, driven by additional headcount required to support higher revenue levels, market increases in wage rates, particularly in warehouse operations, as well as higher rental and occupancy costs. SG&A expense in the Successor 2021 Period also includes higher costs for investments in certain initiatives to accelerate our growth and profitability and optimize our operations following the acquisition by Platinum which increased 38 basis points. Depreciation expense also increased by 4 basis points as a percentage of net sales and amortization expense increased by 5 basis points as a percentage of sales, both as a result of the step-up of the fair value of fixed assets and intangible assets as a result of applying the acquisition method of accounting due to the Imola Mergers in the Successor 2021 Period. These increases were slightly offset by an 11 basis point decrease in other departmental operating expenses.

Operating margin decreased 66 basis points in the Successor 2021 Period compared to Fiscal Year 2020 (Predecessor), primarily reflecting the increase in SG&A expenses described above. Operating margin was negatively impacted in the Successor 2021 Period by the inventory revaluation in our U.S. Reverse Logistics and Repair business, which had a 16 basis point negative impact to operating margin, as well as Imola Merger-related costs, which had a 41 basis point negative impact to operating margin. The decrease was also driven by the impact of inflationary impacts on SG&A expenses.

Our North American operating margin decreased 36 basis points in the Successor 2021 Period compared to Fiscal Year 2020 (Predecessor) due primarily to a $43,974, or 38 basis points, charge in our U.S. Reverse Logistics and Repair business relating to a negative inventory revaluation, most of which was in gross margin. North America also experienced higher depreciation expense and amortization expense, which increased by 8 basis points and 3 basis points, respectively, as a percentage of North American net sales, due to the step-up of the fair value of fixed assets and intangible assets as a result of applying the acquisition method of accounting in connection with the Imola Mergers. These decreases were partially offset by margin growth in our cloud-based solutions and Technology Solutions, primarily due to demand for commercial and consumer goods, particularly notebooks and peripherals, as well as reductions in compensation expense and lower integration and transition costs as a percentage of sales in the Successor 2021 Period.

Our EMEA operating margin increased 53 basis points in the Successor 2021 Period compared to Fiscal Year 2020 (Predecessor), driven by favorable gross margin in our Other services, primarily in Sweden, and Technology Solutions, primarily notebooks in the United Kingdom, as well as favorable gross margin in our cloud-based solutions, primarily in Germany. This was partially offset by an increase in SG&A expenses, driven by higher compensation expense from inflationary impacts and higher sales in our labor-centric e-commerce logistics business, as well as higher depreciation expense of 4 basis points of EMEA net sales in the Successor

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2021 Period compared to Fiscal Year 2020 (Predecessor) due to the step-up of the fair value of fixed assets as a result of applying the acquisition method of accounting in connection with the Imola Mergers.

Our Asia-Pacific operating margin increased 25 basis points in the Successor 2021 Period compared to Fiscal Year 2020 (Predecessor) primarily due to robust growth in Technology Solutions, particularly in our higher-margin advanced solutions offerings, namely servers and computing, led by China, as well as commercial and consumer goods, in particular notebooks and peripherals, most notably in Australia and India. This was partially offset by an increase in SG&A expenses in the Successor 2021 Period, most notably bad debt expense and amortization expense, which increased by 15 basis points and 18 basis points respectively, of Asia-Pacific net sales in the Successor 2021 Period compared to Fiscal Year 2020 (Predecessor). Bad debt expense increases are primarily aging-related as collection times have increased in certain markets, while higher amortization expense relates to the step-up in fair value of intangible assets as a result of applying the acquisition method of accounting in connection with the Imola Mergers.

Our Latin American operating margin increased 127 basis points in the Successor 2021 Period compared to Fiscal Year 2020 (Predecessor), primarily due to robust growth in gross profit from higher sales in Technology Solutions, specifically commercial and consumer goods, led by notebooks, most notably in Brazil and Mexico, as well as advanced solutions offerings, in particular networking and servers, primarily in Chile and Mexico. Operating margin was also positively impacted by reductions in salaries and wages expense and bad debt expense, which decreased by 9 basis points and 25 basis points, respectively, of Latin American net sales in the Successor 2021 Period compared to Fiscal Year 2020 (Predecessor).

In the Successor 2021 Period, Corporate costs consisted primarily of merger-related costs of $114,332, which included commitment fees, placement fees and other transaction costs for advisory and professional fees related to the Imola Mergers, $75,000 of expense related to the true-up in value of contingent consideration resulting from the Imola Mergers, $15,767 of fees related to investments in certain initiatives to accelerate our growth and profitability and optimize our operations following the acquisition by Platinum, and $12,500 of advisory fees paid to Platinum Advisors. Corporate costs also included $9,400 related to an executive transition agreement. In Fiscal Year 2020 (Predecessor), Corporate included costs related to the Imola Mergers and certain legal and restructuring expenses.

Total other (income) expense consisted primarily of interest expense and income, foreign currency exchange losses and gains and other non-operating gains and losses. We incurred other expenses of 74 basis points of net sales in the Successor 2021 Period compared to 11 basis points of net sales in Fiscal Year 2020 (Predecessor). The increase is mainly attributed to a 41 basis point of net revenue increase in interest expense, due to the issuance of new debt in connection with the Imola Mergers, as well as an increase in foreign currency exchange loss of 8 basis points of net revenue in the Successor 2021 Period compared to Fiscal Year 2020 (Predecessor).

We recorded an income tax provision of $20,023, or an effective tax rate of 17.1%, in the Successor 2021 Period compared to $197,195, or an effective tax rate of 23.5%, in Fiscal Year 2020 (Predecessor). The Successor 2021 Period income tax provision included $63,519 of non-cash tax benefits, or 54.4 percentage points of the effective rate, related to the reversal of the full valuation allowance against Luxembourg deferred tax assets; and $14,115 of non-cash tax benefits, or 12.1 percentage points of the effective rate, related to establishment of net deferred tax assets for basis differences on held for sale subsidiaries. The tax benefits are partially offset by the impact of the Imola Mergers non-recurring expenses, including $18,750, or 16.1 percentage points of the effective rate, related to a non-deductible expense related to the contingent consideration provided in the Imola Mergers, and $8,428, or 7.2 percentage points of the effective rate, related to non-deductible transaction costs. In addition, there is an impact of $19,564, or 16.8 percentage points of the effective tax rate, due to additional U.S. federal non-cash tax expenses on foreign earnings associated with non-recurring transactions. The tax provision in the Successor 2021 Period also included other items that resulted in net tax expenses of $6,638, or 5.7 percentage points of the effective tax rate. Fiscal Year 2020 (Predecessor) income tax provision included $10,910 of tax benefit, or 1.3 percentage points of the effective rate, due to additional U.S. foreign tax credit utilization from recapture of an overall domestic loss, and other items that resulted in net tax benefits of $5,920 or 0.7 percentage points of the effective tax rate.

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Results of Operations for the Unaudited Pro Forma Combined 2021 period and for Fiscal Year 2020 (Predecessor) (Amounts in thousands):

To facilitate comparability of Fiscal Year 2020 (Predecessor) to the Unaudited Pro Forma Combined 2021 Period, we present unaudited pro forma condensed combined financial information for key financial metrics and results of operations for the Unaudited Pro Forma Combined 2021 Period to illustrate the effects of the Imola Mergers, including the Financing Transactions, as if they had occurred on January 3, 2021. See Unaudited Pro Forma Condensed Combined Statement of Income.

	Predecessor		Unaudited Pro Forma Combined 2021 Period		Change—Increase (Decrease)
	Fiscal Year Ended
	January 2, 2021				Amount	Percentage
Net sales by reportable segment
North America	$20,417,713	42%	$22,140,990	41%	$1,723,277	8.4%
EMEA	15,771,247	32	17,065,120	31	1,293,873	8.2
Asia-Pacific	10,275,479	21	11,616,855	21	1,341,376	13.1
Latin America	2,656,014	5	3,632,607	7	976,593	36.8

Total	$49,120,453	100%	$54,455,572	100%	$5,335,119	10.9%

	Predecessor		Unaudited Pro Forma 2021 Period		Change—Increase (Decrease)
	Fiscal Year Ended
	January 2, 2021
Income from operations and income from operations margin by reportable segment	Income from Operations	Income from Operations Margin	Income from Operations	Income from Operations Margin	Income from Operations	Income from Operations Margin
North America	429,868	2.11%	374,164	1.69%	(55,704)	(0.42)%
EMEA	278,432	1.77	361,054	2.12	82,622	0.35
Asia-Pacific	188,666	1.84	228,945	1.97	40,279	0.13
Latin America	54,252	2.04	127,958	3.52	73,706	1.48
Corporate	(9,900)	—	(247,169)	—	(237,269)	—
Cash-based compensation expense	(50,996)	—	(56,004)	—	(5,008)	—

Total	$890,322	1.81%	$788,948	1.45%	$(101,374)	(0.36)%

	Predecessor	Unaudited Pro Forma Combined 2021 Period
	Fiscal Year Ended January 2, 2021
Net sales	100.00%	100.00%
Cost of sales	92.65	92.45

Gross profit	7.35	7.55
Operating expenses:
Selling, general and administrative	5.54	5.89
Merger-related costs	—	0.21

Income from operations	1.81	1.45
Total other (income) expense	0.11	0.57

Income before income taxes	1.70	0.87
Provision for income taxes	0.40	0.20

Net income	1.30%	0.67%

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The 10.9% increase in our consolidated net sales for the Unaudited Pro Forma Combined 2021 Period compared to Fiscal Year 2020 (Predecessor), reflects solid growth across all regions led by particularly strong net sales of commercial and consumer goods, which grew by $3,950,925, or 13%, globally, driven by notebooks, peripherals and desktops, as work-from-home and learn-from-home demand remained strong throughout 2021. We also saw strong revenue growth in advanced solutions offerings, which grew by $2,142,699, or 16%, particularly networking, servers and storage, driven by an increase in demand as a result of easing COVID-19 restrictions and increasing corporate projects driven by return-to-work initiatives. Our cloud-based solutions also grew globally by more than 27% in 2021 compared to 2020. These growth factors were partially offset by declines in our Other services in the U.S., which was impacted by lower demand, product constraints and the exit of a key customer during 2021. The translation impact of foreign currencies relative to the U.S. dollar had a positive impact on our revenue growth of approximately 2.4% for the Unaudited Pro Forma Combined 2021 Period, compared to Fiscal Year 2020 (Predecessor).

The 8.4% increase in our North American net sales for the Unaudited Pro Forma Combined 2021 Period compared to Fiscal Year 2020 (Predecessor) was primarily driven by a $2,222,632, or 22%, growth in commercial and consumer goods net sales, attributed to strong growth in notebooks, peripherals and desktops, as demand for work-from-home has remained strong. Advanced solutions offerings grew by $498,973, or 7%, driven particularly by networking and virtualization solutions, as corporate projects increased throughout 2021. We also experienced growth of $34,677, or 33%, in our North American cloud-based solutions in 2021 compared to 2020. This growth was partially offset by declines in Other services in the U.S. of $1,033,005, or 33%, particularly in our U.S. Reverse Logistics and Repair business, driven by the aforementioned lower demand, as well as the exit of a key customer, along with declines in U.S. mobility distribution, driven in large part by product constraints throughout the year.

The 8.2% increase in our EMEA net sales for the Unaudited Pro Forma Combined 2021 Period compared to Fiscal Year 2020 (Predecessor) was mainly driven by increased sales across all business lines. We saw sales growth in commercial and consumer goods, primarily in notebooks and peripherals, of $484,741, or 4%, primarily led by the United Kingdom, France and Sweden, as well as double-digit growth in DC / POS net sales across the region, mostly driven by the United Kingdom and Germany. We also saw growth of $598,320, or 15%, in our advanced solutions offerings, driven by our Turkey, France and Germany businesses with networking solutions a primary driver of strength. Our Other services and cloud-based solutions business in the region saw double-digit sales growth in 2021 compared to 2020, with our Other services growing $196,427, or 22%, and cloud-based solutions growing $14,384, or 17%. In addition, the translation impact of foreign currencies relative to the U.S. dollar had a positive impact of approximately 3.9% on the region’s net sales.

The 13.1% increase in our Asia-Pacific net sales for the Unaudited Pro Forma Combined 2021 Period compared to Fiscal Year 2020 (Predecessor) reflects growth primarily in sales of advanced solutions offerings, namely networking and computing, which grew by $841,938, or 40%, particularly driven by China and India. We also saw strong demand in commercial and consumer goods, primarily notebooks, consumer electronics, peripherals and desktops, which saw strong growth of $488,203, or 6%, most notably in India, Singapore and Australia. Additionally, our cloud-based solutions grew by $7,459, or 37%, and our Other services grew by $3,776, or 9%, both led by New Zealand and India. The translation impact of foreign currencies relative to the U.S. dollar had a positive impact of approximately 3.6% on the region’s net sales.

The 36.8% increase in Latin American net sales reflects double-digit growth across all lines of business. We saw strong growth in commercial and consumer goods sales of $755,349, or 38%, led by notebooks, tablets, consumer electronics and accessories in Mexico, Miami Export and Chile. We likewise experienced robust growth in advanced solutions offerings of $203,468, or 34%, in computing, servers and networking primarily in Colombia, Miami Export and Chile. Growth in our Other services of $12,364, or 32%, as well as our cloud-based solutions of $5,411, or 38%, were both led primarily by Mexico, Brazil and Miami Export. The translation impact of foreign currencies relative to the U.S. dollar had a positive impact of approximately 1.4% on the region’s net sales.

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Gross profit increased by $500,276, or 13.9% in the Unaudited Pro Forma Combined 2021 Period compared to Fiscal Year 2020 (Predecessor) and gross margin increased 20 basis points. This increase was primarily attributable to strong growth in commercial and consumer goods, most notably in Asia-Pacific, North America and Latin America regions, which continue to exhibit higher prices given high demand and supply constraints. Our higher-margin advanced solutions offerings and cloud-based solutions also grew well year-over-year, particularly in EMEA, Asia-Pacific and Latin America. This growth was partially offset by the impact of a negative inventory revaluation in our U.S. Reverse Logistics and Repair business of $77,933, which had a 14 basis point negative impact on our gross margin for 2021.

Total SG&A expenses increased $485,004, or 17.8%, in the Unaudited Pro Forma Combined 2021 Period compared to Fiscal Year 2020 (Predecessor). The increase in SG&A expenses was driven by the impact of pro forma adjustments in the Unaudited Pro Forma Combined 2021 Period for depreciation of $42,309, a 32% increase year-over-year, and amortization expense of $38,118, a 61% increase year-over-year, related to the step-up of the fair value of assets as a result of applying the acquisition method of accounting resulting from the Imola Mergers. The increase was also driven by increased compensation of $314,456, a 14.8% increase resulting from additional headcount to support higher revenue levels, as well as market increases in wage rates, particularly in warehouse operations. The increase was also driven by higher software-related costs of $8,241, or 28%, as well as higher rental and occupancy costs of $7,682, or 34%. The increase year-over-year is also impacted by an increase of $212,376 primarily related to Corporate costs discussed below.

Operating margin decreased 36 basis points in the Unaudited Pro Forma Combined 2021 Period compared to Fiscal Year 2020 (Predecessor), as higher gross margins were more than offset by the Imola Merger-related costs, which had a negative impact of 21 basis points, as well as the inventory revaluation in our U.S. Reverse Logistics and Repair business of 15 basis points. Operating margin was further impacted by increased depreciation and amortization expenses and the higher SG&A expenses explained above. Operating margin was also negatively impacted by the inventory revaluation in our U.S. Reverse Logistics and Repair business, most of which was in gross margin. Excluding the negative impacts of the Imola Merger-related costs, as well as the inventory revaluation in our U.S. Reverse Logistics and Repair business, operating margin was consistent with Fiscal Year 2020 (Predecessor).

Our North American operating margin decreased 42 basis points in the Unaudited Pro Forma Combined 2021 Period compared to Fiscal Year 2020 (Predecessor) due primarily to a charge in our U.S. Reverse Logistics and Repair business related to inventory revaluation totaling $82,056, or 37 basis points of North America net sales. Most of this charge was recorded in gross margin. North American operating margin was also negatively impacted by higher lease and software-related costs of 5 basis points as a percentage of sales. Additionally, our pro forma results reflect an increase in depreciation expense of $29,525 or 35%, as well as an increase in amortization expense of $11,909 or 35% compared to Fiscal Year 2020 (Predecessor) due to the step-up of the fair value of assets as a result of applying the acquisition method of accounting resulting from the Imola Mergers. These negative impacts were partially mitigated by lower SG&A expenses as a percentage of net sales and higher topline sales in Technology Solutions, as well as positive margin impact from higher growth in the cloud-based solutions during 2021 and solid leverage on higher compensation and headcount to serve the higher sales levels.

Our EMEA operating margin increased 35 basis points in the Unaudited Pro Forma Combined 2021 Period compared to Fiscal Year 2020 (Predecessor), driven by the favorable gross margin described above from the increased demand in Technology Solutions, specifically in commercial and consumer goods, as well as strong growth in our higher-margin advanced solutions, in particular DC / POS and networking, and cloud-based solutions. Gross margin was also bolstered by higher revenues in our fee-for-service e-commerce businesses in EMEA. This was partially offset by an increase in SG&A expenses, related to higher variable costs on sales volume and wage rate increases, particularly in warehouse operations, as well as higher growth in our fee-for-service e-commerce business, which is more labor intensive. Further, 2021 pro forma results reflect an increase in depreciation expense of $8,871 or 27%, as well as an increase in amortization expense of $4,074, or 16% compared to Fiscal Year 2020 (Predecessor) due to the step-up of the fair value of assets as a result of applying the acquisition method of accounting resulting from the Imola Mergers.

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The increase in our Asia-Pacific operating margin of 13 basis points in the Unaudited Pro Forma Combined 2021 Period compared to Fiscal Year 2020 (Predecessor) is primarily due to robust growth in our higher-margin advanced solutions business, most notably in China and India. These results were further bolstered by strong growth in our commercial and consumer and cloud-based solutions. These results were partially offset by an increase in amortization expense of $21,639, or 1,446%, as well as an increase in depreciation expense of $2,460, or 27% compared to Fiscal Year 2020 (Predecessor) due to the step-up of the fair value of assets as a result of applying the acquisition method of accounting resulting from the Imola Mergers. The results were also partially offset by higher variable compensation costs of 8 basis points driven by higher sales volumes and headcount investments made since the prior year to drive continued growth strategies.

Our Latin American operating margin increased 148 basis points in the Unaudited Pro Forma Combined 2021 Period compared to Fiscal Year 2020 (Predecessor), primarily due to an increase in gross profit from higher sales in Technology Solutions, driven relatively equally by commercial and consumer and advanced solutions. Additionally, we saw growth in our higher-margin cloud-based solutions and Other services compared to the prior year. Operating margin was also positively impacted by $7,071, or 20 basis points, as a percentage of sales, due to a reversal of a transactional tax provision in Brazil that is no longer expected to be paid as the statute of limitations has passed. Operating margin was further bolstered by diligent expense management and solid leverage on higher compensation and headcount to serve the higher sales levels.

In the Unaudited Pro Forma Combined 2021 Period, Corporate costs consisted primarily of merger-related costs of $116,646, which included commitment fees, placement fees and other transaction costs for advisory and professional fees related to the Imola Mergers, $75,000 of expense related to the true-up in value of the contingent consideration resulting from the Imola Mergers, $15,822 of fees related to investments in certain initiatives to accelerate our growth and profitability and optimize our operations following the acquisition by Platinum and $25,000 of advisory fees paid to Platinum Advisors. Corporate costs also included $9,400 related to an executive transition agreement. In Fiscal Year 2020 (Predecessor), Corporate included costs related to the Imola Mergers and certain legal and restructuring expenses.

Total other (income) expense consisted primarily of interest expense and income, foreign currency exchange losses and gains and other non-operating gains and losses. We incurred other expenses of $312,702 in the Unaudited Pro Forma Combined 2021 Period compared to $52,656 in Fiscal Year 2020 (Predecessor). This was primarily driven by higher interest expense due to the issuance of new debt in connection with the Imola Mergers, as well as a foreign currency exchange loss of $18,892 in the Unaudited Pro Forma Combined 2021 Period compared to a gain of $9,001 in Fiscal Year 2020 (Predecessor). These were partially offset by gains in 2021 related to an equity investment.

We recorded an income tax provision of $110,136, or an effective tax rate of 23.1%, in the Unaudited Pro Forma Combined 2021 Period compared to $197,195, or an effective tax rate of 23.5%, in Fiscal Year 2020 (Predecessor). The income tax provision for the Unaudited Pro Forma Combined 2021 Period included $63,519 and $9,120 of non-cash tax benefits, or 13.3 percentage points and 1.9 percentage points of the effective rate, related to the reversal of the full valuation allowance against Luxembourg and Belgium deferred tax assets, respectively; and $14,115 of non-cash tax benefits, or 3.0 percentage points of the effective rate, related to establishment of net deferred tax assets for basis differences on held for sale subsidiaries. The tax benefits are partially offset by the impact of the Imola Mergers non-recurring expenses, including $18,750, or 3.9 percentage points of the effective rate, related to a non-deductible expense related to the contingent consideration provided in the Imola Mergers, and $8,428, or 1.8 percentage points of the effective rate, related to non-deductible transaction costs. In addition, there is an impact of $19,564, or 4.1 percentage points of the effective tax rate, due to additional U.S. federal non-cash tax expenses on foreign earnings associated with non-recurring transactions. The tax provision for the Unaudited Pro Forma Combined 2021 Period also included other items that resulted in net tax expenses of $11,134, or 2.3 percentage points of the effective tax rate. Fiscal Year 2020 (Predecessor) income tax provision included $10,910 of tax benefits, or 1.3 percentage points of the effective rate, due to additional U.S. foreign tax credit utilization from recapture of an overall domestic loss, and other items that resulted in net tax benefits of $5,920, or 0.7 percentage points of the effective tax rate.

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Non-GAAP Financial Measures

We believe that, in addition to our results determined in accordance with GAAP, EBITDA and Adjusted EBITDA, Adjusted Income from Operations, Adjusted Income from Operations Margin, Adjusted Free Cash Flow and Adjusted Return on Invested Capital are useful in evaluating our business and the underlying trends that are affecting our performance. The non-GAAP measures noted above are primary indicators that our management uses internally to conduct and measure its business and evaluate the performance of its consolidated operations. Our management believes these non-GAAP financial measures are useful as they provide meaningful comparisons to prior periods and an alternate view of the impact of acquired businesses. These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP. These non-GAAP financial measures reflect an additional way of viewing aspects of our operations that, when viewed with our GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business. A material limitation associated with these non-GAAP measures as compared to the GAAP measures is that they may not be comparable to other companies with similarly titled items that present related measures differently. The non-GAAP measures should be considered as a supplement to, and not as a substitute for or superior to, the corresponding measures calculated in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” and “Summary Historical and Unaudited Pro Forma Condensed Combined Financial and Other Data” for explanations of how we calculate these measures and for reconciliation to the most directly comparable financial measure stated in accordance with GAAP.

EBITDA and Adjusted EBITDA

We regularly monitor EBITDA and Adjusted EBITDA internally to conduct and measure our business and evaluate the performance of our consolidated operations. Management believes that in addition to our results determined in accordance with GAAP, EBITDA and Adjusted EBITDA are useful in evaluating our business and the underlying trends that are affecting our performance because they are key measures used by our management, Platinum and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating EBITDA and Adjusted EBITDA facilitate operating performance comparisons on a period-to-period basis and excludes items that we do not consider to be indicative of our core operating performance.

EBITDA is calculated as net income before net interest expense, income taxes, depreciation and amortization expenses. We define Adjusted EBITDA as EBITDA adjusted to give effect to (i) restructuring costs incurred primarily related to employee termination benefits in connection with actions to align our cost structure in certain markets, (ii) net realized and unrealized foreign currency exchange gains and losses, including net gains and losses on derivative instruments not receiving hedge accounting treatment, (iii) costs of integration, transition and operational improvement initiatives primarily related to professional, consulting, integration and implementation costs associated with the Imola Mergers, as well as consulting, retention and transition costs associated with our organizational effectiveness programs charged to SG&A expenses, (iv) annual advisory fee paid to Platinum Advisors, (v) cash-based compensation expense associated with our cash-based long-term incentive program for certain employees in lieu of equity-based compensation and (vi) certain other items as defined in our Credit Agreements.

EBITDA and Adjusted EBITDA are non-GAAP financial measures and are not intended to replace financial performance measures determined in accordance with GAAP, such as income from operations and net income. Rather, we present EBITDA and Adjusted EBITDA as supplemental measures of our performance. As non-GAAP financial measures, our computation of EBITDA and Adjusted EBITDA may vary from similarly termed non-GAAP financial measures used by other companies, making comparisons with other companies on the basis of these measures impracticable.

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EBITDA and Adjusted EBITDA are used to facilitate a comparison of the ordinary, ongoing and customary course of our operations on a consistent basis from period to period and provides an additional understanding of factors and trends affecting our business. Such measures do not necessarily indicate whether cash flow will be sufficient or available to meet our cash requirements and may not be indicative of our historical operating results, nor are such measures meant to be predictive of our future results. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider either measure in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	they do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments on our debts;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and EBITDA and Adjusted EBITDA do not reflect any cash requirements that would be required for such replacements; and

•	some of the exceptional items that we eliminate in calculating EBITDA and Adjusted EBITDA reflect cash payments that were made, or will in the future be made.

The following table reconciles net income to EBITDA and Adjusted EBITDA:

	Predecessor		Successor
	Fiscal Year 2020	Predecessor 2021 Period	Successor 2021 Period	Fiscal Year 2022	Unaudited 2022 Interim Period	Unaudited 2023 Interim Period
(Amounts in thousands)	Year Ended January 2, 2021	Period from January 3, 2021 to July 2, 2021	Period from July 3, 2021 to January 1, 2022	Year Ended December 31, 2022	Thirty-nine Weeks Ended October 1, 2022	Thirty-nine Weeks Ended September 30, 2023

Net income	$640,471	$378,475	$96,734	$2,394,489	$2,293,575	$216,188
Interest income	(22,773)	(11,744)	(6,306)	(22,911)	(16,579)	(25,160)
Interest expense	86,693	44,281	183,208	320,230	226,995	284,751
Provision for income taxes	197,195	126,479	20,023	420,052	372,251	93,511
Depreciation and amortization	194,541	99,542	137,484	197,111	149,556	138,770

EBITDA	$1,096,127	$637,033	$431,143	$3,308,971	$3,025,798	$708,060

Restructuring costs	1,186	202	831	10,138	9,573	19,090
Net foreign currency exchange (gain) loss	(9,001)	1,419	17,473	69,597	22,900	18,641
Integration, transition and operational improvement costs (1)	18,660	(7,817)	242,400	(2,163,975)	(2,187,530)	89,858
Advisory fee	—	—	12,500	25,000	18,750	18,750
Cash-based compensation expense	50,996	27,428	28,576	35,418	24,269	25,395
Other	11,924	(10,495)	13,355	64,250	40,894	37,908

Adjusted EBITDA	$1,169,892	$647,770	$746,278	$1,349,399	$954,654	$917,702

(1)	Includes the Gain on CLS Sale.

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Adjusted Income from Operations and Adjusted Income from Operations Margin

We regularly monitor Adjusted Income from Operations internally to conduct and measure our business and evaluate the performance of our consolidated operations. We define Adjusted Income from Operations for a particular period as income from operations plus (i) amortization of intangibles, (ii) restructuring costs, (iii) integration and transition costs and (iv) advisory fee paid to Platinum Advisors under the Advisory Agreement. Adjusted Income from Operations Margin is calculated as Adjusted Income from Operations, as defined above, divided by net sales. Adjusted Income from Operations and Adjusted Income from Operations Margin have limitations as analytical tools, and you should not consider either measure in isolation or as a substitute for analysis of our results as reported under GAAP. Adjusted Income from Operations is a key measure used by our management and board of directors to understand and evaluate our operating performance and trends by removing the impact of non-operational factors.

	Predecessor		Successor
	Fiscal Year 2020	Predecessor 2021 Period	Successor 2021 Period	Fiscal Year 2022	Unaudited 2022 Interim Period	Unaudited 2023 Interim Period
(Amounts in thousands)	Year Ended January 2, 2021	Period from January 3, 2021 to July 2, 2021	Period from July 3, 2021 to January 1, 2022	Year Ended December 31, 2022	Thirty-nine Weeks Ended October 1, 2022	Thirty-nine Weeks Ended September 30, 2023
Income from operations	$890,322	$525,500	$323,760	$3,248,930	$2,950,400	$613,412
Amortization of intangibles	62,807	31,799	50,462	91,039	69,026	65,313
Restructuring costs	1,186	202	831	10,138	9,573	19,090
Integration and transition costs (1)	18,660	(7,817)	226,353	(2,212,975)	(2,212,658)	14,165
Advisory fee	—	—	12,500	25,000	18,750	18,750

Adjusted Income from Operations	$972,975	$549,684	$613,906	$1,162,132	$835,091	$730,730

Net sales	49,120,453	26,406,869	28,048,703	50,824,490	38,098,659	35,020,863

Income from operations margin	1.81%	1.99%	1.15%	6.39%	7.74%	1.75%

Adjusted Income from Operations Margin	1.98%	2.08%	2.19%	2.29%	2.19%	2.09%

(1)	Includes the Gain on CLS Sale.

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Return on Invested Capital

To provide investors with additional information regarding our financial results, we have disclosed in the table below and elsewhere in this prospectus Return on Invested Capital.

	Predecessor		Successor
	Fiscal Year 2020	Predecessor 2021 Period	Successor 2021 Period	Fiscal Year 2022	Unaudited 2022 Interim Period	Unaudited 2023 Interim Period
(Amounts in thousands)	Year Ended January 2, 2021	Period from January 3, 2021 through July 2, 2021	Period from July 3, 2021 through January 1, 2022	Year Ended December 31, 2022	Thirty-nine Weeks Ended October 1, 2022	Thirty-nine Weeks Ended September 30, 2023
Net income	$640,471	$378,475	$96,734	$2,394,489	$2,293,575	$216,188
Provision for income taxes	197,195	126,479	20,023	420,052	372,251	93,511
Total other (income) expenses	52,656	20,546	207,003	434,389	284,574	303,713

Income from operations	890,322	525,500	323,760	3,248,930	2,950,400	613,412
Income taxes on income from operations (1)	(227,362)	(130,781)	(40,798)	(508,949)	(428,268)	(163,848)

Income from operations after taxes	662,960	394,719	282,962	2,739,981	2,522,132	449,564
Stockholders’ equity	5,011,688	5,161,145	2,693,429	3,058,068	2,726,266	3,230,744
Long-term debt	931,579	7,687	4,640,888	4,174,027	4,084,039	3,619,081
Short-term debt and current maturities of long-term debt (Restated) (2)	79,032	149,234	179,332	200,327	214,567	352,309
Cash and cash equivalents (Restated) (2)(3)	(1,409,893)	(1,553,079)	(1,251,608)	(1,320,137)	(844,613)	(864,627)

Invested capital	4,612,406	3,764,987	6,262,041	6,112,285	6,180,259	6,337,507

Return on invested capital (4)(5)	14.4%	21.0%	9.0%	44.8%	54.4%	9.5%

Period in weeks for non-52 week periods	52	26	26	52	39	39
Number of weeks	52	52	52	52	52	52

(1)

Income taxes on income from operations was calculated by excluding the current and deferred income taxes associated with total other (income) expenses from the provision for income taxes for the respective periods.

(2)

Information marked as restated refers to financial statement amounts that were subject to the restatement of certain of our financial statements. See Note 3, “Restatement of Previously Issued Financial Statements,” to our audited consolidated financial statements and Note 3, “Restatement of Previously Issued Financial Statements,” to our unaudited condensed consolidated financial statements.

(3)	Cash and cash equivalents for the Successor 2021 Period and the Unaudited 2022 Interim Period (Successor) includes $23,729 and $4,287, respectively, of cash held for sale.
(4)

Return on Invested Capital is defined as income from operations, after taxes, divided by the invested capital for the period. Income from operations, after taxes, for a particular period is defined as (i) net income plus (ii) the GAAP provision for income taxes plus (iii) other income/expense less (iv) the GAAP provision for income taxes on the sum of (i), (ii) and (iii). Invested capital is equal to stockholders’ equity plus long-term debt plus short-term debt and the current maturities of long-term debt less cash and cash equivalents at the end of each period.

(5)	Calculations for Fiscal Year 2022 (Successor) and the Unaudited 2022 Interim Period (Successor) include the gain of $2,283,820 and $2,271,466 respectively, as a result of the CLS Sale.

Adjusted Return on Invested Capital

We regularly monitor Adjusted Return on Invested Capital internally to conduct and measure our business and evaluate the performance of our consolidated operations. Adjusted Return on Invested Capital is defined as Adjusted Net Income divided by the invested capital for the period. Adjusted Net Income for a particular period is defined as net income plus (i) other income/expense, (ii) amortization of intangibles, (iii) restructuring costs, (iv) integration and transition costs, (v) the advisory fee paid to Platinum Advisors under the Advisory Agreement plus (vi) the GAAP tax provisions for and/or valuation allowances on items (i), (ii), (iii), (iv) and (v) plus (vii) the GAAP tax provisions for and/or valuation allowances on large non-recurring or discrete items. Invested capital is equity plus debt less cash and cash equivalents at the end of each period. Adjusted Return on Invested Capital provides a measure of the efficiency with which the Company invests its capital in the business. Adjusted Return on Invested Capital incorporates elements of both profit generation and the capital invested in the business and provides a meaningful gauge of the level of overall value generation when compared to the weighted average cost of capital. This methodology provides a clearer picture to investors of the ongoing

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business irrespective of temporary volatility that may result from non-recurring business activities including tax impacts thereon. Adjusted Return on Invested Capital has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

	Predecessor		Successor
	Fiscal Year 2020	Predecessor 2021 Period	Successor 2021 Period	Fiscal Year 2022	Unaudited 2022 Interim Period	Unaudited 2023 Interim Period
(Amounts in thousands)	Year Ended January 2, 2021	Period from January 3, 2021 to July 2, 2021	Period from July 3, 2021 to January 1, 2022	Year Ended December 31, 2022	Thirty-nine Weeks Ended October 1, 2022	Thirty-nine Weeks Ended September 30, 2023
Net income	$640,471	$378,475	$96,734	$2,394,489	$2,293,575	$216,188
Pre-tax adjustments:
Other (income) expense	52,656	20,546	207,003	434,389	284,574	303,713
Amortization of intangibles	62,807	31,799	50,462	91,039	69,026	65,313
Restructuring costs	1,186	202	831	10,138	9,573	19,090
Integration and transition costs	18,660	(7,817)	226,353	70,845	58,808	14,165
Advisory fee	—	—	12,500	25,000	18,750	18,750
Gain on CLS Sale	—	—	—	(2,283,820)	(2,271,466)	—
Tax adjustments:
Tax impact of pre-tax adjustments excluding gain on CLS Sale (a)	(49,858)	(10,123)	(63,373)	(125,486)	(87,339)	(96,858)
Tax impact of Luxembourg valuation allowance reversal (b)	—	—	(63,519)	—	—	—
Tax impact of gain on CLS Sale (c)	—	—	(11,115)	246,450	243,562	—
Other discrete items (d)	(5,920)	(6,316)	(1,585)	(3,067)	(1,096)	379

Adjusted Net Income	$720,002	$406,766	$454,291	$859,977	$617,967	$540,740
Stockholders’ equity	5,011,688	5,161,145	2,693,429	3,058,068	2,726,266	3,230,744
Long-term debt	931,579	7,687	4,640,888	4,174,027	4,084,039	3,619,081
Short-term debt and current maturities of long-term debt (Restated) (e)	79,032	149,234	179,332	200,327	214,567	352,309
Cash and cash equivalents (Restated) (e)(f)	(1,409,893)	(1,553,079)	(1,251,608)	(1,320,137)	(844,613)	(864,627)

Invested capital	4,612,406	3,764,987	6,262,041	6,112,285	6,180,259	6,337,507
Number of Days	364	181	183	364	273	273

Adjusted Return on Invested Capital	15.6%	21.7%	14.4%	14.1%	13.3%	11.4%

(a)

Tax impact of pre-tax adjustments (excluding tax on the Gain on CLS Sale, which is presented separately in item (c) below) reflects the current and deferred income taxes associated with the above pre-tax adjustments in arriving at Adjusted Net Income.

(b)

In the Successor 2021 Period, we concluded that NOL’s related to our Luxembourg treasury operations, would be more likely than not realizable, which resulted in a valuation allowance release that generated a non-cash income tax benefit of $63,519. We excluded the material change in our valuation allowance to provide a more meaningful evaluation of current operating income.

(c)

In the Successor 2021 Period, we excluded certain tax adjustments included within our provision for income taxes under GAAP for temporary and permanent differences in stock basis and pre-transaction intercompany sales

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related to the CLS Sale to provide a more meaningful evaluation of our operating performance. In Fiscal Year 2022 (Successor), we recorded $246,450 tax expense related to the Gain on CLS Sale. In the Unaudited 2022 Interim Period (Successor), we recorded $243,562 tax expense related to the Gain on CLS Sale.
(d)

Other discrete items represent non-recurring adjustments resulting from valuation allowance adjustments of ($2,369), ($11,478), and $4,257 in Fiscal Year 2020 (Predecessor), Predecessor 2021 Period, and Fiscal Year 2022 (Successor); adjustments of uncertain tax liabilities of ($2,937), $1,484, ($2,759) ($5,710) and ($1,010) in Fiscal Year 2020 (Predecessor), Predecessor 2021 Period, Successor 2021 Period, Fiscal Year 2022 (Successor) and Unaudited 2022 Interim Period (Successor); and other minor non-recurring items.

(e)

Information marked as restated refers to financial statement amounts that were subject to the restatement of certain of our financial statements. See Note 3, “Restatement of Previously Issued Financial Statements,” to our audited consolidated financial statements and Note 3, “Restatement of Previously Issued Financial Statements,” to our unaudited condensed consolidated financial statements.

(f)	Cash and cash equivalents for the Successor 2021 Period and the Unaudited 2022 Interim Period (Successor) includes $23,729 and $4,287, respectively, of cash held for sale.

Adjusted Free Cash Flow

We regularly monitor Adjusted Free Cash Flow internally to conduct and measure our business and evaluate the performance of our consolidated operations and the generation of cash to fund financing and investing needs outside of capital expenditures. Adjusted Free Cash Flow means net income adjusted to give effect to (i) depreciation and amortization, (ii) other non-cash items and changes to non-working capital assets/liabilities, (iii) changes in working capital, (iv) proceeds from the deferred purchase price of factored receivables and (v) capital expenditures. Adjusted Free Cash Flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

Information marked as restated refers to financial statement amounts that were subject to the restatement of certain of our financial statements. See Note 3, “Restatement of Previously Issued Financial Statements,” to our audited consolidated financial statements and Note 3, “Restatement of Previously Issued Financial Statements,” to our unaudited condensed consolidated financial statements.

The following table reconciles net income to Adjusted Free Cash Flow:

	Annual Periods
	Predecessor		Successor
	Fiscal Year 2020	Predecessor 2021 Period	Successor 2021 Period	Fiscal Year 2022	Unaudited 2022 Interim Period	Unaudited 2023 Interim Period
(Amounts in thousands)	Year Ended January 2, 2021	Period from January 3, 2021 to July 2, 2021	Period from July 3, 2021 to January 1, 2022	Year Ended December 31, 2022	Thirty-nine Weeks Ended October 1, 2022	Thirty-nine Weeks Ended September 30, 2023
	Restated	Restated	Restated	Restated	Restated
Net income	$640,471	$378,475	$96,734	$2,394,489	$2,293,575	$216,188
Depreciation and amortization	194,541	99,542	137,484	197,111	149,556	138,770
Other non-cash items and changes to non-working capital assets/liabilities	248,401	(286,637)	182,343	(2,514,006)	(2,560,062)	(270,429)
Changes in working capital	407,759	(805,444)	(184,798)	(438,703)	(606,631)	(24,765)

Cash provided by (used by) operating activities	1,491,172	(614,064)	231,763	(361,109)	(723,562)	59,764
Capital expenditures	(135,125)	(63,160)	(86,584)	(135,785)	(95,687)	(164,986)
Proceeds from deferred purchase price of factored receivables	116,879	50,429	60,304	145,003	107,625	111,695

Adjusted Free Cash Flow	$1,472,926	$(626,795)	$205,483	$(351,891)	$(711,624)	$6,473

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Liquidity and Capital Resources

Cash Flows

Our cash and cash equivalents totaled $1,227,879, $1,320,137 and $864,627 at January 1, 2022, December 31, 2022 and September 30, 2023, respectively. We finance our working capital needs and investments in the business largely through net income before noncash items, available cash, trade and supplier credit and various financing facilities. As a distributor, our business requires significant investment in working capital, particularly trade accounts receivable and inventory, which is partially financed by vendor trade accounts payable. As a general rule, when sales volumes are increasing, our net investment in working capital dollars typically increases, which generally results in decreased cash flow generated from operating activities. Conversely, when sales volume decreases, our net investment in working capital decreases, which generally results in increases in cash flows generated from operating activities. Working capital dollars are calculated at any point in time by adding the trade accounts receivable and inventory less the trade accounts payable balance at that point in time. Our working capital dollars, which includes applicable assets and liabilities held for sale, were $3,440,618 at January 2, 2021, $4,288,280 at January 1, 2022, $4,292,267 at December 31, 2022 and $4,171,957 at September 30, 2023.

	Predecessor		Successor
	Fiscal Year Ended 2020	Period from January 3, 2021 through July 2, 2021	Period from July 3, 2021 through January 1, 2022	Fiscal Year Ended 2022	Unaudited 2022 Interim Period	Unaudited 2023 Interim Period
					Thirty-nine Weeks Ended October 1, 2022	Thirty-nine Weeks Ended September 30, 2023
	Restated	Restated	Restated	Restated	Restated
Cash provided by (used by)(1):
Operating activities	$1,491,172	$(614,064)	$231,763	$(361,109)	$(723,562)	$59,764
Investing activities	$(38,215)	$(30,723)	$(7,722,239)	$3,028,768	$3,034,479	$(56,566)
Financing activities	$(817,529)	$798,388	$7,257,854	$(2,465,313)	$(2,499,224)	$(472,073)

(1)

Information marked as restated refers to financial statement amounts that were subject to the restatement of certain of our financial statements. See Note 3, “Restatement of Previously Issued Financial Statements,” to our audited consolidated financial statements and Note 3, “Restatement of Previously Issued Financial Statements,” to our unaudited condensed consolidated financial statements.

Operating activities provided net cash of $1,491,172 in Fiscal Year 2020 (Predecessor), used net cash of $614,064 during the Predecessor 2021 Period, provided net cash of $231,763 during the Successor 2021 Period and used net cash of $361,109 during Fiscal Year 2022 (Successor). Operating activities provided net cash of $59,764 during the Unaudited 2023 Interim Period (Successor) and used net cash of $723,562 during the Unaudited 2022 Interim Period (Successor). The net cash provided from operations in Fiscal Year 2020 (Predecessor) largely reflects higher net income and favorable working capital, particularly as demand levels and working capital needs reduced in the early days of the COVID-19 pandemic and related shutdowns. The net cash used from operations in the Predecessor 2021 Period primarily reflects the unfavorable impact of changes in working capital as we invested in working capital during that period to meet escalating demand levels, and lower net income, due to the fact that the Predecessor 2021 Period does not represent one year of activity compared to 2020. The net cash provided from operations during the Unaudited 2023 Interim Period (Successor) was primarily driven by lower investment in working capital, particularly inventory as supply constraints that drove higher inventory investment through much of Fiscal Year 2022 (Successor) largely normalized in the current year period. This factor is partially offset by reductions in accounts payable in the Unaudited 2023 Interim Period (Successor), as our reduced temporarily extended payment terms related to the same normalization of supply constraints.

The lower net cash provided from operations in the Successor 2021 Period primarily reflects the unfavorable impact of changes in working capital as we continued to invest to support business growth and the lower net income when compared to Fiscal Year 2020 (Predecessor), primarily due to merger-related costs in 2021. The lower net

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cash used in operations in Fiscal Year 2022 (Successor) compared to the Predecessor 2021 Period primarily reflects the more favorable changes in working capital, driven primarily by higher investments in working capital in the Predecessor 2021 Period as well as favorable payment terms to vendors in Fiscal Year 2022 (Successor). The net cash used in operations in Fiscal Year 2022 (Successor) compared to net cash provided by the Successor 2021 Period primarily reflects unfavorable changes in working capital driven by higher accounts payable in the Successor 2021 Period due to favorable payment terms to vendors, partially offset by higher accounts receivable and higher inventory levels in the Successor 2021 Period due to higher sales volume in the prior year period and higher inventory levels due to supply constraints. In Fiscal Year 2022 (Successor), we invested net cash of $438,703 in working capital, which was likewise supporting areas of growth in the business, most notably in networking, servers and storage globally and our North America business as a whole, where several significant new customer wins required investment in working capital to support the first few quarters of ramp up.

Investing activities used net cash of $38,215, $30,723, $7,722,239 and $3,028,768 in Fiscal Year 2020 (Predecessor), during the Predecessor 2021 Period, the Successor 2021 Period and Fiscal Year 2022 (Successor), respectively. Investing activities used net cash of $56,566 and provided net cash of $3,034,479 during the Unaudited 2023 Interim Period (Successor) and the Unaudited 2022 Interim Period (Successor), respectively. The net cash used in investing activities in Fiscal Year 2020 (Predecessor) was primarily driven by our capital expenditures of $135,125 and acquisitions of $25,169, partially offset by proceeds from deferred purchase price of factored receivables of $116,879. The cash used by investing activities during the Predecessor 2021 Period was primarily driven by our capital expenditures of $63,160 and acquisitions of $14,625. The use of cash was partially offset by proceeds from deferred purchase price of factored receivables of $50,429. The cash used by investing activities during the Successor 2021 Period was primarily driven by cash consideration used in the Imola Mergers to acquire the shareholder capital of Ingram Micro of $8,044,012 and capital expenditures of $86,584, partially offset by cash received in the Imola Mergers of $351,632 and proceeds from deferred purchase price of factored receivables of $60,304. The net cash provided by investing activities during Fiscal Year 2022 (Successor) was driven by proceeds from the CLS Sale, net of cash sold of $2,977,825 and proceeds from deferred purchase price of factored receivables of $145,003, partially offset by capital expenditures of $135,785. The net cash used during the Unaudited 2023 Interim Period (Successor) was primarily driven by our capital expenditures of $164,986, partially offset by proceeds from deferred purchase price of factored receivables of $111,695. The net cash provided during the Unaudited 2022 Interim Period (Successor) was primarily driven by proceeds from the CLS Sale, net of cash sold of $2,982,010, proceeds from deferred purchase of factored receivables of $107,625 and proceeds from sale leaseback of the German warehouse of $43,691, partially offset by capital expenditures of $95,687.

Financing activities used net cash of $817,529 in Fiscal Year 2020 (Predecessor), provided net cash of $798,388 and $7,257,854 during the Predecessor 2021 Period and Successor 2021 Period, respectively, and used net cash of $2,465,313 during Fiscal Year 2022 (Successor). Financing activities used net cash of $472,073 and $2,499,224 during the Unaudited 2023 Interim Period (Successor) and the Unaudited 2022 Interim Period (Successor), respectively. The net cash used by financing activities in Fiscal Year 2020 (Predecessor) primarily reflects net repayments of our revolving and other credit facilities of $478,829, dividend payments to our shareholder of $359,938 and gross proceeds from other debt of $57,725, partially offset by gross repayments of other debt of $56,309. The net cash provided during the Predecessor 2021 Period is primarily driven by net proceeds of our revolving and other credit facilities of $1,016,844 and gross proceeds from other debt of $24,097, partially offset by dividend payments to our shareholders of $215,182 and gross repayments of other debt of $10,748. The net cash provided during the Successor 2021 Period primarily reflects net proceeds from debt issued in the Imola Mergers of $5,550,086, the capital contribution by Platinum of $2,638,000, gross proceeds from other debt of $45,987, and issuance of Class B shares of $20,000, and partially offset net repayments of our revolving and other credit facilities of $961,568 and gross repayments of other debt of $20,166. The net cash used by financing activities in Fiscal Year 2022 (Successor) primarily reflects dividends paid to shareholders of $1,753,697, following the CLS Sale, the repayment of our ABL Term Loan of $496,250, the payment of contingent consideration related to the Imola Mergers of $250,000, and gross repayments of other debt of $94,300, partially offset by net proceeds from our revolving and other credit facilities of $89,285 and gross proceeds from other debt of $50,116. The net cash used during the Unaudited 2023 Interim Period (Successor) was primarily driven by repayment of our term loans of $560,000 and gross repayments of other debt of $43,794, partially offset by net proceeds from our revolving and other credit facilities of $139,286 and gross proceeds

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from other debt of $29,024. The net cash used during the Unaudited 2022 Interim Period (Successor) primarily reflects dividends paid to shareholders of $1,753,697, following the CLS Sale, the repayment of our term loans, primarily the ABL Term Loan, of $512,500, the payment of contingent consideration related to the Imola Mergers of $325,000, $250,000 of which was estimated and accrued as part of purchase accounting and thus presented within cash flows from financing activities, and gross repayments from other debt of $79,038, partially offset by gross proceeds from other debt of $37,122 and net proceeds from our revolving and other credit facilities of $57,679. For a further discussion of our dividend and of our debt, please see Note 16, “Stockholders’ Equity” and Note 8, “Debt,” respectively, to our audited consolidated financial statements and Note 8, “Debt,” respectively, to our unaudited condensed consolidated financial statements.

Set forth below are the components of our working capital cycle, in days, as of January 2, 2021 (Predecessor), July 2, 2021 (Predecessor), January 1, 2022 (Successor), December 31, 2022 (Successor), October 1, 2022 (Successor) and September 30, 2023 (Successor). Working capital days are calculated by adding the days sales outstanding (“DSO”) and days inventory outstanding (“DIO”), less days payable outstanding (“DPO”). DSO is calculated by dividing the average of the beginning trade accounts receivable and the ending trade accounts receivable for the quarter by average net sales per day recognized during the quarter. DIO is calculated by dividing the average of the beginning inventory and ending inventory for the quarter by average cost of sales per day recognized during the quarter. DPO is calculated by dividing the average of the beginning trade accounts payable and the ending trade accounts payable for the quarter by average cost of sales per day recognized during the quarter. Working capital dollars are calculated at any point in time by adding the trade accounts receivable and inventory less the trade accounts payable balance at that point in time.

Working Capital Days(1)	DSO(1)

DIO	DPO(1)

(1)

Such figures have been restated as a result of the restatement of certain of our financial statements. See Note 3, “Restatement of Previously Issued Financial Statements,” to our audited consolidated financial statements and Note 3, “Restatement of Previously Issued Financial Statements,” to our unaudited condensed consolidated financial statements.

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Capital Resources

We have a range of financing facilities which are diversified by type, maturity and geographic region with various financial institutions worldwide with a total capacity of approximately $8,441,616, of which $3,909,522 was outstanding at September 30, 2023. These facilities have staggered maturities through 2029. Our cash and cash equivalents totaled $1,227,879, $1,320,137 and $864,627 at January 1, 2022, December 31, 2022 and September 30, 2023, respectively, of which $668,456, $795,198 and $777,686, respectively, resided in operations outside of the United States. Cash and cash equivalents located in China were approximately 20% of our total cash and cash equivalents at September 30, 2023, along with lesser amounts in Luxembourg, India, Mexico, Brazil, Australia, Saudi Arabia, Turkey, United Arab Emirates and Malaysia. Cash held by foreign subsidiaries, including China, can generally be used to finance local operations and cannot, under the current legal and regulatory environment, be transferred to finance other foreign subsidiaries’ operations. Additionally, our ability to repatriate these funds to the United States in an economical manner may be limited. Our cash balances are deposited and/or invested with various financial institutions globally that we endeavor to monitor regularly for credit quality. However, we are exposed to risk of loss on funds deposited with the various financial institutions and money market mutual funds and we may experience significant disruptions in our liquidity needs if one or more of these financial institutions were to suffer bankruptcy or similar restructuring. As of January 1, 2022, December 31, 2022 and September 30, 2023, we had book overdrafts of $435,451, $443,687 and $388,849, respectively, representing checks issued on disbursement bank accounts but not yet paid by such banks. These amounts are classified as accounts payable in our consolidated balance sheets and are typically paid by the banks in a relatively short period of time.

We believe that our existing sources of liquidity provide sufficient resources to meet our capital requirements, including the potential need to post cash collateral for identified contingencies (see Note 10, “Commitments and Contingencies,” to our audited consolidated financial statements and Note 10, “Commitments and Contingencies” to our unaudited condensed consolidated financial statements for further discussion of identified contingencies), for at least the next twelve months. We currently anticipate that the cash used for debt repayments will come from our current domestic cash, cash generated from on-going U.S. operating activities and from borrowings. Nevertheless, depending on capital and credit market conditions, we may from time to time seek to increase or decrease our available capital resources through changes in our debt or other financing facilities. Finally, since the capital and credit markets can be volatile, we may be limited in our ability to replace maturing credit facilities and other indebtedness in a timely manner on terms acceptable to us, or at all, or to access committed capacities due to the inability of our finance partners to meet their commitments to us.

Our current portfolio of utilized committed debt is almost evenly distributed between fixed and floating interest rate facilities. Our ABL Revolving Credit Facility, Term Loan Credit Facility and a revolving trade accounts receivable-backed financing program in Europe reprice periodically, and we plan to service any increase in interest expense with cash provided by operations. The Term Loan Credit Facility, the ABL Revolving Credit Facility and the financing program in Europe are the only committed variable rate facilities with outstanding borrowings at September 30, 2023. We do not have any expectation at this time to draw down on any of our other sources of liquidity, outside of normal operations. We continue to monitor our cash flow and manage our operations with the purpose of optimizing our leverage and value. To mitigate our exposure to interest rate risk, during the first quarter of 2023, we entered into certain agreements to establish a 5.5% upper limit on the LIBOR interest rate applicable to a substantial portion of our borrowings under the Term Loan Credit Facility further discussed below. Due to the cessation of the LIBOR interest rate on June 30, 2023, we amended the interest rate cap agreements during the second quarter of 2023 to establish a 5.317% upper limit on the SOFR interest rate in order to align with the conversion to a SOFR-based rate for the underlying Term Loan Credit Facility as further discussed herein. During the second quarter of 2023, the Term Loan Credit Facility and the ABL Revolving Credit Facility were amended pursuant to their transition provisions to replace LIBOR-based benchmark rates with SOFR-based benchmark rates. During the third quarter of 2023, the interest rate cap agreements transitioned from LIBOR to SOFR as the interest reference rate. For additional information on our financing program in Europe, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Predecessor Debt” below.

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The following is a detailed discussion of our various financing facilities. For additional information, see also, “Description of Material Indebtedness.”

Predecessor Debt

In December 2014, we issued through a public offering $500,000 of 4.95% senior unsecured notes due 2024 (“2024 Notes”), resulting in cash proceeds of $494,995, net of discount and issuance costs of $1,755 and $3,250, respectively. Interest on the notes was payable semiannually on June 15 and December 15. In December 2016, pursuant to the coupon step-up provisions, the interest rate increased 0.50% to 5.45%.

In August 2012, we issued through a public offering $300,000 of 5.00% senior unsecured notes due 2022 (“2022 Notes”), resulting in cash proceeds of approximately $296,256, net of discount and issuance costs of $1,794 and $1,950, respectively. Interest on the notes was payable semiannually in arrears on February 10 and August 10.

In connection with the Imola Mergers, on July 2, 2021, we provided irrevocable notice to early redeem our 2024 Notes and our 2022 Notes. As the notes were deemed to be legally extinguished, we were required to pay a breakage fee of $94,851 which was included as part of the purchase price consideration, and wrote off deferred financing costs and unamortized discount of $2,641 to interest expense for the Predecessor 2021 Period.

On July 2, 2021, also in connection with the Imola Mergers, we terminated the following revolving trade accounts receivable-backed financing program in North America and Asia-Pacific:

i) A North-America program which provided for up to $1,100,000 in borrowing capacity, originally maturing in September 2022. The interest rate of this program was dependent on designated commercial paper rates (or, in certain circumstances, an alternate rate) plus a predetermined margin.

ii) An Asia-Pacific program which provided for a maximum borrowing capacity of up to 225,000 Australian dollars, originally maturing in June 2022.

We have a revolving trade accounts receivable-backed financing program in Europe which provided for a borrowing capacity of up to €300,000 and £120,000, maturing in September 2023. In October 2021, this program was modified providing for a borrowing capacity of up to €300,000, or approximately $321,330 and $317,340 at December 31, 2022 and September 30, 2023 exchange rates, respectively. We also extended the maturity date to October 2026. In the fourth quarter of 2022, the facility was further modified providing for a borrowing capacity of up to €375,000, or approximately $396,675 at September 30, 2023 exchange rates. This program requires certain commitment fees and borrowings under this program incurred financing costs based on the local short-term bank indicator rate for the currency in which the drawing is made plus a predetermined margin. At December 31, 2022 and September 30, 2023, we had borrowings of $327,056 and $297,697, respectively, under this financing program in Europe. The weighted average interest rate on the outstanding borrowings under this facility, as amended, was 1.3% and 4.2% per annum at December 31, 2022 and September 30, 2023, respectively.

We had a $1,350,000 revolving unsecured credit facility from a syndicate of multinational banks, originally maturing in October 2023, that was terminated as part of the Imola Mergers. The interest rate on this facility was based on LIBOR, plus a predetermined margin that was based on our debt ratings and leverage ratio.

As a result of terminating our revolving trade accounts receivable-based financing programs in North America and Asia-Pacific, and our $1,350,000 revolving unsecured credit facility, we wrote off, in total, $3,122 of unamortized deferred financing costs in the Predecessor 2021 Period.

On October 13, 2020, we secured a $200,000 uncommitted line of credit with a term of five years. Applicable interest rates are determined at the time of borrowing using the bank’s money market rate. In the second quarter of 2022, we expanded the capacity of this facility to $300,000. As of December 31, 2022 and September 30, 2023, there were no borrowings outstanding.

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Successor Debt

As a result of the Imola Mergers, we entered into the following financing transactions.

On April 22, 2021, in anticipation of the acquisition of Ingram Micro by Platinum, Escrow Issuer, offered $2,000,000 Senior Secured Notes due May 2029. Prior to the acquisition, the 2029 Notes were the sole obligation of the Escrow Issuer. Upon consummation of the acquisition on July 2, 2021, the proceeds from the notes were used, in part, to finance the acquisition and repay existing indebtedness. The notes bear interest at a rate of 4.75% per annum, which is payable semi-annually on May 15 and November 15 of each year, beginning on November 15, 2021. On July 2, 2021, we recognized $1,945,205, net of debt issuance costs of $54,795.

On July 2, 2021, we entered into the Term Loan Credit Facility for $2,000,000, the proceeds of which were also used to, among other things, finance a portion of the Imola Mergers and repay certain of our existing indebtedness. We recognized $1,920,761 net of debt issuance costs and discount of $59,239 and $20,000, respectively, related to this facility. The Term Loan Credit Facility will mature on July 2, 2028 and amortizes in equal quarterly installments aggregating to 1.00% per annum. On September 27, 2023, we refinanced our Term Loan Credit Facility, reducing the interest rate spread over SOFR by 50 basis points. Borrowings under the Term Loan Credit Facility bear interest at a rate per annum equal to, at our option, either (1) the base rate (which is the highest of (a) the then-current federal funds rate set by the Federal Reserve Bank of New York, plus 0.50%, (b) the prime rate on such day and (c) the one-month SOFR rate published on such date plus 1.11448%) plus a margin of 2.00% or (2) SOFR (subject to a 0.50% floor) plus a credit spread adjustment ranging from 0.11448% to 0.4826% dependent on the applicable interest period and 3.00%. In June 2023, we paid down $500,000 of the principal balance of our Term Loan Credit Facility over and above normal quarterly installments, which, as a result of this prepayment, are no longer mandatory. We also amended the aforementioned interest rate cap agreements to reflect the updated notional amount of the Term Loan Credit Facility, with the 5.317% upper limit on the SOFR interest rate remaining unchanged under the amended interest rate cap agreements. In connection with the refinancing, we paid down $50,000 of the principal balance of our Term Loan Credit Facility in September 2023 and recognized a loss of $4,872 related to the recognition of certain unamortized debt issuance costs. Following such repayments, as of September 30, 2023, $1,360,389 remained outstanding under the Term Loan Credit Facility.

On July 2, 2021, we entered into new ABL Credit Facilities providing for senior secured asset-based, multi-currency revolving loans and letter of credit availability in an aggregate amount of up to $3,500,000 (the “ABL Revolving Credit Facility”), subject to borrowing base capacity and a senior secured asset-based term loan facility of $500,000 (the “ABL Term Loan Facility” and, together with the ABL Revolving Credit Facility, the “ABL Credit Facilities”), both of which have contractual maturity dates in July 2026. The ABL Term Loan Facility amortizes in equal quarterly installments aggregating to 1.00% per annum. We may borrow under the ABL Revolving Credit Facility only up to our available borrowing base capacity. Borrowings under the ABL Revolving Credit Facility bear interest at a rate per annum equal to, at our option, either (1) the base rate plus a margin ranging (based on the availability under the ABL Revolving Credit Facility) from 0.25% to 0.75% or (2) SOFR (subject to a 0% floor) plus a margin ranging (based on the availability under the ABL Revolving Credit Facility) from 1.25% to 1.75%. Borrowings under the ABL Term Loan Facility bear interest at a rate per annum equal to, at our option, either (1) the base rate plus a margin of 2.50% or (2) SOFR (subject to a 0% floor) plus a margin of 3.50%. We capitalized $84,350 of debt issuance costs on July 2, 2021. As of December 31, 2022 and September 30, 2023, we had borrowings of $0 and $85,000, respectively, under our ABL Revolving Credit Facility and as of January 1, 2022 there were $486,146 of borrowings outstanding under our ABL Term Loan Facility. On April 4, 2022, we repaid in full the outstanding borrowings on our ABL Term Loan Facility of $496,250, including $10,724 of unamortized debt issuance costs which was recognized to interest expense in Fiscal Year 2022 (Successor), and following such prepayment, there was $0 of borrowings outstanding under our ABL Term Loan Facility.

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At December 31, 2022 and September 30, 2023, our actual aggregate capacity under our ABL Revolving Credit Facility and other receivable-backed programs was approximately $3,901,663 and $3,896,675, respectively, of which $327,056 was used as of December 31, 2022 and $297,697 was used as of September 30, 2023 under our other receivable-backed programs, and $0 was used as of December 31, 2022 and $85,000 was used as of September 30, 2023 under our ABL Revolving Credit Facility. Even if we do not borrow or choose not to borrow to the full available capacity of certain programs, most of our trade accounts receivable-backed financing programs are subject to certain restrictions outlined in our ABL Credit Facilities. These restrictions generally prohibit us from assigning or transferring the underlying eligible receivables as collateral for other financing programs, unless the underlying eligible receivables are sold in conjunction with a dedicated, non-recourse facility.

We also have additional lines of credit, short-term overdraft facilities and other credit facilities with various financial institutions worldwide, which provide for borrowing capacity aggregating $1,137,425 at December 31, 2022 and $1,223,557 at September 30, 2023. Most of these arrangements are on an uncommitted basis and are reviewed periodically for renewal. At January 1, 2022, December 31, 2022 and September 30, 2023, respectively, we had $114,021, $111,224 and $205,440 outstanding under these facilities. The weighted-average interest rate on the outstanding borrowings under these facilities, which may fluctuate depending on geographic mix, was 4.4%, 7.9% and 7.7% per annum at January 1, 2022, December 31, 2022 and September 30, 2023, respectively. At January 1, 2022, December 31, 2022 and September 30, 2023, letters of credit totaling $171,335, $165,735 and $115,503, respectively, were issued to various customs agencies and landlords to support our subsidiaries. The issuance of these letters of credit reduces our available capacity under the corresponding agreements by the same amount.

Covenant Compliance

We are subject to certain customary affirmative covenants, including reporting and cash management requirements, and certain customary negative covenants that limit our and our subsidiaries’ ability to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to enter into restrictive agreements, to make certain investments, loans, advances, guarantees and acquisitions, to prepay certain indebtedness, to pay dividends or other distributions in respect of our and our subsidiaries’ equity interests and to engage in transactions with affiliates. At December 31, 2022 and September 30, 2023, we were in compliance with all covenants or other requirements in all of our Credit Facilities and under the 2029 Notes Indenture. See “Description of Material Indebtedness.”

Trade Accounts Receivable Factoring Programs

We have several uncommitted factoring programs under which trade accounts receivable of several customers may be sold, without recourse, to financial institutions. Available capacity under these programs is dependent on the level of our trade accounts receivable eligible to be sold into these programs and the financial institutions’ willingness to purchase such receivables. At January 1, 2022, December 31, 2022 and September 30, 2023, we had a total of $527,936, $698,903 and $445,904, respectively, of trade accounts receivable sold to and held by the financial institutions under these programs.

Off-Balance Sheet Arrangements

We have guarantees to third parties that provide financing to a limited number of our customers. Net sales under these arrangements accounted for less than one percent of our consolidated net sales for each of the periods presented. The guarantees require us to reimburse the third party for defaults by these customers up to an aggregate of $8,128. The fair value of these guarantees has been recognized as cost of sales on the consolidated statements of income to these customers and is included in accrued expenses on the consolidated balance sheets.

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In connection with the acquisition of businesses in recent years, we entered into acquisition agreements which include provisions to make additional contingent consideration payments. As of December 31, 2022 and September 30, 2023, the accrual for potential contingent consideration payments under these agreements is $4,307 and $4,206, respectively.

For a further discussion on our debt and operating lease commitments as of December 31, 2022, see Note 8, “Debt,” and Note 7, “Leases,” respectively, to our audited consolidated financial statements.

New Accounting Standards

See Note 2, “Significant Accounting Policies,” to our audited consolidated financial statements for the discussion of new accounting standards.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. We review our estimates and assumptions on an on-going basis. Significant estimates primarily relate to the realizable value of accounts receivable, vendor programs, inventory, goodwill, intangible and other long-lived assets, income taxes and contingencies and litigation. Actual results could differ from these estimates.

We believe the following critical accounting policies involve the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

Revenue Streams

In our distribution services model, we buy, hold title to and sell technology products and provide services to resellers, referred to subsequently as our customer, while also providing resellers with multi-vendor solutions, integration services, electronic commerce tools, marketing, financing, training and enablement, technical support and inventory management. In both Technology Solutions and Cloud, we generally sell products and services to our customers (resellers) based on purchase orders instead of long-term contracts. Our agreements are generally not subject to minimum purchase requirements. Our customers place purchase orders with us for each transaction. Generally, our customers may cancel, delay or modify their purchase orders. In order to set up an account to trade with us, our customers generally have to accept our standard terms and conditions of sale which, together with the purchase order, form a binding contract on each individual order to which the purchase order applies. Our pricing varies greatly and depends on many factors including costs, competitive pressure, availability of inventory, seasonality and vendor promotional programs, among others. We may offer early payment discounts or volume incentive rebates to our customers. The customer contracts relating to our Other services generally provide for an initial term of three to five years, subject to extension by the mutual agreement of the parties, allow for termination for convenience by either party after the second year and the pricing is fixed by discrete type of service and typically varies depending on the volume of the relevant services. We do not believe any contract related to our Other services has a material impact on our business or financial condition. Products are delivered via shipment from our facilities, drop-shipment directly from the vendor or by electronic delivery of keys for software products.

We recognize revenue when the control of products is transferred to our customers, which generally happens at the point of shipment or point of delivery. We account for shipping and handling activities that occur

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after the customer has obtained control of a good as fulfillment activities rather than a promised service. Accordingly, we accrue all fulfillment costs related to the shipping and handling of goods at the time of shipment. Additionally, we exclude the amount of certain taxes collected concurrent with revenue-producing activities from revenue.

Any supplemental distribution services we provide are typically recognized over time as the services are performed. Service contracts may be based on a fixed price or on a fixed unit-price per transaction or other objective measure of output. Additionally, we offer services related to our supply chain management and CloudBlue platform. Our fee-based commerce and supply chain services are billed and recognized on a per-item service fee arrangement at the point when the service is provided. Our CloudBlue platform generates revenue through licensing the right to use the intellectual property (on-premise license), which is recognized at a point in time, providing the right to access (platform as a service), which is recognized over time across the term of the contract, or through our cloud marketplace, which is recognized in the amount of the net fee associated with serving as an agent when the services are provided. Service revenues represented less than 10% of total net sales for Fiscal Year 2022 (Successor), the Successor 2021 Period, the Predecessor 2021 Period, Fiscal Year 2020 (Predecessor) and the Unaudited 2023 Interim Period (Successor). Related contract liabilities were not material for the periods presented. In our distribution services model, we buy, hold title to and sell technology products and provide services to resellers, referred to subsequently as our customer, while also providing resellers with multi-vendor solutions, integration services, electronic commerce tools, marketing, financing, training and enablement, technical support and inventory management. Products are delivered via shipment from our facilities, drop-shipment directly from the vendor or by electronic delivery of keys for software products. We recognize revenue when the control of products is transferred to our customers, which generally happens at the point of shipment or point of delivery.

Agency Services

We have contracts with certain customers where our performance obligation is to arrange for the products or services to be provided by another party. In these arrangements, as we assume an agency relationship in the transaction, revenue is recognized in the amount of the net fee associated with serving as an agent when the services are completed. These arrangements primarily relate to certain fulfillment contracts, as well as sales of certain software products, and extended vendor services, such as vendor warranties.

Variable Consideration

We, under specific conditions, permit our customers to return or exchange products. The provision for estimated sales returns is recorded concurrently with the recognition of revenue. A liability is recorded within accrued expenses on the consolidated balance sheets for estimated product returns based upon historical experience and an asset is recorded within Inventory on the consolidated balance sheets for the amount expected to be recorded for inventory upon product return.

We also provide volume discounts, early payment discounts and other discounts to certain customers which are considered variable consideration. A provision for such discounts is recorded as a reduction of revenue at the time of sale based on an evaluation of the contract terms and historical experience.

Inventory

Our inventory consists of finished goods purchased from various vendors for resale. We value our inventory at the lower of its cost or net realizable value, cost being determined on a moving average cost basis, which approximates the first-in, first out method. We write down our inventory for estimated excess or obsolescence equal to the difference between the cost of inventory and the net realizable value based upon an aging analysis of the inventory on hand, specifically known inventory-related risks (such as technological obsolescence and the nature of vendor terms surrounding price protection and product returns), foreign currency fluctuations for

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foreign-sourced products and assumptions about future demand. Market conditions or changes in terms and conditions by our vendors that are less favorable than those projected by management may require additional inventory write-downs, which could have an adverse effect on our consolidated financial results. Inventory is determined from the price we pay vendors, including freight and duties; we do not include labor, overhead or other general or administrative costs in our inventory.

Business Combinations

We allocate the fair value of purchase consideration to the assets acquired and liabilities assumed in the acquiree based on their fair values on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill. We engage the assistance of valuation specialists in concluding on fair value measurements in connection with determining fair values of assets acquired and liabilities assumed in a business combination. When determining the fair values of assets acquired and liabilities assumed we are required to make significant estimates and assumptions, especially with respect to intangible assets. Critical estimates in valuing intangible assets include, but are not limited to, expected future cash flows, which includes consideration of future revenue growth rates and margins, attrition rates, royalty rates and discount rates. Fair value estimates are based on the assumptions we believe a market participant would use in pricing the asset or liability. Amounts recorded in a business combination may change during the measurement period, which is a period not to exceed one year from the date of acquisition, as additional information about conditions existing at the acquisition date becomes available.

Long-Lived and Intangible Assets

We assess potential impairments to our long-lived and intangible assets when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. If required, an impairment loss is recognized as the difference between the carrying value and the fair value of the assets.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in an acquisition and is reviewed annually for potential impairment, or when circumstances warrant. Goodwill is required to be tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that goodwill may be impaired. Goodwill impairment tests require judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units and determination of the fair value of each reporting unit. We perform our annual goodwill impairment assessment during our fiscal fourth quarter. We first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Such review includes an evaluation of whether events and circumstances have occurred that may indicate a potential change in recoverability of goodwill, including the impacts of a deterioration in general economic conditions; an increased competitive environment, a change in management, key personnel, strategy, vendors or customers; negative or declining cash flows, or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods.

If, based on a review of qualitative factors, it is more likely than not that the fair value of a reporting unit is less than its carrying value, we perform a quantitative analysis by comparing the fair value of a reporting unit with its carrying amount. If the carrying value exceeds the fair value, we measure the amount of impairment loss, if any, by comparing the fair value of the reporting unit goodwill to its carrying amount.

We performed a qualitative analysis in Fiscal Year 2020 (Predecessor), the Predecessor 2021 Period and the Successor 2021 Period utilizing several qualitative factors to assess for any potential impairment indicators. Such review indicated that we had no impairment indicators present as it was more likely than not that the fair value of the reporting units was greater than their carrying value. In Fiscal Year 2022 (Successor), we performed a quantitative

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analysis of goodwill as of November 26, 2022. In determining the fair value of our reporting units, we assessed general economic conditions, industry and market considerations, the impact of recent events to financial performance and other relevant events. Based on the valuation prepared, it was determined that the estimated fair values of our reporting units were greater than their carrying values and no impairment of goodwill was identified. As a result, no goodwill impairment was recorded during Fiscal Year 2020 (Predecessor), the Predecessor 2021 Period, the Successor 2021 Period or Fiscal Year 2022 (Successor).

Income Taxes

We estimate income taxes in each of the taxing jurisdictions in which we operate. This process involves estimating our actual current tax expense together with assessing the future tax impact of any differences resulting from the different treatment of certain items, such as the timing for recognizing revenues and expenses for tax versus financial reporting purposes. These differences may result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. We are required to assess the likelihood that our deferred tax assets, which include net operating loss carryforwards, tax credits and temporary differences that are expected to be deductible in future years, will be recoverable from future taxable income. In making that assessment, we consider the nature of the deferred tax assets and related statutory limits on utilization, recent operating results, future market growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate and prudent and feasible tax planning strategies. If, based upon available evidence, recovery of the full amount of the deferred tax assets is not likely, we provide a valuation allowance on any amount not likely to be realized.

Our effective tax rate includes the impact of not providing taxes on undistributed foreign earnings considered indefinitely reinvested. Material changes in our estimates of cash, working capital and long-term investment requirements in the various jurisdictions in which we do business could impact our effective tax rate if we no longer consider our foreign earnings to be indefinitely reinvested.

The provision for tax liabilities and recognition of tax benefits involves evaluations and judgments of uncertainties in the interpretation of complex tax regulations by various taxing authorities. In situations involving uncertain tax positions related to income tax matters, we do not recognize benefits unless their sustainability is deemed more likely than not. As additional information becomes available, or these uncertainties are resolved with the taxing authorities, revisions to these liabilities or benefits may be required, resulting in additional provision for or benefit from income taxes reflected in our Consolidated Statements of Income.

Contingencies

We accrue for contingent obligations, including estimated legal costs, when the obligation is probable and the amount is reasonably estimable. As facts concerning contingencies become known, we reassess our position and make appropriate adjustments to the financial statements. Estimates that are particularly sensitive to future changes include those related to tax, legal and other regulatory matters such as imports and exports, the imposition of international governmental controls, changes in the interpretation and enforcement of international laws (in particular related to items such as duty and taxation) and the impact of local economic conditions and practices, which are all subject to change as events evolve and as additional information becomes available during the administrative and litigation process.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

We are exposed to the impact of foreign currency fluctuations and interest rate changes due to our international sales and global funding. In the normal course of business, we employ established policies and procedures to manage our exposure to fluctuations in the value of foreign currencies using a variety of financial instruments. It is our policy to utilize financial instruments to reduce risks where internal netting cannot be effectively employed and not to enter into foreign currency or interest rate transactions for speculative purposes.

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Our foreign currency risk management objective is to protect our earnings and cash flows resulting from sales, purchases and other transactions from the adverse impact of exchange rate movements. Foreign exchange risk is managed by using forward contracts to offset exchange risk associated with receivables and payables. We generally maintain hedge coverage between minimum and maximum percentages. During 2022, hedged transactions were denominated in U.S. dollars, Canadian dollars, euros, British pounds, Danish krone, Hungarian forint, Israeli shekel, Norwegian kroner, Swedish krona, Swiss francs, Polish zloty, South African rand, Australian dollars, Japanese yen, New Zealand dollars, Singapore dollars, Bulgarian lev, Czech koruna, Hong Kong dollars, Croatian kuna, Romanian leu, Brazilian real, Colombian pesos, Chilean pesos, Indian rupee, Chinese yuan, Turkish lira, Moroccan dirham, Thai baht, Malaysian ringgit and Indonesian rupiah.

We monitor our foreign exchange risk using a Value-at-Risk, or VaR, model. The VaR model determines the maximum potential loss in the fair value of our forward contracts and those assets and liabilities denominated in foreign currencies that the forward contracts are intended to hedge assuming a one-day holding period. The VaR model estimates were made assuming normal market conditions and a 95% confidence level. The estimated maximum potential one-day loss in fair value, calculated using the VaR model would be $375, $1,275 and $1,597 as of January 1, 2022, December 31, 2022 and September 30, 2023, respectively.

Interest Rate Risk

We are exposed to changes in interest rates on a portion of our long-term debt, which is subject to changes in major interest rate benchmarks, used to maintain liquidity and finance working capital, capital expenditures and business expansion. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Resources.” If interest rates were to increase or decrease by 1%, and our borrowing amounts stayed constant on our Term Loan Credit Facility and our ABL Credit Facilities at the levels of such borrowing amounts as of September 30, 2023, our annual interest expense would increase or decrease by approximately $1.2 million after considering the impact of our interest rate cap agreements. Assuming that our ABL Revolving Credit Facility was fully drawn as of September 30, 2023, each one-eighth percentage point change in interest rates would result in a change of approximately $4,400 in annual interest expense on the indebtedness under our Credit Facilities. Rising interest rates do not materially impact the Company’s balance sheet items relating to inventory, accounts payable or accrued expense balances.

Our management objective is to finance our business at interest rates that are competitive in the marketplace while moderating our exposure to volatility in interest costs. To achieve our objectives, we may utilize both variable- and fixed-rate debt with a portion of our variable interest rate exposure from time to time mitigated through interest rate swaps or other derivative instruments. To mitigate the Company’s exposure to interest rate risk arising from the Company’s long-term debt, the Company entered into certain agreements during the first quarter of 2023 to establish a 5.5% upper limit on the LIBOR interest rate applicable to a substantial portion of the borrowings under the Term Loan Credit Facility. Due to the cessation of the LIBOR interest rate on June 30, 2023, we amended the interest rate cap agreements to establish a 5.317% upper limit on the SOFR interest rate. These interest rate cap agreements transitioned from LIBOR to SOFR as the interest reference rate during the third quarter of 2023. The Company has funded, and to the extent applicable expects to continue to fund, increases in the Company’s interest expense resulting from rising interest rates through cash flows from operations.

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BUSINESS

Overview

Ingram Micro is a leading solutions provider by revenue for the global IT ecosystem helping power the world’s leading technology brands. With our vast infrastructure and focus on commercial and consumer technologies, advanced solution offerings and cloud-based solutions, we enable our business partners to scale and operate more efficiently in the markets they serve. We are at the center of the technology ecosystem and deliver customized solutions to our vendor, reseller and retailer partners, enabling them to provide excellent business outcomes to the companies and consumers they serve. Through our global reach and broad portfolio of products, professional services offerings and software, cloud and digital solutions, we remove complexity and maximize the value of the technology products our partners make, sell or use, providing the world more ways to realize the promise of technology. In the face of significant economic uncertainty and volatility in commercial markets globally, our business remains well-positioned to benefit from technology megatrends, including cloud migration, enhanced security, IoT, hybrid work and 5G.

As one of the world’s largest technology distributors by revenue and/or by global footprint, we have positioned Ingram Micro as an integral link in the global technology value chain. With operations in 59 countries and 130 logistics and service centers worldwide, we serve as a solutions aggregator that we believe based on our experience in the industry enables our more than 1,500 vendor partners to serve the technology needs of nearly 90% of the global population. We operate across four geographic segments: North America, EMEA, Asia-Pacific and Latin America. In all these geographic segments, we provide a full spectrum of hardware and software, cloud services and logistics expertise through three main lines of business: Technology Solutions, Cloud and Other. Technology Solutions includes distribution of a vast array of commercial and consumer products and advanced solution offerings and related services. Cloud offerings, including the Ingram Micro Cloud Marketplace and CloudBlue, connect partners with what we believe to be the world’s largest cloud ecosystem, enabling them to generate demand more efficiently. The Ingram Micro Cloud Marketplace provides third-party cloud-based services and subscription offerings sold through our own platform. CloudBlue provides customers with a white label marketplace and end-to-end capabilities to deliver products, solutions and services more effectively and efficiently on a global scale. Other provides environmentally focused IT asset disposition solutions, reverse logistics and repair offerings and, prior to the CLS Sale discussed herein, e-commerce and other forward and reverse logistics services.

OEMs and software providers rely on us to simplify global sales channels, gain operational efficiencies and address complex technology deployments, including through our global Ingram Micro Cloud Marketplace and CloudBlue digital commerce platform. Our highly diversified base of more than 161,000 customers includes value-added resellers, system integrators, telecommunications companies and managed service providers. We provide our customers with broad product availability, technical expertise and a full suite of professional services to simplify their deployment and maximize their use of technology, including data-driven business and market insights, pre-sales engineering, post-sales integration, technical support and financing solutions. We manage more than 1.25 billion units of technology products every year and handle, on average, in excess of 15,000 technical engineering calls monthly.

Even before the recent global softening in demand for certain of our traditional offerings, including our commercial and consumer products, we identified the rapidly expanding XaaS market as a key growth driver, leading to our accelerated development of highly integrated solutions and services. The Ingram Micro Cloud Marketplace connects leading software vendors with what we believe to be the world’s largest cloud ecosystem, enabling them to sell, deploy and manage digital service offerings for more than 31,000 cloud marketplace customers covering millions of end users. Our Cloud Marketplace hosts more than 200 cloud solutions, aggregates 29 marketplaces and manages over 29 million seats. In addition, our proprietary CloudBlue digital commerce platform is sold as a white label service to cloud aggregators, telecommunications companies and software vendors who want to automate, aggregate and monetize their own cloud services. Our CloudBlue digital commerce platform powers our Cloud Marketplace and manages over 44 million seats for many of the world’s leading

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telecommunications companies, as well as for leading managed service providers, technology distributors and value-added resellers. Cloud generated net sales of $225.7 million for Fiscal Year 2020 (Predecessor), $125.9 million for the Predecessor 2021 Period, $161.7 million for the Successor 2021 Period, $326.0 million for Fiscal Year 2022 (Successor) and $271.1 million for the Unaudited 2023 Interim Period (Successor).

Additionally, we provide ITAD and Reverse Logistics and Repairs services to securely dispose of used IT assets. These services are used by large resellers, retailers and OEMs to advance environmental sustainability through responsibly collecting and beneficially repurposing e-waste through remanufacturing, recycling, refurbishing and reselling technology devices. These services also include secure data destruction, the extraction of valuable metals, asset recovery and management solutions for organizations, including the world’s largest telecommunications providers. We enable a circular economy by giving our customers options to achieve their sustainability goals and consumers more access to quality, affordable smartphones, computers and other technology devices.

Since 2012, we have invested more than $2 billion in technical resources, intellectual property, digital processes and systems, advanced solutions, specialty markets and professional services to further expand the solutions available for our partners. We have proven we can deliver value to our partners and successfully scale these investments. During this same time period, our notable acquisitions included Brightpoint, Inc., Aptec, Softcom, CloudBlue Technologies, Anovo, Odin, Grupo ACAO, NetxUSA, Ensim, The Phoenix Group, Cloud Harmonics, Abbakan and Ictivity. We have completed over 40 acquisitions. Over $600 million of our investments have been to acquire and develop the intellectual property to enhance our growing cloud businesses, our CloudBlue digital commerce platform and our FSE. Building on our successful Ingram Micro Cloud Marketplace, CloudBlue platform and other acquired and organically developed intellectual property, in 2021 we launched a digital FSE, which uses AI and ML technologies to manage cloud and XaaS monthly and annual recurring subscription services together with product purchases. Our FSE provides Ingram Micro customers and vendors with an automated and proactive way to manage their recurring revenue business from quote to cash, contracts and billing, enabling us to provide a seamless way to transact, manage and bill for products and cloud solutions, as well as aggregate multiple marketplace offerings.

For the Predecessor 2021 Period, the Successor 2021 Period, the Unaudited Pro Forma 2021 Combined Period, Fiscal Year 2022 (Successor) and the Unaudited 2023 Interim Period (Successor), we generated net sales of $26,406.9 million, $28,048.7 million, $54,455.6 million, $50,824.5 million and $35,020.9 million, respectively, and net income of $378.5 million, $96.7 million, $366.1 million, $2,394.5 million and $216.2 million, respectively. In addition, during such periods we generated Adjusted EBITDA of $647.8 million for the Predecessor 2021 Period, $746.3 million for the Successor 2021 Period, $1,384.2 million for the Unaudited Pro Forma 2021 Combined Period, $1,349.4 million for Fiscal Year 2022 (Successor) and $917.7 million for the Unaudited 2023 Interim Period (Successor). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.” As of September 30, 2023, we had approximately 25,230 full-time associates.

Industry Background

We believe that technological innovation—as a primary catalyst of growth, differentiation and efficiency gains across industries and applications—will continue to drive long-term expansion in the global IT market, even as certain technologies and sectors experience declines in demand from time to time. As the world becomes increasingly digital, connected and automated, companies and consumers will need to invest in the latest technology and security around these solutions to effectively interact with key stakeholders, grow their business and drive operational efficiencies.

We believe our industry will benefit from a number of key trends:

•	Continued cloud migration and shift to a subscription-based economy. Enterprises and individuals continue to increase their adoption of XaaS solutions, and the shift to cloud alternatives is driving

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continued infrastructure buildout globally. Modern business models embrace dynamic relationships between suppliers and real-time customer demands. The technology implementations that have traditionally been the domain of IT departments and Chief Information Officers are now mission critical for all facets of business as they move toward business models driven by subscriptions. The ability to bill, provision, launch, price, recognize revenue and manage subscriptions is becoming increasingly essential to successful business outcomes and continued growth.

•

Need for enhanced security. The information security market has been impacted by an increase in the number and the complexity of threats and targeted attacks over the past several years. These threats impact infrastructure, networks and end-point devices, and are exacerbated by increasing proliferation of more connected devices than ever before. Such attacks affect data spanning from enterprises to personal technology. Given the impact that attacks have had on organizations across the world, security will remain a top priority for senior management teams and boards of directors, driving continued spend on security in the future. According to IDC, global security spend is expected to grow to $330 billion in 2027, an 11.6% CAGR from 2023.

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Exponential increase in the number of connected devices. As internet connectivity has become more widespread, the number of access points has increased. According to IDC, there will be approximately 46 billion connected IoT devices by 2025, generating approximately 67 zettabytes of data. Every part of the enterprise, from manufacturing facilities, to warehouses, to headquarters and other office environments, has devices that are connected to the internet. The corporate perimeter has expanded further throughout the COVID-19 pandemic, as work-from-home and hybrid models have increased. In our personal lives, consumer devices are also increasingly connected. We expect the prevalence of connected devices, edge computing and the regular refresh cycles needed will continue to drive IT spending in the future.

•

More sophisticated edge technologies and distributed networks. We expect work-from-home and hybrid working needs to continue and drive increasingly complex and sophisticated personal and home infrastructure. Companies are reevaluating their approaches for flexible work arrangements and remote working on a more permanent basis coming out of the COVID-19 pandemic. This will drive additional infrastructure spend to change not only how we work from home but also the way the workplace itself is configured. We expect this dynamic to increase the overall infrastructure installed base, as well as subsequent refresh and upgrade cycles.

•

Rollout of broadband and 5G networks will continue to drive technology growth. The continued proliferation of high-speed mobile networks is expected to increase connectivity and expand technical capabilities and applications, particularly in areas such as IoT, across a broad range of new markets and end users. We believe companies and consumers will need to continue investment in IT hardware and software technologies to capitalize on this expanding set of opportunities.

Distributors provide technology vendors a highly attractive variable cost channel to customers, including consultative sales and engineering support, as well as trade credit, financing, marketing and logistics services. Vendors leverage distributors’ capabilities to aggregate demand and provide extensive market reach and coverage across different geographies, while simplifying supply chain and go-to-market complexity. Distributors provide customers, including resellers and end-users, with critical product information and availability, aggregate multi-vendor technical expertise and service offerings, train and enable new certified sellers and authorized partners, extend financial solutions and trade credit and provide efficient supply chain logistics and technical support globally. As a result of these strategic benefits, we believe the opportunity for growth in the technology distribution industry will continue to exceed that of the global technology market as both hardware and software OEMs increasingly rely on distributors to support their go-to-market strategies.

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As technology solutions have become more complex and refresh cycles have shortened, dependence on distributors to provide product, marketing, technical and financial support has increased. Companies are increasingly seeking perspectives on the most efficient ways to design, procure and optimize their technical infrastructures, and customers increasingly demand high-quality service and support including advanced technical, training, support and financing services. These strategic engagements are bringing the technology value chain closer to the end customer and will increasingly require a comprehensive platform to serve customer needs.

Additionally, environmental concerns and regulatory requirements for the disposal of IT products and data security regulations, such as GDPR, create challenges for companies in managing the disposal of IT products, limiting the risk of data loss and reducing or eliminating subsequent financial losses. In addition to the environmental considerations, improperly deleting data and disposing of hardware can result in costly management of data and potential exposures if data is not managed properly and securely.

Our Market Opportunity

Numerous trends continue to reshape the way organizations go to market, driving increasingly complex supply chains in industries ranging from enterprise hardware and software to mobility and retail. Despite recent fluctuations in businesses’ and consumers’ purchasing behaviors, particularly for discrete products, demand remains strong for end-to-end technology solutions, cloud-centric business applications and subscription management services. Additionally, there is an increasing need to simplify and automate the delivery of complicated virtual, physical and hybrid solutions and replace what currently are complex, unconnected, people-dependent processes and systems used to consume technology. As a key partner to OEMs, software providers and businesses, our objective is to:

1.	Provide the industry’s most efficient and reliable route to market, with comprehensive capabilities to enhance the value of the solutions we deliver to drive successful business outcomes;

2.	Enable and increase our partners’ success and reach as the market evolves to additional cloud-centric and digital solutions, driven by Ingram Micro Cloud Marketplace, CloudBlue platform and FSE;

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3.

Digitize the supply and value chains and influence the way technology is acquired and demand is generated for technology solutions and services to enable our partners to transact via a fully digital platform to make business decisions, build demand and develop new offerings based on intelligent data insights; and

4.

Sustainably support the circular economy and lifecycle of technology by helping organizations quickly cycle through IT assets in a secure and environmentally friendly manner, providing IT asset disposition and reverse logistics and repair offerings to reduce e-waste.

Global Annual IT Spending in $Trillion (2007 – 2023)

The global IT industry has grown consistently through macroeconomic cycles. Historically, market growth has been predominantly driven by increased enterprise spending on datacenter products, software solutions and public infrastructure investment. Additionally, enterprise digital transformation initiatives and the increasing adoption of automation technologies have supported increased demand for software and server capacity. According to IDC, global IT spending has increased in 15 of the last 16 years on a constant annual dollar basis, illustrating the resilience of the IT industry through market cycles. We believe the proportion of the IT market sold through distribution has increased significantly over the last decade.

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Global Annual IT Spending in $Trillion

According to IDC, global IT spend across hardware, software and IT services was $3.0 trillion (excluding infrastructure-as-a-service) in 2023 and is expected to grow to $3.9 trillion in 2027, a 6.8% CAGR. We expect distribution to remain the principal route to market for most technology OEMs. As technology becomes more complex, drawing off of multiple vendors and providers, and continues to be consumed on premises, virtually and in hybrid manners, we believe the importance of distribution will continue even as more technology becomes cloud-based. We continue to offer a significant value proposition for both vendors and customers by bringing these diverse and numerous technologies together in one source.

Today, a number of key verticals such as cybersecurity, data center, sustainability and cloud are driving strong growth in technology spend. According to IDC, global security spend is expected to grow to $330 billion in 2027, an 11.6% CAGR from 2023. As IT spend continues to increase, we expect demand for IT asset disposition and reverse logistics and repair services to also increase. According to Technavio, the total addressable market for IT asset disposition is expected to reach $26.5 billion in 2027, up from $20.6 billion in 2023, a 6.6% CAGR. According to Statista, the total addressable market for reverse logistics and repair services in 2027 is expected to reach $861 billion, up from $700 billion in 2023, a 5.3% CAGR. We believe our differentiated capabilities enable us to continue to develop a leadership position in this large and growing market.

Cloud adoption is accelerating, with public cloud services spend expected to reach $1.3 trillion by 2027, up from $667 billion in 2023, a 19.3% CAGR, according to IDC. Cloud marketplaces have become increasingly

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important to software, hardware and infrastructure vendors’ go-to-market strategy, providing a unique value proposition to vendors including market reach, reduced complexity for customers and the ability to bundle services and broader solutions from multiple sources. According to IDC, the global digital transformation market, including hardware, software and IT and business services, is estimated to grow from $2.2 trillion in 2023 to $3.4 trillion in 2026, a 15.5% three-year CAGR. We believe our broad product offering, extensive vendor ecosystem and expansive customer base, combined with our highly scalable automated platform, position us to capture a greater share in a rapidly growing market. As more software licenses currently sold directly to end users move to a cloud as a service model, we expect our SAM cloud offerings to grow. Based on our experience in the industry, we believe the strength of our Ingram Micro Cloud Marketplace and CloudBlue platform allows us to capture cloud opportunities that may not be available to our competitors.

Key Benefits of Our Business Model

Our technology and cloud solutions business model is purpose-built for today’s technology landscape and the technology ecosystem of the future. We serve as an integral link in the global technology value chain, driving sales, reach and profitability for technology vendors, value-added resellers, mobile network operators, service and solution providers and other customers. We have a strong presence in each of the four regions in which we operate: North America, EMEA, Asia-Pacific and Latin America. Across each of these markets, our partners trust us to deliver a full spectrum of hardware, software, cloud, managed and professional and other services.

Our business model provides the following key benefits:

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Strong Market Access through Global Network of Partners and Customers. We are one of the global leaders in technology and cloud distribution with leading market share around the globe. We have more than 1,500 vendor partners and hold approximately 11,000 technical certifications across our organization. Furthermore, we have a highly diversified base of more than 161,000 customers serving the SMB market, which consists of millions of businesses, and more than 31,000 cloud marketplace customers, covering millions of end users and over 29 million seats. With operations on six continents, we enable technology vendors to reach diverse markets, end-users and geographic reliably and efficiently, while providing customers with access to the highest quality technology vendors worldwide. We believe based on our experience in the industry that our geographic reach and presence are superior to that of our competitors.

•

Cloud Platform Designed for the Evolution of XaaS. Our CloudBlue platform provides customers with a white label marketplace and end-to-end capabilities to deliver products, solutions and services more effectively and efficiently on a global scale. CloudBlue provides a flexible subscription billing management solution that handles complex XaaS business models, including the ability to bill, provision, launch, price, recognize revenue and manage subscriptions in real time. Our advanced platform enables API driven procurement, subscription billing, metering and upgrades via a single integrated platform providing a streamlined approach for vendors of all sizes. In addition to providing the technology platform powering the cloud businesses for many of the world’s foremost telecommunications companies, managed service providers, technology distributors and value-added

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resellers, our CloudBlue platform also powers our own Ingram Micro Cloud marketplace and is the foundation for building Ingram Micro Xvantage. We launched the platform in the United States, Germany, Canada, the United Kingdom, Mexico, Colombia, Austria, France, Italy, Belgium, the Netherlands, Spain and India, and we expect to launch in more geographies in 2024. We expect the investment and commitment we continue to make in Ingram Micro Xvantage will further strengthen our existing relationships, attract new partners and customers and influence end user technology preferences.

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Efficient Go-To-Market Channel through Demand Aggregation. We serve as a central, unified platform for our technology vendors to aggregate demand from large and highly fragmented markets, providing vendors with a highly attractive and efficient channel to market and a valuable extension of their sales forces. The SMB market sector, for example, includes a greater share of long-tail customers who are often more difficult for vendors to access efficiently and profitably given they have lower buying power than large customers who can consolidate orders.

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Broad Solutions Offering to Meet Evolving Customer Demand. Our long-standing, entrenched relationships with the largest global technology vendors allow us to provide customers with access to a deep portfolio of hundreds of thousands of technology and cloud products from vendors around the world. This, combined with our Ingram Micro Cloud Marketplace, connects partners with what we believe to be the world’s largest cloud ecosystem, enabling them to generate and satisfy demand more efficiently. Our Cloud Marketplace serves 29 aggregated marketplaces and supports more than 200 cloud solutions, a number that is rapidly increasing.

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Integrated Managed and Professional Services Tailored to Customer Needs. Customers increasingly demand integrated multi-vendor, high-quality service and support. As of September 30, 2023, we had approximately 1,020 engineers globally who provide the high-quality technical, training and pre- and post-sales support, integration and ongoing managed services that partners and customers need, without adding incremental overhead. Through a personalized and consultative approach, we tailor solution sets to specific customer needs and deploy certified technicians to assist where OEMs have gaps and where partners need multi-vendor solutions.

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Enabling a Circular Economy. We play an important role in responsibly collecting and beneficially repurposing e-waste through remanufacturing, recycling, refurbishing and recycling reselling technology devices. Our business thrives through helping our customers achieve their sustainability goals and our services have a positive impact on the environment by keeping harmful materials out of landfills and reducing mining and new product manufacturing. By recycling customers’ IT products, we support their security and regulatory requirements and environmental objectives.

As of September 30, 2023, we employed approximately 1,160 dedicated software engineers. Our technology, along with third-party technology and information systems, supports our business operations including inventory and order management, shipping, receiving, billing and accounting. Protecting our technology is an important aspect of our strategy, and as of September 30, 2023, we had 261 registered and pending patent applications worldwide, consisting of 32 granted U.S. patents, 152 granted non-U.S. patents and 77 U.S. and non-U.S. patents that are either pending, published or allowed.

Customer Case Studies

The following are representative examples of how customers have benefited from our Company. The case studies represent (i) a strategic customer, Converge Technology Solutions, and Ingram Micro’s engagement with midsized to large reseller customers who are expanding their businesses into the cloud and “Everything-as-a-Service” space, which is representative of business model changes that resellers are attempting to make as technologies evolve to new transactional models; (ii) an emerging technology vendor, UiPath, that led a request for proposal for a global distribution and solution provider that had the global reach, solution portfolio and resources to successfully expand their sales channel; and (iii) a long-standing technology vendor, Microsoft, which converted much of their licensed software products to a cloud and “as-a-service” model and needed a distribution and global cloud services provider to manage their channel partners and technically enable new channel partners to sell, service and support their new solutions:

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Customer Case Study 1: Converge Technology Solutions Corp

Converge Technology Solutions (CTS)Acquired 30 Companies in Four YearsCash flow is a business challenge many Cloud and Managed Solutions Providers (MSPs) face, especially as they add and scale subscription Everything as a Service (XaaS) solutions. So, when Canadian MSP Converge Technology Solutions looked for a partner to support their plans to substantially grow their business over four years, they turned to Ingram Micro. Founded in 2017, CTS specializes in advanced analytics, cloud, cybersecurity, digital infrastructure, managed services, and talent solutions.CAPITAL TO SCALE, ADD CRITICAL TECHNICAL EXPERTISE AND CAPABILITIES In 2018, CTS teamed up with Ingram Micro's Financial Solutions team to tap into its Managed Services Capital Program and design a plan to acquire 30 different Value-Added Resellers (VARs) and MSP companies to grow their portfolio, expertise and geographic reach. In addition to extending CTS working capital for acquisitions and new hires, Ingram Micro Financial Services was able to provide flexible terms, making it easier for CTS to invest and scale as it added new clients. "Having Ingram Micro's financial backing enabled us to hire the talent we needed, including data scientists with PhDs, analytics specialists, cybersecurity experts and more," says CTS CEO Shaun Maine. Business and technical training for the MSP's team and customers is another area where Ingram Micro adds tremendous value to its channel partners," explains Maine. "We've extended our cloud capabilities across the 30 companies we acquired and are now able to provide high-end cloud services-including onboarding and training-more quickly thanks to Ingram Micro's professional and managed IT services and training resources. The people, programs and resources within Ingram Micro are growth accelerators for channel partners big and small. It's an honor to call Ingram Micro an indispensable business partner." Ingram Micro solved for the cash crunch we were facing as a cloud service provider and made it easy and seamless for us to buy and integrate other companies into our business and expand our cybersecurity, cloud, analytics and managed services offerings.Shaun Maine, CTS CEO

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Customer Case Study 2: UiPath

Building a Successful RPA Sales Channel of Experts for UiPathUiPath is focused on its mission of providing a robot for every person-using automation to streamline processes, uncover efficiencies and provide insights that make the path to digital transformation fast and cost effective for business of all sizes. To achieve its growth targets to rapidly expand its Robotic Processing Automation (RPA) business, UiPath needed a business partner to help accelerate growth and drive scale by expanding reach, resources, and channel partner ecosystem globally.INGRAM MICRO: THE BUSINESS POWERING UIPATH'S GLOBAL EXPANSION In May 2021, Ingram Micro earned UiPath's business globally and within seven months, built a fast-growing hyper-automation portfolio, including placing expert resources within Ingram Micro's global Center of Excellence (CoE). "Ingram Micro now offers a full range of hyper-automation support from quoting to professional services supporting 3,500 of our channel partners in 55 countries," says Brent Combest, VP WW Channels and Programs, UiPath. "We chose Ingram Micro as our global partner because of their ability to quickly train more than 500 associates in sales and technical courses. Also, for their ability to create 'quote-to-cash' processes that support UiPath with our growth objectives for the IT Channel. Ingram Micro's cash flow specialists and financial solutions have also been key enablers in this endeavor." Much of the opportunity associated with RPA comes from selling services. "Per UiPath's research, every dollar of product revenue will produce four to seven dollars of professional service opportunities," notes Scott Zahl, Executive Director Global Vendor Engagement, Ingram Micro Inc. Ingram Micro's hyper-automation practice is growing in every region as part of the company's global Advanced Solutions portfolio. Thousands of channel partners across the globe are leveraging the resources within Ingram Micro's hyper-automation practice to grow faster, be smarter and do more for their customers. Ingram Micro created a model that allowed UiPath to enable and scale up a sales and technical Channel around the complex automation space, as well as support UiPath's existing 3,000 partners with financing, solutioning and other valuable go-to-market resources. Brent Combest , VP WW Channels and Programs UiPath

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Customer Case Study 3: Microsoft

Microsoft Accelerates Channel Transformation With Ingram MicroOffice 365 paved the way for channel partners to sell Software as a Service (SaaS) at scale and drive the migration of IT resources to the Cloud.When Microsoft launched the Microsoft Cloud Solution Provider (CSP) Program in 2015, Ingram Micro was first to support the transformation of Microsoft partners from principally reselling licenses to managing the entire customer relationship. Microsoft looked to Ingram Micro for guidance, education and enablement across the entire buyer's journey. Ingram Micro's Cloud Marketplace provided the right platform for Microsoft's CSP services to ensure that partners could automate many of the requirements of an as a service model and manage end customers at scale. A full suite of Office 365 solutions was offered alongside a team of experts who provided sales and technical training and business resources as partners adopted the new business model. SUCCESS IN CUSTOMER EXPERIENCE, ADOPTION OF SOLUTIONS Today, Ingram Micro continues to invest in its Microsoft Cloud practice to support partners with new programs, certification paths and training, enabling partners to significantly grow their Microsoft businesses. In 2017, Ingram Micro quickly became the largest Azure Indirect Provider globally, and two years later, launched the Microsoft Modern Work Accelerate and MS Security Expert Programs. Ingram Micro also embraced Microsoft Dynamics for its own IM360 CRM and sales enablement. Ingram Micro quickly saw the opportunity in Microsofts early move to subscription services when others saw disruption and enrolled 20,000 partners into the journey. Again, last year Ingram Micro took the initiative as a true business partner and supported us to educate, train and enable the channel to understand and take advantage of Microsofts New Commerce Experience (NCE) Program.Agnes Van De Walle, Partner Lead, Global Partner Service, Microsoft

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Our Strategic Priorities

We have a proven track record of profitable growth which has enabled us to achieve a position of great competitive strength and remain focused on continuing to deliver strong future growth. We recognize the market’s need for sophisticated IT solutions and our strategies are developed with this in mind. Our overall objective is to continue to expand our business and our profitability by delivering innovative and thoughtful solutions to enable business partners to scale and operate more efficiently and successfully in the markets they serve.

Our strategic priorities are aligned to achieve this objective and focus on:

•

Adding digital tools and services to deepen engagement with key customers and continuing to develop a transformative, fully digital platform to fully digitize and scale the delivery of our products and solutions portfolio. We intend to continue expanding our digital and services capabilities to connect and team with our partners and customers and serve their evolving needs. Our focus will be in areas of solving for growing XaaS and business model transactional complexity; digitizing quote-to-order, order status and tracking, customer service and other critical business support services; providing business intelligence for easier decision making on market or practice expansion; and enabling the deployment of new and emerging technologies. We intend to add, through acquisitions and organic investments, incremental digital tools, technical engineers and experts and service capabilities, along with training for our partners and customers. Our goal is to have our entire portfolio of products, software and services available on Ingram Micro Xvantage, delivering a singular experience for our vendor and customer partners to interact, learn, partner, plan and consume technology via seamless and autonomous engines using the latest in AI and ML technology. We believe Ingram Micro Xvantage will influence the way technology is acquired and demand is generated for all forms and transaction models of technology solutions and services. We launched the platform in the United States, Germany, Canada, the United Kingdom, Mexico, Colombia, Austria, France, Italy, Belgium, the Netherlands, Spain and India, and we expect to launch in more geographies in 2024. We expect the investment and commitment we continue to make in Ingram Micro Xvantage will further strengthen our existing relationships, attract new partners and customers and influence end user technology preferences.

•

Continuing to innovate, enhance and scale our CloudBlue digital platform and Ingram Micro Cloud Marketplace capabilities. We will continue to expand the capabilities and feature sets for CloudBlue while leveraging our leadership position and strong vendor partnerships to enhance our offering and scale the Ingram Micro Cloud Marketplace. We will continue to pursue additional acquisitions and organic investments to expand our digital and cloud capabilities and further increase scale.

•

Growing our cybersecurity, AI, hyper automation, IoT and other emerging technologies practices and further extending our technology portfolio to build out additional higher value, more complex product and services offerings. One of our investment priorities for the foreseeable future will be continued expansion of our advanced and emerging technology offerings, including services. We plan to further expand our ecosystem by identifying emerging technologies and higher value, more complex solutions and adding additional vendors to our platform.

•

Enhancing profitability through operational improvement initiatives, digitization and automation. We have additional opportunities to drive operational enhancement and efficiencies in areas such as pricing, management of rebates, mix enrichment, staff optimization and warehouse efficiency, to name a few. We also plan to continue building our technology roadmap to further develop and enhance our customer and vendor interface and experience.

•

Continuing our commitment to ESG initiatives. We will continue to focus on environmental stewardship, social responsibility and effective governance across our global operations. We aim to continue to invest in our communities and improve our environmental performance, while developing a comprehensive environmental sustainability data management system across our operations. We are committed to minimizing our environmental impact both directly through our operations and indirectly through our influence within our value chain. We will continue to invest in and evolve our ESG efforts, and over the next few years we expect to expand ESG competency and reporting with a continued

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focus on climate action and waste reduction, DE&I, supply chain risk assessments and alignment with UN Sustainable Development Goals relevant to our impacts and activities. See “—Environmental, Social and Governance.”

Our Products and Solutions

We provide a broad line of technology, services and solutions from more than 1,500 vendor partners, enabling us to offer comprehensive solutions to our reseller and retail customers. Our suppliers are the world’s most trusted technology leaders, along with emerging technology brands, which include the industry’s premier computer hardware suppliers, mobility hardware suppliers, networking equipment suppliers and software publishers such as Apple, Cisco, Dell, HPE, HPI, Lenovo and Microsoft. We also work with suppliers of computer peripherals, consumer electronics, cloud-based solutions, unified communication and collaboration, DC / POS and physical security products. Our cloud portfolio comprises third-party services and subscriptions spanning a breadth of products from solution software to infrastructure-as-a-service. Our Ingram Micro Cloud Marketplace service portfolio consists of third-party cloud-based services or subscription offerings sold through our own platform. Vendors on the platform include Adobe, Amazon Web Services, Cisco, Microsoft, Proofpoint and VMware. We sell products purchased from many vendors, but generated approximately 15%, 15%, 12% and 15% of our consolidated net sales in Fiscal Year 2020 (Predecessor), the Predecessor 2021 Period, the Successor 2021 Period and in Fiscal Year 2022 (Successor), respectively, from products purchased from Apple Inc. Additionally, we generated approximately 12%, 11%, 10% and 10% of our consolidated net sales in Fiscal Year 2020 (Predecessor), the Predecessor 2021 Period, the Successor 2021 Period and in Fiscal Year 2022 (Successor), respectively, from products purchased from HP Inc.

Our Ingram Micro Cloud Marketplace connects partners with what we believe to be the world’s largest cloud ecosystem, enabling them to generate demand more efficiently and provide third-party cloud-based services and subscription offerings through a digital platform for the consumption of cloud solutions in an ever-increasing cloud-centric world. The Ingram Micro Cloud Marketplace supports more than 200 cloud solutions and manages over 29 million seats. Our CloudBlue digital platform provides customers with a white label marketplace and end-to-end capabilities to deliver products, solutions and services more effectively and efficiently on a global scale. Our CloudBlue platform, which also powers the Ingram Micro Cloud Marketplace, is utilized by many of the world’s leading telecommunication companies, as well as by managed service providers, technology distributors and value-added resellers, and manages over 44 million seats. Our professional services offerings add value to our partners and customers by providing data-driven business and market insights, pre-sales engineering, post-sale integration, technical support and trade credit and financing solutions to further grow their businesses. In addition, our ITAD and Reverse Logistics and Repairs businesses play an important role in advancing environmental sustainability and bridging the digital divide through electronic device reverse logistics, refurbishment, recycling, reuse and resale for organizations, including the world’s largest mobile telecommunication providers. By helping to enable a circular economy, we help our customers in achieving their sustainability goals and enable consumers to access high-quality, affordable smartphones, computers and other devices.

We are focused on building our presence in those product categories and services and solutions that will benefit from key growth trends, such as the continuing technology shift to cloud-centric solutions, hybrid data centers, anything-as-a-service offerings, AI, hyper automation and circular economy solutions.

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As part of our global presence in each of our four geographic regions, we offer customers a full spectrum of hardware and software, cloud services and logistics expertise through three main lines of business: Technology Solutions, Cloud and Other. In each geographic region we offer customers the following product categories broken down under the respective line of business.

Technology Solutions:

•

Commercial & Consumer. We offer a variety of higher-volume products targeted for corporate and individual end users, including desktop personal computers, notebooks, tablets, printers, components (including hard drives, motherboards, video cards, etc.), application software, peripherals, accessories and Ingram Micro branded solutions. We also offer a variety of products that enable mobile computing and productivity, including phones, phone tablets (including two-in-one “notebook/tablet” devices), smartphones, feature phones, mobile phone accessories, wearables and mobility software.

•

Advanced Solutions. We offer enterprise grade hardware and software products aimed at corporate and enterprise users and generally characterized by specific projects, which account for lower volumes but higher gross margin. And while Advanced Solutions requires higher operational expenditures, primarily in the form of technical capabilities to serve the market, the operating margin delivered by this business is also generally stronger than Commercial & Consumer offerings. Within this product category we offer servers, storage, networking, infrastructure hardware and software (covering system management, network and storage), hybrid and software-defined solutions, cybersecurity, power & cooling and virtualization (software and hardware) solutions. This category also includes training, professional services and financial solutions related to these product sets. We also offer customers DC / POS, physical security, audio visual & digital signage, UCC and Telephony, IoT (smart office/home automation) and AI products.

Cloud:

•

Cloud-based Solutions. Our cloud portfolio comprises third-party services and subscriptions spanning a breadth of products from solution software to infrastructure-as-a-service. As technology consumption increasingly moves to XaaS, we have expanded our cloud solutions to more than 200 third-party cloud-based services or subscription offerings, including business applications, security, communications and collaboration, cloud enablement solutions and infrastructure-as-a-service. Also included here are sales of our proprietary CloudBlue digital platform, which provides customers with a white-label marketplace and end-to-end capabilities to deliver products, solutions and services more effectively and efficiently on a global scale.

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Other:

•

Other offerings. We provide customers with ITAD, reverse logistics and repair and other related solutions, and prior to April 2022 included the operations sold through the CLS Sale further described herein. See “—CLS Sale.” These offerings represent less than 10% of net sales for all periods presented herein.

Our business also includes a comprehensive suite of environmentally focused IT asset disposition solutions from intake to disposal, as well as reverse logistics and repairs solutions. These services operate at the convergence of the digital revolution, increasing demand for environmentally sustainable solutions and growing data security requirements, and include responsibly collecting and beneficially repurposing e-waste through remanufacturing, data sanitization, recycling, refurbishing and reselling technology devices, and asset recovery and management solutions, all through our ITAD and Reverse Logistics and Repairs businesses. Furthermore, offerings within our reverse logistics business include returns management, repair and refurbishment and an aftermarket sales channel. For more information regarding our purchase orders and customer arrangements, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Revenue Recognition,” our audited consolidated financial statements and related notes and our unaudited condensed consolidated financial statements and related notes, each included elsewhere in this prospectus.

Our Customers

We distribute IT and mobility solutions to more than 161,000 customers, including resellers, system integrators and retailers. We conduct business with most of the leading resellers of IT products and services around the world and with many of the world’s leading mobility companies. We serve a customer base that includes value-added resellers, corporate resellers, retailers, custom installers, systems integrators, mobile network operators, mobile virtual network operators, direct marketers, internet-based resellers, independent dealers, product category specialists, reseller purchasing associations, managed service providers, cloud services providers, PC assemblers, independent agents and dealers, IT and mobile device manufacturers and other distributors. Many of our customers are heavily dependent on partners with the necessary systems, capital, inventory availability, logistics capabilities and distribution and repair facilities in place to provide fulfillment and other services. We benefit from a broad geographic presence in 59 countries and are trusted by many of the world’s leading telecommunications companies, mobile operators and retail and consumer brands. In total, we help power the businesses of more than 1,500 vendor partners and we provide IT asset disposition and/or reverse logistics, repairs and fulfillment services to more than 800 companies. We aim to reduce our exposure to the impact of business fluctuations by maintaining a balance in the customer categories we serve. No single customer accounted for more than 10% of our total net sales in any of the periods presented herein.

Sales & Marketing

Our global, customer-facing sales and marketing team drives our go-to-market model centered on a deep understanding of our customer needs, and a goal to provide the industry’s broadest solutions offering to meet evolving customer demand and increasing technology complexity. We have operations in 59 countries, spanning all global regions, while also serving many additional geographies through various export sales offices, including general telesales operations into numerous markets. Our sales teams work closely with our marketing organization to actively pursue leads generated from marketing programs and guide prospective customers through the sales process.

Our marketing effort is focused on generating awareness of Ingram Micro’s solutions offering, creating sales leads, establishing and promoting our brand and our vendor partners’ products. Additionally, we offer a wide range of training, professional services, education and support offerings to enable our customers to rapidly onboard, adopt and ultimately realize value from our platform.

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Our sales and marketing organization includes sales development, sales operations, field sales and marketing personnel. As of September 30, 2023, we had approximately 12,800 associates in our sales and marketing organization.

Competition

We operate in a competitive environment globally. Competition in our business is based primarily on factors such as level of service, product and solution breadth and availability, subscription management capabilities, credit terms and availability, price, speed of delivery, effectiveness of sales and marketing programs, real-time analytic offerings and e-commerce tools. We compete with other high-volume and value-added international distributors, as well as numerous other smaller, specialized local and regional competitors who generally focus on narrower markets, products, or particular sectors. We also face competition from our vendors that sell directly to resellers, retailers and end-users. Our top competitors include global companies such as TD Synnex, Arrow Electronics, Inc., Scansource, Inc., Westcon-Comstor, Synnex Technology International and Anixter International, and local and regional distributors such as Also Holding, Esprinet, Redington, Exclusive Networks, Intcomex, AppDirect and Pax8, along with a number of other smaller local distributors.

We believe that we are well-equipped to outperform our competitors in all areas due to our comprehensive product and service offerings, broad global reach, highly skilled workforce and global distribution network.

Government Regulation

We are subject to a number of U.S. federal, U.S. state and foreign laws and regulations, covering tax, environmental (relating to product stewardship, including the European Union Waste Electrical and Electronic Equipment Directive), labor and employment, workplace safety advertising, intellectual property, federal securities, trade protection, anti-money-laundering, anti-corruption and anti-bribery, anti-competition, antitrust, internet and e-commerce, network security, encryption, payments and consumer protection relating to the promotion and sale of merchandise and the operation of fulfillment centers. The products we sell may be subject to tariffs, treaties and various trade agreements, as well as foreign and domestic laws and regulations affecting the import and export of IT products. For more information on the risks associated with complying with applicable laws, please see “Risk Factors—Risks Related to the Macroeconomic and Regulatory Environment—We operate a global business that exposes us to risks associated with conducting business in multiple jurisdictions” and “Risk Factors—Risks Related to the Macroeconomic and Regulatory Environment—Our failure to comply with the requirements of environmental, health and safety regulations or other laws and regulations applicable to a distributor of consumer products could adversely affect our business.”

We are also subject to privacy, data security and data protection laws and regulations, such as the California Consumer Privacy Act, the GDPR and similar data privacy laws in Brazil and China, the ePrivacy Directive and national implementing and supplementing laws in the EEA. Similar data privacy laws will go into effect in Virginia and Colorado in 2023, and India is expected to implement comparable laws as well. China and Russia have enacted data localization laws that require certain data to stay within their borders. Laws and regulations on data security and data privacy are constantly evolving and expanding, with an increasing number of countries around the world that are enacting and enforcing laws in these areas. These laws impose restrictions on the collection, processing and use of personal data, which in some instances could restrict our operations or require us to change the manner in which we handle personal data. Additionally, each new privacy or data security law potentially generates costs as we work to ensure our practices align with new requirements, which may or may not correspond with previously enacted requirements. For more information on risks related to the development of these laws, see “Risk Factors—Risks Related to Information Technology, Data Privacy and Intellectual Property—Changes in the regulatory environment regarding privacy and data protection regulations could have a material adverse effect on our results of operations.”

We monitor changes in the laws and regulations to which we are subject. Our legal and compliance team and our information security team oversee our data protection strategy and monitor our compliance with laws and

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regulations generally. These teams manage, implement and oversee internal privacy policies and security measures, including regular monitoring and testing of systems and equipment.

We believe that we are in material compliance with applicable laws and regulations, and we are not aware of any laws or regulations that are likely to materially impact our net sales, cash flow or competitive positions or result in any material expenditures. However, many of the laws and regulations to which we are subject continue to develop and could be interpreted, applied or amended in ways that are unfavorable to our business.

Facilities

We have operations in 59 countries, spanning all global regions as set forth in the chart below. Our global infrastructure comprises nearly 11 million square feet across 130 logistics and service centers. Our geographic reach extends into four main regions: North America, EMEA, Asia-Pacific and Latin America.

Regions	Country
North America (2)	United States, Canada
EMEA (37)	Austria, Belgium, Bosnia and Herzegovina, Bulgaria, Croatia, Czech Republic, Denmark, Egypt, Finland, France, Germany, Hungary, Ireland, Israel, Italy, Kosovo, Lebanon, Luxembourg, Morocco, The Netherlands, North Macedonia, Norway, Oman, Pakistan, Poland, Portugal, Qatar, Romania, Saudi Arabia, Serbia, Slovenia, Spain, Sweden, Switzerland, Turkey, United Arab Emirates, United Kingdom
Asia-Pacific (12)	Australia, Bangladesh, The People’s Republic of China (including Hong Kong), India, Indonesia, Japan, Malaysia, New Zealand, Philippines, Singapore, Sri Lanka, Thailand
Latin America (8)	Argentina, Brazil, Chile, Colombia, Costa Rica, Mexico, Peru, Uruguay

Our headquarters is in Irvine, California and consists of over 200,000 rentable square feet of space pursuant to a lease that expires on July 31, 2026.

Our Trademarks and Service Marks

We own or license various trademarks and service marks, including, among others, “Ingram Micro,” the Ingram Micro logo, “V7” (Video Seven), “CloudBlue,” “Aptec,” “Xvantage” and “Trust X Alliance.” Certain of these marks are registered, or are in the process of being registered, in the United States and various other countries. Even though our marks are not registered in every country where we conduct business, in many cases we have acquired rights in those marks because of our continued use of them.

Human Capital Resources

As of September 30, 2023, we had approximately 25,230 full-time associates. Additionally, as of September 30, 2023, we utilized the services of approximately 2,375 full-time equivalent temporary or contract workers at peak, who provide us with the workforce agility we require. Works councils or unions represent some of our associates in certain countries, almost exclusively where required by local regulations or brought in through acquisitions; our U.S. associates are not represented by a labor union, nor are they covered by a collective bargaining agreement.

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Diversity, Equity and Inclusion

At Ingram Micro, our people and their diverse talents define us. Our unique perspectives generate innovative ideas; our lived differences help us find new futures; our varied strengths and weaknesses enable our growth.

Our commitment to diversity is embodied in our Together Ingram Micro program which includes Listening & Storytelling, Coaching for Actions & Habits, Learning Activities, Scorecards, Focused Diversity Talent Acquisition and Celebrations and Equity Reviews. As of September 30, 2023, women represented approximately 34% of our leaders, and approximately 42% of our associate base. We strive to continue to increase our diversity and maximize our inclusiveness throughout our company – in all countries and at all levels, while ensuring we have the best associates regardless of their race, color, religion, sex, age, national origin, disability, sexual orientation, gender identity, marital status, veteran status, citizenship or other protected criteria under state and federal laws. Our CEO, Paul Bay, has clearly communicated to our associates his commitment to, and the importance of, working hard, doing well and treating others with respect.

Pay Equity or Total Rewards

We believe people should be paid for what they do and how they do it, regardless of their gender, race or other personal characteristics. To deliver on that commitment, we benchmark and set pay ranges based on market data and consider factors such as an associate’s role and experience, the location of their job and their performance. We also review our compensation practices, both in terms of our overall workforce and individual associates, to ensure our pay is fair and equitable. We have reviewed the compensation of associates to ensure consistent pay practices by conducting annual rewards equity reviews.

We offer total rewards that are market-competitive and performance-based, driving innovation and operational excellence. Our compensation programs, practices and policies reflect our commitment to reward short- and long-term performance that aligns with, and drives, value for our owners. Total direct compensation is generally positioned within a competitive range of the market median, with differentiation based on tenure, skills, proficiency and performance to attract and retain key talent.

Associate Engagement

We regularly collect feedback to better understand and improve the associate experience and identify opportunities to continually strengthen our culture. We want to know what is working well, what we can do better and how well our associates understand our priorities and live by the Tenets of Our Success. In 2023, 84% of respondents who received our annual associate survey participated. Our results equaled or exceeded our survey provider’s High Performance Benchmark in eight of thirteen categories and equaled or increased our favorable results in eleven of thirteen categories since our last full survey in 2021.

Training and Development

People development is foundational to our success. We continually invest in our associates’ career growth and provide a wide range of development opportunities. In 2022, approximately 55% of our executive positions were filled with internal candidates. We also deployed a new career development framework to further accelerate the development of our colleagues at all levels and areas of the business.

Health, Safety and Wellness

The physical health, financial well-being, life balance and mental health of our associates is vital to our success. Throughout the year, we encourage healthy behaviors through regular communications, educational sessions, voluntary progress tracking, wellness challenges and other incentives. In January 2021, we implemented a global employee assistance program to ensure that all associates and their immediate families have access to many tools and sources of support that address their financial, physical and mental well-being. Our warehouse and integration facilities continue to represent our most significant health and safety risks. Our

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global health and safety leadership team uses our global injury and illness reporting system to assess trends regionally and worldwide as part of quarterly reviews. Managing and reducing risks at these facilities remains a focus, and injury rates continue to be low.

Environmental, Social and Governance

Our ESG program is overseen by our executive ESG steering committee, consisting of our:

•	Chief Executive Officer,

•	Executive Vice President and Chief Financial Officer,

•	Executive Vice President, Secretary and General Counsel,

•	Executive Vice President, Human Resources, and

•	Executive Vice President, Global Operations and Engineering.

The executive ESG steering committee receives periodic briefings from our Global ESG team and individual program owners that include ESG risks and developments. We are constantly in the process of determining meaningful and impactful actions we can take to drive ESG improvements.

In 2021, we launched a new company-wide ESG program called IngramMicroESG. The program is administered by a dedicated team located at our corporate headquarters in Irvine, California, that is responsible for setting program strategy, initiatives and monitoring progress, all under the guidance of the executive ESG steering committee.

Responsibility is one of the Tenets of Our Success as a company, and environmental stewardship is one area in which we demonstrate our responsibility. Our Environmental Stewardship Policy provides specific guidance to management and associates on their specific responsibilities. Reduction of our environmental footprint is integrated into our work culture through our IngramMicroPlanetary environmental sustainability program, which we use to monitor and track our environmental impact, set context- and risk-based goals and drive and recognize outstanding environmental stewardship. We also seek to reduce our environmental footprint through our LEAN

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operational efficiency program, which is a process-based approach to analyzing operations to identify and eliminate inefficiencies, such as materials waste and excess utilities usage. We have established targets for reducing greenhouse gas emissions and waste in our operations. To support a circular economy, our ITAD solutions focus on the reuse and recycling of electronics, and in the United States, four of our ITAD processing facilities are e-Stewards certified. Since 2019, we have been a registered SmartWay Shipper Partner in the EPA’s SmartWay Program, which allows us to benchmark our performance and assess the environmental impact of our transportation in the United States, as well as measure the fuel efficiency of our carrier partners, helping us address the carbon impacts of goods movement within our value chain.

We help our associates and communities thrive through career development programs, embracing inclusivity and diversity while promoting service and our continued focus on health and safety. In addition to launching our Together at Ingram Micro DE&I program, in 2020 and 2021 we formalized our first employee resource groups. We earned a top score of 100% on the Human Rights Campaign’s Corporate Equality Index in 2022. We are proud to support the philanthropic interests of our associates through volunteerism and giving programs. In response to the COVID-19 pandemic, we created our COVID-19 working group, which met daily to evaluate the global pandemic environment and implement health and safety protocols throughout our facilities in accordance with local, state and federal regulations.

We believe our culture of ethics and integrity is built on a foundation of strong corporate governance, encapsulated in our Code of Conduct. Fair business practices are fundamental to our ability to establish trust with our partners, our associates and the communities in which we operate as well as maintain our reputation. Our ethical compliance program, which is overseen by the audit committee of our board of directors, covers areas such as anti-corruption, anti-bribery, anti-money laundering and harassment and whistleblower compliance. The program spans all our entities, across all operating regions and markets in which we have a presence. Our anti-bribery management system has been verified by Ethisphere as meeting the requirements of ISO 37001. We are also a member of the Global Technology Distribution Council, which comprises the technology industry’s top wholesale distributors who drive more than $150 billion in annual worldwide sales, allowing us to participate in the development of an industry approach to address corruption.

Legal Proceedings

From time to time we are involved in legal proceedings and subject to investigations, inspections, audits, inquiries and similar actions by government authorities, arising in the normal course of our business. Other than as discussed in Note 10, “Commitments and Contingencies,” to our audited consolidated financial statements and Note 10, “Commitments and Contingencies,” to our unaudited condensed consolidated financial statements, we do not believe that the currently pending proceedings will have a material adverse effect on our results of operations or financial condition.

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MANAGEMENT

Our Executive Officers and Directors

Below are the names, ages as of November 1, 2023, positions and a brief account of the business and experience of certain individuals who we expect will serve as our executive officers and directors at the completion of the offering. We are currently reviewing the composition of our anticipated board of directors and committees. In subsequent filings with the SEC, we will update any relevant disclosure herein as appropriate and provide the relevant disclosure regarding such individuals.

Name	Age	Position
Executive Officers:
Alain Monié	72	Executive Chairman and Director Nominee*
Paul Bay	53	Chief Executive Officer and Director Nominee*
Michael Zilis	53	Executive Vice President and Chief Financial Officer
Scott Sherman	57	Executive Vice President, Human Resources
Augusto Aragone	51	Executive Vice President, Secretary and General Counsel

Directors and Director Nominees:
Felicia Alvaro	62	Director Nominee*
Anne Chow	57	Director Nominee*
Christian Cook	53	Director Nominee*
Tracey Doi	62	Director Nominee*
Bryan Kelln	57	Director Nominee*
Jacob Kotzubei	54	Director Nominee*
Matthew Louie	46	Director Nominee*
Mary Ann Sigler	69	Director

*	To be elected to the board upon or before consummation of this offering

Executive Officers

Alain Monié formerly served as the Chief Executive Officer of Ingram Micro and was named Executive Chairman of the Company on January 1, 2022. Mr. Monié will serve as the Executive Chairman of the Company until (i) the earlier of July 1, 2023 or the date of an initial public offering or certain similar transactions, or (ii) a later date in 2023 as may be mutually agreed upon by Mr. Monié and the Company. Mr. Monié had served as Ingram Micro’s Chief Executive Officer since January 20, 2012 until January 1, 2022. He rejoined Ingram Micro as our President and Chief Operating Officer on November 1, 2011, after a year as Chief Executive Officer of APRIL Management Pte., a multinational industrial company based in Singapore. Prior to his role at APRIL Management Pte., Mr. Monié served as President and Chief Operating Officer of Ingram Micro from 2007 to 2010 and initially joined Ingram Micro in February 2003 as Executive Vice President, and served in that role and as President of Ingram Micro Asia-Pacific from January 2004 to August 2007. Prior to joining Ingram Micro, Mr. Monié spent more than two years as President of the Latin American Division of Honeywell International. He joined Honeywell through the corporation’s merger with Allied Signal Inc., where he built a 17-year career on three continents, progressing from a regional sales manager to head of Asia-Pacific operations from October 1997 to December 1999. Mr. Monié has been a member of the board of directors of The AES Corporation since July 2017 and was a member of the board of directors of Expeditor International of Washington, Inc. from May 2017 to May 2020 and Amazon.com, Inc. from November 2008 to May 2016. As a seasoned executive and Chief Executive Officer of Ingram Micro, Mr. Monié brings in-depth knowledge of Ingram Micro’s business operations and strategy that is important to the board of directors’ oversight of strategy, succession planning, enterprise risk management, compensation and implementation of sound corporate governance practices for Ingram Micro. Mr. Monié earned a Master’s degree in business administration from the Institut Supérieur des

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Affaires, France (now part of the HEC Group). He received high honors in automation engineering studies at the École Nationale Supérieure d’Arts et Métiers (ENSAM) France.

Paul Bay assumed the role of Chief Executive Officer of Ingram Micro on January 1, 2022. Mr. Bay had served as Ingram Micro’s Executive Vice President and President of Global Technology Solutions since January 2020. Prior to that, he served as Ingram Micro’s Executive Vice President and Group President of the Americas from August 2018 to December 2019, Executive Vice President and Chief Executive of Ingram Micro U.S. and Miami Export from 2015 to August 2018, and Sr. Executive Vice President and President of Ingram Micro North America from 2013 to 2014. Mr. Bay first joined Ingram Micro in 1995 and served in various roles of increasing responsibility until 2006. Mr. Bay then served as CEO of Punch! from 2006 to 2010 and rejoined Ingram Micro in 2010. Mr. Bay holds a Bachelor’s degree in speech communication from California State University, Northridge.

Michael Zilis has served as Ingram Micro’s Executive Vice President and Chief Financial Officer since January 2020. Prior to that, he served as Ingram Micro’s Executive Vice President of Asia-Pacific from August 2016 to December 2019, and has served in various other operational and finance roles since joining Ingram Micro in 2006. As Executive Vice President and Chief Financial Officer, Mr. Zilis is responsible for Ingram Micro’s global finance organization, including financial planning and analysis, mergers and acquisitions, treasury and risk management, financial operations, accounting and reporting, and internal audit, tax and global business processes. Prior to joining Ingram Micro, Mr. Zilis held roles at Avnet, Inc. and Arthur Andersen LLP. Currently, Mr. Zilis serves as a director of Veritone, Inc. (Nasdaq: VERI). Mr. Zilis received his Bachelor of Science degree in Finance and Accounting from Boston College.

Scott Sherman has served as Ingram Micro’s Executive Vice President of Human Resources since May 2015. As Executive Vice President of Human Resources, Mr. Sherman is responsible for the identification, development and implementation of the company’s human resources strategies in support of the organization’s global objectives. Mr. Sherman oversees all aspects of human resources worldwide, including organization development and talent management, compensation and benefits, payroll, learning and development. Prior to joining Ingram Micro, Mr. Sherman served as Executive Vice President of Human Resources and a member of the Executive Committee at Allergan from September 2010 to March 2015. Mr. Sherman also held human resources roles at Medtronic, and human resources and territory management roles at Exxon. Mr. Sherman received his Bachelor of Arts degree in International Affairs from the George Washington University and holds a Master of Industrial and Labor Relations from Cornell University’s School of Industrial and Labor Relations.

Augusto Aragone has served as Ingram Micro’s Executive Vice President, Secretary and General Counsel since December 2016. Prior to that, Mr. Aragone served a variety of legal leadership roles with the company, especially in the areas of mergers and acquisitions and finance transactions, originally joining as regional counsel for Latin America in 2008. As Executive Vice President, Secretary and General Counsel, Mr. Aragone oversees all aspects of Ingram Micro’s worldwide legal department, including managing Ingram Micro’s team of legal professionals, preventing and resolving disputes, promoting Ingram Micro’s contractual rights and safeguarding Ingram Micro’s assets. Prior to joining Ingram Micro, Mr. Aragone served as legal director for Latin America for DHL and held several business roles across the international logistics industry in Latin America. Mr. Aragone holds a Juris Doctor degree from Uruguay State University, a Master’s degree from Bologna University in Italy and a Master of Laws degree from the University of Miami. He is admitted to the New York bar.

Directors

Felicia Alvaro served as Chief Financial Officer and Treasurer for Ultimate Software from 2018 until her retirement in 2020, a period during which she oversaw the company’s transition in 2019 from a publicly traded company to a privately held company. Ms. Alvaro joined Ultimate Software as Vice President of Finance in 1998, shortly after the company’s initial public offering. During her 22-year tenure at Ultimate Software, she was responsible for the company’s accounting, finance, privacy, risk and compliance, financial planning, tax, treasury and financial systems teams. Previously, Ms. Alvaro spent 11 years in finance and accounting positions at Precision Response Corporation, Pueblo Xtra International and KPMG. She served as a director and as Audit

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Committee Chair of Cornerstone OnDemand, a publicly traded company at the time of her joining, from 2020 until it was acquired and taken private in 2021. She also served as a director and as Audit Committee Chair of ServiceMax, a privately held company, from 2021 until its sale in 2023 to PTC, a publicly traded company. Ms. Alvaro holds a Bachelor of Science in Accounting from Southeastern Louisiana University and is a Certified Public Accountant in Georgia. Ms. Alvaro was selected to serve on our board of directors due to her decades of senior executive leadership experience and expertise in accounting, auditing, financial reporting, financial planning and analysis, risk oversight and general compliance.

Anne Chow served as Chief Executive Officer – AT&T Business from 2019 until her retirement in 2022. In that role, Ms. Chow was responsible for the Business Solutions organization of AT&T (NYSE: T), serving nearly 3 million business customers in more than 200 countries and territories around the world. In total, Ms. Chow spent more than thirty years at AT&T in a variety of executive leadership positions, including President – National Business from 2017 to 2019, President – Integrator Solutions from 2016 to 2017, Senior Vice President – Global Solutions & Sales Operations from 2014 to 2015, and Senior Vice President – Premier Client Group from 2008 to 2014. In 2022, she was appointed as adjunct professor of executive education at the Kellogg School of Management at Northwestern University. Ms. Chow currently serves as Lead Independent Director of the board of directors of FranklinCovey (NYSE: FC), where she also chairs the Corporate Governance and Nominating Committee and is a member of the Organization and Compensation Committee and the Innovation and Growth Committee, and as a director of 3M (NYSE: MMM), where she is a member of the Compensation and Talent Committee and the Science, Technology & Sustainability Committee. Ms. Chow holds Bachelor of Science and Master of Engineering degrees in Electrical Engineering from Cornell University and a Master of Business Administration from the Johnson Graduate School of Management at Cornell University. Ms. Chow was selected to serve on our board of directors due to her significant global leadership experience as well as her extensive sales, strategy, product management, operations and technology expertise developed over three decades within one of the world’s largest multinational corporations.

Christian Cook is currently a Managing Director at Platinum Advisors with responsibility for managing the transition of newly acquired companies into Platinum’s portfolio. Post-transition, he also has responsibly for strategy, value creation and operational performance at select global portfolio companies. Since his joining Platinum Advisors in 2013, Mr. Cook has served as an officer of a number of Platinum’s portfolio companies, notably Vertiv Holdings Co (NYSE: VRT), a manufacturer of technology and data center infrastructure equipment. Prior to joining Platinum Advisors, Mr. Cook was with AlixPartners where he focused on the operational improvements and cost reduction opportunities during high urgency situations, often serving interim C-suite roles such as CEO and COO. Mr. Cook holds a Bachelor of Mechanical Engineering degree from the Georgia Institute of Technology and holds a Master’s of International Business Studies degree from the University of South Carolina. Mr. Cook was selected to serve on our board of directors due to his experience related to private equity, transactional matters and operational performance on a global scale.

Tracey Doi served as Chief Financial Officer and Group Vice President for Toyota Motor North America, the largest subsidiary of Toyota Motor Corporation (NYSE: TM), from 2003 until her retirement in 2022. She joined Toyota in 2000 as Vice President, Corporate Controller and her responsibilities continued to expand upon her elevation to CFO in 2003. Currently, Ms. Doi serves as a director and member of the Audit & Finance Committee and Cybersecurity Committee of Quest Diagnostics (NYSE: DGX) and as a director and member of the Audit and Finance Committee of Pentair PLC (NYSE: PNR). In addition, she is an independent board trustee and serves on the Audit, Nomination & Governance and Ethics Committees for SunAmerica Series Trust and Season Series Trust, open-end management investment companies. Previously Ms. Doi served as a director of City National Bank, a Royal Bank of Canada company, from 2016 to 2022, where she also chaired the Audit Committee and was a member of the Compensation Committee. Ms. Doi also serves on the boards of 50/50 Women on Boards, National Association of Corporate Directors North Texas, National Asian/Pacific Islander American Chamber of Commerce and Entrepreneurship Foundation, International Women’s Forum – Dallas and the Japanese American National Museum. Ms. Doi holds a Bachelor of Arts degree in Business Economics from the University of California, Los Angeles. Ms. Doi was selected to serve on our board of directors due to her

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extensive executive experience with a multinational corporation operating in a complex industry, including her experience in corporate finance, general management and strategic planning.

Bryan Kelln joined Platinum Advisors in 2008 and is a Partner and President of Portfolio Operations at the firm and is a member of the firm’s Investment Committee. Mr. Kelln is responsible for all aspects of business strategy and operations at the firm’s portfolio companies and is involved in evaluating buy- and sell-side opportunities across the firm. Mr. Kelln works closely with the firm’s operations team as well as portfolio company executive management to drive strategic initiatives and to deploy operational resources. Prior to joining Platinum Advisors, Mr. Kelln was Senior Vice President and Chief Operating Officer at Nortek, Inc. Previously Mr. Kelln was a senior executive at Jacuzzi Brands, Inc. where he served as President of Jacuzzi, Inc. and an Operating Executive with the Jordan Company, a private investment firm where he was involved in acquisitions, divestitures and operations for the firm and served as a board member of portfolio companies. Additionally, Mr. Kelln has also served as President and CEO of RockShox, Inc., Senior Vice President at General Cable Corporation and as a Partner in the Supply Chain Management Practice of Mercer Management Consulting. Mr. Kelln holds a bachelor’s degree from Washington State University and a Masters of Business Administration from The Ohio State University, Fisher College of Business. Mr. Kelln has served as a director or manager of a number of Platinum’s portfolio companies. Mr. Kelln serves on the board of directors of Custom Truck One Source, Inc. (NYSE: CTOS), and he is a former director of Key Energy Services, Inc. (2016 to 2020) and Verra Mobility Corporation (NASDAQ: VRRM) (2018 to 2021). Mr. Kelln was selected to serve on our board of directors due to his experience related to private equity, transactional matters and post-acquisition monitoring and oversight of operational performance at portfolio companies.

Jacob Kotzubei joined Platinum Advisors in 2002 and is a Partner and co-President at the firm. Prior to joining Platinum Advisors in 2002, Mr. Kotzubei was a Vice President of the Goldman Sachs Investment Banking Division – High Tech Group in New York City, and the head of the East Coast Semiconductor Group. Previously, he was an attorney at Sullivan & Cromwell LLP in New York City, specializing in mergers and acquisitions. Mr. Kotzubei received a Bachelor of Arts degree from Wesleyan University and holds a Juris Doctor from Columbia University School of Law. Mr. Kotzubei serves on the board of directors of Ryerson Holding Corporation (NYSE: RYI) and Vertiv Holdings Co (NYSE: VRT), and is a former director of Key Energy Services, Inc. (2016 to 2022), Verra Mobility Corporation (NASDAQ: VRRM) (2018 to 2021) and KEMET Corporation (2011 to 2020). Mr. Kotzubei was selected to serve on our board of directors due to his experience in executive management oversight, private equity, capital markets, mergers and acquisitions and other transactional matters.

Matthew Louie joined Platinum Advisors in 2008. Mr. Louie is a Managing Director at the firm and is responsible for the structuring and execution of acquisition and divestiture transactions. Prior to joining Platinum Advisors in 2008, Mr. Louie was an investment professional at American Capital Strategies, a middle-market focused private equity firm. Prior to American Capital, Mr. Louie worked in venture capital and growth equity at both Canaan Partners and Agilent Technologies, and in investment banking at Donaldson, Lufkin & Jenrette. Mr. Louie holds undergraduate degrees in both Economics and Political Science from Stanford University. He also holds a Master’s degree in Business Administration from Harvard Business School. Mr. Louie serves as a manager of a number of Platinum’s portfolio companies and serves on the board of directors of Vertiv Holdings Co (NYSE: VRT). Mr. Louie was selected to serve on our board of directors due to his experience related to private equity, capital markets, transactional matters and post-acquisition monitoring and oversight of operational performance at portfolio companies.

Mary Ann Sigler has served as a director of Ingram Micro since the acquisition of the company by Platinum in July of 2021. Ms. Sigler is Executive Vice President, Chief Financial Officer and Treasurer of Platinum Advisors. She joined Platinum Advisors in 2004 and is responsible for overall accounting, tax and financial reporting, as well as managing strategic planning projects for the firm. Prior to joining Platinum Advisors, Ms. Sigler was with Ernst & Young LLP for 25 years where she was a partner. Ms. Sigler holds a Bachelor of Arts degree in Accounting from California State University at Fullerton and a Master’s degree in Business Taxation from the University of Southern California. Ms. Sigler is a Certified Public Accountant in California, as well as a

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member of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants. She currently serves on the board of directors of Ryerson Holding Corporation (NYSE: RYI). We believe that Ms. Sigler’s qualifications to serve on our board of directors include her extensive and significant business, financial and investment experience and prior involvement with Platinum’s investment in Ingram Micro.

Board Composition

Our business and affairs are managed under the direction of our board of directors.

The number of directors which shall constitute our board of directors will initially be fixed at eleven directors, ten of which are set forth above. The eleventh director will be disclosed in a subsequent amendment to the registration statement, of which this prospectus is a part, prior to the completion of this offering. The authorized number of directors may be changed by resolution of our board of directors. Vacancies on our board of directors can be filled by resolution of our board of directors. Upon the completion of the offering, our board of directors will be divided into three classes, each serving staggered three-year terms:

•	our Class I directors will be Anne Chow, Alain Monié and Christian Cook, and their terms will expire at the first annual meeting of stockholders following the date of this prospectus;

•

our Class II directors will be Felicia Alvaro, Bryan Kelln, Mary Ann Sigler and an additional director who will be disclosed in a subsequent amendment to the registration statement, of which this prospectus is a part, prior to the completion of this offering, and their terms will expire at the second annual meeting of stockholders following the date of this prospectus; and

•	our Class III directors will be Paul Bay, Jacob Kotzubei, Matthew Louie and Tracey Doi, and their terms will expire at the third annual meeting of stockholders following the date of this prospectus.

As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms. See “Description of Capital Stock.”

In addition, pursuant to the Investor Rights Agreement we expect to enter into in connection with this offering, Platinum will have the right to designate nominees to our board of directors subject to the maintenance of certain ownership requirements in us. See “Certain Relationships and Related Person Transactions—Investor Rights Agreement.”

Board Independence

Our board of directors has affirmatively determined that Felicia Alvaro, Tracey Doi and Anne Chow do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the NYSE. In making these determinations, our board of directors considered the current and prior relationships that each such director nominee has with our Company, Platinum and all other facts and circumstances our board of directors deemed relevant in determining their independence.

Controlled Company Exception

After the completion of this offering, Platinum will continue to beneficially own shares representing more than 50% of the voting power of our shares eligible to vote in the election of directors. As a result, we will be a “controlled company” within the meaning of the NYSE’s governance standards. Under such corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements that (1) a majority of our board of directors consist of independent directors, (2) our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (3) that our director

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nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process.

For at least a period of time following this offering, we intend to utilize all of these exemptions. As a result, following this offering, we will not be required to have a majority of independent directors on our board of directors and will not be required to have compensation or nominating and corporate governance committees that are composed entirely of independent directors. Accordingly, our stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. In the event that we cease to be a “controlled company” and our shares continue to be listed on the NYSE, we will be required to comply with these provisions within the applicable transition periods.

If at any time we cease to be a controlled company, we will take all action necessary to comply with the independence requirements, subject to any permitted “phase-in” period.

Committees of the Board of Directors

Upon the listing of our shares on the NYSE, our board of directors will have three standing committees: an audit committee, compensation committee, and nominating and corporate governance committee, each of which will operate under a charter that has been approved by our board of directors. In addition, from time to time, special committees may be established at the direction of the board of directors when necessary to address specific issues. Our chief executive officer and other executive officers will regularly report to the non-executive directors and the audit committee, compensation committee, and nominating and corporate governance committee to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. Upon the listing of our shares on the NYSE, copies of each committee’s charter will be posted on our website, www.ingrammicro.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider such information to be a part of this prospectus.

Audit Committee

Upon the completion of this offering, we expect to have an audit committee, consisting of Tracey Doi, who will be serving as the Chair, Felicia Alvaro and Anne Chow. Each of Tracey Doi, Felicia Alvaro and Anne Chow qualify as an independent director under the NYSE’s corporate governance standards and the independence requirements of Rule 10A-3 of the Exchange Act. Our board of directors has determined that Tracey Doi qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

The primary purposes of the audit committee are to prepare the audit committee report required by the SEC and to assist our board of directors with its oversight of (1) our risk management policies and procedures; (2) the audits and integrity of our financial statements; (3) the effectiveness of our internal controls over financial reporting; (4) our compliance with legal and regulatory requirements; (5) the qualifications, performance and independence of the outside auditors; and (6) the performance of our internal audit function.

Compensation Committee

Upon completion of this offering, we expect to have a compensation committee consisting of Jacob Kotzubei, who will be serving as the Chair, Mary Ann Sigler, Bryan Kelln and Felicia Alvaro. The primary purposes of the compensation committee are to review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer and the other senior executives; to evaluate the performance of the Chief Executive Officer and the other senior executives in light of such goals and objectives; to determine and approve the compensation of our Chief Executive Officer and the other senior executives; to make recommendations to our full board of directors with respect to incentive-based and equity-based compensation plans that are subject to board approval; to prepare the disclosure required by SEC rules; and to oversee our overall compensation structure, policies and programs.

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Nominating and Corporate Governance Committee

Upon completion of this offering, we expect to have a nominating and corporate governance committee consisting of Matthew Louie, who will be serving as the Chair, Christian Cook, Anne Chow and an additional director who will be disclosed in a subsequent amendment to the registration statement, of which this prospectus is a part, prior to the completion of this offering. The primary purposes of the nominating and corporate governance committee are to review and make recommendations to our full board of directors regarding the structure and composition of the board and its committees, including identifying qualified director nominees consistent with criteria approved by our board of directors; to develop and recommend corporate governance guidelines to our full board of directors; and to oversee the evaluation of our board of directors, its committees, and our management team.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers serves as a member of the compensation committee or board of directors of any other entity that has an executive officer serving as a member of our board of directors or compensation committee.

We are parties to certain transactions with Platinum and its affiliates and certain of our directors described in the section of this prospectus entitled “Certain Relationships and Related Person Transactions.”

Role of our Board of Directors in Risk Oversight

Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us and oversees the implementation of risk mitigation strategies by management. Our board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Code of Conduct

We have adopted a Code of Conduct that applies to all of our directors, officers and team members, including our chief executive officer and chief financial and accounting officer. Our Code of Conduct will be available on our website upon the completion of this offering. Our Code of Conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

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EXECUTIVE COMPENSATION

The following discussion and analysis of our executive compensation philosophy, objectives and design, our executive compensation program components, and the process followed for making decisions regarding all components of compensation with respect to Fiscal Year 2022 (Successor) for our executive officers should be read together with the compensation tables and related disclosures set forth below. The discussion in this section contains forward-looking statements that are based on our current considerations and expectations relating to our executive compensation programs and philosophy. As our business and our needs evolve, the actual amount and form of compensation and the compensation programs that we adopt may differ materially from current or planned programs as summarized in this section. The following discussion may also contain statements regarding corporate performance targets and goals. These targets and goals are disclosed in the limited context of our compensation programs and should not be understood to be statements of management’s expectations or estimates of future results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Compensation Discussion & Analysis

This Compensation Discussion and Analysis reviews the compensation provided to our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated officers who served as executive officers as of the last day of Fiscal Year 2022 (Successor) and a former officer who would have been one of the three most highly compensated officers had he remained an executive officer through the last day of Fiscal Year 2022 (Successor) (collectively, the named executive officers, or “NEOs”) as determined under the rules of the SEC and set forth in the Summary Compensation Table.

Our NEOs for Fiscal Year 2022 (Successor) were:

Executive Officer	Position as of December 31, 2022
Paul Bay	Chief Executive Officer (“CEO”)
Michael Zilis	Chief Financial Officer (“CFO”)
Alain Monié	Executive Chairman
Augusto Aragone	Executive Vice President, Secretary & General Counsel
Scott Sherman	Executive Vice President, Human Resources (“EVP HR”)
Nimesh Dave	Former Executive Vice President, Global Cloud (1)

(1)	Mr. Dave ceased being an officer of the Company on January 12, 2022 and ceased being an employee on June 30, 2022.

Executive Summary

Decisions Regarding Material Elements of Compensation

All determinations relating to the components and amounts of compensation paid to our CEO and Executive Chairman for Fiscal Year 2022 (Successor) were made by representatives of Platinum, in their roles with Platinum as the Company’s primary stockholder. All determinations relating to the components and amounts of compensation paid to our other NEOs for Fiscal Year 2022 (Successor) were made by the CEO in consultation with representatives of Platinum. All discussions between the Company and representatives of Platinum relating to the components and amounts of executive compensation paid for Fiscal Year 2022 (Successor) were in such representatives’ roles with Platinum, as a stockholder of the Company. Decisions regarding compensation to be paid to the CEO and each of the other NEOs following completion of this offering, and for each fiscal year thereafter, will be made by the board of directors or by the compensation committee that will be organized upon completion of this offering under a charter that has been approved by the board of directors. See “Management” for information regarding the composition of our board of directors and committees following the consummation of this offering.

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The following summarizes the decisions made in Fiscal Year 2022 (Successor) regarding the material elements of 2022 compensation.

•

Increases to Base Salary. Mr. Bay was promoted to the CEO position on January 1, 2022, the last day of the Successor 2021 Period. Mr. Bay’s annual base salary at the start of Fiscal Year 2022 (Successor) was $900,000 and remained at this level for all of Fiscal Year 2022 (Successor). Salaries are reviewed annually to ensure they are externally competitive, reflect individual performance and are internally equitable relative to our other executives. Our CEO and EVP HR met in February 2022, to review the base salary of each of our NEOs (except our CEO, Mr. Monié and Mr. Dave), and determined any base salary changes. Upon review of market data of executive officers of similarly sized companies and in consultation with representatives from Platinum, base salary increases were approved for each NEO (except the CEO, Mr. Monié and Mr. Dave) that became effective April 2, 2022.

•

Establishing Challenging Targets to Differentiate Payments Under Our Annual Executive Incentive Program (“EIP”). The EIP is a short-term incentive plan under which participants can earn annual cash payments based on annual company, business unit and/or functional performance, as well as individual performance. We adopt an EIP each year, and the primary objective of the 2022 EIP was to align executive compensation with total company performance and follow best practices of using two or fewer performance metrics. Our CEO, other officers and other EIP eligible executives were paid from an EIP pool (the “EIP Pool”) that required achievement of actual non-GAAP EBITDAR equal to at least 85% of the expected non-GAAP EBITDAR set forth in Fiscal Year 2022 (Successor) annual operating plan for any bonus to be paid, with threshold funding of 50% upon achievement of such threshold non-GAAP EBITDAR performance, target funding upon achievement of the 2022 plan for non-GAAP EBITDAR, and maximum funding of the EIP Pool (at 200%) when actual non-GAAP EBITDAR exceeds the strategic plan’s non-GAAP EBITDAR by 25% (with straight line interpolation between threshold and target, and target and maximum performance). The Company’s 2022 non-GAAP EBITDAR performance, $1,328.9 million, was above the non-GAAP EBITDAR target, $1,267.8 million, which resulted in the funding of the EIP Pool at 119.3%. For these purposes, we define “non-GAAP EBITDAR” as foreign exchange neutral (FXN) earnings before interest, taxes, depreciation, amortization and restructuring or other similar costs as defined by management and agreed under consultation with representatives from Platinum. The EIP Pool was further distributed to each NEO individually taking into consideration their contribution to the strategic plan, as well as achievement of annual goals and individual performance considerations; however, no factor was considered in a formulaic or objective manner. The individual payments to our CEO and the other NEOs (other than Mr. Monié who was not eligible for the EIP Pool with respect to Fiscal Year 2022 (Successor)) are discussed further on page 173 and range between 160% and 200% of the target annual EIP incentive.

•

Participation Plan. The Ingram Micro Holding Corporation (formerly Imola Holding Corporation) 2021 Participation Plan (the “Participation Plan”) incentivizes key associates, including our NEOs (other than Mr. Monié), by granting performance units, the value of which is tied to the appreciation in the value of the Company. The performance units result in proceeds payable to the participants upon the occurrence of certain “qualifying events.” This plan has replaced our prior cash-based long-term incentive program for NEOs.

•

Transition Agreement with Mr. Monié. In connection with the transition of Mr. Monié from our CEO to Executive Chairman as of January 1, 2022 and his expected retirement as of December 31, 2023, or the day after the grant date of certain shares that will be granted following the occurrence of our initial public offering or certain similar transactions (as described elsewhere in this “Compensation Discussion & Analysis), Mr. Monié and Ingram Micro agreed upon the terms and conditions of his transition and retirement. A summary of this transition agreement is included in “Mr. Monié Transition Agreement” found later in this “Compensation Discussion & Analysis.”

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Focus on Long-Term Value Creation.

At executive management levels, compensation focuses on long-term shareholder value creation, reflecting our NEO’s responsibility for setting and achieving long-term strategic goals. In support of this responsibility, compensation is heavily weighted toward variable compensation with a focus on long-term incentives. The units granted under our Participation Plan, which vest over five years from the July 2021 grant date or upon our primary stockholder, Platinum, achieving certain specified returns in respect of their investment in the Company, represent a significant portion of the compensation payable to our NEOs (other than Messrs. Monié (who did not receive any units) and Dave (who forfeited all of his units in connection with the termination of his employment)).

Pay-for-Performance and CEO Compensation.

We emphasize pay-for-performance with performance-based compensation, including annual EIP awards, performance-based long-term cash incentives and our Participation Plan. With the introduction of the Participation Plan awards in 2021, we ceased granting new awards to our NEOs under the cash-based long-term incentive program; however, our NEOs did remain eligible to realize certain payments in 2023 under previously granted awards that were outstanding under our cash-based long-term incentive program and were earned based on our performance in 2022. At the time 2022 compensation decisions were made, new performance-based compensation awards were limited to the 2022 EIP and constituted 71% of our CEO’s new total target annual cash compensation and 46% to 55% of each of our other NEO’s 2022 new total target annual cash compensation, excluding Mr. Monié who was not eligible for the 2022 EIP and Mr. Dave whose employment terminated on June 30, 2022. This performance-based compensation does not include the potential value of outstanding performance-based long-term cash compensation that was granted in previous years or units granted under our Participation Plan, the value of which we were not able to quantify at the time Fiscal Year 2022 (Successor) compensation decisions were made (or at any time thereafter during Fiscal Year 2022 (Successor)).

Focus on Best Practices.

Our leadership team periodically examines our executive compensation practices in an effort to align them with best practices and evolving trends as a private company. For example (and as described further below):

•	A claw-back policy exists that provides for the repayment of incentive and/or severance compensation in appropriate circumstances;

•	Awards under our short-term and long-term incentive plans (other than the Participation Plan) are capped to limit “windfalls”;

•

None of the NEOs has an employment agreement, however, Messrs. Monié and Dave are each party to transition agreements as further discussed in “Mr. Monié Transition Agreement” and “Mr. Dave Transition Agreement” below;

•	Benefits and perquisites are generally not provided to NEOs beyond the level provided to all other levels of management; and

•	The CIC Plan (as defined below) does not automatically accelerate vesting, requires a “double trigger” before benefits are paid and does not have any provision for tax gross-ups.

We expect that upon the completion of this offering, our new board of directors or its compensation committee will review any existing policies above and put in place the following additional executive compensation best practices:

•

The compensation committee will retain and consult with its independent outside compensation consultants on a regular basis and will have sole discretion to engage or terminate its compensation consultants and other advisors;

•	NEOs will be subject to significant stock ownership guidelines;

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•	The Company will reinstate its policy prohibiting its associates (including our executive officers and directors) from using Company stock in hedging transactions;

•

Company directors and executive officers will be prohibited from engaging in short sales of Company securities, holding Company securities in a margin account or having Company securities pledged as collateral for a loan, and any Company securities transaction will require approval from the office of the General Counsel; and

•	Repricing of options will not be permitted without the consent of shareholders.

Overall Design and Rewards of the Executive Compensation Program

Design Elements

We operate in the extremely competitive, rapidly changing and low-margin technology distribution industry and are continuing our expansion into the higher-margin cloud services sectors. The broad objectives and key features of each element of the 2022 executive compensation program were as follows:

Compensation Element	Objectives	Key Features
Base Salary	Links performance and pay by providing competitive levels of base salary for each NEO based on the NEO’s role and responsibilities. Used to attract and retain executive talent in a very competitive marketplace.

Reflects:

•  Peer market median range for positions with similar responsibilities and business size, and

•  An NEO’s responsibilities and performance, as demonstrated over time.

Salaries are reviewed annually to ensure they are externally competitive, reflect individual performance and are internally equitable relative to our other executives.

Annual Executive Incentive Program (“EIP”), including the Strategic Objectives (“MBOs”) thereunder

Provides incentives to focus our NEOs on the actions necessary to achieve the approved annual business plan.

Identifies what is expected for the year from the standpoint of corporate, business unit, regional and country results. Additionally, specific individual objectives and other strategic management-by-objective (“MBO”) goals provide focus on strategic projects that often deliver positive results over future years.

Links reward to accomplishment of goals within executives’ control and encourages both profitable growth and operating efficiency.

Establishes incentive targets as a percentage of each NEO’s base salary that approximate the median market practice of comparable positions at comparator peer group companies. Each participating NEO has an individual MBO target that is 20% of the NEO’s EIP target. Achievement against the MBO component is capped at 100% of the MBO target.

EIP payouts depend on meeting certain performance targets and specified strategic objectives over the course of a one-year performance period. Achievement against the EIP target is capped at 200% of the EIP target.

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Compensation Element	Objectives	Key Features
Performance targets and results vary among our NEOs to reflect appropriate differences in their responsibilities, as well as their individual performance.

Cash-Based Long-Term Incentive Award Program

Provided retentive mechanism that attempted to mimic retentive power of stock-based awards. Similar to a stock incentive program, historically 55% of the target award was provided as a performance-based award, cliff vesting after three years, and 45% was provided as a time-based award, vesting 50% on the second anniversary and 50% on the third anniversary.

Performance metrics aligned the long-term goals of our NEOs with those of our owners to increase value.

Encouraged retention through the overlapping multi-year performance periods.

No grants have been made under this program to any NEO since Platinum’s acquisition of Ingram Micro. Certain performance-based awards remained outstanding through early 2023 and became vested and payable in 2023 based on our meeting non-GAAP Net Income performance targets for 2022. Future long-term incentive grants following this offering will likely be stock-based. We will review the appropriate measures to use in future performance-vesting stock-based awards.

Final payments under these programs were made to our NEOs (other than Mr. Dave) in early 2023.

Participation Plan	Provides retentive mechanism with multi-year time vesting conditions and performance-based vesting conditions, with performance metrics that align the long-term goals of our executives with those of our owners to increase value.	No grants have been made under this program since the initial awards in 2021. This is a long-term incentive program using time-vested and performance-based units, with performance-vested awards subject to achievement of shareholder profit and multiple of invested capital gains.

Benefits and Perquisites	Provide market competitive benefits to all associates, with limited special perquisites to NEOs.	NEOs participate in our broad-based health and welfare, life insurance, disability and retirement programs for management associates. We provide officers and other executive leadership in the U.S. (including our NEOs) with executive physicals.

Design Principles

We believe a significant portion of NEO compensation should be at risk and subject to our financial performance. The only non-performance-based elements of our NEO compensation are base salaries and our employee benefit programs that are generally available to all management associates, and time-vesting cash-based long-term incentives that were awarded in previous years to Mr. Monié. The remainder of compensation must be earned through the attainment of predetermined financial or strategic performance objectives. Compensation programs are designed to align the financial interests of our NEOs with those of our owners by

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providing appropriate short- and long-term financial incentives that reward executives for achieving objectives that enhance shareholder value. Our key design principles include:

1.	Target executive compensation with reference to the market median (50th percentile) for each element of pay and in total to be competitive with other employment opportunities.

•	A competitive compensation program is critical in attracting, retaining and motivating our senior leadership in order to achieve our long-term business and financial objectives.

•	In late 2021, we engaged an outside executive compensation consultant to define the comparator peer group as the following group of 18 publicly traded companies:

Technology Distributors	Other Distributors	Broader Tech Ecosystem
• Arrow Electronics, Inc. • Avnet, Inc. • CDW • Insight Enterprises, Inc. • TD Synnex Corporation

•  AmerisourceBergen Corporation

•  Archer-Daniels-Midland

•  Bunge

•  Cardinal Health

•  GXO Logistics

•  McKesson Corporation

•  Performance Food Group

•  Sysco

•  United Natural Foods

•  W.W. Grainger, Inc.

•  WESCO International, Inc.

• Best Buy • DXC Tech

•

In early 2022, we engaged the same outside executive compensation consultant to benchmark NEO compensation against SEC filings of the above peer group and the Radford Global Compensation Database including public and private U.S. companies with annual revenues between $12 billion and $50 billion.

•

The management analysis and compensation report prepared by the compensation consultant examined the competitiveness of our executive compensation programs in total and by each element of compensation (base salary, annual incentives and long-term incentives). In doing so, the value of each NEO’s compensation elements was compared to median information available from the survey sources and defined comparator group. Benefits and perquisites were not included in the 2022 report as they represent a small portion of our NEOs’ total remuneration.

2.

Importance of Internal Pay Equity. Balancing competitiveness with internal equity helps support management development and movement of talent worldwide throughout the Company. Differences in actual compensation among associates in similar positions will reflect individual performance, future potential and business results. This effort also helps us promote talented leaders to positions with increased responsibilities and provides meaningful developmental opportunities.

3.

Pay-for-Performance. We emphasize pay-for-performance, as indicated above under “Focus on Long-Term Value Creation.” With the introduction of the Participation Plan awards in 2021, we ceased granting new awards to the NEOs under the cash-based long-term incentive program. Income received in 2022 tied to the long-term incentive program was due to the vesting and performance requirements of the cash-based long-term incentive awards granted in prior years being met. At the time 2022 compensation decisions were made, new performance-based compensation awards were limited to the 2022 EIP and constituted 71% of our CEO’s new total target annual cash compensation and 46% to 55% of each of our other NEO’s 2022 new total target annual cash compensation, excluding Mr. Monié who was not eligible for the 2022 EIP and Mr. Dave whose employment terminated on June 30, 2022. This performance-based compensation does not include the potential value of outstanding performance-based long-term cash compensation that was granted in previous years or units granted under our Participation Plan, the value of which we were not able to quantify at the time 2022 compensation decisions were made (or at any time thereafter during Fiscal Year 2022 (Successor)).

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What is Rewarded

Executive compensation is designed to reward achievement of targeted financial results and individual performance. Our performance metrics are generally based on financial results, excluding restructuring charges, integration and transition costs directly related to acquisitions and implementation of cost-reduction programs and the impacts of any unplanned acquisitions. These metrics are regularly used by our management internally to understand, manage and evaluate our business and make operating decisions. The following table defines each performance metric used in 2022 as an executive incentive measure, and states why the metric was selected and the compensation programs which use that metric. We are reviewing which financial metrics will be used in the future for each of our performance-based components of compensation.

Metric	Definition	Why Selected	Pay Programs
Non-GAAP EBITDAR	Non-GAAP FXN earnings before interest, taxes, depreciation, amortization and restructuring or other similar costs as defined by management and approved by the board of directors.	Performance metrics align the long-term goals of our executives with those of our owners to increase value.	Annual Executive Incentive Program

Non-GAAP Net Income	U.S. GAAP consolidated net income plus intangible asset amortization, restructuring and transition expenses and other exceptional costs as defined by management and approved by the board of directors.	Non-GAAP Net Income is considered the primary performance measurement to ensure focus on profitability.	Annual Executive Incentive Program Long-Term Incentive Award Program

Individual performance is assessed via the Performance Management Process (“PMP”)	PMP is designed to establish specific objectives for associates related to overall company goals and help them understand their role in meeting these objectives. Objectives are established for specific initiatives, major responsibilities key to their position, critical competencies and individual developmental requirements.	PMP is an effective tool in assessing performance against individual goals. Once our objectives are established, salaried associates (including NEOs) set individual objectives aligned with our strategic direction. At year end, salaried associate performance is assessed against established goals and executive competencies and behaviors.	Base Salary Annual Executive Incentive Program

Exclusion of any items from the calculation of any of these measures must be pre-approved by management and approved by the board of directors.

Elements of Compensation

The elements of NEO compensation (other than with respect to Messrs. Monié and Dave) are annual base salary, annual bonus, cash-based long-term incentive awards (granted prior to 2022), Participation Plan grants and benefits. The mix and proportion of these elements to total compensation are benchmarked annually against the survey and peer group data for each NEO. The CEO, following consultation with outside executive

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compensation advisors and as agreed upon with representatives from Platinum for Fiscal Year 2022 (Successor) and with approval from the board of directors for fiscal year 2023, may make changes to the mix or relative weighting of each compensation element after taking into consideration the impact a change in one element may have on other elements and total compensation. A summary of each element of compensation and how the amount and formula are determined is presented below.

How Designed and Determined

Base Salary

Each NEO is eligible for an annual salary review to ensure the base salaries of our NEOs are externally competitive, reflect individual performance and are internally equitable relative to our other executives. The CEO and EVP HR engage an outside compensation consultant to review all components of pay for the NEOs each year and to compare each NEO’s pay to the pay of similar roles at our peer group companies. The CEO and EVP HR considered this external report, the NEO’s scope of responsibilities within the organization, as well as the CEO’s personal assessment of the NEO’s performance and overall contribution to the achievement of our short-term and long-term objectives, the NEO’s performance in relation to individual performance objectives established during the PMP, the NEO’s experience, pay history, current salary versus market information, internal equity considerations and our overall company performance in making any decisions or recommendations, as applicable, regarding any changes to base salaries of the NEOs. There is no set formula or weighting assigned to these factors. Our CEO discussed his recommendations collectively, with our EVP HR and representatives of Platinum, and made any final determinations relating to the base salary changes for Fiscal Year 2022 (Successor) for each NEO upon completion of these discussions (other than with respect to his own compensation). Beginning with fiscal year 2023 compensation decisions, changes to base salaries of NEOs will be approved by the board of directors or a compensation committee thereof, following recommendations made to the board of directors by the CEO in consultation with our EVP HR.

Our CEO’s salary is determined by the board of directors based on a review of his overall performance, market data on competitive compensation levels for CEOs prepared by our compensation consultant, proxy information for direct competitors, as well as our overall performance. Like with our other NEOs, there is no set formula or weighting assigned to these factors.

The CEO and EVP HR met in February 2022 to review the base salary of each NEO (other than our CEO and Messrs. Monié and Dave). Upon review of market data of NEOs of similarly sized companies and following consultation with representatives from Platinum, our CEO approved the following base salary increases for each NEO, except his own base salary (which was adjusted at the time of his appointment as CEO), Messrs. Monié and Dave. All such base salary increases were effective April 2, 2022.

Name	Prior Base Salary (as of 1/1/22)	2022 Base Salary (as of 4/2/22)	% Base Salary Increase
Mr. Bay (1)	900,000	900,000	0%
Mr. Zilis	775,000	806,000	4%
Mr. Monié (2)	1,323,000	1,323,000	0%
Mr. Aragone	550,000	600,000	9.1%
Mr. Sherman	575,000	600,000	4.3%
Mr. Dave (3)	600,000	600,000	0%

(1)	Upon the promotion of Mr. Bay to the CEO position on January 1, 2022, his annual base salary increased to $900,000 to reflect his increased responsibilities and relevant market data.
(2)	Mr. Monié’s compensation during 2022, including his base salary, was governed by the terms of his transition agreement, described under “Mr. Monié Transition Agreement” below.
(3)	Mr. Dave’s compensation during 2022 was governed by the terms of his transition agreement, described under “Mr. Dave Transition Agreement” below.

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2022 Annual Executive Incentive Program

Each NEO (other than Messrs. Monié and Dave) has a cash incentive target established by our CEO under consultation with representatives from Platinum as a percentage of base salary, as set forth in the table below. The percentage approximates the median market practice of comparable positions based on the data from our comparator peer group (see “Design Principles” above).

	Target EIP as % of Annual Base Salary	Target MBO as % of Annual Base Salary	Total Target Annual Incentive as % of Annual Base Salary
	2022	2022	2022
Mr. Bay (1)	200%	40%	240%
Mr. Zilis	100%	20%	120%
Mr. Monié (2)	—	—	—
Mr. Aragone	70%	14%	84%
Mr. Sherman	70%	14%	84%
Mr. Dave (3)	—	—	—

(1)

Upon the promotion of Mr. Bay to the CEO position on January 1, 2022, his target annual incentive under the EIP became 200% of his salary and his MBO component became 40%, in each case, to reflect his increased responsibility and relevant market data.

(2)	In connection with his appointment to Executive Chairman on January 1, 2022, Mr. Monié agreed that he would no longer be eligible for the EIP or MBO program.
(3)	Mr. Dave’s compensation during 2022 was governed by the terms of his transition agreement, described under “Mr. Dave Transition Agreement” below.

The CEO, in consultation with the CFO and representatives from Platinum, determined that non-GAAP EBITDAR would be utilized to determine the level of funding of the EIP Pool under the 2022 EIP. The 2022 EIP Pool would fund at target if the company achieved its planned non-GAAP EBITDAR for 2022 of $1,447.1 million. The original target achievement of $1,447.1 million did not anticipate the divestiture of the majority of the Commerce and Lifecycle Services (CLS) business in early 2022. To reflect the divestment, the target was equitably adjusted to $1,267.8 million. The actual non-GAAP EBITDAR results had to be between 85% of plan and 125% to fund the EIP Pool between 50% and 200% of the target pool (with straight line interpolation for performance between threshold and target, and between target and maximum performance). The MBO component of the annual incentive was capped at the target percentage and the subjective achievement between 0% and 100% was based on individual performance against pre-established personal objectives and the CEO’s discretion. The actual non-GAAP EBITDAR for Fiscal Year 2022 (Successor) was $1,328.9 million, which resulted in 119.3% funding of the EIP Pool for the 2022 EIP.

2022 Achievement Against Established Financial Targets

Funding Percentage (1)
Operating Objective	Minimum (50% funding)	Target (100% funding)	Maximum (200%) funding	Actual (119.3% funding)
EBITDAR	$1,077.6M	$1,267.8M	$1,584.7M	$1,328.9M

(1)

Performance achievement between the specified levels was interpolated on a straight-line basis; provided that the funding percentage was zero if actual performance was below 85% and was capped at 200% if actual performance was 125% of target.

The CEO reviewed additional financial performance against pre-established factors (although none are assessed on a formulaic basis), such as completion of certain acquisitions; progress with regard to this offering; as well as the NEO’s individual performance against pre-established personal objectives, that were subjective in

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nature, to determine the NEO’s organization’s and personal share of the established EIP Pool. The board of directors reviewed and approved the CEO’s individual performance against pre-established objectives to determine his share of the EIP Pool. Individual payments are capped at 200% of their target incentive and may be zero in the event that threshold performance objectives are not achieved.

As a result of the CEO’s recommendation and the board of director’s detailed assessment, each NEO earned award payments under the 2022 EIP from the EIP Pool as follows:

	Target EIP + MBO Award ($)		Individual
EIP Pool		EIP Achievement %	MBO Achievement (0-100%)	Actual EIP + MBO Award ($)
Mr. Bay (1)	2,160,000	160%	95%	3,222,000
Mr. Zilis (2)	957,925	200%	95%	1,748,215
Mr. Aragone (2)	493,529	200%	95%	900,690
Mr. Sherman (2)	498,764	190%	95%	868,682

(1)

Mr. Bay’s 2022 EIP payment took into consideration our overall financial performance, the significant contributions to our growth including this filing and the transactions completed herein, and his execution on the following strategic objectives: the negotiation and close of the CLS Sale, the launch of Xvantage in three key countries, and the development and incremental achievement of our ESG goals, including diversity, equity and inclusion goals.

(2)

The 2022 EIP payments to Messrs. Zilis, Sherman and Aragone took into consideration our overall financial performance, the negotiation and close of the CLS Sale, each such officer’s significant contributions to our performance including this filing and the transactions contemplated herein and the development and incremental achievement of our ESG goals, including diversity, equity and inclusion goals.

Outstanding Long-Term Cash Awards from Prior Years

When we became privately held in late 2016, the new board of directors continued the practice of having a long-term component of compensation by granting cash settled long-term-incentive grants through 2020 pursuant to which the recipients could earn a cash award equal to a specified value, subject to time-based and performance-based vesting requirements (“Cash-Based LTI”).

Performance Vesting

In January 2020, we awarded performance-vested Cash-Based LTI awards to our NEOs. The 2020 Cash-Based LTI program required non-GAAP Net Income achievement of $755 million for Fiscal Year 2022 (Successor) in order for the awards to be paid out at the target value on the later of final approval of the level of achievement and January 2, 2023. The original target achievement of $755 million did not anticipate the divestiture of the majority of the CLS business in early 2022. To reflect the divestment, we equitably adjusted the non-GAAP Net Income performance metrics for Fiscal Year 2022 (Successor) for the 2020 Cash Based LTI awards for target and maximum achievement to $643 million and at or above $766 million, respectively. In February 2023, our CEO and CFO determined that our non-GAAP Net Income results, excluding the CLS business, for Fiscal Year 2022 (Successor) was $708 million and reviewed the planned payment of 152.9% of the target value of the 2020 Cash-Based LTI awards with the board of directors. The board of directors approved the payment of 152.9% of target value to be paid to our NEOs in March 2023. Applicable amounts paid to each NEO are included in the Summary Compensation Table.

Time Vesting

As of the end of Fiscal Year 2022 (Successor), Mr. Monié was the only NEO with awards outstanding under our time vesting Cash-Based LTI program, which provided for the payment of fixed cash awards on specified payment dates. The amounts paid to Mr. Monié under the Cash-Based LTI program in Fiscal Year 2022

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(Successor) are included in the Summary Compensation Table, and Mr. Monié’s final award under this program was paid in fiscal year 2023 and will be included in the Summary Compensation Table for fiscal year 2023.

Participation Plan

In July 2021, we adopted the Participation Plan to provide incentive compensation to certain key executives. Under the Participation Plan, participants are granted performance units, the value of which are related to our financial performance. In general, half of the performance units granted vest over a period of time specified in the applicable award agreement, typically in annual tranches over five years. Once vested, certain Qualifying Events (as defined below) are required for any payment related to these performance units, with accelerated vesting in the event of certain change in control or public offering events, in each case, subject to the participant’s continued employment through the applicable vesting date. The other half of the units are payable to participants only upon the occurrence of certain Qualifying Events. Any payment to a participant under the time-based or performance-based performance units is conditioned on our reaching a minimum valuation at the time of a Qualifying Event or through a series of Qualifying Events. Grants to the NEOs, excluding Mr. Monié, were made under the Participation Plan in fiscal year 2021, and because the grants were made prior to January 2, 2022, they are not reflected in the “Grants of Plan Based Awards” table below.

The Participation Plan may be altered or amended by the board of directors of the Company at any time without obtaining the approval of the participants, provided that any such amendment that materially adversely affects the economic benefits intended to be made available to a participant under the Participation Plan with respect to the participant’s outstanding performance units may not be made without obtaining such participant’s consent. Unless sooner terminated, the Participation Plan and the awards granted under the plan will expire on its eight-year anniversary. Any payments due to a participant with respect to a Qualifying Event that occurs prior to the expiration or termination of the Participation Plan will continue to be made, notwithstanding such expiration or termination. All performance units will terminate upon the expiration or termination of the Participation Plan. Participants in the Participation Plan may be entitled to receive compensation for their vested units upon the occurrence of a Qualifying Event that occurs during the participant’s employment with us (unless otherwise provided in an award agreement, as described below) or during a short period following the participant’s death or disability.

The Participation Plan identifies two categories of “Qualifying Events”: (1) a “Qualifying Sale Event,” which is defined as a sale of (a) some or all of the stock of the Company by Platinum, including in connection with an IPO (as defined below), or (b) all or substantially all of the assets of the Company, the proceeds of which sale are distributed to Platinum in a Qualifying Distribution Event (as defined below), and (2) a “Qualifying Distribution Event,” which is defined as a cash dividend to Platinum.

The amount payable to a participant under the Participation Plan will be equal to the Qualified Event Value (as defined below) less the Grant Value (as defined below) of the participant’s matured performance units. The grant value of the performance units granted to our NEOs on the date of grant was $1 per unit (the “Grant Value”). Upon a Qualifying Event, the “Qualified Event Value” of a performance unit will be determined pursuant to one of the following methods:

•	In the event of a Qualifying Sale Event, the quotient of (A) the net purchase price divided by (B) 3,987,000,000;

•	In the event of a Qualifying Distribution Event, the quotient of (A) the amount of such dividend or distribution, net of any and all withholdings, divided by (B) 3,987,000,000; or

•	If greater, an amount determined by the board of directors of the Company in good faith.

In determining the Qualified Event Value, the board of directors of the Company will take into consideration the transaction costs and expenses incurred by the Company and its affiliates in connection with any Qualifying Event and may modify the calculations accordingly.

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Payment to participants of any amounts due under the Participation Plan will be made in cash, provided that, in the event of a Qualifying Sale Event that involves consideration of publicly traded stock, payment may be made via a distribution of shares of such stock to participants in lieu of cash. Such stock issued to participants may contain certain commercially standard or other reasonable restrictions that are not more restrictive than the trading restrictions applicable to the securities received by Platinum in connection with such Qualifying Sale Event.

The Participation Plan award agreements with each of our NEOs provide that if the participant’s employment terminates for any reason other than a termination by us for Cause (as defined in the award agreement), subject to the participant’s execution of a customary general release of claims (the “Release”), the participant will remain a participant in the Participation Plan with respect to all of the participant’s time-based performance units that were matured on the participant’s employment termination date. If the participant’s employment is terminated by us without Cause, by the participant for Good Reason (as defined in the award agreement) or due to the participant’s death or permanent disability, subject to the participant’s execution of the Release, the participant’s performance units that were not matured on the participant’s employment termination date will remain outstanding and eligible to mature upon the occurrence of a Qualifying Event within six (6) months following the participant’s employment termination date if, and to the extent that, such performance units would otherwise have matured if the participant’s employment had continued through the date of such Qualifying Event.

As of the date of this prospectus, each NEO, other than Messrs. Monié and Dave, held the following performance units under the Participation Plan:

Name	Date of Grant	Maturity Start Date	Number of Units	Initial Grant Value
Mr. Bay	July 31, 2021	July 2, 2021	26,339,916	$1.00
Mr. Zilis	July 31, 2021	July 2, 2021	19,769,201	$1.00
Mr. Aragone	July 31, 2021	July 2, 2021	12,837,143	$1.00
Mr. Sherman	July 31, 2021	July 2, 2021	14,263,493	$1.00

In the event of an initial public offering of common stock by the Company or a transaction with a publicly traded special purpose acquisition company following which the common stock of the Company is listed on a national securities exchange (an “IPO”), for purposes of determining the timing of the payment of the amounts payable under the Participation Plan in connection with such IPO, Platinum will be deemed to have sold and received payment for the remainder of their unsold shares of common stock of the Company on the earlier of (i) the date on which Platinum has collectively sold or otherwise disposed of 75% of its shares of common stock of the Company for cash and (ii) the 30th day prior to the third anniversary of the IPO.

Mr. Monié Transition Agreement

In connection with the transition of Mr. Monié from CEO of Ingram Micro to Executive Chairman of Ingram Micro as of January 1, 2022 and his expected retirement following the completion of an initial public offering or certain similar transactions, Mr. Monié and Ingram Micro entered into a transition agreement which has since been amended and restated twice, as described below. The agreement, entered into on October 2, 2021, (the “Original Monié Transition Agreement” generally set forth the terms and conditions of his transition and retirement. Effective June 24, 2022, Mr. Monié and Ingram Micro entered into the “Amended and Restated Monié Transition Agreement” (amending and restating the Original Monié Transition Agreement), which continued many of the terms and conditions from the Original Monié Transition Agreement and extended the termination date to the earlier of July 1, 2023 or the date of an initial public offering or certain similar transactions (or a later date in 2023 as may be mutually agreed upon by him and Ingram Micro). Under the terms of the Original Monié Transition Agreement, as amended and restated in the Amended and Restated Monié Transition Agreement, while employed as Executive Chairman, Mr. Monié would continue to receive a base

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salary (initially, $1,323,000 per year) and the same benefits as he received as CEO, provided that following his transition he (i) would no longer be eligible to receive any payments under our EIP and MBO programs or any other cash incentive programs of the Company in respect of any calendar year after 2021, and (ii) has foregone any rights under the CIC Plan (as defined below). In lieu of his rights under the CIC Plan, Mr. Monié is eligible to receive the following retirement payments and benefits:

•

Mr. Monié’s termination of employment for any reason would be treated as a “Retirement” (as defined in the Cash-Based LTI award agreements) for purposes of his outstanding Cash-Based LTI awards and such Cash-Based LTI awards would remain outstanding and be paid in accordance with their terms; and

•

in the event that an initial public offering or certain similar transactions occur prior to Mr. Monié’s retirement date, Mr. Monié will be granted vested shares of common stock of Ingram Micro, its parent entity or its successor (the “IPO Grant”) in an amount equal to the IPO Grant Amount (as described below), provided that (x) his employment is not terminated by Ingram Micro for “cause” or by him without “good reason”, in each case, prior to the grant date and (y) he is required to pay to Ingram Micro the amount of the associated portion of withholding taxes required in connection with the grant. The “IPO Grant Amount” would have been equal to $10 million if the initial public offering or other qualifying transaction had occurred on or before December 31, 2022 and, if such transaction occurs in 2023, will be equal to $9,166,666.66 less the product of $833,333.33 and the number of full months that have elapsed in 2023 with the final amount rounded to the nearest whole dollar.

On April 6, 2022, and in accordance with the terms of the Original Monié Transition Agreement, upon the filing of this Form S-1, Mr. Monié received a lump sum cash payment equal to a net amount such that, on an after-tax basis, Mr. Monié retained a portion of such payment equal to $7,052,356 (based on a gross payment of $11,541,632), which has been paid and utilized to pay off and retire a loan from the Company to Mr. Monié relating to the purchase of shares of Class B non-voting common stock. In addition, pursuant to the terms of the Amended and Restated Monié Transition Agreement, Mr. Monié was eligible to receive a payment in the amount of $16,258,368 (the “Retirement Payment”), subject to Mr. Monié’s continued employment with Ingram Micro through July 2, 2022. The Retirement Payment was paid to Mr. Monié on July 22, 2022. Furthermore, all Cash-Based LTI awards have been paid according to their terms, with no such awards remaining outstanding.

Any payments made to Mr. Monié pursuant to the Amended and Restated Monié Transition Agreement and the Original Monié Transition Agreement during Fiscal Year 2022 (Successor) are included in the Summary Compensation Table for Fiscal Year 2022 (Successor).

On June 30, 2023, Mr. Monié and Ingram Micro entered into the Second Amended and Restated Monié Transition Agreement (amending and restating the Amended and Restated Monié Transition Agreement), effective as of July 1, 2023. The Second Amended and Restated Monié Transition Agreement provided that (i) Mr. Monié’s expected retirement date will be December 31, 2023, or, if earlier, on the day after the grant date of the IPO Grant described above, and (ii) that Mr. Monié’s base salary from July 1, 2023, through his retirement date, would be $300,000 (on an annualized basis). No other changes were made to the terms of Mr. Monié’s employment under the Second Amended and Restated Monié Transition Agreement.

Mr. Dave Transition Agreement

On January 12, 2022, Mr. Dave and Ingram Micro entered into a separation and transition services agreement, pursuant to which Mr. Dave transitioned from his role as an officer of Ingram Micro to a transitional role effective as of January 12, 2022, with his employment with Ingram Micro scheduled to terminate on or before June 30, 2022. The transition agreement provided that, during the period from his transition date to his termination date, Mr. Dave would continue to receive the same base salary (i.e., $600,000) and benefits as were in effect as of his transition date, provided that Mr. Dave’s awards under the Participation Plan, whether or not fully matured, would be forfeited as of his termination date. Under the terms of the transition agreement, which

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included a release of claims, Mr. Dave remained eligible to receive his 2021 annual bonus, equal to $498,707, paid in cash on the same date that our other executives were paid 2021 annual bonuses, and received a one-time payment on January 14, 2022 equal to $972,400 in consideration for the cancellation of his outstanding unvested Cash-Based LTI awards granted in fiscal year 2019 and Fiscal Year 2020 (Predecessor).

In addition, the transition agreement provided that Mr. Dave was not eligible to receive any severance benefits under the CIC Plan and would receive the following termination payments and benefits, subject to his execution of a release of claims in favor of the Company on or following his last date of employment with us:

•	$1,925,400, payable in cash in substantially equal installments through our payroll processes which commenced on July 1, 2022 and will end December 31, 2023; and

•	outplacement services.

Additionally, the transition agreement provided that Mr. Dave would be reimbursed for up to $50,000 in legal fees and expenses incurred in connection with the preparation and negotiation of his transition agreement, which was not utilized.

Payments made to Mr. Dave under the transition agreement (other than with respect to any 2021 annual bonus) are included in the Summary Compensation Table for Fiscal Year 2022 (Successor).

On June 30, 2022, Mr. Dave’s employment with us ceased. Pursuant to the terms of the transition agreement Mr. Dave entered into a release of claims in favor of Ingram Micro and began receiving monthly transition payments as of July 1, 2022 in accordance with our payroll practices.

Compensation Recovery Policy

We maintain a Compensation Recovery Policy, commonly referred to as a “clawback” policy, which authorizes us to recover annual or long-term incentive compensation earned and received or realized in the previous 36 months by the NEOs and other key executives (each, a “Covered Employee”) in the event of a “recoverable event” (as defined in the policy). A “recoverable event” includes: a Covered Employee’s engagement in certain conduct that is detrimental to us; or the calculation, grant, vesting and/or payment of any “incentive compensation” (as defined in the policy), that is based on materially inaccurate financial results or performance metrics.

Under the policy, our board of directors, may, in its sole discretion, take any or all of the following actions upon its determination that a recoverable event has occurred with respect to a Covered Employee: (i) cause the Covered Employee to forfeit any unvested incentive compensation as of the recoverable event, (ii) cause the Covered Employee, regardless of prior vesting, to forfeit any unpaid incentive compensation as of the recoverable event, and/or (iii) recover any and all incentive compensation earned and received or realized by the Covered Employee during the period commencing on the date of the occurrence of the recoverable event and ending on the date on which it determines that the recoverable event has occurred, but not to exceed the 36-month period preceding the date of such determination (with interest).

This policy is applicable to our short-term (EIP) and long-term incentive (LTI) award programs adopted by us for our executive officers and all other associates. To date we have not had, nor would we have as a result of the matters set forth in Note 3, “Restatement of Previously Issued Financial Statements,” to our audited consolidated financial statements, a recoverable event. Following the completion of this offering and finalization of applicable NYSE rules, we will review and update our Compensation Recovery Policy in light of the SEC’s recent adoption of new rules relating to the recoupment of incentive compensation.

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Severance Recoupment Policy

We have instituted a policy that stipulates that if an executive officer receives any severance payments or other benefits under the Executive Officer Severance Policy (the “Severance Policy”) and we subsequently determine that the executive officer had engaged in conduct which constituted “cause” for the termination of such executive officer’s employment by us, the executive officer is obligated to reimburse us for all payments and the value of all benefits received by the executive officer which would not have been received if the executive officer’s employment had been terminated by us for “cause,” including interest.

Benefits

We do not use benefit programs or perquisites as a primary compensatory element or as an enhancement to executive officer compensation. In general, our executive officers participate in our broad-based health and welfare, life insurance, disability and retirement programs on the same basis as our management associates.

We offer participation in the Ingram Micro 401(k) Plan (the “401(k) Plan”) with Company matching contributions as the only qualified retirement program in the United States. In addition, we offer certain U.S. highly compensated associates, including the NEOs based in the U.S., an opportunity to participate on a voluntary basis in our Supplemental Investment Savings Plan (the “Supplemental Plan”), a nonqualified deferred compensation arrangement. In general, the Supplemental Plan operates to restore 401(k) Plan benefits, including Company matching contributions, which were reduced or limited by the Internal Revenue Code of 1986, as amended (the “Code”). Participants in both the 401(k) Plan and the Supplemental Plan may elect to defer a total of up to 50% of their base salary and annual bonus. In 2022, our matching contribution was equal to 50% of the first 5% of eligible compensation deferred under the 401(k) Plan and the Supplemental Plan.

Change in Control and Termination of Employment Arrangements

Change in Control Plan

We maintain an Executive Change in Control Severance Plan (“CIC Plan”). We have determined that this plan will assist us in retaining and motivating our key executives. The CIC Plan, which provides “double-trigger” severance benefits, endeavors to continue providing our eligible officers with reasonable financial security in their employment and position with us, without distraction from uncertainties regarding their employment created by the possibility of a potential or actual change in control. Each of our CEO and the other NEOs (excluding Messrs. Monié and Dave) participates in the CIC Plan.

In the event the participant’s employment is terminated by us without “cause” or by the participant for “good reason,” (each, as defined in the CIC Plan) in each case within six months prior to or 24 months following our change in control, subject to the participant’s execution of a release and covenant agreement satisfactory to us, the CIC Plan provides for certain severance benefits. Specifically, the participant will be eligible for the following: a lump-sum cash payment of a specified multiple (2.5 times for our CEO and 2.0 times for all other participants) multiplied by the sum of the participant’s base salary and target annual bonus; a prorated target annual bonus for the year in which the qualifying termination occurs; immediate vesting and payment of outstanding time-based long-term incentive awards, with outstanding performance-based long-term incentive awards vesting at the target value; a lump-sum payment equal to the annualized cost of the premiums required for the continuation of employer-sponsored medical, dental and vision insurance benefits for 12 months; and outplacement benefits of up to $50,000.

A summary of the terms and conditions of the CIC Plan, including a detailed description of the severance benefits and estimated values of these benefits, is set forth under “Potential Payments Upon Termination or Change in Control” below. The CIC Plan does not provide for any tax gross-up to participants.

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Executive Officer Severance Policy

The Severance Policy applies to our CEO and certain other executive officers elected by the board of directors (which includes all of the NEOs other than Messrs. Monié and Dave). Under the terms of the Severance Policy, eligible executive officers are entitled to severance benefits if their employment is terminated by us without “cause” (as defined in the Severance Policy) outside of the change-in-control context and if certain other conditions are satisfied. In such cases, subject to the execution of a release and covenant agreement satisfactory to us, eligible executive officers will be entitled to the severance benefits described in “Potential Payments on Termination or Change in Control” below.

Management periodically reviews both the Severance Policy and the CIC Plan to ensure they are providing appropriate protections compared to the estimated costs. Management anticipates our future board of directors will initiate a review of these policies in the year following becoming a publicly traded company.

Internal Revenue Code Section 162(m) Policy

Under Code Section 162(m), a publicly held corporation cannot take a federal income tax deduction for compensation exceeding $1 million per person in any taxable year for its chief executive officer, chief financial officer and other three most highly compensated executive officers (each, a “Covered Person”). In addition, once an individual becomes a Covered Person for any taxable year, that individual will remain a Covered Person for all future years, including following any termination of employment.

While our board of directors will consider the anticipated tax treatment to us and our executive officers as one factor when reviewing our executive compensation and other compensation programs, our board of directors will also look at other factors in making its decisions, as noted above, and retains full authority to approve compensation arrangements for our executive officers that are not fully deductible under Section 162(m) when it believes that other considerations outweigh the tax deductibility of the compensation.

2023 Equity Incentive Plan

In connection with this offering, our board of directors adopted, and our stockholders approved, the 2023 Plan, which will be effective upon the completion of the offering. The 2023 Plan will have the features described below.

The total number of shares of our common stock available for issuance pursuant to awards under the 2023 Plan will equal                 . The number of shares of common stock available for issuance under the 2023 Plan will be subject to adjustment as provided in the plan. Any of our employees and directors of our subsidiaries or affiliates will be eligible to receive an award under the 2023 Plan, to the extent that an offer of such award is permitted by applicable law, stock market or exchange rules, and regulations or accounting or tax rules and regulations.

The 2023 Plan will provide for the grant of non-qualified stock options, restricted stock, restricted stock units, other stock-based awards, or any combination thereof. No determination has been made as to the types or amounts of awards that will be granted to specific individuals under the 2023 Plan. Each award, if and when made, will be set forth in a separate grant notice or agreement and will indicate the type and terms and conditions of the award.

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Summary Compensation Table

The following table sets forth information concerning the total compensation earned or paid to our NEOs for services rendered to us during Fiscal Year 2022 (Successor).

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Paul Bay Chief Executive Officer	2022	900,000	—	4,903,900	25,446	5,829,346

Michael Zilis Chief Financial Officer	2022	798,271	—	3,009,640	24,660	3,832,571

Alain Monié Executive Chairman	2022	1,323,000	3,600,000	6,727,600	27,807,625	39,458,225

Augusto Aragone Executive Vice President, Secretary & General Counsel	2022	587,534	—	1,741,640	19,591	2,348,766

Scott Sherman Executive Vice President, Human Resources	2022	593,767	—	1,709,632	19,305	2,322,704

Nimesh Dave (5) Former Executive Vice President, Global Cloud	2022	309,231	—	—	2,905,425	3,214,656

(1)	The salary information provided for 2022 reflects annual base salary paid during our fiscal year starting January 2, 2022 and ending December 31, 2022.
(2)	This column includes time-vested Cash Based LTI awards held by Mr. Monié that vested and were paid to Mr. Monié in January and June, 2022.
(3)

This column represents the sum of (i) performance-vested Cash-Based LTI awards that were paid to the NEOs in early 2023 and for which the performance measure was satisfied in Fiscal Year 2022 (Successor) and (ii) the payment of the 2022 EIP (including the MBO portion), as set forth below:

	Cash-Based LTI— Performance ($)	EIP + MBO ($)
Mr. Bay	1,681,900	3,222,000
Mr. Zilis	1,261,425	1,748,215
Mr. Monié	6,727,600	—
Mr. Aragone	840,950	900,690
Mr. Sherman	840,950	868,682

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(4)	The amounts in this column are itemized in the following “All Other Compensation Table – Fiscal Year 2022 (Successor)” table:

All Other Compensation Table – Fiscal Year 2022 (Successor)

	Employer Contributions to the 401(k) Plan ($)	Employer Contributions to the Supplemental Plan ($)	Transition Agreement/ Severance Pay ($)		Total (as disclosed in the All Other Compensation column) ($)
Mr. Bay	7,625	17,821	—		25,446
Mr. Zilis	7,625	17,035	—		24,660
Mr. Monié	7,625	—	27,800,000	(A)	27,807,625
Mr. Aragone	7,625	11,966	—		19,591
Mr. Sherman	7,625	11,680	—		19,305
Mr. Dave	7,625	—	2,897,800	(B)	2,905,425

(A)

Represents payments paid to Mr. Monié pursuant to the Original Monié Transition Agreement and the Amended and Restated Monié Transition Agreement equal to $11,541,632 and $16,258,368 paid on April 6, 2022 and July 2, 2022, respectively.

(B)

Represents severance payments paid under Mr. Dave’s transition agreement, consisting of: (i) $1,925,400, payable in cash in substantially equal installments between July 1, 2022 and December 31, 2023, and (ii) $972,400, paid in a lump sum on January 14, 2022 in consideration for the cancellation of Mr. Dave’s outstanding Cash-Based LTI awards for fiscal year 2019 and Fiscal Year 2020 (Predecessor).

(5)	Mr. Dave ceased being an officer of the Company on January 12, 2022 and ceased being an employee on June 30, 2022.

Grants of Plan-Based Awards Table

	Plan Name	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)
Name		Threshold ($)	Target ($)	Maximum ($)
Paul Bay	2022 Executive Incentive Program	900,000	2,160,000	3,960,000
Michael Zilis	2022 Executive Incentive Program	399,136	957,925	1,756,197
Augusto Aragone	2022 Executive Incentive Program	205,637	493,529	904,803
Scott Sherman	2022 Executive Incentive Program	207,818	498,764	914,401

(1)

Represents incentive awards under the 2022 EIP. The actual 2022 incentive awards earned by Messrs. Bay, Zilis, Sherman and Aragone are disclosed in the “Summary Compensation Table” under the “Non-Equity Incentive Plan Compensation” column. See the discussion above under “Compensation Discussion and Analysis—How Designed and Determined—Annual Executive Incentive Program.”

Narrative Disclosure Relating to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements; Annual Bonuses

None of the current NEOs has an employment agreement. We entered into a transition agreement with Mr. Monié in 2021, as amended, pursuant to which Mr. Monié received certain compensation payments in 2022. For a discussion of our agreement with Mr. Monié, please see “—Compensation Discussion and Analysis—Mr. Monié Transition Agreement” above. We entered into a transition agreement with Mr. Dave in 2022, pursuant to which Mr. Dave is entitled to certain transition and severance payments, a portion of which was paid in 2022 and a portion of which is payable in 2023. For a discussion of our agreement with Mr. Dave, please see “—Compensation Discussion and Analysis—Mr. Dave Transition Agreement” above.

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Our NEOs, other than Messrs. Monié and Dave, were eligible to participate in the 2022 EIP, pursuant to which each NEO was eligible to earn a bonus with respect to Fiscal Year 2022 (Successor). For a discussion of the 2022 EIP, please see “—Compensation Discussion and Analysis—How Designed and Determined—2022 Annual Executive Incentive Program” above.

Retirement Plans

We maintain retirement benefit plans and provide our NEOs with certain benefits. For a summary of such plans and benefits see “—Compensation Discussion and Analysis—How Designed and Determined—Benefits” above.

Nonqualified Deferred Compensation

The following table provides information relating to nonqualified deferred compensation balances and contributions by the NEOs for the period indicated.

Name	Name of Plan	Executive Contributions in Fiscal Year 2022 (Successor) ($)	Registrant Contributions in Fiscal Year 2022 (Successor) ($) (1)	Aggregate Earnings in Fiscal Year 2022 (Successor) ($)	Aggregate Withdrawals/ Distributions in Fiscal Year 2022 (Successor) ($)(3)(4)	Aggregate Balance at End of Fiscal Year 2022 (Successor) ($)
Paul Bay	Supplemental Plan	239,118	17,821	(396,011)		1,781,037
Michael Zilis	Supplemental Plan	878,764	17,035	(844,923)		4,094,819
Alain Monié	Supplemental Plan			(3,048,575)		11,106,350
	Cash Based LTI(2)				3,600,000	1,800,000
Augusto Aragone	Supplemental Plan	176,007	11,966	(148,513)	1,386	891,293
Scott Sherman	Supplemental Plan	29,664	11,680	(45,551)	60,290	211,967
Nimesh Dave	Supplemental Plan	46,385		(404,367)	801,657	1,121,699

(1)

Executive officers who are paid on the U.S. payroll may voluntarily participate in the Supplemental Plan. The Supplemental Plan, in general, allows executives to reduce their taxable compensation in the year earned and operates to restore 401(k) Plan benefits, including Company matching contributions, which were reduced or limited by the Code. Under the terms of the Supplemental Plan, participants may elect to defer up to a combined 50% of their base salary and annual bonus between the Supplemental Plan and the 401(k) Plan. In conformance with Section 409A of the Code, deferral and distribution elections are made by each participant prior to the beginning of each calendar year for deferrals from base salary earned and paid during such calendar year and deferrals from bonus amounts earned during such calendar year but paid in the following calendar year. Executive contributions for 2022 include deferrals from base salary in respect of Fiscal Year 2022 (Successor) (reported in the Salary column of the Summary Compensation Table) and may also include bonus amounts earned in 2021 but paid in 2022 (which are not reported in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table included in this registration statement since such amounts relate to performance in 2021). We typically provide an employer match on behalf of the participants who make Supplemental Plan deferrals for the applicable year and remain employed through the last day of the year to restore the company match the Code limits in the 401(k) Plan. For the 2022 plan year, we made an employer match in the first quarter of 2023 equal to 50% of the deferrals up to 5% of eligible compensation, reduced by the 2022 employer matching contributions to the 401(k) Plan (such amounts reported in the “All Other Compensation” column of the Summary Compensation Table). Participants have earnings or losses credited to their Supplemental Plan account as a result of their selection from the various investment options available to them in this plan. Participants may redirect their investment in the various investment fund options on a daily basis. Account balances are disbursed to participants upon their termination of employment or such other fixed date as elected by the participant, based on the participant’s election prior to the year of deferral.

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Participants may elect to receive their account balance as a lump-sum cash payment or in installment payments over 5, 10 or 15 years. Executive contributions are not separately shown in the “Summary Compensation Table” but instead are deferrals from individuals’ salary and/or bonus amount shown in the “Summary Compensation Table.”
(2)

The value of the Cash-Based LTI awards was fixed up front, and subject to time-based vesting. Mr. Monié meets the definition of “Retirement” eligible under the respective awards, and therefore was eligible to retain his Cash-Based LTI awards following a termination of his employment for any reason other than “cause” and would receive the amounts payable under such awards in accordance with the payment schedules set forth in each award agreement. For additional information regarding our Cash-Based LTI awards, please see “Compensation Discussion and Analysis—How Designed and Determined—Outstanding Long-Term Cash Awards from Prior Years—Time Vesting” above.

(3)	Payments made in respect of the Cash-Based LTI awards are reported in the Bonus column of the Summary Compensation Table.
(4)

During 2022, under the Supplemental Plan, Messrs. Sherman and Aragone received lump sum distributions as noted in the table based on their initial deferral elections which provided for an in-service distribution. Mr. Dave received the distributions noted from the plan in 2022 according to the terms of the plan following his separation of employment.

Potential Payments Upon Termination or Change in Control

We maintain incentive programs, including award agreements, the Severance Policy and the CIC Plan which require that we provide payments and benefits to the NEOs (other than Messrs. Monié and Dave) in the event of a qualifying termination of employment and/or a change in control.

The chart below describes the termination provisions of each incentive program and the award agreements, as well as any payments and benefits under the Executive Officer Severance Policy and the Executive Change in Control Severance Plan assuming the last date of employment for the NEO was the end of our fiscal year, December 31, 2022 (and therefore the cash incentive award would be considered “earned”) and/or that the change in control occurred on December 31, 2022, as applicable.

	Short-Term Incentive — Cash (1)	Cash-Based Long-Term Incentives — Performance and Time Vesting	Participation Plan (2)	Severance Pay and Benefits (Under Severance Policy or CIC Plan) (3)
Change in Control (“CIC”) (No Termination)	None	If award is not assumed or substituted with an equivalent award by the successor corporation, the award will become fully vested and payable, and any performance targets applicable to the award will be treated as satisfied.	A CIC is a “Qualifying Event” under the terms of the Participation Plan. Outstanding time-based performance units will become fully vested and payable in cash or, if the transaction involves consideration in publicly traded shares, in shares. Outstanding performance-based performance units will vest, if at all, according to the performance valuation calculation.	None

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	Short-Term Incentive — Cash (1)	Cash-Based Long-Term Incentives — Performance and Time Vesting	Participation Plan (2)	Severance Pay and Benefits (Under Severance Policy or CIC Plan) (3)
Qualifying Termination in Connection with a CIC	None; see treatment under CIC Plan column.	Awards will become fully vested and payable, with any performance targets applicable to these awards treated as satisfied and any forfeiture restrictions as lapsed.	A CIC is a “Qualifying Event” under the terms of the Participation Plan. Outstanding time-based performance units will become fully vested and payable in cash or, if the transaction involves consideration in publicly traded shares, in shares. Outstanding performance-based performance units will vest, if at all, according to the performance valuation calculation.	We will pay or provide (A) a lump sum payment equal to 2.5 times for the CEO (or 2 times for the other NEOs and EVPs (except Messrs. Monié and Dave)): the sum of (i) the participant’s annual base salary and (ii) target annual bonus, (B) a lump sum payment equal to the prorated target annual bonus for the year of termination, (C) a lump sum payment equal to 12 months of 100% of the premium costs for employer-sponsored medical, dental and vision insurance benefits in effect on the date of termination, and (D) participation in an outplacement program until the earlier of (i) the end of the year following the year of termination and (ii) the participant’s subsequent full-time employment, subject to a maximum cost of $50,000.

Termination for Cause	None	Award will immediately be cancelled for no consideration.	None	None

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	Short-Term Incentive — Cash (1)	Cash-Based Long-Term Incentives — Performance and Time Vesting	Participation Plan (2)	Severance Pay and Benefits (Under Severance Policy or CIC Plan) (3)
Voluntary Termination (Excluding Retirement)	Any earned payment based on actual 2022 performance under the terms of the 2022 EIP.	Award will immediately be cancelled for no consideration.	Time-based performance units that have matured on or prior to the termination date will remain eligible for future payment.	None

Retirement (4)	Any earned payment based on actual 2022 performance under the terms of the 2022 EIP.

Performance awards will continue to vest under the original terms based on our performance under the grant and paid at the same time as active executives.

Time-vested awards will vest in full as of the retirement date and be paid on the specified payment date(s) in compliance with Section 409A of the Code.

			Time-based performance units that have matured on or prior to the termination date will remain eligible for future payment.	None

Involuntary “Not for Cause” Termination (not under CIC)	None; see treatment under Severance Pay and Benefits column.	Unvested awards will immediately be cancelled and no payment will be made.	Time-based performance units that have matured on or prior to the termination date will remain eligible for future payment, and all remaining performance units will remain outstanding and eligible to mature upon the occurrence of a “Qualifying Event” for 6 months following the termination date, to the extent such units would have otherwise matured had employment continued.	We will pay or provide (A) a lump sum payment equal to the prorated annual bonus for the year of termination based on actual company performance, (B) a lump sum payment equal to the sum of monthly annual base salary and target monthly bonus in effect on termination date multiplied by total number of years of continuous service (with a minimum of 12 and capped at 24 for the CEO and

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	Short-Term Incentive — Cash (1)	Cash-Based Long-Term Incentives — Performance and Time Vesting	Participation Plan (2)	Severance Pay and Benefits (Under Severance Policy or CIC Plan) (3)
18 for all other NEOs), (C) lump sum payment equal to total number of years of continuous service (with a minimum of 12 months and capped at 18 months) of 100% of the premium costs for employer-sponsored medical, dental and vision insurance benefits in effect on termination date, and (D) participation in an outplacement program for the earlier of the participant’s subsequent full-time employment or 12 months following the termination date, subject to a maximum cost of $20,000.

Death or Disability	Any earned payment based on actual 2022 performance under the terms of the 2022 EIP.

Performance awards will continue to vest under the original terms based on our performance under the grant and paid at the same time as active executives.

Time-vested awards will vest in full as of the death or disability and become payable.

			Time-based performance units that have matured on or prior to the termination date will remain eligible for future payment, and all remaining performance units will remain outstanding and eligible to mature upon the occurrence of a “Qualifying Event” for 6 months following the termination date, to the extent such units would have otherwise matured had employment continued.	None

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	Short-Term Incentive — Cash (1)	Cash-Based Long-Term Incentives — Performance and Time Vesting	Participation Plan (2)	Severance Pay and Benefits (Under Severance Policy or CIC Plan) (3)

Voluntary Termination for Good Reason (not under CIC)	Any earned payment based on actual 2022 performance under the terms of the 2022 EIP.	Unvested awards will immediately be cancelled and no payment will be made.	Time-based performance units that have matured on or prior to the termination date will remain eligible for future payment, and all remaining performance units will remain outstanding and eligible to mature upon the occurrence of a “Qualifying Event” for 6 months following the termination date, to the extent such units would have otherwise matured had employment continued.	None

(1)

Payment to be calculated and paid on the same basis and at the same time as the annual bonus payments to actively employed executives under the 2022 EIP. Our 2022 EIP generally provides that if a participant remains employed through the last date of the program year (which ended on December 30, 2022, the business day preceding the last day of our fiscal year) and experiences a termination of employment following the expiration of the program year but before the payment date of the bonus for such period, other than in the event of a termination of employment by the company for “cause,” the participant will remain eligible to receive the bonus for the completed program year based on actual performance. In addition, the NEOs are eligible for benefits under the Severance Policy and CIC Plan, as applicable, which likewise provide for the payment of prorated bonuses for the year in which termination occurs, as reflected in the table above. Both the Severance Policy and CIC Plan note that in no event will such policy or plan result in the duplication of payments or benefits provided to an NEO. Accordingly, the table above reflects that upon any termination “without cause,” the annual bonuses payable to our NEOs for the year in which such termination occurs would be paid pursuant to the terms of the Severance Policy or CIC Plan, as applicable.

(2)	Payments made under the Participation Plan related to termination are subject to the participant’s execution of a release of claims and covenant agreement.
(3)

Severance benefits provided under the Severance Policy and the CIC Plan are subject to the participant’s execution of a release of claims and covenant agreement and are payable in a lump sum cash payment.

(4)

The definition of retirement under our long-term incentive awards granted to participants is defined as age 65 or greater with five or more years of continuous service or age 55 or greater with 10 or more years of continuous service. These retirement provisions are applicable to all NEOs, although Mr. Monié is the only NEO currently eligible.

Each of Messrs. Monié and Dave entered into a transition agreement, the material terms of which have been summarized above under “Compensation Discussion and Analysis—Mr. Monié Transition Agreement,” and “Compensation Discussion and Analysis—Mr. Dave Transition Agreement,” respectively.

Upon certain terminations of employment, Mr. Monié is entitled to payments of certain compensation and benefits. The table below reflects the amount of compensation and benefits that were payable to Mr. Monié as of December 31, 2022 pursuant to his transition agreement.

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Payments Upon Termination Table

For purposes of this analysis, other than for Mr. Dave, we assumed:

a.	the last date of employment for the NEO is the last business day of our last fiscal year, December 31, 2022;

b.	annual base salary at termination is equal to salary as of December 31, 2022; and

c.	annual target incentive at termination is equal to target incentive as of December 31, 2022

Based on these assumptions, the amount of compensation payable to each NEO in each potential situation is listed in the table below. Performance units granted pursuant to our Participation Plan had no value as of December 31, 2022 and therefore are not included in the table below. The amount reported for Mr. Dave in the following table reflects the severance actually paid or payable to Mr. Dave pursuant to his transition agreement.

	Short- Term Incentive ($) (1)	Performance & Time LTI ($) (2)	Severance Pay ($)	Health Premiums ($)	Outplacement ($)	Total ($)
Paul Bay
CIC Termination	2,160,000	1,681,900	7,650,000	18,615	50,000	11,560,515
Voluntary Termination (with or without Good Reason)	3,222,000				—	3,222,000
Involuntary Not for Cause Termination	3,222,000		3,060,000	27,923	20,000	6,329,923
Death/Disability	3,222,000	1,681,900			—	4,903,900
Michael Zilis
CIC Termination	967,200	1,261,425	3,546,400	15,137	50,000	5,840,162
Voluntary Termination (with or without Good Reason)	1,748,215				—	1,748,215
Involuntary Not for Cause Termination	1,748,215		2,364,267	22,706	20,000	4,155,188
Death/Disability	1,748,215	1,261,425			—	3,009,640
Alain Monié
Voluntary Retirement (with or without Good Reason) (3)	—	8,527,600				8,527,600
Involuntary Not for Cause Termination	—	8,527,600				8,527,600
Death/Disability	—	8,527,600				8,527,600
Augusto Aragone
CIC Termination	504,000	840,950	2,208,000	26,400	50,000	3,629,350
Voluntary Termination (with or without Good Reason)	900,690					900,690
Involuntary Not for Cause Termination	900,690		1,288,000	39,600	20,000	2,248,290
Death/Disability	900,690	840,950				1,741,640
Scott Sherman
CIC Termination	504,000	840,950	2,208,000	15,728	50,000	3,618,228
Voluntary Termination (with or without Good Reason)	868,682					868,682
Involuntary Not for Cause Termination	868,682		1,104,000	15,728	20,000	2,008,410
Death/Disability	868,682	840,950				1,709,632
Nimesh Dave (4)	—		2,897,800			2,897,800

(1)

All scenarios show the actual 2022 EIP payment amounts, except that CIC Terminations show the target 2022 EIP amounts calculated using each applicable participant’s annual base salary immediately preceding the date of termination.

194

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement

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(2)

Includes the outstanding 2020 performance-vested Cash-Based LTI awards for all NEOs that are disclosed in the Summary Compensation Table as earned in 2022 with final vesting in fiscal year 2023 and the 2020 time-vested Cash-Based LTI award for Mr. Monié.

(3)

Mr. Monié is the only NEO who is currently retirement eligible, resulting in any voluntary or involuntary (i.e., not for “cause”) termination to be classified as retirement. In addition, although not reflected in the table above because it does not necessarily relate to a “change in control,” the Monié Transition Agreement provides that in the event that an initial public offering or certain similar transactions occurs within a specified period Mr. Monié would be granted vested shares of common stock of the Company with a value as specified in the Monié Transition Agreement.

(4)

For Mr. Dave, amount reflects the total severance payments actually paid or payable to Mr. Dave in connection with his termination of employment during Fiscal Year 2022 (Successor), as set forth in the Summary Compensation Table. As of December 31, 2022, an aggregate of $1,283,600 remained payable under Mr. Dave’s transition agreement.

Director Compensation

No amounts have been paid to, or accrued to, directors for their role on the board of directors with respect to Fiscal Year 2022 (Successor). We expect to adopt a non-employee director compensation policy effective at the time of this offering.

195

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change of control arrangements and indemnification arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since December 29, 2019 and each currently proposed transaction in which:

•	we or any of our subsidiaries have been or will be a participant;

•	the amount involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock, or their affiliates, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Related Party Transactions in Effect Prior to this Offering

Platinum Acquisition Agreement

The consummation of the Imola Mergers was effected through the Agreement and Plan of Merger, dated as of December 9, 2020 by and among Tianjin Tianhai Logistics Investment Management Co., Ltd., HNA Tech, GCL Investment Management, Inc., Ingram Micro, Imola Acquisition Corporation and Imola Merger Corporation.

Advisory Agreement

Following the consummation of the Imola Mergers, the Company (and/or one of its affiliates) and Platinum Advisors entered into the Advisory Agreement, pursuant to which the Company engaged Platinum Advisors as a financial, transactional and management consultant. Under the Advisory Agreement, the Company has agreed to pay Platinum Advisors an annual management fee in an amount to be mutually agreed between the parties and to reimburse Platinum Advisors for its out-of-pocket costs and expenses incurred in connection with its services under the agreement. In 2022, the aggregate management fee was $25 million.

The Advisory Agreement contains customary indemnification provisions in favor of Platinum Advisors and its affiliates, including Platinum. The Advisory Agreement will be terminated upon the consummation of this offering.

Loan to Officer

On October 8, 2021, we entered into a secured promissory note with Alain Monié, our Chief Executive Officer, in the amount of $7,000,000 at an interest rate of 1.5% per annum, in connection with the purchase of 125 shares of Class B non-voting common stock of the Company (the “Monié Purchased Shares”). The loan was secured by a pledge of the Monié Purchased Shares. The loan was repaid prior to the filing of this registration statement.

Mr. Monié Transition Agreement

In connection with the transition of Mr. Monié from CEO of Ingram Micro to Executive Chairman of Ingram Micro as of January 1, 2022 and his expected retirement as of December 31, 2023 or, if earlier, on the day after the grant date of certain shares that will be granted following the occurrence of our initial public offering or certain similar transactions, Mr. Monié and Ingram Micro entered into a transition agreement, effective as of July 1, 2023 (amending and restating a prior agreement dated June 24, 2022), which generally sets forth the terms and conditions of his transition and retirement. See “Executive Compensation—Compensation Discussion and Analysis—Mr. Monié Transition Agreement.”

196

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement

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Share Purchases

Following the Imola Mergers, certain members of our management team, including our executive officers, were provided the opportunity to purchase shares of Class B non-voting common stock at a price equal to the fair market value of $100,000 per share.

2021 Share Purchases (Shares)
Mr. Monié	125.0
Mr. Zilis	6.41250
Mr. Bay	14.15625
Mr. Sherman	7.74375
Mr. Aragone	5.16250
Mr. Dave	7.74375

Dividend

On April 29, 2022, the Company declared and paid a dividend to our current stockholders, including Imola JV Holdings, L.P., the entity through which Platinum holds its investment in the Company, of approximately $1.75 billion, with proceeds from the primary closing of the CLS Sale, which occurred on April 4, 2022. Each of our executive officers who held shares of common stock participated in their pro-rata share of the dividend declared in connection with the CLS Sale.

Certain Relationships with Platinum

From time to time, Platinum and/or its affiliates have entered into, and may continue to enter into, arrangements with us to use our products and services. We believe that all such arrangements have been entered into in the ordinary course of business and have been negotiated on commercially reasonable terms.

Agreements to Be Entered into in Connection with this Offering

Investor Rights Agreement

In connection with this offering, we intend to enter into the Investor Rights Agreement with Platinum. Pursuant to the Investor Rights Agreement, we will be required to take all necessary action to cause the board of directors and its committees to include director candidates designated by Platinum in the slate of director nominees recommended by the board of directors for election by our stockholders. The Investor Rights Agreement will grant Imola JV Holdings, L.P. (the “Platinum Stockholder”) the right to nominate for election to our board of directors no fewer than that number of directors that would constitute: (i) a majority of the total number of directors so long as the Platinum Stockholder and Platinum collectively beneficially own at least 50% of the then outstanding capital stock of the Company; (ii) 40% of the total number of directors so long as the Platinum Stockholder and Platinum collectively beneficially own at least 40% but less than 50% of the then outstanding capital stock of the Company; (iii) 30% of the total number of directors so long as the Platinum Stockholder and Platinum collectively beneficially own at least 30% but less than 40% of the then outstanding capital stock of the Company; (iv) 20% of the total number of directors so long as the Platinum Stockholder and Platinum collectively beneficially own at least 20% but less than 30% of the then outstanding capital stock of the Company; and (v) 10% of the total number of directors so long as the Platinum Stockholder and Platinum collectively beneficially own at least 5% but less than 20% of the then outstanding capital stock of the Company. For purposes of calculating the number of directors that the Platinum Stockholder will be entitled to nominate pursuant to the formula outlined above, any fractional amounts shall automatically be rounded up to the nearest whole number. In the event that a vacancy is created at any time by the death, disability, retirement, resignation or removal (with or without cause) of a Platinum Stockholder nominee, the Platinum Stockholder shall have the right to designate a replacement to fill such vacancy.

197

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The Investor Rights Agreement will also grant Platinum certain customary demand registration rights, as well as “piggyback” registration rights, with respect to shares of our Common Stock. See “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

Prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and officers. These agreements will require us to indemnify these individuals and, in certain cases, affiliates of such individuals, to the fullest extent permissible under Delaware law against liabilities that may arise by reason of their service to us or at our direction, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Related Party Transactions Policy

In connection with this offering, we have adopted a written policy with respect to the review, approval and ratification of related person transactions to assist our board of directors in reviewing and taking appropriate action concerning related person transactions and assist us in preparing the disclosure that the SEC rules require to be included in our applicable filings as required by the Securities Act and the Exchange Act and their related rules. This policy is intended to supplement, and not to supersede, our other policies that may be applicable to or involve transactions with related persons, such as our policies for determining director independence and our code of conduct and conflicts of interests policies. The policy covers any financial transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships (including indebtedness and guarantees of indebtedness and transactions involving employment and similar relationships) involving the Company and any director, nominee or executive officer, or any immediate family member thereof, or any greater than 5% beneficial owner of our voting securities, in each case, having a direct or indirect material interest in such transaction. Any such transaction must be approved or ratified by our audit committee unless our board of directors in its discretion designates another independent body consisting solely of independent directors. The audit committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our stockholders, as the audit committee determines in good faith.

198

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

PRINCIPAL AND SELLING STOCKHOLDER

The following table sets forth, as of                , 2023, information regarding beneficial ownership of our capital stock, and, after giving effect to this offering, by:

•	each person, entity or group of affiliated persons, known by us to beneficially own more than 5% of our voting securities;

•	each of our named executive officers;

•	each of our directors and director nominees;

•	all of our executive officers, directors and director nominees as a group; and

•	the selling stockholder.

To our knowledge, each person named in the table has sole voting and investment power with respect to all of the securities shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The number of securities shown represents the number of securities the person “beneficially owns,” as determined by the rules of the SEC. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement.

We have based our calculation of the percentage of beneficial ownership prior to the offering on                  shares of Common Stock outstanding on                 , 2023, after giving effect to the Offering Reorganization Transactions, which will occur prior to the consummation of this offering. We have based our calculation of the percentage of beneficial ownership after the offering of shares of our Common Stock outstanding immediately after the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares of our Common Stock from the selling stockholder).

Unless otherwise noted below, the address for each of the stockholders in the table below is c/o Ingram Micro Holding Corporation, 3351 Michelson Drive, Suite 100, Irvine, CA 92612.

Beneficial owner	Shares before offering		Shares after offering (no option exercise)		Shares after offering (full option exercise (2))
	Number	Percentage	Number	Percentage	Number	Percentage
5% Stockholders:		%		%		%
Investment vehicles affiliated with Platinum Equity, LLC (1)
Named Executive Officers, Directors and Director Nominees:
Augusto Aragone		%		%		%
Paul Bay		%		%		%
Nimesh Dave		%		%		%
Alain Monié		%		%		%
Scott Sherman		%		%		%
Michael Zilis		%		%		%
Felicia Alvaro		%		%		%
Anne Chow		%		%		%
Christian Cook		%		%		%
Tracey Doi		%		%		%
Bryan Kelln		%		%		%
Jacob Kotzubei		%		%		%
Matthew Louie		%		%		%
Mary Ann Sigler		%		%		%
Named Executive Officers, Director and Director Nominees as a group (individuals)		%		%		%

199

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement

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(1)

Imola JV Holdings, L.P. (the “Platinum Stockholder”) is the record holder of                shares of our Common Stock. Tom Gores is the manager of Platinum Equity, LLC, which is the sole member of Platinum Equity Investment Holdings, LLC, which is the sole member of Platinum Equity Investment Holdings IC (Cayman), LLC which is the general partner of Platinum Equity InvestCo, L.P., which is the sole member of Platinum Equity Investment Holdings V, LLC, which is the sole member of Platinum Equity Partners V, LLC, which is the general partner of Platinum Equity Partners V, L.P., which is the general partner of the Platinum Stockholder. By virtue of these relationships, each of these entities and Mr. Gores may be deemed to share beneficial ownership of the securities held of record by the Platinum Stockholder.

The business address of each of the entities named herein and Mr. Gores is 360 North Crescent Drive, South Building, Beverly Hills, CA 90210.
(2)	To the extent the underwriters’ option to purchase additional shares is not exercised in full, the shares sold by the selling stockholder will be decreased on a pro rata basis.

200

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

DESCRIPTION OF MATERIAL INDEBTEDNESS

ABL Credit Facilities

On July 2, 2021, Ingram Micro entered into the ABL Revolving Credit Facility and the ABL Term Loan Facility. Letters of credit under the ABL Revolving Credit Facility are limited to the lesser of (a) $400 million and (b) the aggregate unused amount of commitments under the ABL Revolving Credit Facility then in effect. Loans under the ABL Credit Facilities are denominated, at its option, in U.S. dollars, Canadian dollars, Euros, Pounds Sterling, Australian dollars or other currencies to be agreed. JPMorgan Chase Bank, N.A. acts as administrative agent and collateral agent for the ABL Credit Facilities. The ABL Credit Facilities mature on July 2, 2026. A portion of the ABL Credit Facilities was drawn on July 2, 2021 to finance a portion of the Imola Mergers (and the related transactions) and the ABL Revolving Credit Facility may be drawn from time to time to fund working capital and for other general corporate purposes, including permitted acquisitions and other investments. As of September 30, 2023, there was $85 million outstanding and $3,415 million of unused commitments under the ABL Revolving Credit Facility. See “Capitalization.”

Borrowings under the ABL Credit Facilities are limited by borrowing base calculations based on the sum of specified percentages of eligible accounts receivable, eligible inventory and unrestricted cash, minus the amount of any applicable reserves. Borrowings bear interest at a floating rate, which can be either (A) an adjusted forward-looking term rate based on SOFR (subject to a floor of 0.00%) plus (x) in the case of the ABL Revolving Credit Facility, a margin ranging from 1.25% to 1.75% (determined by reference to the average availability under the ABL Revolving Credit Facility) or (y) in the case of the ABL Term Loan Facility, 3.50%, or, at the company’s option, (B) a base rate plus (x) in the case of the ABL Revolving Credit Facility, a margin ranging from 0.25% to 0.75% (determined by reference to the average availability under the ABL Revolving Credit Facility) or (y) in the case of the ABL Term Loan Facility, 2.50%. Ingram Micro may borrow on the ABL Revolving Credit Facility only up to the lesser of (i) the level of its then current borrowing base and (ii) the committed maximum borrowing capacity of $3,500 million plus the amount of loans outstanding under the ABL Term Loan Facility. Subject to certain conditions, the ABL Credit Facilities may be expanded by up to the greatest of (a) $1,000 million less any increases or incremental facilities established under the Term Loan Credit Facility in reliance on the Fixed Term Loan Incremental Amount which is the greater of $1,000 million and 100.0% of Consolidated EBITDA (as such term is defined in the Term Loan Credit Agreement), (b) 100.0% of four-quarter Consolidated EBITDA (as such term is defined in the ABL Credit Agreement) less any increases or incremental facilities established under the Term Loan Credit Facility in reliance on the Fixed Term Loan Incremental Amount and (c) the excess of the borrowing base over the sum of (i) the aggregate commitments of the ABL Revolving Credit Facility at such time plus (ii) the outstanding amount of loans under the ABL Term Loan Facility at such time, in additional commitments and loans. Ingram Micro’s ability to draw under the ABL Revolving Credit Facility or issue letters of credit thereunder is conditioned upon, among other things, its delivery of prior written notice of a borrowing or letter of credit request, as applicable, its ability to reaffirm the representations and warranties contained in the ABL Credit Agreement in all material respects and the absence of any default or event of default thereunder.

Ingram Micro’s obligations under the ABL Credit Facilities are guaranteed by Imola Acquisition Corporation, an investment vehicle of certain private investment funds sponsored and ultimately controlled by Platinum, Ingram Micro and all of Ingram Micro’s direct and indirect wholly owned U.S. subsidiaries (subject to certain permitted exceptions, including exceptions based on immateriality thresholds of aggregate assets and revenues of excluded U.S. subsidiaries), as well as certain of Ingram Micro’s direct and indirect wholly owned foreign subsidiaries organized in jurisdictions where borrowing base assets are located (subject to certain permitted exceptions). The ABL Credit Facilities are secured by a lien on substantially all of Imola Acquisition Corporation’s, Ingram Micro’s and each of Ingram Micro’s direct and indirect wholly owned U.S. subsidiaries’ current and fixed assets (subject to certain exceptions), as well as certain assets of certain of Ingram Micro’s direct and indirect wholly owned subsidiaries organized in foreign jurisdictions where borrowing base assets are located (subject to certain exceptions). The ABL Credit Facilities have a first-priority lien on all inventory,

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accounts receivable, tax refunds (other than accounts receivable and tax refunds relating to real estate, equipment, intellectual property and capital stock), cash, deposit accounts, securities accounts, investment property (other than capital stock and accounts solely to hold identifiable proceeds of Fixed Asset Collateral (as defined below)), certain related assets and, in each case, proceeds thereof that secure the obligations of the U.S. borrowers and U.S. guarantors (the “Current Asset Collateral”) and a lien (second in priority to the liens securing the 2029 Notes and the Term Loan Credit Facility discussed below) on (i) all real estate, equipment, intellectual property, equity interests in Ingram Micro or a subsidiary guarantor or its subsidiaries and all other assets other than Current Asset Collateral, and all supporting obligations, documents and books and records relating to any of the foregoing; and (ii) all substitutions, replacements, accessions, products or proceeds (including, without limitation, insurance proceeds) of any of the foregoing (“Fixed Asset Collateral”), excluding any fee-owned real property included in the Fixed Asset Collateral, in each case, subject to other permitted liens.

The following fees are applicable under the ABL Credit Facilities: (a) an unused line fee of (i) 0.375% per annum of the unused portion of the ABL Revolving Credit Facility (excluding any swingline loans) when the average unused portion of such facility is greater than 50% of the aggregate commitments under the ABL Revolving Credit Facility or (ii) 0.250% per annum of the unused portion of the ABL Revolving Credit Facility when the average unused portion of such facility (excluding any swingline loans) is less than or equal to 50% of the aggregate commitments under the ABL Revolving Credit Facility, (b) a letter of credit participation fee on the aggregate stated amount of each letter of credit equal to the applicable margin for adjusted Eurodollar rate loans, as applicable and (c) certain other customary fees and expenses of the lenders and agents thereunder. Subject to customary provisions for discretionary and protective overadvances, Ingram Micro is required to make prepayments under the ABL Credit Facilities at any time when, and to the extent that, the aggregate amount of the outstanding loans and letters of credit under the ABL Credit Facilities exceeds the lesser of (a) the aggregate amount of commitments in respect of the ABL Revolving Credit Facility plus the amount of loans outstanding under the ABL Term Loan Facility and (b) the applicable borrowing base. In addition, Ingram Micro will be required to make prepayments under the ABL Term Loan Facility with (a) the net cash proceeds of certain asset sales and casualty events relating to Current Asset Collateral subject to step-downs at specified leverage ratios and (b) the net cash proceeds of issuances of debt obligations by Ingram Micro and its restricted subsidiaries, except for certain permitted debt.

The ABL Credit Facilities contain customary covenants, including, but not limited to, restrictions on the ability of Ingram Micro and its restricted subsidiaries to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make acquisitions, loans, advances or investments, pay dividends or make other restricted payments, sell or otherwise transfer assets, optionally prepay or modify terms of certain junior indebtedness, enter into transactions with affiliates or change the company’s line of business. The ABL Credit Facilities will require the maintenance of a minimum Fixed Charge Coverage Ratio (as set forth in the ABL Credit Agreement), on any date when Adjusted Availability (as such term is defined in the ABL Credit Agreement) is less than the greater of (a) 10% of the Line Cap (as such term is defined in the ABL Credit Agreement) and (b) $300.0 million, of 1.00 to 1.00, tested for the four fiscal-quarter periods ending on the last day of the most recently ended fiscal quarter for which financials have been delivered, and at the end of each succeeding fiscal quarter thereafter until the date on which Adjusted Availability (as such term is defined in the ABL Credit Agreement) has exceeded the greater of (a) 10% of the Line Cap (as such term shall be defined in the ABL Credit Agreement) and (b) $300.0 million for at least 30 consecutive calendar days.

The ABL Credit Facilities provide that, upon the occurrence of certain events of default, its obligations thereunder may be accelerated and the lending commitments terminated. Such events of default include payment defaults to the lenders thereunder, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material money judgments, material pension plan events, certain change of control events and other customary events of default, subject to certain materiality levels, default triggers, cure and grace periods and/or baskets.

202

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On April 4, 2022, we used a portion of the proceeds received from the primary closing of the CLS Sale to pay down the full outstanding balance of our ABL Term Loan Facility.

On May 30, 2023, we entered into Amendment No. 2 to the ABL Credit Agreement, effective as of May 30, 2023, to amend the ABL Credit Agreement to replace LIBOR with SOFR as the interest rate benchmark.

Term Loan Credit Facility

On July 2, 2021, Ingram Micro entered into the Term Loan Credit Facility, which was fully drawn on such date to finance a portion of the Imola Mergers (and the related transactions).

Subject to certain conditions, the Term Loan Credit Facility, without the consent of the then existing lenders (but subject to the receipt of commitments), may be increased (or new incremental term loan facilities added) in an aggregate principal amount for all such increases and incremental facilities of no greater than (a) the greater of $1,000 million and 100.0% of Consolidated EBITDA (as such term is defined in the Term Loan Credit Agreement) less any increase in the ABL Credit Facilities established in reliance on the Fixed ABL Incremental Amount which means the greater of (1) $750,000,000 and (2) 75% of Consolidated EBITDA of Ingram Micro and its Restricted Subsidiaries (as such term is defined in the ABL Credit Agreement) for the most recently ended Test Period (as such term is defined in the ABL Credit Agreement) (calculated on a Pro Forma Basis (as such term is defined in the ABL Credit Agreement)), plus (b) an amount equal to all voluntary prepayments, repurchases and redemptions of pari passu term loans borrowed under the Term Loan Credit Agreement, the 2029 Notes, loans under the ABL Term Loan Facility and certain other indebtedness, plus (c) an unlimited amount, so long as on a pro forma basis (i) with respect to indebtedness secured by the Current Asset Collateral and Fixed Asset Collateral on a pari passu basis with the Term Loan Credit Facility, either (1) the Consolidated First Lien Net Leverage Ratio (as such term is defined in the Term Loan Credit Agreement) either (x) would not exceed the Consolidated First Lien Net Leverage Ratio as of the Acquisition Closing Date or (y) at the election of Ingram Micro if incurred in connection with a permitted acquisition or other permitted investment, would not increase or (2) the Fixed Charge Coverage Ratio (as such term is defined in the Term Loan Credit Agreement) is not less than the Fixed Charge Coverage Ratio prior to such increase and (ii) with respect to indebtedness secured by the Current Asset Collateral and Fixed Asset Collateral on a junior lien basis to the Term Loan Credit Facility or indebtedness that is unsecured, the Fixed Charge Coverage Ratio either (1) would not be less than 2.00 to 1.00 or (2) at the election of Ingram Micro if incurred in connection with a permitted acquisition or other permitted investment, would not decrease.

Borrowings under the Term Loan Credit Facility amortize in equal quarterly installments in an amount equal to 1.00% per annum of the principal amount. The interest rate applicable to borrowings under the Term Loan Credit Facility will be, at the company’s option, either (1) the base rate (which is the highest of (x) the then current federal funds rate set by the Federal Reserve Bank of New York, plus 0.50%, (y) the prime rate on such day and (z) the one-month SOFR rate published on such date plus 1.00%) plus a credit spread adjustment ranging from 0.11448% to 0.42826% dependent on the applicable interest period and 2.00% or (2) one-, three- or six-month SOFR (subject to a floor of 0.50%) plus a credit spread adjustment ranging from 0.11448% to 0.4826% dependent on the applicable interest period and 3.00%. The Company entered into certain agreements during the first quarter of 2023 to establish a 5.5% upper limit on the LIBOR interest rate applicable to a substantial portion of the borrowings under the Term Loan Credit Facility. Due to the cessation of the LIBOR interest rate on June 30, 2023, we amended the interest rate cap agreements to establish a 5.317% upper limit on the SOFR interest rate. These interest rate cap agreements transitioned from LIBOR to SOFR as the interest reference rate during the third quarter of 2023.

Ingram Micro may voluntarily prepay loans or reduce commitments under the Term Loan Credit Facility, in whole or in part, subject to minimum amounts, with prior notice but without premium or penalty.

Ingram Micro will be required to prepay the Term Loan Credit Facility with the net cash proceeds of certain asset sales and casualty events relating to Fixed Asset Collateral, the incurrence or issuance of specified refinancing indebtedness and 50% of excess cash flow, in each case, subject to certain reinvestment rights, thresholds, step-downs and other exceptions.

203

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement

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Ingram Micro’s obligations under the Term Loan Credit Facility are guaranteed by Imola Acquisition Corporation, Ingram Micro and all of Ingram Micro’s direct and indirect wholly owned U.S. subsidiaries (subject to certain permitted exceptions, including exceptions based on immateriality thresholds of aggregate assets and revenues of excluded U.S. subsidiaries). The Term Loan Credit Facility has a first-priority lien on the Fixed Asset Collateral and a lien (second in priority to the liens securing the ABL Credit Facilities discussed above) on the Current Asset Collateral, in each case, subject to other permitted liens. The liens securing the Term Loan Credit Facility are pari passu with the liens securing the 2029 Notes.

The Term Loan Credit Facility contains customary negative covenants, including, but not limited to, restrictions on the ability of Ingram Micro and its restricted subsidiaries to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make acquisitions, loans, advances or investments, pay dividends or make other restricted payments, sell or otherwise transfer assets, optionally prepay or modify terms of certain junior indebtedness or enter into transactions with affiliates.

The Term Loan Credit Facility provides that, upon the occurrence of certain events of default, the company’s obligations thereunder may be accelerated. Such events of default include payment defaults to the lenders thereunder, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material money judgments, material pension plan events, change of control and other customary events of default subject to certain materiality levels, default triggers, cure and grace periods and or baskets.

On June 23, 2023, the Term Loan Credit Agreement was amended pursuant to Amendment No. 1 to the Term Loan Credit Agreement to make certain conforming changes to replace LIBOR with SOFR with such changes to become effective as of July 1, 2023.

On June 30, 2023, we paid down $500 million of the principal balance of our Term Loan Credit Facility.

On September 27, 2023, the Term Loan Credit Agreement was amended pursuant to Amendment No. 2 to the Term Loan Credit Agreement to reduce the applicable margin on the outstanding term loans by 0.50%. Additionally, we also paid down $50 million of the principal balance of our Term Loan Credit Facility. Following such repayments, as of September 30, 2023, $1,360.4 million remained outstanding under the Term Loan Credit Facility. See “Capitalization.”

2029 Notes

On April 22, 2021, a shell company issued $2,000 million aggregate principal amount of 4.750% 2029 Notes into escrow to finance a portion of the Imola Mergers (and the related transactions). Ingram Micro became the issuer upon the Acquisition Closing Date. The 2029 Notes will mature on May 15, 2029. The interest rate for the 2029 Notes is 4.750% per annum, payable semi-annually on May 15 and November 15 of each year. The 2029 Notes were offered and sold in transactions not required to be registered under the Securities Act and are not entitled to any registration rights. The 2029 Notes are senior secured obligations and are jointly and severally guaranteed by Imola Acquisition Corporation and each of Ingram Micro’s existing and future wholly owned domestic subsidiaries that serve as guarantors under the Term Loan Credit Facility.

The 2029 Notes have a first-priority lien on the Fixed Asset Collateral and a lien (second in priority to the liens securing the ABL Credit Facility discussed above) on the Current Asset Collateral, in each case, subject to other permitted liens. The liens securing the 2029 Notes are pari passu with the liens securing the Term Loan Credit Facility.

The 2029 Notes are redeemable, in whole or in part, at any time on or after May 15, 2024, at the applicable redemption prices specified in the Indenture. At any time prior to May 15, 2024, Ingram Micro may on any one or more occasions redeem all or a portion of the 2029 Notes as set forth below:

•

At any time prior to May 15, 2024, Ingram Micro may redeem some or all of the 2029 Notes at a price equal to 100% of the principal amount of the 2029 Notes, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption, plus the “make-whole premium” applicable to the 2029 Notes.

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•

At any time prior to May 15, 2024, Ingram Micro may redeem up to 40% of the principal amount of the 2029 Notes with the proceeds of certain equity offerings at a redemption price of 104.750% of the principal amount of the 2029 Notes plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

•

At any time prior to May 15, 2024, Ingram Micro may redeem up to 10% of the 2029 Notes during each calendar year at a purchase price equal to 103% of the principal amount of the 2029 Notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

•

In connection with any offer to purchase the 2029 Notes (including a change of control offer and any tender offer), if holders of no less than 90% of the aggregate principal amount of the 2029 Notes validly tender their 2029 Notes, Ingram Micro is entitled to redeem any remaining 2029 Notes at the price offered to each holder.

Upon the occurrence of an event constituting a change of control under the Indenture governing our 2029 Notes, Ingram Micro must offer to repurchase all of the 2029 Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

The Indenture governing the 2029 Notes contains certain negative covenants, agreements and events of default, including, among other things and subject to certain significant exceptions and qualifications, limitations on the ability of Ingram Micro and its restricted subsidiaries to (i) incur additional indebtedness and guarantee indebtedness; (ii) pay dividends or make other distributions in respect of, or repurchase or redeem, its capital stock; (iii) prepay, redeem or repurchase certain debt; (iv) issue certain preferred stock or similar equity securities; (v) make loans and investments; (vi) sell assets; (vii) incur liens; (viii) enter into agreements containing prohibitions affecting its subsidiaries’ ability to pay dividends; (ix) enter into transactions with affiliates; and (x) consolidate, merge or sell all or substantially all of its assets.

Other Indebtedness

We also have additional lines of credit, short-term overdraft facilities and other credit facilities with various financial institutions worldwide, which provide for borrowing capacity aggregating to approximately $1,223.6 million at September 30, 2023. Most of these arrangements are on an uncommitted basis and are reviewed periodically for renewal. At September 30, 2023, we had approximately $205.4 million outstanding under these facilities. The weighted average interest rate on the outstanding borrowings under these facilities, which may fluctuate depending on geographic mix, was 7.7% per annum at September 30, 2023. At September 30, 2023, letters of credit totaling approximately $115.5 million were issued to various customs agencies and landlords to support our subsidiaries. The issuance of these letters of credit reduces our available capacity under the corresponding agreements by the same amount.

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DESCRIPTION OF CAPITAL STOCK

The following summary describes our capital stock and our amended and restated certificate of incorporation, amended and restated bylaws and Investor Rights Agreement to which we and Platinum will be party, each of which will be in effect immediately prior to the consummation of this offering and of certain relevant provisions of the DGCL. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and the Investor Rights Agreement, each of which will be in effect immediately prior to the consummation of this offering and copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is part, and to the applicable provisions of the DGCL.

Authorized Capital Stock

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. After the Offering Reorganization Transactions and consummation of this offering, our authorized capital stock will consist of                shares of Common Stock, par value $0.01 per share, and                shares of undesignated Preferred Stock, par value $                per share. After the Offering Reorganization Transactions and consummation of this offering, we expect to have                 shares of our Common Stock outstanding and no shares of Preferred Stock outstanding.

Common Stock

Voting Rights

Holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.

Dividend Rights

Holders of Common Stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of Preferred Stock that we may designate and issue in the future.

Liquidation Rights

In the event of our liquidation, dissolution or winding-up, the holders of Common Stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment in full of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock.

Rights and Preferences

Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. There will be no sinking funds provisions applicable to our Common Stock. The rights, preferences and privileges of holders of Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any series of Preferred Stock that we may designate and issue in the future.

Fully Paid and Nonassessable

All of our outstanding shares of Common Stock are, and the shares of Common Stock to be issued in this offering will be, fully paid and nonassessable.

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Preferred Stock

We do not currently have any Preferred Stock outstanding. However, our amended and restated certificate of incorporation will authorize our board of directors to establish one or more series of Preferred Stock (including convertible Preferred Stock). Unless required by law or by the NYSE, the authorized shares of Preferred Stock will be available for issuance without further action by you. Our board of directors will be able to determine, with respect to any series of Preferred Stock, the terms and rights of that series, including:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the Preferred Stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We will be able to issue a series of Preferred Stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our Common Stock might believe to be in their best interests or in which the holders of our Common Stock might receive a premium for their Common Stock over the market price of the Common Stock. In addition, the issuance of Preferred Stock may adversely affect the holders of our Common Stock by restricting dividends on the Common Stock, diluting the voting power of the Common Stock or subordinating the liquidation rights of the Common Stock. As a result of these or other factors, the issuance of Preferred Stock may have an adverse impact on the market price of our Common Stock.

Registration Rights

The following description of the terms of the Investor Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the Investor Rights Agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Demand and Short-Form Registration Rights

At any time following the consummation of this offering, Platinum may request that we register its registrable securities on one or more occasions in the future, which registrations may be “shelf registrations.”

Piggyback Registration Rights

At any time that we propose to register any of our securities under the Securities Act (other than a registration relating to employee benefit plans, or solely relating to shares to be sold under Rule 145 or a similar

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provision under the Securities Act), Platinum will be entitled to certain “piggyback” registration rights allowing it to include its registrable securities in such registration.

Expenses of Registration, Restriction and Indemnification

We will pay all registration expenses, including the legal fees of counsel selected by Platinum, under the Investor Rights Agreement. The demand and piggyback registration rights are subject to customary restrictions such as limitations on the number of shares to be included in the underwritten offering imposed by the managing underwriter. The Investor Rights Agreement also contains customary indemnification and contribution provisions.

Anti-Takeover Effects of Our Certificate of Incorporation and By-Laws and Provisions of Delaware Law

General

Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL, which are summarized in the following paragraphs, contain or will contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Common Stock held by stockholders.

Classified Board

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation will provide that, in addition to the rights of Platinum under the Investor Rights Agreement, directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, that from and after the time Platinum and its affiliates cease to beneficially own, in the aggregate, at least a majority of the voting power of our outstanding Common Stock, in addition to the rights of Platinum under the Investor Rights Agreement, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 and 2/3% in voting power of all the then outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. Except as otherwise provided in the Investor Rights Agreement, any

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vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Advance Notice for Raising Business or Making Nominations at Meetings

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These notice requirements will not limit Platinum or its affiliates’ rights under the Investor Rights Agreement. These provisions may defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Actions by Written Consent; Special Meetings of Stockholders

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action to be so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent once Platinum and its affiliates beneficially own, in the aggregate, less than a majority of the voting power of all outstanding shares of our Common Stock.

Our amended and restated certificate of incorporation will also provide that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, that Platinum and its affiliates are permitted to call special meetings of our stockholders for so long as they hold, in the aggregate, at least a majority of the voting power of all outstanding shares of our Common Stock. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of the Company.

Amendments to the Company’s Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation will provide that once Platinum and its affiliates beneficially own, in the aggregate, less than 50% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 and 2/3% in the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class:

•	the provision requiring a 66 and 2/3% supermajority vote for stockholders to amend our amended and restated bylaws;

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•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director;

•	the provisions regarding competition and corporate opportunities; and

•	the amendment provision requiring that the above provisions may be amended only with a 66 and 2/3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors, as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Jurisdiction of Certain Actions

Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of the Company, (ii) action asserting a claim of breach of any fiduciary duty owed by, or other wrongdoing by, any director, officer or other employee of the Company to the Company or our stockholders, creditors or other constituents, or a claim of aiding and abetting any such breach of fiduciary duty, (iii) action asserting a claim against the Company or any director, officer or other employee of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, (iv) action to interpret, apply, enforce or determine the validity of the amended and restated certificate of incorporation, (v) action asserting a claim against the Company or any director, officer or other employee of the Company governed by the internal affairs doctrine or (vi) any other action asserting an “internal corporate claim”, as that term is defined in Section 115 of the DGCL; provided that, for the avoidance of doubt, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation also provides that, unless we consent in writing to the selection of an alternative forum,

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the U.S. federal district courts will be the exclusive forum for the resolution of any actions or proceedings asserting claims arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder. While the Delaware Supreme Court has upheld the validity of similar provisions under the DGCL, there is uncertainty as to whether a court in another state would enforce such a forum selection provision. Our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company will be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. For more information on the risks associated with our choice of forum provision, see “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Our amended and restated certificate of incorporation will contain exclusive forum provisions for certain stockholder litigation matters, which would limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, associates or stockholders.”

Business Combinations

Upon completion of this offering, we will not be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•

before the stockholder became an interested stockholder, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or after the time that the stockholder became an interested stockholder, the business combination was approved by our board of directors and by the affirmative vote of holders of at least two-thirds of our outstanding voting stock that was not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares.

We will opt out of Section 203; however, our certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

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•

at or subsequent to that time, the business combination was approved by our board of directors and by the affirmative vote of holders of at least 66 and 2/3% of our outstanding voting stock that was not owned by the interested stockholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation will provide that Platinum and its affiliates, any of their respective direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Limitations on Liability of Directors and Indemnification of Directors and Officers

The DGCL authorizes corporations to limit or eliminate the personal liability of directors or certain officers to the corporation and their stockholders for monetary damages for breaches of directors’ or officers’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors and certain officers for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate (1) our rights, and the rights of our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director and (2) our rights to recover monetary damages from certain officers for breach of fiduciary duty as an officer. However, exculpation does not apply to (1) a director or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (2) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) a director or officer for any transaction from which the director or officer derived an improper personal benefit, (4) a director under Section 174 of the DGCL (regarding, among other things, the payment of unlawful dividends or unlawful stock purchases or redemptions) or (5) an officer in any action by or in the right of the corporation.

Our amended and restated bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain associates for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or associates for which indemnification is sought.

Corporate Opportunity

Delaware law permits corporations to adopt provisions renouncing any expectancy in or right to be offered an opportunity to participate in certain transactions or matters that may be investment, corporate or business

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opportunities and that are presented to a corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ associates. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, Platinum or any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will not have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Platinum or any of its affiliates or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock are Computershare Inc. and Computershare Trust Company, N.A. (collectively, “Computershare”). Computershare’s address is 150 Royall Street, Canton, Massachusetts 02021.

Listing

We have applied to have our Common Stock approved for quotation on the New York Stock Exchange under the symbol “INGM.”

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for the shares of our Common Stock. We cannot predict the effect, if any, future sales of shares of Common Stock, or the availability for future sale of shares of Common Stock, will have on the market price of shares of our Common Stock prevailing from time to time. Future sales of substantial amounts of our Common Stock in the public market or the perception that such sales might occur may adversely affect market prices of our Common Stock prevailing from time to time and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. Furthermore, there may be sales of substantial amounts of our Common Stock in the public market after the existing legal and contractual restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock.”

Upon completion of this offering, we will have a total of                shares of our Common Stock outstanding. Of the outstanding shares, the                shares sold in this offering, including the shares offered by the selling stockholder if the underwriters exercise in full their option to purchase additional shares) will be freely tradeable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144, including our directors, executive officers and other affiliates (including our existing owners), may be sold only in compliance with the limitations described below.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares of our Common Stock on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of “restricted securities” of our Common Stock, are entitled to sell upon the expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Common Stock then outstanding, which will equal approximately million shares immediately after this offering; or

•

1% of the average reported weekly trading volume of our Common Stock on the applicable stock exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our Common Stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our Common Stock, the personal circumstances of the stockholder and other factors.

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Rule 701

In general, under Rule 701 under the Securities Act as currently in effect, any of our associates, directors, officers, consultants or advisors who received shares of our Common Stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.

Registration Statement on Form S-8

Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of Common Stock that are subject to outstanding options and other awards issuable pursuant to the 2023 Plan that we intend to adopt in connection with this offering. Shares covered by such registration statement will be available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates and the terms of lock-up agreements applicable to those shares.

Lock-up Agreements

In connection with this offering, we, the selling stockholder, our executive officers and our directors will agree with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any shares of our Common Stock or securities convertible into or exchangeable for shares of our Common Stock, without, in each case, the prior written consent of                  on behalf of the underwriters, for a period of 180 days after the date of this prospectus. See “Underwriting.”

Registration Rights

Pursuant to the Investor Rights Agreement, we will grant Platinum the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our Common Stock held by Platinum and to provide piggyback registration rights to Platinum, subject to certain limitations and priorities on registration detailed therein, on registered offerings. See “Description of Capital Stock—Registration Rights.” These shares will represent                % of our outstanding Common Stock after this offering, or                % if the underwriters exercise their option to purchase additional shares.

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Common Stock issued or sold pursuant to this offering, but does not purport to be a complete analysis of all potential U.S. federal income tax effects.

The effects of U.S. federal tax laws other than U.S. federal income tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. There may be adverse U.S. federal estate tax consequences to a Non-U.S. Holder of our Common Stock, and Non-U.S. Holders should consult their tax advisors regarding the application of U.S. federal estate tax laws to their particular situation.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Common Stock.

This discussion is limited to Non-U.S. Holders that hold our Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income or the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our Common Stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt entities or governmental entities;

•	persons deemed to sell our Common Stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Common Stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our Common Stock being taken into account in an applicable financial statement.

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Common Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships considering an investment in our Common Stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE OR GIFT TAX LAWS) OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our Common Stock that is neither a “U.S. person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. For purposes of this discussion, a U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions on Common Stock

We have no current plans to pay cash dividends on our Common Stock. See “Dividend Policy.” If we make distributions of cash or property on our Common Stock, such distributions will generally constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes because distributed amounts exceed our current and accumulated earnings and profits will constitute a return of capital and will first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Common Stock (determined separately for each share), but not below zero. Any remaining excess (determined separately for each share) will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below regarding backup withholding and FATCA (as defined below), dividends paid to a Non-U.S. Holder that are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Unless an applicable income tax treaty provides otherwise, if dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder generally must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Unless an applicable income tax treaty provides otherwise, any such effectively connected dividends generally will be subject to U.S. federal income tax on a net income basis at the regular rates generally applicable to a U.S. person. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such Non-U.S. Holder’s effectively connected earnings and profits, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain recognized upon the sale or other taxable disposition of a share of our Common Stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States;

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our Common Stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of (i) the five-year period preceding the date of the disposition and (ii) the Non-U.S. Holder’s holding period with respect to the share of our Common Stock that is disposed (the “Applicable USRPHC Period”).

Unless an applicable income tax treaty provides otherwise, any gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates generally applicable to a U.S. person. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such Non-U.S. Holder’s effectively connected earnings and profits, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain recognized upon the sale or other taxable disposition of our Common Stock, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder, if any (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our U.S. real property interests relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, any gain recognized from the sale or other taxable disposition of our Common Stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our Common Stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, no more than 5% of our Common Stock throughout the Applicable USRPHC Period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Information Reporting and Backup Withholding

Payments of dividends on our Common Stock to a Non-U.S. Holder will not be subject to backup withholding (currently at 24%) if either the holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or the holder otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Common Stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Common Stock within the United States or conducted through certain brokers that are U.S. persons or have a specified relationship with the United States generally will be subject to backup withholding or information reporting unless the applicable withholding agent receives the certification described above or the holder otherwise establishes an exemption. Proceeds of a disposition of our Common Stock conducted through a non-U.S. office of a non-U.S. broker that does not have a specified relationship with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities (whether such institutions or entities are beneficial owners or intermediaries). Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Common Stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial U.S. owners” (as defined in the Code) or furnishes identifying information regarding each substantial U.S. owner or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts and withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Common Stock. While withholding under FATCA also would have applied to payments of gross proceeds from the sale or other disposition of our Common Stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Common Stock.

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, among us, the selling stockholder and the underwriters, each underwriter, for whom                is acting as representative, named below has severally and not jointly agreed to purchase at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table, and we and the selling stockholder have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

Options to Purchase Additional Shares

The underwriters have an option to buy up to an additional                shares from the selling stockholder, solely for the purpose of covering options to purchase additional shares, if any, made in connection with the offering of the shares of Common Stock offered by this prospectus. They may exercise that option for 30 days following the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

Commissions and Discounts

The representatives have advised us and the selling stockholder that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $                per share from the initial public offering price. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the per share and total public offering price, total underwriting discounts and commissions to be paid to the underwriters and proceeds before expenses to us and to the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                additional shares of Common Stock from the selling stockholder.

Total
	Per Share	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Public Offering Price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholder	$	$	$

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The expenses of the offering, not including the underwriting discounts and commissions, are estimated at approximately $                million and are payable by us. We have agreed to reimburse the underwriters for certain expenses. The underwriters may offer and sell shares through certain of their affiliates or other registered broker-dealers or selling agents.

The underwriters are offering the shares of Common Stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares of Common Stock, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We and the selling stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

We have agreed with the underwriters from the date of this prospectus through the date that is 180 days after the date of this prospectus (the “Lock-Up Period”), not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our Common Stock or any securities convertible into or exercisable or exchangeable for our Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our Common Stock or such other securities, in cash or otherwise or (3) file any registration statement with the SEC relating to the offering of any shares of our Common Stock or any securities convertible into or exercisable or exchangeable for our Common Stock, unless we obtain the prior written consent of                 on behalf of the underwriters.

The foregoing restrictions shall not apply to (A) the shares of our Common Stock contemplated by this prospectus, (B) the issuance by us of shares of our Common Stock, upon the exercise of an option or warrant, vesting or settlement of restricted stock or restricted stock units or the conversion of a security outstanding on the date hereof; provided that we shall cause each recipient, on or prior to the issuance, exercise, vesting or settlement of any such grants or shares of Common Stock, to sign and deliver a lock-up agreement for the balance of the Lock-Up Period, (C) certain grants of stock options, stock awards, restricted stock, restricted stock units or other equity awards and the issuance of Common Stock or securities convertible into or exercisable for Common Stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors or consultants of pursuant to the terms of a plan in effect on the date hereof; provided that we shall cause each recipient, on or prior to the issuance of any such grants or shares of Common Stock, to sign and deliver a lock-up agreement for the balance of the Lock-Up Period, (D) facilitating the establishment of a trading plan on behalf of any of our shareholders, officers or directors of pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Common Stock; provided that (i) such plan does not provide for the transfer of Common Stock during the Lock-Up Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on our behalf regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Stock may be made under such plan during the Lock-up Period, (E) the filing of any registration statement on Form S-8 relating to certain securities (i) granted or to be granted pursuant to any plan in effect on the date hereof or (ii) otherwise eligible to be included on a registration statement on Form S-8, (F) the offer or issuance or agreement to issue by us of our Common Stock or securities convertible into, exercisable for or which are otherwise exchangeable for or represent the right to receive Common Stock in connection with an acquisition, merger, joint venture, strategic alliance, commercial or other collaborative relationship or the acquisition or license by us or any of our subsidiaries of the securities, business, property or other assets of another person or

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entity or pursuant to any employee benefit plan as assumed by us in connection with any such acquisition or transaction; provided that (i) the aggregate number of shares of Common Stock, securities convertible into, exercisable for or which are otherwise exchangeable for or represent the right to receive Common Stock that we may sell or issue or agree to sell or issue pursuant to this clause (F) shall not exceed 10.0% of the total number of shares of Common Stock outstanding immediately following the issuance of the shares to be issued under this prospectus, and (ii) we shall cause each recipient of such shares, on or prior to the issuance of any such shares of Common Stock, to sign and deliver a lock-up agreement for the balance of the Lock-Up Period or (G) the issuance of any shares of Common Stock in connection with the Offering Reorganization Transactions in accordance with our certificate of incorporation; provided that (i) we shall cause each recipient of such shares, on or prior to the issuance of any such shares of Common Stock, to sign and deliver a lock-up agreement for the balance of the Lock-Up Period and (ii) (a) to the extent any filing by, or on behalf of, any party shall be required to be made with respect to such receipt or such transfer pursuant to Section 16(a) of the Exchange Act, such filing shall clearly indicate in the footnotes thereto that such receipt or transfer is being made pursuant to the circumstances described in this clause (G), and (b) no other public announcement or filing shall be required or shall be voluntarily made with respect to such receipt or such transfer during the Lock-Up Period.

Additionally, our executive officers, directors and the selling stockholder in this offering have agreed that, without the prior written consent of                 on behalf of the underwriters, they will not, during the Lock-Up Period, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our Common Stock beneficially owned by the signatory that are convertible into or exercisable or exchangeable for Common Stock (such shares of Common Stock, options, rights, warrants or other securities, collectively, “Lock-Up Securities”) or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing restrictions will not apply to (A) transactions relating to Lock-Up Securities +acquired in open market transactions after the completion of this offering; provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of Common Stock or other securities acquired in such open market transactions; (B) transfers of Lock-Up Securities (i) as a bona fide gift, (ii) to any member of the signatory’s immediate family or to any trust for the direct or indirect benefit of the signatory or the immediate family of the signatory, (iii) upon death or by will, testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the signatory, (iv) by operation of law, pursuant to a qualified domestic order or in connection with a divorce settlement or (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv); provided that (a) each donee or transferee shall sign and deliver a lock-up agreement for the balance of the Lock-Up Period and (b) (1) if any filing under Section 16(a) of the Exchange Act, or other public filing or disclosure, is legally required, such filing or disclosure shall clearly indicate in the footnotes thereto that the filing relates to circumstances described in this clause, and (2) no other public announcement or filing shall be voluntarily made during the Lock-Up Period; (C) distributions, transfers or dispositions of Lock-Up Securities (i) to limited partners, general partners, members, stockholders or holders of similar equity interests of the signatory, or (ii) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of the signatory, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control or common investment management with the signatory or affiliates of the signatory; provided that in the case of any distribution, transfer or disposition pursuant to this clause, (a) each donee or transferee shall sign and deliver a lock-up agreement for the balance of the Lock-Up Period and (b) (1) if any filing under Section 16(a) of the Exchange Act, or other public filing or disclosure, is legally required, such filing or disclosure shall clearly indicate in the footnotes thereto that the filing relates to circumstances described in this clause, and (2) no other public announcement or filing shall be voluntarily made during the Lock-Up Period; (D) establishing of a trading plan on behalf of any of our shareholders, officers or directors pursuant to Rule 10b5 1 under the Exchange Act for the transfer of shares of Common Stock; provided that (i) such plan does not provide for the transfer of Common Stock during the

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and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Lock-Up Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the signatory or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Stock may be made under such plan during the Lock-Up Period; (E) transfers or sales to us from an employee in connection with the repurchase of Lock-Up Securities in connection with the termination of the signatory’s employment with us pursuant to contractual agreements with us that provides us with a right to purchase such shares; provided that (1) any filing required to be made during the Lock-Up Period pursuant to Section 16(a) of the Exchange Act or Item 703 of Regulation S-K shall clearly indicate in the footnotes thereto that such transfer is being made pursuant to the circumstances described in this clause, and (2) no other public announcement or filing shall be voluntarily made during the Lock-Up Period; (F) (i) the receipt by the signatory from us of Lock-Up Securities upon the exercise, vesting or settlement of options, restricted stock units or other equity awards granted under a stock incentive plan or other equity award plan, which plan is established prior to the date of this prospectus and is described in the preliminary prospectus relating to the shares included in the registration statement immediately prior to the time the underwriting agreement is executed and this prospectus, or warrants to purchase shares of Common Stock, insofar as such options, restricted stock units or warrants are outstanding as of the date of this prospectus and are disclosed in this prospectus or (ii) the transfer of shares of Lock-Up Securities to us upon a vesting or settlement event of our restricted stock units or Lock-Up Securities or upon the exercise of options to purchase our securities on a “cashless” or “net exercise” basis to the extent permitted by the instruments representing such options (and any transfer to us necessary in respect of such amount needed for the payment of taxes, including estimated taxes and withholding tax and remittance obligations, due as a result of such vesting, settlement or exercise whether by means of a “net settlement” or otherwise) so long as such vesting, settlement, “cashless” exercise or “net exercise” is effected solely by the surrender of outstanding options (or the Common Stock issuable upon the exercise thereof) or shares of Common Stock to us and our cancellation of all or a portion thereof to pay the exercise price and/or withholding tax and remittance obligations in connection with the vesting, settlement or exercise of the restricted stock unit, option or other equity award; provided that (a) the Lock-Up Securities that are so received upon such vesting, settlement or exercise of the restricted stock unit, option, warrants or other equity award will be subject to the terms of this agreement for the duration of the Lock-Up Period and (b) to the extent any filing by, or on behalf of, any party (donor, donee, transferor or transferee) shall be required to be made with respect to such receipt or such transfer pursuant to Section 16(a) of the Exchange Act, such filing shall clearly indicate in the footnotes thereto that such receipt or transfer is being made pursuant to the circumstances described in this clause; (G) transfers of shares of Lock-Up Securities pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction involving certain change of control events that is open to all holders of our capital stock and has been approved by our board of directors (including, without limitation, entering into any lock-up, voting or similar agreement pursuant to which the signatory may agree to transfer, sell, tender or otherwise dispose of the signatory’s securities in connection with any such transaction, or vote securities in favor of any such transaction); provided that in the event that such third party tender offer, merger, consolidation or other such similar transaction is not completed, the Lock-Up Securities owned by the signatory shall remain subject to the restrictions contained in the lock-up agreement for the duration of the Lock-Up Period; and (H) transfers of Lock-Up Securities in connection with the Offering Reorganization Transactions as described in this prospectus; provided that (i) such shares of Common Stock received in the Offering Reorganization Transactions shall be subject to the terms of the lock-up agreement for the duration of the Lock-Up Period and (ii) (a) to the extent any filing by, or on behalf of, any party (donor, donee, transferor or transferee) shall be required to be made with respect to such receipt or such transfer pursuant to Section 16(a) of the Exchange Act, such filing shall clearly indicate in the footnotes thereto that such receipt or transfer is being made pursuant to the circumstances described in this clause, and (b) no other public announcement or filing shall be required or shall be voluntarily made with respect to such receipt or such transfer during the Lock-Up Period.

Listing

We have applied to have our Common Stock listed on the New York Stock Exchange (the “NYSE”) under the symbol “INGM,” and we expect that the shares will be approved for listing on the NYSE under such symbol.

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Before this offering, there has been no public market for our Common Stock. The initial public offering price will be determined through negotiations among us, the selling stockholder and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	The recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

•	The present state of our development, results of operations and our current financial condition.

•	The history of, and prospects for, the industry in which we compete.

•	The ability of our management.

•	The prospects for our future earnings.

•	The general condition of the securities markets at the time of this offering.

•

Our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to the market valuation of companies in related businesses.

We cannot assure you that the initial public offering price will correspond to the price at which our Common Stock will trade in the public market subsequent to this offering or that an active trading market for our Common Stock will develop and continue after this offering.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering, the underwriters may purchase and sell shares of Common Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Common Stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Common Stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or delaying a decline in the market price of our Common Stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Common Stock. As a result, the price of our Common Stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, the NYSE, in the over-the-counter market or otherwise.

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Neither we, the selling stockholder nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we, the selling stockholder nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and associates may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their consumers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Furthermore, Morgan Stanley Bank, N.A., an affiliate of Morgan Stanley & Co. LLC, and JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, each an underwriter of this offering, are lenders, issuing banks and joint lead arrangers and bookrunners under our ABL Credit Agreement and are lenders and joint lead arrangers and bookrunners under our Term Loan Credit Agreement, and accordingly have received and are entitled to receive fees and expenses in connection therewith. In addition, JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, an underwriter of this offering, serves as the swingline lender, administrative agent and collateral agent under our ABL Credit Agreement and as administrative agent and collateral agent under our Term Loan Credit Agreement, and accordingly has received and is entitled to fees and expenses in connection therewith. In addition, affiliates of certain of the underwriters may also be holders of our other debt. In addition, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC also acted as initial purchasers and joint book-running managers of our 2029 Notes and may have received customary fees in connection therewith. Affiliates of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC also served as financial advisors to the Company with respect to the Imola Mergers and the CLS Sale, and have received and may receive in the future customary fees and expenses in connection therewith.

In addition, on or about November 6, 2023, JPMorgan Chase Bank, N.A. held approximately $7,739,000 of term loans outstanding under the Term Loan Credit Facility (which is approximately 0.55% of the outstanding

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borrowings thereunder). As a result of the foregoing, in the event we repay a portion of the outstanding borrowings under the Term Loan Credit Facility with the net proceeds of this offering as further described under “Use of Proceeds”, then neither JPMorgan Chase Bank, N.A. nor any of the other underwriters will have a “conflict of interest” with us within the meaning of Rule 5121, as administered by FINRA, as none of the underwriters are expected to receive more than 5% of the proceeds of this offering. See “Description of Material Indebtedness” and “Use of Proceeds.”

In addition, following the primary closing of the CLS Sale, we used a portion of the proceeds therefrom to repay all of the outstanding borrowings under the ABL Term Loan Facility. See “Summary—CLS Sale” and “Underwriting.” Morgan Stanley Bank, N.A., an affiliate of Morgan Stanley & Co. LLC, and JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, each an underwriter of this offering, are lenders, agents and joint lead arrangers and bookrunners under the ABL Term Loan Facility. As a result of the use of proceeds from the CLS Sale, such affiliates of the underwriters received a portion of the proceeds from the CLS Sale. See “Summary—CLS Sale” and “Description of Material Indebtedness.”

Selling Restrictions

European Economic Area

This prospectus is not a prospectus for the purposes of the Prospectus Regulation (as defined below). This prospectus has been prepared on the basis that any offer of shares in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish or supplement a prospectus for such offer. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

No shares have been offered or will be offered pursuant to the offering to the public in any Member State of the EEA prior to the publication of a prospectus in relation to the shares other than:

•	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares.

Prohibition of Sales to United Kingdom Investors

In the United Kingdom, this prospectus is not a prospectus for the purposes of the UK version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of UK law by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”). This prospectus has been prepared on the basis that any offer of shares in the United Kingdom will be made pursuant

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to an exemption under the UK Prospectus Regulation from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in the United Kingdom of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish or supplement a prospectus for such offer.

Notice to Prospective Investors in the United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

•	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

•	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (the “FSMA”),

provided that no such offer of the shares shall require us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the shares may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

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Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, shares of our Common Stock were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Common Stock, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where shares of our Common Stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of our Common Stock pursuant to an offer made under Section 275 of the SFA, except:

•	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares of our Common Stock, we have determined, and hereby notify, all relevant persons (as defined in Section 309A(1) of the SFA), that shares of our Common Stock are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus

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does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of our common stock may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our Common Stock without disclosure to investors under Chapter 6D of the Corporations Act.

The Common Stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The Common Stock to which this prospectus relates may be illiquid or subject to restrictions on its resale. Prospective purchasers of the Common Stock offered should conduct their own due diligence on the Common Stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Switzerland

The shares of Common Stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the shares of Common Stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of the shares of Common Stock will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the shares of Common Stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). Accordingly, no public distribution, offering or advertising, as defined in the CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in the CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares of our Common Stock.

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LEGAL MATTERS

Certain legal matters with respect to the legality of the issuance of the shares of Common Stock offered by us by this prospectus will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York. The underwriters are being represented by Cahill Gordon & Reindel LLP, in connection with the offering.

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EXPERTS

The financial statements of Ingram Micro Inc. (Predecessor) for the period from January 3, 2021 to July 2, 2021 and for the year ended January 2, 2021 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s restatement of its financial statements as described in Note 3 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Ingram Micro Holding Corporation (Successor) as of December 31, 2022 and January 1, 2022 and for the year ended December 31, 2022 and the period from July 3, 2021 to January 1, 2022 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s restatement of its financial statements as described in Note 3 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith, certain portions of which are omitted as permitted by the rules and regulations of the SEC. For further information with respect to us and our Common Stock offered hereby, please refer to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

Following the completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, we will file periodic reports, proxy statements and other information with the SEC. Our filings with the SEC will be available to the public on the SEC’s website at http://www.sec.gov. Those filings will also be available to the public on, or accessible through, our website (www.ingrammicro.com) under the heading “Investor Relations.” The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.

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INDEX TO FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm (Successor)	F-2
Report of Independent Registered Public Accounting Firm (Predecessor)	F-4
Consolidated Balance Sheets as of December 31, 2022 (Successor) and January 1, 2022 (Successor)	F-5

Consolidated Statements of Income for the fiscal year ended December  31, 2022 (Successor), the period from July 3, 2021 to January 1, 2022 (Successor), the period from January 3, 2021 to July 2, 2021 (Predecessor) and for the fiscal year ended January 2, 2021 (Predecessor)

F-6

Consolidated Statements of Comprehensive Income for the fiscal year ended December 31, 2022 (Successor), the period from July 3, 2021 to January 1, 2022 (Successor), the period from January 3, 2021 to July 2, 2021 (Predecessor) and for the fiscal year ended January 2, 2021 (Predecessor)

F-7

Consolidated Statements of Stockholders’ Equity for the fiscal year ended December 31, 2022 (Successor), the period from July 3, 2021 to January 1, 2022 (Successor), the period from January 3, 2021 to July 2, 2021 (Predecessor) and for the fiscal year ended January 2, 2021 (Predecessor)

F-8

Consolidated Statements of Cash Flows for the fiscal year ended December 31, 2022 (Successor), the period from July 3, 2021 to January 1, 2022 (Successor), the period from January 3, 2021 to July 2, 2021 (Predecessor) and for the fiscal year ended January 2, 2021 (Predecessor)

F-9
Notes to Consolidated Financial Statements	F-11
Schedules to the Audited Consolidated Financial Statements
Schedule II – Valuation and Qualifying Accounts	F-59
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of September 30, 2023 (Successor) and December 31, 2022 (Successor)	F-60
Condensed Consolidated Statements of Income for the thirty-nine weeks ended September 30, 2023 (Successor) and October 1, 2022 (Successor)	F-61
Condensed Consolidated Statements of Comprehensive Income for the thirty-nine weeks ended September 30, 2023 (Successor) and October 1, 2022 (Successor)	F-62
Condensed Consolidated Statements of Stockholders’ Equity for the thirty-nine weeks ended September 30, 2023 (Successor) and October 1, 2022 (Successor)	F-63
Condensed Consolidated Statements of Cash Flows for the thirty-nine weeks ended September 30, 2023 (Successor) and October 1, 2022 (Successor)	F-64
Notes to Unaudited Condensed Consolidated Financial Statements	F-66

F-1

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Ingram Micro Holding Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ingram Micro Holding Corporation and its subsidiaries (Successor) (the “Company”) as of December 31, 2022 and January 1, 2022, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for the year ended December 31, 2022 and for the period from July 3, 2021 to January 1, 2022, including the related notes and schedule of valuation and qualifying accounts for the year ended December 31, 2022 and for the period from July 3, 2021 to January 1, 2022 listed in the index appearing on page F-1 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and January 1, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022 and for the period from July 3, 2021 to January 1, 2022 in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statements

As discussed in Note 3 to the consolidated financial statements, the Company has restated its 2022 and 2021 financial statements to correct errors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

F-2

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Distribution Services Revenue Recognition

As described in Note 2 to the consolidated financial statements, the Company’s net sales was $50,824 million for the year ended December 31, 2022, of which a significant portion relates to distribution services revenue. In a distribution services model, the Company buys, holds title to, and sells technology products and provides services to resellers, referred to subsequently as customers, while also providing resellers with multi-vendor solutions, integration services, electronic commerce tools, marketing, financing, training and enablement, technical support, and inventory management. Revenue is recognized when the control of products is transferred to customers, which generally happens at the point of shipment or point of delivery.

The principal consideration for our determination that performing procedures relating to distribution services revenue recognition is a critical audit matter is a high degree of auditor effort in performing procedures related to distribution services revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, evaluating, on a test basis, revenue recognized for distribution services transactions by obtaining and inspecting customer contracts, invoices, purchase orders, shipping documentation, cash receipts, and trade accounts receivable confirmations from customers, where applicable.

/s/ PricewaterhouseCoopers LLP

Irvine, California

March 8, 2023, except for the effects of the restatement discussed in Note 3 to the consolidated financial statements, as to which the date is September 15, 2023

We have served as the Company’s auditor since at least 1994. We have not been able to determine the specific year we began serving as auditor of the Company.

F-3

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Ingram Micro Holding Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of income, comprehensive income, stockholders’ equity and cash flows of Ingram Micro Inc. and its subsidiaries (Predecessor) (the “Company”) for the period from January 3, 2021 to July 2, 2021 and for the year ended January 2, 2021, including the related notes and schedule of valuation and qualifying accounts for the period from January 3, 2021 to July 2, 2021 and for the year ended January 2, 2021 listed in the index appearing on page F-1 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the period from January 3, 2021 to July 2, 2021 and for the year ended January 2, 2021 in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statements

As discussed in Note 3 to the consolidated financial statements, the Company has restated its 2021 and 2020 financial statements to correct errors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Irvine, California

April 12, 2022, except for the additional entity-wide disclosure of net sales by product category included in Note 12 to the consolidated financial statements, as to which the date is September 19, 2022, and except for the effects of the restatement discussed in Note 3 to the consolidated financial statements, as to which the date is September 15, 2023

We have served as the Company’s auditor since at least 1994. We have not been able to determine the specific year we began serving as auditor of the Company.

F-4

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except par value and share data)

	Successor	Successor
	January 1, 2022	December 31, 2022
	Restated	Restated
ASSETS
Current assets:
Cash and cash equivalents	$1,227,879	$1,320,137
Trade accounts receivable (less allowances of $143,311 and $140,328, respectively)	8,521,032	8,892,419
Inventory	5,287,191	5,357,929
Other current assets	677,233	830,357
Assets held for sale	964,949	—

Total current assets	16,678,284	16,400,842
Property and equipment, net	391,140	349,450
Operating lease right-of-use assets	342,498	372,648
Goodwill	864,857	844,736
Intangible assets, net	1,076,224	957,471
Other assets	444,711	401,323

Total assets	$19,797,714	$19,326,470

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$9,811,294	$9,958,081
Accrued expenses	1,490,835	1,284,773
Short-term debt and current maturities of long-term debt	179,332	200,327
Short-term operating lease liabilities	95,690	88,258
Liabilities held for sale	407,511	—

Total current liabilities	11,984,662	11,531,439
Long-term debt, less current maturities	4,640,888	4,174,027
Long-term operating lease liabilities, net of current portion	240,865	322,671
Other liabilities	237,870	240,265

Total liabilities	17,104,285	16,268,402

Commitments and contingencies (Note 10)
Stockholders’ equity:
Class A Common Stock, par value $0.01, 30,000 shares authorized at January 1, 2022 and December 31, 2022, and 26,380 and 26,382 shares issued and outstanding at January 1, 2022 and December 31, 2022, respectively	—	—
Class B Common Stock, par value $0.01, 300 shares authorized at January 1, 2022 and December 31, 2022, and 198 shares issued and outstanding at January 1, 2022 and December 31, 2022	—	—
Additional paid-in capital	2,658,000	2,658,000
Retained earnings	96,734	737,526
Accumulated other comprehensive loss	(61,305)	(337,458)

Total stockholders’ equity	2,693,429	3,058,068

Total liabilities and stockholders’ equity	$19,797,714	$19,326,470

See accompanying notes to these consolidated financial statements.

F-5

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except per share data)

	Predecessor	Predecessor	Successor	Successor
	Fiscal Year Ended	Period from January 3, 2021 to July 2, 2021	Period from July 3, 2021 to January 1, 2022	Fiscal Year Ended
	2020			2022
Net sales	$49,120,453	$26,406,869	$28,048,703	$50,824,490
Cost of sales	45,510,256	24,419,489	25,925,610	47,131,098

Gross profit	3,610,197	1,987,380	2,123,093	3,693,392

Operating expenses (income):
Selling, general and administrative	2,719,875	1,459,566	1,685,001	2,726,372
Merger-related costs	—	2,314	114,332	1,910
Gain on CLS Sale	—	—	—	(2,283,820)

Total operating expenses	2,719,875	1,461,880	1,799,333	444,462

Income from operations	890,322	525,500	323,760	3,248,930

Other (income) expense:
Interest income	(22,773)	(11,744)	(6,306)	(22,911)
Interest expense	86,693	44,281	183,208	320,230
Net foreign currency exchange (gain) loss	(9,001)	1,419	17,473	69,597
Other (income) expense	(2,263)	(13,410)	12,628	67,473

Total other (income) expense	52,656	20,546	207,003	434,389

Income before income taxes	837,666	504,954	116,757	2,814,541
Provision for income taxes	197,195	126,479	20,023	420,052

Net income	$640,471	$378,475	$96,734	$2,394,489

Basic and diluted earnings per share for Class A and Class B shares	$—	$—	$3,654	$90,086

Basic and diluted earnings per share for Common Stock	$6,404,710	$3,784,750	$—	$—

See accompanying notes to these consolidated financial statements.

F-6

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	Predecessor	Predecessor	Successor	Successor
	Fiscal Year Ended	Period from January 3, 2021 to July 2, 2021	Period from July 3, 2021 to January 1, 2022	Fiscal Year Ended
	2020			2022
Net income	$640,471	$378,475	$96,734	$2,394,489

Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	55,073	(17,749)	(61,305)	(270,685)
Other	—	—	—	(5,468)

Other comprehensive income (loss), net of tax	55,073	(17,749)	(61,305)	(276,153)

Comprehensive income	$695,544	$360,726	$35,429	$2,118,336

See accompanying notes to these consolidated financial statements.

F-7

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Amounts in thousands, except share data)

	Class A Common Stock		Class B Common Stock		Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Amount	Shares	Amount	Shares	Amount
December 28, 2019 (Predecessor)	—	$—	—	$—	100	$—	$772,097	$4,145,473	$(240,307)	$4,677,263
Dividends paid	—	—	—	—	—	—	—	(359,938)	—	(359,938)
Comprehensive income	—	—	—	—	—	—	—	640,471	55,073	695,544
Cumulative effect of adoption of ASC 326	—	—	—	—	—	—	—	(12,934)	—	(12,934)
Equity contribution from Former Parent of Ingram Micro Inc.	—	—	—	—	—	—	11,753	—	—	11,753

January 2, 2021 (Predecessor)	—	—	—	—	100	—	783,850	4,413,072	(185,234)	5,011,688
Dividends paid	—	—	—	—	—	—	—	(215,182)	—	(215,182)
Comprehensive income	—	—	—	—	—	—	—	378,475	(17,749)	360,726
Equity contribution from Former Parent of Ingram Micro Inc.	—	—	—	—	—	—	3,913	—	—	3,913

Balance at July 2, 2021 (Predecessor)	—	$—	—	$—	100	$—	$787,763	$4,576,365	$(202,983)	$5,161,145

Balance at July 3, 2021 (Successor)	26,380	$—	—	$—	—	$—	$—	$—	$—	$—
Comprehensive income	—	—	—	—	—	—	—	96,734	(61,305)	35,429
Issuance of Class B shares	—	—	198	—	—	—	20,000	—	—	20,000
Equity contribution from Platinum	—	—	—	—	—	—	2,638,000	—	—	2,638,000

Balance at January 1, 2022 (Successor)	26,380	$—	198	$—	—	$—	$2,658,000	$96,734	$(61,305)	$2,693,429
Dividends paid	—	—	—	—	—	—	—	(1,753,697)	—	(1,753,697)
Comprehensive income	—	—	—	—	—	—	—	2,394,489	(270,685)	2,123,804
Issuance of Class A shares	2	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	(5,468)	(5,468)

Balance at December 31, 2022 (Successor)	26,382	$—	198	$—	—	$—	$2,658,000	$737,526	$(337,458)	$3,058,068

See accompanying notes to these consolidated financial statements.

F-8

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Predecessor	Predecessor	Successor	Successor
	Fiscal Year Ended	Period from January 3, 2021 to July 2, 2021	Period from July 3, 2021 to January 1, 2022	Fiscal Year Ended
	2020			2022
	Restated	Restated	Restated	Restated
Cash flows from operating activities:
Net income	$640,471	$378,475	$96,734	$2,394,489
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	194,541	99,542	137,484	197,111
(Gain) loss on marketable securities, net	(7,215)	(6,606)	(2,686)	14,340
(Gain) loss on sale of property and equipment	(1,700)	417	380	3,435
Gain on CLS Sale	—	—	—	(2,283,820)
Gain on sale leaseback of German warehouse	—	—	—	(7,050)
Revaluation of other consideration for acquisitions	1,329	—	76,144	3,538
Noncash charges for interest and bond discount amortization	2,668	1,326	37,433	33,419
Loss on repayment of ABL Term Loan	—	—	—	10,724
Amortization of operating lease asset	151,103	78,628	75,432	101,263
Deferred income taxes	7,841	2,754	(116,237)	16,573
Unrealized gain on foreign exchange	(15,607)	(69,329)	(55,104)	(143,335)
Changes in operating assets and liabilities, net of effects of acquisitions:
Trade accounts receivable	(522,284)	893,132	(1,620,221)	(700,007)
Inventory	(376,193)	(209,276)	(566,127)	(210,215)
Other assets	(8,010)	(24,720)	(32,822)	(159,386)
Accounts payable	1,267,950	(1,266,524)	1,763,852	461,108
Change in book overdrafts	38,286	(222,776)	237,698	10,411
Operating lease liabilities	12,571	(55,494)	(11,835)	(63,799)
Accrued expenses	105,421	(213,613)	211,638	(39,908)

Cash provided by (used by) operating activities	1,491,172	(614,064)	231,763	(361,109)

Cash flows from investing activities:
Capital expenditures	(135,125)	(63,160)	(86,584)	(135,785)
Proceeds from deferred purchase price of factored receivables	116,879	50,429	60,304	145,003
Sale (purchase) of marketable securities, net	868	(4,110)	195	148
Proceeds from sale of property and equipment	4,332	743	529	1,981
Proceeds from CLS Sale, net of cash sold	—	—	—	2,977,825
Proceeds from sale leaseback of German warehouse	—	—	—	43,691
Acquisitions, net of cash acquired	(25,169)	(14,625)	(4,303)	(4,095)
Cash paid for share capital of Ingram Micro	—	—	(8,044,012)	—
Cash received in Imola Mergers	—	—	351,632	—

Cash (used by) provided by investing activities	(38,215)	(30,723)	(7,722,239)	3,028,768

F-9

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

	Predecessor	Predecessor	Successor	Successor
	Fiscal Year Ended	Period from January 3, 2021 to July 2, 2021	Period from July 3, 2021 to January 1, 2022	Fiscal Year Ended
	2020			2022
	Restated	Restated	Restated	Restated
Cash flows from financing activities:
Payment of contingent consideration related to Imola Mergers	—	—	—	(250,000)
Other consideration for acquisitions	(124)	(2,967)	—	(7,048)
Dividends paid to stockholders	(359,938)	(215,182)	—	(1,753,697)
Change in unremitted cash collections from servicing factored receivables	19,946	(13,656)	(1,985)	17,831
Issuance of Class B shares	—	—	20,000	—
Equity contribution by Platinum	—	—	2,638,000	—
Net proceeds from debt issued in Imola Mergers	—	—	5,550,086	—
Repayment of term loans	—	—	(12,500)	(517,500)
Gross proceeds from other debt	57,725	24,097	45,987	50,116
Gross repayments of other debt	(56,309)	(10,748)	(20,166)	(94,300)
Net (repayments) proceeds from revolving and other credit facilities	(478,829)	1,016,844	(961,568)	89,285

Cash (used by) provided by financing activities	(817,529)	798,388	7,257,854	(2,465,313)

Effect of exchange rate changes on cash and cash equivalents	102,644	(10,415)	(68,849)	(133,817)
Cash and cash equivalents classified within held for sale	—	—	(23,729)	23,729

Increase (decrease) in cash and cash equivalents	738,072	143,186	(325,200)	92,258
Cash and cash equivalents, beginning of year	671,821	1,409,893	1,553,079	1,227,879

Cash and cash equivalents, end of year	$1,409,893	$1,553,079	$1,227,879	$1,320,137

Supplemental disclosures of cash flow information:
Cash payments during the year:
Interest	$73,528	$18,074	$174,389	$320,025
Income taxes	$135,595	$94,590	$90,490	$442,564

Supplemental disclosure of non-cash investing and financing information:
Contingent consideration related to Imola Mergers	$—	$—	$250,000	$—
Contribution from Former Parent of Ingram Micro Inc.	$11,753	$3,913	$—	$—
Proceeds not yet received from CLS sale	$—	$—	$—	$23,997
Amounts obtained as a beneficial interest in exchange for transferring trade receivables in factoring arrangements	$110,936	$47,232	$69,288	$147,882

See accompanying notes to these consolidated financial statements.

F-10

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

Note 1 — Organization and Basis of Presentation

Ingram Micro Holding Corporation and its subsidiaries (“Ingram Micro”) are primarily engaged in the distribution of information technology (“IT”) products, cloud and other services worldwide. Ingram Micro operates in North America; Europe, Middle East and Africa (“EMEA”); Asia-Pacific; and Latin America. Unless the context otherwise requires, the use of the terms “Ingram Micro,” “we,” “us” and “our” in these notes to the consolidated financial statements refers to Ingram Micro Holding Corporation together with its consolidated subsidiaries in the Successor Period as described herein and Ingram Micro Inc. together with its consolidated subsidiaries in the Predecessor Periods as described herein. The use of the term “Platinum” means Platinum Equity, LLC together with its affiliated investment vehicles.

Platinum formed Ingram Micro Holding Corporation on September 28, 2020, and on December 9, 2020, Imola Acquisition Corporation, an investment vehicle of certain private investment funds sponsored and ultimately controlled by Platinum, entered into a definitive agreement with HNA Technology Co., Ltd. (“HNA Tech” or “Former Parent of Ingram Micro Inc.”) to acquire 100% of the share capital of Ingram Micro Inc. The acquisition was consummated on July 2, 2021 (“Acquisition Closing Date”). As part of the acquisition, Imola Merger Corporation (“Escrow Issuer”) merged with and into GCL Investment Management Inc., an affiliate of HNA Tech, which immediately thereafter merged with and into GCL Investment Holdings, Inc., which subsequently and immediately then merged with and into Ingram Micro Inc., with Ingram Micro Inc. as the surviving entity (collectively, the “Imola Mergers”).

The accompanying consolidated financial statements present separately the balance sheets, results of operations, cash flows and changes in equity for Ingram Micro on a “Successor” basis, reflecting ownership by Platinum since July 3, 2021, and on a “Predecessor” basis, reflecting ownership of Ingram Micro Inc. by HNA Tech from the fiscal years ended January 2, 2021 and the period from January 3, 2021 to July 2, 2021. The financial information of Ingram Micro has been separated by a line on the face of the respective consolidated financial statements to distinguish the Successor and Predecessor periods. These consolidated financial statements have been prepared by us pursuant to accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Sale of a Substantial Portion of our Commerce & Lifecycle Services (“CLS”) Business

On December 6, 2021, we entered into a Purchase Agreement with CMA CGM Group to sell a substantial portion of our CLS businesses (“CLS Sale”), which comprises our other services offerings defined as “Other” herein. The sale included Shipwire and the e-commerce and other forward logistics businesses in North America, Europe, Latin America and Asia-Pacific at an initial cash purchase price of $3,000,000 subject to certain adjustments. On April 4, 2022, we completed the main closing of the sale of most of our CLS business in Europe, U.S., Canada, Peru, Colombia, Chile, and Argentina. We also closed the sale of our CLS businesses in Australia, India, Mexico and Costa Rica at the end of April 2022, New Zealand at the end of June 2022, and China in November 2022. The proceeds from the China sale are expected to be paid on or before the end of March 2023. The deferred closings of the CLS Sale were completed between the primary closing date and November 16, 2022. As a result of the CLS Sale, we recorded a gain of $2,283,820 during the Fiscal Year Ended December 31, 2022 (as defined below), which had an income tax provision of $246,450, or an effective tax rate of 10.8 percentage points. The CLS Sale effective tax rate is lower than statutory rates primarily due to the gain on sale of European subsidiaries being tax exempt due to the participation exemption in Europe.

F-11

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

Note 2 — Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include the accounts of Ingram Micro Holding Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year

Our fiscal year is a 52- or 53-week period ending on the Saturday nearest to December 31.

Predecessor Period

The fiscal year ended January 2, 2021 (53 weeks) and the period from January 3, 2021 to July 2, 2021 reflects the historical cost basis of accounting of Ingram Micro that existed prior to the acquisition by Platinum. These periods are referred to as the “Fiscal Year Ended 2020 (Predecessor)” and the “Period from January 3, 2021 to July 2, 2021 (Predecessor)”, respectively, and collectively referred to as the “Predecessor Period.”

Successor Period

The period from July 3, 2021 to January 1, 2022 and the fiscal year ended December 31, 2022 are referred to as the “Period from July 3, 2021 to January 1, 2022 (Successor)” and the “Fiscal Year Ended 2022 (Successor)”, respectively, and collectively referred to as the “Successor Periods”. Certain costs incurred by the Successor entity prior to the Acquisition Closing Date are reflected in the Period from July 3, 2021 to January 1, 2022 (Successor).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the financial statement date, and reported amounts of revenue and expenses during the reporting period. We review our estimates and assumptions on an on-going basis. Significant estimates primarily relate to the realizable value of accounts receivable, vendor programs, inventory, goodwill, intangible and other long-lived assets, income taxes, the contingent consideration provided in the Imola Mergers, and contingencies and litigation. Actual results could differ significantly from these estimates.

Revenue Recognition

Revenue Streams

In our distribution services model, we buy, hold title to, and sell technology products and provide services to resellers, referred to subsequently as our customer, while also providing resellers with multi-vendor solutions, integration services, electronic commerce tools, marketing, financing, training and enablement, technical support, and inventory management. In both Technology Solutions, which is comprised of Commercial & Consumer and Advanced Solutions, and Cloud, we generally sell products and services to our customers (resellers) based on purchase orders instead of long-term contracts. Our agreements are generally not subject to minimum purchase requirements. Our customers place purchase orders with us for each transaction. Generally, our customers may cancel, delay or modify their purchase orders. In order to set up an account to trade with us, our customers generally have to accept our standard terms and conditions of sale which, together with the purchase order, form a binding contract on each individual order to which the purchase order applies. Our pricing varies greatly and

F-12

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

depends on many factors including costs, competitive pressure, availability of inventory, seasonality and vendor promotional programs, among others. We may offer early payment discounts or volume incentive rebates to our customers. The customer contracts relating to our Other services generally provide for an initial term of three to five years, subject to extension by the mutual agreement of the parties, allow for termination for convenience by either party after the second year and the pricing is fixed by discrete type of service and typically varies depending on the volume of the relevant services. We do not believe any contract related to our Other services has a material impact on our business or financial condition. Products are delivered via shipment from our facilities, drop-shipment directly from the vendor, or by electronic delivery of keys for software products. We recognize revenue when the control of products is transferred to our customers, which generally happens at the point of shipment or point of delivery.

Any supplemental distribution services we provide are typically recognized over time as the services are performed. Service contracts may be based on a fixed price or on a fixed unit-price per transaction or other objective measure of output. Additionally, we offer services related to our supply chain management and CloudBlue platform. Our fee-based commerce and supply chain services are billed and recognized on a per-item service fee arrangement at the point when the service is provided. Our CloudBlue platform generates revenue through licensing the right to use the intellectual property (on-premise license), which is recognized at a point in time, providing the right to access (platform as a service), which is recognized over time across the term of the contract, or through our cloud marketplace, which is recognized in the amount of the net fee associated with serving as an agent when the services are provided. Service revenues represented less than 10% of total net sales for the Fiscal Year Ended 2020 (Predecessor), the Period from January 3, 2021 to July 2, 2021 (Predecessor), the Period from July 3, 2021 to January 1, 2022 (Successor), and the Fiscal Year Ended 2022 (Successor). Related contract liabilities were not material for the periods presented.

Agency Services

We have contracts with certain customers where our performance obligation is to arrange for the products or services to be provided by another party. In these arrangements, as we assume an agency relationship in the transaction, revenue is recognized in the amount of the net fee associated with serving as an agent when the services are completed. These arrangements primarily relate to certain fulfillment contracts, as well as sales of certain software products, and extended vendor services, such as vendor warranties.

Variable Consideration

We, under specific conditions, permit our customers to return or exchange products. The provision for estimated sales returns is recorded concurrently with the recognition of revenue. A liability is recorded within accrued expenses on the Consolidated Balance Sheets for estimated product returns based upon historical experience and an asset is recorded within Inventory on the Consolidated Balance Sheets for the amount expected to be recorded for inventory upon product return.

We also provide volume discounts, early payment discounts, and other discounts to certain customers which are considered variable consideration. A provision for such discounts is recorded as a reduction of revenue at the time of sale based on an evaluation of the contract terms and historical experience.

Practical Expedients

We account for shipping and handling activities that occur after the customer has obtained control of a good as fulfillment activities rather than a promised service. Accordingly, we accrue all fulfillment costs related to the shipping and handling of goods at the time of shipment. Additionally, we exclude the amount of certain taxes collected concurrent with revenue-producing activities from revenue.

F-13

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

We disaggregate revenue by geography, which we believe provides a meaningful depiction of the nature of our revenue (see Note 12, “Segment Information”).

Vendor Programs

Funds received from vendors for price protection, product rebates, promotions and marketing, infrastructure reimbursement and meet-competition programs are recorded as adjustments to product costs, revenue, or selling, general and administrative (“SG&A”) expenses, according to the nature of the program. Some of these programs may extend over multiple reporting periods. We accrue rebates or other vendor incentives as earned based on sales of qualifying products or as services are provided in accordance with the terms of the related program.

We sell products purchased from many vendors, but generated approximately 15%, 15%, 12% and 15% of our consolidated net sales in the Predecessor Periods Fiscal Year Ended 2020 and from January 3, 2021 to July 2, 2021 and the Successor Periods from July 3, 2021 to January 1, 2022 and Fiscal Year Ended 2022, respectively, from products purchased from Apple Inc. Additionally, we generated approximately 12%, 11%, 10% and 10% of our consolidated net sales in Predecessor Periods Fiscal Year Ended 2020 and from January 3, 2021 to July 2, 2021 and the Successor Periods from July 3, 2021 to January 1, 2022 and Fiscal Year Ended 2022, respectively, from products purchased from HP Inc. There were no other vendors whose products represented 10% or more of our net sales for the aforementioned periods.

Warranties

Our suppliers generally warrant the products distributed by us and allow returns of defective products, including those that have been returned to us by our customers. We generally do not independently warrant the products we distribute; however, local laws might impose warranty obligations upon distributors (such as in the case of supplier liquidation). We are obligated to provide warranty protection for sales of certain IT products within the European Union (“EU”) for up to two years as required under the EU directive where vendors have not affirmatively agreed to provide pass-through protection. In addition, we warrant the services we provide, products that we build-to-order from components purchased from other sources, and our own branded products. Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience. Warranty expense and the related obligations are not material to our consolidated financial statements.

Foreign Currency Translation and Remeasurement

Financial statements of our foreign subsidiaries, for which the functional currency is the local currency, are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and an average exchange rate for each period for statement of income items. Translation adjustments are recorded in accumulated other comprehensive loss, a component of stockholders’ equity. The functional currency of certain operations within our EMEA, Asia-Pacific, and Latin America regions is the U.S. dollar; accordingly, the monetary assets and liabilities of these subsidiaries are remeasured into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenues, expenses, gains or losses are remeasured at the average exchange rate for the period. The remeasurement gains and losses of these operations as well as gains and losses from foreign currency transactions are included in the Consolidated Statements of Income.

F-14

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. We had $6,556 and $10,349 of cash equivalents as of January 1, 2022 and December 31, 2022, respectively.

Book overdrafts of $435,451 and $443,687 as of January 1, 2022 and December 31, 2022, respectively, represent checks issued on disbursement bank accounts but not yet paid by such banks. These amounts are classified as accounts payable in our Consolidated Balance Sheets. We typically fund these overdrafts through normal collections of funds or transfers from other bank balances at other financial institutions. Under the terms of our facilities with the banks, the respective financial institutions are not legally obligated to honor the book overdraft balances as of January 1, 2022 and December 31, 2022, nor any balance on any given date.

Trade Accounts Receivable

We maintain an allowance for doubtful accounts receivable for expected losses in accordance with Accounting Standards Codification (“ASC”) 326, Financial Instruments — Credit Losses. In estimating the required allowance, we take into consideration the overall quality and aging of the receivable portfolio, the large number of customers and their dispersion across wide geographic areas, the existence of credit insurance where applicable, specifically identified customer risks, historical write-off experience and the current economic environment, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers.

Factoring Programs

We have several uncommitted factoring programs under which trade accounts receivable of several customers may be sold, without recourse, to financial institutions. Available capacity under these programs is dependent on the level of our trade accounts receivable eligible to be sold into these programs and the financial institutions’ willingness to purchase such receivables. The receivables under these factoring programs are sold at face value and are excluded from our Condensed Consolidated Balance Sheets. We account for these transactions as sales of receivables because control of the underlying asset is transferred and subsequent to the date of transfer, we typically do not have any continuing involvement in the transferred asset, except as discussed below.

For certain of our factoring programs in EMEA, there is a deferred purchase price (“DPP”) which is paid to us at a later time once the customer pays the factored invoices. Subsequent to the sale, the DPP represents a beneficial interest in the transferred trade accounts receivable and is disclosed as a non-cash investing activity in our Consolidated Statements of Cash Flows. Accordingly, cash proceeds from the payments of DPPs are presented as investing activities in our Consolidated Statements of Cash Flows. At January 1, 2022 and December 31, 2022, there were $40,041 and $39,637, respectively, of DPP within other current assets on our Consolidated Balance Sheets. In arrangements where we collect the customer payments on behalf of the factor, the net cash flows related to these collections are reported as financing activities in the Consolidated Statements of Cash Flows. At January 1, 2022 and December 31, 2022, we recorded unremitted cash within accrued expenses and other of $15,865 and $33,772, respectively.

We also have two factoring programs in EMEA that did not meet the criteria for derecognition and sale accounting under ASC 860 and therefore are accounted for as debt. At January 1, 2022 and December 31, 2022, we had $47,545 and $57,256, respectively, recorded within short-term debt and current maturities of long-term debt on our Consolidated Balance Sheets.

At January 1, 2022 and December 31, 2022 we had a total of $527,936 and $698,903, respectively, of trade accounts receivable sold to and held by financial institutions under these programs. Factoring fees of $5,453,

F-15

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

$2,242, $2,541 and $16,075 were incurred in the Predecessor Periods Fiscal Year Ended 2020 and from January 3, 2021 to July 2, 2021 and the Successor Periods from July 3, 2021 to January 1, 2022 and Fiscal Year Ended 2022, respectively, related to the sale of trade accounts receivable under the facilities and are included in “other (income) expense” in the other (income) expense section of our Consolidated Statements of Income.

Inventory

Our inventory consists of finished goods purchased from various vendors for resale. We value our inventory at the lower of its cost or net realizable value, cost being determined on a moving average cost basis, which approximates the first-in, first out method. We write down our inventory for estimated excess or obsolescence equal to the difference between the cost of inventory and the net realizable value based upon an aging analysis of the inventory on hand, specifically known inventory-related risks (such as technological obsolescence and the nature of vendor terms surrounding price protection and product returns), foreign currency fluctuations for foreign-sourced products, and assumptions about future demand. Market conditions or changes in terms and conditions by our vendors that are less favorable than those projected by management may require additional inventory write-downs, which could have an adverse effect on our consolidated financial results. Inventory is determined from the price we pay vendors, including freight and duties; we do not include labor, overhead, or other general or administrative costs in our inventory.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives noted below. We also capitalize computer software costs that meet both the definition of internal-use software and defined criteria for capitalization. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life.

Depreciable lives of property and equipment are as follows:

Buildings	30-40 years
Leasehold improvements	Shorter of the lease term or 3-17 years
Distribution equipment	5-10 years
Computer equipment and software	4-10 years

Maintenance, repairs, and minor renewals are charged to expense as incurred. Additions, major renewals, and betterments to property and equipment are capitalized.

Operating Leases

All of our leased physical properties are operating leases and we recognize rent expense on a straight-line basis. Prior to December 30, 2018, we did not recognize our operating leases on our Consolidated Balance Sheets. Beginning December 30, 2018, upon adopting ASC 842, Leases, we recognize a right-of-use asset and lease liability within our Consolidated Balance Sheets for operating leases with terms greater than twelve months. The initial measurement of the lease liability is measured at the present value of lease payments not yet paid discounted using our incremental borrowing rate at the lease commencement date. Leases with an initial term of twelve months or less are not recorded on our Consolidated Balance Sheets, and we do not separate nonlease components from lease components. Upon adoption of ASC 842 we did not apply hindsight in the determination of the lease term and assessing impairment of right-of-use assets for existing leases.

F-16

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

Long-Lived and Intangible Assets

We assess potential impairments to our long-lived and intangible assets when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. If required, an impairment loss is recognized as the difference between the carrying value and the fair value of the assets. As a result of the Imola Mergers, our long-lived and intangible assets were revalued as of the acquisition date (see Note 4, “Purchase Price Allocation”). The gross carrying amounts of finite-lived identifiable intangible assets of $1,124,518 and $1,094,702 at January 1, 2022 and December 31, 2022, respectively, are amortized over their remaining estimated lives ranging up to 14 years with the predominant amounts having lives of 11 to 14 years. The net carrying amount was $1,076,224 and $957,471 at January 1, 2022 and December 31, 2022, respectively. Amortization expense was $62,807, $31,799, $50,462 and $91,039 for the Predecessor Periods Fiscal Year Ended 2020 and from January 3, 2021 to July 2, 2021 and the Successor Periods from July 3, 2021 to January 1, 2022 and the Fiscal Year Ended 2022, respectively.

Intangible assets consist of the following:

	January 1, 2022 (Successor)	December 31, 2022 (Successor)
Customer and vendor relationships	$581,838	$518,234
Tradename and trademarks	424,774	382,362
Software and developed technology	65,624	56,875
Others	3,988	—

Total Intangible assets, net	$1,076,224	$957,471

Future minimum amortization expense of finite-lived identifiable intangible assets that we expect to recognize over the next five years and thereafter are as follows:

2023	$85,990
2024	85,990
2025	85,990
2026	85,990
2027	85,990
Thereafter	527,521

$957,471

During the Predecessor Period from January 3, 2021 to July 2, 2021, the additions to net intangible assets were attributed to our acquisitions of Canal Digital S.A. and Colsof S.A (“Colsof”).

During the Fiscal Year Ended 2020 (Predecessor), the additions to net intangible assets were attributed to our acquisition of Harmony PSA Holding Limited (“Harmony”) and Ictivity B.V. (“Ictivity”), which increased net intangible assets by $15,889 as of January 2, 2021.

There were no material impairments to our long-lived and intangible assets in the Predecessor Periods Fiscal Year Ended 2020 and from January 3, 2021 to July 2, 2021 or in the Successor Periods from July 3, 2021 to January 1, 2022 and Fiscal Year Ended 2022.

F-17

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in an acquisition and is reviewed annually for potential impairment, or when circumstances warrant.

As a result of applying the acquisition method of accounting in connection with the Imola Mergers, historical goodwill was eliminated. Goodwill at December 31, 2022 primarily represents the excess of the consideration paid over the fair value of net assets acquired in connection with the Imola Mergers (see Note 4, “Purchase Price Allocation”).

During the Predecessor Period from January 3, 2021 to July 2, 2021, the additions to goodwill were attributed to our acquisitions of Canal Digital S.A. and Colsof. During 2020, the additions to goodwill were attributed to our acquisitions of Harmony and Ictivity, which increased goodwill by $18,271 as of January 2, 2021.

Goodwill is required to be tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that goodwill may be impaired. Goodwill impairment tests require judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. We perform our annual goodwill impairment assessment during our fiscal fourth quarter. We first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Such review includes an evaluation of whether events and circumstances have occurred that may indicate a potential change in recoverability of goodwill, including the impacts of a deterioration in general economic conditions, an increased competitive environment, a change in management, key personnel, strategy, vendors, or customers, negative or declining cash flows, or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods.

If, based on a review of qualitative factors, it is more likely than not that the fair value of a reporting unit is less than its carrying value, we perform a quantitative analysis by comparing the fair value of a reporting unit with its carrying amount. If the carrying value exceeds the fair value, we measure the amount of impairment loss, if any, by comparing the fair value of the reporting unit goodwill to its carrying amount.

We performed a qualitative analysis in the Predecessor Periods Fiscal Year Ended 2020 and from January 3, 2021 to July 2, 2021 and in the Successor Period from July 3, 2021 to January 1, 2022, utilizing several qualitative factors to assess for any potential impairment indicators. Such review indicated that we had no impairment indicators present as it was more likely than not that the fair value of the reporting units was greater than their carrying value. In the Fiscal Year Ended 2022 (Successor) we performed a quantitative analysis of goodwill as of November 26, 2022, our November month end. In determining the fair value of our reporting units, we assessed general economic conditions, industry and market considerations, the impact of recent events to financial performance, and other relevant events. Based on the valuation prepared, it was determined that the estimated fair values of our reporting units were greater than their carrying values and no impairment of goodwill was identified. No goodwill impairment was recorded during the Predecessor Periods Fiscal Year Ended 2020 and from January 3, 2021 to July 2, 2021 or during the Successor Periods from July 3, 2021 to January 1, 2022 and the Fiscal Year Ended 2022 based on the result of the procedures performed.

F-18

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

The changes in the carrying amount of goodwill are as follows:

	North America	EMEA	Asia-Pacific	Latin America	Total
Balance at January 2, 2021 (Predecessor)	$525,678	$312,547	$86,182	$50,968	$975,375
Acquisitions	—	—	—	4,386	4,386
Adjustments /reclassifications /foreign currency exchange	554	(6,359)	(530)	(110)	(6,445)

Balance at July 2, 2021 (Predecessor)	$526,232	$306,188	$85,652	$55,244	$973,316

Balance at July 3, 2021 (Successor) (1)	$468,436	$257,381	$170,361	$40,129	$936,307
Goodwill held for sale	(48,443)	(27,838)	(17,823)	(5,236)	(99,340)
Adjustments /reclassifications /foreign currency exchange	1,750	12,813	2,631	10,696	27,890

Balance at January 1, 2022 (Successor) (1)	$421,743	$242,356	$155,169	$45,589	$864,857
Acquisitions	4,624	—	—	—	4,624
Adjustments /reclassifications /foreign currency exchange	(2,567)	(11,996)	(7,917)	(2,265)	(24,745)

Balance at December 31, 2022 (Successor)	$423,800	$230,360	$147,252	$43,324	$844,736

(1)

As of July 3, 2021 (Successor) and January 1, 2022 (Successor), we included goodwill from our Corporate entity in the North America reportable segment that should have been included in the EMEA, Asia-Pacific and Latin America reportable segments. As of July 3, 2021 (Successor), the goodwill amounts attributable to our reporting units for each of the reportable segments were previously $708,621, $121,073, $77,109, and $29,504 and corrected to $468,436, $257,381, $170,361, and $40,129 for North America, EMEA, Asia-Pacific, and Latin America, respectively. As of January 1, 2022 (Successor), the goodwill amounts attributable to our reporting units for each of the reportable segments were previously $648,631, $113,826, $76,315, and $26,085 and corrected to $421,743, $242,356, $155,169, and $45,589 for North America, EMEA, Asia-Pacific, and Latin America, respectively. The adjusted amounts did not result in a change to the total consolidated goodwill as of July 3, 2021 (Successor) and January 1, 2022 (Successor), did not result in an impairment of goodwill in any impacted period and accordingly, management concluded the impact of the correction was not material to previously issued financial statements.

Earn-outs and Holdbacks

We may be required to make earn-out payments upon the achievement of certain predefined targets attributable to acquisitions completed in recent years. At the acquisition date, the value of any earn-out is estimated using various valuation methodologies which include projections of future earnings as defined in each acquisition purchase agreement. Such projections are then discounted to reflect the risk in achieving the projected earnings, as well as the passage of time and time value of money. The fair value measurement of the earn-out is based primarily on significant inputs not observable in an active market and thus represents a Level 3 measurement as defined under U.S. GAAP. Changes in the fair value of the earn-out primarily reflect adjustments to the timing and amount of payments as well as the related accretion driven by the time value of money. These adjustments are recorded within SG&A expenses within the Consolidated Statements of Income, as applicable. The fair value of earn-out contingent consideration is presented within accrued expenses in our Consolidated Balance Sheets. For amounts currently recorded on the Consolidated Balance Sheets, see Note 14, “Fair Value Measurements”.

F-19

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

In connection with the acquisition by Platinum, part of the consideration for the share capital of Ingram Micro included additional payments, not to exceed $325,000 in the aggregate, on the achievement by Ingram Micro and its subsidiaries of certain adjusted EBITDA targets for fiscal years 2021, 2022, and 2023. Based upon adjusted EBITDA achieved following the Imola Mergers through January 1, 2022, this contingent consideration of $325,000 was fully earned in its entirety and was paid to HNA Tech on April 11, 2022.

In addition to earn-outs, we may be required to make additional payments associated with holdbacks in accordance with the applicable acquisition purchase agreement. Holdbacks are accrued for at the time of acquisition and cash outflows are recorded as additional purchase price at the time of payment.

Concentration of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents, trade accounts receivable from customers and vendors, borrowings, and derivative financial instruments. Our cash and cash equivalents are deposited and/or invested with various financial institutions globally that are monitored by us regularly for credit quality. Our trade accounts receivable reflect a large number of customers dispersed across wide geographic areas, none of which has accounted for 10% or more of our consolidated net sales in the Predecessor Periods Fiscal Year Ended 2020 and from January 3, 2021 to July 2, 2021 and the Successor Periods from July 3, 2021 to January 1, 2022 and Fiscal Year Ended 2022, respectively, and no customer accounts receivable balance was greater than 10% of our total trade accounts receivable at January 1, 2022 or December 31, 2022. We perform ongoing credit evaluations of our customers’ financial conditions, obtain credit insurance in many locations, and require collateral in certain circumstances. We maintain an allowance for estimated credit losses.

Derivative Financial Instruments

We operate in various locations around the world. We reduce our exposure to fluctuations in foreign exchange rates by creating offsetting positions through the use of derivative financial instruments in situations where there are significant exposures and there are not offsetting balances that create a natural hedge. The market risk related to the foreign exchange agreements is offset by changes in the valuation of the underlying items being hedged. In accordance with our policy, we do not use derivative financial instruments for trading or speculative purposes, nor are we a party to leveraged derivatives.

Foreign exchange risk is managed primarily by using forward contracts and spot transactions to hedge foreign currency-denominated receivables, payables, and intercompany loans and expenses. Interest rate swaps and forward contracts may be used to hedge foreign currency-denominated principal and interest payments related to intercompany loans.

All derivatives are recorded in our Consolidated Balance Sheets at fair value. The estimated fair value of derivative financial instruments represents the amount required to enter into similar offsetting contracts with similar remaining maturities based on market-derived prices. Changes in the fair value of derivatives not designated as hedging instruments are recorded in current earnings. Changes in the fair value of derivatives designated as hedging instruments are reflected in accumulated other comprehensive loss in our Consolidated Balance Sheets.

The notional amount of forward exchange contracts is the amount of foreign currency bought or sold at maturity. The notional amount of interest rate swaps is the underlying principal amount used in determining the interest payments exchanged over the life of the swap. Notional amounts are indicative of the extent of our involvement in the various types and uses of derivative financial instruments but are not a measure of our exposure to credit or market risks through our use of derivatives.

F-20

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

Credit exposure for derivative financial instruments is limited to the amounts, if any, by which the counterparties’ obligations under the contracts exceed our obligations to the counterparties. We manage the potential risk of credit losses through careful evaluation of counterparty credit standing, selection of counterparties from a limited group of financial institutions, and other contract provisions.

Comprehensive Income

Comprehensive income consists primarily of our net income and foreign currency translation adjustments, net of tax.

Earnings Per Share

Basic and diluted earnings per share is presented in conformity with the two-class method required for multiple classes of common stock. We report a dual presentation of Basic Earnings Per Share (“Basic EPS”) and Diluted Earnings Per Share (“Diluted EPS”). Basic EPS excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding during the reported period. Diluted EPS is computed the same as Basic EPS as we do not have any participating securities for any of the periods presented.

The computation of Basic and Diluted EPS is as follows:

	Predecessor	Predecessor	Successor		Successor
	Fiscal Year Ended	Period from January 3, 2021 to July 2, 2021	Period from July 3, 2021 to January 1, 2022		Fiscal Year Ended
	2020				2022
	Common Stock	Common Stock	Class A	Class B	Class A	Class B
Net income	$640,471	$378,475	$96,394	$340	$2,376,652	$17,837

Weighted average shares	100	100	26,380	93	26,382	198

Basic EPS	$6,404,710	$3,784,750	$3,654	$3,654	$90,086	$90,086

Diluted EPS	$6,404,710	$3,784,750	$3,654	$3,654	$90,086	$90,086

Income Taxes

We estimate income taxes in each of the taxing jurisdictions in which we operate. This process involves estimating our actual current tax expense together with assessing the future tax impact of any differences resulting from the different treatment of certain items, such as the timing for recognizing revenues and expenses for tax versus financial reporting purposes. These differences may result in deferred tax assets and liabilities, which are included in our Consolidated Balance Sheets. We are required to assess the likelihood that our deferred tax assets, which include net operating loss carryforwards, tax credits and temporary differences that are expected to be deductible in future years, will be recoverable from future taxable income. In making that assessment, we consider the nature of the deferred tax assets and related statutory limits on utilization, recent operating results, future market growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate and prudent and feasible tax planning strategies. If, based upon available evidence, recovery of the full amount of the deferred tax assets is not likely; we provide a valuation allowance on any amount not likely to be realized.

F-21

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

Our effective tax rate includes the impact of not providing taxes on undistributed foreign earnings considered indefinitely reinvested. Material changes in our estimates of cash, working capital and long-term investment requirements in the various jurisdictions in which we do business could impact our effective tax rate if we no longer consider our foreign earnings to be indefinitely reinvested.

The provision for tax liabilities and recognition of tax benefits involves evaluations and judgments of uncertainties in the interpretation of complex tax regulations by various taxing authorities. In situations involving uncertain tax positions related to income tax matters, we do not recognize benefits unless their sustainability is deemed more likely than not. As additional information becomes available, or these uncertainties are resolved with the taxing authorities, revisions to these liabilities or benefits may be required, resulting in additional provision for or benefit from income taxes reflected in our Consolidated Statements of Income.

Accounting for Cash-Based Compensation

Since 2016, we have issued cash awards to certain employees, which include both time-vested and performance-vested awards. The time-vested cash awards vest over a time period of three years, and the performance-vested cash awards vest upon the achievement of certain performance targets measured after a time period of three years. The performance condition for the cash awards for grants to management is based on earnings growth. Cumulative compensation expense for cash awards is recognized as a liability. Each cash award has a fixed fair value of $1.00. We recognize these compensation costs, net of an estimated forfeiture rate, over the requisite service period of the award, which is the vesting term of the outstanding cash award. We estimate the forfeiture rate based on our historical experience.

Participation Plan for Certain Key Employees

In July 2021, we adopted the 2021 Participation Plan (the “Plan”) to provide incentive compensation to certain key management. Under the Plan, participants are granted units, the value of which are related to our financial performance. Half of the units vest over a period of time specified in the applicable award agreement, typically in annual tranches over five years. Once vested, certain qualifying events are required for any payment related to these units, with accelerated vesting in the event of certain change in control or public offering events, in each case subject to the participant’s continued employment through the applicable vesting date. The other half are payable to participants only upon the occurrence of certain qualifying events. Any payment to a participant under the time-based or performance-based units is conditioned on our reaching a minimum valuation at the time of a qualifying event or through a series of qualifying events. A qualifying event may be either a sale of some or all of our capital stock or a sale of all or substantially all of our assets. For the Successor period from July 3, 2021 to January 1, 2022, we issued 216,874,665 performance units with an initial grant date value of $1.00 to key management of which none are vested. As of December 31, 2022 there were 191,713,659 performance units outstanding. As of December 31, 2022, no qualifying events have occurred or are probable of occurring, no awards under the Plan have vested (i.e., upon reaching a minimum qualifying event value), and no liability or compensation expense has been recognized by us. Further, no amounts have been paid under the Plan.

Sale Leaseback of German Warehouse

In the second quarter of 2022, we sold one of our warehouses in Germany and leased it back from the buyer for an initial lease term of ten years. The net proceeds of the sale-leaseback transaction were $43,691 and it resulted in a gain of $7,050 which is included within SG&A expenses on the Consolidated Statements of Income for the Fiscal Year Ended 2022 (Successor).

F-22

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

Discontinuation of our Operations in Russia

In the third quarter of 2022, we elected to discontinue our operations in Russia, where we had an office that employed engineering and coding resources that supported the operation and maintenance of the Ingram Micro Cloud Marketplace. While our operations in Russia were and are not material to our overall operations or specifically Ingram Micro Cloud Marketplace for any period presented, nor were these operations generating revenue or driving go-to-market operations specific to the Russia market, operating in Russia for non-Russian companies has become increasingly challenging due to the various trade sanctions imposed by both western governments and the Russian Federation. As a result of this decision, we incurred one-time termination costs of $11,377 during the Fiscal Year Ended 2022 (Successor), recognized within SG&A expenses on the Consolidated Statements of Income, consisting of $4,585 related to employee termination benefits, $2,556 related to facility closure costs, and $4,236 related to relocation expenses. We expect that all related liabilities will be substantially paid in the first half of 2023.

Changes in Economic Risk

On March 10, 2020, the World Health Organization declared the outbreak of the COVID-19 coronavirus to be a pandemic. The COVID-19 pandemic has caused substantial disruption to travel, business activities, and global supply chains, significant volatility in global financial markets, and has resulted in a marked increase in unemployment. In 2020, we experienced some limitations in employee resources resulting from travel restrictions, lockdowns, and a shortage in the U.S. of temporary or permanent labor. In response to COVID-19, we furloughed approximately 600 employees in the U.S. and some countries in Latin America. Due to lockdowns, our operations in certain countries (including Peru, Malaysia, Lebanon, India, U.K., Colombia, Germany and Dubai) were closed for periods of time with limited ability or no ability to operate. With several more limited exceptions, we were able to continue to operate our warehouse and logistic operations through lockdowns due to designations as essential services. In 2021 and 2022, despite the ongoing and evolving COVID-19 restrictions and health and safety measures, IT supply chain constraints, transportation rate increases and limited availability, labor shortage and wage pressure in developed economies, we continued to efficiently meet the business requirements of our customers and suppliers while protecting our workforce.

Held for Sale

Assets and liabilities to be disposed of by sale are classified as “held for sale” if they are available for immediate sale and the sale is probable. These criteria are generally met when an agreement to sell exists, or management has committed to a plan to sell the assets within one year. Disposal groups are measured at the lower of carrying amount or fair value less costs to sell and are not depreciated or amortized. The fair value of a disposal group, less any costs to sell, is assessed each reporting period it remains classified as held for sale and any remeasurement to the lower of carrying value or fair value less costs to sell is reported as an adjustment to the carrying value of the disposal group.

F-23

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

The total assets and liabilities of the CLS disposal group that met the classification of held for sale in our Consolidated Balance Sheet are as follows:

January 1, 2022 (Successor)
ASSETS
Cash and cash equivalents	$23,729
Trade accounts receivable (less allowance of $2,181)	385,620
Inventory	48,284
Other current assets	42,742
Property and equipment, net	163,740
Operating lease right-of-use assets	160,037
Goodwill	99,340
Intangible assets, net	34,278
Other assets	7,179

Total assets held for sale	$964,949

LIABILITIES
Accounts payable	142,553
Accrued expenses	103,945
Short-term operating lease liabilities	52,697
Long-term operating lease liabilities, net of current portion	96,888
Other liabilities	11,428

Total liabilities held for sale	$407,511

Recently Adopted Accounting Standards

In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”. This ASU simplifies the accounting for income taxes by eliminating some exceptions to the general approach in the FASB Accounting Standards Codification, or ASC, Topic 740, Income Taxes, and clarifies certain aspects of the existing guidance to promote more consistent application, among other things. The amendments in this update are effective for reporting periods beginning after December 15, 2020, with early adoption permitted. The adoption of this guidance during the first quarter of 2021 did not have a material impact on our consolidated financial statements.

New Accounting Standards

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”. In December 2022, the FASB issued ASU 2022-05 to extend the adoption date to December 31, 2024. This guidance can be applied at our discretion when or if it becomes applicable until the amended adoption date December 31, 2024. We are currently evaluating the impact of the new guidance on our consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which requires an acquirer to

F-24

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

recognize and measure contract assets and liabilities assumed in a business combination in accordance with Revenue from Contracts with Customers (Topic 606) rather than adjust them to fair value at the acquisition date. The amendments also allow for election of certain practical expedients, which are applied on an acquisition-by-acquisition basis. This guidance will be effective for us at the start of 2023 on a prospective basis, and early adoption is permitted. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

In September 2022, the FASB issued ASU 2022-04, “Liabilities: Supplier Finance Programs (Subtopic 405-50)” to enhance the transparency of supplier finance programs used by an entity in connection with the purchase of goods and services. The standard requires entities that use supplier finance programs to disclose the key terms, including a description of payment terms, the confirmed amount outstanding under the program at the end of each reporting period, a description of where those obligations are presented on the balance sheet, and an annual rollforward, including the amount of obligations confirmed and the amount paid during the period. The guidance does not affect the recognition, measurement, or financial statement presentation of obligations covered by supplier finance programs. The amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the requirement on rollforward information, which is effective for fiscal years beginning after December 15, 2023. We are currently evaluating the impact of the standard on our related disclosures.

Note 3 — Restatement of Previously Issued Financial Statements

During the third quarter of 2022, we identified an error related to the improper netting of certain borrowings and repayments with terms that exceed 90 days within cash flows from financing activities on our Consolidated Statements of Cash Flows for which we concluded to revise certain financial statements in our Amendment Number 3 to the draft registration statement for the Thirty-Nine Weeks Ended October 1, 2022. The previously reported revised amounts are identified in the tables below as “As Previously Reported” and footnoted with a (1).

Additionally, during the second quarter of 2023, we identified the following four errors, identified as (2a), (2b), (2c), and (2d) below, related to an error in the accounting for and presentation of certain of our trade accounts receivable factoring programs:

(2a) errors in the accounting for and presentation of certain programs located in EMEA that contained a deferred purchase price (“DPP”). As the trade receivables are sold on a non-recourse basis and have met the derecognition and sale accounting criteria under ASC 860, the entire amount of trade receivables sold on the date of sale should have been derecognized from the Consolidated Balance Sheets, with the DPP portion of the receivables sold and recognized as an other current asset on our Consolidated Balance Sheets. We had been incorrectly derecognizing the portion of trade receivables sold upon payment of the DPP. In addition, the DPP should have been disclosed as a non-cash investing activity on the date of sale and the cash proceeds from the payment of the DPP should have been presented as an investing activity in our Consolidated Statements of Cash Flows instead of an operating activity where it was incorrectly recorded;

(2b) errors in the accounting for and presentation of the servicing of our sold trade receivables in certain of our factoring programs whereby we collect cash payments from our customers on behalf of the financial institutions. These obligations were previously incorrectly recorded as a contra-asset within trade accounts receivable or within accounts payable on the Consolidated Balance Sheets with the net change in unremitted cash collections presented within operating activities on the Consolidated Statement of Cash Flows. Unremitted amounts have been corrected to be presented within accrued expenses and other on the Consolidated Balance Sheets with the net change in unremitted cash collections presented within financing activities on the Consolidated Statement of Cash Flows;

F-25

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

(2c) errors in the accounting for and presentation of two programs in EMEA, that upon further review of the arrangement due to the misstatements discussed in (2a) and (2b) above, were determined not to have met the criteria for derecognition and sale accounting under ASC 860. As such, amounts have been restated to present these programs as short-term borrowings for which the borrowings and repayments are presented net within financing activities on the Consolidated Statement of Cash Flows. In addition, our disclosure of accounts receivable sold to and held by financial institutions under factoring programs at December 31, 2022 of $740,093 has been corrected to $698,903; and

(2d) errors in the accounting for and presentation of upfront payments from a financial institution related to one program in EMEA that should have been accounted for as financing transactions as the activity did not qualify for derecognition and sale accounting under the factoring program.

In addition, identified in the tables below and footnoted with a (3) are immaterial errors that were corrected and restated in accordance with ASC 250.

Management has determined that these errors in aggregate were cumulatively material to the previously issued financial statements and has determined it appropriate to restate the following financial statements:

•

The Consolidated Statement of Cash Flows for the Fiscal Year Ended 2020 (Predecessor), the Period from January 3, 2021 to July 2, 2021 (Predecessor), the Period from July 3, 2021 to January 1, 2022 (Successor), and the Fiscal Year Ended 2022 (Successor).

•	The Consolidated Balance Sheets as of January 1, 2022 (Successor) and December 31, 2022 (Successor);

In addition, due to the errors discussed above in 2(a) through 2(d) we have restated the “Factoring Programs” section within Note 2, “Significant Accounting Policies,” the final purchase price allocation table presented within Note 4, “Purchase Price Allocation”, and the outstanding debt table presented within Note 8, “Debt”.

F-26

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

The following tables present these restated financial statements for the errors discussed above. The footnotes set forth in the following tables refer to the errors designated above so that the adjustment for each line item can be matched to the corresponding numbering:

	Fiscal Year Ended 2020 (Predecessor)
	As Originally Reported	Adjustment	As Previously Reported	Adjustment		As Restated
Consolidated Statement of Cash Flows:
Cash flows from operating activities:
Trade accounts receivable (2a) (2b) (3)	$(413,904)	$—	$(413,904)	$(108,380)		$(522,284)
				$(117,668)	(2a)
				$6,900	(2b)
				$2,388	(3)
Other assets (2a) (3)	$(11,531)	$—	$(11,531)	$3,521		$(8,010)
				$789	(2a)
				$2,732	(3)
Accounts payable (2b) (3)	$1,299,990	$—	$1,299,990	$(32,040)		$1,267,950
				$(26,846)	(2b)
				$(5,194)	(3)
Accrued expenses and other (3)	$105,922	$—	$105,922	$(501)		$105,421
Cash provided by operating activities	$1,628,572	$—	$1,628,572	$(137,400)		$1,491,172
Cash flows from investing activities
Proceeds from deferred purchase price of factored receivables (2a)	$—	$—	$—	$116,879		$116,879
Cash used in investing activities	$(155,094)	$—	$(155,094)	$116,879		$(38,215)
Cash flows from financing activities
Change in unremitted cash collections from servicing factored receivables (2b)	$—	$—	$—	$19,946		$19,946
Gross proceeds from other debt (1)	$—	$57,725	$57,725	$—		$57,725
Gross repayments from other debt (1)	$—	$(56,309)	$(56,309)	$—		$(56,309)
Net proceeds from revolving and other credit facilities (1)	$(477,413)	$(1,416)	$(478,829)	$—		$(478,829)
Cash used in financing activities	$(837,475)	$—	$(837,475)	$19,946		$(817,529)
Increase in cash and cash equivalents	$738,647	$—	$738,647	$(575)		$738,072
Cash and cash equivalents at end of period	$1,410,468	$—	$1,410,468	$(575)		$1,409,893
Supplemental disclosure of non-cash investing and financing information:
Amounts obtained as a beneficial interest in exchange for transferring trade receivables in factoring arrangements (2a)	$—	$—	$—	$110,936		$110,936

F-27

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

	Period from January 3, 2021 to July 2, 2021 (Predecessor)
	As Originally Reported	Adjustment		As Previously Reported	Adjustment		As Restated
Consolidated Statement of Cash Flows:
Cash flows from operating activities:
Trade accounts receivable (2a) (2b) (2c) (2d) (3)	$969,964	$—		$969,964	$(76,832)		$893,132
					$(51,387)	(2a)
					$4,660	(2b)
					$(22,710)	(2c)
					$(7,106)	(2d)
					$(289)	(3)
Other assets (2a) (3)	$(30,357)	$—		$(30,357)	$5,637		$(24,720)
					$958	(2a)
					$4,679	(3)
Accounts payable (2b) (3)	$(1,269,268)	$—		$(1,269,268)	$2,744		$(1,266,524)
					$8,996	(2b)
					$(6,252)	(3)
Cash used in operating activities	$(545,613)	$—		$(545,613)	$(68,451)		$(614,064)
Cash flows from investing activities
Proceeds from deferred purchase price of factored receivables (2a)	$—	$—		$—	$50,429		$50,429
Cash used in investing activities	$(81,152)	$—		$(81,152)	$50,429		$(30,723)
Cash flows from financing activities
Change in unremitted cash collections from servicing factored receivables (2b)	$—	$—		$—	$(13,656)		$(13,656)
Gross proceeds from other debt (1)	$—	$24,097		$24,097	$—		$24,097
Gross repayments of other debt (1)	$—	$(10,748)		$(10,748)	$—		$(10,748)
Net proceeds (repayments) from revolving and other credit facilities (1) (2c) (2d)	$1,000,377	$(13,349)	(1)	$987,028	$29,816		$1,016,844
					$22,710	(2c)
					$7,106	(2d)
Cash provided by financing activities	$782,228	$—		$782,228	$16,160		$798,388
Increase in cash and cash equivalents (3)	$145,048	$—		$145,048	$(1,862)		$143,186
Cash and cash equivalents at beginning of period (3)	$1,410,468	$—		$1,410,468	$(575)		$1,409,893
Cash and cash equivalents at end of period (3)	$1,555,516	$—		$1,555,516	$(2,437)		$1,553,079
Supplemental disclosure of non-cash investing and financing information:
Amounts obtained as a beneficial interest in exchange for transferring trade receivables in factoring arrangements (2a)	$—	$—		$—	$47,232		$47,232

F-28

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

	January 1, 2022 (Successor)
	As Originally Reported	Adjustment	As Previously Reported	Adjustment			As Restated
Consolidated Balance Sheet:
Cash and cash equivalents (3)	$1,230,017	$—	$1,230,017	$(2,138)			$1,227,879
Trade accounts receivable (less allowances of $143,311) (2a) (2b) (2c) (2d) (3)	$8,510,507	$—	$8,510,507	$10,525			$8,521,032
				$(40,040)	(2a)
				$33	(2b)
				$30,466	(2c)
				$17,079	(2d)
				$2,987	(3)
Other current assets (2a) (3)	$650,646	$—	$650,646	$26,587			$677,233
				$40,040	(2a)
				$(13,453)	(3)
Total current assets	$16,643,310	$—	$16,643,310	$34,974			$16,678,284
Total assets	$19,762,740	$—	$19,762,740	$34,974			$19,797,714
Accounts payable (2b) (3)	$9,839,730	$—	$9,839,730	$(28,436)			$9,811,294
				$(15,832)	(2b	)
				$(12,604)	(3)
Accrued expenses and other (2b)	$1,474,970	$—	$1,474,970	$15,865			$1,490,835
Short-term debt and current maturities of long-term debt (2c) (2d)	$131,787	$—	$131,787	$47,545			$179,332
				$30,466	(2c)
				$17,079	(2d)
Total current liabilities	$11,949,688	$—	$11,949,688	$34,974			$11,984,662
Total liabilities	$17,069,311	$—	$17,069,311	$34,974			$17,104,285
Total liabilities and stockholders’ equity	$19,762,740	$—	$19,762,740	$34,974			$19,797,714

F-29

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

	Period from July 3, 2021 to January 1, 2022 (Successor)
	As Originally Reported	Adjustment		As Previously Reported	Adjustment		As Restated
Consolidated Statement of Cash Flows:
Cash flows from operating activities:
Trade accounts receivable (2a) (2b) (2c) (2d) (3)	$(1,543,219)	$—		$(1,543,219)	$(77,002)		$(1,620,221)
					$(59,461)	(2a)
					$(33)	(2b)
					$(7,756)	(2c)
					$(9,973)	(2d)
					$221	(3)
Other assets (2a) (3)	$(38,021)	$—		$(38,021)	$5,199		$(32,822)
					$(843)	(2a)
					$6,042	(3)
Accounts payable (2b) (3)	$1,767,798	$—		$1,767,798	$(3,946)		$1,763,852
					$2,018	(2b)
					$(5,964)	(3)
Cash provided by operating activities	$307,512	$—		$307,512	$(75,749)		$231,763
Cash flows from investing activities
Proceeds from deferred purchase price of factored receivables (2a)	$—	$—		$—	$60,304		$60,304
Cash used in investing activities	$(7,782,543)	$—		$(7,782,543)	$60,304		$(7,722,239)
Cash flows from financing activities
Change in unremitted cash collections from servicing factored receivables (2b)	$—	$—		$—	$(1,985)		$(1,985)
Repayment of term loans (1)	$—	$(12,500)		$(12,500)	$—		$(12,500)
Gross proceeds from other debt (1)	$—	$45,987		$45,987	$—		$45,987
Gross repayments of other debt (1)	$—	$(20,166)		$(20,166)	$—		$(20,166)
Net proceeds (repayments) from revolving and other credit facilities (1) (2c) (2d)	$(965,976)	$(13,321)	(1)	$(979,297)	$17,729		$(961,568)
					$7,756	(2c)
					$9,973	(2d)
Cash provided by financing activities	$7,242,110	$—		$7,242,110	$15,744		$7,257,854
Decrease in cash and cash equivalents (3)	$(325,499)	$—		$(325,499)	$299		$(325,200)
Cash and cash equivalents at beginning of period (3)	$1,555,516	$—		$1,555,516	$(2,437)		$1,553,079
Cash and cash equivalents at end of period (3)	$1,230,017	$—		$1,230,017	$(2,138)		$1,227,879
Supplemental disclosure of non-cash investing and financing information:
Amounts obtained as a beneficial interest in exchange for transferring trade receivables in factoring arrangements (2a)	$—	$—		$—	$69,288		$69,288

F-30

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

	December 31, 2022 (Successor)
	As Originally Reported	Adjustment	As Previously Reported	Adjustment		As Restated
Consolidated Balance Sheet:
Cash and cash equivalents	$1,321,612	$—	$1,321,612	$(1,475)		$1,320,137
Trade accounts receivable (less allowances of $140,328) (2a) (2b) (2c) (2d)	$8,855,052	$—	$8,855,052	$37,367		$8,892,419
				$(39,808)	(2a)
				$19,919	(2b)
				$41,189	(2c)
				$16,067	(2d)
Other current assets (2a) (3)	$789,074	$—	$789,074	$41,283		$830,357
				$39,808	(2a)
				$1,475	(3)
Total current assets	$16,323,667	$—	$16,323,667	$77,175		$16,400,842
Total assets	$19,249,295	$—	$19,249,295	$77,175		$19,326,470
Accounts payable (2b)	$9,971,858	$—	$9,971,858	$(13,777)		$9,958,081
Accrued expenses and other (2b)	$1,251,077	$—	$1,251,077	$33,696		$1,284,773
Short-term debt and current maturities of long-term debt (2c) (2d)	$143,071	$—	$143,071	$57,256		$200,327
				$41,189	(2c)
				$16,067	(2d)
Total current liabilities	$11,454,264	$—	$11,454,264	$77,175		$11,531,439
Total liabilities	$16,191,227	$—	$16,191,227	$77,175		$16,268,402
Total liabilities and stockholders’ equity	$19,249,295	$—	$19,249,295	$77,175		$19,326,470

F-31

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

	Fiscal Year Ended 2022 (Successor)
	As Originally Reported	Adjustment	As Previously Reported	Adjustment		As Restated
Consolidated Statement of Cash Flows:
Cash flows from operating activities:
Trade accounts receivable (2a) (2b) (2c) (2d) (3)	$(525,283)	$—	$(525,283)	$(174,724)		$(700,007)
				$(148,114)	(2a)
				$(19,886)	(2b)
				$(10,723)	(2c)
				$1,012	(2d)
				$2,987	(3)
Other assets (2a) (3)	$(147,569)	$—	$(147,569)	$(11,817)		$(159,386)
				$3,111	(2a)
				$(14,928)	(3)
Accounts payable (2b) (3)	$446,449	$—	$446,449	$14,659		$461,108
				$2,055	(2b)
				$12,604	(3)
Cash used in operating activities	$(189,227)	$—	$(189,227)	$(171,882)		$(361,109)
Cash flows from investing activities
Proceeds from deferred purchase price of factored receivables (2a)	$—	$—	$—	$145,003		$145,003
Cash provided by investing activities	$2,883,765	$—	$2,883,765	$145,003		$3,028,768
Cash flows from financing activities
Change in unremitted cash collections from servicing factored receivables (2b)	$—	$—	$—	$17,831		$17,831
Net proceeds (repayments) from revolving and other credit facilities (2c) (2d)	$79,574	$—	$79,574	$9,711		$89,285
				$10,723	(2c)
				$(1,012)	(2d)
Cash used in financing activities	$(2,492,855)	$—	$(2,492,855)	$27,542		$(2,465,313)
Increase in cash and cash equivalents (3)	$91,595	$—	$91,595	$663		$92,258
Cash and cash equivalents at beginning of period (3)	$1,230,017	$—	$1,230,017	$(2,138)		$1,227,879
Cash and cash equivalents at end of period (3)	$1,321,612	$—	$1,321,612	$(1,475)		$1,320,137
Supplemental disclosure of non-cash investing and financing information:
Amounts obtained as a beneficial interest in exchange for transferring trade receivables in factoring arrangements (2a)	$—	$—	$—	$147,882		$147,882

F-32

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

Note 4 — Purchase Price Allocation

The final purchase price of the Imola Mergers discussed above in Note 1, “Organization and Basis of Presentation”, was calculated as follows:

Calculation of merger consideration:	(in thousands)
Cash consideration for the share capital of Ingram Micro	$8,044,012
Fair value of contingent consideration(1)	250,000

Total merger consideration	$8,294,012

(1)

The remaining contingent consideration of $75,000 relating to the earn-out was earned and accrued in the fourth quarter of 2021 and was recognized within SG&A expenses in the Consolidated Statements of Income. The resulting total contingent consideration of $325,000 was paid in April 2022.

Allocation of Purchase Price

The acquisition was financed through borrowings under a new Term Loan Facility of $2,000,000 (the “Term Loan Credit Facility”), $2,000,000 in proceeds from the issuance of our Senior Secured Notes due May 2029 (the “2029 Notes”), borrowings under a new ABL Credit Facility consisting of an ABL revolving credit facility of $3,500,000 (the “ABL Revolving Credit Facility”), of which $1,270,000 was drawn on the Acquisition Closing Date, and a senior secured asset-based term loan facility of $500,000 (the “ABL Term Loan Facility”), see Note 8, “Debt”, and an equity contribution of $2,638,000 by Platinum. The total purchase price was allocated to the assets acquired and liabilities assumed based on their fair values at the acquisition date. In valuing acquired assets and assumed liabilities, fair values are based on, but are not limited to, quoted market prices, expected future cash flows, current replacement costs, market rate assumptions and appropriate discount and growth rates.

The acquisition resulted in a new basis of accounting for Ingram Micro as on the Acquisition Closing Date we applied the acquisition method of accounting based upon the guidance in ASC 805, Business Combinations. In accordance with ASC 805, all of our identifiable assets and liabilities were measured at and adjusted to their estimated fair values as of the Acquisition Closing Date. The difference between the fair value of net assets acquired, including the value of intangible assets acquired, and the consideration was recorded as goodwill.

F-33

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

The final purchase price allocation is as follows:

Restated
(in thousands)
Cash and cash equivalents	$1,904,711
Trade accounts receivable	7,484,011
Inventory	4,841,664
Other current assets	707,085

Total current assets	14,937,471
Property and equipment, net	563,658
Operating lease right-of-use assets	522,709
Intangible assets, net	1,173,129
Other assets	275,587

Total identifiable assets acquired	17,472,554
Accounts payable	8,116,507
Accrued expenses	1,033,300
Short-term debt and current maturities of long-term debt	149,234
Short-term operating lease liabilities	142,216

Total current liabilities	9,441,257
Long-term debt, less current maturities	7,687
Long-term operating lease liabilities, net of current portion	369,629
Other liabilities	296,789

Net identifiable assets acquired / liabilities assumed	7,357,192
Goodwill	936,820

Total gross considerations	$8,294,012

We recorded goodwill of $936,820, which is not deductible for tax purposes.

The fair value of the acquired intangible assets was estimated using the relief-from-royalty method for our trade names and developed technology. Under the relief-from-royalty method, the fair value estimate of the acquired trade name and developed technology was determined based on the present value of the economic royalty savings associated with the ownership or possession of the trade name and developed technology based on an estimated royalty rate applied to the cash flows to be generated by the business. The fair value of the trade name and developed technology acquired as a result of the acquisition was $550,000.

The fair value of customer relationships acquired in the acquisition was estimated using the excess earnings method. Under the excess earnings method, the value of the intangible asset is equal to the present value of the after-tax cash flows attributable solely to the subject intangible asset. The fair value of customer relationships acquired as a result of the acquisition was $615,000 (see section “Long-Lived and Intangible Assets” in Note 2 “Significant Accounting Policies”).

Pro Forma

Our unaudited pro forma net income had the Imola Mergers occurred on December 29, 2019, the beginning of our fiscal year 2020, would be $293,541 and $480,773 for the years ended January 2, 2021 and January 1, 2022, respectively. There would be no impact to net sales for either period.

F-34

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

Note 5 — Acquisitions, Goodwill and Intangible Assets

2022 Acquisitions

There were no material acquisitions during the Fiscal Year Ended 2022 (Successor).

2021 Acquisitions

On January 28, 2021, we completed the acquisition of Canal Digital S.A, a wholesaler of computer and hardware products in Colombia, for a total consideration of $3,622, net of cash acquired. The goodwill recognized in connection with this acquisition is primarily attributable to the enhancement of our Cloud platforms.

On January 28, 2021, we acquired 51% of the outstanding shares of Colsof, a cloud services provider in Latin America, for a total consideration of $8,919, net of cash acquired. The goodwill recognized in connection with this acquisition is primarily attributable to assembled workforce and the enhancement of our IT distribution business in Colombia. The identifiable intangible assets have estimated useful lives of five years. We have the option to acquire all of the remaining shares of Colsof at specified times up to the third anniversary of the transaction close.

2020 Acquisitions

On May 28, 2020, we completed the acquisition of Harmony, provider of cloud professional services automation software, for a total consideration of $5,106, net of cash acquired and a holdback of $3,358. During the first quarter of 2021, we finalized the purchase price allocations and updated our goodwill and identifiable intangible asset allocations to $6,750 and $3,637, respectively. The goodwill recognized in connection with this acquisition is primarily attributable to the enhancement of our Cloud platforms. The identifiable intangible assets primarily consist of proprietary technology with an estimated useful life of ten years. Since the date of acquisition, we have made cash payments totaling $3,781 related to the holdback. As of January 1, 2022, the holdback liability has been fully settled.

On February 6, 2020, we completed the acquisition of Ictivity, a leading provider of IT services offerings in Europe, for a total consideration of $19,011, net of cash acquired. The purchase agreement allows for a future earn-out with a fair value initially estimated at $2,757, which was recorded during the year ended January 2, 2021. During the fourth quarter of 2020, we finalized the purchase price allocations and updated our goodwill and identifiable intangible asset allocations to $11,521 and $12,252, respectively. The goodwill recognized in connection with this acquisition is primarily attributable to assembled workforce and the enhancement of our IT services offerings business in Europe. The identifiable intangible assets primarily consist of tradenames and customer relationships with estimated useful lives of eight years. The achievement of earn-out targets resulted in a valuation adjustment to the anticipated earn-out liability in the amount of $1,144, and $1,188, during 2021 and 2020, respectively. Since the date of the acquisition, we have made cash payments totaling $5,119 related to the earn-out. As of December 31, 2022, the earn-out has been fully settled.

Acquisitions Prior to 2020

On July 3, 2019, we completed the acquisition of Abbakan France (“Abbakan”), a cybersecurity value-add distributor, for a total consideration of $8,988, net of cash acquired and a holdback of $3,118, plus assumption of debt of $21,153. The purchase agreement also allowed for a future earn-out with a fair value initially estimated at $4,449. As of December 31, 2022, the remaining estimated liabilities for the earn-out and holdback are $0 and $535, respectively.

F-35

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

Each of these acquisitions have been included in our consolidated results of operations since their respective acquisition dates. As a result of the Imola Mergers, all goodwill and intangible assets recognized as a result of these acquisitions has been eliminated. None of the goodwill recorded for financial statement purposes for each of these acquisitions was deductible for tax purposes.

Pro forma results of operations have not been presented for these acquisitions because the effects of the business combination for these acquisitions were not material to our consolidated financial statements.

Earn-outs and Holdbacks

The tables below summarize the activity related to the earn-out and holdback liabilities for the Predecessor Period from January 3, 2021 to July 2, 2021 and the Successor Periods from July 3, 2021 to January 1, 2022 and Fiscal Year Ended 2022:

	Earn-Out Liabilities
	HNA Tech	Ictivity	Abbakan	Others	Total
Balance at January 2, 2021 (Predecessor)	$—	$4,275	$4,886	$3,368	$12,529
Payments	—	(2,807)	—	(160)	(2,967)
Foreign currency translation	—	(81)	(148)	(98)	(327)

Balance at July 2, 2021 (Predecessor)	—	1,387	4,738	3,110	9,235

Balance at July 3, 2021 (Successor)	—	1,387	4,738	3,110	9,235
Additions	250,000	—	—	—	250,000
Adjustments	75,000	1,144	—	—	76,144
Foreign currency translation	—	(59)	(184)	(121)	(364)

Balance at January 1, 2022 (Successor)	325,000	2,472	4,554	2,989	335,015
Additions	—	—	—	2,998	2,998
Payments	(325,000)	(2,312)	(6,105)	(2,796)	(336,213)
Adjustments	—	—	2,130	1,408	3,538
Foreign currency translation	—	(160)	(579)	(292)	(1,031)

Balance at December 31, 2022 (Successor)	$—	$—	$—	$4,307	$4,307

F-36

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

	Holdback Liabilities
	Harmony	Abbakan	Others	Total
Balance at January 2, 2021 (Predecessor)	$3,418	$2,137	$2,501	$8,056
Payments	(2,097)	—	—	(2,097)
Adjustments	—	—	(58)	(58)
Foreign currency translation	59	(65)	(74)	(80)

Balance at July 2, 2021 (Predecessor)	1,380	2,072	2,369	5,821

Balance at July 3, 2021 (Successor)	1,380	2,072	2,369	5,821
Additions	—	—	350	350
Payments	(1,349)	(1,473)	—	(2,822)
Foreign currency translation	(31)	(30)	(92)	(153)

Balance at January 1, 2022 (Successor)	—	569	2,627	3,196
Additions	—	—	342	342
Payments	—	—	(2,177)	(2,177)
Adjustments	—	—	(55)	(55)
Foreign currency translation	—	(34)	(173)	(207)

Balance at December 31, 2022 (Successor)	$—	$535	$564	$1,099

Note 6 — Property and Equipment

As a result of the Imola Mergers, property and equipment were valued to their estimated fair values and their historical balances were eliminated.

Property and equipment consist of the following:

	January 1, 2022 (Successor)	December 31, 2022 (Successor)
Land	$17,779	$4,102
Buildings and leasehold improvements	105,478	70,010
Distribution equipment	153,956	119,553
Computer equipment and software	185,474	268,099

	462,687	461,764
Accumulated depreciation	(74,104)	(158,384)
Construction-in-progress	2,557	46,070

Property and equipment, net	$391,140	$349,450

Depreciation expense was $131,734, $67,743, $87,022 and $106,072 for the Predecessor Periods Fiscal Year Ended 2020 and January 3, 2021 through July 2, 2021 and the Successor Periods from July 3, 2021 through January 1, 2022 and Fiscal Year Ended 2022, respectively.

Note 7 — Leases

Our leasing portfolio includes lease arrangements for our warehouses, distribution centers, corporate offices and equipment. We lease substantially all our facilities on varying terms which often include one or more options to renew. We include options to extend in the lease term if they are reasonably certain of being exercised. We do not have residual value guarantees associated with our leases.

F-37

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

The following table includes the components of our rent expense recorded in SG&A expense:

	Predecessor	Predecessor	Successor	Successor
	Fiscal Year Ended	Period from January 3, 2021 to July 2, 2021	Period from July 3, 2021 to January 1, 2022	Fiscal Year Ended
	2020			2022
Operating lease cost	$151,103	$78,628	$75,432	$101,263
Variable lease cost	51,236	31,109	33,123	46,804
Short-term lease cost	6,539	5,639	5,251	7,129

Total	$208,878	$115,376	$113,806	$155,196

Certain leases contain variable payments, which are expensed as incurred and not included in our operating lease right-of-use assets and operating lease liabilities. These amounts primarily include payments for maintenance, utilities, taxes, and insurance on our office and fulfillment center leases. Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of future minimum lease payments at lease commencement. Certain adjustments to our operating lease right-of-use assets may be required for items such as initial direct costs paid or incentives received. We calculate the present value of our leases using an estimated incremental borrowing rate, which requires judgment. Our incremental borrowing rate is based upon an estimate of our regional secured borrowing rates. The estimated secured borrowing rates used at the date of adoption for each lease varies in accordance with the term as well as geographical region of the lease.

As of December 31, 2022, annual scheduled lease payments were as follows:

2023	$98,674
2024	84,474
2025	68,582
2026	60,132
2027	43,292
Thereafter	135,158

Total lease payments	490,312
Less: imputed interest	(79,383)

Present value of lease liabilities	$410,929

The weighted average remaining term for our leases as of January 1, 2022 and December 31, 2022 was 5.2 years and 6.7 years, respectively. The weighted average discount rate for our leases as of January 1, 2022 and December 31, 2022 was 3.6% and 4.9%, respectively.

Supplemental cash flow information related to our leases is as follows:

	Predecessor	Predecessor	Successor	Successor
	Fiscal Year Ended	Period from January 3, 2021 to July 2, 2021	Period from July 3, 2021 to January 1, 2022	Fiscal Year Ended
	2020			2022
Cash paid for amounts included in the measurement of operating lease liabilities	$171,562	$80,635	$80,981	$108,728
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$48,382	$14,543	$79,900	$145,854

F-38

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

Note 8 — Debt

The carrying value of our outstanding debt consists of the following:

	Successor	Successor
	January 1, 2022	December 31, 2022
	(Restated)	(Restated)
Senior secured notes, 4.75% due 2029, net of unamortized deferred financing costs of $51,286 and $44,268, respectively	$1,948,714	$1,955,732
Term loan credit facility, net of unamortized discount of $18,571 and $15,714, respectively, and unamortized deferred financing costs of $55,007 and $46,545, respectively	1,916,422	$1,907,741
ABL term loan facility	486,146	—
Revolving trade accounts receivable-backed financing programs	307,372	327,056
Lines of credit and other debt	161,566	183,825

	4,820,220	4,374,354
Short-term debt and current maturities of long-term debt	(179,332)	(200,327)

	$4,640,888	$4,174,027

Predecessor Debt

In December 2014, we issued through a public offering $500,000 of 4.95% senior unsecured notes due 2024 (“2024 Notes”), resulting in cash proceeds of $494,995, net of discount and issuance costs of $1,755 and $3,250, respectively. Interest on the notes was payable semiannually on June 15 and December 15. In December 2016, pursuant to the coupon step-up provisions, the interest rate increased 0.50% to 5.45%.

In August 2012, we issued through a public offering $300,000 of 5.00% senior unsecured notes due 2022 (“2022 Notes”), resulting in cash proceeds of approximately $296,256, net of discount and issuance costs of $1,794 and $1,950, respectively. Interest on the notes was payable semiannually in arrears on February 10 and August 10.

In connection with the Imola Mergers, on July 2, 2021, we provided irrevocable notice to early redeem our 2024 Notes and our 2022 Notes. As the notes were deemed to be legally extinguished, we were required to pay a breakage fee of $94,851 which was included as part of the purchase price consideration, and wrote off deferred financing costs and unamortized discount of $2,641 to interest expense for the Predecessor Period from January 3, 2021 to July 2, 2021.

On July 2, 2021, also in connection with the Imola Mergers, we terminated the following revolving trade accounts receivable-backed financing program in North America and Asia-Pacific.

i)

A North-America program which provided for up to $1,100,000 in borrowing capacity, originally maturing in September 2022. The interest rate of this program was dependent on designated commercial paper rates (or, in certain circumstances, an alternate rate) plus a predetermined margin.

ii)	An Asia-Pacific program which provided for a maximum borrowing capacity of up to 225,000 Australian dollars, originally maturing in June 2022

F-39

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

We have a revolving trade accounts receivable-backed financing program in Europe which provided for a borrowing capacity of up to €300,000 and £120,000, maturing in September 2023. In October 2021, this program was modified providing for a borrowing capacity of up to €300,000, or approximately $321,330 at December 31, 2022 exchange rates. We also extended the maturity date to October 2026. In November 2022, the facility was further amended, providing for a borrowing capacity of up to €375,000, or approximately $401,663 at December 31, 2022 exchange rates.

This program requires certain commitment fees, and borrowings under this program incurred financing costs based on the local short-term bank indicator rate for the currency in which the drawing is made plus a predetermined margin. At January 1, 2022 and December 31, 2022, we had borrowings of $307,372 and $327,056 under this financing program in Europe. The weighted average interest rate on the outstanding borrowings under this facility, as amended, was 0.6% and 1.3% per annum at January 1, 2022 and December 31, 2022, respectively.

We had a $1,350,000 revolving unsecured credit facility from a syndicate of multinational banks, originally maturing in October 2023, that was terminated as part of the Imola Mergers. The interest rate on this facility was based on LIBOR, plus a predetermined margin that was based on our debt ratings and leverage ratio.

As a result of terminating our revolving trade accounts receivable-based financing programs in North America and Asia-Pacific, and our $1,350,000 revolving unsecured credit facility, we wrote off, in total, $3,122 of unamortized deferred financing costs in the Predecessor Period from January 3, 2021 to July 2, 2021.

On October 13, 2020, we secured a $200,000 uncommitted line of credit with a term of five years. Applicable interest rates are determined at the time of borrowing using the bank’s money market rate. In the second quarter of 2022, we expanded the capacity of this facility to $300,000. As of December 31, 2022, there were no borrowings outstanding.

Successor Debt

As a result of the Imola Mergers, we entered into the following financing transactions.

On April 22, 2021, in anticipation of the acquisition of Ingram Micro by Platinum, Escrow Issuer offered $2,000,000 Senior Secured Notes due May 2029. Prior to the acquisition, the 2029 Notes were the sole obligation of the Escrow Issuer. Upon consummation of the acquisition on July 2, 2021, the proceeds from the notes were used, in part, to finance the acquisition and repay existing indebtedness. The notes bear interest at a rate of 4.750% per annum, which is payable semi-annually on May 15 and November 15 of each year, beginning on November 15, 2021. On July 2, 2021, we recognized $1,945,205, net of debt issuance costs of $54,795.

On July 2, 2021, we entered into the Term Loan Credit Facility for $2,000,000, the proceeds of which were also used to, among other things, finance a portion of the Imola Mergers and repay certain of our existing indebtedness. The Term Loan Credit Facility will mature on July 2, 2028 and amortizes in equal quarterly installments aggregating to 1.00% per annum. Borrowings under the Term Loan Credit Facility bear interest at a rate per annum equal to, at our option, either (1) the base rate (which is the highest of (a) the then-current federal funds rate set by the Federal Reserve Bank of New York, plus 0.50%, (b) the prime rate on such day and (c) the one-month LIBOR rate published on such date plus 1.00%) plus a margin of 2.50% or (2) LIBOR (subject to a 0.50% floor) plus a margin of 3.50%. On July 2, 2021, we recognized $1,920,761 net of debt issuance costs and discount of $59,239 and $20,000, respectively.

F-40

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

On July 2, 2021, we entered into new ABL Credit Facilities providing for senior secured asset-based, multi-currency revolving loans and letter of credit availability in an aggregate amount of up to $3,500,000 (ABL Revolving Credit Facility), subject to borrowing base capacity and a senior secured asset-based term loan facility of $500,000 (ABL Term Loan Facility and, together with the ABL Revolving Credit Facility, “ABL Credit Facilities”), both of which have contractual maturity dates in July 2026. The ABL Term Loan Facility amortizes in equal quarterly installments aggregating to 1.00% per annum. We may borrow under the ABL Revolving Credit Facility only up to our available borrowing base capacity. Borrowings under the ABL Revolving Credit Facility bear interest at a rate per annum equal to, at our option, either (1) the base rate plus a margin ranging (based on the availability under the ABL Revolving Credit Facility) from 0.25% to 0.75% or (2) LIBOR (subject to a 0% floor) plus a margin ranging (based on the availability under the ABL Revolving Credit Facility) from 1.25% to 1.75%. Borrowings under the ABL Term Loan Facility bear interest at a rate per annum equal to, at our option, either (1) the base rate plus a margin of 2.50% or (2) LIBOR (subject to a 0% floor) plus a margin of 3.50%. We capitalized $84,350 of debt issuance costs. As of January 1, 2022 and December 31, 2022, there were no borrowings outstanding under our ABL Revolving Credit Facility and as of January 1, 2022 there were $486,146 of borrowings outstanding under our ABL Term Loan Facility. On April 4, 2022, we repaid in full the outstanding borrowings on our ABL Term Loan Facility of $496,250, including $10,724 of unamortized debt issuance costs which was recognized to interest expense in the Fiscal Year Ended December 31, 2022 (Successor).

At December 31, 2022, our actual aggregate capacity under our ABL Revolving Credit Facility and other receivable-backed programs was approximately $3,901,663, of which $327,056 was used. Even if we do not borrow or choose not to borrow to the full available capacity of certain programs, most of our trade accounts receivable-backed financing programs are subject to certain restrictions outlined in our ABL Credit Facilities. These restrictions generally prohibit us from assigning or transferring the underlying eligible receivables as collateral for other financing programs, unless the underlying eligible receivables are sold in conjunction with a dedicated, non-recourse facility.

We also have additional lines of credit, short-term overdraft facilities and other credit facilities with various financial institutions worldwide, which provide for borrowing capacity aggregating $1,137,425 at December 31, 2022. Most of these arrangements are on an uncommitted basis and are reviewed periodically for renewal. At January 1, 2022 and December 31, 2022, respectively, we had $114,021 and $111,224 outstanding under these facilities. The weighted average interest rate on the outstanding borrowings under these facilities, which may fluctuate depending on geographic mix, was 4.4% and 7.9% per annum at January 1, 2022 and December 31, 2022, respectively. At January 1, 2022 and December 31, 2022, letters of credit totaling $171,335 and $165,735, respectively, were issued to various customs agencies and landlords to support our subsidiaries. The issuance of these letters of credit reduces our available capacity under the corresponding agreements by the same amount.

We are subject to certain customary affirmative covenants, including reporting and cash management requirements, and certain customary negative covenants that limit our and our subsidiaries’ ability to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to enter into restrictive agreements, to make certain investments, loans, advances, guarantees and acquisitions, to prepay certain indebtedness, to pay dividends or other distributions in respect of our and our subsidiaries’ equity interests and to engage in transactions with affiliates. At January 1, 2022 and December 31, 2022, we were in compliance with all covenants and other requirements in all of our credit facilities.

F-41

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

Note 9 — Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We record adjustments based on filed returns as such returns are finalized and resultant adjustments are identified. The Company has made an accounting policy election to treat Global Intangible Low Tax Income (“GILTI”) as a current year tax expense in the period in which it is incurred.

The components of income before income taxes consist of the following:

	Predecessor	Predecessor	Successor	Successor
	Fiscal Year Ended	Period from January 3, 2021 to July 2, 2021	Period from July 3, 2021 to January 1, 2022	Fiscal Year Ended
	2020			2022
United States	$224,506	$88,226	$(291,906)	$651,446
Foreign	613,160	416,728	408,663	2,163,095

Total	$837,666	$504,954	$116,757	$2,814,541

The provision for income taxes consists of the following:

	Predecessor	Predecessor	Successor	Successor
	Fiscal Year Ended	Period from January 3, 2021 to July 2, 2021	Period from July 3, 2021 to January 1, 2022	Fiscal Year Ended
	2020			2022
Current:
Federal	$34,692	$10,045	$166	$133,866
State	8,117	967	6,231	25,242
Foreign	149,141	115,486	122,246	243,688

	$191,950	$126,498	$128,643	$402,796

Deferred:
Federal	$5,160	$11,909	$(23,287)	$10,380
State	2,125	510	(6,499)	13,371
Foreign	(2,040)	(12,438)	(78,834)	(6,495)

	5,245	(19)	(108,620)	17,256

Provision for income taxes	$197,195	$126,479	$20,023	$420,052

F-42

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

The reconciliation of the statutory U.S. federal income tax rate to our effective tax rate is as follows:

	Predecessor	Predecessor	Successor	Successor
	Fiscal Year Ended	Period from January 3, 2021 to July 2, 2021	Period from July 3, 2021 to January 1, 2022	Fiscal Year Ended
	2020			2022
U.S. statutory rate	21.0%	21.0%	21.0%	21.0%
State income taxes, net of federal income tax benefit	1.2	0.3	(0.2)	—
U.S. tax on foreign earnings, net of foreign tax credits	(0.9)	0.3	22.0	—
Effect of international operations	2.8	4.7	13.0	1.0
Effect of change in valuation allowances	(0.6)	(2.3)	(54.7)	0.4
Effect of the CLS Sale	—	—	—	(8.3)
Non-deductible contingent consideration	—	—	13.4	—
Non-deductible transaction costs	—	—	6.1	—
Basis difference in held for sale U.S. subsidiary	—	—	(8.8)	—
Withholding tax	0.5	0.7	5.4	0.9
Other	(0.5)	0.3	(0.1)	(0.1)

Effective tax rate	23.5%	25.0%	17.1%	14.9%

Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Net deferred tax assets and liabilities are classified as non-current in the Consolidated Balance Sheets.

F-43

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

Significant components of our net deferred tax assets and liabilities are as follows:

	Successor	Successor
	January 1, 2022	December 31, 2022
Deferred tax assets:
Net operating loss carryforwards	$142,562	$135,898
Tax credit carryforwards	21,680	25,552
Employee benefits	73,548	59,436
Inventory	41,930	29,114
Depreciation and amortization	24,084	24,700
Operating lease liabilities	103,796	106,722
Sales return reserve	36,365	35,460
Allowance on trade accounts receivable	25,365	31,638
Reserves and accruals not currently deductible for income tax purposes	33,511	28,908
Other	51,040	39,123

Total deferred tax assets	553,881	516,551
Valuation allowance	(53,351)	(77,852)

Subtotal	500,530	438,699

Deferred tax liabilities:
Depreciation and amortization	(308,065)	(249,770)
Operating lease assets	(105,185)	(102,759)
Inventory rights	(31,285)	(29,988)
Other	(32,533)	(46,355)

Total deferred tax liabilities	(477,068)	(428,872)

Net deferred tax assets	$23,462	$9,827

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including the nature of the deferred tax assets and related statutory limits on utilization, recent operating results, future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of or less than the net recorded amount, we would make an adjustment to the valuation allowance which would reduce or increase the provision for income taxes.

Platinum formed Ingram Micro Holding Corporation and, through their affiliate Imola Acquisition Corporation, acquired 100% of the share capital of Ingram Micro on July 2, 2021. In accordance with ASC 805, all of our identifiable assets and liabilities were measured at and adjusted to their estimated fair values as of the Acquisition Closing Date which increased book basis with no correlative increase to tax basis resulting in a net deferred tax liabilities increase of $276,820.

We considered the positive and negative evidence related to our Luxembourg treasury operations and concluded its net deferred tax assets, primarily net operating losses (“NOLs”) with primarily an indefinite life and a smaller portion with a 14-year remaining life, are more likely than not realizable. Positive evidence included a restructuring of certain intercompany debts that resulted in significant increase to forecasted income

F-44

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

that is objectively verifiable; such forecast supports utilization of NOLs prior to expiration. As a result, we reversed the full valuation allowance against Luxembourg treasury center deferred tax assets as of January 1, 2022. The release generated a non-cash income tax benefit of $63,519 during the 2021 Successor Period.

At December 31, 2022, we had deferred tax assets related to NOL carryforwards of $135,898 along with a valuation allowance of $42,751. $60,601 of the remaining $93,147 of net deferred tax assets associated with NOL carryforwards have no expiration date. The NOL carryforwards with no expiration date are comprised of $47,079 in Luxembourg, $6,423 in Belgium and $7,099 in a number of other jurisdictions worldwide. The $32,546 of net deferred tax assets associated with NOL carryforwards that have an expiration date are comprised of $24,415 in Luxembourg with expirations beginning in 2035 and $8,131 in a number of different jurisdictions with various expiration dates. A portion of the carryforwards may expire before being applied to reduce future income tax liabilities. We monitor our other deferred tax assets for realizability in a similar manner to those described above and will record or release valuation allowances as required to reflect the amount more likely than not to be realized.

At December 31, 2022, our tax credit carryforwards for income tax purposes were $25,552. The total credit balance is comprised of U.S. federal foreign tax credits carryforwards of $24,163 and state tax credit carryforwards of $1,389. These credit carryforwards have a full valuation allowance recorded against them.

During Fiscal Year Ended December 31, 2022 (Successor), the valuation allowance increased by a net of $24,501 as compared to the Successor Period ended January 1, 2022, which was driven primarily by an increase in both U.S. foreign tax credits and associated valuation allowances. The remaining change relates primarily to book operating losses in certain subsidiaries that are currently not expected to be realized through future taxable income in these entities, partially offset by previously reserved amounts that became realizable based on taxable income generated in the current year.

We have not provided tax on undistributed foreign earnings of approximately $5,000,000 and $3,700,000 as of January 1, 2022 and December 31, 2022, respectively, because such earnings are considered to be indefinitely reinvested. A determination of the deferred tax liability on such earnings is not practical due to the complexity of the hypothetical calculation.

F-45

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

	Predecessor	Predecessor	Successor	Successor
	Fiscal Year Ended	Period from January 3, 2021 to July 2, 2021	Period from July 3, 2021 to January 1, 2022	Fiscal Year Ended
	2020			2022
Gross unrecognized tax benefits at beginning of the year	$20,423	$18,148	$20,113	$18,978
Increases in tax positions for prior years	5,062	2,676	503	465
Decreases in tax positions for prior years	(3,736)	(1,107)	(894)	(315)
Increases in tax positions for current year	1,787	897	826	1,291
Settlements	(386)	(501)	(768)	(935)
Lapse in statute of limitations	(5,002)	—	(802)	(5,145)

Gross unrecognized tax benefits at end of the year	$18,148	$20,113	$18,978	$14,339

The total amount of gross unrecognized tax benefits is $14,339 as of December 31, 2022, substantially all of which would impact the effective tax rate if recognized.

We recognize interest and penalties related to unrecognized tax benefits in income tax expense. Total accruals for interest and penalties on our unrecognized tax benefits were $9,483 and $8,956 as of January 1, 2022, and December 31, 2022, respectively.

We conduct business globally and, as a result, we and/or one or more of our subsidiaries file income tax returns in the U.S. federal and various state jurisdictions and in over fifty foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities in many of the jurisdictions in which we operate. In our material tax jurisdictions, the statute of limitations is open, in general, for three to five years.

In the U.S., the IRS has started their examination of our 2019 and 2020 tax years. It is possible that within the next twelve months, (1) ongoing tax examinations in the U.S., states, and several of our foreign jurisdictions may be resolved, (2) new tax exams may commence, and (3) other issues may be effectively settled. However, we do not expect our assessment of unrecognized tax benefits to change significantly over that time.

Note 10 — Commitments and Contingencies

As a company with a substantial employee population and with operations in a large number of countries, Ingram Micro is involved, either as a plaintiff or defendant, in a variety of ongoing claims, demands, suits, investigations, tax matters and proceedings that arise from time to time in the ordinary course of its business. The Company records a provision with respect to a claim, suit, investigation, or proceeding when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If there is at least a reasonable possibility that a material loss may have been incurred associated with pending legal claims, or when assertion of unasserted material claims are considered probable, we disclose such fact, and if reasonably estimable, we provide an estimate of the possible loss or range of possible loss. We record our best estimate of a loss related to pending legal and regulatory proceedings when the loss is considered probable and the amount can be reasonably estimated. Where a range of loss can be reasonably estimated with no best estimate in the range, we record the minimum estimated liability. As additional information becomes available, we assess the potential liability

F-46

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

related to pending legal and regulatory proceedings and revise our estimates and update our disclosures accordingly. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. Our legal costs associated with legal matters are recorded to expense as incurred.

The Company reviews claims, suits, investigations and proceedings at least quarterly, and decisions are made with respect to recording or adjusting provisions and disclosing reasonably possible losses or range of losses (individually or in the aggregate). Whether any losses, damages, or remedies finally determined in any claim, suit, investigation or proceeding could reasonably have a material effect on the Company’s business, financial condition, results of operations or cash flows will depend on a number of variables, including: the timing and amount of such losses or damages; the structure and type of any such remedies; the significance of the impact of such losses, damages or remedies may have in the consolidated financial statements; and the unique facts and circumstances of the particular matter that may give rise to additional factors.

In early March 2021, the Supreme Federal Tribunal in Brazil handed down a decision regarding the incidence of indirect taxes on the sales of off-the-shelf software (“New Leading Case”). Based on the decision published in the official gazette, the New Leading Case establishes the obligation to pay a certain indirect tax (“ISS”) on sales of off-the-shelf software. ISS tax rates vary by municipality, but are typically approximately 2% to 3%, and are a cost passed on to our customers. Based on the New Leading Case, ISS tax rates would only be applicable to a small subset of our total sales. The New Leading Case departs from the previous 1998 Supreme Court decision that provided that sales of off-the-shelf software were not subject to ISS; therefore, we have adjusted our tax administration of ISS to align to the New Leading Case prospectively. Based on the published New Leading Case and further based upon the advice of counsel we also established a tax reserve in the first quarter of 2021 for approximately Brazilian Reais 23,301 ($4,466 at December 31, 2022 exchange rates) for unassessed periods where the government could potentially attempt to assert ISS tax is due on certain sales. As a result of the New Leading Case, we also believe the total increase in ISS tax exposures, that do not represent a probable liability, including historical cases in litigation, is Brazilian Reais 109,697 ($21,025 at December 31, 2022 exchange rates) in principal and associated penalties, interest, and fines.

In May 2021, the Supreme Federal Tribunal in Brazil delivered a decision regarding whether Imposto de Circulação de Mercadorias e Serviços (“ICMS”), a state level sales tax, should be included in the tax base used to calculate contributions to the Social Integration Program (“PIS”) and contributions to Finance Social Security (“COFINS”), a federal tax levied on revenue. The court decided in the taxpayer’s favor by excluding ICMS from the PIS and COFINS tax basis. We recalculated our PIS and COFINS balances for the open tax years of 2012 to 2021 to align with the Supreme Federal Tribunal decision which resulted in a tax benefit being recorded in the second quarter of 2021 of Brazilian Reais 82,380 ($15,789 at December 31, 2022 exchange rates) including principal and interest. We also believe the total increase in PIS and COFINS tax exposures associated with the tax authorities’ application of the decision, that do not represent a probable liability, is Brazilian Reais 42,665 ($8,177 at December 31, 2022 exchange rates).

Our Brazilian subsidiary has received a number of tax assessments primarily related to reporting compliance topics as well as transaction-tax related matters largely involving applicability of tax and categorization of products and services. The total amount related to these assessments, assessments described above and similar tax exposures that are not yet assessed that gives rise to a probable liability where a reserve has been established is Brazilian Reais 75,766 ($14,521 at December 31, 2022 exchange rates) in principal and associated penalties, interest and fines. The total amount related to these assessments, assessments described above and similar tax exposures that are not yet assessed that we believe gives rise to a reasonably possible loss is Brazilian Reais 699,883 ($134,140 at December 31, 2022 exchange rates) in principal and associated penalties, interest and fines.

F-47

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

On June 26, 2013, raids were performed by the French Competition Authority (“FCA”) in the offices of our subsidiary in France (“Ingram Micro France”), one of our competitors and one of our vendors in relation to alleged anticompetitive practices. On October 30, 2018, the investigation services of the FCA filed a Statement of Objections against Ingram Micro France, as primary infringer, and Ingram Micro Europe BVBA and Ingram Micro, as parent companies (“Ingram”). The investigation services of the FCA brought two charges: improper exchange of information with a competitor in a hub-and-spoke manner and vertical inventory and customer allocation with one of our vendors. On March 16, 2020, after an exchange of responses and an oral hearing, the Board of the FCA issued its decision dropping the first allegation (improper exchange of information) for lack of evidence, upholding the second allegation (vertical inventory and customer allocation) and imposing a fine of €62,900 ($67,372 at December 31, 2022 exchange rates) on Ingram. In July 2020, we appealed the decision of the Board of the FCA to the Paris Court of Appeals. As the appeal did not suspend the obligation to pay the fine, Ingram negotiated with the French Treasury a payment plan including quarterly payments of approximately €1,570 ($1,682 at December 31, 2022 exchange rates) starting in March 2021 and continuing until the appeal was decided as well as reduced penalties for late payment of 2% (instead of the customary 10%). Additionally, we provided a third-party surety bond at the time to the FCA to guarantee the payment of the amount of the fine and interest, if applicable. On October 6, 2022, the Paris Court of Appeals issued a decision maintaining the infraction of vertical inventory and customer allocation and reducing the fine from €62,900 ($67,372 at December 31, 2022 exchange rates) to €19,500 ($20,886 at December 31, 2022 exchange rates). The Company continues to contest the arguments of the FCA and further appealed this matter to the “Cour de Cassation.” As the appeal to the “Cour de Cassation,” did not suspend the obligation to pay the fine, in the third quarter of 2022, we recorded a contingent liability at that time within our Consolidated Balance Sheets. Under the payment plan agreed with the French Treasury, Ingram Micro France had already paid €10,629 ($11,385 at December 31, 2022 exchange rates) to date. On November 4, 2022, Ingram Micro France made an additional payment of €8,871 ($9,502 at December 31, 2022 exchange rates) to complete the total amount of the fine of €19,500 ($20,886 at December 31, 2022 exchange rates) and the French Treasury released the third-party surety bond. On June 3, 2021, the reseller whose complaint to the FCA gave rise to the investigation filed a follow-on civil claim in the Paris Commercial Court seeking €95,000 ($101,755 at December 31, 2022 exchange rates) in damages from Ingram, one of our competitors and one of our vendors. On May 30, 2022, the Paris Commercial Court postponed the hearing on this reseller claim pending resolution of the appeal on the main case. On October 24, 2022, the reseller requested the re-opening of the proceedings. We are currently evaluating this matter in light of the October 6, 2022 decision issued by the Paris Court of Appeals and cannot currently estimate the probability or amount of any potential loss.

On January 26, 2021, we first learned through external sources that on June 27, 2019, the Court of Additional Chief Metropolitan Magistrate (Special Acts), Central District, Tis Hazari in New Delhi (the “New Delhi Court”) issued a summoning order naming Ingram Micro India Ltd. (“IMIL”) as one of 40 legal entity defendants in a criminal complaint. IMIL is accused by the Serious Fraud Office of cheating and criminal conspiracy based on four payments it made over 15 years ago at the request of a certain vendor. In February 2021 outside legal counsel appeared on IMIL’s behalf at the New Delhi Court and requested relevant documentation pertaining to these charges to assess IMIL’s legal position. IMIL has vigorously contested the charges as we believe the charges to be meritless and in December 2021 filed a motion to dismiss.

On November 22, 2018, the “Guardia di Finanza” (tax police) of Ferrara executed a search warrant on the Company’s subsidiary in Italy (“Ingram Italy”) and the residence of our country chief executive looking for records related to VAT exempt sales made by Ingram Italy to 20 customers during the period from 2013 to 2017. The police allege that the Company was a willing participant in a VAT carousel as a result of which approximately €17,374 ($18,609 at December 31, 2022 exchange rates) of VAT were fraudulently not paid to the tax authorities. On December 27, 2020, the tax authorities issued a tax assessment for unpaid VAT during the

F-48

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

2013 fiscal year for a total of €1,766 ($1,892 at December 31, 2022 exchange rates) plus interest and penalties. On May 6, 2022, the administrative tax court notified the Company of a decision unfavorable to Ingram in connection with the 2013 assessment. The total amount related to the 2013 tax assessment, and similar tax exposures for 2014 through 2017 that are not yet assessed that we believe gives rise to a reasonably possible loss is €42,616 ($45,646 at December 31, 2022 exchange rates) in tax and associated penalties and interest. Separately, the prosecutor of Milan pressed criminal charges against three of Ingram Italy’s associates, alleging that the associates facilitated the sales to VAT-exempt resellers who did not pay taxes. The Company believes that the associates accused did not engage in any improper or illicit conduct. On June 14, 2022, Ingram Italy entered into a settlement agreement with the tax authorities whereby Ingram Italy, without admission of any wrongdoing, agreed to pay €6,155 ($6,593 at December 31, 2022 exchange rates) in satisfaction of principal, interest and penalties for the entire period from 2013 to 2017. Ingram Italy paid the settlement amount in June 2022 and the tax court approved the settlement in November 2022.

In September 2021, the Company’s subsidiary in Saudi Arabia received a tax assessment for Saudi Riyal 238,152 ($63,372 at December 31, 2022 exchange rates) in tax and associated penalties issued by ZATCA (tax and customs authority) asserting that withholding tax was due on software purchases held for resale from non-resident vendors from 2015 through 2020. We believe the tax assessment gives rise to a reasonably possible loss of Saudi Riyal 238,152 ($63,372 at December 31, 2022 exchange rates) in tax and associated penalties. In addition, we believe it is likely tax authorities will assess us for software purchases held for resale from non-vendors for the years 2021 and 2022, which gives rise to a reasonably possible loss of Saudi Riyal 175,897 ($46,806 at December 31, 2022 exchange rates) in tax and associated penalties. We strongly believe that we have administered taxes correctly, that these purchases of software held for resale are not subject to withholding tax and that we will ultimately prevail in this matter.

We may be subject to non-income based tax unasserted claims related to transactions with certain non-U.S. affiliates and indirect tax related matters. As of December 31, 2022, the Company is unable to reasonably estimate the possible losses or range of losses, if any, arising from unasserted claims due to a number of factors, including the presence of complex or novel legal theories and the ongoing discovery and development of information important to potential unasserted claims. Claims, suits, investigations and proceedings are inherently uncertain, and it is not possible to predict the ultimate outcome of unasserted claims. It is possible that the Company’s business, financial condition, results of operations or cash flows could be materially affected in any particular period by the resolution of potential claims.

As is customary in the IT distribution industry, we have arrangements with certain finance companies that provide inventory-financing facilities for our customers. In conjunction with certain of these arrangements, we have agreements with the finance companies that would require us to repurchase certain inventory that might be repossessed from the customers by the finance companies. Due to various reasons, including among other items, the lack of information regarding the amount of salable inventory purchased from us that is still on hand with the customer at any point in time, repurchase obligations relating to inventory cannot be reasonably estimated. Repurchases of inventory by us under these arrangements have been insignificant to date.

We have guarantees to third parties that provide financing to a limited number of our customers. Net sales under these arrangements accounted for less than one percent of our consolidated net sales for each of the periods presented. The guarantees require us to reimburse the third party for defaults by these customers up to an aggregate of $13,064. The fair value of these guarantees has been recognized as cost of sales on the Consolidated Statements of Income to these customers and is included in accrued expenses on the Consolidated Balance Sheets.

F-49

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

Note 11 — Employee Awards

Activity related to the cash awards was as follows:

Number of Cash Awards (in thousands)
Non-vested at December 28, 2019 (Predecessor)	105,504
Granted	54,879
Vested	(35,648)
Forfeited	(12,646)

Non-vested at January 2, 2021 (Predecessor)	112,089
Granted	65,747
Vested	(49,796)
Forfeited	(27,331)

Non-vested at July 2, 2021 (Predecessor)	100,709

Non-vested at July 3, 2021 (Successor)	100,709
Granted	2,513
Vested	(6,883)
Forfeited	(3,014)

Non-vested at January 1, 2022 (Successor)	93,325
Granted	45,501
Vested	(45,870)
Forfeited	(16,234)

Non-vested at December 31, 2022 (Successor)	76,722

	Predecessor	Predecessor	Successor	Successor
	Fiscal Year Ended	Period from January 3, 2021 to July 2, 2021	Period from July 3, 2021 to January 1, 2022	Fiscal Year Ended
	2020			2022
Compensation expense - cash awards	$50,996	$27,428	$28,576	$35,418

Related income tax benefit	$12,749	$6,857	$7,144	$8,854

As of December 31, 2022, the unrecognized compensation costs related to the cash awards was $30,303. We expect this cost to be recognized over a remaining weighted-average period of approximately 1.2 years.

F-50

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

Activity related to the awards granted in the Participation Plan was as follows:

Number of Units (in thousands)
Non-vested at July 3, 2021 (Successor)	—
Granted	216,875
Vested	—
Forfeited	—

Non-vested at January 1, 2022 (Successor)	216,875
Granted	11,039
Vested	—
Forfeited	(36,200)

Non-vested at December 31, 2022 (Successor)	191,714

As of December 31, 2022, there was no unrecognized compensation costs for these awards.

Note 12 — Segment Information

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. Our CODM is our Chief Executive Officer. Our reportable segments coincide with the geographic operating segments which include North America, Europe (which includes Middle East and Africa), Asia-Pacific, and Latin America. The measure of segment profit is income from operations.

Geographic areas in which we operated our reportable segments during 2022 include North America (the United States and Canada), EMEA (Austria, Belgium, Bosnia and Herzegovina, Bulgaria, Croatia, Czech Republic, Denmark, Egypt, Finland, France, Germany, Hungary, Ireland, Israel, Italy, Kosovo, Lebanon, Luxembourg, Macedonia, Morocco, Netherlands, Norway, Oman, Pakistan, Poland, Portugal, Qatar, Romania, Russian Federation, Saudi Arabia, Serbia, Slovenia, Spain, Sweden, Switzerland, Turkey, United Arab Emirates and the United Kingdom), Asia-Pacific (Australia, Bangladesh, the People’s Republic of China including Hong Kong, India, Indonesia, Japan, Malaysia, New Zealand, Philippines, Singapore, Sri Lanka, and Thailand), and Latin America (Argentina, Brazil, Chile, Colombia, Costa Rica, Ecuador, Mexico, Peru, Uruguay and our Latin American export operations in Miami).

We do not allocate cash-based compensation recognized to our reportable segments; therefore, we are reporting this as a separate amount (see Note 11, “Employee Awards”). Assets by reportable segment are not presented below as our CODM does not review assets by reportable segment.

F-51

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

Financial information by reportable segment is as follows:

	Predecessor	Predecessor	Successor	Successor
	Fiscal Year Ended	Period from January 3, 2021 to July 2, 2021	Period from July 3, 2021 to January 1, 2022	Fiscal Year Ended
	2020			2022
Net sales
North America	$20,417,713	$10,568,316	$11,572,674	$20,908,493
EMEA	15,771,247	8,538,634	8,526,486	15,052,242
Asia-Pacific	10,275,479	5,519,718	6,097,137	11,184,575
Latin America	2,656,014	1,780,201	1,852,406	3,679,180

Total Net sales	$49,120,453	$26,406,869	$28,048,703	$50,824,490

Income from operations
North America	$429,868	$201,981	$202,717	$414,128
EMEA	278,432	170,646	196,473	314,823
Asia-Pacific	188,666	114,637	127,399	230,494
Latin America	54,252	64,770	61,310	113,473
Gain on CLS Sale	—	—	—	2,283,820
Corporate	(9,900)	894	(235,563)	(72,390)
Cash-based compensation	(50,996)	(27,428)	(28,576)	(35,418)

Total	$890,322	$525,500	$323,760	$3,248,930

Capital expenditures
North America	$88,763	$41,352	$38,867	$100,671
EMEA	36,077	16,827	41,342	22,507
Asia-Pacific	7,373	3,973	4,064	6,190
Latin America	2,912	1,008	2,311	6,417

Total	$135,125	$63,160	$86,584	$135,785

Depreciation
North America	$85,297	$41,825	$57,411	$72,991
EMEA	32,597	18,786	20,734	18,016
Asia-Pacific	9,242	4,558	5,851	8,669
Latin America	4,598	2,574	3,026	6,396

Total	$131,734	$67,743	$87,022	$106,072

Amortization of intangible assets
North America	$34,152	$17,020	$23,030	$42,253
EMEA	25,109	12,866	14,592	25,126
Asia-Pacific	1,497	749	11,568	20,308
Latin America	2,049	1,164	1,272	3,352

Total	$62,807	$31,799	$50,462	$91,039

F-52

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

The integration, transition and other costs included in income from operations by reportable segments are as follows:

	Predecessor	Predecessor	Successor	Successor
	Fiscal Year Ended	Period from January 3, 2021 to July 2, 2021	Period from July 3, 2021 to January 1, 2022	Fiscal Year Ended
Integration, transition and other costs (a)	2020			2022
North America	$1,690	$(1,408)	$(369)	$(2,334)
EMEA	5,430	1,175	3,737	16,497
Asia-Pacific	1,175	(161)	—	6,864
Latin America	465	(6,529)	(78)	2,428
Corporate	9,900	(894)	235,563	72,390
Gain on CLS Sale	—	—	—	(2,283,820)

Total	$18,660	$(7,817)	$238,853	$(2,187,975)

(a)

Costs are primarily related to (i) professional, consulting and integration costs associated with our acquisitions and the Imola Mergers, and (ii) consulting, retention and transition costs associated with our organizational effectiveness program charged to SG&A.

Net sales and long-lived assets for the United States, which is our country of domicile, are as follows:

	Predecessor		Predecessor		Successor		Successor
	Fiscal Year Ended		Period from January 3, 2021 to July 2, 2021		Period from July 3, 2021 to January 1, 2022		Fiscal Year Ended
	2020						2022
Net sales:
United States	$18,645,045	38%	$9,770,273	37%	$10,707,388	38%	$19,464,781	38%
Outside of the United States	30,475,408	62	16,636,596	63	17,341,315	62	31,359,709	62

Total	$49,120,453	100%	$26,406,869	100%	$28,048,703	100%	$50,824,490	100%

	Successor	Successor	Successor	Successor
	January 1, 2022	December 31, 2022	January 1, 2022	December 31, 2022
Long-lived assets:
United States	$811,944	$795,801	45%	47%
Outside of the United States	997,918	883,768	55%	53%

Total	$1,809,862	$1,679,569	100%	100%

F-53

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

The following table summarizes additional entity-wide disclosure of net sales by product category for the following periods:

	Predecessor		Predecessor		Successor		Successor
	Fiscal Year Ended		Period from January 3, 2021 to July 2, 2021		Period from July 3, 2021 to January 1, 2022		Fiscal Year Ended
	2020						2022
Net sales:
Commercial & Consumer	$31,260,335	64%	$16,900,639	64%	$18,310,621	65%	$31,994,972	63%
Advanced Solutions	13,495,823	27%	7,329,449	28%	8,309,073	30%	17,353,836	34%
Cloud-based Solutions	225,713	1%	125,975	1%	161,669	1%	325,981	1%
Other(1)	4,138,582	8%	2,050,806	7%	1,267,340	4%	1,149,701	2%

Total	$49,120,453	100%	$26,406,869	100%	$28,048,703	100%	$50,824,490	100%

(1)	Other net sales consists mainly of revenues associated with our Commerce & Lifecycle Services business which was primarily disposed of and sold effective April 4, 2022.

Note 13 — Derivative Financial Instruments

We use foreign currency forward contracts primarily to manage currency risk associated with foreign currency-denominated trade accounts receivable, accounts payable and intercompany loans. At January 1, 2022 and December 31, 2022, we had no derivatives that were designated as hedging instruments.

The notional amounts and fair values of derivative instruments in our Consolidated Balance Sheets are as follows:

	Notional Amounts (1)		Fair Value
	January 1, 2022 (Successor)	December 31, 2022 (Successor)	January 1, 2022 (Successor)	December 31, 2022 (Successor)
Derivatives not receiving hedge accounting treatment recorded in:
Other current assets:
Foreign exchange contracts	$466,996	$558,974	$2,513	$5,170
Other assets:
Other (2)	1,265	1,265	5,292	6,917
Accrued expenses:
Foreign exchange contracts	1,391,659	1,187,413	(13,072)	(17,139)

Total	$1,859,920	$1,747,652	$(5,267)	$(5,052)

(1)	Notional amounts represent the gross amount of foreign currency bought or sold at maturity for foreign exchange contracts.
(2)	Related to a convertible note receivable derivative.

F-54

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

The amount recognized in earnings from our derivative instruments not receiving hedge accounting treatment, including ineffectiveness, is recorded in net foreign currency exchange (gain) loss as follows and is largely offset by the change in fair value of the underlying hedged assets or liabilities:

	Predecessor	Predecessor	Successor	Successor
	Fiscal Year Ended	Period from January 3, 2021 to July 2, 2021	Period from July 3, 2021 to January 1, 2022	Fiscal Year Ended
	2020			2022
Net loss (gain) recognized in earnings	$66,220	$(33,637)	$(21,500)	30,310

Note 14 — Fair Value Measurements

Our assets and liabilities carried at fair value are classified and disclosed in one of the following three categories: Level 1 — quoted market prices in active markets for identical assets and liabilities; Level 2 — observable market-based inputs or unobservable inputs that are corroborated by market data; and Level 3 — unobservable inputs that are not corroborated by market data.

As of January 1, 2022, our assets and liabilities measured at fair value on a recurring basis are categorized in the table below:

	January 1, 2022 (Successor)
	Total	Level 1	Level 2	Level 3
Assets:
Derivative assets	$7,805	$—	$7,805	$—
Investments held in Rabbi Trust	84,921	84,921	—	—

Total assets at fair value	$92,726	$84,921	$7,805	$—

Liabilities:
Derivative liabilities	$13,072	$—	$13,072	$—
Contingent consideration	335,015	—	—	335,015

Total liabilities at fair value	$348,087	$—	$13,072	$335,015

As of December 31, 2022, our assets and liabilities measured at fair value on a recurring basis are categorized in the table below:

	December 31, 2022 (Successor)
	Total	Level 1	Level 2	Level 3
Assets:
Derivative assets	$12,087	$—	$12,087	$—
Investments held in Rabbi Trust	70,432	70,432	—	—

Total assets at fair value	$82,519	$70,432	$12,087	$—

Liabilities:
Derivative liabilities	$17,139	$—	$17,139	$—
Contingent consideration	4,307	—	—	4,307

Total liabilities at fair value	$21,446	$—	$17,139	$4,307

F-55

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

The fair value of the cash equivalents approximated its carrying value and the gain or loss on the marketable trading securities was recognized in the Consolidated Statements of Income to reflect these investments at fair value. The contingent consideration related to the Imola Mergers was measured in the Successor Period from July 3, 2021 to January 1, 2022 at fair value using a Monte Carlo simulation analysis of projected EBITDA and discounted at a risk-free rate. This contingent consideration was fully expensed in the Successor Period from July 3, 2021 to January 1, 2022 due to changes in our estimates and the performance target being met.

Our senior secured notes due in 2029, Term Loan Credit Facility, and ABL Term Loan Facility are stated at amortized cost, and their respective fair values were determined based on Level 2 criteria. The fair values and carrying values of these notes are shown in the tables below:

	January 1, 2022 (Successor)
		Fair Value
	Carrying Value	Total	Level 1	Level 2	Level 3
Liabilities:
Senior secured notes, 4.75% due 2029	$1,948,714	$2,042,500	$—	$2,042,500	$—
Term loan credit facility	1,916,422	1,990,000	—	1,990,000	—
ABL term loan facility(1)	486,146	502,475	—	502,475	—

	$4,351,282	$4,534,975	$—	$4,534,975	$—

(1)

On April 4, 2022, we used a portion of the proceeds, net of tax, from the CLS Sale to repay in full the outstanding borrowings on our ABL term loan facility of approximately $496,250 and recognized approximately $10,724 of unamortized debt issuance costs within interest expense in the Fiscal Year Ended December 31, 2022 (Successor).

	December 31, 2022 (Successor)
		Fair Value
	Carrying Value	Total	Level 1	Level 2	Level 3
Liabilities:
Senior secured notes, 4.75% due 2029	$1,955,732	$1,735,000	$—	$1,735,000	$—
Term loan credit facility	1,907,741	1,940,450	—	1,940,450	—

	$3,863,473	$3,675,450	$—	$3,675,450	$—

The carrying amounts of our trade accounts receivable, accounts payable and other accrued expenses approximate fair value because of the short maturity of these items. Our ABL Credit Facilities and European revolving trade accounts receivable-backed financing program bear interest at variable rates based on designated local reference rates and commercial paper rates, respectively, plus a predetermined fixed margin. The interest rates of our revolving unsecured credit facilities and other debt are dependent upon the local short-term bank indicator rate for a particular currency, which also resets regularly. The carrying amounts of all these facilities approximate their fair value because of the revolving nature of the borrowings and because the all-in rate (consisting of variable rates and fixed margin) adjusts regularly to reflect current market rates with appropriate consideration for our credit profile.

F-56

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

Note 15 — Employee Benefit Plans

Our U.S.-based employee savings benefit plans permit eligible employees to make contributions up to certain limits, which are matched by us at stipulated percentages. Our contributions charged to expense were $13,111, $7,844, $6,762 and $12,901 in the Predecessor Periods Fiscal Year Ended 2020 and from January 2, 2021 to July 2, 2021 and the Successor Periods from July 3, 2021 to January 1, 2022 and Fiscal Year Ended 2022, respectively.

Deferred Compensation Plan

During 2017, we established a non-qualified deferred compensation plan (“NQDC”) that provides certain key officers and employees the ability to defer a portion of their compensation until a later date. The assets are held in a “Rabbi Trust” which invests in various mutual funds as directed by the plan participants. The Rabbi Trust is intended to be used as a source of funds to match respective funding obligations to participants. The assets of the trust are subject to the claims of our creditors in the event that we become insolvent. The assets and liabilities of the plan are recorded within other assets and other liabilities, respectively, in the Consolidated Balance Sheets. Changes in the deferred compensation balance are recorded to compensation expense and reflected within SG&A expenses of our Consolidated Statements of Income. For amounts currently held on the Consolidated Balance Sheets, see Note 14, “Fair Value Measurements”.

Self-Insurance

In 2020, we began to self-insure coverage for certain U.S. employee medical claims. Amounts accrued for such medical insurance coverage aggregates to $9,047 and $8,467 as of January 1, 2022 and December 31, 2022, respectively, and are classified within accrued expenses on the Consolidated Balance Sheet.

Note 16 — Stockholders’ Equity

Following Imola Mergers, our certificate of incorporation authorizes us to issue 30,000 shares of Class A common stock and 300 shares of Class B common stock, of which 26,382 and 198, respectively, were issued and outstanding as of December 31, 2022. The rights of the holders of Class A and Class B common stock are identical except for voting rights. Under the Former Parent of Ingram Micro Inc., our certificate of incorporation authorized us to issue 500 shares, of which 100 were issued and outstanding prior to the Imola Mergers.

Dividends Paid to Stockholders

During the Predecessor Periods Fiscal Year Ended 2020, and from January 3, 2021 to July 2, 2021, the Board of Directors approved and paid cash dividends totaling $356,125, and $215,182, respectively, which were paid to the stockholder of record, GCL Investment Holdings Inc., a subsidiary of HNA Tech. During the fiscal year ended January 2, 2021, we also paid cash dividends totaling $3,813 to the Aptec Saudi minority interest stockholders of record. During the Fiscal Year Ended 2022 (Successor), we paid a cash dividend of $1,750,000 to Platinum from the proceeds of the CLS Sale, as well as a cash dividend of $3,697 to the Aptec Saudi minority interest stockholders of record.

Note 17 — Related Party Transactions

In connection with the Imola Mergers, we entered into a Corporate Advisory Services Agreement (the “CASA”) with Platinum Equity Advisors, LLC (“Platinum Advisors”), an entity affiliated with Platinum, pursuant to which Platinum Advisors provides corporate and advisory services to us. The Company will incur an

F-57

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

annual fee of $25,000, plus expenses incurred by Platinum Advisors in rendering such services. For the Successor Periods from July 3, 2021 to January 1, 2022 and Fiscal Year Ended 2022, we incurred fees and expenses of $16,665 and $51,767, respectively, under the CASA. These amounts have been included within SG&A expenses within the Consolidated Statements of Income.

In July 2021, we issued loans to management for approximately $7,000 in connection with their participation as non-material limited partners in the Imola Mergers. The loans were fully repaid on April 7, 2022.

In October 2021, we entered into an executive transition agreement with our former CEO and current Executive Chairman which, subject to certain terms, resulted in payments totaling $27,800 in 2022. During the Successor Periods from July 3, 2021 to January 1, 2022 and Fiscal Year Ended 2022, we recognized $9,400 and $18,683, respectively, of expense related to this agreement.

As of January 1, 2022 (Successor), we had a loan of approximately $19,805 due to an entity affiliated with Platinum that was issued in connection with the Imola Mergers. The loan was fully repaid in March 2022.

Note 18 — Subsequent Events

We have evaluated the impact of subsequent events of Ingram Micro through March 8, 2023, the date the consolidated financial statements were available to be issued, and have determined that no additional subsequent events required disclosure in the consolidated financial statements.

In connection with the reissuance of the financial statements, we have evaluated subsequent events through September 15, 2023, the date the financial statements were available to be reissued, and have determined that no additional subsequent events required disclosure in the consolidated financial statements.

F-58

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

(In 000s)

Description	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions	Other(*)	Held for Sale	Balance at End of Year
Allowance for doubtful accounts:
2022 (Successor)	$143,311	$26,804	$(27,706)	$(2,081)	$—	$140,328
Period from July 3, 2021 to January 1, 2022 (Successor)	141,606	24,239	(16,377)	(3,976)	(2,181)	143,311
Period from January 3, 2021 to July 2, 2021 (Predecessor)	143,646	38,089	(17,758)	(22,371)	—	141,606
2020 (Predecessor)	119,798	33,571	(33,894)	24,171	—	143,646
Allowance for sales returns:
2022 (Successor)	$20,753	$52,407	$(50,117)	$381	$—	$23,424
Period from July 3, 2021 to January 1, 2022 (Successor)	18,919	98,472	(96,505)	(133)	—	20,753
Period from January 3, 2021 to July 2, 2021 (Predecessor)	17,048	75,391	(73,433)	(87)	—	18,919
2020 (Predecessor)	15,838	186,075	(185,097)	232	—	17,048

(*)	“Other” includes recoveries, acquisitions, changes in accounting standards and the effect of fluctuation in foreign currency.

F-59

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except par value and share data)

(Unaudited)

	December 31, 2022	September 30, 2023
	Restated
ASSETS
Current assets:
Cash and cash equivalents	$1,320,137	$864,627
Trade accounts receivable (less allowances of $140,328 and $162,316 respectively)	8,892,419	8,739,802
Inventory	5,357,929	4,820,639
Other current assets	830,357	1,072,670

Total current assets	16,400,842	15,497,738
Property and equipment, net	349,450	438,708
Operating lease right-of-use assets	372,648	414,881
Goodwill	844,736	842,012
Intangible assets, net	957,471	887,930
Other assets	401,323	502,635

Total assets	$19,326,470	$18,583,904

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$9,958,081	$9,388,484
Accrued expenses and other	1,284,773	1,240,961
Short-term debt and current maturities of long-term debt	200,327	352,309
Short-term operating lease liabilities	88,258	99,841

Total current liabilities	11,531,439	11,081,595
Long-term debt, less current maturities	4,174,027	3,619,081
Long-term operating lease liabilities, net of current portion	322,671	359,465
Other liabilities	240,265	293,019

Total liabilities	16,268,402	15,353,160

Commitments and contingencies (Note 11)
Stockholders’ equity:
Class A Common Stock, par value $0.01, 30,000 shares authorized at December 31, 2022 and September 30, 2023, respectively; and 26,382 shares issued and outstanding at December 31, 2022 and September 30, 2023, respectively	—	—
Class B Common Stock, par value $0.01, 300 shares authorized at December 31, 2022 and September 30, 2023, respectively; and 198 shares issued and outstanding at December 31, 2022 and September 30, 2023, respectively	—	—
Additional paid-in capital	2,658,000	2,658,000
Retained earnings	737,526	943,252
Accumulated other comprehensive loss	(337,458)	(370,508)

Total stockholders’ equity	3,058,068	3,230,744

Total liabilities and stockholders’ equity	$19,326,470	$18,583,904

See accompanying notes to these unaudited condensed consolidated financial statements.

F-60

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except per share data)

(Unaudited)

	Thirty-Nine Weeks Ended October 1, 2022	Thirty-Nine Weeks Ended September 30, 2023
Net sales	$38,098,659	$35,020,863
Cost of sales	35,348,435	32,452,386

Gross profit	2,750,224	2,568,477

Operating expenses:
Selling, general and administrative	2,061,717	1,935,975
Restructuring costs	9,573	19,090
Gain on CLS Sale	(2,271,466)	—

Total operating (income) expenses	(200,176)	1,955,065

Income from operations	2,950,400	613,412
Other (income) expense:
Interest income	(16,579)	(25,160)
Interest expense	226,995	284,751
Net foreign currency exchange loss	22,900	18,641
Other	51,258	25,481

Total other (income) expense	284,574	303,713

Income before income taxes	2,665,826	309,699
Provision for income taxes	372,251	93,511

Net income	$2,293,575	$216,188

Basic and diluted earnings per share for Class A and Class B shares	$86,290	$8,133

See accompanying notes to these unaudited condensed consolidated financial statements.

F-61

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

(Unaudited)

	Thirty-Nine Weeks Ended October 1, 2022	Thirty-Nine Weeks Ended September 30, 2023
Net income	$2,293,575	$216,188

Other comprehensive (loss) income, net of tax
Foreign currency translation adjustment	(501,513)	(34,533)
Other	(5,528)	1,483

Other comprehensive loss, net of tax	(507,041)	(33,050)

Comprehensive income	$1,786,534	$183,138

See accompanying notes to these unaudited condensed consolidated financial statements.

F-62

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Amounts in thousands, except share data)

(Unaudited)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Amount	Shares	Amount
Balance at January 1, 2022	26,380	$—	198	$—	$2,658,000	$96,734	$(61,305)	$2,693,429
Issuance of Class A Shares	2	—	—	—	—	—	—	—
Dividends declared	—	—	—	—	—	(1,753,697)	—	(1,753,697)
Comprehensive income	—	—	—	—	—	2,293,575	(501,513)	1,792,062
Other	—	—	—	—	—	—	(5,528)	(5,528)

Balance at October 1, 2022	26,382	$—	198	$—	$2,658,000	$636,612	$(568,346)	$2,726,266

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Amount	Shares	Amount
Balance at December 31, 2022	26,382	$—	198	$—	$2,658,000	$737,526	$(337,458)	$3,058,068
Dividends declared	—	—	—	—	—	(10,462)	—	(10,462)
Comprehensive income	—	—	—	—	—	216,188	(34,533)	181,655
Other	—	—	—	—	—	—	1,483	1,483

Balance at September 30, 2023	26,382	$—	198	$—	$2,658,000	$943,252	$(370,508)	$3,230,744

See accompanying notes to these unaudited condensed consolidated financial statements.

F-63

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

(Unaudited)

	Thirty-Nine Weeks Ended October 1, 2022	Thirty-Nine Weeks Ended September 30, 2023
	Restated
Cash flows from operating activities:
Net income	$2,293,575	$216,188
Adjustments to reconcile net income to cash used in operating activities:
Depreciation and amortization	149,556	138,770
Loss (gain) on marketable securities, net	18,271	(4,665)
Loss on sale of property and equipment	2,706	328
Gain on CLS Sale	(2,271,466)	—
Gain on sale leaseback of German warehouse	(6,843)	—
Loss from sale of subsidiary	—	3,047
Revaluation of other consideration for acquisitions	2,130	298
Noncash charges for interest and bond discount amortization	25,172	23,938
Loss on repayment of Term Loans	10,724	4,872
Amortization of operating lease asset	76,804	79,644
Deferred income taxes	24,809	(44,687)
Gain on foreign exchange	(174,424)	(856)
Other	—	14
Changes in operating assets and liabilities, net of effects of acquisitions:
Trade accounts receivable	(363,603)	20,750
Inventory	(775,885)	512,866
Other assets	(102,459)	(338,721)
Accounts payable	620,990	(503,479)
Change in book overdrafts	(88,133)	(54,902)
Operating lease liabilities	(73,394)	(72,745)
Accrued expenses and other	(92,092)	79,104

Cash (used in) provided by operating activities	(723,562)	59,764
Cash flows from investing activities:
Capital expenditures	(95,687)	(164,986)
Proceeds from deferred purchase price of factored receivables	107,625	111,695
Purchase of marketable securities, net	(523)	(1,150)
Proceeds from sale of property and equipment	1,325	1,107
Proceeds from CLS Sale, net of cash sold	2,982,010	—
Proceeds from sale leaseback of German warehouse	43,691	—
Cash outflow from sale of subsidiary, net of proceeds	—	(1,978)
Acquisitions, net of cash acquired	(3,962)	(1,006)
Other	—	(248)

Cash provided by (used in) investing activities	3,034,479	(56,566)

F-64

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

	Thirty-Nine Weeks Ended October 1, 2022	Thirty-Nine Weeks Ended September 30, 2023
	Restated
Cash flows from financing activities:
Payment of contingent consideration related to Imola Mergers	$(250,000)	$—
Other consideration for acquisitions	(5,108)	(466)
Dividends paid to shareholders	(1,753,697)	(10,462)
Change in unremitted cash collections from servicing factored receivables	6,318	(25,661)
Repayment of Term Loans	(512,500)	(560,000)
Gross proceeds from other debt	37,122	29,024
Gross repayments of other debt	(79,038)	(43,794)
Net proceeds from revolving and other credit facilities	57,679	139,286

Cash used in financing activities	(2,499,224)	(472,073)

Effect of exchange rate changes on cash and cash equivalents	(218,688)	13,365
Increase in cash and cash equivalents classified within held for sale	19,442	—

Decrease in cash and cash equivalents	(387,553)	(455,510)
Cash and cash equivalents at beginning of period	1,227,879	1,320,137

Cash and cash equivalents at end of period	$840,326	$864,627

Supplemental disclosure of non-cash investing information:
Amounts obtained as a beneficial interest in exchange for transferring trade receivables in factoring arrangements	$102,329	$100,017

See accompanying notes to these unaudited condensed consolidated financial statements.

F-65

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

Note 1 – Organization and Basis of Presentation

Ingram Micro Holding Corporation and its subsidiaries (“Ingram Micro”) are primarily engaged in the distribution of information technology (“IT”) products, cloud and other services worldwide. Ingram Micro operates in North America; Europe, Middle East and Africa (“EMEA”); Asia-Pacific; and Latin America. Unless the context otherwise requires, the use of the terms “Ingram Micro,” “we,” “us” and “our” in these notes to the unaudited condensed consolidated financial statements refers to Ingram Micro Holding Corporation together with its consolidated subsidiaries. The use of the term “Platinum” means Platinum Equity, LLC together with its affiliated investment vehicles.

Platinum formed Ingram Micro Holding Corporation on September 28, 2020, and on December 9, 2020, Imola Acquisition Corporation, an investment vehicle of certain private investment funds sponsored and ultimately controlled by Platinum entered into a definitive agreement with HNA Technology Co., Ltd. (“HNA Tech” or “Former Parent of Ingram Micro Inc.”) to acquire 100% of the share capital of Ingram Micro Inc. The acquisition was consummated on July 2, 2021 (“Acquisition Closing Date”). As part of the acquisition, Imola Merger Corporation (“Escrow Issuer”) merged with and into GCL Investment Management Inc., an affiliate of HNA Tech, which immediately thereafter merged with and into GCL Investment Holdings, Inc. (“GCL Holdings”), which subsequently and immediately then merged with and into Ingram Micro Inc., with Ingram Micro Inc. as the surviving entity (collectively, the “Imola Mergers”). For the purpose of discussing the restatement of our previously issued financial statements (see Note 3, “Restatement of Previously Issued Financial Statements”), we refer to Ingram Micro Holding Corporation as the “Successor” in the periods following the Imola Mergers and Ingram Micro Inc. as the “Predecessor” during the periods preceding the Imola Mergers.

The accompanying unaudited condensed consolidated financial statements have been prepared by us pursuant to accounting principles generally accepted in the United States of America (“U.S. GAAP”). In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all material adjustments (consisting of only normal, recurring adjustments) necessary to fairly state our consolidated financial position as of September 30, 2023, our consolidated results of operations and comprehensive income for the Thirty-Nine Weeks Ended October 1, 2022 and the Thirty-Nine Weeks Ended September 30, 2023 and our consolidated cash flows for the Thirty-Nine Weeks Ended October 1, 2022 and the Thirty-Nine Weeks Ended September 30, 2023. The accompanying unaudited condensed consolidated interim financial information has been prepared in accordance with Article 10 of the Securities and Exchange Commission’s (“SEC”) Regulation S-X. Accordingly, as permitted by Article 10 of the SEC’s Regulation S-X, it does not include all of the information required by U.S. GAAP for complete financial statements. The Condensed Consolidated Balance Sheet as of December 31, 2022 was derived from the audited financial statements at that date and does not include all the disclosures required by U.S. GAAP, as permitted by Article 10 of the SEC’s Regulation S-X. All intercompany accounts and transactions have been eliminated in consolidation. The consolidated results of operations for the Thirty-Nine Weeks Ended September 30, 2023 may not be indicative of the consolidated results of operations that can be expected for the full year.

Sale of a Substantial Portion of our Commerce & Lifecycle Services (“CLS”) Business

On December 6, 2021, we entered into a Purchase Agreement with CMA CGM Group to sell a substantial portion of our CLS businesses (“CLS Sale”), which constituted our other services offerings. The sale included Shipwire and the e-commerce and other forward logistics businesses in North America, Europe, Latin America and Asia-Pacific at an initial cash purchase price of $3,000,000 subject to certain adjustments. On April 4, 2022, we completed the main closing of the CLS Sale, including the sale of most of our CLS business in Europe, U.S.,

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

Canada, Peru, Colombia, Chile and Argentina, with the deferred closings occurring thereafter and prior to November 16, 2022. As a result of the CLS Sale, we recorded a gain of $2,271,466 for the Thirty-Nine Weeks Ended October 1, 2022.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. We review our estimates and assumptions on an on-going basis. Significant estimates primarily relate to the realizable value of accounts receivable, vendor programs, inventory, goodwill, intangible and other long- lived assets, income taxes and contingencies and litigation. Actual results could differ significantly from these estimates.

Revenue Recognition

In our distribution services model, we buy, hold title to and sell technology products and provide services to resellers, referred to subsequently as our customer, while also providing resellers with multi-vendor solutions, integration services, electronic commerce tools, marketing, financing, training and enablement, technical support and inventory management. In both Technology Solutions, which is comprised of Commercial & Consumer and Advanced Solutions, and Cloud, we generally sell products and services to our customers (resellers) based on purchase orders instead of long-term contracts. Our agreements are generally not subject to minimum purchase requirements. Our customers place purchase orders with us for each transaction. Generally, our customers may cancel, delay or modify their purchase orders. In order to set up an account to trade with us, our customers generally have to accept our standard terms and conditions of sale which, together with the purchase order, form a binding contract on each individual order to which the purchase order applies. Our pricing varies greatly and depends on many factors including costs, competitive pressure, availability of inventory, seasonality and vendor promotional programs, among others. We may offer early payment discounts or volume incentive rebates to our customers. The customer contracts relating to our Other services generally provide for an initial term of three to five years, subject to extension by the mutual agreement of the parties, allow for termination for convenience by either party after the second year and the pricing is fixed by discrete type of service and typically varies depending on the volume of the relevant services. We do not believe any contract related to our Other services has a material impact on our business or financial condition. Products are delivered via shipment from our facilities, drop-shipment directly from the vendor, or by electronic delivery of keys for software products. We recognize revenue when the control of products is transferred to our customers, which generally happens at the point of shipment or point of delivery.

Any supplemental distribution services we provide are typically recognized over time as the services are performed. Service contracts may be based on a fixed price or on a fixed unit-price per transaction or other objective measure of output. Additionally, we offer services related to our supply chain management and CloudBlue platform. Our fee-based commerce and supply chain services are billed and recognized on a per-item service fee arrangement at the point when the service is provided. Our CloudBlue platform generates revenue through licensing the right to use the intellectual property (on-premise license), which is recognized at a point in time, providing the right to access (platform as a service), which is recognized over time across the term of the contract, or through our cloud marketplace, which is recognized in the amount of the net fee associated with serving as an agent when the services are provided. Service revenues represented less than 10% of total net sales for the Thirty-Nine Weeks Ended October 1, 2022 and the Thirty-Nine Weeks Ended September 30, 2023. Related contract liabilities were not material for the periods presented.

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

Agency Services

We have contracts with certain customers where our performance obligation is to arrange for the products or services to be provided by another party. In these arrangements, as we assume an agency relationship in the transaction, revenue is recognized in the amount of the net fee associated with serving as an agent when the services are completed. These arrangements primarily relate to certain fulfillment contracts, as well as sales of certain software products, and extended vendor services, such as vendor warranties.

Variable Consideration

We, under specific conditions, permit our customers to return or exchange products. The provision for estimated sales returns is recorded concurrently with the recognition of revenue. A liability is recorded within accrued expenses and other on the Condensed Consolidated Balance Sheets for estimated product returns based upon historical experience and an asset is recorded within inventory on the Condensed Consolidated Balance Sheets for the amount expected to be recorded for inventory upon product return. Amounts recorded within inventory are $133,238 and $137,011 as of December 31, 2022 and September 30, 2023.

We also provide volume discounts, early payment discounts and other discounts to certain customers which are considered variable consideration. A provision for such discounts is recorded as a reduction of revenue at the time of sale based on an evaluation of the contract terms and historical experience.

Practical Expedients

We account for shipping and handling activities that occur after the customer has obtained control of a good as fulfillment activities rather than a promised service. Accordingly, we accrue all fulfillment costs related to the shipping and handling of goods at the time of shipment. Additionally, we exclude the amount of certain taxes collected concurrent with revenue-producing activities from revenue.

We disaggregate revenue by geography, which we believe provides a meaningful depiction of the nature of our revenue, (see Note 12, “Segment Information”).

Book Overdrafts

Book overdrafts of $443,687 and $388,849 as of December 31, 2022 and September 30, 2023, respectively, represent checks issued on disbursement bank accounts but not yet paid by such banks. These amounts are classified as accounts payable in our Condensed Consolidated Balance Sheets. We typically fund these overdrafts through normal collections of funds or transfers from other bank balances at other financial institutions. Under the terms of our facilities with the banks, the respective financial institutions are not legally obligated to honor the book overdraft balances as of December 31, 2022 and September 30, 2023, nor any balance on any given date.

Factoring Programs

We have several uncommitted factoring programs under which trade accounts receivable of several customers may be sold, without recourse, to financial institutions. Available capacity under these programs is dependent on the level of our trade accounts receivable eligible to be sold into these programs and the financial institutions’ willingness to purchase such receivables. The receivables under these factoring programs are sold at face value and are excluded from our Condensed Consolidated Balance Sheets. We account for these transactions as sales of receivables because control of the underlying asset is transferred and subsequent to the date of transfer, we typically do not have any continuing involvement in the transferred asset, except as discussed below.

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

For certain of our factoring programs in EMEA, there is a deferred purchase price (“DPP”) which is paid to us at a later time once the customer pays the factored invoices. Subsequent to the sale, the DPP represents a beneficial interest in the transferred trade accounts receivable and is disclosed as a non-cash investing activity in our Condensed Consolidated Statements of Cash Flows. Accordingly, cash proceeds from the payments of DPPs are presented as investing activities in our Condensed Consolidated Statements of Cash Flows. At December 31, 2022 and September 30, 2023, there were $39,637 and $28,290, respectively, of DPP recorded within other current assets on our Condensed Consolidated Balance Sheets. In arrangements where we collect the customer payments on behalf of the financial institution, the net cash flows related to these collections are reported as financing activities in the Condensed Consolidated Statements of Cash Flows. At December 31, 2022 and September 30, 2023, we recorded unremitted cash within accrued expenses and other of $33,772 and $8,622, respectively.

We also have two factoring programs in EMEA that did not meet the criteria for derecognition and sale accounting under Accounting Standards Codification (“ASC”) 860 and therefore are accounted for as debt. At December 31, 2022 and September 30, 2023, we had $57,256 and $61,868, respectively, recorded within short-term debt and current maturities of long-term debt on our Condensed Consolidated Balance Sheets.

At December 31, 2022 and September 30, 2023, we had a total of $698,903 and $445,904, respectively, of trade accounts receivable sold to and held by financial institutions under these programs. Factoring fees of $5,987 and $19,633 were incurred for the Thirty-Nine Weeks Ended October 1, 2022 and the Thirty-Nine Weeks Ended September 30, 2023, respectively. Factoring fees were related to the sale of trade accounts receivable under the facilities and are included in “other (income) expense” within the other (income) expense section of our Condensed Consolidated Statements of Income.

Inventory

Our inventory consists of finished goods purchased from various vendors for resale. We value our inventory at the lower of its cost or net realizable value, cost being determined on a moving average cost basis, which approximates the first-in, first out method. We write down our inventory for estimated excess or obsolescence equal to the difference between the cost of inventory and the net realizable value based upon an aging analysis of the inventory on hand, specifically known inventory-related risks (such as technological obsolescence and the nature of vendor terms surrounding price protection and product returns), foreign currency fluctuations for foreign-sourced products and assumptions about future demand. Market conditions or changes in terms and conditions by our vendors that are less favorable than those projected by management may require additional inventory write-downs, which could have an adverse effect on our consolidated financial results. Inventory is determined from the price we pay vendors, including freight and duties; we do not include labor, overhead or other general or administrative costs in our inventory.

Self-Insurance

We self-insure coverage for certain U.S. employee medical claims. Amounts accrued for such medical insurance coverage aggregate to $8,467 and $6,743 as of December 31, 2022 and September 30, 2023, respectively, and is classified within accrued expenses and other on the Condensed Consolidated Balance Sheets.

Dividends Paid to Shareholders

For the Thirty-Nine Weeks Ended October 1, 2022, we paid a cash dividend of $1,750,000 to Platinum from the proceeds of the CLS Sale. In addition, we paid a cash dividend of $3,697 and $10,462 to the Aptec Saudi minority interest stockholders of record for the Thirty-Nine Weeks Ended October 1, 2022 and the Thirty-Nine Weeks Ended September 30, 2023, respectively.

F-69

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

Earn-outs

We may be required to make earn-out payments upon the achievement of certain predefined targets attributable to acquisitions completed in recent years. At the acquisition date, the value of any earn-out is estimated using various valuation methodologies which include projections of future earnings as defined in each acquisition purchase agreement. Such projections are then discounted to reflect the risk in achieving the projected earnings, as well as the passage of time and time value of money. The fair value measurement of the earn-out is based primarily on significant inputs not observable in an active market and thus represents a Level 3 measurement as defined under U.S. GAAP. Changes in the fair value of the earn-out primarily reflects adjustments to the timing and amount of payments as well as the related accretion driven by the time value of money. These adjustments are recorded within selling, general and administrative (“SG&A”) expenses within the Condensed Consolidated Statements of Income, as applicable. The fair value of earn-out contingent consideration is presented within accrued expenses and other in our Condensed Consolidated Balance Sheets. For the amounts currently recognized on the Condensed Consolidated Balance Sheets, see Note 6, “Fair Value Measurements”.

Sale Leaseback of German Warehouse

In the second quarter of 2022, we sold one of our warehouses in Germany and leased it back from the buyer for an initial lease term of ten years. The net proceeds of the sale-leaseback transaction were $43,691 and it resulted in a gain of $6,843 which is included within SG&A expenses on the Condensed Consolidated Statements of Income for the Thirty-Nine Weeks Ended October 1, 2022.

Supplier Finance Programs

As part of our ongoing efforts to manage our working capital, we have worked with our vendors to optimize our terms and conditions, which include the related payment terms. We are party to agreements, initiated either by the vendor or us, which allow vendors, at their discretion, to determine invoices that they want to sell to participating financial institutions. We are not a party to the agreements between the participating financial institutions and the vendors in connection with these programs, and the financial institutions do not provide us with incentives such as rebates. There are no assets pledged under these agreements and no interest is charged by the financial institutions as balances are typically paid when they are due. Certain agreements may require a parent guarantee, although parent guarantees are also required in certain vendor agreements that do not involve financial institutions. The payment terms under these arrangements typically range from 30 to 90 days. Certain programs provide for extended payment terms which are within standard industry practice and consistent with the range of payment terms we negotiate with our vendors, regardless of whether they have an agreement with a financial institution. At December 31, 2022 and September 30, 2023, the outstanding payment obligations under these arrangements included in accounts payable in the Condensed Consolidated Balance Sheets were $2,645,907 and $2,116,907, respectively.

In situations where amounts are not paid within the specified payment terms and interest is incurred, we reclassify the amount from accounts payable to debt. The outstanding payment obligations under these programs included in short-term debt and current maturities of long-term debt in the Condensed Consolidated Balance Sheets were $15,345 and $0 at December 31, 2022 and September 30, 2023, respectively.

Recently Adopted Accounting Standards

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which requires an acquirer to recognize and measure contract assets and liabilities assumed in a business combination in accordance with

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

Revenue from Contracts with Customers (Topic 606) rather than adjust them to fair value at the acquisition date. The amendments also allow for election of certain practical expedients, which are applied on an acquisition-by-acquisition basis. The adoption of this guidance during the first quarter of 2023 did not have a material impact on our consolidated financial statements.

In September 2022, the FASB issued ASU 2022-04, “Liabilities: Supplier Finance Programs (Subtopic 405-50)” to enhance the transparency of supplier finance programs used by an entity in connection with the purchase of goods and services. The standard requires entities that use supplier finance programs to disclose the key terms, including a description of payment terms, the confirmed amount outstanding under the program at the end of each reporting period, a description of where those obligations are presented on the balance sheet and an annual rollforward, including the amount of obligations confirmed and the amount paid during the period. The guidance does not affect the recognition, measurement, or financial statement presentation of obligations covered by supplier finance programs. We adopted the guidance under this amendment in the first quarter of 2023, except for the requirement on rollforward information, which is effective for fiscal years beginning after December 15, 2023. See section “Supplier Finance Programs” within Note 2, “Summary of Significant Accounting Policies” for further discussion of these programs.

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”. In December 2022, the FASB issued ASU 2022-05 to extend the adoption date to December 31, 2024. This guidance can be applied at our discretion when or if it becomes applicable until the amended adoption date December 31, 2024. In the second quarter of 2023, the ABL Credit Facility and Term Loan Credit Facility were amended to replace LIBOR with the Secured Overnight Financing Rate, “SOFR” as its benchmark rate. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Note 3 - Restatement of Previously Issued Financial Statements

During the third quarter of 2022, we identified the following errors, identified as (1), (2) and (3) below, for which we concluded to revise certain financial statements in our Amendment Number 3 to the draft registration statement for the Thirty-Nine Weeks Ended October 1, 2022. The previously reported revised amounts are identified in the tables below as “As Previously Reported”:

(1) errors related to the CLS Sale which impacted our Condensed Consolidated Statement of Comprehensive Income (Loss), Condensed Consolidated Statement of Stockholders’ Equity, and Condensed Consolidated Statement of Cash Flows for the twenty-six weeks ended July 2, 2022 (Successor). The errors were due to inaccurate data in a supporting schedule utilized for the preparation of these consolidated financial statements that did not appropriately eliminate intercompany balances between the divested entities, inclusive of an intercompany loan, and did not correctly classify a portion of the exchange rate impacts on certain proceeds received in the transaction. The results of the errors identified on the Condensed Consolidated Statement of Cash Flows include an overstatement of cash used in operating activities of $122,110, including errors within the changes in operating assets and liabilities within cash used in operating activities, an overstatement of cash flows from investing activities of $1,447, an understatement of cash used in financing activities of $88,832, and an understatement of the effect of exchange rate changes on cash and cash equivalents of $31,831. The errors resulted in (a) an overstatement of other comprehensive income in our Condensed Consolidated Statement of Comprehensive Income (Loss), as a portion of the cumulative translation adjustment recognized as part of the CLS Sale was previously not presented correctly, and (b) an error between comprehensive income and other in our Condensed Consolidated Statement of Stockholders’ Equity;

(2) an error related to the improper netting of certain borrowings and repayments with terms that exceed 90 days within cash flows from financing activities on our Condensed Consolidated Statements of Cash Flows; and

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

(3) other errors that in the aggregate resulted in (a) an overstatement of cash and cash equivalents and understatements of accumulated other comprehensive loss and the cumulative effect of exchange rate changes on cash, and (b) an understatement of operating lease right-of-use assets and other assets, and a corresponding understatement of short-term and long-term operating lease liabilities.

Additionally, during the second quarter of 2023, we identified the following four errors, identified as 4(a), 4(b), 4(c), and 4(d) below, related to an error in the accounting for and presentation of certain of our trade accounts receivable factoring programs:

(4a) errors in the accounting for and presentation of certain programs located in EMEA that contained a deferred purchase price (“DPP”). As the trade receivables are sold on a non-recourse basis and have met the derecognition and sale accounting criteria under ASC 860, the entire amount of trade receivables sold on the date of sale should have been derecognized from the Condensed Consolidated Balance Sheets, with the DPP portion of the receivables sold and recognized as an other current asset on our Condensed Consolidated Balance Sheets. We had been incorrectly derecognizing the portion of trade receivables sold upon payment of the DPP. In addition, the DPP should have been disclosed as a non-cash investing activity on the date of sale and the cash proceeds from the payment of the DPP should have been presented as an investing activity in our Condensed Consolidated Statements of Cash Flows instead of an operating activity, where it was incorrectly recorded;

(4b) errors in the accounting for and presentation of the servicing of our sold trade receivables in certain of our factoring programs whereby we collect cash payments from our customers on behalf of the financial institutions. These obligations were previously incorrectly recorded as a contra-asset within trade accounts receivable or within accounts payable on the Condensed Consolidated Balance Sheets with the net change in unremitted cash collections presented within operating activities on the Condensed Consolidated Statement of Cash Flows. Unremitted amounts have been corrected to be presented within accrued expenses and other on the Condensed Consolidated Balance Sheets with the net change in unremitted cash collections presented within financing activities on the Condensed Consolidated Statement of Cash Flows;

(4c) errors in the accounting for and presentation of two programs in EMEA, that upon further review of the arrangement due to the misstatements discussed in (4a) and (4b) above, were determined not to have met the criteria for derecognition and sale accounting under ASC 860. As such, amounts have been corrected to present these programs as short-term borrowings for which the borrowings and repayments are presented net within financing activities on the Condensed Consolidated Statement of Cash Flows. In addition, our disclosure of accounts receivable sold to and held by financial institutions under factoring programs at December 31, 2022 of $740,093 has been corrected to $698,903; and

(4d) errors in the accounting for and presentation of upfront payments from a financial institution related to one program in EMEA that should have been accounted for as financing transactions as the activity did not qualify for derecognition and sale accounting under the factoring program.

In addition, identified in the table below and footnoted with a (5) are immaterial errors that were corrected and restated in accordance with ASC 250.

Management has determined that these errors in aggregate were cumulatively material to the previously issued unaudited condensed consolidated financial statements and has determined it appropriate to restate the following unaudited condensed consolidated financial statements:

•	The Condensed Consolidated Balance Sheets as of April 2, 2022 (Successor), July 2, 2022 (Successor), October 1, 2022 (Successor), December 31, 2022 (Successor) and April 1, 2023 (Successor);

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

•	The Condensed Consolidated Statement of Comprehensive Income (Loss) for the Twenty-Six Weeks Ended July 2, 2022 (Successor);

•	The Condensed Statement of Stockholders’ Equity for the Twenty-Six Weeks Ended July 2, 2022 (Successor); and,

•

The Condensed Consolidated Statement of Cash Flows for the Thirteen Weeks Ended April 3, 2021 (Predecessor), the Period from January 3, 2021 to July 2, 2021 (Predecessor), the One-Day Ended July 3, 2021 (Successor), the Period from July 3, 2021 to October 2, 2021 (Successor), the Thirteen Weeks Ended April 2, 2022 (Successor), the Twenty-Six Weeks Ended July 2, 2022 (Successor), the Thirty-Nine Weeks Ended October 1, 2022 (Successor) and the Thirteen Weeks Ended April 1, 2023 (Successor).

Due to the errors discussed above we have restated the “Factoring Programs” section with Note 2, “Significant Accounting Policies,” and the outstanding debt table presented within Note 8, “Debt,” for amounts as of December 31, 2022.

F-73

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

The following tables present these restated financial statements for the errors discussed above. The footnotes set forth in the following tables refer to the errors designated above so that the adjustment for each line item can be matched to the corresponding numbering:

	Thirteen Weeks Ended April 3, 2021 (Predecessor)
	As Originally Reported	Adjustment	As Previously Reported	Adjustment		As Restated
Condensed Consolidated Statement of Cash Flows:
Cash flows from operating activities:
Trade accounts receivable (4a) (4b) (5)	$818,955	$—	$818,955	$(28,131)		$790,824
				$(31,438	) (4a)
				$4,660	(4b)
				$(1,353	) (5)
Other assets (4a) (5)	$38,048	$—	$38,048	$2,881		$40,929
				$394	(4a)
				$2,487	(5)
Accounts payable (4b) (5)	$(859,691)	$—	$(859,691)	$12,053		$(847,638)
				$13,651	(4b)
				$(1,598	) (5)
Cash used in operating activities	$(667,578)	$—	$(667,578)	$(13,197)		$(680,775)
Cash flows from investing activities
Proceeds from deferred purchase price of factored receivables (4a)	$—	$—	$—	$31,044		$31,044
Cash used in investing activities	$(44,878)	$—	$(44,878)	$31,044		$(13,834)
Cash flows from financing activities
Change in unremitted cash collections from servicing factored receivables (4b)	$—	$—	$—	$(18,311)		$(18,311)
Gross proceeds from other debt (2)	$—	$15,637	$15,637	$—		$15,637
Net proceeds (repayments) from revolving and other credit facilities (2)	$492,325	$(15,637)	$476,688	$—		$476,688
Cash provided by financing activities	$371,266	$—	$371,266	$(18,311)		$352,955
Decrease in cash and cash equivalents (5)	$(370,165)	$—	$(370,165)	$(464)		$(370,629)
Cash and cash equivalents at beginning of period (5)	$1,410,468	$—	$1,410,468	$(575)		$1,409,893
Cash and cash equivalents at end of period (5)	$1,040,303	$—	$1,040,303	$(1,039)		$1,039,264
Supplemental disclosure of non-cash investing and financing information:
Amounts obtained as a beneficial interest in exchange for transferring trade receivables in factoring arrangements (4a)	$—	$—	$—	$24,691		$24,691

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

	Period from January 3, 2021 to July 2, 2021 (Predecessor)
	As Originally Reported	Adjustment		As Previously Reported	Adjustment		As Restated
Condensed Consolidated Statement of Cash Flows:
Cash flows from operating activities:
Trade accounts receivable (4a) (4b) (4c) (4d) (5)	$969,964	$—		$969,964	$(76,832)		$893,132
					$(51,387	) (4a)
					$4,660	(4b)
					$(22,710	) (4c)
					$(7,106	) (4d)
					$(289	) (5)
Other assets (4a) (5)	$(30,357)	$—		$(30,357)	$5,637		$(24,720)
					$958	(4a)
					$4,679	(5)
Accounts payable (4b) (5)	$(1,269,268)	$—		$(1,269,268)	$2,744		$(1,266,524)
					$8,996	(4b)
					$(6,252	) (5)
Cash used in operating activities	$(545,613)	$—		$(545,613)	$(68,451)		$(614,064)
Cash flows from investing activities
Proceeds from deferred purchase price of factored receivables (4a)	$—	$—		$—	$50,429		$50,429
Cash used in investing activities	$(81,152)	$—		$(81,152)	$50,429		$(30,723)
Cash flows from financing activities
Change in unremitted cash collections from servicing factored receivables (4b)	$—	$—		$—	$(13,656)		$(13,656)
Gross proceeds from other debt (2)	$—	$24,097		$24,097	$—		$24,097
Gross repayments of other debt (2)	$—	$(10,748)		$(10,748)	$—		$(10,748)
Net proceeds (repayments) from revolving and other credit facilities (2) (4c) (4d)	$1,000,377	$(13,349	) (2)	$987,028	$29,816		$1,016,844
					$22,710	(4c)
					$7,106	(4d)
Cash provided by financing activities	$782,228	$—		$782,228	$16,160		$798,388
Increase in cash and cash equivalents (5)	$145,048	$—		$145,048	$(1,862)		$143,186
Cash and cash equivalents at beginning of period (5)	$1,410,468	$—		$1,410,468	$(575)		$1,409,893
Cash and cash equivalents at end of period (5)	$1,555,516	$—		$1,555,516	$(2,437)		$1,553,079
Supplemental disclosure of non-cash investing and financing information:
Amounts obtained as a beneficial interest in exchange for transferring trade receivables in factoring arrangements (4a)	$—	$—		$—	$47,232		$47,232

F-75

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

	One-Day Ended July 3, 2021 (Successor)
	As Originally Reported	Adjustment	As Previously Reported	Adjustment	As Restated
Condensed Consolidated Statement of Cash Flows:
Cash flows from financing activities
Gross proceeds from other debt (2)	$—	$20,030	$20,030	$—	$20,030
Net proceeds (repayments) from revolving and other credit facilities (2)	$20,030	$(20,030)	$—	$—	$—
Cash provided by financing activities	$8,208,116	$—	$8,208,116	$—	$8,208,116

F-76

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

	Period from July 3, 2021 to October 2, 2021 (Successor)
	As Originally Reported	Adjustment	As Previously Reported	Adjustment		As Restated
Condensed Consolidated Statement of Cash Flows:
Cash flows from operating activities:
Trade accounts receivable (4a) (4b) (4c) (4d) (5)	$(359,001)	$—	$(359,001)	$(35,768)		$(394,769)
				$(26,197	) (4a)
				$(819	) (4b)
				$(8,279	) (4c)
				$(874	) (4d)
				$401	(5)
Other assets (4a) (5)	$(40,863)	$—	$(40,863)	$855		$(40,008)
				$177	(4a)
				$678	(5)
Accounts payable (4b) (5)	$512,027	$—	$512,027	$3,174		$515,201
				$5,365	(4b)
				$(2,191	) (5)
Cash provided by operating activities	$40,456	$—	$40,456	$(31,739)		$8,717
Cash flows from investing activities
Proceeds from deferred purchase price of factored receivables (4a)	$—	$—	$—	$26,020		$26,020
Cash used in investing activities	$(7,741,938)	$—	$(7,741,938)	$26,020		$(7,715,918)
Cash flows from financing activities
Change in unremitted cash collections from servicing factored receivables (4b)	$—	$—	$—	$(4,546)		$(4,546)
Net proceeds (repayments) from revolving and other credit facilities (4c) (4d)	$(609,594)	$—	$(609,594)	$9,153		$(600,441)
				$8,279	(4c)
				$874	(4d)
Cash provided by financing activities	$7,602,333	$—	$7,602,333	$4,607		$7,606,940
Decrease in cash and cash equivalents (5)	$(120,866)	$—	$(120,866)	$(1,112)		$(121,978)
Cash and cash equivalents at beginning of period (5)	$1,555,516	$—	$1,555,516	$(2,437)		$1,553,079
Cash and cash equivalents at end of period (5)	$1,434,650	$—	$1,434,650	$(3,549)		$1,431,101
Supplemental disclosure of non-cash investing and financing information:
Amounts obtained as a beneficial interest in exchange for transferring trade receivables in factoring arrangements (4a)	$—	$—	$—	$29,636		$29,636

F-77

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

	April 2, 2022 (Successor)
	As Originally Reported	Adjustment	As Previously Reported	Adjustment		As Restated
Condensed Consolidated Balance Sheet:
Cash and cash equivalents (5)	$1,117,688	$—	$1,117,688	$(2,660)		$1,115,028
Trade accounts receivable (less allowances of $141,572) (4a) (4c)	$7,934,747	$—	$7,934,747	$(17,707)		$7,917,040
				$(40,728	) (4a)
				$23,021	(4c)
Other current assets (4a) (5)	$627,767	$—	$627,767	$25,852		$653,619
				$40,728	(4a)
				$(14,876	) (5)
Total current assets	$16,375,938	$—	$16,375,938	$5,485		$16,381,423
Total assets	$19,458,163	$—	$19,458,163	$5,485		$19,463,648
Accounts payable (4b) (5)	$8,850,362	$—	$8,850,362	$(32,133)		$8,818,229
				$(14,597	) (4b)
				$(17,536	) (5)
Accrued expenses and other (4b)	$1,454,769	$—	$1,454,769	$14,597		$1,469,366
Short-term debt and current maturities of long-term debt (4c)	$691,828	$—	$691,828	$23,021		$714,849
Total current liabilities	$11,416,520	$—	$11,416,520	$5,485		$11,422,005
Total liabilities	$16,691,218	$—	$16,691,218	$5,485		$16,696,703
Total liabilities and stockholders’ equity	$19,458,163	$—	$19,458,163	$5,485		$19,463,648

F-78

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

	Thirteen Weeks ended April 2, 2022 (Successor)
	As Originally Reported	Adjustment	As Previously Reported	Adjustment		As Restated
Condensed Consolidated Statement of Cash Flows:
Cash flows from operating activities:
Trade accounts receivable (4a) (4b) (4c) (4d) (5)	$612,112	$—	$612,112	$(4,917)		$607,195
				$(32,461	) (4a)
				$33	(4b)
				$7,445	(4c)
				$17,079	(4d)
				$2,987	(5)
Other assets (4a) (5)	$135,181	$—	$135,181	$1,468		$136,649
				$45	(4a)
				$1,423	(5)
Accounts payable (4b) (5)	$(742,290)	$—	$(742,290)	$(3,697)		$(745,987)
				$1,235	(4b)
				$(4,932	) (5)
Cash used in operating activities	$(710,308)	$—	$(710,308)	$(7,146)		$(717,454)
Cash flows from investing activities
Proceeds from deferred purchase price of factored receivables (4a)	$—	$—	$—	$32,416		$32,416
Cash used in investing activities	$(32,533)	$—	$(32,533)	$32,416		$(117)
Cash flows from financing activities
Change in unremitted cash collections from servicing factored receivables (4b)	$—	$—	$—	$(1,268)		$(1,268)
Repayment of term loans (2)	$—	$(6,250)	$(6,250)			$(6,250)
Gross proceeds from other debt (2)	$—	$31,830	$31,830			$31,830
Gross repayments of other debt (2)	$—	$(53,733)	$(53,733)			$(53,733)
Net proceeds (repayments) from revolving and other credit facilities (2) (4c) (4d)	$715,457	$28,153 (2)	$743,610	$(24,524)		$719,086
				$(7,445	) (4c)
				$(17,079	) (4d)
Cash provided by financing activities	$715,457	$—	$715,457	$(25,792)		$689,665
Decrease in cash and cash equivalents (5)	$(112,329)	$—	$(112,329)	$(522)		$(112,851)
Cash and cash equivalents at beginning of period (5)	$1,230,017	$—	$1,230,017	$(2,138)		$1,227,879
Cash and cash equivalents at end of period (5)	$1,117,688	$—	$1,117,688	$(2,660)		$1,115,028
Supplemental disclosure of non-cash investing and financing information:
Amounts obtained as a beneficial interest in exchange for transferring trade receivables in factoring arrangements (4a)	$—	$—	$—	$33,149		$33,149

F-79

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

	July 2, 2022 (Successor)
	As Originally Reported	Adjustment		As Previously Reported	Adjustment		As Restated
Condensed Consolidated Balance Sheet:
Cash and cash equivalents (3) (5)	$1,263,971	$(10,000	) (3)	$1,253,971	$(1,450	) (5)	$1,252,521
Trade accounts receivable (less allowances of $141,054) (4a) (4b) (4c) (4d)	$7,980,868	$—		$7,980,868	$14,897		$7,995,765
					$(37,200	) (4a)
					$7,666	(4b)
					$28,829	(4c)
					$15,602	(4d)
Other current assets (4a) (5)	$756,824	$—		$756,824	$38,650		$795,474
					$37,200	(4a)
					$1,450	(5)
Total current assets	$15,785,475	$(10,000)		$15,775,475	$52,097		$15,827,572
Operating lease right-of-use assets (3)	$328,468	$22,666		$351,134	$—		$351,134
Other assets (3)	$390,500	$4,700		$395,200	$—		$395,200
Total assets	$18,696,888	$17,366		$18,714,254	$52,097		$18,766,351
Accounts payable (4b)	$9,713,053	$—		$9,713,053	$(12,130)		$9,700,923
Accrued expenses and other (4b)	$1,322,936	$—		$1,322,936	$19,796		$1,342,732
Short-term debt and current maturities of long-term debt (4c) (4d)	$144,490	$—		$144,490	$44,431		$188,921
					$28,829	(4c)
					$15,602	(4d)
Short-term operating lease liabilities (3)	$87,336	$1,484		$88,820	$—		$88,820
Total current liabilities	$11,273,050	$1,484		$11,274,534	$52,097		$11,326,631
Long-term operating lease liabilities, net of current portion (3)	$240,026	$25,882		$265,908	$—		$265,908
Total liabilities	$15,838,319	$27,366		$15,865,685	$52,097		$15,917,782
Accumulated other comprehensive loss (3)	$(333,152)	$(10,000)		$(343,152)	$—		$(343,152)
Total stockholders’ equity	$2,858,569	$(10,000)		$2,848,569	$—		$2,848,569
Total liabilities and stockholders’ equity	$18,696,888	$17,366		$18,714,254	$52,097		$18,766,351

F-80

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

	Twenty-Six Weeks Ended July 2, 2022 (Successor)
Condensed Consolidated Statement of Comprehensive Income (Loss):	As Originally Reported	Adjustment	As Previously Reported	Adjustment	As Restated
Foreign currency translation adjustment (1)	$(281,352)	$5,033	$(276,319)	$—	$(276,319)
Other (1)	$—	$(5,528)	$(5,528)	$—	$(5,528)
Other comprehensive income (loss) (1)	$(281,352)	$(495)	$(281,847)	$—	$(281,847)
Comprehensive income (loss)	$1,909,332	$(495)	$1,908,837	$—	$1,908,837

	Twenty-Six Weeks Ended July 2, 2022 (Successor)
Condensed Consolidated Statement of Stockholders’ Equity:	As Originally Reported	Adjustment	As Previously Reported	Adjustment	As Restated
Comprehensive income (1)	$1,909,332	$5,033	$1,914,365	$—	$1,914,365
Other (1) (3)	$9,505	$(15,033)	$(5,528)	$—	$(5,528)

F-81

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

	Twenty-Six Weeks Ended July 2, 2022 (Successor)
	As Originally Reported	Adjustment		As Previously Reported	Adjustment		As Restated
Condensed Consolidated Statement of Cash Flows:
Cash flows from operating activities:
Trade accounts receivable (1) (4a) (4b) (4c) (4d) (5)	$343,827	$28,157	(1)	$371,984	$(69,208)		$302,776
					$(67,676	) (4a)
					$(7,633	) (4b)
					$1,637	(4c)
					$1,477	(4d)
					$2,987	(5)
Inventory (1)	$(653,474)	$8,618		$(644,856)	$—		$(644,856)
Other assets (1) (4a) (5)	$(340,655)	$183,705	(1)	$(156,950)	$(14,274)		$(171,224)
					$629	(4a)
					$(14,903	) (5)
Accounts payable (1) (4b) (5)	$341,223	$(870	) (1)	$340,353	$16,306		$356,659
					$3,702	(4b)
					$12,604	(5)
Operating lease liabilities (1)	$(4,852)	$(454)		$(5,306)	$—		$(5,306)
Accrued expenses and other (1)	$126,026	$(97,046)		$28,980	$—		$28,980
Cash used in operating activities	$(361,655)	$122,110		$(239,545)	$(67,176)		$(306,721)
Cash flows from investing activities
Proceeds from deferred purchase price of factored receivables (4a)	$—	$—		$—	$67,047		$67,047
Proceeds from CLS sale, net of cash sold (1)	$2,963,370	$(1,447)		$2,961,923	$—		$2,961,923
Cash provided by investing activities	$2,942,828	$(1,447)		$2,941,381	$67,047		$3,008,428
Cash flows from financing activities
Change in unremitted cash collections from servicing factored receivables (4b)	$—	$—		$—	$3,931		$3,931
Repayment of term loans (2)	$(496,250)	$(11,250)		$(507,500)	$—		$(507,500)
Gross proceeds from other debt (2)	$—	$36,643		$36,643	$—		$36,643
Gross repayments of other debt (2)	$—	$(61,825)		$(61,825)	$—		$(61,825)
Net proceeds (repayments) from revolving and other credit facilities (1) (2) (4c) (4d)	$57,722	$(52,400)		$5,322	$(3,114)		$2,208
		$(88,832	) (1)		$(1,637	) (4c)
		$36,432	(2)		$(1,477	) (4d)
Cash used in financing activities	$(2,447,333)	$(88,832)		$(2,536,165)	$817		$(2,535,348)
Effect of exchange rate changes on cash and cash equivalents (1) (3)	$(119,407)	$(41,831)		$(161,238)	$—		$(161,238)
		$(31,831	) (1)
		$(10,000	) (3)
Increase in cash and cash equivalents (3) (5)	$33,954	$(10,000	) (3)	$23,954	$688	(5)	$24,642
Cash and cash equivalents at beginning of period (5)	$1,230,017	$—		$1,230,017	$(2,138)		$1,227,879
Cash and cash equivalents at end of period (3) (5)	$1,263,971	$(10,000	) (3)	$1,253,971	$(1,450)	(5)	$1,252,521
Supplemental disclosure of non-cash investing and financing information:
Amounts obtained as a beneficial interest in exchange for transferring trade receivables in factoring arrangements (4a)	$—	$—		$—	$64,836		$64,836

F-82

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

	October 1, 2022 (Successor)
	As Originally Reported	Adjustment	As Previously Reported	Adjustment		As Restated
Condensed Consolidated Balance Sheet:
Cash and cash equivalents (5)	$841,882	$—	$841,882	$(1,556)		$840,326
Trade accounts receivable (less allowances of $139,042) (4a) (4b) (4c) (4d)	$8,383,048	$—	$8,383,048	$18,948		$8,401,996
				$(31,665	) (4a)
				$8,215	(4b)
				$24,694	(4c)
				$17,704	(4d)
Other current assets (4a) (5)	$750,173	$—	$750,173	$33,221		$783,394
				$31,665	(4a)
				$1,556	(5)
Total current assets	$15,738,771	$—	$15,738,771	$50,613		$15,789,384
Total assets	$18,547,453	$—	$18,547,453	$50,613		$18,598,066
Accounts payable (4b)	$9,827,877	$—	$9,827,877	$(13,968)		$9,813,909
Accrued expenses and other (4b)	$1,187,473	$—	$1,187,473	$22,183		$1,209,656
Short-term debt and current maturities of long-term debt (4c) (4d)	$172,169	$—	$172,169	$42,398		$214,567
				$24,694	(4c)
				$17,704	(4d)
Total current liabilities	$11,263,574	$—	$11,263,574	$50,613		$11,314,187
Total liabilities	$15,821,187	$—	$15,821,187	$50,613		$15,871,800
Total liabilities and stockholders’ equity	$18,547,453	$—	$18,547,453	$50,613		$18,598,066

F-83

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

	Thirty-Nine Weeks Ended October 1, 2022 (Successor)
	As Originally Reported	Adjustment	As Previously Reported	Adjustment		As Restated
Condensed Consolidated Statement of Cash Flows:
Cash flows from operating activities:
Trade accounts receivable (4a) (4b) (4c) (4d) (5)	$(252,851)	$—	$(252,851)	$(110,752)		$(363,603)
				$(110,704	) (4a)
				$(8,182	) (4b)
				$5,772	(4c)
				$(625	) (4d)
				$2,987	(5)
Other assets (4a) (5)	$(90,529)	$—	$(90,529)	$(11,930)		$(102,459)
				$3,079	(4a)
				$(15,009	) (5)
Accounts payable (4b) (5)	$606,522	$—	$606,522	$14,468		$620,990
				$1,864	(4b)
				$12,604	(5)
Cash used in operating activities	$(615,348)	$—	$(615,348)	$(108,214)		$(723,562)
Cash flows from investing activities
Proceeds from deferred purchase price of factored receivables (4a)	$—	$—	$—	$107,625		$107,625
Cash provided by investing activities	$2,926,854	$—	$2,926,854	$107,625		$3,034,479
Cash flows from financing activities
Change in unremitted cash collections from servicing factored receivables (4b)	$—	$—	$—	$6,318		$6,318
Net proceeds (repayments) from revolving and other credit facilities (4c) (4d)	$62,826	$—	$62,826	$(5,147)		$57,679
				$(5,772	) (4c)
				$625	(4d)
Cash used in financing activities	$(2,500,395)	$—	$(2,500,395)	$1,171		$(2,499,224)
Decrease in cash and cash equivalents (5)	$(388,135)	$—	$(388,135)	$582		$(387,553)
Cash and cash equivalents at beginning of period (5)	$1,230,017	$—	$1,230,017	$(2,138)		$1,227,879
Cash and cash equivalents at end of period (5)	$841,882	$—	$841,882	$(1,556)		$840,326
Supplemental disclosure of non-cash investing and financing information:
Amounts obtained as a beneficial interest in exchange for transferring trade receivables in factoring arrangements (4a)	$—	$—	$—	$102,329		$102,329

F-84

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

	December 31, 2022 (Successor)
	As Originally Reported	Adjustment	As Previously Reported	Adjustment		As Restated
Condensed Consolidated Balance Sheet:
Cash and cash equivalents	$1,321,612	$—	$1,321,612	$(1,475)		$1,320,137
Trade accounts receivable (less allowances of $140,328) (4a) (4b) (4c) (4d)	$8,855,052	$—	$8,855,052	$37,367		$8,892,419
				$(39,808	) (4a)
				$19,919	(4b)
				$41,189	(4c)
				$16,067	(4d)
Other current assets (4a) (5)	$789,074	$—	$789,074	$41,283		$830,357
				$39,808	(4a)
				$1,475	(5)
Total current assets	$16,323,667	$—	$16,323,667	$77,175		$16,400,842
Total assets	$19,249,295	$—	$19,249,295	$77,175		$19,326,470
Accounts payable (4b)	$9,971,858	$—	$9,971,858	$(13,777)		$9,958,081
Accrued expenses and other (4b)	$1,251,077	$—	$1,251,077	$33,696		$1,284,773
Short-term debt and current maturities of long-term debt (4c) (4d)	$143,071	$—	$143,071	$57,256		$200,327
				$41,189	(4c)
				$16,067	(4d)
Total current liabilities	$11,454,264	$—	$11,454,264	$77,175		$11,531,439
Total liabilities	$16,191,227	$—	$16,191,227	$77,175		$16,268,402
Total liabilities and stockholders’ equity	$19,249,295	$—	$19,249,295	$77,175		$19,326,470

F-85

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

	April 1, 2023 (Successor)
	As Originally Reported	Adjustment	As Previously Reported	Adjustment		As Restated
Condensed Consolidated Balance Sheet:
Cash and cash equivalents	$1,470,427	$—	$1,470,427	$(1,563)		$1,468,864
Trade accounts receivable (less allowances of $157,375) (4a) (4b) (4c)	$8,303,662	$—	$8,303,662	$33,758		$8,337,420
				$(34,537	) (4a)
				$380	(4b)
				$67,915	(4c)
Other current assets (4a) (5)	$985,649	$—	$985,649	$36,100		$1,021,749
				$34,537	(4a)
				$1,563	(5)
Total current assets	$15,648,632	$—	$15,648,632	$68,295		$15,716,927
Total assets	$18,640,763	$—	$18,640,763	$68,295		$18,709,058
Accounts payable (4b)	$9,066,974	$—	$9,066,974	$(6,133)		$9,060,841
Accrued expenses and other (4b)	$1,400,942	$—	$1,400,942	$6,513		$1,407,455
Short-term debt and current maturities of long-term debt (4c)	$132,788	$—	$132,788	$67,915		$200,703
Total current liabilities	$10,700,542	$—	$10,700,542	$68,295		$10,768,837
Total liabilities	$15,454,113	$—	$15,454,113	$68,295		$15,522,408
Total liabilities and stockholders’ equity	$18,640,763	$—	$18,640,763	$68,295		$18,709,058

F-86

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

	Thirteen Weeks Ended April 1, 2023 (Successor)
	As Originally Reported	Adjustment	As Previously Reported	Adjustment		As Restated
Condensed Consolidated Statement of Cash Flows:
Cash flows from operating activities:
Trade accounts receivable (4a) (4b) (4c) (4d) (5)	$599,020	$—	$599,020	$(31,086)		$567,934
				$(41,459	) (4a)
				$19,632	(4b)
				$(25,725	) (4c)
				$16,408	(4d)
				$58	(5)
Other assets (4a) (5)	$(208,322)	$—	$(208,322)	$2,108		$(206,214)
				$2,196	(4a)
				$(88	) (5)
Accounts payable (4b)	$(794,899)	$—	$(794,899)	$7,806		$(787,093)
Cash provided by operating activities	$188,773	$—	$188,773	$(21,172)		$167,601
Cash flows from investing activities
Proceeds from deferred purchase price of factored receivables (4a)	$—	$—	$—	$39,263		$39,263
Cash used in investing activities	$(57,850)	$—	$(57,850)	$39,263		$(18,587)
Cash flows from financing activities
Change in unremitted cash collections from servicing factored receivables (4b)	$—	$—	$—	$(27,438)		$(27,438)
Net proceeds (repayments) from revolving and other credit facilities (4c) (4d)	$(21,207)	$—	$(21,207)	$9,317		$(11,890)
				$25,725	(4c)
				$(16,408	) (4d)
Cash used in financing activities	$(27,278)	$—	$(27,278)	$(18,121)		$(45,399)
Effect of exchange rate changes on cash and cash equivalents	$45,170	$—	$45,170	$(58)		$45,112
Increase in cash and cash equivalents	$148,815	$—	$148,815	$(88)		$148,727
Cash and cash equivalents at beginning of period	$1,321,612	$—	$1,321,612	$(1,475)		$1,320,137
Cash and cash equivalents at end of period	$1,470,427	$—	$1,470,427	$(1,563)		$1,468,864
Supplemental disclosure of non-cash investing and financing information:
Amounts obtained as a beneficial interest in exchange for transferring trade receivables in factoring arrangements (4a)	$—	$—	$—	$36,892		$36,892

F-87

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

Note 4 – Employee Awards

Since 2016, we have issued cash awards to certain employees, which include both time-vested and performance-vested awards. The time-vested cash awards vest over a time period of three years, and the performance-vested cash awards vest upon the achievement of a certain performance targets measured after a time period of three years. The performance condition for the cash awards for grants to management is based on earnings growth. Cumulative compensation expense for cash awards is recognized as a liability. Each cash award has a fixed fair value of $1.00. We recognize these compensation costs, net of an estimated forfeiture rate, over the requisite service period of the award, which is the vesting term of the outstanding cash award. We estimate the forfeiture rate based on our historical experience.

Activity related to the cash awards is as follows:

Number of Cash Awards (in thousands)
Non-vested at December 31, 2022	76,722
Granted	43,902
Vested	(45,876)
Forfeited	(6,151)

Non-vested at September 30, 2023	68,597

	Thirty-Nine Weeks Ended October 1, 2022	Thirty-Nine Weeks Ended September 30, 2023
Compensation expense - cash awards	$24,269	$25,395

Related income tax benefit	$6,067	$6,349

As of September 30, 2023, the unrecognized compensation costs related to the cash awards were $37,688. We expect these costs to be recognized over a remaining weighted-average period of approximately 1.6 years.

Participation Plan for Certain Key Employees

In July 2021, we adopted the 2021 Participation Plan (the “Plan”) to provide incentive compensation to certain key management. Under the Plan, participants are granted units, the value of which are related to our financial performance. Half of the units vest over a period of time specified in the applicable award agreement, typically in annual tranches over five years. Once vested, certain qualifying events are required for any payment related to these units, with accelerated vesting in the event of certain change in control or public offering events, in each case subject to the participant’s continued employment through the applicable vesting date. The other half are payable to participants only upon the occurrence of certain qualifying events. Any payment to a participant under the time-based or performance-based units is conditioned on our reaching a minimum valuation at the time of a qualifying event or through a series of qualifying events. A qualifying event may be either a sale of some or all of our capital stock or a sale of all or substantially all of our assets. Each performance unit granted under the Plan has an initial grant date value of $1.00. As of September 30, 2023, no qualifying events have occurred or are probable of occurring, no awards under the Plan have vested (i.e., upon reaching a minimum qualifying event value) and no liability or compensation expense has been recognized by us. Further, no amounts have been paid under the Plan.

F-88

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

Activity related to the awards granted in the Plan was as follows:

Number of Units (in thousands)
Non-vested at December 31, 2022	191,714
Granted	4,306
Vested	—
Forfeited	(1,420)

Non-vested at September 30, 2023	194,600

As of September 30, 2023, there was no unrecognized compensation costs for these awards.

Note 5 – Derivative Financial Instruments

We use foreign currency forward contracts that are not designated as hedges primarily to manage currency risk associated with foreign currency-denominated trade accounts receivable, accounts payable and intercompany loans. At December 31, 2022 and September 30, 2023, we had no derivatives that were designated as hedging instruments.

In the first quarter of 2023, we entered into agreements to purchase interest rate caps, which established a 5.5% upper limit on the LIBOR interest rate applicable to a substantial portion of the borrowings under the Term Loan Credit Facility through the first quarter of 2025. These interest rate cap agreements qualify for hedge accounting treatment and, accordingly, we recorded the fair value of the agreements as an asset and the change in fair value within accumulated other comprehensive loss during the period in which the change occurs. Due to the cessation of the LIBOR interest rate on June 30, 2023, we amended the interest rate cap agreements during the second quarter of 2023 to establish a 5.317% upper limit on the Secured Overnight Financing Rate (“SOFR”) interest rate in order to align with the conversion to a SOFR-based rate for the underlying Term Loan Credit Facility. We elected to apply the practical expedient under ASU 2020-04 and continued to apply hedge accounting treatment until September 2023 when we dedesignated the interest rate cap in connection with the refinancing of our Term Loan Credit Facility (See Note 8, “Debt”) the impact of which was immaterial.

The notional amounts and fair values of derivative instruments in our Condensed Consolidated Balance Sheets are as follows:

	Notional Amounts (1)		Fair Value
	December 31, 2022	September 30, 2023	December 31, 2022	September 30, 2023
Derivatives not receiving hedge accounting treatment recorded in:
Other current assets
Foreign exchange contracts	$558,974	$882,348	$5,170	$11,672
Interest rate cap	—	952,116	—	3,272
Other(2)	1,265	1,265	6,917	7,756
Other assets
Interest rate cap	—	422,884	—	1,453
Accrued expenses and other
Foreign exchange contracts	1,187,413	385,996	(17,139)	(3,486)

Total	$1,747,652	$2,644,609	$(5,052)	$20,667

F-89

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

(1)	Notional amounts represent the gross amount of foreign currency bought or sold at maturity for foreign exchange contracts.
(2)	Related to a convertible note receivable derivative.

The amount recognized in earnings from our derivative instruments is as follows and is largely offset by the change in fair value of the underlying hedged assets or liabilities:

	Location of (gain) loss in income	Thirty-Nine Weeks Ended October 1, 2022	Thirty-Nine Weeks Ended September 30, 2023
Derivative instruments not qualifying as cash flow hedges:
Net loss recognized in earnings	Net foreign currency exchange loss	$28,887	$24,555
	Interest expense	$—	$1,370
Derivative instruments qualifying as hedging instruments:
Gain recognized in accumulated other comprehensive income		$—	$(1,188)
Gain reclassified from accumulated other comprehensive income to interest expense	Interest expense	$—	$(183)

There were no material gain or loss amounts excluded from the assessment of effectiveness. We report our derivatives at fair value as either assets or liabilities within our Condensed Consolidated Balance Sheets. See Note 6, “Fair Value Measurements”, for information on derivative fair values recorded on our Condensed Consolidated Balance Sheets for the periods presented.

Note 6 – Fair Value Measurements

Our assets and liabilities carried at fair value are classified and disclosed in one of the following three categories: Level 1 – quoted market prices in active markets for identical assets and liabilities; Level 2 – observable market-based inputs or unobservable inputs that are corroborated by market data; and Level 3 – unobservable inputs that are not corroborated by market data.

F-90

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

As of December 31, 2022, our assets and liabilities measured at fair value on a recurring basis are categorized in the table below:

	December 31, 2022
	Total	Level 1	Level 2	Level 3
Assets:
Derivative assets	$12,087	$—	$12,087	$—
Investments held in Rabbi Trust	70,432	70,432	—	—

Total assets at fair value	$82,519	$70,432	$12,087	$—

Liabilities:
Derivative liabilities	$17,139	$—	$17,139	$—
Contingent consideration	4,307	—	—	4,307

Total liabilities at fair value	$21,446	$—	$17,139	$4,307

As of September 30, 2023, our assets and liabilities measured at fair value on a recurring basis are categorized in the table below:

	September 30, 2023
	Total	Level 1	Level 2	Level 3
Assets:
Derivative assets	$24,153	$—	$24,153	$—
Interest rate cap	4,725	—	4,725	—
Investments held in Rabbi Trust	76,247	76,247	—	—

Total assets at fair value	$105,125	$76,247	$28,878	$—

Liabilities:
Derivative liabilities	$3,486	$—	$3,486	$—
Contingent consideration	4,206	—	—	4,206

Total liabilities at fair value	$7,692	$—	$3,486	$4,206

The fair value of the cash equivalents approximated cost and the change in the fair value of the marketable trading securities was recognized in the Condensed Consolidated Statements of Income to reflect these investments at fair value.

F-91

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

Our senior secured notes due in 2029 and Term Loan Credit Facility are stated at amortized cost, and their respective fair values were determined based on Level 2 criteria. The fair values and carrying values of these notes are shown in the tables below:

	December 31, 2022
	Fair Value
	Total	Level 1	Level 2	Level 3	Carrying Value
Senior secured notes, 4.75% due 2029	$1,735,000	$—	$1,735,000	$—	$1,955,732
Term loan credit facility	1,940,450	—	1,940,450	—	1,907,741

	$3,675,450	$—	$3,675,450	$—	$3,863,473

	September 30, 2023
	Fair Value
	Total	Level 1	Level 2	Level 3	Carrying Value
Senior secured notes, 4.75% due 2029	$1,740,000	$—	$1,740,000	$—	$1,960,996
Term loan credit facility	1,410,000	—	1,410,000	—	1,360,389

	$3,150,000	$—	$3,150,000	$—	$3,321,385

Note 7 – Acquisitions, Goodwill and Intangible Assets

Earn-out and Holdback Liabilities

Earn-out liabilities for the Thirty-Nine Weeks Ended September 30, 2023 decreased by $101 to $4,206. Holdback liabilities for the Thirty-Nine Weeks Ended September 30, 2023 decreased by $993 to $106.

Finite-lived Identifiable Intangible Assets

Finite-lived identifiable intangible assets are amortized over their remaining estimated useful lives ranging up to 14 years with the predominant amounts having lives of 11 to 14 years. As a result of the Imola Mergers, intangible assets were revalued as of the acquisition date. The gross carrying amounts of finite-lived identifiable intangible assets are $1,094,702 and $1,089,210 at December 31, 2022 and September 30, 2023, respectively, and the net carrying amounts of finite-lived identifiable intangible assets by type are as follows:

	December 31, 2022	September 30, 2023
Customer and vendor relationships	$518,234	$478,897
Tradename and trademarks	382,362	358,721
Software and developed technology	56,875	50,312

Total Intangible assets, net	$957,471	$887,930

Amortization expense was $69,026 and $65,313 for the Thirty-Nine Weeks Ended October 1, 2022 and the Thirty-Nine Weeks Ended September 30, 2023, respectively.

F-92

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

Note 8 – Debt

The carrying value of our outstanding debt consists of the following:

	December 31, 2022	September 30, 2023
	Restated
Senior secured notes, 4.75% due 2029, net of unamortized deferred financing costs of $44,268 and $39,004, respectively	$1,955,732	$1,960,996
Term loan credit facility, net of unamortized discount of $15,714 and $12,252, respectively, and unamortized deferred financing costs of $46,545 and $37,359, respectively	1,907,741	1,360,389
ABL revolving credit facility	—	85,000
Revolving trade accounts receivable-backed financing programs	327,056	297,697
Lines of credit and other debt	183,825	267,308

	4,374,354	3,971,390
Short-term debt and current maturities of long-term debt	(200,327)	(352,309)

	$4,174,027	$3,619,081

During the second quarter of 2023 we amended our ABL Revolving Credit Facility and Term Loan Credit Facility agreements to replace LIBOR with SOFR. Borrowings under the ABL Revolving Credit Facility, as amended, bear interest at a rate per annum equal to, at our option, either (1) the base rate plus a margin ranging (based on the availability under the ABL Revolving Credit Facility) from 0.25% to 0.75% or (2) SOFR (subject to a 0% floor) plus a margin ranging (based on the availability under the ABL Revolving Credit Facility) from 1.25% to 1.75%. Borrowings under the ABL Term Loan Facility bear interest at a rate per annum equal to, at our option, either (1) the base rate plus a margin of 2.50% or (2) SOFR (subject to a 0% floor) plus a margin of 3.50%. In June 2023, we repaid $500,000 on our Term Loan Credit Facility over and above normal quarterly installments of $5,000, which, as a result of this prepayment, are no longer mandatory.

On September 27, 2023, we refinanced our Term Loan Credit Facility reducing the interest rate spread over SOFR by 50 basis points. Borrowings under the Term Loan Credit Facility bear interest at a rate per annum equal to, at our option, either (1) the base rate (which is the highest of (a) the then-current federal funds rate set by the Federal Reserve Bank of New York, plus 0.50%, (b) the prime rate on such day and (c) the one-month SOFR rate published on such date plus 1.11%) plus a margin of 2.0% or (2) SOFR (subject to a 0.50% floor) plus the applicable margin, which may range from 3.11% to 3.43%, based on interest period. In connection with the refinancing, we repaid an incremental $50,000 on our Term Loan Credit Facility and recognized a loss of $4,872 related to the recognition of certain unamortized debt issuance costs as a result of applying the debt guidance under ASC 470 which resulted in the refinancing primarily being treated as a modification.

Note 9 – Restructuring Costs

In the third quarter of 2022, we elected to discontinue our operations in Russia, where we had an office that employed engineering and coding resources that supported the operation and maintenance of the Ingram Micro

F-93

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

Cloud Marketplace. We incurred one-time termination costs of $9,316 in our Middle East and Africa segment within restructuring costs on the Condensed Consolidated Statements of Income, consisting of $4,253 related to employee termination benefits, $2,371 related to facility closure costs, and $2,692 related to relocation expenses. In the third quarter of 2023, we sold our Russian subsidiary recognizing a loss of $3,047 within SG&A expense.

In the third quarter of 2023, as a result of changing global and local market conditions, we initiated a restructuring plan which resulted in organizational and staffing changes, including a headcount reduction of 606 employees, primarily in our North American segment. No material future costs are expected to be incurred under this restructuring plan.

A summary of the restructuring costs incurred in the Thirty-Nine Weeks Ended September 30, 2023, are as follows:

		Restructuring Costs
	Headcount Reduction (Number of Employees)	Employee Termination Benefits	Facility and Other Costs	Total Restructuring Costs
Thirty-Nine Weeks Ended September 30, 2023
North America	544	$12,572	$3,401	$15,973
EMEA	20	1,664	28	1,692
Asia-Pacific	41	1,316	—	1,316
Latin America	1	109	—	109

Total	606	$15,661	$3,429	$19,090

The remaining liabilities, which are recorded within accrued expenses and other on our Condensed Consolidated Balance Sheets, and activities associated with the aforementioned actions for 2023 are summarized in the tables below:

	Restructuring Liability
	Beginning Liability	Expenses, Net	Amounts Paid and Charged Against the Liability	Foreign Currency Translation	Remaining Liability
Restructuring actions 2023
Employee termination benefits	$1,144	$15,661	$(12,382)	$(11)	$4,412
Facility and other costs	10	3,429	(1,856)	(1)	1,582

Total	$1,154	$19,090	$(14,238)	$(12)	$5,994

The remaining liability will be substantially paid by the end of 2023.

Note 10 – Income Taxes

For the Thirty-Nine Weeks Ended October 1, 2022, and the Thirty-Nine Weeks Ended September 30, 2023, our effective tax rate was 14.0%, and 30.2%, respectively. Under U.S. accounting rules for income taxes, interim effective tax rates may vary significantly depending on the actual operating results in the various tax jurisdictions, as well as changes in the valuation allowance related to the expected recovery of deferred tax assets.

F-94

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

The Thirty-Nine Weeks Ended October 1, 2022, included $2,271,466 of income from the CLS Sale, which had an income tax provision of $243,562, or an effective tax rate of 10.7 percentage points. The low effective tax rate on the CLS Sale was primarily due to the gain on sale of European subsidiaries being tax exempt due to the participation exemption in Europe. In addition, the tax provision for the Thirty-Nine Weeks Ended October 1, 2022, also included $9,000 of withholding tax expense, or 0.3 percentage points of the effective rate, due to a dividend from our Canadian subsidiary. Our Thirty-Nine Weeks Ended October 1, 2022 income that was not part of the CLS Sale was taxed at a higher rate resulting in an overall effective tax rate of 14.0 percentage points. The tax provision for the Thirty-Nine Weeks Ended September 30, 2023, included $5,949 of net tax benefit, or 1.9 percentage points of the effective tax rate, primarily due to an increase in actual 2022 U.S. foreign tax credit utilization as compared to our previous estimate, partially offset by $1,666 of tax expense, or 0.5 percentage points of the effective tax rate, due to a reduction in estimated U.S. foreign tax credit utilization in 2023. In addition, for the Thirty-Nine Weeks Ended September 30, 2023, our effective tax rate was negatively impacted by 0.4 percentage points due to the statutory rate increases in the United Kingdom in 2023 which is included in our effective annual tax rate.

Our effective tax rate during these periods differed from the U.S. federal statutory rate of 21% primarily due to the items noted above, as well as the relative mix of earnings or losses and various tax rates, including state taxes, within the jurisdictions in which we operate, such as: (a) losses in certain jurisdictions in which we are not able to record a tax benefit; (b) changes in the valuation allowance on deferred tax assets; and (c) changes in tax laws or interpretations thereof.

At December 31, 2022, we had gross unrecognized tax benefits of $14,339 compared to $15,895 at September 30, 2023. Substantially all of the remaining gross unrecognized tax benefits, if recognized, would impact our effective tax rate in the period of recognition.

We recognize interest and penalties related to unrecognized tax benefits in income tax expense. Total accruals for interest and penalties on our unrecognized tax benefits were $8,956 and $9,446 at December 31, 2022, and September 30, 2023, respectively.

Our future effective tax rate will continue to be affected by changes in the relative mix of taxable income and losses and various tax rates in the tax jurisdictions in which we operate, changes in the valuation of deferred tax assets or changes in tax laws or interpretations thereof. In addition, in the normal course of business, we are subject to tax examination by taxing authorities in the U.S., states and over fifty foreign jurisdictions in which we operate. In our material tax jurisdictions, the statute of limitations is open, in general, for three to five years.

In the U.S., our federal tax returns for the 2019 and 2020 tax years are under audit by the IRS. It is possible that within the next twelve months, (1) ongoing tax examinations of our U.S. federal tax returns, individual states and several of our foreign jurisdictions may be resolved, (2) new tax exams may commence and (3) other issues may be effectively settled. However, we do not expect our assessment of unrecognized tax benefits to change significantly over that time.

Note 11 – Commitments and Contingencies

As a company with a substantial employee population and with operations in a large number of countries, Ingram Micro is involved, either as a plaintiff or defendant, in a variety of ongoing claims, demands, suits, investigations, tax matters and proceedings that arise from time to time in the ordinary course of its business. The Company records a provision with respect to a claim, suit, investigation or proceeding when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If there is at least a reasonable

F-95

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

possibility that a material loss may have been incurred associated with pending legal claims, or when assertion of unasserted material claims are considered probable, we disclose such fact, and if reasonably estimable, we provide an estimate of the possible loss or range of possible loss. We record our best estimate of a loss related to pending legal and regulatory proceedings when the loss is considered probable and the amount can be reasonably estimated. Where a range of loss can be reasonably estimated with no best estimate in the range, we record the minimum estimated liability. As additional information becomes available, we assess the potential liability related to pending legal and regulatory proceedings and revise our estimates and update our disclosures accordingly. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. Our legal costs associated with legal matters are recorded to expense as incurred.

The Company reviews claims, suits, investigations and proceedings at least quarterly, and decisions are made with respect to recording or adjusting provisions and disclosing reasonably possible losses or range of losses (individually or in the aggregate). Whether any losses, damages or remedies finally determined in any claim, suit, investigation or proceeding could reasonably have a material effect on the Company’s business, financial condition, results of operations or cash flows will depend on a number of variables, including: the timing and amount of such losses or damages; the structure and type of any such remedies; the significance of the impact of such losses, damages or remedies may have in the condensed consolidated financial statements; and the unique facts and circumstances of the particular matter that may give rise to additional factors.

In early March 2021, the Supreme Federal Tribunal in Brazil handed down a decision regarding the incidence of indirect taxes on the sales of off-the-shelf software (“New Leading Case”). Based on the decision published in the official gazette, the New Leading Case establishes the obligation to pay a certain indirect tax (“ISS”) on sales of off-the-shelf software. ISS tax rates vary by municipality, but are typically approximately 2% to 3%, and are a cost passed on to our customers. Based on the New Leading Case, ISS tax rates would only be applicable to a small subset of our total sales. The New Leading Case departs from the previous 1998 Supreme Court decision that provided that sales of off-the-shelf software were not subject to ISS; therefore, we have adjusted our tax administration of ISS to align to the New Leading Case prospectively. Based on the published New Leading Case and further based upon the advice of counsel we also established a tax reserve in the first quarter of 2021 for approximately Brazilian Reais 23,301 ($4,653 at September 30, 2023 exchange rates) for unassessed periods where the government could potentially attempt to assert ISS tax is due on certain sales. As a result of the New Leading Case, we also believe the total increase in ISS tax exposures that do not represent a probable liability, including historical cases in litigation, is Brazilian Reais 119,624 ($23,889 at September 30, 2023 exchange rates) in principal and associated penalties, interest and fines.

In May 2021, the Supreme Federal Tribunal in Brazil delivered a decision regarding whether Imposto de Circulação de Mercadorias e Serviços (“ICMS”), a state level sales tax, should be included in the tax base used to calculate contributions to the Social Integration Program (“PIS”) and contributions to Finance Social Security (“COFINS”), a federal tax levied on revenue. The court decided in the taxpayer’s favor by excluding ICMS from the PIS and COFINS tax basis. We recalculated our PIS and COFINS balances for the open tax years of 2012 to 2021 to align with the Supreme Federal Tribunal decision which resulted in a tax benefit being recorded in the second quarter of 2021 of Brazilian Reais 82,380 ($16,451 at September 30, 2023 exchange rates) including principal and interest. We also believe the total increase in PIS and COFINS tax exposures associated with the tax authorities’ application of the decision, that do not represent a probable liability, is Brazilian Reais 42,665 ($8,520 at September 30, 2023 exchange rates).

Our Brazilian subsidiary has received a number of tax assessments primarily related to reporting compliance topics as well as transaction-tax related matters largely involving applicability of tax and categorization of products

F-96

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

and services. The total amount related to these assessments, assessments described above and similar tax exposures that are not yet assessed that gives rise to a probable liability where a reserve has been established is Brazilian Reais 68,116 ($13,603 at September 30, 2023 exchange rates) in principal and associated penalties, interest and fines. The total amount related to these assessments, assessments described above and similar tax exposures that are not yet assessed that we believe gives rise to a reasonably possible loss is Brazilian Reais 714,627 ($142,711 at September 30, 2023 exchange rates) in principal and associated penalties, interest and fines.

In June 2013, the French Competition Authority (“FCA”) launched an investigation of our subsidiary in France (“Ingram Micro France”), one of our competitors and one of our vendors in relation to alleged anticompetitive practices. In October 2018, the investigation services of the FCA filed a Statement of Objections against Ingram Micro France, as primary infringer, and Ingram Micro Europe BVBA and Ingram Micro, as parent companies (“Ingram”). In March 2020, the Board of the FCA issued its decision imposing a fine of €62,900 ($66,536 at September 30, 2023 exchange rates) on Ingram regarding volume allocations of Apple products. In July 2020, we appealed the decision of the Board of the FCA to the Paris Court of Appeals. On October 6, 2022, the Paris Court of Appeals issued a decision maintaining the infraction of volume allocation and reducing the fine from €62,900 ($66,536 at September 30, 2023 exchange rates) to €19,500 ($20,627 at September 30, 2023 exchange rates). In November 2022 the Company further appealed this matter to the “Cour de Cassation.” As the appeal to the “Cour de Cassation” did not suspend the obligation to pay the fine, in the third quarter of 2022, we recorded a contingent liability at that time within our Condensed Consolidated Balance Sheets. Under the payment plan agreed with the French Treasury, Ingram Micro France had already paid €10,629 ($11,243 at September 30, 2023 exchange rates) to date. On November 4, 2022, Ingram Micro France made an additional payment of €8,871 ($9,384 at September 30, 2023 exchange rates) to complete the total amount of the fine of €19,500 ($20,627 at September 30, 2023 exchange rates) and the French Treasury released the third-party surety bond. As a result of the appeals court ruling, the Company determined that the best estimate of probable loss related to this matter is €19,500 ($20,627 at September 30, 2023 exchange rates). On June 3, 2021, the reseller whose complaint to the FCA gave rise to the investigation filed a follow-on civil claim in the Paris Commercial Court seeking approximately €95,000 ($100,491 at September 30, 2023 exchange rates) in damages from Ingram, one of our competitors and one of our vendors. On May 30, 2022, the Paris Commercial Court postponed the hearing on this reseller claim pending resolution of the appeal on the main case. On October 24, 2022, the reseller requested the re-opening of the proceedings and we petitioned the Court to stay the proceedings until the main case is decided by the Cour de Cassation. On May 15, 2023, the Court did not accept the request to suspend the case and set a calendar for a final hearing in June 2024. We are currently evaluating this matter and cannot currently estimate the probability or amount of any potential loss.

On January 26, 2021, we first learned through external sources that on June 27, 2019, the Court of Additional Chief Metropolitan Magistrate (Special Acts), Central District, Tis Hazari in New Delhi (the “New Delhi Court”) issued a summoning order naming Ingram Micro India Ltd. (“IMIL”) as one of 40 legal entity defendants in a criminal complaint. IMIL is accused by the Serious Fraud Office of cheating and criminal conspiracy based on four payments it made over 15 years ago at the request of a certain vendor. In February 2021, outside legal counsel appeared on IMIL’s behalf at the New Delhi Court and requested relevant documentation pertaining to these charges to assess IMIL’s legal position. IMIL has vigorously contested the charges as we believe the charges to be meritless and in December 2021 filed a motion to dismiss.

In September 2021, the Company’s subsidiary in Saudi Arabia received a tax assessment for Saudi Riyal 238,152 ($63,491 at September 30, 2023 exchange rates) in tax and associated penalties issued by ZATCA (tax and customs authority) asserting that withholding tax was due on software purchases held for resale from non-resident vendors from 2015 through 2020. We believe the tax assessment gives rise to a reasonably possible loss of Saudi Riyal 238,152 ($63,491 at September 30, 2023 exchange rates) in tax and associated penalties. In

F-97

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

addition, we believe it is likely tax authorities will assess us for software purchases held for resale from non-vendors for the years 2021 and 2022 and through the third quarter 2023, which gives rise to a reasonably possible loss of Saudi Riyal 261,634 ($69,752 at September 30, 2023 exchange rates) in tax and associated penalties. In early October 2023, at our request, the court granted a second 6-month suspension of the case. We strongly believe that we have administered taxes correctly, that these purchases of software held for resale are not subject to withholding tax and that we will ultimately prevail in this matter.

We may be subject to non-income based tax unasserted claims related to transactions with certain non-U.S. affiliates and indirect tax related matters. As of September 30, 2023, the Company is unable to reasonably estimate the possible losses or range of losses, if any, arising from unasserted claims due to a number of factors, including the presence of complex or novel legal theories and the ongoing discovery and development of information important to potential unasserted claims. Claims, suits, investigations and proceedings are inherently uncertain, and it is not possible to predict the ultimate outcome of unasserted claims. It is possible that the Company’s business, financial condition, results of operations or cash flows could be materially affected in any particular period by the resolution of potential claims.

As is customary in the IT distribution industry, we have arrangements with certain finance companies that provide inventory-financing facilities for our customers. In conjunction with certain of these arrangements, we have agreements with the finance companies that would require us to repurchase certain inventory that might be repossessed from the customers by the finance companies. Due to various reasons, including among other items, the lack of information regarding the amount of salable inventory purchased from us that is still on hand with the customer at any point in time, repurchase obligations relating to inventory cannot be reasonably estimated. Repurchases of inventory by us under these arrangements have been insignificant to date.

We have guarantees to third parties that provide financing to a limited number of our customers. Net sales under these arrangements accounted for less than one percent of our consolidated net sales for each of the periods presented. The guarantees require us to reimburse the third party for defaults by these customers up to an aggregate of $8,128. The fair value of these guarantees has been recognized as cost of sales on the Condensed Consolidated Statements of Income to these customers and is included in accrued expenses and other on the Condensed Consolidated Balance Sheets.

Note 12 – Segment Information

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. Our CODM is our Chief Executive Officer. Our reportable segments coincide with the geographic operating segments which include North America, Europe, which includes Middle East and Africa (“EMEA”), Asia-Pacific and Latin America. The measure of segment profit is income from operations.

Geographic areas in which we operated our reportable segments during the periods presented include North America (the United States and Canada), EMEA, (Austria, Belgium, Bosnia and Herzegovina, Bulgaria, Croatia, Czech Republic, Denmark, Egypt, Finland, France, Germany, Hungary, Ireland, Israel, Italy, Kosovo, Lebanon, Luxembourg, Macedonia, Morocco, Netherlands, Norway, Oman, Pakistan, Poland, Portugal, Qatar, Romania, Russian Federation, Saudi Arabia, Serbia, Slovenia, Spain, Sweden, Switzerland, Turkey, United Arab Emirates and the United Kingdom), Asia-Pacific (Australia, Bangladesh, the People’s Republic of China including Hong Kong, India, Indonesia, Japan, Malaysia, New Zealand, Philippines, Singapore, Sri Lanka and Thailand) and Latin America (Argentina, Brazil, Chile, Colombia, Costa Rica, Ecuador, Mexico, Peru, Uruguay and our Latin American export operations in Miami).

F-98

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

We do not allocate time-vested and performance-vested cash-based compensation recognized to our reportable segments (see Note 4, “Employee Awards”), certain Corporate costs, and the gain from the CLS Sale; therefore, we are reporting these amounts separately. Assets by reportable segment are not presented below as our CODM does not review assets by reportable segment.

Financial information by reportable segment is as follows:

	Thirty-Nine Weeks Ended October 1, 2022	Thirty-Nine Weeks Ended September 30, 2023
Net sales
North America	$15,940,774	$13,662,409
EMEA	10,948,908	10,355,358
Asia-Pacific	8,503,970	8,236,696
Latin America	2,705,007	2,766,400

Total	$38,098,659	$35,020,863

Income from operations
North America	$314,183	$225,528
EMEA	196,202	210,342
Asia-Pacific	175,198	170,704
Latin America	77,526	59,374
Corporate	(59,906)	(27,141)
Gain on CLS Sale	2,271,466	—
Cash-based compensation expense	(24,269)	(25,395)

Total	$2,950,400	$613,412

Capital expenditures
North America	$71,254	$140,358
EMEA	16,230	12,413
Asia-Pacific	4,355	6,934
Latin America	3,848	5,281

Total	$95,687	$164,986

Depreciation
North America	$55,306	$49,685
EMEA	13,657	13,321
Asia-Pacific	6,665	5,857
Latin America	4,902	4,594

Total	$80,530	$73,457

Amortization of intangible assets
North America	$31,713	$31,636
EMEA	19,482	17,852
Asia-Pacific	15,917	13,241
Latin America	1,914	2,584

Total	$69,026	$65,313

F-99

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

	Thirty-Nine Weeks Ended October 1, 2022	Thirty-Nine Weeks Ended September 30, 2023
Integration, transition and other costs (1)
North America	$1,484	$2,994
EMEA	15,765	(1,095)
Asia-Pacific	84	(10)
Latin America	319	3,885
Corporate	59,906	27,141
Gain on CLS Sale	(2,271,466)	—

Total	$(2,193,908)	$32,915

(1)

Costs are primarily related to (i) professional, consulting and integration costs associated with our acquisitions and (ii) consulting, retention and transition costs associated with our organizational effectiveness program charged to SG&A.

Note 13 – Earnings Per Share

Basic and diluted earnings per share is presented in conformity with the two-class method required for multiple classes of common stock. We report a dual presentation of basic earnings per share and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding during the reported period. Diluted earnings per share is computed the same as basic earnings per share as we do not have any participating securities for any of the periods presented.

The computation of basic earnings per share and diluted earnings per share is as follows:

	Thirty-Nine Weeks Ended October 1, 2022		Thirty-Nine Weeks Ended September 30, 2023
	Class A	Class B	Class A	Class B
Net income	$2,276,490	$17,085	$214,578	$1,610

Weighted average shares	26,382	198	26,382	198

Basic earnings per share	$86,290	$86,290	$8,133	$8,133

Diluted earnings per share	$86,290	$86,290	$8,133	$8,133

Note 14 – Related Party Transactions

In connection with the Imola Mergers, we entered into a Corporate Advisory Services Agreement (the “CASA”) with Platinum Equity Advisors LLC (“Platinum Advisors”), an entity affiliated with Platinum, pursuant to which Platinum Advisors provides corporate and advisory services to us. The Company incurs an annual fee of $25,000, plus expenses incurred by Platinum Advisors in rendering such services. During the Thirty-Nine Weeks Ended October 1, 2022 and the Thirty-Nine Weeks Ended September 30, 2023, we incurred fees and expenses of $45,407 and $19,106, respectively, under the CASA. These amounts have been included within SG&A expenses within the Condensed Consolidated Statements of Income.

F-100

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INGRAM MICRO HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share, unit and per share data)

Note 15 – Subsequent Events

We have evaluated the impact of subsequent events of Ingram Micro Holding Corporation through December 15, 2023, the date the condensed consolidated financial statements were available to be issued and have determined that no additional subsequent events required disclosure in the unaudited condensed consolidated financial statements.

F-101

Through and including the 25th day after the date of this prospectus, all dealers that effect transactions in these shares of our Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Common Stock

Morgan Stanley	Goldman Sachs & Co. LLC	J.P. Morgan

PRELIMINARY PROSPECTUS

                , 2023

Leader in Technology and Cloud Distribution

Ships
1.25B+
Units / Year

We Believe We Have the Ability to Serve Nearly
90%
of the Global Population

Environmental | Social | Governance

Committed to goals of Zero Waste, Zero GHG Emissions, and Zero Recordable Safety Incidents in our operations by 2030

Our anti-bribery management systems have been verified by Ethisphere to meet the requirements of ISO 37001

Completed second full Scope 3 emissions inventory and third materiality assessment

1500+ global companies and the emerging leaders of tomorrow trust us with their brands.

INGRAM MICRO® XVANTAGE™

Ingram Micro's digital twin. Revolutionizing the IT ecosystem. A personalized, intuitive and fully automated digital platform for the way we do business.

Enabling seamless interactions and transactions between associates, customers and vendor partners	AI-driven insights leveraging 40+ years of actionable data on business opportunities	10 digital levers creating a fully digital buying experience

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all of the costs and expenses, other than underwriting discounts, payable in connection with the sale of the shares of Common Stock being registered hereby. Except as otherwise noted, the Company will pay all of the costs and expenses set forth in the following table. All amounts shown below are estimates, except the SEC registration fee, the Financial Industry Regulatory Authority (“FINRA”), filing fee and the stock exchange listing fee:

Amount
SEC registration fee		*
FINRA filing fee		*
Stock exchange listing fee		*
Printing fees		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*
Total		*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of a director or certain officers to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability for (1) a director or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (2) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) a director or officer for any transaction from which the director or officer derived an improper personal benefit, (4) a director under Section 174 of the DGCL (regarding, among other things, the payment of unlawful dividends or unlawful stock purchases or redemptions) or (5) an officer in any action by or in the right of the corporation. Our amended and restated certificate of incorporation will contain a provision which eliminates directors’ and officers’ personal liability for monetary damages to the fullest extent permitted by the DGCL.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide in effect that we shall indemnify our directors and officers to the extent permitted by the DGCL. Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify its directors, officers, associates and agents in certain circumstances. Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, provided that such director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, provided that such director, officer, employee or agent had no reasonable cause to believe that his or her conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to

II-1

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 145 further provides that to the extent that a director or officer or employee of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which the party seeking indemnification may be entitled; and the corporation is empowered to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145; and that, unless indemnification is ordered by a court, the determination that indemnification under subsections (a) and (b) of Section 145 is proper because the director, officer, employee or agent has met the applicable standard of conduct under such subsections shall be made by (1) a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (4) by the stockholders.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers. In addition, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify each such director or officer, to the fullest extent permissible under Delaware law, against liabilities and for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by such director or officer in any action or proceeding arising out of his or her service as one of our directors or officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15. Recent Sales of Securities.

Since January 1, 2021, the registrant has issued the following securities which were not registered under the Securities Act:

•

On October 8, 2021, the registrant issued 132.7 shares of Class B non-voting common stock to certain of its officers and associates in exchange for cash in an aggregate amount equal to $5,858,333 and promissory notes in an aggregate principal amount of approximately $7,411,667. Such promissory notes have been repaid in full.

•	On October 8, 2021, the registrant issued 65.3536 shares of Class B non-voting common stock to certain other officers and associates for aggregate consideration of approximately $6,535,358.

II-2

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•

On July 1, 2021, the registrant issued a promissory note with an aggregate principal amount of $20,000,000 to Imola JV Holdings, L.P. On October 5, 2021, the parties agreed to capitalize a portion of the outstanding balance of such promissory note and we issued 1.94642 shares of Class A voting common stock in exchange for the discharge and cancellation of an aggregate amount equal to $194,642 of the outstanding balance of such promissory note. On March 7, 2022, such promissory note was paid off in full and terminated.

The issuances of such shares of Common Stock were not registered under the Securities Act, because the shares were offered and sold in transactions by the issuer not involving any public offering exempt from registration under Section 4(a)(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedules.

See accompanying Index to Financial Statements.

Item 17. Undertakings.

The undersigned Company hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Company hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-3

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1+	Form of Second Amended and Restated Certificate of Incorporation of Ingram Micro Holding Corporation, to be in effect upon the closing of this offering.

3.2+	Form of Amended and Restated Bylaws of Ingram Micro Holding Corporation, to be in effect upon the closing of this offering.

4.1**+	Indenture, dated as of April 22, 2021, by and between Imola Merger Corporation, the Guarantors (as such term is defined therein), and the Bank of New York Mellon Trust Company, N.A., as trustee and notes collateral agent, together with the form of senior secured note.

4.2+	First Supplemental Indenture, dated as of July 2, 2021, by and among Ingram Micro Inc., Imola Acquisition Corporation, and the other Guarantors party thereto from time to time and The Bank of New York Mellon Trust Company, N.A.

5.1*	Opinion of Willkie Farr & Gallagher LLP.

10.1+	Form of Investor Rights Agreement.

10.2**+	ABL Credit Agreement, dated as of July 2, 2021, by and among Imola Acquisition Corporation, Ingram Micro Inc., the borrowers therein, various lenders and issuing banks, and JP Morgan Chase Bank, N.A.

10.2.1+	Amendment No. 1 to the ABL Credit Agreement, dated as of August 12, 2021, by and among Imola Acquisition Corporation, Ingram Micro Inc., the borrowers therein, and JP Morgan Chase Bank, N.A.

10.2.2+	Amendment No. 2 to the ABL Credit Agreement, dated as of May 30, 2023, by and among Imola Acquisition Corporation, Ingram Micro Inc., the other credit parties party thereto, lenders and issuing banks party thereto, and JPMorgan Chase Bank, N.A.

10.3**+	Term Loan Credit Agreement, dated as of July 2021, by and among Imola Acquisition Corporation, Ingram Micro Inc., JP Morgan Chase Bank, N.A., and the lenders, agents and other parties thereto.

10.3.1+	Amendment No. 1 to the Term Loan Credit Agreement, dated as of June 23, 2023, by JPMorgan Chase Bank, N.A.

10.3.2	Amendment No. 2 to the Term Loan Credit Agreement, dated as of September 27, 2023, by JPMorgan Chase Bank, N.A.

10.4*	Form of Indemnification Agreement for Officers and Directors.

10.5*†	2023 Stock Incentive Plan, and the forms of award thereunder.

10.6†+	Second Amended and Restated Transition Agreement, effective as of July 1, 2023, by and between Alain Monié and Ingram Micro Inc.

10.7†+	Letter agreement with Paul Bay, dated December 22, 2021.

10.8†+	Separation and Transition Services Agreement, effective as of January 12, 2022, by and between Nimesh Dave and Ingram Micro Inc.

10.9†+	Supplemental Investment Savings Plan (conformed copy incorporating all amendments through January 1, 2019).

10.10*†	Executive Change in Control Severance Plan.

10.11†+	Executive Officer Severance Policy.

10.12†+	Executive Incentive Program.

II-4

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

21.1+	Subsidiaries of the Company.

23.1*	Consent of PricewaterhouseCoopers LLP.

23.2*	Consent of Willkie Farr & Gallagher LLP (included as part of Exhibit 5.1).

24.1+	Power of Attorney (included on signature pages to this Registration Statement).

99.1+	Consent of Felicia Alvaro to be named as a director nominee.

99.2+	Consent of Paul Bay to be named as a director nominee.

99.3+	Consent of Anne Chow to be named as a director nominee.

99.4+	Consent of Christian Cook to be named as a director nominee.

99.5+	Consent of Tracey Doi to be named as a director nominee.

99.6+	Consent of Bryan Kelln to be named as a director nominee.

99.7+	Consent of Jacob Kotzubei to be named as a director nominee.

99.8+	Consent of Matthew Louie to be named as a director nominee.

99.9+	Consent of Alain Monié to be named as a director nominee.

107*	Filing Fee Table.

+	Previously filed.
*	To be filed by amendment.
**	Certain schedules and/or exhibits have been omitted. The Company agrees to furnish a supplemental copy of any omitted schedule or attachment to the SEC upon request.
†	Indicates management contract or compensatory plan, contract or arrangement.

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in            , on        , 2023.

INGRAM MICRO HOLDING CORPORATION

By:
Name:
Title:

POWER OF ATTORNEY

The undersigned directors and officers of Ingram Micro Holding Corporation hereby appoint each of            , and            , as attorney-in-fact for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this registration statement on Form S-1 (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on            , 2023:

Signatures	Title

Paul Bay	Chief Executive Officer (principal executive officer)

Michael Zilis	Executive Vice President and Chief Financial Officer (principal financial officer)

Cari Hornstein	Senior Vice President, Controller and Chief Accounting Officer (principal accounting officer)

Mary Ann Sigler	Director

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